EXHIBIT (c)(iii)

Budget Papers of the Co-Registrant for 2016-17.

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither Queensland Treasury Corporation nor the State of Queensland undertakes any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although Queensland Treasury Corporation and the State of Queensland believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include, without limitation:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State of Queensland’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, ongoing economic, banking and sovereign debt risk in Europe and any stalling of the protracted United States recovery;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State of Queensland’s domestic consumption;

•	changes in the State of Queensland’s labor force participation and productivity;

•	downgrades in the credit ratings of the State of Queensland or Australia;

•	changes in the rate of inflation in the State of Queensland;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State of Queensland.

Queensland Budget 2016-17

Budget Speech

Budget Paper No. 1

Appropriation Bill 2016

(First reading speech, 14 June 2016)

Treasurer

The Honourable Curtis Pitt MP

Treasurer

Minister for Aboriginal and Torres Strait Islander Partnerships

Minister for Sport

Appropriation Bill 2016

(First reading speech, 14 June 2016)

Treasurer

The Honourable Curtis Pitt MP

Treasurer

Minister for Aboriginal and Torres Strait Islander Partnerships

Minister for Sport

Mr Speaker

I move that the Bill be now read for a first time.

Mr Speaker,

At the last election, Queenslanders elected a Palaszczuk Labor Government…

To save our revenue-generating state assets from sell-off...

To create jobs and restore frontline services…

To bring stability back to Government by replacing confrontation with consultation in our dealings with business and other sectors of our community.

This Budget, the second of the Palaszczuk Government, will respond to the economic conditions facing Queenslanders – those who are working, and those who want to be working.

It is a Budget with a clear intent to drive economic growth across all parts of Queensland.

My job as Treasurer and the job of this Government is to ensure the confidence that has returned in our economy – and in the community more broadly – continues.

Our economic plan is to build on the successes of the last 17 months, and to be pragmatic about the challenges that lie ahead.

Since the election in January 2015, 52,500 new jobs have been created in Queensland.

This includes more than 1,200 full time jobs each month, compared to the loss of around 360 full time jobs each month under the former Government.

This has been achieved in challenging global and domestic conditions.

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We have consistently delivered the highest business confidence of mainland States, month in month out, since last year’s Budget.

We have worked hard to ensure people are engaged and positive about our great state…

About the opportunities across key sectors like tourism, agriculture and resources, and how these sectors can benefit from innovation.

But there is still more work to be done.

Innovation, Investment and Infrastructure

Mr Speaker, this Budget sets out a clear economic plan for Queensland, and is focused on three priorities.

Job creating innovation, investment and infrastructure.

We will encourage and foster innovation by accelerating our Advance Queensland plan and look to capture opportunities in industries such as genomics, robotics and biofuels.

We will attract investment, both from overseas and interstate – as well as give business opportunities to expand, become more profitable, and hire people too.

And we will continue building the transformative infrastructure our State needs to grow and prosper.

Innovation, investment and infrastructure are all at their core about one thing – Jobs.

These three priorities will help secure the jobs Queenslanders have now.

They will help grow jobs in our existing industries by tapping new opportunities.

And they will help create new jobs for the future in new and developing industries.

And, importantly, we also continue to support and assist those seeking to enter the work force by providing opportunities to access the training and skills development they need.

To achieve all this, the Budget I present today addresses both the challenges and opportunities facing our State.

It is an economic plan that advances Queensland by investing in the future.

An economic plan that kick starts new industries and creates new jobs, by building on the strengths of our existing ones – harnessing the capacity of Queenslanders to innovate and foster new investment.

An economic plan that has a specific focus on getting regional Queensland Back to Work.

An economic plan that increases the resilience of Queensland to face future challenges and external shocks through further economic diversification and steady and responsible fiscal leadership.

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Fiscal Strategy

Mr Speaker, this Budget is about getting the balance right and making the right decisions for the circumstances we face.

Balancing sustainable fiscal management with the delivery of vital services and supporting the transition to a more diversified economy.

Balancing debt reduction with investment in services and infrastructure.

This economic plan builds on the work we began in the 2015-16 Budget.

It again allocates record funding to health and education.

We are standing firm in the face of deep and continued federal funding cuts that have not been fully restored.

We are supporting regional Queensland with more jobs and infrastructure.

And we are delivering a better public transport system for the South East.

Before the 2015 election, we gave a commitment to the people of Queensland that we would manage the State’s finances responsibly.

That we would invest taxpayers’ money in the best possible way – and make every single dollar go as far as possible.

Our first Budget did just that because that’s what people expect of their government.

This Budget again honours that commitment, with a surplus of $152 million in 2015-16 and surpluses in each of the next four years.

The 2015-16 surplus is well down on the forecasts in our Mid-Year Fiscal and Economic Review (MYFER) in December last year.

But that is due in no small part to the federal government’s unilateral decision in last month’s federal Budget to defer more than $1 billion in natural disaster funding from the 2015-16 year.

Money that belongs to Queensland, but withheld and shifted in what was clearly a political move on the eve of a federal election.

For this 2016-17 Budget, we are forecasting a surplus of $867 million – which will now be the largest surplus for a decade.

No Government is immune to revenue write-downs, particularly in the current global environment where key commodity price forecasts have fallen more than 20 per cent in the past year.

But despite royalties and tax write downs since December 2015 of more than $3 billion over four years – and almost $4.7 billion since the last Budget over the same period – the Palaszczuk Government is forecasting surpluses each year over the forward estimates.

Combined surpluses over the next four years are forecast to total almost $3.2 billion.

This, by any measure, is a very sound fiscal outlook.

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The result of responsible economic management, delivered in an environment where the international economy is soft and commodity prices have remained relatively low.

We will achieve this by keeping operating expenses – which are forecast to grow at an average of 2.9 per cent per annum over the forward estimates – lower than forecast revenue growth of 3.2 per cent per annum.

In order to better secure the integrity of the State’s revenue base, I can announce today a crackdown on state tax avoidance.

We will target an additional $10 million in revenue over three years from those taxpayers who try to avoid tax. This includes those who incorrectly claim to be a not-for-profit organisation.

New Fiscal Principle

Following delivery and consolidation of the Government’s commitment to restoring frontline services, the Palaszczuk Government is adding an additional fiscal principle.

The Government’s new fiscal principle is focused on maintaining a sustainable public service by ensuring that growth in public service employee numbers does not exceed population growth – on average – over the forward estimates.

Over the last year, we have done what we could to restore the frontline services that were so severely damaged under the former Government.

Our election commitments included employing 1,000 nursing graduates each year for four years, introducing a legislated nurse-to-patient ratio, and employing 875 extra teachers over the same period.

Over the last year, 86 per cent of the increase in Full-Time Equivalents was in health and education.

Given the significance of employee expenses to the State Budget, this new fiscal principle will be another important contributor to the Government’s prudent fiscal management framework going forward.

It will ensure a balance between delivery of high-quality of services, and the discipline that underpins this Government’s commitment to fiscal sustainability.

Debt Reduction

Mr Speaker, this is a Budget that continues the critical debt reduction task that the Palaszczuk Government commenced in 2015-16 with our Debt Action Plan.

And once again, that work has continued without asset sales – which we were told was the only choice.

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The economic and fiscal plan we took to the election was to reduce General Government debt by $12 billion over 10 years.

Today I can confirm that General Government debt is more than $10 billion lower under our Government, than was forecast for 2016-17 in the former Government’s last Budget.

I am proud this outcome stands in contrast to the $13.6 billion increase in General Government debt we saw under the previous Government.

And we are forecast to save more than $800 million in interest expenses in 2016-17, when compared to 2014-15 Budget.

Queensland’s debt-to-revenue ratio peaked at 91 per cent in 2012-13.

The estimated actual ratio achieved in 2015-16 is 71 per cent and this is forecast to improve further to 68 per cent over the forward estimates.

We remain steadfast in our commitment to upholding the quality of our credit.

We have proven that debt reduction does not rely on taking the easy option of asset sales.

We proved there was another way.

And we have proved there are alternatives to slashing jobs and frontline services.

Or massively raising the taxes, fees, and charges paid by Queenslanders.

Queenslanders expect their Government to act when needed to deliver jobs and opportunities – through investment in infrastructure, and to responsibly pay down debt.

And that is what we will do through our proposal to utilise a portion of the $10 billion surplus of the public sector Defined Benefit Superannuation Scheme.

The Government will manage the Defined Benefit Scheme to minimise over-funding and based on the Australian Prudential Regulation Authority (APRA) funding standards that apply to similar corporate schemes.

The State Actuary has advised that a repatriation of up to $5 billion could be undertaken while maintaining consistency with APRA funding standards.

Consistent with our fiscal principle of targeting fully-funded long term liabilities in accordance with actuarial advice, this Budget seeks to repatriate $4 billion of the Defined Benefit Scheme’s surplus.

Half of that $4 billion will be used to reduce debt and half will be invested in infrastructure. We are making this decision to create jobs and support the economy and we make no apology for it.

This is the right decision to respond to the current economic conditions and continues our Debt Action Plan outlined in the 2015-16 Budget.

It means we are optimising the State’s balance sheet to respond immediately and comprehensively to the economic conditions we face.

Let me be very clear once again that there will be no change for Defined Benefit Scheme members, regardless of the Opposition’s unsubstantiated claims – which evidence shows have been proved wrong.

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Around 3,500 people left the scheme over the past 12 months and all have received their entitlements.

This is because their entitlements and that of all members of the Defined Benefit Scheme remain guaranteed by legislation and will continue to be paid as they fall due.

And there will be no change whatsoever for public servants with accumulation accounts.

Queensland will continue to be in the very enviable position as the only fully-funded Defined Benefit Scheme of any state or territory in the country.

In fact it will remain one of the few fully-funded public sector schemes of its kind anywhere in the world.

Economic Outlook

Mr Speaker, as I have already said, global economic conditions present major challenges to the Queensland economy.

Forecasts for global economic growth have consistently been downgraded over the past year – most recently by the World Bank and the OECD.

There have been substantial downward revisions to the outlook for industrial production growth among Queensland’s major Asian export markets and world commodity prices have continued to decline.

In the face of challenging global and national economic conditions, Queensland’s economy continues to demonstrate resilience.

Mr Speaker, I can announce today that the estimated actual growth figure for Queensland in 2015-16 is 3 1⁄2 per cent, with economic growth of 4 per cent forecast in 2016-17.

These forecasts indicate that Queensland is set to record the strongest economic growth of all states over the next few years.

This is something we can all be proud of and it clearly shows how strong the fundamentals of the Queensland economy are.

Our traditional industries continue to make a major contribution to the Queensland economy – as a government we have supported them.

And our economy continues to benefit from the ramp-up of LNG exports.

Advancing Our Economy

But if our domestic economy is to prosper, it is clear that the path towards a more diversified economy is one we must not only continue to follow – it’s one that we must very deliberately pursue.

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Our economic plan has a clear focus on fostering innovation, promoting business investment and delivering productivity-enhancing infrastructure.

Mr Speaker, like last year’s, this Budget has a clear and unwavering focus on job creation.

Queensland’s estimated actual employment growth for 2015-16 is 1 3⁄4 per cent, a substantial improvement on the 0.3 per cent recorded for 2014-15.

Employment growth is expected to continue at similar rates over 2016-17 and 2017-18.

However, to date, much of this jobs growth has been concentrated in South East Queensland.

Many of Queensland’s regional areas have been hit hard by the slow-down in the resources sector and the impacts of drought, which is impacting on around 80 per cent of the State.

Queensland’s unemployment rate in April was 6.2 per cent, lower than the highs of 6.7 per cent under the previous Government.

And it is forecast to fall below 6 per cent over the forward estimates.

In many of parts of regional Queensland however, the unemployment rate is significantly higher – in some cases, stubbornly so.

Taking on this challenge remains a key focus of our Government.

Back to Work Regional Employment Package

Today I can announce that the Palaszczuk Government’s economic plan will deliver $100 million extra funding for a new two-year Back to Work Regional Employment Package.

This will directly fund getting around 8,000 regional Queenslanders Back to Work.

That’s 8,000 Queenslanders outside the South East who will make a contribution to our economy.

That’s 8,000 Queenslanders who will have work to support their families.

A critical element of Back to Work is a $10 million new Certificate 3 Guarantee Boost program which will see more Queenslanders able to access subsidised Certificate 3 courses to help get jobs.

It will help deliver skills and training to support jobs growth in regional Queensland.

Last year we commenced our Payroll Tax Incentive for employers hiring apprentices or trainees.

A direct way to drive employment growth whilst reducing an employer’s payroll tax liability.

This year the Back to Work package will give regional employers the confidence to take on new staff.

It includes Back to Work employer support payments of up to $10,000 for employers who hire – and keep someone employed – for 12 months or more in Queensland’s regions.

And this payment increases to up to $15,000 if an employer hires a long-term unemployed person.

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It includes Back to Work Navigation Teams that will help local employers looking to fill jobs, and connect jobseekers to jobs or further skills, training and apprentice pathways.

Eligible employees will have access to job readiness support to help them start a new job.

We want businesses poised for growth to have the confidence to grow their team.

We want them to take a chance with long-term unemployed, young people, mature-aged people, people from culturally and linguistically diverse backgrounds, and Aboriginal and Torres Strait Islander people.

We know one of the best ways to drive economic growth is to have as many people as possible fully participating in our economy.

Now, there are real business benefits to giving someone a go.

Building Infrastructure

Mr Speaker, our economic plan recognises that building infrastructure in all regions of our state benefits local communities; strengthens our local, state, and regional economies; and generates jobs.

Over the forward estimates Queensland’s total capital expenditure, capital grants and public-private partnerships will be a combined $40 billion.

This Budget delivers around 31,000 direct jobs through a $10.7 billion capital program this year, including public-private partnerships.

Mr Speaker, I mentioned earlier the decision of this Government to make better use of the Defined Benefit Scheme surplus.

As important is where we allocated this money.

I am pleased to announce this Budget delivers $2 billion towards the State Infrastructure Fund, for priority infrastructure.

The establishment of this fund was announced when our Government released the first State Infrastructure Plan in five years.

We said we would depoliticise infrastructure decision-making and give greater certainty to the sequencing of the building program.

And that’s what we’ve done, and through Building Queensland – an independent authority.

At the centre of the State Infrastructure Fund is a commitment to deliver the State’s share of nation-building and productivity-enhancing priority projects.

This Fund will provide $300 million towards a Priority Economic Works and Productivity Program.

It will help fund the State’s share of projects like the Ipswich Motorway between Rocklea and Darra, and the M1-Gateway merge.

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The State Infrastructure Fund will deliver $180 million towards the Significant Regional Infrastructure Projects Program.

This will fund projects like the new paediatrics wing at Townsville Hospital, and duplication of the Bill Fulton Bridge on the Cairns Western Arterial Road, as well as new regional infrastructure in key centres like Rockhampton, Bundaberg, Maryborough, Mackay and Mount Isa.

I can also announce today that the State Infrastructure Fund will include a $50 million down payment to kick-start the long-awaited Cross River Rail project.

Cross River Rail is Infrastructure Australia’s number-one priority initiative for Queensland, and is the number-one infrastructure priority for the Palaszczuk Government.

Our $50 million down payment will establish the Cross River Rail Delivery Authority, and progress planning and environmental approvals, in readiness for early and enabling works.

To build a better transport system in preparation for Cross River Rail, the Government will commit $634 million to roll-out the European Train Control System – or ETCS – for the South East Queensland rail network.

ETCS will improve network capacity and reliability prior to Cross River Rail.

But Mr Speaker, there is no escaping the fact that the nation’s number-one infrastructure initiative for this state requires funding from the Australian Government to make it a reality.

The Palaszczuk Government’s economic plan recognises the power of infrastructure to transform local economies.

One of Australia’s largest regional cities, home to the best rugby league side in the world the North Queensland Cowboys, deserves such a transformative piece of infrastructure.

Which is why we have increased our commitment for a new Townsville Stadium to $140 million.

This additional $40 million – alongside commitments by Townsville City Council and the National Rugby League – means we have the land and $150 million of the $250 million required to deliver the Townsville Stadium.

It seems after this increased commitment was made, finally we’ve seen both sides of federal politics put a commitment of $100 million on the table, albeit one of them comes with strings attached.

We have had our money on the table for a long time now. We are keen to get on with the job and this is progress towards this end.

Advancing Our Cities and Regions

Mr Speaker, this Government continues to look for more innovative ways to fund infrastructure.

Our economic plan is about advancing our cities and regions.

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In the same way we have engaged with the private sector with our Market-Led Proposals initiative, over the next 12 months we will identify specific precincts and economic zones across our core urban spaces in Queensland that can be unlocked through partnerships with the private sector.

These precincts have enormous potential for value sharing and the delivery of public benefits.

Such initiatives are about creating vibrant communities and shaping the cities and regions of the future.

Queensland First Home Owners’ Grant

Mr Speaker, one of the best ways right now we can advance our cities and regions is to help Queenslanders achieve the great Australian dream of owning their own home.

The Palaszczuk Government wants to make home ownership easier for Queenslanders.

We will do that with a 12-month boost to the Queensland First Home Owners’ Grant, starting 1 July.

Eligible Queenslanders will now get $20,000 – instead of $15,000 – towards buying or building their new house, unit or townhouse, valued at less than $750,000.

This doesn’t just mean more Queenslanders in new homes, it also means more jobs for our building industry.

The Budget also includes a 3 per cent transfer duty surcharge for foreign buyers of residential property in Queensland.

This will ensure foreign acquirers of residential property, who benefit from government services and infrastructure, make a contribution to their delivery – as local buyers do.

I make no apologies for putting Queenslanders first – I’m confident this surcharge will not damage the interest foreign investors have in sharing our state’s economic strengths.

Queensland’s 3 per cent surcharge on foreign residential property remains more attractive than Victoria’s 7 per cent surcharge.

New South Wales is reportedly planning to introduce additional property taxes on foreign investors.

Even with this surcharge, a foreign buyer purchasing a property with a median price in Queensland is still likely to pay less than in Sydney or Melbourne, which have much higher median property prices.

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Accelerating Advance Queensland

In last year’s Budget, we established Advance Queensland – a $180 million plan to fund innovation in our traditional industries and to build the jobs for the future in new and emerging ones.

As the Premier announced yesterday, in one of the centrepieces of this Budget, the Palaszczuk Government will allocate an additional $225 million to Accelerating Advance Queensland.

We are increasing our investment in Advance Queensland to a total of $405 million over five years because our economic plan believes in backing innovators.

Backing startups, small businesses, school students, farmers, scientists, tradespeople, engineers, doctors, and teachers will create a new era of opportunity for Queensland.

And it will create new jobs.

Accelerating Advance Queensland will deliver new initiatives right through our State’s economy, including new funding for industry accelerators, Regional Innovation Hubs and a Platform Technology Program.

Accelerating Advance Queensland will allocate nearly $20 million to deliver a 10-year Roadmap for Queensland’s Biofutures industry.

This includes a Biofutures Industry Development Fund designed to enable new proposals to complete due diligence and progress to financial close.

This will see new investment across regional Queensland.

In the Far North, there is $10 million from Accelerating Advance Queensland towards a new $50 million Cairns Innovation Centre.

It will be delivered in partnership with James Cook University, subject to the finalisation of a detailed business case and confirmation of financial contributions from the University and the Commonwealth.

This Centre will be used by students studying degrees that were previously the stuff of science fiction – like a Bachelor of Engineering in Electronic Systems and ‘The Internet of Things’.

For younger minds, the $3.3 million Schools of the Future initiative will enable children to engage with science, technology, engineering and maths – the STEM subjects – through a Digital Technologies Curriculum in 2016 and virtual STEM academies for Years 5 to 9.

A $7 million Global Schools initiative will prepare young Queenslanders to engage in the new opportunities of a connected and global economy.

It will expand studies in culture and languages from Prep to Year 12 and increase the focus on Asian languages in Queensland schools.

Accelerating Advance Queensland also means accelerating health innovation.

$35 million is provided in this Budget for the Integrated Healthcare Fund to support new ideas that better integrate care and address the fragmentation in services.

The aim is to achieve greater efficiency and value for Queensland’s health system.

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A further $25 million will be spent to establish a Clinical Genomics Service.

This will help Queensland stay at the forefront of research in the field of human genomics.

Rural and Regional Assistance

Mr Speaker, I’ve said in this place before how proud I am to be a Treasurer who lives in regional Queensland.

Regional Queensland gives so much to this State.

Our agricultural strength.

Our mineral wealth.

That’s why our economic plan has such an emphasis on supporting rural and regional Queensland through new measures that protect and grow the wealth that comes from outside South East Queensland.

A $175 million increase in funding will continue the Building our Regions program.

This guarantees another full year of Building our Regions grants in 2017-18 and additional funding to local councils through the Transport Infrastructure Development Scheme (TIDS) which will be guaranteed over the next three years.

Last year I established the Rural Debt and Drought Taskforce, which was chaired by the Member for Mount Isa.

The Taskforce heard stories from around our State of the strength and courage of our farmers in adversity.

This Budget delivers one of the most significant set of initiatives for those on the land in recent decades, with $78 million for a Rural Assistance and Drought Package.

This will include almost $42 million to extend existing drought relief arrangements and $36 million to tackle rural debt and provide other assistance like wild dog control.

The Rural Assistance and Drought Package includes mental health support and more education support for children in drought affected areas.

Farm Transfer Duty

And Mr Speaker, it recognises that while regional Queensland is the backbone of Queensland, the backbone of regional Queensland is the family farm.

The Palaszczuk Government is determined to make it easier for family farms to stay in Queensland families.

That’s why we will introduce a new family farm transfer duty exemption for intergenerational transfers of farm businesses.

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Families on the land will not pay stamp duty when passing the family farm down to the next generation.

When it comes to rural debt, prevention is the ultimate aim.

This Budget provides grants of up to $2,500 for primary producers to get the very best advice on climate risks, financial management, succession planning and multi-peril crop insurance options.

We will establish Queensland Rural and Industry Development Authority (QRIDA) as a new body with improved powers and more responsibility to tackle rural debt.

QRIDA will be accompanied by a new Office of Rural Affairs within the Department of Agriculture and Fisheries.

Investment Attraction

Mr Speaker, a clear priority on the path to job creation is attracting investment.

This Budget delivers a $40 million Industry Attraction Fund over four years that will aggressively target interstate and international businesses to move their operations to Queensland.

The Industry Attraction Fund will help to establish new or attract existing businesses for expansion in Queensland.

The Fund will target priority industries such as biofutures, advanced manufacturing, defence and aerospace, mining equipment, technology and services (METS), biomedical and life sciences, using attraction incentives such as payroll tax rebates and transfer duty concessions.

We already know Queensland is an attractive investment destination.

We offer a great lifestyle, low cost of living, and house prices and office rentals that are the envy of those in southern capitals.

We have the lowest payroll tax rate in Australia and the highest payroll tax threshold of any mainland State.

Our per capita state tax status is lower than the average for other states and territories.

With our economic plan, there has never been a better time to invest in Queensland.

Advancing the Resources Sector

There has been no bigger investor in Queensland over recent decades than the resources sector.

It is crucial that we support our resources industry during this period of historically low global commodity prices.

Certainty is the best policy response we can provide, and today I can confirm that this Budget makes no changes to Queensland’s royalty regime.

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We will fund a review of financial assurance and provide increased funding of $42 million over five years for the Abandoned Mines Lands Program to ensure a more sustainable approach to mine rehabilitation.

With staff based in Townsville, Rockhampton and Brisbane, the increased investment will allow the Program to make even greater improvements to public safety, including for treating water impounded in mine sites and filling abandoned mine shafts.

The Government will also partner with the Queensland Resources Council to deliver an innovative new initiative called Jails to Jobs that will see 30 Aboriginal and Torres Strait Islander Queenslanders assisted to forge a new path in life via employment in the resources sector.

Advancing Small Business

Mr Speaker, we recognise the critical role that small business plays in the Queensland economy.

Our $22.7 million Advancing Small Business strategy will make it easier for small business.

Now more than ever it’s important to arm small businesses with the tools they need for the digital economy.

This Budget will deliver Digital Capability Grants of up to $10,000, matching dollar-for-dollar contributions by small businesses, to help build their digital capability.

This can include website development, training, social media or adopting new online tools and technologies.

We are establishing the first Queensland Small Business Champion, backed by a dedicated Office of Small Business, which will work with all levels of government and industry to identify challenges and new opportunities for small business.

Advancing Tourism

From home-grown to the globe, this Budget sets out a serious overseas investment push that will include attracting new tourism and education investment.

Last year we delivered the Tourism Guarantee by restoring Tourism and Events Queensland’s funding to $400 million over four years, boosting Queensland’s tourism and events budget.

This year our focus is on increasing Queensland’s share of the Asian tourism market and increasing the number of tourism jobs in regional Queensland.

Today I can announce a $33 million Connecting with Asia tourism strategy.

This strategy will fund direct and intensive marketing to build on our partnerships with key Asian cities, encouraging visitors to spend their entire holiday in Queensland – not just a quick visit.

We will expand our Aviation Attraction Fund to secure more direct flights and increase visits.

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And we will build the digital capacity of tourism operators to connect with their Asian target markets.

Major events are a key driver of tourism and economic activity. The Gold Coast Commonwealth Games in 2018 will be a testament to that.

This year’s Budget commits more than $12 million over four years for the Queensland Art Gallery and GOMA to bring back Blockbuster Exhibitions, building on the success of previous exhibitions like Warhol and Picasso and driving interstate visitors to Queensland.

International Education

Overseas education is another booming export industry in Queensland and again the connection with Asia is critical.

This Budget will provide more than $25 million over five years towards an International Education and Training Strategy.

This, combined with new trade offices in Chengdu and Singapore, will help secure Queensland’s place in the Asian century.

Restoring Frontline Services

Mr Speaker, the Palaszczuk Government promised to restore frontline services following three years in which they sustained sackings, cutbacks, and neglect.

Over the last 12 months we have employed:

•	over 940 teachers and teacher aides

•	1940 more nurses

•	651 more doctors

•	479 extra health professionals

•	300 extra police

•	54 new paramedics and 44 new firefighters

I am proud that this is a Government which recognises the value these frontline government workers provide.

Our economic plan means we will spend more than ever before this year on health and education.

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Health

Queensland’s Health budget will grow by 4.3 per cent to $15.3 billion this coming financial year.

We will deliver a further 68 nurse navigators to bridge the gap between hospitals and the primary health system.

We will fast track 75 extra paramedics and purchase 170 new and replacement ambulance vehicles.

At the heart of the health budget is a new $230 million Advancing Queensland’s Health Infrastructure program.

This will redevelop the Atherton and Thursday Island hospitals and repurpose Nambour hospital, as well as begin the development of a new health facility for the growing southern corridor of Cairns and deliver additional carparking at Caboolture and Logan Hospitals.

Education

Queensland’s education and training budget will grow by 5.9 per cent to $12.9 billion this coming financial year.

Our Advance Queensland strategy recognises that Queensland can be a world leader in future technologies.

We must make sure that the education our children receive now will prepare them for the jobs of the future.

We are making sure our children start school ready to learn, with nearly $43 million more over two years for Universal Access to Kindergarten.

This will fund the shortfall from the Turnbull Government’s funding under the National Partnership Agreement.

And we will make sure the young adults graduating from high school are equipped with the skills our modern economy demands, with over $72 million in this budget to develop and implement a new Senior Assessment and Tertiary Entrance arrangements.

We are committed to delivering the schools of the future by building four new primary schools – in Burdell, Caloundra South, Coomera, Yarrabilba and the Cairns Special School.

This Budget provides a $250 million increase to education infrastructure over four years.

This will provide new and improved classrooms in our State schools, including building a new State High School in Calliope, near Gladstone.

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Transport

Mr Speaker, South East Queensland deserves a better public transport system and Fairer Fares.

We will deliver this by implementing a public transport fare reduction across all South East Queensland zones.

Cheaper fares in the inner city, and cheaper for the outer suburbs by consolidating the number of zones from 23 to eight.

This will have a substantial impact on the weekly budget for many commuters.

And the morning off-peak time will be extended from 3am to 6am to give early risers and shift workers the opportunity to save an extra 20 per cent.

On weekends – children will travel free on a go card.

And instead of 9 trips and free, we’ll see 8 trips and half price travel each week.

Overall, it means Fairer Fares for all.

And for regional commuters, fare structures will continue to be supported by government, as they have been to ensure increased uptake of public transport.

We will continue to grow our rail network, through $100 million as part of the State Infrastructure Fund for improvements to the North Coast line, improving freight movement capacity.

This Budget also progresses a business case for rail duplication between Beerburrum and Landsborough as well as upgrades to existing rail infrastructure between Landsborough and Nambour on the Sunshine Coast.

Road Upgrades

Nearly $4.4 billion will be spent this year building and maintaining Queensland’s huge expanse of roads and transport networks, including vital upgrades of the Bruce Highway.

This includes $400 million to be spent this year on the Toowoomba Second Range Crossing and $250 million for the Gateway Motorway North.

The Budget will deliver almost $97 million for the Northern Roads Package that guarantees Queensland’s share of improvements to the Hann Highway and the Gregory Developmental Road.

Our roads budget will deliver a host of other regional priority projects, like Riverway Drive in Townsville and the Vines Creek Bridge in Mackay.

17

Public Safety

The Palaszczuk Government is serious about tackling all organised crime – not only criminal motorcycle gangs.

We will provide around $70 million to go after the organised crime kingpins.

This includes more than $39 million over four years to support the Government’s response to the Commission of Inquiry into Organised Crime.

We will make sure that our efforts to target organised crime are based on hard evidence, through an independent body to research and publish crime statistics.

We will make sure Queensland Police will not just keep us safe from organised crime, but combat the threat of international terrorism.

This Budget provides over $16 million to improve our counter-terrorism capability and capacity.

It also delivers a $20 million boost to our courts system, including the land court, to manage workload pressures.

Environment and Climate Change

Mr Speaker, Queensland’s promise for the future is irrevocably tied to its environment.

More than $89 million is allocated to wildlife management and environmental protection, including over $12 million for koala conservation.

We must act now if Queensland’s official animal emblem is to be protected from further decline, particularly in South East Queensland.

This Budget delivers funding for the Daisy Hill Koala Centre and the Moggill Koala Hospital, as well as establishing two new urban refuges for koalas in South East Queensland.

Habitat protection remains critical. Over $38 million in this budget will help manage and expand our protected areas, including our National Parks and State Forests.

No government in history has been more committed to protecting the Great Barrier Reef than the Palaszczuk Government.

We will provide almost $22 million next financial year as part of our $100 million Protecting the Great Barrier Reef commitment which we announced in last year’s budget.

Queensland’s coastal towns must be prepared for the effects of climate change – change which has the potential to substantially affect their communities.

We will commit almost $7 million over four years to develop and implement a Queensland Climate Change Strategy.

Queensland’s food bowl needs to be protected from noxious weeds and over-clearing.

18

We are committing almost $8 million towards new high resolution satellite imagery to support our vegetation management strategies.

This will give better information for planning and prevention.

Aboriginal and Torres Strait Islander Initiatives

As Minister for Aboriginal and Torres Strait Islander Partnerships, I know first-hand that many of our Indigenous communities feel left behind.

I want to introduce new methods of service delivery – driven not by Government but by the very communities they serve.

This Government will make sure our Indigenous communities have a real stake on their own futures, with an additional $2 million towards delivering a new Economic Participation Partnerships Project.

This will redefine the way we create jobs, and create growth, in Indigenous communities.

Making sure that in a fairer Queensland, no area is forgotten.

Stronger Communities

And Mr Speaker, our Government is committed to fostering stronger communities. Accordingly, the communities, child safety and disability services budget will grow by 8.8 per cent this coming year.

This budget continues our response to the Not Now, Not Ever report and will provide almost $200 million over five years to address the devastating effects of domestic and family violence, including $42 million for additional specialist Domestic and Family Violence Courts across Queensland.

This Budget also marks the start of two ground breaking reforms for the Queensland disability sector, commencement of the Statewide National Disability Insurance Scheme rollout, which will see Queensland commit over $2 billion annually once fully implemented, as well as the commencement of the National Injury Insurance Scheme Queensland for people catastrophically injured in motor vehicle accidents.

We will also strengthen our communities through a $25 million, four-year Financial Resilience and Inclusion Action Plan.

19

Conclusion

Mr Speaker, this Budget reinforces our strengths –

a tourism industry the envy of all other States,

a resources sector that’s holding its own with world class exports and strong volumes despite tough times,

one of the best and most productive agricultural sectors in the world,

and a property and construction sector which is ready, willing and able.

This is a Budget which will create jobs through backing innovation, attracting investment and building infrastructure.

A Budget that zeros in on the pressure points in the economy.

A budget of necessity, but also of inventiveness and pragmatism.

Most importantly - it is unashamedly a jobs Budget.

Mr Speaker, this Budget now sets out our clear economic plan that is focused on jobs now and jobs of the future by:

Growing innovation

Attracting investment

And building infrastructure.

This is a Back to Work Budget – where every major initiative is geared at getting Queenslanders back in jobs – or making their existing jobs better and safer.

It is a Budget that recognises some areas of the State are doing better than others.

This is a good Labor Budget which responds to the needs of Queenslanders – it helps the youth and the elderly, the unemployed and the disadvantaged, but is also focused on business and industry and the future.

This is a Budget that helps all Queenslanders share in the growth our economy is generating.

It is a Budget that will Advance Queensland and secure our economic future.

It is the Budget that we need right now, but with a clear path for the future…

an economic plan for innovation, investment and infrastructure.

I commend the Bill to the House.

20

Queensland Budget 2016-17  Budget Speech  Budget Paper No. 1

Queensland Budget 2016-17

Budget Strategy and Outlook

Budget Paper No.2

2016-17 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Appropriation Bills

Budget Highlights

© Crown copyright

All rights reserved

Queensland Government 2016

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Strategy and Outlook

Budget Paper No. 2

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Budget Strategy and Outlook 2016-17

State Budget

2016-17

Budget Strategy and Outlook

Budget Paper No. 2

Budget Strategy and Outlook 2016-17

Contents

Overview		1

Economic outlook		2
Fiscal outlook		4

1	Economic framework – growing a more innovative and productive Queensland	6

1.1	Introduction	7
1.2	Economic growth in Queensland	7
1.3	Queensland’s economic outlook	8
1.4	Long-term global trends	9
1.5	Queensland’s strengths	9
1.6	Growing a more innovative and productive economy	11

2	Economic performance and outlook	25

2.1	External environment	27
2.2	Queensland economy	33

3	Fiscal strategy and outlook	50

3.1	Context	52
3.2	Key fiscal aggregates	55
3.3	Fiscal principles	65
3.4	Achievement of fiscal principles	70

4	Revenue	72

4.1	2015-16 estimated actual	74
4.2	2016-17 revenue by category	74

Budget Strategy and Outlook 2016-17

4.3	Queensland’s revenue trends	76
4.4	2016-17 Budget Initiatives	84
4.5	Taxation revenue	84
4.6	Queensland’s competitive tax status	90
4.7	Grants revenue	94
4.8	Sales of goods and services	96
4.9	Interest income	98
4.10	Dividend and income tax equivalent income	98
4.11	Other revenue	99

5	Expenses	102

5.1	2015-16 estimated actual	103
5.2	2016-17 Budget and out-years	103
5.3	Expenses by operating statement category	104
5.4	Operating expenses by purpose	116
5.5	Departmental expenses	118

6	Balance sheet and cash flows	126

6.1	Context	126
6.2	Balance sheet	127
6.3	Cash flows	137
6.4	Reconciliation of operating cash flows to the operating statement	138

7	Intergovernmental financial relations	140

7.1	Federal financial arrangements	141
7.2	Australian Government funding to the states	146
7.3	Australian Government funding to Queensland	149
7.4	GST revenue payments	151
7.5	Payments to Queensland for specific purposes	157

Budget Strategy and Outlook 2016-17

8	Public Non-financial Corporations Sector	164

8.1	Context	165
8.2	Finances and performance	165

9	Uniform Presentation Framework	179

9.1	Context	179
9.2	Uniform Presentation Framework financial information	179
9.3	Reconciliation of net operating balance to accounting operating result	189
9.4	General Government Sector time series	190
9.5	Other General Government uniform presentation framework data	192
9.6	Contingent liabilities	198
9.7	Background and interpretation of uniform presentation framework	198
9.8	Sector classification	200
9.9	Reporting entities	201

Appendix A: Concessions statement		204

Context		204
Termination of the National Partnership Agreement		204
Focus		204
Explanation of scope		205
A.1 Concessions summary		206
A.2 Concessions by agency		207
A.3 Concessions by entity		230

Appendix B: Tax expenditure statement		234

Context		234
Methodology		234
The Tax Expenditure Statement		235
Discussion of individual taxes		237

Budget Strategy and Outlook 2016-17

Appendix C: Revenue and expense assumptions and sensitivity analysis	240

Taxation and royalty revenue	241
Taxation revenue assumptions and revenue risks	242
Royalty assumptions and revenue risks	243
Sensitivity of expenditure estimates and expenditure risks	244

Appendix D: Fiscal aggregates and indicators	246

Budget Strategy and Outlook 2016-17

Overview

The 2016-17 Budget focuses on growing innovation, attracting investment and transforming infrastructure. These are the necessary elements for job creation that will enable Queensland’s $300 billion economy to continue to grow and transition to a more diversified and robust base following the resource investment peak associated with building the State’s new liquefied natural gas (LNG) export industry. In 2016-17, Queensland will have a $10.666 billion capital program, including transport, health and education.

Advance Queensland

In a rapidly changing global economy, the Government’s Advance Queensland agenda is focussed on supporting local businesses to harness innovation, grow our regional economies, inspire the next generation of Queenslanders and create the jobs of the future.

In line with the Advance Queensland agenda, the Government is taking action to help support and position the State’s businesses, industries and communities to respond to current and future challenges, while ensuring existing, new and emerging industries can capitalise on opportunities. Accordingly, the 2016-17 Budget includes the following initiatives:

•	fostering entrepreneurship and innovation;

•	promoting business investment and exports;

•	delivering and facilitating productive infrastructure;

•	growing our human capital;

•	optimising the use of our land and natural resources; and

•	leading an innovative, active and responsive public sector.

The most significant of these measures are the $405 million Advance Queensland Package, a $100 million Regional Queensland Back to Work Jobs Package and a $2 billion State Infrastructure Fund.

For rural and regional communities, the Budget includes support such as the Rural Assistance Package, extensions to the Building our Regions Program and Drought Assistance Package.

Economic diversity

The State continues to face national and international economic headwinds. In this environment, Queensland’s diversified economy, climate and natural assets, our connection to global supply chains, and our shared time-zone with expanding Asian markets are our competitive advantages. The 2016-17 Budget outlines the economic framework through which the Government will help drive the growth of a more innovative and productive Queensland, thereby boosting living standards and the quality of life for all Queenslanders.

The 2016-17 Budget balances sustainable fiscal management with further diversifying the Queensland economy from a period of growth driven by significant resource investment towards more broad-based growth.

Budget Strategy and Outlook 2016-17

Regional Queensland Back to Work Package

This Budget provides for a $100 million two-year Back to Work Jobs Package for Regional Queensland that will help get unemployed Queenslanders back to work, create jobs in the regions and boost local economies, by supporting up to 8,000 jobs across regional Queensland. This builds on the suite of Working Queensland initiatives already implemented by the Government to drive job creation across the State.

The 2016-17 Budget provides for further debt reduction and at the same time, targeted initiatives to boost productivity through infrastructure investment. The total capital program in 2016-17 will be $10.666 billion.

State Infrastructure Fund

The $2 billion State Infrastructure Fund will support delivery of the transformational infrastructure that Queenslanders need today to prepare for the challenges of tomorrow and will provide:

•	$300 million towards the Priority Economic Works and Productivity Program;

•	$180 million towards the Significant Regional Infrastructure Projects Program;

•	$20 million towards Maturing the Infrastructure Pipeline; and

•	$1.5 billion for the next phase of priority infrastructure needs, to be informed by independent advice from Building Queensland, including the Building Queensland infrastructure pipeline of priority projects.

Net operating surpluses across the forward estimates

The net operating surplus of $867 million for 2016-17 is forecast to be the largest surplus since 2006-07. Net operating surpluses are expected each year of the forward estimates, despite royalty revenue forecasts being revised down by $2.713 billion across the period 2015-16 to 2018-19 since the Mid Year Fiscal and Economic Review (MYFER), and further downward revisions to State taxation revenue of around $350 million (net of measures) over the same period. Demonstrating the Government’s commitment to expenditure control, the new expenditure initiatives outlined in the 2016-17 Budget are partly funded through reprioritisations.

Operating expenses are forecast to grow at a sustainable rate, averaging 2.9% per annum over the four years to 2019-20. This is less than the forecast rate of revenue growth of 3.2% per annum.

Economic outlook

The Queensland economy has improved during the last 12 months, with growth estimated to strengthen to 3 1⁄2% in 2015-16 and 4% in 2016-17.

This rebound in growth is underpinned by a surge in overseas exports, as LNG production ramps up and drives the value of Queensland exports to around $100 billion in 2019-20.

In contrast to this robust outlook for Queensland exports, which reflects the benefits of an earlier surge in investment, conditions in the global and domestic economies remain subdued.

Budget Strategy and Outlook 2016-17

International economic conditions have weakened over the past year, with forecasts for global economic growth progressively downgraded by key international agencies and prospects for growth in industrial production in the State’s major export markets deteriorating.

The more subdued global outlook has contributed to sharp declines in commodity prices, which have led Queensland coal and base metal producers to cut costs and reduced the prospects for new investment.

As has been identified in previous State Budgets, business investment could not be sustained at the extraordinary levels recorded during LNG project construction and is forecast to fall in 2015-16. Consistent with trends nationally, forward indicators also suggest that business investment more broadly may take longer to recover than previously expected.

While growth in household consumption is expected to recover, it will remain below average, tempered by slow wages growth, subdued population growth and soft labour market conditions. Even so, low interest rates, solid house price growth and investor interest are driving a sustained recovery in dwelling investment, particularly in apartments in inner Brisbane.

The ramp-up in LNG exports will see the trade sector drive overall economic growth in Queensland in both 2015-16 and 2016-17, with total overseas exports forecast to grow by 11% and 8% respectively.

Overseas tourism exports are expected to experience substantial growth over the forecast period, driven by a combination of the lower A$ exchange rate and the expanding middle class in Asian nations. Similar trends are also supporting forecast growth in overseas education exports.

Following a very weak result in 2014-15, headline labour market indicators for Queensland have improved in 2015-16, supported by employment gains associated with robust dwelling construction activity and the delivery of health and education services by the public and private sectors.

This has also improved the outlook for unemployment, with the unemployment rate now forecast to average 6 1⁄4% in both 2015-16 and 2016-17, lower than the 6 1⁄2% forecast at MYFER.

Forecasts and projections across the forward estimates period for key economic variables are shown in Overview Table 1 and discussed in detail in Chapter 2.

Budget Strategy and Outlook 2016-17

Overview Table 1	Economic forecasts/projections, Queensland[1]

	Actual	Est. Act.	Forecasts		Projections
	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20
Gross state product[2]	0.8	3 1⁄2	4	3 1⁄2	3	3
Nominal gross state product	2.4	3 1⁄2	6	6 3⁄4	6 1⁄2	6
Employment	0.3	1 3⁄4	1 1⁄2	1 3⁄4	1 3⁄4	1 3⁄4
Unemployment rate[3]	6.5	6 1⁄4	6 1⁄4	6	5 3⁄4	5 3⁄4
Inflation	1.9	1 1⁄2	2	2 1⁄2	2 1⁄2	2 1⁄2
Wage Price Index	2.4	2	2 1⁄4	2 3⁄4	3	3 1⁄4
Population	1.2	1 1⁄4	1 1⁄2	1 1⁄2	1 1⁄2	1 1⁄2

Notes:

1.	Unless otherwise stated, all figures are annual % changes.
2.	Chain volume measure (CVM), 2013-14 reference year.
3.	Per cent, year-average.

Sources: ABS 3101.0, 6202.0, 6345.0, 6401.0 and Queensland Treasury.

Fiscal outlook

The 2016-17 Budget progresses the Government’s election commitments and provides new, aligned policy measures to support future economic growth. The Government continues to face significant weakness in royalties and key tax revenues and as a result has identified further responsible measures to refocus the balance sheet to lower debt, while enabling prudent infrastructure investment, such as committing $2 billion for the State Infrastructure Fund.

Debt reduction

The Government’s actions, consistent with its undertakings at the time of the 2015 State election, will continue to manage General Government Sector debt and provide additional funds for infrastructure investment without requiring the sale of government-owned corporations, without increases in taxes on Queenslanders, without cuts to services and without redundancies. Further detail on these measures is provided in Chapter 3.

The Government is building on its budget strategy from the 2015-16 Budget through the Debt Action Plan, retaining and delivering on the fiscal principles introduced in that Budget. The strategy will be further strengthened through the introduction of an additional fiscal principle which ensures that growth in the public service, on average over the forward estimates, will be aligned with population growth.

Net operating surpluses

The net operating surplus of $867 million for 2016-17 is forecast to be the largest surplus since 2006-07. Net operating surpluses are expected each year of the forward estimates, despite royalty revenue forecasts being revised down by $2.713 billion across the period 2015-16 to 2018-19 since the MYFER, and further downward revisions to State taxation revenue of around $350 million (net of measures) over the same period. Demonstrating the Government’s

Budget Strategy and Outlook 2016-17

commitment to expenditure control, the new expenditure initiatives outlined in the 2016-17 Budget are partly funded through reprioritisations.

Operating expenses are forecast to grow at a sustainable rate, averaging 2.9% per annum over the four years to 2019-20. This is less than the forecast rate of revenue growth of 3.2% per annum.

General Government Sector debt is estimated to be $4.443 billion lower in 2019-20 than its 2014-15 high of $43.105 billion. Importantly, the debt to revenue ratio is declining significantly over the forward estimates to reach 68% in 2019-20 compared to 87% in 2014-15. General Government Sector debt in 2016-17 is expected to be $37.775 billion, a reduction of $10.441 billion compared with the 2014-15 Budget projection.

The key fiscal aggregates of the General Government Sector for the 2016-17 Budget are outlined in the table below and are discussed in detail in Chapter 3.

Overview Table 2	General Government Sector – key fiscal aggregates[1]

	2014-15 Actual[2] $ million	2015-16 MYFER $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Revenue	49,765	51,354	49,976	53,449	55,349	55,097	56,674
Expenses	49,224	50,180	49,824	52,582	54,123	54,775	55,934
Net operating balance	542	1,175	152	867	1,225	321	741
PNFA[3]	4,779	5,325	4,173	5,452	6,590	5,840	5,983
Fiscal balance	(581)	(1,140)	(940)	(2,006)	(2,114)	(2,115)	(1,042)
Borrowing	43,105	37,973	35,698	37,775	38,000	38,365	38,662
Borrowing (NFPS)[4]	75,233	73,878	72,715	75,270	76,939	77,976	78,869

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.
2.	Reflects published actuals.
3.	PNFA: Purchases of non-financial assets.
4.	NFPS: Non-financial Public Sector.

Budget Strategy and Outlook 2016-17

1	Economic framework – growing a more innovative and productive Queensland

Features

•	The Queensland economy is currently in transition following a sustained period of high growth during the 1990s and early 2000s, driven by a combination of underlying strong population growth, high levels of infrastructure investment and the mining boom.

•	More recently, the State has experienced more moderate growth, primarily underpinned by the completion of substantial investment in the construction of several major liquefied natural gas (LNG) projects.

•	The State faces some significant challenges as it continues to transition to broader-based drivers of growth: uncertain national and international economic conditions in the short-term; and demographic, social and broader global economic trends in the longer-term.

•	Boosting living standards and the quality of life enjoyed by Queenslanders, including those most in need of assistance, depends on the ongoing strength of the State’s economy. Hence, it is important to foster innovative and creative approaches to drive economic growth.

•	Building on the Jobs Now, Jobs for the Future employment plan, the Government’s Advance Queensland agenda and State Infrastructure Plan are key to its role in driving job creation and helping support and position the State’s businesses, industries and communities to respond to current and future challenges, as well as capitalising on opportunities.

•	Innovative policies and approaches that drive productivity growth will help grow the State’s businesses, improve employment opportunities for current and future generations of Queenslanders and boost incomes. As a result, this will enhance the State’s capacity to fund the additional services required by an ageing population.

•	The Government will help drive economic growth across all sectors of the economy by:

•	fostering entrepreneurship and innovation;

•	promoting business investment and exports;

•	delivering and facilitating productive infrastructure;

•	growing our human capital;

•	optimising the use of our land and natural resources; and

•	leading an innovative, active and responsive public sector.

Budget Strategy and Outlook 2016-17

1.1	Introduction

Historically, Queensland’s strong economic performance and resilience in response to major external shocks has been underpinned by the diversified nature of the economy and the State’s comparative advantages in a range of areas, including its valuable natural resources, climate and natural environment, and a well-educated and resourceful workforce.

The Queensland economy is currently in transition, following a sustained period of high growth prior to the Global Financial Crisis (GFC), with the State having experienced more moderate growth in recent years, primarily driven by substantial investment in LNG construction.

The performance of the State’s economy is influenced by a wide range of factors and Queensland currently faces some challenges. However, business confidence remains high, with Queensland the highest of the mainland states over the last 10 months on this measure according to the NAB Monthly Business Survey.

In the short-term, the global economic environment is expected to remain weak while the national economy continues its transition associated with the completion of major resource investment projects and a decline in the terms of trade. In the longer-term, the emergence of new technologies and ongoing demographic change, particularly ageing, mean Queensland industries face constant pressure to adopt new approaches to doing business, while employment opportunities and occupations will continue to change rapidly.

Through its ongoing focus on innovation, investment and infrastructure, the Queensland Government will help create the environment in which Queensland businesses, individuals and communities can maximise the benefits from the State’s existing economic strengths and productive advantages, while ensuring existing, new and emerging industries can capitalise on opportunities as they occur.

1.2	Economic growth in Queensland

For the last two decades, the Queensland economy has shown resilience despite a series of external shocks and has outperformed the Australian economy throughout most of this period.

From the early 1990s onwards, Queensland embarked on a period of sustained economic expansion, benefitting from the commodity boom in the early 2000s as well as high levels of infrastructure investment in response to its ongoing rapid population growth.

While the Asian Financial Crisis temporarily hampered business and consumer confidence in 1997-98, the housing boom then saw house prices more than double and dwelling investment reach an historical high in 2007-08.

The onset of the GFC in 2008 led to weaker domestic conditions, with the State’s economy hindered in subsequent years by subdued global economic conditions, the ongoing strength of the Australian dollar and natural disasters.

Budget Strategy and Outlook 2016-17

However, growth strengthened in subsequent years, driven by a recovery in coal exports, a significant increase in business investment as a result of the construction of LNG projects and, more recently, a pick-up in dwelling investment in the south-east corner of the State.

As the LNG construction phase is completed and subdued global conditions continue to impact growth, the Queensland economy faces challenges. These include the weaker outlook for the State’s major trading partners, a significant decline in the terms of trade, and business investment returning to a more sustainable growth path.

Chart 1.1	Economic growth[1], Queensland and Australia

1.	Chain volume measure (CVM), 2013-14 reference year, 2015-16 onwards are forecasts.

Sources: ABS 5206.0, Australian Government Budget 2016–17 and Queensland Treasury.

1.3	Queensland’s economic outlook

As highlighted in Chapter 2 – Economic Performance and Outlook, while Queensland’s economic growth is expected to strengthen in 2016-17, this growth is being driven by LNG exports, with domestic economic activity remaining subdued. Meanwhile, economic growth in 2017-18 is expected to be more broad-based, as LNG production levels mature following the expected ramp-up and domestic activity strengthens.

In the longer-term, Queensland’s economic performance will continue to be driven by several key factors including: the performance of international and national economies; the transition of the economy following the resources investment boom; and ongoing demographic change.

Budget Strategy and Outlook 2016-17

In particular, the international outlook remains uncertain, with several of the world’s largest developed and emerging economies, including some with strong linkages to the Queensland economy, experiencing prolonged periods of subdued activity.

With several major resource projects in the LNG sector nearing completion, the transition to the production phase will see the continuation of strong growth in export volumes. However, capital investment in the sector – a key driver of recent economic growth and employment – has fallen significantly and is likely to remain subdued for some time.

Meanwhile, over the medium to longer-term, the State’s ageing population will likely lead to lower growth in the working age population, reduced overall participation and greater demand for health and aged care services. These factors will add to the fiscal pressures on all levels of government.

1.4	Long-term global trends

A substantial body of research and work has been undertaken over recent years by highly respected organisations, including the CSIRO, to identify and consider the impacts of longer-term social and economic changes, or ‘mega-trends’, influencing the direction and performance of the global economy and the way people live.

Importantly, Queensland’s economic growth and productive capacity over the medium-to-longer-term is likely to be affected by a number of these key global trends, including:

•	Development of a more global marketplace – emerging economies will continue to make an increasing contribution to global trade and economic growth.

•	Technological change – digital disruption and advancements will impact on future economic activity, leading to significant changes to established business models.

•	Ageing population – most developed economies, including Australia, are currently facing an ageing population, and this will continue.

•	Declining resources – ongoing growth of the world’s economy and population continues to place considerable pressure on global resources.

•	Environmental considerations – increasing global economic activity, industrial activity and consumption has seen an increased focus on environmental issues such as the impact of climate change, decreasing biodiversity and land degradation.

1.5	Queensland’s strengths

Given the prevailing global economic conditions and the significant challenges presented by longer-term economic, demographic and social trends, it is essential to maximise the benefits derived from the State’s core strengths.

Budget Strategy and Outlook 2016-17

Box 1.1	Queensland’s comparative advantages

Our people

•	Queensland’s well-educated, resourceful and versatile workforce will enable it to adapt more readily to changes in the economic environment in coming years. In the short-term, this will include workers transitioning into new employment as investment in major resource projects completes. In the longer-term, many Queenslanders will need to move to new and growing industries, occupations and regions as technological change, the ageing population and global factors drive structural shifts in the economy and labour market.

Proximity to growing trading partners

•	Trade will continue to be a significant source of growth, with the State’s time-zone and location within the rapidly growing Asia-Pacific region continuing to create new opportunities for trade and employment. Further growth in this region is likely to drive demand across a range of goods and services, including resources, tourism, education and agriculture.

Resource endowments

•	Despite the recent falls in commodity prices, the continued strength of emerging economies will see Queensland producers continue to have further opportunities to leverage off the State’s natural resource endowments, including land, minerals and other resources. The State’s expertise in managing natural resources and fostering sustainable development is also likely to be in demand in response to increasing concerns about resource constraints.

Natural environment

•	Queensland’s natural environment, including our World Heritage Areas, represents a significant source of economic opportunity, particularly in relation to tourism in an increasingly developed Asia-Pacific region. The increasing wealth and population of the tropical world is also creating new market opportunities for tropical expertise in areas such as health, environmental management, infrastructure and urban design. The State’s reputation in environmental management provides opportunities to increase demand for our agricultural expertise in global markets.

Diversified economy

•	Over recent decades, the diversified nature of the Queensland economy, including the transition to a broader-based and more services-orientated economy, has helped it respond to major shocks and take advantage of a range of developing global trends. This will continue to provide the flexibility to enable the State to better capitalise on any global opportunities and withstand any future external shocks that may eventuate.

Research and development

•	Research and development to support the growth of existing, new and emerging industries will be of increasing importance in a global economy characterised by innovation and technological change. The continued enhancement of Queensland’s education and research sectors will position the State well to take advantage of opportunities and adapt to longer-term trends affecting the global and Queensland economies.

Budget Strategy and Outlook 2016-17

1.6	Growing a more innovative and productive economy

The output or level of goods and services produced in an economy determines the incomes received by individuals for their labour, the profits earned by business owners as a return on their capital and the taxes paid to governments that will fund the provision of services to the community.

In turn, the level of income generated determines the standard of living, that is, the quantity and quality of goods and services individuals, families and communities can demand and enjoy.

The output produced in an economy depends on four key factors of production – land and natural resources, capital, labour and innovation.

Land and natural resources, capital and labour are discrete factors and limited in their availability. They are also subject to ‘diminishing returns to scale’, that is, as increasing amounts of a factor are used within a given production setting, each additional unit of the factor tends to result in less additional output.

However, innovation is different. By its nature, there is no specific supply of innovation that can be exhausted and, rather than being a discrete factor, innovation is embedded in each of the other factors of production. For example:

•	innovative production techniques can increase output by increasing the efficiency of the inputs used;

•	innovative technology can be embedded in capital, with investment in new or more advanced infrastructure and equipment increasing productivity; and

•	investment in education, health and improved management techniques allows labour to be more engaged, innovative and entrepreneurial, thereby enhancing labour productivity.

Innovation is a key component of productivity, with experimental data suggesting innovation investments and their spill-over benefits could account for up to 62% of productivity growth in Australia.1 As such, innovation is often said to be the factor that boosts the effectiveness of the other factors of production, that is, innovation increases the returns or output achieved from the other factors of production beyond what it would have otherwise been.

Increasing productivity through innovation in all aspects of the economy will be critical to provide ongoing increases in living standards in coming years, given the ageing of the population and other demographic changes are likely to limit the contribution of labour participation and population to economic growth.

[1]	Australian Innovation System Report 2011, p. 9, www.innovation.gov.au/aisreport.

Budget Strategy and Outlook 2016-17

Furthermore, as highlighted in Chart 1.2 below, the State boasts a diversified economy with broad drivers of growth across a range of industries, including expanding service-based sectors, such as health care and social assistance and business services, as well as more traditional industries such as mining, accommodation and food services, and construction.

It is noted that, while mining employment increased over the decade, it has declined from its 2013-14 peak and the current weak outlook for the global resources sector is likely to continue to constrain resources-related employment growth in coming years.

Further, while still playing a key role in the economy by supporting jobs, generating exports and promoting regional growth, other traditional industries such as agriculture and manufacturing have also seen a reduction in employment over the last decade.

Chart 1.2	Queensland employment growth by industry, 2004-05 to 2014-15

Source: ABS 6291.0.

The diversified nature of the State’s economy, including ongoing strong employment growth in the more labour-intensive services sector, is likely to limit future labour productivity growth in the absence of more innovative practices across all industries.

The combination of the factors discussed above, that is, the ongoing demographic change and diversified nature of the Queensland economy, highlights the need to identify, develop and implement innovative approaches to the production and delivery of goods and services across all areas of the economy in order to drive ongoing productivity gains.

Budget Strategy and Outlook 2016-17

Therefore, within a framework of carefully and prudently managing the State’s fiscal resources, the Queensland Government will continue to focus on the development and implementation of policies and programs to enhance productivity, drive economic growth and ultimately improve living standards for all Queenslanders.

The key policy channels through which the Queensland Government can achieve this outcome include:

1.	Fostering entrepreneurship and innovation;

2.	Promoting business investment and exports;

3.	Delivering and facilitating productive infrastructure;

4.	Growing our human capital;

5.	Optimising the use of our land and natural resources; and

6.	Leading an innovative, active and responsive public sector.

Budget Strategy and Outlook 2016-17

Growing a more innovative and productive Queensland

Budget Strategy and Outlook 2016-17

Importantly, the Government’s immediate priorities of innovation, investment and infrastructure are not only key drivers of productivity and economic growth; they also underpin development and implementation of responses across all other service delivery areas.

For example, growing our human capital includes investment in teacher training, infrastructure spending in schools and other educational facilities, and innovation in the way education and training are delivered. Similarly, in optimising the use of our land and natural resources, innovation and investment in new technology drives the adoption of more effective and efficient resource extraction and farming techniques, as well as better environmental management practices.

Furthermore, innovative approaches to procuring and providing goods and services, attracting investment and delivering infrastructure are critical to improving the efficiency and effectiveness of health, education and other essential government services.

1.6.1	Fostering entrepreneurship and innovation

Entrepreneurship and innovation are critical to increase an economy’s productive capacity through the development and implementation of new technologies and production techniques that boost productivity, employment and economic growth.

The significance of innovation as a driver of long-term economic growth is particularly high in modern, developed economies such as Queensland, where there are limited opportunities to drive economic growth through improvements in the supply of key factors of production.

The significant enhancement of the Government’s Advance Queensland agenda in this Budget highlights that the focus on entrepreneurship and innovation is much broader than research and development, commercialisation and start-ups. Indeed, the generation and application of new ideas is critical to driving improved productivity, economic outcomes and employment opportunities in all key areas of the economy.

Fostering entrepreneurship and innovation

Key new initiatives in the 2016-17 Budget include:

•	$25 million in increased funding over three years for the Advance Queensland Acceleration package, including industry accelerators, regional innovation hubs and the Platform Technology Program.

•	$19.7 million in additional funding over three years as part of a Biofutures Roadmap to achieve the Government’s vision for a $1 billion sustainable and export-orientated industrial biotechnology and bioproducts sector – attracting significant international investment, as well as creating regional, high-value and knowledge intensive jobs.

•	$8.5 million in additional funding over two years for the Department of State Development to undertake initial work on economy-building initiatives aimed at harnessing innovation, forging entrepreneurialism and the growth of new industries to assist with a broader suite of industries for employment.

•	$7.9 million over four years for Strengthening Science Capability, including vegetation management monitoring and scientific analysis, the Reef and Water Resources Modelling Centre and international science partnerships.

Budget Strategy and Outlook 2016-17

•	$4.8 million in additional and reallocated funding over four years to implement the Technology Commercialisation Fund, a pilot program under the New Agricultural Economy aimed at attracting private sector capital into government agriculture and food based research and development.

•	$25 million in reallocated funds over five years to establish a Clinical Genomics Service to position Queensland to keep up with advances in the field of human genomics, to expedite results and treatment for Queensland patients.

•	$10 million contribution to James Cook University (JCU) towards the construction of its $50 million Cairns Innovation Centre, subject to finalisation of a detailed business case and confirmation of contributions from JCU and the Australian Government.

•	$2.1 million in reallocated funding over three years to stage an annual innovation and start-up festival to position Queensland as an attractive investment destination with a strong innovation and entrepreneurial culture.

Major existing policies and programs include:

•	Advance Queensland to foster innovation, skills, education, business development and a start-up culture to deliver knowledge-based jobs now and into the future with major milestones, including:

•	Establishing the Business Investment Attraction Package, including the Business Development Fund, to provide early stage venture capital to assist emerging and innovative Queensland industries.

•	Investing through the Best and Brightest Fund to develop, attract and retain world-class scientific and entrepreneurial talent.

•	Investing through the Advance Queensland Future Jobs Strategy to make Queensland the nation’s largest source of investment for industry-research collaboration.

•	Establishing the Start-up Queensland program to increase start-up formation and attraction in Queensland.

•	Queensland Entrepreneurs of Tomorrow program established to support entrepreneurship through schools and home based business programs.

1.6.2	Promoting business investment and exports

The private sector is a key driver of employment, accounting for more than 80% of total employment. Therefore, it is critical to ensure policy and regulatory settings are aimed at facilitating business growth and investment.

In particular, trade and investment are significant sources of growth for Queensland, with the State’s time-zone and location within the rapidly growing Asia-Pacific region creating new opportunities for trade and employment. Further growth in these economies will drive demand across a range of goods and services, including resources, tourism, education and agricultural commodities.

Furthermore, as capital becomes increasingly mobile, high-value, innovative firms with strong linkages to global value chains will base their location decisions on a range of factors, most

Budget Strategy and Outlook 2016-17

importantly access to skilled labour, the provision of strong economic and social infrastructure, and a regulatory framework conducive to business investment.

Therefore, the Queensland Government has a key role to play in facilitating industry growth in response to changing regional and global demand. This includes provision of the key social and economic infrastructure, maintaining a competitive taxation and regulatory regime (including reducing red tape and regulatory impediments), and implementation of appropriate and effective policy to encourage the development of priority industries and sectors.

Promoting business investment and exports

Key new initiatives in the 2016-17 Budget include:

•	$40 million in additional funding over four years for the Advance Queensland Industry Attraction Fund to further diversify economic activity by harnessing growth in emerging industries and value adding to existing industries.

•	$49.9 million in increased funding over two years to continue the restoration of Tourism and Events Queensland’s funding to allow it to continue to promote Queensland destinations and drive tourism growth.

•	$33.5 million in additional funding over four years for the Advance Queensland: Connecting with Asia Strategy – to increase visitation from Asia by destination marketing, attracting further airline routes to Queensland from key markets in Asia, improving tourism products and expanding the tourism industry’s digital capability.

•	$22.7 million in additional funding over three years for the Advancing Small Business Queensland Strategy, which will focus on making Queensland the place for small business to start, grow and employ.

•	$25.3 million in increased funding over five years to deliver initiatives from the Queensland International Education and Training Strategy to Advance Queensland 2016-2021 and continue the International Education and Training Unit.

•	$10.9 million in increased funding in 2016-17 to continue the One-Stop Shop program, which is focused on delivering improvements to frontline services, encouraging innovation and better services for citizens and businesses.

•	$5 million in additional funding over four years towards the activities of the Mining Equipment, Technology and Services Industry Growth Centre at the Queensland University of Technology.

•	$11.6 million in additional funding for the implementation of the Biofuels Mandate, including a campaign to educate consumers about biofuels and the development of best practice environmental standards.

Major existing policies and programs include:

•	Establishing the independent Queensland Productivity Commission to formulate policy proposals and recommendations to encourage economic growth, productivity and improved living standards across Queensland.

•	Establishing the Red Tape Reduction Advisory Council to recommend areas in which regulation could be reduced for small business.

Budget Strategy and Outlook 2016-17

•	Boosting the Attracting Aviation Investment Fund to promote Queensland tourism destinations to targeted international markets and attract new flights direct to Queensland.

•	Enhancing the Government’s Business and Industry Portal, transforming how the Queensland Government delivers online services and interacts with businesses and industry.

•	Undertaking additional trade missions to support Queensland businesses and promote exports.

•	Increasing funding for Tourism and Events Queensland to assist growth and promotion of events in Queensland.

•	Implementing the Government’s Food and Fibre Plan to ensure the growth of a productive and prosperous food and fibre sector in Queensland and to actively address the challenges facing primary producers.

1.6.3	Delivering and facilitating productive infrastructure

Essential economic infrastructure is critical to allow an economy to function effectively and efficiently. In particular, investment in productive infrastructure reduces transaction costs for business, thereby improving employment and economic outcomes.

For example, improved transport infrastructure can help businesses reduce freight costs and increase the speed at which goods reach their final market. Meanwhile, more effective public transport reduces congestion costs and gives workers greater choice around work and leisure decisions.

The Queensland Government plays a crucial role in coordinating, planning, pricing, financing and maintaining infrastructure, each of which is crucial in ensuring key infrastructure is used efficiently and put to its most productive use.

New and innovative approaches to infrastructure planning, financing and delivery will continue to be an important focus in the constrained fiscal environment.

Budget Strategy and Outlook 2016-17

Delivering and facilitating productive infrastructure

Key new initiatives in the 2016-17 Budget include:

•	A $2 billion State Infrastructure Fund to build the infrastructure needed to support economic growth and liveability into the future.

•	The Building our Regions program provides funding to local governments for critical infrastructure in regional areas supporting jobs, fostering economic development and improving liveability in regional communities. The program is receiving a $175 million boost over the next four years, in addition to the $200 million in new funding allocated in the 2015-16 Budget. This increased allocation includes $90 million over three years for the Transport Infrastructure Development Scheme.

•	$96.5 million in additional funding over five years to enable upgrades to roads in North Queensland.

•	$50 million in additional funding in 2016-17 for Cross River Rail environmental impact approvals, establishment of the statutory body, commencement of scoping of value share opportunities, and commencement of early works and pre-procurement activities.

•	$18.1 million in increased funding over four years for the continuation of the Remote Indigenous Land and Infrastructure Program Office to provide an integrated capital works approach to infrastructure works in the 34 discrete Aboriginal and Torres Strait Islander communities.

•	$15 million in increased funding over two years to improve mobile coverage in Queensland and leverage the Commonwealth Mobile Black Spot Program.

Major existing policies and programs include:

•	Releasing the State Infrastructure Plan, which outlines a new strategic direction for the planning, investment and delivery of infrastructure in Queensland.

•	Implementing the Building our Regions program to provide critical infrastructure projects in regional Queensland to meet specific needs of communities and support economic development.

•	Delivering the Accelerated Works Program to help sustain and create jobs and economic activity by getting projects underway sooner in regional Queensland.

•	Establishing Building Queensland as a statutory body to provide independent, expert advice on infrastructure priorities.

1.6.4	Growing our human capital

Queensland’s human capital represents the total skills, knowledge and capacity embedded in the State’s most valuable resource, our people.

Increasing the quantity and quality of human capital will help create a more skilled, active and flexible workforce, thereby having a positive impact on economic growth. A more educated population will support innovation, either through adapting new ideas in their immediate work environment or generating and developing new products and services.

Budget Strategy and Outlook 2016-17

Government can influence human capital outcomes through either supply side policies to influence the quantity and quality of human capital (for example, investment in health, education, training and skills development, and incentives to address labour market shortages) or demand side policies aimed at influencing how effectively human capital is used in the labour market (for example, incentives to employers to employ workers from key disadvantaged cohorts).

Maintaining a well-educated, resourceful and flexible workforce will enable Queensland to adapt more readily to the changing economic environment in coming years. More skilled workers are generally more productive and are able to transition into different forms of employment, facilitating a smoother labour market adjustment to changes in industries or new industry development.

A better educated workforce can also increase the attractiveness of the State for the location of high-value, innovative and knowledge-based businesses.

Labour market incentive programs can also be effectively used to target specific groups in the labour market, or to encourage workers to move into areas or professions with high skills demand. Employer incentives to hire workers from disadvantaged groups can assist in integrating/reintegrating them into the workforce, while incentives for workers with specialised skills to move into regional areas can assist in meeting labour demands in regional areas.

The timeframes over which policies aimed at growing human capital effectively impact on economic growth can vary significantly. In particular, by their nature, many supply-side policies, particularly education and health-related programs, tend to impact on economic outcomes over the medium to long-term.

Growing our human capital

Key new initiatives in the 2016-17 Budget include:

•	$100 million in additional and reprioritised funding over two years for the Back to Work Jobs Package for Regional Queensland to give employers the confidence to employ jobseekers and provide an economic boost to regions facing challenging times. The package will assist up to 8,000 eligible jobseekers across regional Queensland.

•	$102 million in additional funding over four years for Queensland Schools to implement the findings of the Review of School Administrative and Support Staff.

•	$72.4 million in additional funding over four years to continue the development of new senior assessment and tertiary entrance systems, including the development and trialling of new senior assessment processes, redevelopment of senior syllabuses and professional development for teachers and curriculum leaders.

•	$42.8 million in additional funding over two years to fund the Australian Government’s shortfall resulting from the National Partnership Agreement on Universal Access to Early Childhood Education and to maintain current service delivery and child subsidies.

•	Establishment of the Sunshine Coast Health Institute as part of the $1.872 billion Sunshine Coast University Hospital, a skills, academic and research centre in partnership with two Universities and TAFE Queensland.

Budget Strategy and Outlook 2016-17

•	$491.3 million in additional funding to maintain, expand and build Queensland schools, including:

•	$94.7 million in 2019-20 for the School Asset Maintenance Program;

•	$147.3 million over five years to procure three new schools in high growth areas; and

•	$249.3 million over four years for the State School Base Capital Works Program (plus ongoing funding of $79.1 million per annum), including $60 million for the construction of a new state high school at Calliope.

Major existing policies and programs include:

•	Reinstating the Skilling Queenslanders for Work initiative to support up to 32,000 Queenslanders into work.

•	Establishing Jobs Queensland as an independent statutory authority to provide advice to government on skills demand and long-term workforce planning.

•	Providing a payroll tax rebate for apprentices and trainees to enable Queensland to continue developing a highly skilled workforce into the future.

•	Establishing the Rural Jobs and Skills Alliance as the single point of reference for Queensland’s agricultural sector workforce and to provide strategic industry advice to government on skills demand and future workforce planning.

•	Extending the Queensland Building and Construction Training Policy to include government-owned corporations to improve employment opportunities for apprentices and trainees.

•	Restoring TAFE Queensland’s status as Queensland’s premier provider of vocational education and training through Rescuing TAFE.

•	Investing in the nursing workforce by offering up to 4,000 one year graduate nursing places and supporting 400 nurse navigators by 2018-19.

1.6.5	Optimising the use of our land and natural resources

Queensland’s land, water, minerals and other natural resources represent a significant potential source of economic growth and employment, as well as the Queensland Government revenue needed to enable the provision of essential services.

Maximising the contribution of our natural resources to economic growth and employment requires policy settings that facilitate the efficient use of land and consumption of natural resources, including renewable and non-renewable resources. Therefore, the Government has a key role to play in ensuring that land use and planning frameworks, land tax arrangements and development assessment processes facilitate the efficiency and effectiveness of land use.

Similarly, appropriate taxation arrangements, pricing frameworks and regulations in resource-related industries such as mining, agriculture, forestry and fisheries are important to ensure the efficiency of land use and natural resource consumption, while effective environmental regulation is critical to minimise negative environmental impacts arising from economic activity.

Budget Strategy and Outlook 2016-17

Optimising the use of our land and natural resources

Key new initiatives in the 2016-17 Budget include:

•	$77.9 million over five years for Rural Assistance to support rural producers across the State affected by debt and drought, including:

•	$41.9 million in 2016-17 for the Drought Assistance Package to extend drought relief and drought reform initiatives by a further year; and

•	$36 million over five years for the Rural Assistance Package including pest and weed management (including wild dog control), expanded functions and services of a new Queensland Rural and Industry Development Authority, new farm debt mediation requirements, financial management and climate risk mitigation grants, the establishment and ongoing operation of the Office of Rural Affairs, assistance to rural school students in drought affected communities, funding to assist the Wet Tropics Management Authority to manage yellow crazy ants (conditional on an Australian Government contribution), and an extension of the family farm transfer duty concession.

•	$42 million in increased funding over five years to 2020-21, with $8 million ongoing from 2021-22, for the Abandoned Mine Lands Program to manage the public safety risks associated with abandoned mine sites across Queensland.

•	$7.3 million in increased funding over two years for the Coal Seam Gas Compliance Unit, which focuses on regulation and administration of the Coal Seam Gas industry.

•	$15.2 million in increased funding over four years to support a range of wildlife management and conservation activities, including wildlife hospitals, wildlife licensing and inspections, and the continued development of wildlife management regulations.

•	$6.8 million in increased funding over four years and $1.7 million per annum ongoing to develop and implement a Queensland Climate Change Strategy.

•	$30.2 million in funding ($10.8 million in additional funding and $19.4 million internally reallocated) over four years to implement the recommendations of the Queensland Biosecurity Capability Review and restore Queensland’s biosecurity capability to world’s best practice.

•	$7.8 million in additional funding over four years and $1.5 million per annum ongoing to support aerial satellite imagery in rural and remote areas of Queensland not covered by aerial photography to support the State’s vegetation management provisions.

Major existing policies and programs include:

•	Providing a Drought Relief Package in 2015-16 to support producers and communities that have been affected by drought conditions across the State.

•	Implementing Protecting the Great Barrier Reef initiatives, including water quality initiatives, scientific research and helping businesses transition to better environmental practices in the primary production, mining and fishing industries.

•	Implementing State Government actions in the Reef 2050 Long-Term Sustainability Plan.

•	Supporting climate change adaptation through the Local Government Coastal Hazard Climate Adaptation Fund and the development of a Queensland Climate Change Adaptation Strategy.

Budget Strategy and Outlook 2016-17

•	Increased funding over two years from 2015-16 to support ongoing investigations and compliance actions into instances of alleged serious environmental harm, relating to underground coal gasification.

•	Providing a $100 million investment over five years to protect the Great Barrier Reef, including $21.7 million in 2016-17.

1.6.6	Leading an innovative, active and responsive public sector

In addition to its key responsibility for establishing appropriate regulatory and policy settings in many areas of the economy, the Government plays a significant role in providing essential services like health, education, policing, fire and emergency services, as well as a range of public utilities.

Collectively, Queensland state and local government expenditure has historically accounted for more than 15% of Queensland’s total economic activity (or Gross State Product), and directly employed approximately 15% of the State’s workforce. Governments, therefore, have an opportunity to lead the way by driving greater productivity and growth through responsible and sustainable fiscal management, including identifying and promoting new, innovative approaches to the procurement and delivery of infrastructure and essential services.

Leading an innovative, active and responsive public sector

Key new initiatives in the 2016-17 Budget include:

•	$198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) has been allocated since the 2015-16 Budget to continue implementing the Government’s response to the Not Now, Not Ever: Putting an End to Domestic and Family Violence in Queensland report.

•	Reforming the funding arrangements for legal assistance, legal professional regulation and law library services to improve certainty and long-term sustainability of services to vulnerable Queenslanders. From 1 July 2016, all legal assistance, legal profession regulation, and law library services expenditure will be fully funded from the Consolidated Fund.

•	$32.4 million over four years and $13 million ongoing in increased funding to deliver the election commitment to increase legal aid funding over time to a level equal to the national average per capita.

•	$16.2 million in increased funding over four years to improve counter-terrorism capability and capacity in response to the sustained national threat level.

•	$8.3 million over four years in additional and reprioritised funding to deliver the Queensland: an age-friendly community strategy and implement recommendations from the Parliamentary Inquiry into the adequacy of existing financial protections for Queensland’s seniors.

•	$9.9 million in increased funding over two years for disaster mitigation and to build community resilience to natural disasters.

•	$14.1 million in additional funding over four years for a new telephony solution to ensure the ongoing success of the delivery of call centre services to the Queensland Government and public, particularly during periods of disasters and other significant events.

Budget Strategy and Outlook 2016-17

•	$9.9 million in additional funding over four years for cyber security initiatives and the establishment of a cyber security capability within the Department of Science, Information Technology and Innovation.

•	$40 million in additional funding to temporarily increase the Queensland First Home Owners’ Grant from $15,000 to $20,000 for 12 months to assist first home buyers of newly constructed homes to enter the housing market.

•	$12.4 million over four years to implement a cloud service for the State’s existing Revenue Management Solution suite and other measures as part of a transformational program of work to deliver improved revenue management services into the future.

Major existing policies and programs include:

•	Implementing Social Benefit Bonds – the Government is piloting social benefit bonds in the areas of homelessness, reoffending and reducing Indigenous disadvantage as part of a new and innovative approach to tackling complex social and economic challenges.

•	Encouraging private sector projects for economic and social infrastructure through Market-Led Proposals. In 2015-16, four proponents were granted an exclusive mandate to develop a detailed proposal for submission to Government.

•	Implementing the Nursing Guarantee policy and safe nurse to patient ratios to assist in rebuilding the nursing workforce, improve patient safety and assist patients to navigate from their referring GP or other primary care providers, through hospital based care.

Budget Strategy and Outlook 2016-17

2	Economic performance and outlook

Features

•	Following a weak result in 2014-15, growth in Queensland gross state product (GSP) is expected to strengthen to 3 1⁄2% in 2015-16 and to 4% in 2016-17. Based on the latest forecasts from individual state governments, Queensland is expected to record the strongest economic growth of all states over the forecast period.

•	This rebound in GSP growth is underpinned by a surge in overseas exports, as liquefied natural gas (LNG) production ramps up and drives the value of Queensland exports to almost $100 billion by the end of the decade.

•	However, as part of this adjustment, sectors that previously suffered during the resources boom are now strengthening. In particular, low interest rates are supporting housing construction and the lower A$ is boosting tourism and education exports.

•	In contrast to this robust outlook for Queensland exports, which reflects the benefits of an earlier surge in investment, conditions in the global and domestic economies remain subdued.

•	International conditions have weakened over the past year, with forecasts for global economic growth progressively downgraded by key international agencies. More importantly from a Queensland perspective, prospects for growth in industrial production in the State’s major export markets for energy and mineral products have deteriorated further.

•	The more subdued global outlook, combined with strong global supply, has contributed to sharp declines in commodity prices, which have not been fully offset by a lower A$. Weaker commodity prices have led Queensland coal and base metal producers to cut costs and have reduced prospects for new resources sector investment.

•	As has been identified in previous State Budgets, business investment could not be sustained at the extraordinary levels recorded during LNG construction and is forecast to fall in 2015-16. Consistent with trends nationally, forward indicators also suggest that business investment more broadly may take longer to recover than previously expected.

•	While growth in household consumption is expected to recover, it will remain below average, tempered by slow wages growth, subdued population growth and soft labour market conditions.

•	Low interest rates, solid house price growth and investor interest are driving a sustained recovery in dwelling investment, particularly in apartments in inner Brisbane.

•	The trade sector is expected to drive overall economic growth in Queensland in 2015-16 and 2016-17, with the volume of overseas goods and services exports forecast to grow by 11% and 8% respectively, as the LNG projects ramp-up production.

•	Coal export volumes are expected to be largely unchanged in 2015-16, and grow only moderately from 2016-17 onwards, as slower growth in industrial production tempers demand from China. Base metals export volumes are expected to decline, due to the planned closure of a number of mining operations.

Budget Strategy and Outlook 2016-17

•	The outlook for agricultural exports is mixed, with beef exports to decline as herd numbers are rebuilt, while some crop exports are benefitting from expanding overseas markets.

•	Overseas tourism exports are expected to experience substantial growth over the forecast period, driven by a combination of the lower A$ exchange rate and the expanding middle class in Asian nations.

•	In addition, the Commonwealth Games, to be held on the Gold Coast in April 2018, is expected to provide a boost to tourism exports in 2017-18.

•	Overseas education exports are also forecast to grow strongly. As with tourism exports, the depreciation in the A$ and rising incomes in Asia, as well as increased demand for higher education in developing Asian economies, particularly China and India, are expected to drive growth in enrolments.

•	Following a very weak result in 2014-15, headline labour market indicators for Queensland have improved in 2015-16, supported by employment gains associated with robust dwelling construction activity and the delivery of health and education services by the public and private sectors.

•	This has also improved the outlook for unemployment, with the unemployment rate now forecast to average 6 1⁄4% in both 2015-16 and 2016-17, lower than the 6 1⁄2% forecast at Mid Year Fiscal and Economic Review (MYFER).

•	However, employment growth over the past year has been concentrated in South East Queensland, with conditions remaining subdued in regional areas, particularly those with significant mining or resource-related construction workforces.

•	The solid headline economic growth in Queensland in 2015-16 and 2016-17 is being driven by LNG exports, which tend to be less labour intensive than the broader economy, while domestic economic activity remains subdued. This is expected to keep employment growth below average, leading to a relatively stable unemployment rate in the short-term.

•	Growth in consumer prices and wages are expected to remain low.

•	Looking further ahead, while economic growth in Queensland is forecast to moderate to 3 1⁄2% in 2017-18, it will still be the strongest growth of any state and importantly this growth will be more broad-based, as LNG production plateaus and domestic activity strengthens.

•	These trends are expected to support some improvement in labour market conditions, including a fall in the unemployment rate to around 6% by 2017-18.

Budget Strategy and Outlook 2016-17

2.1	External environment

2.1.1	International conditions

Economic growth of Queensland’s major trading partners is expected to be around 3 1⁄2% in each year to 2020 (see Table 2.1), lower than the average growth of around 4% per annum following the Global Financial Crisis (GFC).

Table 2.1	Queensland’s major trading partners’ economic outlook[1]

	Actual	Forecasts
	2015	2016	2017	2018	2019	2020
Major trading partners	3.6	3 1⁄2	3 1⁄2	3 1⁄2	3 1⁄2	3 1⁄2
Non-Japan Asia[2]	5.1	5	5 1⁄4	5	5	5
China	6.9	6 1⁄2	6 1⁄4	6	5 3⁄4	5 3⁄4
India[3]	7.5	7 1⁄2	7 3⁄4	7 1⁄2	7 1⁄2	7 1⁄2
South Korea	2.6	2 1⁄2	2 3⁄4	2 3⁄4	2 1⁄2	2 1⁄2
Japan	0.5	1⁄2	1⁄2	1	1	1
Europe[4]	2.0	1 3⁄4	1 3⁄4	1 3⁄4	1 3⁄4	1 3⁄4
US	2.4	1 3⁄4	2 1⁄4	2 1⁄4	2 1⁄4	2 1⁄4

Notes:

1.	Annual % change. Decimal point figures indicate an actual outcome.
2.	Includes New Zealand.
3.	India’s growth profile is based on an April to March fiscal year.
4.	Includes United Kingdom.

Sources: Consensus Economics and Queensland Treasury.

However, this stable outlook masks substantial downward revisions to the forecasts for industrial production among Queensland’s major export markets in Asia since the release of the 2015-16 MYFER (see Chart 2.1). For instance, Japan’s industrial production in 2016 was forecast to grow by 1.9% in December 2015, but by May 2016 was forecast to fall 0.3%. Growth in Korea’s industrial production has been downgraded from 2.0% to 0.4% over the same period.

With more than three quarters of Queensland’s merchandise exports going to Asia, a softer outlook for this region is expected to have a material impact on the State’s trade performance, particularly exports of key industrial commodities such as coal and base metals.

Budget Strategy and Outlook 2016-17

Chart 2.1	Consensus forecasts of industrial production growth for 2016

Note:

1.	India’s growth profile is based on an April to March fiscal year.

Source: Consensus Economics.

The weakening in the outlook for industrial production has also occurred in other advanced economies such as the United States and the Euro zone. However, the extensive supply networks established within Asia mean adverse effects of the downturn are likely to be more severe and prolonged in Asia. In particular, intra-regional trade among these economies has been adversely affected. Most noticeably, the value of Taiwan’s merchandise exports fell at an annual rate of 12.7% in the first ten months of 2015-16, with 9.5 percentage points of this fall due to a decline in exports to within the region (see Chart 2.2). Similarly, a decline in exports to within Asia contributed 3.3 percentage points to the 3.8% annual decline in the total value of merchandise exports from Japan over the period, while 6.1 percentage points out of Korea’s 11.5% decrease in exports were contributed by trade within Asia.

Budget Strategy and Outlook 2016-17

Chart 2.2	Contributions to decline in the value of merchandise exports, by country

Notes:

1.	Emerging Asia is represented by China, Hong Kong and India.
2.	Advanced Asia is represented by Japan, Korea and Taiwan.
3.	South East Asia is represented by Indonesia, Malaysia, the Philippines, Singapore and Thailand.
4.	Between the first ten months of 2015-16 and the first ten months of 2014-15.

Source: Thomson Reuters.

Amid the softening in industrial production, and associated decline in intra-regional trade, inflation continued to moderate across much of the global economy in 2015-16. Core inflation (which excludes volatile items such as food and energy) in Japan slowed to 0.8% in the first ten months of 2015-16, compared with 2.0% in the same period a year ago. Core inflation in Taiwan and Singapore also moderated to 0.7% (from 1.3%) and -0.1% (from 0.6%) respectively over the period. Meanwhile, core inflation was only 0.9% in the European Union. An exception is the United States, where core inflation increased 0.3 percentage point to an annual rate of 2.0% in the first ten months of 2015-16.

In response to weakening inflation, central banks around the world continued to ease their monetary stances in 2016. This is particularly the case in Asia, where the Bank of Japan adopted negative interest rates in late January, while the People’s Bank of China cut the reserve requirement ratio for the fifth time in 12 months in late February. The central banks of India, Indonesia, Singapore and Taiwan also engaged in monetary easing in recent months.

Budget Strategy and Outlook 2016-17

However, the effectiveness of further monetary easing has diminished due to long-term interest rates in many Asian countries falling to historically low levels. The 10-Year Japanese government bond yield has been negative since late February 2016, while 10-Year Treasury bond yields in Korea and Taiwan have fallen around 50 and 40 basis points, to 1.8% and 0.8% respectively, since the end of November 2015.

These developments indicate a softening in demand has been a main driver, if not the most important driver, of the current weak growth and inflation outlooks among Queensland’s major Asian trading partners. This is consistent with the poor stock market performance in Asia in recent months. Share prices in China, Japan and Hong Kong were 20%, 16% and 10% below where they were in November 2015, while stock markets in Singapore, Taiwan and Korea recorded declines of 6%, 3% and 2% respectively over the period.

This persistent weakness in demand means that imports of industrial commodities into Asia are likely to remain subdued. This implies the recent recovery in industrial commodity prices may not be sustained. Although international prices of most industrial commodities remain above their levels of 30 November 2015, they have all retreated from their respective recent peaks (see Chart 2.3).

Chart 2.3	Changes in industrial commodity prices since November 2015

Note:

1.	US dollar terms.

Source: Thomson Reuters.

Budget Strategy and Outlook 2016-17

2.1.2	National conditions

The Australian economy is rebalancing away from resources investment towards broader-based growth. An extended period of accommodative monetary policy has been employed to promote domestic activity, while unexpectedly weak inflation has prompted the Reserve Bank of Australia (RBA) to lower the cash rate further.

Australian Treasury forecasts gross domestic product (GDP) growth of 2 1⁄2% for both 2015-16 and 2016-17, before strengthening to an above-trend 3% in 2017-18 (refer Table 2.2).

Exports are expected to remain a key driver of GDP growth in coming years, as iron ore and LNG projects continue to ramp-up production following the investment phase of the mining boom, and services exports such as tourism and education are supported by a lower exchange rate and rising demand from Asia.

Business investment is forecast to decline further over the next two years. The continued unwinding of resources investment from unprecedented levels is expected to more than offset recovery in non-resources investment until 2017-18, when overall business investment is forecast to stabilise. As with Queensland, the pace and timing of the anticipated pick-up in national non-resources business investment continues to be a key source of uncertainty for the outlook.

Dwelling investment growth is expected to ease from 2016-17, as a record number of residential projects reach completion, while strengthened lending protocols for new borrowers and the potential for lower returns constrain investor activity. Australian Treasury considers that strong labour market conditions, low interest rates and an easing in the household savings rate are expected to continue to support steady growth in household consumption.

There has been a notable improvement in national labour market conditions, with the employment to population ratio continuing to trend upwards from its late-2014 low. Reflecting the national increase in part-time jobs in the service sectors and increased female participation, strong growth in national employment has been accompanied by fewer hours worked by those who have a job.

Australian Treasury forecasts solid employment growth to continue, supported by moderate wage increases and the transition to more labour-intensive sectors of the economy, such as household services. As a result, the unemployment rate is forecast to ease from around 5 3⁄4% currently, to 5 1⁄2% by June quarter 2017, where it is expected to stay over the remainder of the forecast period.

Budget Strategy and Outlook 2016-17

Table 2.2	Australian Treasury national economic forecasts

	Actual[1]	Estimate	Forecasts		Projections
	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20
GDP[2]	2.2	2 1⁄2	2 1⁄2	3	3	3
Employment[3]	1.6	2	1 3⁄4	1 3⁄4	1 1⁄4	1 1⁄2
Unemployment rate[4]	6.1	5 3⁄4	5 1⁄2	5 1⁄2	5 1⁄2	5 1⁄2
Inflation[5]	1.5	1 1⁄4	2	2 1⁄4	2 1⁄2	2 1⁄2
Population[6]	1.4	1 1⁄2	1 1⁄2	1 1⁄2	1 1⁄2	1 1⁄2
Terms of trade	-10.3	-8 3⁄4	1 1⁄4	0	n.a.	n.a.

Notes:

1.	Calculated using original data unless otherwise indicated.
2.	Per cent change on previous year. Chain volume measure (CVM), 2013-14 reference year.
3.	Seasonally adjusted, through-the-year growth rate to the June quarter.
4.	Seasonally adjusted rate for the June quarter.
5.	Through-the-year growth rate to the June quarter.
6.	Through-the-year growth rate to 31 December.

Source: 2016-17 Australian Government Budget.

2.1.3	Assumptions

Forecasts for the Queensland economy are based on a number of assumptions, including the RBA’s monetary policy stance, the A$ exchange rate, the crude oil price and seasonal conditions over the forecast period:

•	The RBA is assumed to maintain an easing bias in the near-term, before adopting a more neutral stance during 2017.

•	The A$ is assumed to be broadly unchanged against the US$ across the forecast period.

•	Crude oil prices are substantially lower than mid-2014, although they have improved somewhat from late-2015 lows. Consistent with current pricing of futures markets, it is assumed that oil prices will continue to gradually rise over the next few years.

•	According to the Bureau of Meteorology, the El Niño weather event has officially ended, with the likelihood of a La Niña forming later in 2016 at around 50%. La Niña weather patterns are often, but not always, associated with above average winter-spring rainfall. An improvement in seasonal conditions has been factored into the forecasts.

This chapter ends with a discussion of the risks related to the global economy, financial markets and other assumptions driving the Queensland outlook.

Budget Strategy and Outlook 2016-17

2.2	Queensland economy

2.2.1	Summary of conditions and outlook

Following a weak result in 2014-15, Queensland’s economic growth is forecast to strengthen to 3 1⁄2% in 2015-16 and to 4% in 2016-17, before moderating slightly in 2017-18. As a result, Queensland’s growth is forecast to be higher than those of other states over the forecast period (see Chart 2.4).

Chart 2.4	Economic growth, by state[1]

Note:

1.	CVM, 2013-14 reference year. 2015-16 are estimates; 2016-17 onwards are forecasts.

Sources: Queensland Treasury and various state budgets and mid-year reviews.

Household consumption is expected to remain subdued in 2016-17, as slow growth in household income more than offsets the impact of low interest rates and rising house prices. As labour market conditions continue to improve, consumption growth is forecast to pick-up gradually. Underpinned by low interest rates and attractive rental yields for investors, dwelling investment has grown strongly, with a large pipeline of medium-to-high density projects expected to support activity.

Weaker commodity prices and a softer global outlook than previously expected are continuing to weigh on resources sector investment. With the pick-up in non-resources investment likely to occur later than previously anticipated, business investment is now forecast to fall further in 2016-17. A moderate recovery is expected across the remainder of the forecast period as

Budget Strategy and Outlook 2016-17

business investment returns to a more sustainable growth path following the historical high of the LNG construction phase (see Chart 2.5).

Table 2.3 outlines the detailed components of GSP for the Actual 2014-15 outcome, the Estimated Actual 2015-16 outcome and the 2016-17 and 2017-18 forecast period.

Table 2.3	Queensland economic forecasts[1], by component

	Actual	Est. Act.	Forecasts
	2014-15	2015-16	2016-17	2017-18
Economic output[2]
Household consumption	2.5	2 1⁄2	2 1⁄2	2 3⁄4
Private investment	-16.1	-11 1⁄4	-3 1⁄4	3 1⁄2
Dwelling investment	8.7	14	6 1⁄4	4
New and used	14.6	16	6 1⁄4	3 1⁄4
Alterations and additions	1.3	11	6 1⁄4	5 1⁄4
Business investment	-25.0	-23	-10 3⁄4	2 3⁄4
Non-dwelling construction	-33.4	-26 1⁄2	-18	2 1⁄4
Machinery and equipment	-4.2	-17 1⁄4	3⁄4	3
Private final demand	-3.6	-1 1⁄2	1	3
Public final demand	-0.5	3⁄4	2 3⁄4	2 3⁄4
State final demand	-3.0	-1	1 1⁄2	3
Net overseas exports[3]	2.6	3 1⁄4	2	3⁄4
Overseas exports	7.7	11	8	4 1⁄2
less Overseas imports	-5.6	-4 3⁄4	-1	2
Gross state product	0.8	3 1⁄2	4	3 1⁄2
Nominal gross state product	2.4	3 1⁄2	6	6 3⁄4
Other economic measures
Employment	0.3	1 3⁄4	1 1⁄2	1 3⁄4
Unemployment rate[4]	6.5	6 1⁄4	6 1⁄4	6
Inflation	1.9	1 1⁄2	2	2 1⁄2
Wage Price Index	2.4	2	2 1⁄4	2 3⁄4
Population	1.2	1 1⁄4	1 1⁄2	1 1⁄2

Notes:

1.	Unless otherwise stated, all figures are annual % changes.
2.	CVM, 2013-14 reference year, except nominal GSP. Components not separately reported are other investment (cultivated biological resources, intellectual property products and ownership transfer costs), the balancing item (including interstate trade and inventories) and the statistical discrepancy.
3.	Goods and services, percentage point contribution to growth in GSP.
4.	Per cent, year-average.

Sources: ABS 3101.0, 6202.0, 6345.0, 6401.0 and Queensland Treasury.

Budget Strategy and Outlook 2016-17

While some strengthening in government spending on key services and infrastructure will help state final demand grow moderately in 2016-17, net exports are forecast to remain the major contributor to economic growth. Net exports will contribute around 2 percentage points to GSP growth, as LNG exports drive strong growth in total exports and falling business investment results in lower imports.

Overall economic growth in 2016-17 has been revised from MYFER, with a weaker outlook for private final demand (up 1%), which is only partially offset by stronger expected growth in public final demand (2 3⁄4%).

Beyond 2016-17, GSP growth is expected to be more balanced across its major components (see Chart 2.5). With population growth in Queensland lower than originally expected, GSP growth is expected to ease back to around 3% by 2018-19, below the historical average of around 4%.

Labour market outcomes in 2015-16 have been more solid than previously anticipated, although some softening in employment growth is expected in 2016-17. Employment growth is forecast to improve modestly from 2017-18, reflecting a gradual pick-up in domestic demand. However, the moderation in population growth is expected to constrain employment growth to around 1 3⁄4% per annum over the remainder of the forecast period. In line with these conditions, Queensland’s unemployment rate is forecast to be broadly unchanged in 2016-17 and then improve.

Chart 2.5	Contributions to growth in Queensland’s gross state product[1]

Note:

1.	CVM, 2013-14 reference year. 2015-16 are estimates; 2016-17 onwards are forecasts.

Source: Queensland Treasury.

Budget Strategy and Outlook 2016-17

Household consumption

Growth in household consumption has remained below its historical average since the GFC. The impacts of weak household income growth (see Chart 2.6) continue to offset the benefits of increased wealth and low interest rates.

Resource-related employment has fallen and aggregate employment growth has shifted from higher wage mining and construction sectors towards the services sector which generally have lower average earnings.

These factors have been only partially offset by the wealth effect of rising house prices over the past three years and lower interest rates, which have increased the disposable incomes of debt holders. Further, savings rates remain elevated as households continue to rebuild their balance sheets in the aftermath of the GFC, imposing an additional constraint on consumption spending.

Continued strength in the dwelling construction sector, and improving labour market conditions from 2017-18, are expected to drive a gradual pick-up in household consumption growth over the forecast period. However, the effect of slower migration on population growth is expected to keep household consumption growth below its historical average.

Chart 2.6	Nominal household consumption and employee income, Queensland

Note:

1.	First three quarters of 2015-16 compared to the same period a year earlier.

Sources: ABS 5206.0 and Queensland Treasury.

Budget Strategy and Outlook 2016-17

Dwelling investment

Supported by sustained low mortgage rates and investor interest, dwelling investment in Queensland continues to grow robustly, following growth of 8.7% in 2014-15.

This growth phase has been predominantly driven by construction of medium-to-high density housing (units, townhouses and apartments). Underpinned by strong investor demand, particularly in Inner City Brisbane, the Gold Coast and Brisbane South, the number of approvals for medium-to-high density dwellings remains elevated, while the improvement in approvals for houses has been modest. The substantial amount of construction work still in the pipeline underpins the strong forecast growth in dwelling investment in 2015-16 and a further solid result in 2016-17 (see Chart 2.7).

Looking further ahead, the high number of attached dwellings being completed in South East Queensland, as well as tighter lending practices, may restrain growth in prices and rents in this segment of the market and limit further investment beyond the current pipeline. Further, slower population growth and subdued labour market conditions are likely to result in more moderate growth in dwelling investment over the medium-term.

Chart 2.7	Value of work yet to be done by dwelling type, Queensland[1]

Note:

1.	Nominal, quarterly.

Source: ABS 8752.0.

Budget Strategy and Outlook 2016-17

Business investment

Business investment continues to adjust from the record levels experienced at the peak of LNG construction in 2012-13. The completion of the two remaining LNG projects by the end of 2016, along with modest investment outside the resources sector, will result in a fall in business investment through to 2016-17 (see Chart 2.8).

Low prices and moderating demand in the global commodities market are discouraging significant new capital expenditure in the resources sector, with market conditions expected to remain subdued over the next few years. The level of investment in a small number of committed new resource projects is modest compared with the completion of major LNG projects, which had a combined capital expenditure in excess of $60 billion.

Chart 2.8	Non-dwelling construction and work yet to be done, by sector[1]

Notes:

1.	Nominal, private. Work yet to be done in stacked bar, original. Non-dwelling construction in line, trend.
2.	March quarter 2016 not available.

Sources: ABS 5206.0, 8752.0 and 8762.0.

Following strong growth in 2013-14, non-residential building construction (shops, offices, factories etc.) has moderated as several large projects reach completion. With domestic economic activity expected to remain subdued in the short-term, this will see the spare capacity of several industries (particularly commercial office and industrial space) remain relatively high, reducing the incentive for investment.

In contrast, investment in the accommodation and entertainment industries has been increasing and is expected to remain elevated over the next few years, supported by strong growth in

Budget Strategy and Outlook 2016-17

international tourism. The agricultural sector may also experience investment growth in the medium-term, assuming a return to normal seasonal conditions.

However, the scale of the decline in engineering construction will outweigh any improvement in non-residential building construction activity through to 2016-17. Consistent with weaker construction activity and an increased focus on lowering costs, particularly within the resources sector, expenditure on machinery and equipment is also expected to fall substantially in 2015-16, before stabilising in 2016-17. As a result, overall business investment is forecast to continue to decline in both 2015-16 and 2016-17.

As the impact of the LNG investment wind-down passes and non-resources investment recovers in line with improving household sector activity, business investment is expected to return to a more sustainable growth path from 2017-18 onwards.

Public final demand

Public final demand covers spending across Commonwealth, state and local governments on consumption and investment. Growth in this component is forecast to remain moderate as governments at all levels remain committed to responsible and measured financial management, whilst continuing to invest in key services and infrastructure.

Following slow growth in 2015-16, which partly reflects the completion in 2014-15 of the Legacy Way Tunnel at the local government level, public final demand is expected to grow by 2 3⁄4% in both 2016-17 and 2017-18.

Overseas exports and imports

The trade sector is expected to drive overall economic growth in Queensland in 2015-16. The volume of overseas goods exports is forecast to grow by 11 3⁄4% in 2015-16, driven by the first full year of LNG exports, as all three projects ramp-up production. Coal export volumes are estimated to be largely unchanged in the year, as demand from China declines due to slower industrial production growth. Base metals export volumes are expected to decline in both 2015-16 and 2016-17, reflecting the anticipated closure of a number of significant projects. Beef export volumes are likely to decline in the year due to lower herd numbers, while some crop exports are expected to benefit from expanding overseas markets.

Following several years of strong growth, total coal export volumes are expected to be broadly unchanged in 2015-16, having increased by just 0.4% in the first ten months of the year. Lower prices received for these exports are expected to result in a decline in the nominal value of coal exports in 2015-16. In the first ten months of 2015-16, the unit export price of Queensland’s hard coking, semi-soft/PCI and thermal exports have declined by 11.6%, 9.2% and 7.6% respectively compared to the same period in the previous year. The fall in A$ unit export price occurred despite the A$ depreciating by 14.3% against the US$ over the same period.

Coal export volumes are forecast to grow moderately from 2016-17 onwards, supported by supply growth from new and existing mines (see Chart 2.9). However, China’s industrial production growth has slowed to its lowest rate since the GFC, reducing demand for coal imports. Further, weak global demand and increased world supply is expected to limit coal price growth.

Budget Strategy and Outlook 2016-17

The projections of major coal parameters for mining royalties are shown in Appendix C.

Chart 2.9	Queensland coal exports[1]

Note:

1.	2015-16 are estimates; 2016-17 onwards are forecasts.

Sources: ABS unpublished trade data and Queensland Treasury.

Metal exports are forecast to fall in both 2015-16 and 2016-17, reflecting announced production cuts, closures of depleted mines such as the Century Zinc and Black Star Open Cut mines and the cessation of operations at the Yabulu Nickel refinery. Deterioration in ore grades should see copper and lead production gradually decline later in the forecast period. The current low-price environment has also resulted in limited investment in new base metals capacity. One exception to this is the scheduled commissioning of Rio Tinto’s Amrun bauxite mine in 2019, which is expected to more than offset the decline in production from the depleting Weipa mine.

All three LNG projects on Curtis Island have commenced exporting. Queensland Curtis LNG achieved plateau production during 2015-16, while Gladstone LNG (GLNG) and Australia Pacific LNG (APLNG) shipped first cargos in October 2015 and January 2016 respectively. With GLNG commencing production from its second train in May 2016 and APLNG’s second train expected to commence in the second half of 2016, LNG exports are forecast to drive overall export growth in 2015-16 and 2016-17 as the projects continue to ramp-up towards full commercial production (see Chart 2.10).

Budget Strategy and Outlook 2016-17

Chart 2.10	Queensland’s major merchandise exports[1]

Note:

1.	CVM, 2013-14 reference year. 2015-16 are estimates; 2016-17 onwards are forecasts.

Sources: Unpublished ABS trade data and Queensland Treasury.

A shortage of beef supply in the United States and the depreciation of the A$ has resulted in the export price of beef increasing by over 30% in the past two years. Beef producers in Queensland responded to elevated prices and prevailing drought conditions by selling record numbers of cattle. Consequently, the size of the Queensland cattle herd has fallen to its lowest level since 2003, and beef export volumes have begun to decline in 2016. Beef production and exports are expected to continue to fall in 2016-17 and 2017-18, as farmers seek to rebuild herd numbers. Additionally, despite the official end of El Niño conditions, lasting effects of the current drought are likely to extend the herd rebuilding phase in Queensland compared with the rest of the nation.

The harvest outcome for the 2015 season suggests sugar exports will continue to grow moderately in 2015-16. Queensland’s sugar industry is well developed with limited opportunity for increasing land allocation in the near-term, hence growth is expected to remain moderate to the end of the forecast period.

Cotton export volumes are forecast to decline in 2015-16, following a switch from cotton to less water intensive crops, such as sorghum, in response to drought. Cotton production and exports are expected to recover from 2016-17, as weather conditions improve.

Other crop exports have grown strongly in 2015-16, driven by chickpea exports, as producers took advantage of a temporary production shortfall in India. Sorghum exports have experienced significant growth so far in 2015-16, reflecting increased demand from China.

Budget Strategy and Outlook 2016-17

Overseas tourism exports are forecast to experience substantial growth in 2015-16. A combination of a lower A$ and expanding middle class in Asia are expected to drive growth over the forecast period. In addition, the Gold Coast Commonwealth Games, to be held in April 2018, is expected to provide a boost to tourism exports in 2017-18.

Overseas education exports are also forecast to grow strongly in 2015-16. As with tourism exports, the depreciation in the A$ and rising incomes in Asia, as well as increased demand for higher education in developing Asian economies, particularly China and India, are expected to drive growth in enrolments over the forecast period.

With the high level of LNG-related imports continuing to unwind and a lack of significant new capital expenditure outside of LNG, imports of goods are expected to decline in both 2015-16 and 2016-17, contributing to economic growth in these years. From 2017-18 onwards, overall business investment is expected to gradually improve and, together with a forecast strengthening in household spending, overseas imports are expected to increase.

Labour market

Following a very weak result in 2014-15, headline labour market indicators for Queensland have improved in 2015-16, supported by employment gains associated with robust dwelling construction activity and the delivery of health and education services by the public and private sectors.

This has also improved the outlook for unemployment, with the unemployment rate now forecast to average 6 1⁄4% in both 2015-16 and 2016-17, lower than the 6 1⁄2% forecast at MYFER.

Employment growth has been concentrated in South East Queensland, with conditions remaining weak in many regional areas, particularly those with significant mining or resource-related construction workforces.

As with economic growth more generally, developments in the resources sector are influencing Queensland labour market conditions. Several major mining companies announced reductions in their workforce and cut unprofitable production in 2015-16. Prospects for new investment in the current low-price environment are limited, and employment in the resources sector, including in exploration, is likely to fall further in the short-term.

Industries servicing the resources sector, for example metal manufacturing, are also impacted. With LNG projects nearing completion, construction employment is declining. An increase in residential building activity (which is somewhat more labour intensive) has only partially offset this trend in construction employment.

Labour demand in regional Queensland is expected to remain soft in the near-term, leading to some of those formerly employed in the mining or engineering construction industries needing to retrain or relocate to find work elsewhere. The Government has a role to play in helping to facilitate this transition.

Budget Strategy and Outlook 2016-17

Box 2.1	Jobs Now, Jobs for the Future – Getting Queenslanders Back to Work

In coming to office in early 2015, the Palaszczuk Government identified improving employment opportunities for all Queenslanders as its core policy objective to lead Queensland to a prosperous future for all.

The Queensland Government immediately commenced implementation of its $1.6 billion Working Queensland package of employment initiatives – to help grow the State’s economy and improve opportunities for Queenslanders in the short, medium and longer-term.

To ensure a cohesive, co-ordinated approach across government, the Government established a specific Working Queensland Cabinet Committee of key ministers to oversee implementation of the initiatives. A dedicated Employment Policy Unit was also established within Queensland Treasury to help drive the ongoing development and implementation of additional employment policies and programs across Government.

Jobs Now, Jobs for the Future

The Government’s Jobs Now, Jobs for the Future employment plan in the 2015-16 State Budget outlined the economic rationale underpinning the Working Queensland initiatives.

Consistent with the Government’s economic framework outlined in Chapter 1 of this Budget paper, the Jobs Now, Jobs for the Future plan outlines how these initiatives will help create increased employment opportunities and foster greater participation in the labour market, thereby increasing the productive capacity of the Queensland economy.

The Jobs Now, Jobs for the Future plan included a commitment to continue to consult closely with stakeholders and the community on how best to improve employment opportunities across existing, new and emerging industries for the State’s vital rural and regional areas, and for job seekers who have historically experienced less favourable employment outcomes.

To help inform policy development, the Government has held an extensive series of ministerial-led employment forums across the State to identify local issues, broader regional issues and targeting solutions for specific disadvantaged groups.

Throughout 2015 and the first half of 2016, employment forums have been held in Charters Towers, Mount Isa, Maryborough, Mackay, Gladstone, Cairns, Rockhampton, Bundaberg, the Gold Coast, Brisbane North, Brisbane South and Toowoomba.

Forum participants included business owners, community leaders and industry leaders, as well as representatives of disadvantaged cohorts, not-for-profit organisations and State, local and federal governments.

The employment forums highlighted that, while there have been significant signs of improvement in the State’s labour market, conditions remain challenging, particularly in our regions where greater confidence is required for employers to get Queenslanders back to work.

Budget Strategy and Outlook 2016-17

Accelerated Works Program

In early 2016, as part of the Government’s proactive and innovative approach to addressing these challenges in regional areas, the Premier announced an Accelerated Works Program to support economic activity and employment in regions across Queensland experiencing subdued economic conditions.

The Government has announced the acceleration of over $440 million in capital works projects, supporting more than 950 jobs in Cairns, Townsville, Mackay, Fitzroy, Wide Bay and remote Queensland regions.

The newly established Infrastructure Portfolio Office (IPO) within the Department of Infrastructure, Local Government and Planning has been tasked with driving implementation of the Accelerated Works Program.

The IPO will take a greater role in the roll out of the Accelerated Works Program to ensure the progression of projects supports economic activity and delivers on the Government’s commitment to sustain and create new jobs in regional Queensland.

The 2016-17 Budget builds on initiatives from the 2015-16 Budget to provide greater employment opportunities, such as the Back to Work Regional Employment Package.

Box 2.2	Back to Work – Regional Employment Package

Building on the broad suite of Working Queensland initiatives and the momentum generated by the Accelerated Works Program, this Budget includes a major new initiative to support regional employment – the $100 million Back to Work Regional Employment Package.

Back to Work is a two year package to help get unemployed Queenslanders back to work, create jobs in the regions and boost local economies, by supporting up to 8,000 jobs across regional Queensland.

Back to Work will deliver assistance directly to employers, to help them build the confidence to take on staff, provide opportunities for jobseekers and provide an economic boost to regions facing challenging times.

Back to Work includes:

•	$80 million for Back to Work Employer Support – providing financial support of up to $15,000 directly to employers to help boost their confidence to take on new employees across regional Queensland, including disadvantaged jobseekers, such as the long-term unemployed, young people, mature aged jobseekers, Queenslanders with disability and Aboriginal and Torres Strait Islanders.

Budget Strategy and Outlook 2016-17

•	$10 million for Back to Work Navigation Teams – who know the local economy and will work with employers and connect jobseekers to job opportunities or further skills, training and apprentice pathways.

•	$10 million for the Certificate 3 Guarantee Boost – to provide access to subsidised training to eligible jobseekers, including opportunities such as ‘second chance’ training for jobseekers with a Certificate III qualification that need to reboot their skills to get back to work.

A significant fall in Queensland’s terms of trade and a shift away from predominantly full-time, high-wage resource and construction jobs towards lower income (but more labour intensive) industries, is contributing to weak household income growth. The moderation in income growth is, in turn, constraining consumer spending. Meanwhile, the lower A$ is expected to provide some support to trade exposed industries, including drought affected agricultural producers and international education providers, as well as tourism operators who have benefitted from an increase in international arrivals.

The long anticipated improvement in business investment is now not expected to occur until 2017-18. This, combined with subdued household consumption growth and moderation in health and education employment growth, is expected to result in some softening of employment growth in 2016-17 (see Chart 2.11).

Employment growth is forecast to improve modestly in 2017-18, reflecting a gradual pick-up in domestic demand, particularly household consumption. However, the moderation in population growth is expected to constrain employment growth to around 1 3⁄4% per annum over the remainder of the forecast period.

In line with modest employment growth, Queensland’s unemployment rate is forecast to be broadly unchanged in 2016-17. Notwithstanding these trends, the unemployment rate is now expected to be lower across the forecast period than at the time of MYFER. As employment growth begins to outpace growth in the working-age population, the unemployment rate is expected to improve from 2017-18.

Budget Strategy and Outlook 2016-17

Chart 2.11	Labour market, Queensland[1]

Note:

1.	Year-average. 2015-16 are estimates; 2016-17 onwards are forecasts.

Sources: ABS 6202.0 and Queensland Treasury.

Prices and wages

Brisbane consumer price inflation is expected to continue to moderate in 2015-16, primarily reflecting the significant decline in the price of automotive fuel as global oil prices have fallen. Additionally, measures introduced by the Australian Energy Regulator have resulted in more modest increases in utility prices than those in recent years.

Some upward pressure to Brisbane consumer price inflation has been provided by increased prices for tobacco (due to excise rates increasing 12.5% on 1 September 2015) and the depreciation of the A$ leading to higher prices for imported goods.

A modest acceleration in Brisbane consumer price inflation is forecast for 2016-17, as the impact of lower oil prices recedes and higher prices for imported goods continues to filter through to the retail market.

Despite low nominal wage growth by historical standards, slower consumer price inflation has maintained wage growth in real terms. Ongoing spare capacity in the labour market is expected to minimise upward pressure on real wage growth in 2016-17. As labour demand improves and the unemployment rate falls, wage growth is expected to pick-up.

Budget Strategy and Outlook 2016-17

Population

Queensland’s population growth is forecast to average around 1 1⁄2% per annum over the forward estimates. Over the longer-term it is expected there will be some moderate recovery in population growth.

In large part due to the completion of major resource projects, which at their peak supported thousands of jobs, Queensland’s population growth slowed to just over 55,000 persons in the year to September quarter 2015. Queensland’s share of net overseas migration has fallen and net interstate migration, while picking up slightly in the last year, also remains subdued. These trends are, however, even more marked in Western Australia and the Northern Territory, which are more heavily dependent on the resources sector and have experienced a much sharper fall in population growth rates (see Chart 2.12).

Looking ahead, a factor that may impact population growth, as it did in the early 2000s, is the relative difference in house prices between Brisbane and Sydney and, to a lesser extent, Melbourne. While these differentials have widened recently, this is being offset by the soft Queensland labour market.

Slower long-term population growth, both nationally and for Queensland, will have an impact on the rate of economic growth. Importantly, a lower population growth rate will enable per capita living standards to be improved despite a lower headline rate of economic growth.

The Queensland Government is focussed on implementing policies to encourage population growth and promote Queensland as a great State to live and work.

Budget Strategy and Outlook 2016-17

Chart 2.12	Population growth, by region

Source: ABS 3101.0.

2.2.2	Risks to the economic outlook

A key risk for the international economic outlook is a greater than expected intensification of global deflationary trends. Despite accommodative monetary policy in most major economies, growth remains sluggish and has continued to disappoint on the downside.

There is also a risk that the anticipated recovery in the United States could stall. Annual economic growth has been slowing, and manufacturing orders have been falling, since mid-2015. There is uncertainty surrounding the path of official interest rates over the next two years, with the expected number of interest rate rises wound back from four to two since the initial increase in December 2015.

In China, there is a risk that the transition from investment-led to consumption-led growth may not proceed smoothly. A larger than expected slowdown in China’s economy would have a significant impact on its major trading partners, including Queensland.

If the renewed volatility in financial markets seen at the start of 2016 were to re-emerge, this could impair confidence and growth. Contributing to these risks is the increased political uncertainty across many parts of the world.

A vote in the United Kingdom (UK) to exit the European Union (scheduled for 23 June 2016) could add to economic uncertainty in the Euro area, given the deep trade and financial links between the Euro bloc and the UK.

Budget Strategy and Outlook 2016-17

Domestically, the pace and timing of a pick-up in non-resources business investment continues to be a key source of uncertainty for the outlook, as investment declines and the economy transitions into broader-based growth.

A further domestic risk to the outlook for the Queensland economy is a larger than anticipated moderation in dwelling investment growth. With dwelling approval numbers remaining elevated, particularly in inner Brisbane, their successful translation into construction activity will be a critical factor.

Finally, there is a risk the current drought, which has led to significant hardship in the State’s agricultural sector, could be protracted. While the Bureau of Meteorology has announced an end to the recent El Niño weather pattern, a continuation of below average rainfall across much of Queensland may prolong the recovery in the agriculture sector.

Budget Strategy and Outlook 2016-17

3	Fiscal strategy and outlook

Features

•	The Queensland economy has strengthened during the last 12 months, with growth estimated to rise by 3 1⁄2% in 2015-16. This growth is expected to increase to 4% in 2016-17. While the economy is transitioning, there are continuing growth and revenue challenges facing the Queensland and national economies and persistent volatility in global markets. Softer global growth prospects and weak commodity prices are weighing on royalty revenues and mining investment. In contrast, services exports such as tourism and education services, which are supported by a lower exchange rate, are performing strongly.

•	The 2016-17 Budget balances sustainable fiscal management with supporting the transition of the Queensland economy from the resource investment peak associated with building the State’s new liquefied natural gas (LNG) export industry towards a more diversified economy.

•	The 2016-17 Budget focuses on innovation, investment and infrastructure as the necessary elements of job creation and to advance the Queensland economy to a more diversified and robust base. In line with the Advance Queensland agenda, the Queensland Government has a key role to play in helping support and position the State’s businesses, industries and communities to respond to current and future challenges, as well as capitalising on opportunities. Innovative policies and approaches that drive productivity growth will help grow the State’s businesses, improve employment opportunities for current and future generations of Queenslanders and boost incomes.

•	Accordingly, the 2016-17 Budget includes initiatives to: foster innovation, encourage entrepreneurship and grow the State’s human capital; encourage investment in the efficient and sustainable delivery of productivity-enhancing infrastructure; develop innovative approaches to providing essential government services; optimise the use of our land and natural resources; and promote business investment and exports. As a result of the challenging revenue outlook and demonstrating the Government’s commitment to expenditure control, these new initiatives are partly funded through reprioritisations. The most significant of these new measures include a $405 million Advance Queensland package, a $100 million Regional Back to Work package and a $2 billion State Infrastructure Fund.

•	For rural and regional communities particularly affected by a transitioning economy, the Budget includes support such as the Rural Assistance Package, extensions to the Building our Regions Program and drought assistance measures.

•

In the 2015-16 Budget the Government embarked on a responsible path to reduce Queensland’s debt. The 2016-17 Budget provides for further debt reduction and, at the same time, targeted initiatives to boost productivity through infrastructure investment, including the $2 billion State Infrastructure Fund. This will support delivery of the transformational infrastructure that Queenslanders need today to prepare for the challenges of tomorrow. The fund will provide $300 million towards the Priority Economic Works and Productivity Program, $180 million towards the Significant Regional Infrastructure Projects Program, and $20 million

Budget Strategy and Outlook 2016-17

towards Maturing the Infrastructure Pipeline. The balance of $1.5 billion for the next phase of priority infrastructure needs, to be informed by independent advice from Building Queensland, including the Building Queensland infrastructure pipeline of priority projects.

•	Non-financial Public Sector capital expenditure totals $9.634 billion for 2016-17, which comprises $8.264 billion of purchases of non-financial assets (PNFA), and $1.370 billion of capital grants expenses. In addition to these, acquisitions of non-financial assets under finance leases of $1.032 billion brings the total capital program in 2016-17 to $10.666 billion.

•	The total Non-financial Public Sector capital program is $40.836 billion for the period 2016-17 to 2019-20. This comprises capital expenditure of $38.461 billion (which itself is comprised of $35.242 billion of PNFA and $3.220 billion of capital grants expenses) and acquisitions of non-financial assets under finance leases of $2.375 billion.

•	The Government is continuing to manage General Government Sector debt, while also optimising its investment in infrastructure, by leveraging the State’s balance sheet. General Government Sector debt is estimated to be $38.662 billion in 2019-20, which is $4.443 billion lower than the 2014-15 peak of $43.105 billion. Importantly, the debt to revenue ratio is declining significantly over the forward estimates to reach 68% in 2019-20 compared to 87% in 2014-15. General Government Sector debt in 2016-17 is expected to be $37.775 billion, a reduction of $10.441 billion compared with the 2014-15 Budget projection.

•	Interest on General Government Sector borrowings is an estimated $906 million less than projected at the time of the 2015-16 Mid Year Fiscal and Economic Review (MYFER) for the period 2015-16 to 2018-19, largely as a result of the Debt Action Plan and lower interest rates.

•	At MYFER, a General Government Sector net operating surplus of $1.175 billion was forecast for 2015-16. Around $1.1 billion in Natural Disaster Relief and Recovery Arrangements (NDRRA) funding has been deferred from 2015-16 to 2016-17 and 2017-18. This has occurred as a result of the Commonwealth Government’s 2016-17 Budget, which deferred Queensland’s NDRRA funding without prior consultation, contributing to a reduced forecast net operating surplus of $152 million in 2015-16.

•	The net operating surplus of $867 million for 2016-17 is forecast to be the largest surplus since 2006-07. Net operating surpluses are expected each year of the forward estimates, despite royalty revenue forecasts being revised down by $2.713 billion across the period 2015-16 to 2018-19 since the MYFER, and further downward revisions to State tax revenue of around $350 million (net of measures) over the same period.

•	Additional expense measures averaging $394 million per year are being provided over the period 2015-16 to 2018-19, including for support to the regions, biosecurity and Biofutures, community and disaster resilience, enhanced Advance Queensland measures and support for small business.

•	Operating expenses are forecast to grow at a sustainable rate, averaging 2.9% per annum over the four years to 2019-20. This is less than the forecast rate of revenue growth of 3.2% per annum over the same period.

Budget Strategy and Outlook 2016-17

•	The Government is building on its budget strategy from the 2015-16 Budget through the Debt Action Plan, retaining and delivering on the fiscal principles introduced in that budget. The strategy will be further strengthened through the introduction of an additional fiscal principle which ensures that growth in the public service, on average over the forward estimates, will be aligned with population growth.

3.1	Context

In its first Budget, the Palaszczuk Government delivered on a number of key policy positions taken to the January 2015 Election. The 2016-17 Budget builds on the 2015-16 Budget, progressing the Government’s election commitments and new, aligned policy measures to support future economic growth.

The Government continues to face significant weakness in royalties and key tax revenues and as a result has identified further responsible measures to refocus the balance sheet to lower debt, while enabling prudent infrastructure investment, such as committing $2 billion for the State Infrastructure Fund.

The Government’s actions, consistent with its undertakings at the time of the 2015 State election, will continue to manage General Government Sector debt and provide additional funds for infrastructure investment without requiring the sale of government-owned corporations, without increases in taxes on Queenslanders, without cuts to services, and without redundancies. Further detail on these measures is provided in Box 3.1.

The Review of State Finances, released concurrently with the 2015-16 Budget, confirmed the importance of delivering substantial net operating surpluses to ensure that the General Government Sector capital program can be funded primarily from recurrent revenues, rather than borrowings. The Review also confirmed the importance of managing General Government Sector debt through targeting an ongoing reduction in the ratio of debt to revenue.

In the 2015-16 Budget, following consideration of the Review of State Finances, the Government adopted five fiscal principles aimed at improving the sustainability of the State’s finances. The Government remains committed to these principles which are:

•	Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government Sector debt to revenue ratio.

•	Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing.

•	The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging.

•	Maintain competitive taxation by ensuring that General Government Sector own-source revenue remains at or below 8.5% of nominal gross state product, on average, across the forward estimates.

Budget Strategy and Outlook 2016-17

•	Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice.

In the 2016-17 Budget the Government is introducing an additional fiscal principle in relation to the management of growth in the public service. The new principle, which follows the delivery of key commitments to revitalise frontline services, is as follows:

•	Maintain a sustainable public sector by ensuring that overall growth in full-time equivalent employees, on average over the forward estimates, does not exceed population growth.

Further discussion of the fiscal principles, and the Government’s progress in meeting its targets, is provided in Sections 3.3 and 3.4. Further discussion of the size of the Queensland public sector is in Chapter 5.

The fiscal environment facing the State remains challenging. There has been a further softening of the outlook for the global economy, and in line with this, prospects for growth in industrial production in Queensland’s major export markets for energy and mineral products have plateaued in recent months particularly in the key coal export market of China. This has contributed to a decline in the outlook for coal prices. Weaker oil prices are also weighing on the State’s coal seam gas royalty revenues (as liquefied natural gas export prices are linked to oil prices).

Reflecting these factors, royalty revenue forecasts have been revised down by $2.713 billion since the 2015-16 MYFER.

Box 3.1	Debt Action Plan

The Queensland Government remains committed to taking action to reduce the level of General Government Sector debt and its associated interest expenses.

The following measures are being undertaken while retaining 100% State ownership of the government-owned corporations and fully funding superannuation entitlements.

The Government continues to explore opportunities to reduce General Government Sector debt.

Surplus repatriation from the defined benefit superannuation scheme

The State Actuary’s most recent valuation indicates that as at 30 June 2015 the defined benefit superannuation scheme is in a surplus position of over $10 billion on a funding basis (common actuarial practice focuses on the funding basis when determining the funding strategy for superannuation schemes).

In light of the strong financial position of the scheme, the Government will repatriate $4 billion from the previous over-contribution to the scheme by the Government.

Half of the funds repatriated will be used to fund additional priority infrastructure and the balance to reduce General Government Sector debt.

Budget Strategy and Outlook 2016-17

This measure is a continuation of the debt reduction strategy outlined in the 2015-16 Budget and is consistent with the Government’s continuing focus on balance sheet management.

The Government’s objectives in managing the defined benefit scheme are to minimise overfunding of the scheme and to manage the scheme based on the Australian Prudential and Regulatory Authority (APRA) funding standards that apply to corporate defined benefit superannuation schemes.

The State Actuary has advised that a repatriation of up to $5 billion could be undertaken while maintaining consistency with APRA funding standards for corporate defined benefit superannuation schemes.

The payment of defined benefit scheme entitlements remains guaranteed by legislation. There will be no change in entitlements for defined benefit scheme members. All defined benefit scheme member entitlements will continue to be paid as they fall due.

Although the defined benefit scheme was closed to new members in 2008, it will continue until the retirement of the last of the current members.

Queensland is still the only Australian jurisdiction to fully fund its defined benefit superannuation liabilities.

The surplus repatriation is consistent with Government’s ongoing commitment to the fiscal principle of targeting full funding of long-term liabilities, including superannuation, in accordance with actuarial advice.

Government-owned corporations and cash management arrangements

The cash balances of Government departments are aggregated daily in a set-off bank facility. Any surplus cash is invested until needed or used to reduce General Government Sector debt.

Currently, significant cash balances are maintained in State owned entities, at the same time that the Government has a net borrowing requirement.

In order to make more effective use of available resources, government-owned corporations will be required to make any surplus cash available to the General Government Sector through a modified set-off banking arrangement. Additionally, where Government makes payments to government-owned corporations, these will be paid in the future according to a detailed cash flow forecast rather than a periodic payment schedule.

These revised cash management arrangements will ensure that government-owned corporations are not financially or commercially disadvantaged, but allow any surplus cash to be made available to the General Government Sector and contribute to General Government Sector debt reduction.

This arrangement will be implemented in such a way that government-owned corporations will still be able to meet their required operational cash flows as they fall due and encourage a more disciplined and commercial focus.

The improved cash management arrangements are expected to contribute to General Government Sector debt reduction by an estimated $750 million by 2017-18.

Budget Strategy and Outlook 2016-17

Regearing

As announced in the 2015-16 MYFER, the Government is implementing the regearing strategy for a number of government-owned corporations. These measures contribute approximately $1 billion to debt reduction over the forward estimates. At the same time, the Government continuously assesses the capital structure and gearing levels of all government-owned corporations, making adjustments in accordance with forecast information.

3.2	Key fiscal aggregates

The key fiscal aggregates of the General Government Sector for the 2016-17 Budget are outlined in Table 3.1 and are discussed in detail in this chapter.

Table 3.1	General Government Sector – key fiscal aggregates[1]

	2014-15 Actual[2] $ million	2015-16 MYFER $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Revenue	49,765	51,354	49,976	53,449	55,349	55,097	56,674
Expenses	49,224	50,180	49,824	52,582	54,123	54,775	55,934
Net operating balance	542	1,175	152	867	1,225	321	741
PNFA[3]	4,779	5,325	4,173	5,452	6,590	5,840	5,983
Fiscal balance	(581)	(1,140)	(940)	(2,006)	(2,114)	(2,115)	(1,042)
Borrowing	43,105	37,973	35,698	37,775	38,000	38,365	38,662
Borrowing (NFPS)[4]	75,233	73,878	72,715	75,270	76,939	77,976	78,869

Notes:

1.	Numbers may not add due to rounding. Bracketed numbers represent negative amounts.
2.	Reflects published actuals.
3.	PNFA: Purchases of non-financial assets.
4.	NFPS: Non-financial Public Sector.

3.2.1	Net operating balance

Consistent with the Government’s fiscal principles, operating surpluses are projected in each year of the forward estimates, despite the continuing deterioration in key revenue lines, particularly royalties. This will ensure that the General Government Sector capital program is primarily funded from recurrent revenues, rather than borrowings.

As identified in Table 3.1, the anticipated 2015-16 operating surplus of $152 million compares with a forecast surplus of $1.175 billion expected in the 2015-16 MYFER. This $1.023 billion deterioration is largely the result of the Commonwealth Government’s decision to defer reimbursement for NDRRA expenses already incurred by the State.

Budget Strategy and Outlook 2016-17

While there is continuing weakness in revenue outlooks, the lower net operating surplus in 2015-16 relative to previous forecasts is primarily driven by timing in Commonwealth funding for disaster recovery expenditure. As shown in Chart 3.1, the operating surplus in 2016-17 is estimated to be the largest operating surplus since 2006-07 and surpluses are forecast across the remainder of the forward estimates.

Chart 3.1	Net operating balance

The estimated 2016-17 General Government Sector operating surplus of $867 million is weaker than the forecast surplus of $1.413 billion in the 2015-16 MYFER. This is primarily a result of reduced royalty revenues. Royalty revenue estimates have been revised down by $639 million in 2016-17 since MYFER, primarily because of substantially lower coal prices, and revisions to coal seam gas royalties.

Taxation revenue has been revised down by $154 million in 2016-17 relative to MYFER. This is primarily because of reductions in the rate of growth in payroll tax, offset, to some extent, by transfer duty. Goods and services tax (GST) revenue has been revised up by $390 million since MYFER, reflecting an increase in Queensland’s share of GST, as recommended by the Commonwealth Grants Commission (CGC).

Since the 2015-16 MYFER, additional expense measures of $497 million have been provided for 2016-17. These will improve service delivery and support economic transition and future employment in the regions, enhance Advance Queensland and continue with the Government’s commitment to restore frontline services in Health and Education. The 2016-17 Budget continues implementation of the Government response to the Not Now, Not Ever Report on domestic and

Budget Strategy and Outlook 2016-17

family violence and provides additional funding for legal services, including court and tribunal workloads.

Downward revisions to operating surpluses in 2017-18 and 2018-19 compared to the 2015-16 Budget primarily reflect substantial revisions to royalty revenue and to a lesser extent taxation and new policy measures. These are partly offset by reprioritisation measures, increases to GST revenue and changed timing for the receipt of Commonwealth funding in relation to disaster expenditure.

Table 3.2	General Government Sector – net operating balance forecasts

	2014-15 $ million	2015-16 $ million	2016-17 $ million	2017-18 $ million	2018-19 $ million	2019-20 $ million
2015-16 Budget	962	1,213	2,226	2,132	1,327	n.a.
2015-16 MYFER	542	1,175	1,413	1,640	1,145	n.a.
2016-17 Budget	542	152	867	1,225	321	741

Despite the deterioration in the operating position since the 2015-16 Budget and MYFER, Queensland’s operating position remains sound with operating surpluses expected each year of the forward estimates.

Budget Strategy and Outlook 2016-17

Table 3.3 provides a breakdown of the movements in the net operating balance since the 2015-16 MYFER.

Table 3.3	Reconciliation of net operating balance, 2015-16 MYFER to 2016-17 Budget[1]

	2015-16	2016-17	2017-18	2018-19
	$ million	$ million	$ million	$ million
2015-16 MYFER net operating balance	1,175	1,413	1,640	1,145
Taxation revisions[2]	(129)	(131)	(158)	(5)
Royalty revisions	(178)	(639)	(918)	(978)
GST revisions	54	390	177	163
Natural disaster revisions[3,4]
Change in revenue	(1,106)	501	396	—
Change in expenses	71	(3)	(64)	(8)

Net change	(1,035)	498	332	(8)
Measures[5]
Expense	(68)	(497)	(683)	(327)
Revenue	—	38	54	55

Net	(68)	(459)	(628)	(272)
Net flows from PNFC and PFC Sector entities[6]	35	(47)	171	92
Australian Government funding revisions[7]	76	(192)	203	141
Other parameter adjustments[8]	222	34	406	43
2016-17 Budget net operating balance	152	867	1,225	321

Notes:

1.	Numbers may not add due to rounding. Numbers indicate impact on the operating balance. A number in brackets indicates a negative impact on the operating balance.
2.	Represents parameter adjustments to taxation revenue.
3.	Represents movements in revenue and expense for natural disaster restoration. Largely represents revisions to expected reimbursements from the Australian Government. The reduction in revenue in 2015-16 is in part re-profiled to 2016-17 and 2017-18 and in part an absolute reduction in NDRRA revenue.
4.	This table shows changes in NDRRA revenues and expenses since the 2015-16 MYFER and differs from numbers in Table 3.4, which shows budgeted total NDRRA revenue and expenditure.
5.	Reflects the value of Government decisions since the 2015-16 MYFER. This number varies from the total figure in Budget Paper 4 – Budget Measures as it excludes some measures funded by the Australian Government.
6.	Represents revisions to dividends and tax equivalent payments from, and community service obligation and Transport Service Contracts payments to, Public Non-financial Corporations and Public Financial Corporations.
7.	Represents the net impact of funding provided by the Australian Government primarily for Specific Purpose Payments and National Partnership payments (mainly for transport infrastructure) and excluding funding for disaster recovery expenses.
8.	Refers to adjustments largely of a non-policy nature, primarily changes in interest paid on borrowings, depreciation, growth funding, swaps, deferrals and administered revenue.

Budget Strategy and Outlook 2016-17

3.2.2	Natural Disaster Relief and Recovery Arrangements

The timing of revenue and expenditure in relation to natural disasters continues to significantly impact Queensland’s near-term budget position. Table 3.4 outlines the impact of natural disaster arrangements on Queensland’s net operating balance.

Table 3.4	Impact of Natural Disaster Relief and Recovery Arrangements funding on the net operating balance[1]

	2015-16	2016-17	2017-18	2018-19	2019-20
	$ million	$ million	$ million	$ million	$ million
Published net operating balance	152	867	1,225	321	741
less Disaster revenue[2]	—	746	596	—	—
add Disaster expenses	425	279	96	8	—
Underlying net operating balance	577	400	725	329	741
Disaster related capital[2]	121	23	—	—	—

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers differ from those shown in Table 3.3, as Table 3.3 represents changes since the 2015-16 MYFER and Table 3.4 represents total budgeted revenue and expenditure.

A change to the expected timing of Australian Government reimbursements for previous disasters has deferred revenue from 2015-16 into 2016-17 and 2017-18. Revenue across 2016-17 and 2017-18 is now projected to be $501 million and $396 million higher respectively than forecast in MYFER. Commonwealth NDRRA payments reimburse the State for disaster recovery expenditure already incurred.

From 2018-19 onwards the impact of disasters and the timing of NDRRA reimbursements have a minimal impact on the expected net operating position.

3.2.3	Cash flows and balance sheet

General Government Sector

Cash surplus/(deficit)

The General Government Sector is expected to record a cash surplus in 2015-16 of $821 million, compared to a $655 million deficit forecast in the MYFER. The significant cash surplus, compared to the expected cash deficit primarily reflects slightly higher net operating receipts, re-profiled expenditure, and reduced cash requirements for investments in non-financial assets.

A cash deficit of $1.550 billion is expected for the General Government Sector in 2016-17 with cash deficits in each of the following years. Across the period 2016-17 to 2019-20, cash deficits equate to 28% of purchases of non-financial assets.

Budget Strategy and Outlook 2016-17

Capital purchases

The State’s 2016-17 Non-financial Public Sector capital expenditure totals $9.634 billion, which comprises $8.264 billion of purchases of non-financial assets (PNFA), and $1.370 billion of capital grants expenses. In addition to these, acquisitions of non-financial assets under finance leases are forecast to be $1.032 billion, bringing the total capital program in 2016-17 to $10.666 billion.

The leases predominantly relate to Public Private Partnerships which constitute a larger proportion of the State’s capital program in 2016-17 than in previous years. Budget Paper 3 – Capital Statement provides details of budgeted 2016-17 capital outlays by portfolio, including acquisitions of non-financial assets under finance leases.

Within the General Government Sector, PNFA in 2015-16 are estimated to be $4.173 billion. This is $1.152 billion less than forecast in the MYFER, largely due to a re-profiling of cash flows across a range of departments and also reclassifications of transport and health expenditure from capital to operating expenses. The reclassified expenditures, while reducing the reported capital program, will continue to be applied to the delivery of infrastructure outcomes.

General Government Sector PNFA of $5.452 billion are budgeted for 2016-17, $370 million less than the $5.822 billion forecast in the 2015-16 MYFER. This primarily relates to the deferral of Commonwealth-funded transport infrastructure, consistent with the 2016-17 Commonwealth Budget, and some reclassification of transport expenditure from capital to operating expenses.

Over the period 2016-17 to 2019-20, PNFA in the General Government Sector of $23.865 billion are planned. Capital grants expenses for the General Government Sector over the same period are expected to total $3.220 billion, bringing capital expenditure for that Sector to $27.085 billion. With acquisitions of non-financial assets under finance leases being $2.375 billion, the total General Government Sector capital program is forecast to be $29.460 billion over the four years to 2019-20. This compares to a total General Government sector capital program at the time of the 2015-16 Budget of $28.535 billion over the four years to 2018-19.

Borrowings

Gross General Government Sector borrowings (the stock of borrowings outstanding as stated in the Balance Sheet) of $35.698 billion at 30 June 2016 are $2.453 billion less than forecast in the 2015-16 Budget and $12.326 billion lower than the $48.023 billion forecast at the time of the 2014-15 Budget. The significant reduction since the 2014-15 Budget is primarily due to measures under the Debt Action Plan.

A net General Government Sector borrowing of $665 million is budgeted for 2016-17, as PNFA are somewhat greater than net cash flows from operating activities.

Net borrowing requirements are modest across the remainder of the forward estimates. This is largely a result of the repatriation of funds from the previous over-contribution to the Defined Benefit Superannuation scheme effectively funding increased capital investment and the reduction in revenue. The benefits of the enhanced Debt Action Plan are apparent particularly in terms of the debt to revenue ratio, as demonstrated in Table 3.5.

Budget Strategy and Outlook 2016-17

Table 3.5	General Government Sector gross borrowings as a proportion of revenue

	2015-16	2016-17	2017-18	2018-19	2019-20
	Est. Act.	Projection	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million
Gross borrowings	35,698	37,755	38,000	38,365	38,662
Revenue	49,976	53,449	55,349	55,097	56,674
Borrowings/revenue ratio	71%	71%	69%	70%	68%

Chart 3.2 compares the 2016-17 borrowing projections with those in the 2014-15 Budget and 2015-16 Budget. The chart demonstrates that General Government Sector borrowings are expected to be substantially lower in each year of the forward estimates compared to both prior Budgets, particularly the 2014-15 Budget. The chart also demonstrates that borrowings are expected to be $4.443 billion lower in 2019-20 than 2014-15.

Chart 3.2	General Government Sector borrowings

Table 3.6 identifies that General Government Sector borrowings are estimated to be lower than 2014-15 in each year of the forward estimates. In comparison, the 2014-15 Budget projected General Government Sector borrowings would increase each year reaching $48.421 billion in 2017-18.

Budget Strategy and Outlook 2016-17

Table 3.6	Revisions to General Government Sector borrowings[1]

	2014-15	2015-16	2016-17	2017-18	2018-19
	$ million	$ million	$ million	$ million	$ million
2014-15 Budget	48,141	48,023	48,216	48,421	n.a.
2015-16 Budget	43,268	38,151	38,818	39,532	40,724
2016-17 Budget	43,105	35,698	37,775	38,000	38,365
Change between 2014-15 Budget and 2016-17 Budget	(5,037)	(12,326)	(10,441)	(10,420)	n.a.

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Public Non-financial Corporations Sector

The Public Non-financial Corporations (PNFC) Sector is comprised of the State’s commercial entities, such as those that operate in the energy, transport and water industries. Further detail on the PNFC Sector is provided in Chapter 8.

The PNFC Sector is expecting net borrowings of $4.553 billion in 2015-16, an increase from the $3.703 billion 2015-16 MYFER estimate, largely reflecting changes to the timing of dividend payments. Gross borrowings in the PNFC Sector are estimated to be $37.018 billion at 30 June 2016, above the MYFER estimate of $35.905 billion.

Borrowings in this Sector are expected to increase to $40.208 billion in 2019-20, with the increase partly attributable to the Government’s decisions under the Debt Action Plan to increase the targeted gearing ratios of the energy network businesses and Gladstone Ports Corporation Limited, North Queensland Bulk Ports Limited and SunWater Limited, acknowledging that these government-owned corporations and their borrowings are self-sustaining and able to be managed commercially.

Purchases of non-financial assets in the PNFC Sector are forecast to be $2.812 billion in 2016-17 and $11.377 billion in the four years to 2019-20.

Non-financial Public Sector

The Non-financial Public (NFP) Sector is the combination of the General Government and PNFC Sectors, with transactions between these sectors being eliminated.

Gross borrowings of $72.715 billion are estimated at 30 June 2016 in the NFP Sector, $7.904 billion less than the 2014-15 Budget estimate primarily as a result of the improvement in General Government Sector debt. By 2017-18, borrowings are expected to reach $76.939 billion, $5.131 billion less than projected in the 2014-15 Budget as demonstrated in Chart 3.3.

Budget Strategy and Outlook 2016-17

Chart 3.3	Non-financial Public Sector gross borrowings

Table 3.7 identifies the revisions to NFP Sector borrowings since the 2014-15 Budget.

Table 3.7	Revisions to Non-financial Public Sector borrowings

	2014-15	2015-16	2016-17	2017-18	2018-19
	$ million	$ million	$ million	$ million	$ million
2014-15 Budget	79,956	80,619	81,234	82,070	n.a.
2015-16 Budget	75,535	74,113	75,714	77,119	78,802
2016-17 Budget	75,233	72,715	75,270	76,939	77,976
Change between 2014-15 Budget and 2016-17	(4,723)	(7,904)	(5,963)	(5,131)	n.a.

The NFP Sector debt to revenue ratio is estimated at 129% in 2015-16 (unchanged from MYFER). This ratio is forecast to decline to 124% in 2019-20 as shown in Chart 3.4.

Budget Strategy and Outlook 2016-17

Chart 3.4	Non-financial Public Sector debt to revenue ratio

Purchases of non-financial assets of $6.918 billion are estimated in the NFP Sector in 2015-16, $1.556 billion less than the 2015-16 MYFER estimate. This decrease is largely due to deferred capital expenditure particularly in the areas of transport and health and by government-owned corporations.

Over the period 2016-17 to 2019-20, PNFA in the NFP Sector of $35.242 billion are planned. Capital grants over the same period are expected to total $3.220 billion, bringing capital expenditure to $38.461 billion. Finance leases over this period are also expected to total $2.375 billion, bringing the total capital program to $40.836 billion.

Budget Strategy and Outlook 2016-17

3.3	Fiscal principles

In the lead-up to the January 2015 Election, the Government set out five fiscal principles for the responsible and measured management of the State’s finances. Following consideration of the Review of State Finances, prepared by Queensland Treasury, the Government refined the principles that relate to General Government Sector debt and the size of the net operating surplus. These refinements were intended to ensure the fiscal principles present a consistent strategy to underpin the development of the State Budget and financial decision-making. The fiscal principles provide the framework for the 2016-17 Budget.

Fiscal principles

Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio

The Government has consistently identified that its primary fiscal focus is on managing the debt of the General Government Sector, which must be serviced from General Government Sector revenues such as taxes (either state or federal), charges and royalties. In contrast, the debt of government-owned corporations is serviced from the operating cash flows of these businesses.

For the purposes of General Government Sector debt, a debt to revenue ratio is a key measure of the sustainability of a jurisdiction’s debt levels. It is important to seek reductions in the ratio to continue to improve the State’s fiscal sustainability.

Queensland’s debt to revenue ratio peaked at 91% in 2012-13. This ratio is expected to fall substantially in 2015-16, to 71%, as a result of the Debt Action Plan, and then fall gradually across the forward estimates as shown in Chart 3.5. Despite the deterioration in key revenue items, the improvement in the General Government Sector debt to revenue ratio delivered through the 2015-16 Budget has been maintained, and slightly improved in the 2016-17 Budget.

Budget Strategy and Outlook 2016-17

Chart 3.5	General Government Sector debt to revenue ratio

Principle 2 – Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing

Consistent with other states and territories, the Queensland Government considers that the net operating balance is the appropriate measure of the State’s annual operating position. Further, the Government recognises that the size of the operating surplus must be large enough that recurrent revenues, rather than borrowings, are the primary funding source for capital investment in the General Government Sector.

The most direct way of identifying the sources of funding of capital investment is in the General Government Sector Cash Flow Statement (refer to Table 9.7). This statement identifies that net cash inflows from operating activities equate to 65% of the funding required for the 2016-17 General Government Sector PNFA. Across the period 2016-17 to 2019-20, this proportion remains relatively constant as shown in Chart 3.6.

At the time of the 2015-16 Budget, net cash inflows from operating activities were expected to cover 83% of the funding required for the 2015-16 PNFA. In the 2015-16 MYFER this was revised down slightly to 82%. The 2015-16 estimated actual coverage is now expected to be 115%. This is primarily due to early receipt of cash related to dividends recognised as operating revenue in 2015-16, as well as reclassifications of capital expenditure to operating expenses or finance leases since the MYFER.

Budget Strategy and Outlook 2016-17

Purchases of non-financial assets funded from net operating cash flows averages 75% across the period 2015-16 to 2019-20.

Chart 3.6	General Government Sector net operating cash flow as a proportion of purchases of non-financial assets

Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging

General Government Sector purchases of non-financial assets peaked in 2009-10, reflecting a significant State infrastructure program bolstered by the Australian Government’s stimulus program in response to the Global Financial Crisis. Purchases of non-financial assets are expected to increase somewhat across the forward estimates, but not return to the extraordinarily high levels of 2009-10 to 2011-12.

While the value of the total capital program can fluctuate across individual years, due to the lumpy nature of large projects and the timing of Commonwealth-funded projects, the 2016-17 Budget provides for an increase in General Government Sector PNFA from $4.173 billion estimated in 2015-16 to an average of $6 billion across 2016-17 to 2019-20.

Budget Strategy and Outlook 2016-17

Principle 4 – Maintain competitive taxation by ensuring that General Government Sector own-source revenue remains at or below 8.5% of nominal gross state product, on average, across the forward estimates

Government has a clear role in providing an economic environment that supports business and jobs growth and does not place undue strain on households. In addition to measures of interstate tax competitiveness (as discussed in Chapter 4), there are a range of other own-source revenues, such as user charges and royalties, which are relevant for businesses and households.

General Government Sector own-source revenue is forecast to be 7.8% of nominal gross state product in 2016-17 and an average of 7.5% across the period 2016-17 to 2019-20.

Principle 5 – Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice

Consistent with the long-standing practice of successive governments, the Queensland Government is committed to ensuring that the State sets aside assets to meet long-term liabilities such as superannuation and WorkCover, in accordance with actuarial advice.

The State Actuary’s most recent valuation indicates that as at 30 June 2015 the defined benefit superannuation scheme is in a surplus position of over $10 billion on a funding basis. As set out in the enhanced Debt Action Plan (see Box 3.1), the Government will repatriate $4 billion from the over-contributions made by Government to the scheme to reduce General Government sector debt and fund additional priority infrastructure.

The repatriation is consistent with the Government’s objectives in managing the scheme to minimise overfunding and based on the APRA funding standards that apply to corporate defined benefit superannuation schemes. The State Actuary has advised that a repatriation of up to $5 billion could be undertaken while maintaining consistency with the APRA funding standards.

As at 30 June 2015, the most recently available assessment, the WorkCover scheme was also fully funded.

New Principle

Principle 6 – Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (FTE) employees, on average over the forward estimates, does not exceed population growth

The Government has a clear role in providing high quality and appropriate frontline services that keep pace with growth in the population while maintaining fiscally responsible and affordable levels of expenditure.

Accordingly, the Government has decided to adopt a new fiscal principle. The Government will work towards a sustainable public service by ensuring that growth in FTEs for in-scope agencies, on average over the forward estimates, does not exceed population growth. This will ensure a balance between delivery of high-quality services, and the discipline that underpins the Government’s commitment to fiscal sustainability.

Budget Strategy and Outlook 2016-17

In-scope agencies are the agencies and staff identified in Table 5.2. Population growth will be measured as the growth in estimated resident population.

Budget Strategy and Outlook 2016-17

3.4	Achievement of fiscal principles

Table 3.8 demonstrates that the 2016-17 Budget projections are consistent with achieving the Government’s fiscal principles. In addition, a new fiscal principle in relation to the size of the public service has been introduced.

Table 3.8	The fiscal principles of the Queensland Government

Principle	Indicator
	General Government debt to revenue ratio
		2015-16 MYFER %	2016-17 Budget %
Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio.	2015-16	74	71
	2016-17	72	71
	2017-18	72	69
	2018-19	74	70
	2019-20	n.a.	68

	General Government operating cash flows as a proportion of purchases of non-financial assets
		2015-16 MYFER %	2016-17 Budget %
Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing.	2015-16	82	115
	2016-17	83	65
	2017-18	85	69
	2018-19	80	62
	2019-20	n.a.	64

	General Government purchases of non-financial assets
		2015-16 MYFER ($ million)	2016-17 Budget ($ million)
The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging (measured as PNFA).	2015-16	5,325	4,173
	2016-17	5,822	5,452
	2017-18	5,935	6,590
	2018-19	5,188	5,840
	2019-20	n.a.	5,983

	General Government own-source revenue to GSP
	2016-17:		7.8%
Maintain competitive taxation - own-source revenue to remain at or below 8.5% as a proportion of nominal gross state product.	Average across the forward estimates:		7.5%

Budget Strategy and Outlook 2016-17

Principle	Indicator
Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice.

As at last actuarial review (as at June 2015), the scheme was fully funded. The State Actuary has advised that repatriation can be undertaken while maintaining consistency with APRA funding standards for corporate defined benefit schemes. The State Actuary undertakes a comprehensive review of the scheme at least every three years.

The WorkCover scheme was fully funded as at 30 June 2015.

Growth in FTEs
Maintain a sustainable public service by ensuring that overall growth in full-time equivalent employees, on average over the forward estimates, does not exceed population growth.	FTE growth Average across the forward estimates:	1 1⁄2%
	Population growth Average across the forward estimates:	1 1⁄2%

Budget Strategy and Outlook 2016-17

4	Revenue

Features

•	Total General Government Sector revenue is estimated to be $49.976 billion in 2015-16, $211 million (or 0.4%) higher than in 2014-15. Lower than budgeted revenue growth in the 2015-16 estimated actual is mainly due to a decrease in capital grants, largely relating to the Australian Government’s decision to defer Natural Disaster Relief and Recovery Arrangements (NDRRA) payments. Excluding NDRRA, revenue is expected to be 2.8% higher in 2015-16 than in 2014-15.

•	Total General Government Sector revenue in 2015-16 is estimated to be $1.210 billion (or 2.4%) lower than was estimated in the 2015-16 Budget. A major driver of this decrease has been payments for NDRRA that were expected in 2015-16 being delayed until 2016-17 and 2017-18 in the 2016-17 Commonwealth Budget, as well as lower royalty and taxation revenue.

•	The revenue outlook is challenging. Total revenue is expected to grow at an average annual growth rate of 3.2% over the four years to 2019-20 (revenue growth is also 3.2% when NDRRA payments are excluded). This is significantly less than the 7.1% average growth over the fifteen years to 2014-15.

•	Since the 2015-16 Mid Year Fiscal and Economic Review (MYFER), forecasts for royalty revenue have been downgraded by $2.713 billion over the four years to 2018-19. This mainly reflects reductions in the expectation for commodity prices, including the benchmark coking coal price being 12% lower over the period and the Brent oil price being 13% lower over the period. The reduction since the 2015-16 Budget is $3.059 billion over the four year period to 2018-19.

•	These royalty revisions follow significant reductions in previous budget updates. Since the 2014-15 Budget, price estimates for 2016-17 have fallen by 48% for hard coking coal and 52% for Brent oil. Royalty estimates for 2016-17 and 2017-18 in the 2016-17 Budget are less than half that expected in the 2014-15 Budget.

•	Total General Government Sector revenue is estimated to be $53.449 billion in 2016-17. The increase of $3.473 billion (or 6.9%) on 2015-16 estimated actual revenue is primarily driven by growth in payments from the Australian Government, associated with increased GST revenue and the delay in disaster recovery payments from 2015-16 to 2016-17 and 2017-18.

•	Queensland will retain its competitive tax status, with per capita state tax estimated at $2,697 in 2016-17, compared to an average of $3,464 for the other states and territories.

•	Queenslanders continue to benefit from the Government maintaining its commitment to not introduce new taxes, fees or charges. Scheduled annual indexation of certain fees and charges, as determined by the previous Government, will continue.

Budget Strategy and Outlook 2016-17

•	From 1 October 2016, a 3% transfer duty surcharge will be applied to foreign buyers of residential property in Queensland. This measure will have no direct impact on Queensland residents, and is designed to ensure that foreign purchasers of residential land, who benefit from Government services and infrastructure, make a contribution to their delivery.

•	As part of the Rural Assistance Package, $7 million has been provided over four years to extend the family farm transfer duty concession, ensuring intergenerational transfers of land do not incur a transfer duty liability in Queensland, bringing Queensland into line with other states.

•	Other measures, such as targeted additional Office of State Revenue compliance activity, will affect few Queenslanders and are necessary to maintain the integrity of tax collections and the efficient delivery of government services.

This chapter provides an overview of General Government Sector revenue for the 2015-16 estimated actual outcome, forecasts for the 2016-17 Budget year and projections for 2017-18 to 2019-20.

Table 4.1	General Government Sector revenue[1]

	2014-15 Actual $ million	2015-16 Budget $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Taxation revenue	12,575	12,926	12,660	13,150	13,794	14,622	15,460
Sales of goods and services	5,250	5,430	5,409	5,423	5,764	5,752	5,934
Interest income	2,470	2,372	2,427	2,296	2,302	2,243	2,105
Grants revenue
Current grants	21,172	21,895	22,234	24,286	25,068	25,315	25,982
Capital grants	2,422	2,660	1,462	2,830	3,078	1,520	1,212
Dividend and income tax equivalent income
Dividends	1,833	1,632	1,698	1,590	1,382	1,356	1,360
Income tax equivalent income	722	762	740	717	615	614	605
Other revenue
Royalties and land rents	2,223	2,444	2,173	2,111	2,289	2,600	2,928
Other	1,098	1,065	1,173	1,046	1,056	1,076	1,088
Total revenue	49,765	51,186	49,976	53,449	55,349	55,097	56,674

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2016-17

4.1	2015-16 estimated actual

General Government Sector revenue in 2015-16 is estimated to be $49.976 billion, which is $1.210 billion (or 2.4%) less than the 2015-16 Budget estimate.

Significant variations from the 2015-16 Budget estimates include:

•	A $1.199 billion (or 45.1%) decrease in capital grants from the Australian Government, largely due to payments for disaster recovery that were expected in 2015-16 being delayed until 2016-17 and 2017-18 in the 2016-17 Commonwealth Budget.

•	Lower royalty revenue ($271 million) as a result of lower than expected coal and oil prices.

•	A $266 million decrease in taxation, primarily associated with lower payroll tax receipts.

These decreases were partially offset by increased current grants from the Australian Government ($339 million), associated with GST and increased estimates of recurrent tied funding.

4.2	2016-17 revenue by category

General Government Sector revenue in 2016-17 is estimated to be $53.449 billion, $3.473 billion (or 6.9%) higher than the 2015-16 estimated actual revenue of $49.976 billion. This is largely due to growth of $3.385 billion in payments from the Australian Government, associated mainly with the delay in disaster recovery payments from 2015-16 and increased GST revenue.

After adjusting for natural disaster payments, the underlying growth in revenue is $2.727 billion (or 5.5%) in 2016-17, compared to $1.373 billion (or 2.8%) in 2015-16.

Major sources of General Government Sector revenue in 2016-17 are grants revenue (50.7% of revenue) and taxation revenue (24.6%). Chart 4.1 illustrates the composition of General Government Sector revenue.

Budget Strategy and Outlook 2016-17

Chart 4.1	Revenue by operating statement category, 2016-17[1,2]

Notes:

1.	Numbers may not add due to rounding.
2.	The major component of other revenue is royalties and land rents (3.9% of total revenue).

Chart 4.2 compares 2016-17 forecasts with 2015-16 estimated actuals. The main drivers of revenue growth in 2016-17 are disaster recovery funding and GST revenue from the Australian Government.

Budget Strategy and Outlook 2016-17

Chart 4.2	Revenue by operating statement category, 2015-16 and 2016-17[1]

Note:

1.	Grants revenue is largely made up of Australian Government funding.

4.3	Queensland’s revenue trends

Chart 4.3 examines the contribution of the key revenue sources of GST, taxation and royalties to revenue growth. In 2015-16 and 2016-17, the primary driver of the growth in revenues is GST revenue distributed to Queensland by the Australian Government, resulting from growth in both total GST revenue and in Queensland’s share of GST. From 2017-18, State taxes contribute a larger proportion of growth.

Total revenue growth, which is mainly driven by these three sources, is estimated to be 3.2% in the four years to 2019-20. This is far lower than the 7.1% average growth in total revenue in the fifteen years to 2014-15.

Budget Strategy and Outlook 2016-17

Chart 4.3	Contribution to growth of key revenues[1]

Note:

1.	Annual percentage point contribution to growth of the aggregate of three categories (GST, royalties and taxes). Total is the annual % growth in revenues of the aggregate of the three categories.

4.3.1	GST revenue

Queensland’s GST revenue grew by an average rate of 7.5% in the six years to 2007-08, primarily due to strong growth in national GST collections. Growth in GST was supported by strong growth in household consumption and dwelling investment activity, which were sustained by high levels of consumer confidence and partly funded by increases in household borrowings.

Queensland’s GST revenue is expected to grow by 9.0% in 2016-17 compared to the 2015-16 estimated actual. This is due to the Commonwealth Grants Commission (CGC) assessment that Queensland should receive a higher per capita share of the GST pool in 2016-17 than 2015-16, and growth in the overall GST pool. The CGC assessment reflects the relative weakness in Queensland’s revenue base and higher than average NDRRA expenses between 2012-13 and 2014-15, resulting in a higher relativity in 2016-17. Additionally, the Australian Government forecast total GST collections to increase by $3.210 billion (or 5.6%) in 2016-17 compared with the 2015-16 estimated actual.

The 2016-17 relativity reflects the application of the CGC’s assessment of each state’s revenue and expenditure circumstances from the period 2012-13 to 2014-15. Queensland’s single year relativity for 2013-14, which first affected the GST distribution in 2015-16, was historically high, reflecting short-term factors such as expenses relating to natural disaster events in 2011 and 2012, and strong mining revenue in Western Australia in 2013-14. Queensland’s single year

Budget Strategy and Outlook 2016-17

relativity for 2014-15 was lower than for 2013-14, reflecting changes in these short-term factors. As GST shares are based on a three year average of relativities applied with a two year lag, the 2013-14 result will continue to affect Queensland’s GST share up to and including 2017-18.

Over the period 2015-16 to 2018-19, the Australian Government’s forecasts of total GST collections were revised upwards by $1.070 billion since the 2015-16 Mid Year Economic and Fiscal Outlook (MYEFO).

Further discussion of Queensland’s share of GST is provided in Chapter 7.

4.3.2	Taxation

Annual growth in transfer duty averaged 22.6% over the seven years to 2007-08, driven by a range of factors including Queensland’s relative affordability of housing, high population growth and the impact of the burgeoning mining sector. This was a key contributor to total taxation average annual growth of 12.2% over this period.

Looking forward, the expected average annual transfer duty growth of 5.2% over the four years to 2019-20 is modest relative to that experienced between 2000-01 and 2007-08. While low interest rates are expected to support recovery in the property market, this is expected to occur at a gradual pace, particularly in the non-residential sector.

Although transfer duty is expected to decrease slightly in 2015-16, this reflects several extraordinary large business transactions occurring in 2014-15. Residential property transfers have been strong in 2015-16, with increases in both homebuyer and investor activity.

Since the Global Financial Crisis (GFC), payroll tax has overtaken transfer duty as the key contributor to Queensland’s tax revenue collections. In 2015-16, payroll tax is expected to be $3.753 billion while transfer duty will reach $3.060 billion.

Payroll tax has a relatively stable base and more direct relationship to the underlying economic conditions compared with the volatility associated with transfer duty.

Payroll tax is expected to grow by 5.1% on average in the four years to 2019-20.

4.3.3	Royalty revenue

Royalty revenue grew strongly between 2000-01 and 2007-08, with growth of around 50% in both 2004-05 and 2005-06. In contrast to the other key revenues, royalty revenues reached a peak in 2008-09, as coal contracts had been priced at record levels prior to the onset of the GFC (see Chart 4.4). Royalty revenue then fell significantly in 2009-10, as a result of falling coal contract prices, and has not returned to the levels of 2008-09.

Since the 2014-15 Budget, significant downwards revisions have been made to royalties across the period 2014-15 to 2017-18, mainly due to lower commodity prices. This is discussed further in Box 4.1.

Budget Strategy and Outlook 2016-17

Royalty revenue is estimated to be $271 million lower in 2015-16 than was estimated in the 2015-16 Budget. This is the result of both lower than expected coal export volumes and weaker than anticipated coal and oil prices, partially offset by a lower exchange rate.

After falling by 2.6% in 2015-16, royalties are expected to decline by 3.2% in 2016-17. The lower royalty revenue in 2016-17 is due to royalty revenue in 2015-16 being supported by compliance reassessments. Excluding compliance reassessments, royalties are expected to grow by around 10% in 2016-17, reflecting increased export volumes and a modest recovery in prices for some commodities.

Although a gradual recovery in coal prices is expected from 2017, coking coal prices are forecast to be significantly lower across the forward estimates than they were in the 2015-16 Budget (see Chart 4.4 below). Since the 2015-16 Budget, estimated coking coal contract prices have deteriorated by 16% in 2015-16 and 23% in 2016-17.

Across the forward estimates, a modest recovery in commodity prices, combined with growth in export volumes (especially from LNG) is expected to see royalty revenue improve, though royalties will still be far below the level anticipated at the time of the 2014-15 and 2015-16 Budgets.

Chart 4.4	Coking coal price

Sources: Consensus Economics and Queensland Treasury.

Increases in the exchange rate since MYFER have had a small negative impact on royalties in 2015-16 and 2016-17, with the exchange rate assumed to remain flat across the forward estimates.

Budget Strategy and Outlook 2016-17

There is a high degree of uncertainty associated with estimates of commodity prices and the A$-US$ exchange rate, both of which have significant impacts on royalty revenue. Since MYFER, coal price forecasts have declined significantly across all years of the forward estimates. As supply and demand conditions rebalance, hard coking coal prices are expected to move above US$100/tonne by early 2019.

As shown in Chart 4.5, coal price forecasts have been downgraded since the 2015-16 MYFER.

Chart 4.5	Coking coal price forecasts, by iteration[1]

Note:

1.	The Consensus Economics estimates represent the releases closest to the published Budgets and MYFER respectively.

Sources: Queensland State Budget 2014-15 to 2016-17; 2015-16 MYFER and Consensus Economics Energy and Metals May 2016 and October 2015.

Oil prices are related to LNG prices and therefore factor strongly into royalty forecasts. Since the 2015-16 Budget, estimates of oil prices across the forward estimates have fallen significantly. Compared to the 2015-16 Budget, oil prices have been revised down by 35% in 2015-16 and 32% in 2016-17. While the price is expected to recover over the forward estimates period as the supply of oil starts to rebalance with demand, the recovery is expected to occur over a longer period than anticipated in the 2015-16 Budget (see Chart 4.6).

Budget Strategy and Outlook 2016-17

The assumptions for the oil price in the short-run are similar to Consensus Economics forecasts in 2016-17, with some recognition of recent strength in oil futures prices. From 2017-18, oil price assumptions are below Consensus Economics forecasts, consistent with a conservative approach.

Chart 4.6	Brent Oil price forecasts, by iteration[1]

Note:

1.	The Consensus Economics estimates represent the releases closest to the published Budgets and MYFER respectively.

Sources: Queensland State Budgets 2014-15 to 2016-17 and 2015-16 MYFER and Consensus Economics Energy and Metals May 2016 and October 2015.

Further details of the assumptions underlying the royalty estimates, and the impact of changes in the assumptions are contained in Appendix C.

Budget Strategy and Outlook 2016-17

Box 4.1	Royalty revenue revisions

Over the last few years, significant reductions in expectations for commodity prices have resulted in large downgrades to Queensland’s royalty revenues. Since the 2014-15 Budget, changes to global conditions have meant that royalty revenue has been revised down in each subsequent budget update, leaving revenues at a much lower level than had more favourable conditions persisted.

In the 2015-16 Budget, royalties were downgraded by over $4.5 billion from 2014-15 to 2017-18, reflecting reductions in the expectations for commodity prices, particularly the coking coal price.

Coal prices were again revised down in the 2015-16 MYFER due to downgrades to forecasts of industrial production growth of major importers and a reduction in thermal coal usage. Since MYFER, further downgrades have been made to estimates of coal prices, with ongoing weakness in China’s pig iron production expected to deter price improvement in the short-term. In total since the 2014-15 Budget, coal prices have been revised down by 45% in 2015-16 and 48% in 2016-17.

Chart 4.7	Coal royalty revenue estimates since the 2014-15 Budget

Sources: Queensland State Budgets 2014-15 to 2016-17.

Over the period 2014-15 to 2017-18, royalty revenue has been revised down by a total of $6.7 billion since the 2014-15 Budget. Over the same period, significant revisions have been made to coking coal prices.

Budget Strategy and Outlook 2016-17

The volatility of mineral prices and their impact on royalty revenues is a challenge. Royalty revisions arising from the falling commodity prices have had a sharp impact on Queensland’s position, with estimates for 2016-17 and 2017-18 royalties in this Budget being less than half that expected in the 2014-15 Budget.

Estimates of LNG export prices, which are linked to oil prices, have also been revised down significantly over the last two budgets. Since the 2014-15 Budget, the estimated average oil price has declined by 59% in 2015-16 and 52% in 2016-17. While CSG volumes are still anticipated to grow across the forward estimates, reductions in estimated prices have resulted in downwards revisions in CSG royalties since the 2015-16 Budget. CSG royalties are included in petroleum royalties.

Chart 4.8	Petroleum royalty revenue estimates since the 2014-15 Budget

Sources: Queensland State Budgets 2014-15 to 2016-17.

While the anticipated A$-US$ exchange rate has also decreased significantly since the 2014-15 Budget, this has only partially cushioned royalty forecasts from decreases in other parameters, particularly prices.

Budget Strategy and Outlook 2016-17

4.4	2016-17 Budget Initiatives

4.4.1	Transfer duty surcharge for foreign purchasers of residential property

From 1 October 2016, a 3% transfer duty surcharge will be applied to foreign buyers of residential property in Queensland.

The Government affirms its commitment to Queenslanders to no new taxes, fees or charges. This measure will have no direct impact on Queensland residents, and is designed to ensure that foreign purchasers of residential land, who benefit from Government services and infrastructure, make a contribution to their delivery.

4.4.2	Rural Assistance Package – transfer duty concession

The Rural Assistance Package is to be delivered across several departments and is designed to assist rural producers across the State affected by debt and drought.

As part of the Package, the Government is extending the family farm transfer duty concession for the familial transfer of farm businesses, at an estimated cost of $7 million over the four years to 2019-20.

The existing concession applies to transfers (and indirect acquisitions through family partnerships, family trusts and family unit trusts) of land primarily used to carry on a business of primary production, including adjacent residential land as well as personal property used to conduct the business on the land, to the extent the transfer is by way of gift. The concession will be extended by removing the requirement that the transfer be by way of gift.

4.4.3	Additional compliance activity – Office of State Revenue

The Office of State Revenue will undertake targeted additional compliance activity, estimated to raise an additional $9.8 million over three years. This will focus on compliance relating to certain key taxes.

4.5	Taxation revenue

Total revenue from taxation is expected to grow by 3.9% in 2016-17, following estimated growth of 0.7% in 2015-16. The main components of taxation revenue are shown in Table 4.2.

Budget Strategy and Outlook 2016-17

Table 4.2	State taxation revenue[1]

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Payroll tax	3,782	3,753	3,826	4,040	4,306	4,583
Duties
Transfer	3,082	3,060	3,231	3,326	3,531	3,750
Vehicle registration	483	503	518	539	565	594
Insurance[2]	822	820	868	908	952	999
Other duties[3]	60	21	56	57	60	62
Total duties	4,448	4,404	4,672	4,829	5,109	5,405
Gambling taxes and levies
Gaming machine tax	647	680	711	743	776	811
Health Services Levy	60	68	75	82	91	100
Lotteries taxes	241	265	273	281	290	298
Wagering taxes	14	11	11	11	11	12
Casino taxes and levies	94	101	104	107	110	114
Keno tax	21	21	22	23	23	24
Total gambling taxes and levies	1,077	1,146	1,195	1,247	1,301	1,358
Other taxes
Land tax	977	1,010	1,083	1,161	1,231	1,300
Motor vehicle registration	1,571	1,632	1,677	1,742	1,810	1,892
Emergency Management Levy[4]	435	460	486	514	541	570
Guarantee fees[5]	232	202	156	206	268	294
Other taxes[6]	52	53	54	55	56	57
Total taxation revenue	12,575	12,660	13,150	13,794	14,622	15,460

Notes:

1.	Numbers may not add due to rounding.
2.	Includes duty on accident insurance premiums.
3.	Includes duty on life insurance premiums.
4.	Prior to 1 January 2014 this was the Fire Levy.
5.	Includes competitive neutrality fees charged to government–owned corporations.
6.	Includes the Statutory Insurance Scheme Levy and Nominal Defendant Levy.

Budget Strategy and Outlook 2016-17

Chart 4.9 indicates the composition of estimated State taxation revenue for 2016-17.

Chart 4.9	State taxation by tax category, 2016-17[1]

Note:

1.	Percentage may not add to 100% due to rounding. “Other duties” includes vehicle registration duty, insurance duty and other minor duties. “Other taxes” includes the Emergency Management Levy, guarantee fees and other minor taxes.

The largest sources of state taxation revenue are payroll tax and transfer duty, which together represent around 54% of the State’s total taxation revenue in 2016-17.

Payroll tax (29.1% of total tax revenue in 2016-17) has a relatively stable base with growth usually driven by the underlying strength of the State economy. At present, payroll tax is affected by changes in the composition of the payroll tax base, with reductions in collections from the mining and construction industries only partially offset by growth in other industries, such as retail trade.

In contrast, revenue growth from transfer duty (representing 24.6% of tax revenue) can vary significantly from year to year due to the volatility of both the residential and non-residential segments of the property market.

Land tax represents 8.2% of total tax revenue in 2016-17. While also subject to the volatility of price movements in the property market, this impact is moderated by a relatively stable base and the effect of three year averaging of land values for assessments.

Gambling taxes and levies represent 9.1% of tax revenues in 2016-17. Motor vehicle registration represents 12.8% of total tax revenue.

Budget Strategy and Outlook 2016-17

Other duties, including registration duty and insurance duty represent 11.0% of total tax revenue.

4.5.1	Payroll tax

Payroll tax is chargeable at a rate of 4.75% when the total yearly Australian taxable wages of an employer, or those of a group of related employers, exceed the exemption threshold of $1.1 million.

The overall payroll tax rate of 4.75% is the lowest in Australia and the exemption threshold of $1.1 million is the highest threshold of any mainland state. Queensland employers with total yearly Australian taxable wages between $1.1 million and $5.5 million also obtain a partial deduction, with the deduction withdrawn at a rate of $1 in every $4 of taxable wages. From 1 July 2015, in addition to their wages already being exempt from payroll tax, a 25% payroll tax rebate applied to the wages of eligible apprentices and trainees.

Payroll tax collections are estimated to be $3.826 billion in 2016-17, representing growth of 2.0% on the 2015-16 estimated actual. The decline in mining investment has seen a reduction in payroll tax receipts in 2015-16 and this is expected to continue to weigh on growth in 2016-17.

Payroll tax is now forecast to be $1.437 billion lower over the period 2015-16 to 2018-19 than was estimated in the 2015-16 Budget.

Payroll tax collections have declined from the mining and construction industries, which have a higher concentration of larger organisations. In an environment of low commodity prices, mining operators have reduced their workforce and continue to target efficiency gains to maintain profitability. This is also having an impact on employment in industries servicing the resources sector, such as professional services and equipment hiring.

Modest growth in other industries, such as retail trade, has partially offset the decline in payroll tax collections from mining and construction. The average annual payroll tax growth is forecast to be 5.1% over the four years to 2019-20, well below the average of 8.5% from the fifteen years to 2014-15.

4.5.2	Duties

Duties are levied on a range of financial and property transactions. The major duties include transfer, vehicle registration and insurance duties.

Transfer duty

Transfer duty is charged at various rates on the transfer of real and business property. The Queensland Government offers extensive concessions for the transfer of land where the property is purchased as a home. For example, eligible home buyers pay a 1% concessional rate on dutiable values up to $350,000, rather than the normal schedule of rates between 1.5% and 3.5% for those values. If a first home buyer purchases a property up to $500,000 they will pay no duty, with reduced rates available up to $550,000.

Budget Strategy and Outlook 2016-17

Revenue from transfer duty is expected to be 5.6% higher in 2016-17 than in 2015-16, following a decrease of 0.7% in 2015-16. The 2015-16 decrease was mainly a result of strong transfer duty revenue in 2014-15, which was supported by a number of large commercial transactions. Underlying growth is estimated to be 12.3% in 2015-16 once the impact of these large transactions is removed. In 2016-17, underlying growth is expected to be 5.8%, similar to the growth in total revenue from transfer duty.

Over the four years to 2019-20, transfer duty is estimated to grow by 5.2% on average per annum. This rate of growth is based on an expectation of moderate growth in residential and non-residential transfer duty, supported by a pipeline of construction works.

Vehicle registration duty

Vehicle registration duty is charged at rates of between 2% and 4% of the dutiable value of a motor vehicle on the transfer or initial registration of the motor vehicle, with the rate generally depending on the number of cylinders or rotors of the vehicle.

Revenue from vehicle registration duty is expected to grow by 3.0% in 2016-17, following growth of 4.0% in 2015-16.

Insurance duty

Insurance duty is charged on contracts of general insurance (for example, insurance for house and contents, vehicle, professional indemnity), life insurance, compulsory third party insurance and accident insurance. Revenue from insurance duty is expected to grow by 5.8% in 2016-17.

From 1 July 2016, the life and total and permanent disability insurance and income protection insurance previously managed by QSuper will be met by QInsure, which will operate as a separate company within the QSuper group. QSuper insurance was previously provided on a self-insurance basis and was therefore not subject to duty. Duty on insurance provided by QInsure has resulted in modest increases to estimates of insurance duty and other duties in 2016-17.

4.5.3	Gambling taxes and levies

A range of gambling activities are subject to State taxes and levies. Total gambling tax and levy collections are estimated to grow by 4.3% in 2016-17, and 4.3% on average over the four years to 2019-20.

The Government has been undertaking targeted consultation on planned changes to electronic gaming machine tax arrangements for community-based clubs that would mean revenue is recognised on a per-premises rather than a per-licence basis. The proposal is expected to make it easier for clubs to establish new venues and revitalise existing ones, thereby generating jobs and economic opportunities for their local communities. There will be no increase in the number of gaming machines in Queensland as a result of the change.

Budget Strategy and Outlook 2016-17

4.5.4	Land tax

Land tax is levied on the taxable value of the landowner’s aggregated holdings of freehold land owned in Queensland as at midnight on 30 June each year. The principal place of residence is deducted from this value.

Resident individuals are generally liable for land tax if the total taxable value of the freehold land owned by that person as at 30 June is equal to or greater than $600,000. Companies, trustees and absentees are liable for land tax if the total taxable value of the freehold land owned as at 30 June is equal to or greater than $350,000.

Land tax is estimated to grow by 7.3% to $1.083 billion in 2016-17, reflecting growth in land values in recent years. Some moderation in property value growth is expected in the next few years, which is reflected by the annual growth of 6.5% over the four years to 2019-20.

4.5.5	Motor vehicle registration

Motor vehicle registration fees are expected to grow by 2.7% in 2016-17 and 3.8% on an annual average basis across the four years to 2019-20, reflecting an increase in the number of motor vehicles as well as the annual indexation of fees.

Growth in motor vehicle registration fees are somewhat lower in 2016-17 than the four year average, primarily due to heavy vehicle fee revenue remaining at 2015-16 levels in 2016-17. This reflects the implementation pathway to new heavy vehicle charges agreed by the Transport and Infrastructure Council in November 2015. Heavy vehicle charges aim to recover costs relating to the impact of operating heavy vehicles on roads.

4.5.6	Emergency Management Levy

The Emergency Management Levy revenue, which is used to partly offset the costs of emergency management in Queensland, is expected to grow by 5.7% in 2016-17.

4.5.7	Guarantee fees

Guarantee fees are revenues collected by Queensland Treasury Corporation (QTC) on behalf of the State and comprise competitive neutrality fees and credit margin fees. These fees promote competitive neutrality between public sector agencies and those in the private sector, and ensure that the benefits accruing from the financial backing of the State (through QTC) are shared between the borrower and the State.

4.5.8	Other taxes

Other taxes represent revenue from taxes such as the Statutory Insurance Scheme levy and the Nominal Defendant levy.

Budget Strategy and Outlook 2016-17

4.5.9	Tax expenditures

Tax expenditures are reductions in tax revenue that result from the use of the tax system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of concessions, including tax exemptions, reduced tax rates, tax rebates, tax deductions and provisions which defer payment of a tax liability to a future period. Appendix B provides details of tax expenditure arrangements currently provided by the Government.

4.6	Queensland’s competitive tax status

Taxation can impact on business decisions regarding investment and employment, and also household investment and home ownership. Maintaining the competitiveness of Queensland’s tax system provides a competitive advantage to business and moderates the tax burden for its citizens, and is therefore fundamental to the Government’s commitment to job creation and sustainable development.

One of the Government’s Fiscal Principles is to maintain competitive taxation by ensuring that General Government Sector own-source revenue remains at or below 8.5% of nominal gross state product (GSP), on average, across the forward estimates. Own-source revenue is derived from total State revenue less any grants received from external sources, mainly the Australian Government.

Budget Strategy and Outlook 2016-17

As Chart 4.10 shows, this principle is expected to be met over the forward estimates period, with revenue falling as a percentage of GSP.

Chart 4.10	Own-source revenue[1] as a proportion of nominal GSP

Note:

1.	Own-source revenue derived from total revenue less grants revenue.

Source: Queensland Treasury.

Budget Strategy and Outlook 2016-17

As Chart 4.11 shows, taxation per capita in Queensland is significantly lower than the average taxation per capita in the other states and territories. In 2016-17, it is estimated that Queensland’s taxation per capita of $2,697 will be $767 per capita less than the average of other jurisdictions.

Chart 4.11	Taxation per capita, 2016-17

Sources: 2016-17 Budgets for all jurisdictions except NSW and SA, where 2015-16 mid-year updates are used. Population data from 2016-17 Commonwealth Budget.

Budget Strategy and Outlook 2016-17

Table 4.3 demonstrates using various measures of tax competitiveness that the Queensland tax system remains amongst the most competitive in Australia.

Queensland’s tax effort, as measured by the Commonwealth Grants Commission, was 11% below the national average in 2014-15. A third measure of competitiveness, taxation as a share of GSP, also confirms that Queensland’s taxes are competitive with other states.

Table 4.3	Queensland’s tax competitiveness

	NSW	Vic.	Qld	WA	SA	Tas.[4]	ACT[5]	NT4	Avg[6]
Taxation per capita[1]($)	3,708	3,542	2,697	3,357	2,684	2,036	4,098	2,381	3,464
Taxation effort[2] (%)	104	103	89	99	105	91	100	104	100
Taxation % of GSP[3] (%)	5.1	5.1	4.1	3.6	4.4	3.9	4.0	3.1	4.7

Notes:

1.	2016-17 data. Sources: 2016-17 Budget for all jurisdictions except NSW and SA, where 2015-16 mid-year updates are used. Population data from Commonwealth 2016-17 Budget.
2.	2014-15 data. Source: Commonwealth Grants Commission 2016 Update – total tax revenue effort for assessed taxes (payroll, transfer duty, land tax, insurance duty and motor vehicle taxes). Revenue raising effort ratios, assessed by the Commonwealth Grants Commission, isolate policy impacts from revenue capacity impacts and are an indicator of the extent to which governments burden their revenue bases. Queensland’s tax revenue raising effort is well below the Australian policy standard (equal to 100%).
3.	2014-15 data. Sources: 2014-15 financial reports for all jurisdictions and ABS 5220.0.
4.	Low taxation per capita primarily reflects the lower revenue raising capacity of those jurisdictions.
5.	Figures include municipal rates.
6.	Weighted average of states and territories, excluding Queensland.

Budget Strategy and Outlook 2016-17

4.7	Grants revenue

Grants revenue is comprised of Australian Government grants, grants from the community and industry, and other miscellaneous grants. The growth of $3.420 billion (or 14.4%) in 2016-17 largely reflects the shifting of NDRRA funding from 2015-16 to 2016-17 and 2017-18 and the $1.175 billion increase in GST revenue in 2016-17.

Table 4.4	Grants revenue[1]

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Current grants
Australian Government grants	20,767	21,950	23,977	24,796	25,066	25,737
Other grants and contributions	405	284	309	272	249	246
Total current grants	21,172	22,234	24,286	25,068	25,315	25,982
Capital grants
Australian Government grants	2,408	1,401	2,759	3,023	1,472	1,165
Other grants and contributions	14	60	71	56	47	47
Total capital grants	2,422	1,462	2,830	3,078	1,520	1,212
Total grants revenue	23,594	23,696	27,116	28,147	26,834	27,194

Note:

1.	Numbers may not add due to rounding.

4.7.1	Australian Government payments

Australian Government payments to Queensland comprise:

•	general purpose payments, consisting of GST revenue grants and associated payments, which are ‘untied’ and are used for both recurrent and capital purposes; and

•	payments for specific purposes, including grants for health, schools, skills and workforce development, disabilities and housing, which are used to meet Australian Government and shared policy objectives.

Australian Government payments to Queensland in 2016-17 are expected to total $26.736 billion, representing growth of $3.385 billion (or 14.5%) compared to payments in 2015-16. This significant increase is due to growth of $1.175 billion in GST revenue and $1.358 billion in capital grants, mainly related to NDRRA and roads payments from the Australian Government. NDRRA payments previously expected in 2015-16 are now expected to be provided over 2016-17 and 2017-18. This has also contributed to total estimated payments for specific purposes being lower in 2015-16 than in 2014-15.

Budget Strategy and Outlook 2016-17

Table 4.5	Australian Government payments[1]

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
GST revenue grants[2]	11,816	13,122	14,297	14,927	14,825	15,189
Total payments for specific purposes[3]	11,359	10,229	12,439	12,892	11,713	11,712
Total Australian Government payments	23,175	23,351	26,736	27,819	26,538	26,901

Notes:

1.	Numbers may not add due to rounding.
2.	Queensland Treasury estimates.
3.	Differs from Chapter 7 due to the inclusion of direct Australian Government payments to Queensland agencies and Local Government for Commonwealth own purpose expenditure.

Chapter 7 provides detailed background on federal-state financial arrangements, including an analysis of Queensland’s share of GST revenue and details of Australian Government payments to Queensland.

GST revenue grants and associated payments

GST revenue grants and associated payments to Queensland in 2016-17 are expected to be $14.297 billion, which represents growth of $1.175 billion on the 2015-16 estimated actual.

GST revenue projections are based on expected growth in economic parameters, such as household consumption and dwelling investment, which have a strong link to the GST base. In the 2016-17 Budget, the Australian Government has increased their estimate for the GST pool by $1.070 billion over the period 2015-16 to 2018-19 since the 2015-16 MYEFO.

The distribution of GST revenues is based on the recommendations of the Commonwealth Grants Commission in accordance with the application of horizontal fiscal equalisation principles.

Queensland’s share of GST funding (relativity) increased in the 2016 Update from the Commonwealth Grants Commission. Chapter 7 provides further detail on Queensland’s expected GST revenue.

Payments for specific purposes

Australian Government payments for specific purposes to Queensland in 2016-17 are estimated at $12.439 billion. Chapter 7 provides further detail on Australian Government payments for specific purposes.

4.7.2	Other grants and contributions

Other grants and contributions are funds received from other state and local government agencies, other bodies and individuals. Contributions exclude Australian Government grants and user charges. The main sources of contributions are:

Budget Strategy and Outlook 2016-17

•	those received from private enterprise and community groups to fund research projects and community services, including the contributions of parents and citizens associations to state schools; and

•	contributed assets and goods and services received for a nominal amount.

Table 4.6	Other grants and contributions

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Other grants and contributions	420	345	380	328	296	293

Revenues from other grants and contributions will vary from year-to-year based on the number and size of research projects, assets transferred between the Government and the private sector, and contributed assets and services.

4.8	Sales of goods and services

Sales of goods and services revenue comprises cost recoveries from providing goods or services. Table 4.7 shows a breakdown of the sales of goods and services category.

The Government provides concessions in the form of discounts, rebates and subsidies to improve access to and the affordability of a range of services for individuals or families, based on eligibility criteria relating to factors such as age, income and special needs or disadvantage. Appendix A provides details of the concession arrangements provided by the Queensland Government.

Table 4.7	Sales of goods and services[1]

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Fee for service activities	2,140	2,164	2,137	2,372	2,190	2,278
Public Transport: South East Queensland	379	391	352	341	351	360
Rent revenue	513	564	594	628	661	696
Sale of land inventory	139	103	74	61	101	82
Hospital fees	767	798	845	861	877	893
Transport and traffic fees	374	381	398	415	433	451
Other sales of goods and services	939	1,007	1,023	1,086	1,139	1,173
Total sales of goods and services	5,250	5,409	5,423	5,764	5,752	5,934

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2016-17

4.8.1	Fee for service activities

Major items of fee for service activities across the General Government Sector include:

•	recoverable works carried out by the Department of Transport and Main Roads and the commercialised arm of the department;

•	fees charged by Technical and Further Education (TAFE) colleges; and

•	fees charged by CITEC to commercial clients for information brokerage services.

4.8.2	Other sales of goods and services

As shown in Table 4.7, there are a variety of other types of sales of goods and services and these are discussed in more detail below:

•	Revenues arising from the arrangements associated with South East Queensland integrated ticketing and public transport arrangements, which commenced in July 2004. The Department of Transport and Main Roads collects revenues from the operation of public transport services in South East Queensland to assist in funding public transport services in the region. These revenues are estimated at $352 million in 2016-17. A new fare structure will commence in January 2017 (including extending the existing fare freeze by a further six months), with the CPI applied annually from January 2018.

•	Rent revenue is earned on the rent or lease of Government buildings, housing, plant and equipment and car parks. Major items under this category include public housing rentals and rents charged for Government buildings.

•	Sale of land inventory includes property transactions where it is a core business of the agency, such as Economic Development Queensland’s role to facilitate land to unlock economic growth opportunities.

•	Hospital fees are collected by public hospitals for a range of hospital services. Fees include those received from private patients and other third party payers, as well as payments received from the Australian Government Department of Veterans’ Affairs for the treatment of veterans.

•	Transport and traffic fees comprise state transport fees, the Traffic Improvement Fee, drivers’ licence fees and various marine licence and registration fees.

•	Other sales of goods and services include items such as Title Registration Fees, recreational ship registrations and other licences and permits.

The Queensland Civil and Administrative Tribunal fee structure will be changed in 2016-17 to provide a disincentive for unmeritorious appeals.

Further information on fee changes is in Budget Paper No. 4 – Budget Measures.

Budget Strategy and Outlook 2016-17

4.9	Interest income

Interest income accounts for 4.3% of total General Government Sector revenue in 2016-17. Interest income is expected to decline, reflecting a reduction in the portfolio of financial assets held for defined benefit superannuation as a result of the implementation of the Debt Action Plan (refer to Box 3.1 of Chapter 3 for more detail). Concurrently, there will be a decline in interest payable due to reduced borrowings as a result of the Debt Action Plan.

Table 4.8	Interest income

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Interest income	2,470	2,427	2,296	2,302	2,243	2,105

Interest income primarily comprises interest earned on investments including those held for superannuation and insurance purposes.

4.10	Dividend and income tax equivalent income

Dividend and income tax equivalent income account for 4.3% of total General Government Sector revenue in 2016-17.

Table 4.9	Dividend and income tax equivalent income[1]

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Dividend	1,833	1,698	1,590	1,382	1,356	1,360
Income tax equivalent income	722	740	717	615	614	605
Total dividend and income tax equivalent income[2]	2,554	2,438	2,307	1,997	1,970	1,965

Notes:

1.	Numbers may not add due to rounding.
2.	Does not match Table 8.3 or Table 8.4 in Chapter 8 because it includes dividends and tax equivalents from outside the Public Non-financial Corporations Sector such as QIC Limited.

Dividends are received from the State’s equity investments in Public Non-financial Corporations and Public Financial Corporations, for example, the Queensland electricity supply industry, QIC Limited, Queensland Treasury Corporation, port authorities and Queensland Rail. Income tax equivalent income comprises payments by government-owned corporations in lieu of state and Australian Government taxes and levies from which they are exempt. These payments arise from an agreement reached between the Australian Government and state governments in 1994 to establish a process for achieving tax uniformity and competitive neutrality between public sector and private sector trading activities.

Budget Strategy and Outlook 2016-17

Dividends and income tax equivalent income do not represent the full extent of financial arrangements between the Public Non-financial Corporations Sector and the General Government Sector. As discussed in Chapter 8, General Government Sector expenditure on community service obligations and Transport Service Contracts are expected to be over $2 billion in each year from 2015-16.

4.11	Other revenue

Other revenue, including royalty revenue, accounts for 5.9% of total General Government Sector revenue in 2016-17. Royalties themselves account for 3.6% of revenue in 2016-17.

Table 4.10	Other revenue[1]

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Royalties and land rents	2,223	2,173	2,111	2,289	2,600	2,928
Fines and forfeitures	408	524	451	470	490	510
Revenue not elsewhere classified	691	650	595	586	586	578
Total other revenue	3,322	3,346	3,156	3,345	3,676	4,017

Note:

1.	Numbers may not add due to rounding.

4.11.1	Royalties and land rents

Royalty estimates

The State earns royalties from the extraction of coal, base and precious metals, bauxite, petroleum and gas, mineral sands and other minerals and land rents from pastoral holdings, mining and petroleum tenures. Royalties return some of the proceeds of the extraction of non-renewable resources to the community.

Budget Strategy and Outlook 2016-17

Table 4.11	Royalties and land rents[1]

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Coal	1,614	1,594	1,531	1,619	1,842	2,062
Petroleum[2]	51	36	68	135	197	271
Other royalties[3]	393	376	343	356	376	405
Land rents	165	168	169	179	185	191
Total royalties and land rents	2,223	2,173	2,111	2,289	2,600	2,928

Notes:

1.	Numbers may not add due to rounding.
2.	Includes CSG.
3.	Includes base and precious metal and other minerals royalties.

Revenue from royalties and land rents in 2015-16 is expected to be $177 million lower than forecast in the 2015-16 MYFER. This weakness is largely due to falls in export coal and oil prices since MYFER, notwithstanding a partial recovery in prices in recent months.

While royalty revenue is expected to decrease by 3.2% in 2016-17 compared to 2015-16, it is expected to grow by around 10% in underlying terms (excluding compliance reassessments). This mainly reflects increased export volumes and a modest recovery in prices for some commodities.

4.11.2	Fines and forfeitures

The major fines and infringements included in this category are issued by the Department of Transport and Main Roads and Queensland Police Service, incorporating fixed and mobile camera offences, speeding and tolling offences. The expected decrease of 13.8% in total fines and forfeitures in 2016-17 relates mainly to an expected decrease in referrals of fines for tolling offences to the State Penalties Enforcement Registry (SPER) in 2016-17. This is a result of an agreement with the toll road operator that will provide increased opportunities for customers to pay their tolls prior to referral to the State for the issue of a fine, amending decisions made in 2014 that gave rise to an increase in the number of fines for tolling offences referred to SPER.

Budget Strategy and Outlook 2016-17

Table 4.12	Fines and forfeitures[1]

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Red light camera fines	8	10	10	11	11	12
Speed camera fines	144	166	173	179	187	194
Other camera detected offences	3	7	8	8	9	9
Other fines and forfeitures	253	340	260	272	284	296
Total fines and forfeitures	408	524	451	470	490	510

Note:

1.	Numbers may not add due to rounding.

4.11.3	Revenue not elsewhere classified

The $55 million decrease in 2016-17 is mainly driven by a reduction in sundry revenues across a number of departments.

Budget Strategy and Outlook 2016-17

5	Expenses

Features

•	The Government continues its commitment to expenditure control, with new expense measures announced since the 2015-16 Budget being partly funded through expenditure reprioritisations. In addition, a new fiscal principle has been introduced to maintain a sustainable public service workforce. The overall growth in public service full-time equivalent employees, on average over the forward estimates, will be aligned with population growth.

•	Total expenses are projected to grow on average by 2.9% over the four years to 2019-20. Expenses growth is slightly less than revenue growth of 3.2% over the same period.

•	In the absence of Natural Disaster Relief and Recovery Arrangements (NDRRA), expenses growth is 3.2% per annum over the four years to 2019-20. This is equivalent to revenue growth excluding disaster recovery revenue of 3.2% per annum over the same period.

•	Interest on General Government Sector borrowings is an estimated $906 million less than projected in the Mid Year Fiscal and Economic Review (MYFER) for the period 2015-16 to 2018-19. This is largely the result of further actions taken by the Government to reduce General Government Sector Debt as part of its ongoing Debt Action Plan and lower interest rates.

•	Expenses for 2015-16 are estimated to be $49.824 billion, an increase of 1.2% from 2014-15. The increase is mainly due to growth funding to support ongoing demand for health services, and student enrolment. In underlying terms, the increase in expenses in 2015-16 is estimated to be 3.0%. This includes adjustments for the one-off transfer of infrastructure to the Gold Coast City Council as part of the Gold Coast Light Rail project, and lower NDRRA expenses in 2015-16.

•	In 2016-17, General Government Sector expenses are estimated to be $52.582 billion, an expected increase of $2.758 billion (or 5.5%) over the estimated actual for 2015-16. This is primarily a result of increased service delivery including funding to support the ongoing growth in demand for health and education services, increased operating expenditure for transport and road projects, commencement of the transition to the National Disability Insurance Scheme and deferrals of Commonwealth funding from 2015-16.

•	The average growth in employee expenses over the four years to 2019-20 is 3.7% per annum. Employee expenses grow by 7.3% in 2015-16 and 4.9% in 2016-17 before growth moderates to an average of 3.3% over the next three years. This solid growth over the forecasts reflects the Government’s 2015 election commitment to revitalise frontline service delivery, particularly in health and education.

•	The major areas of expenditure are health and education, which together constitute approximately 53% of General Government Sector expenses.

This chapter provides an overview of General Government Sector expenses for the estimated actual for 2015-16, forecasts for the 2016-17 Budget year and projections for 2017-18 to 2019-20. The forward estimates are based on the economic projections outlined in Chapter 2.

Budget Strategy and Outlook 2016-17

5.1	2015-16 estimated actual

General Government Sector expenses in 2015-16 are estimated to be $49.824 billion, $355 million lower than the 2015-16 MYFER. Downward revisions to other operating expenses and grant expenses are the key contributions to lower overall expenses in 2015-16.

Other operating expenses have declined $274 million from 2015-16 MYFER due in part to:

•	the deferral of Australian Government National Partnership (NP) payments including Skills Reform, National Schools Chaplaincy and Universal Access to Early Childhood Education; and

•	rescheduling of Commonwealth Games venues expenditure.

Grant expenses are estimated to be $214 million less than 2015-16 MYFER largely reflecting:

•	realignment of Building our Regions funding to 2017-18;

•	changes in quantity and timing of expected natural disaster reimbursements to local government authorities;

•	re-profiling of the timing of expenditure for the Local Government Grants and Subsidies Program, the Community Resilience Fund, and the Royalties for the Regions Program to 2016-17; and

•	deferral of Australian Government NP’s funding for Remote Indigenous Housing.

5.2	2016-17 Budget and out-years

Table 5.1	General Government Sector expenses[1]

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Employee expenses	18,593	19,956	20,930	21,643	22,126	23,065
Superannuation interest costs	878	778	810	852	870	888
Other superannuation expenses	2,319	2,548	2,628	2,615	2,629	2,657
Other operating expenses	14,519	14,895	16,220	16,743	15,864	15,592
Depreciation and amortisation	3,154	3,367	3,501	3,681	3,777	3,897
Other interest expenses	2,328	2,193	1,693	1,672	1,637	1,547
Grants expenses	7,433	6,088	6,799	6,917	7,873	8,288
Total Expenses	49,224	49,824	52,582	54,123	54,775	55,934

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2016-17

General Government Sector expenses of $52.582 billion in 2016-17 represent an increase of $2.758 billion (or 5.5%) over the 2015-16 estimated actual. Factors influencing the higher expenditure include:

•	growth in funding to Queensland Health to support growing demand and critical service needs;

•	growth in education expenditure reflecting student enrolment growth in state schools, election commitment funding for Extra Teachers and School Guidance Officers, implementation of Senior Assessment and Tertiary Entrance Arrangements, Australian Government funding for the Students First program and deferral from 2015-16 of National Partnership programs for Skills Reform and Universal Access to Early Childhood Education;

•	increased transport funding including higher Transport Service Contracts payments to Queensland Rail, reclassification of transport projects costs previously recognised as capital expenditure to operating costs and funding for pre-procurement associated with the Cross River Rail project;

•	higher community services funding including continuing child and family reform initiatives and costs associated with the commencement of the transition to the National Disability Insurance Scheme; and

•	expenditure on venues in the lead up to the Commonwealth Games.

Growth in 2016-17 expenses is partly offset by $500 million in lower interest costs (due in large part to the implementation of the Government’s Debt Action Plan measures announced in the 2015-16 Budget and a decline in interest rates) and whole-of-Government reprioritisation expense measures (refer to Budget Paper 4 – Budget Measures).

5.3	Expenses by operating statement category

As outlined in Chart 5.1, the largest expense categories in the General Government Sector in 2016-17 are employee and superannuation expenses (46.3%), followed by other operating expenses (30.8%) that reflect non-labour costs of service.

Budget Strategy and Outlook 2016-17

Chart 5.1	Expenses by operating statement category, 2016-17[1]

Note:

1.	Percentages may not add to 100% due to rounding.

Chart 5.2 compares the 2015-16 estimated actual expenses for each operating statement category with the 2016-17 Budget. Growth in the two largest categories, employee expenses and other operating expenses, is contributing most to growth in 2016-17.

Budget Strategy and Outlook 2016-17

Chart 5.2	Expenses by operating statement category

5.3.1	Employee expenses

Employee expenses include salaries and wages, annual leave and long service leave.

In 2016-17, employee expenses are expected to be $20.930 billion, $974 million or 4.9% higher than the 2015-16 estimated actual. This reflects both growth in full-time equivalents (FTEs) and the Government’s 2.5% wages policy. Much of the increase in employee expenses in 2016-17 is in the key frontline service areas of health and education.

Full-time equivalents

Chart 5.3 shows actual FTEs from 2003-04 to 2014-15 and estimated FTEs from 2015-16 to 2019-20.

Budget Strategy and Outlook 2016-17

Chart 5.3	Departmental FTEs

The Government commitment to revitalising frontline services is reflected in an increase in FTEs of almost 8,500 in 2015-16. The vast majority of this growth has been in frontline services, including increases in nurses, teachers and police officers.

During the 2015 election, the Government made commitments to revitalise the State economy and frontline service delivery, especially in the areas of health, education and training. Key commitments included employing 1,000 nursing graduates each year for four years, the introduction of a legislated nurse-to-patient ratio in specified health care settings, and an additional 875 teachers over four years with the Extra Teachers commitment.

These commitments and others reflect the Government’s view of appropriate service delivery arrangements to the community. The implications of these commitments for growth in the public service are evident in 2015-16, and consolidated in 2016-17.

Nine out of 10 public servants are engaged in frontline and frontline support roles. Between June 2015 and March 2016, recruitment in the health and education sectors alone accounted for approximately 86% of the increase in FTEs.

Now that these services have been largely restored, the Government has introduced a new fiscal principle to maintain a sustainable public service by ensuring that overall growth in FTEs for in-scope agencies, on average over the forward estimates, does not exceed population growth. As can be seen in Chart 5.3 above, after 2016-17, FTEs are expected to grow modestly, at a rate similar to expected state population growth. The State Government is taking strong measures to ensure that these estimates are delivered.

Budget Strategy and Outlook 2016-17

Growth in FTEs will be managed through Departments taking a whole-of-sector approach to reprioritise efforts and find opportunities that will grow and share talent to best meet new and challenging service priorities. At the heart of this new approach is a more mobile, more adaptable public sector; one that is looking to develop its people, able to quickly and seamlessly shift resources to priority areas of need.

An example of this is the successful internal movement of staff to the newly established Infrastructure Portfolio Office within the Department of Infrastructure, Local Government and Planning. This important new priority has been met without the need to recruit additional FTEs. The same process is now being applied to support the Office of the Commonwealth Games for its role in delivering a highly successful GC2018 with existing staff being sourced from across the service.

For Queensland public servants, this approach represents a unique opportunity to gain experience on large-scale, fast-paced projects that are of fundamental importance to Queensland. For taxpayers, it maximises the return on their investment in a more responsive and efficient public service.

Monitoring of FTEs is undertaken at the whole-of-government level by the Public Service Commission Board. Departments are required to regularly report to the Board on overall financial and non-financial performance and FTEs to identify and explain any potential variance from budget estimates. This level of scrutiny will be enhanced.

Devolved frontline service delivery models, such as for the 16 separate Hospital and Health Services and schools having the capacity to engage additional staff, present challenges to FTE estimation and monitoring. In particular, funding is provided in such a way that agencies determine how to most efficiently deliver services. The 2016-17 Budget FTE estimates build in an allowance for this.

Table 5.2 shows the funded FTE positions by department and is consistent with agency Service Delivery Statements.

Budget Strategy and Outlook 2016-17

Table 5.2	Funded controlled FTE positions by Department1, [2,3,4]

	2015-16 Budget	2015-16 Est. Act	2016-17 Budget
Aboriginal and Torres Strait Islander Partnerships	341	351	351
Agriculture and Fisheries	2,030	2,030	2,057
Communities, Child Safety and Disability Services	5,994	5,994	5,942
Education and Training (total-disaggregation below)	69,937	71,225	72,872
Electoral Commission of Queensland	52	55	55
Energy and Water Supply	217	220	224
Environment and Heritage Protection	1,056	1,091	1,109
Housing and Public Works	2,915	2,977	2,968
Infrastructure, Local Government and Planning[5]	487	498	516
Justice and Attorney-General[6]	8,039	8,159	8,501
National Parks, Sport and Racing	1,371	1,374	1,369
Natural Resources and Mines	2,440	2,440	2,440
Office of the Inspector-General Emergency Management	21	21	21
Premier and Cabinet	623	646	679
Public Safety Business Agency	1,994	2,025	2,057
Public Service Commission	86	74	73
Queensland Audit Office	190	183	184
Queensland Fire and Emergency Services	3,077	3,084	3,110
Queensland Health (total-disaggregation below)	75,442	79,625	80,930
Queensland Police Service	14,582	14,582	14,656
Queensland Treasury[6]	1,821	1,810	1,813
Science, Information Technology and Innovation[7]	2,757	2,748	2,697
State Development	588	607	599
The Public Trustee of Queensland	584	584	597
Tourism, Major Events, Small Business and the Commonwealth Games	130	171	167
Transport and Main Roads	7,333	7,425	7,416
Funded unallocated FTEs[8]	1,789	—	1,684
Total	205,896	209,999	215,087

Budget Strategy and Outlook 2016-17

	2015-16 Budget	2015-16 Est. Act	2016-17 Budget
Education and Training Disaggregation
Education and Training[9]	65,892	67,245	68,856
TAFE Queensland	4,045	3,980	4,016
Total Education and Training	69,937	71,225	72,872
Queensland Health Disaggregation
Health	6,732	6,981	7,308
Queensland Ambulance Services	4,106	4,146	4,261
Cairns and Hinterland Hospital and Health Service	4,178	4,801	4,554
Central Queensland Hospital and Health Service	2,678	2,678	2,688
Central West Hospital and Health Service	316	343	349
Children’s Health Queensland Hospital and Health Service	3,183	3,400	3,486
Darling Downs Hospital and Health Service	4,039	4,009	4,011
Gold Coast Hospital and Health Service	6,447	7,069	7,069
Mackay Hospital and Health Service	1,908	1,980	2,000
Metro North Hospital and Health Service	12,935	14,300	14,300
Metro South Hospital and Health Service	11,852	12,264	12,021
North West Hospital and Health Service	651	660	669
South West Hospital and Health Service	689	693	722
Sunshine Coast Hospital and Health Service	3,868	4,346	5,700
Torres and Cape Hospital and Health Service	822	855	899
Townsville Hospital and Health Service	5,200	5,200	5,073
West Moreton Hospital and Health Service	2,859	2,953	3,037
Wide Bay Hospital and Health Service	2,979	2,947	2,783
Total Queensland Health	75,442	79,625	80,930
Notes:

1.	The budgeted and estimated FTEs in this table are the funded FTEs in each agency as at 30 June of each relevant year. This data is often compared to the Public Service Commission’s (PSC) Queensland public sector quarterly workforce profile reporting. The PSC’s reports include Minimum Obligatory Human Resource Information (MOHRI) for people (on both an FTE and headcount basis) at a point in time.
2.	Agencies included in Budget Paper 2 have changed between the 2015-16 Budget and 2016-17 Budget to more closely align with the scope of PSC’s MOHRI reporting. Entities that were previously included in Budget Paper 2 include Legislative Assembly, Office of the Governor and Office of the Ombudsman. Full FTE reporting on these entities can be found in the Service Delivery Statements. Combined, these agencies had a total of 586 funded FTE for the 2015-16 Budget, an estimated 584 actual FTE for 2015-16 and 589 funded FTE for the 2016-17 Budget.
3.

Queensland Art Gallery, Legal Aid Queensland, Office of the Health Ombudsman, Queensland Family and Child Commission, Queensland Museum, State Library of Queensland, Anti-Discrimination Commission Queensland and Trade and Investment Queensland are excluded from this table but are included in the Public Service Commission’s workforce reporting framework. These bodies had a combined total of 1,515 funded FTE position for the 2015-16 Budget. Full FTE reporting on these entities can be found in the

Budget Strategy and Outlook 2016-17

Service Delivery Statements.
4.	Explanation of variations in departmental FTEs can be found in the Service Delivery Statements. Departmental totals may include multiple tables from Service Delivery Statements, due to separate FTE tables being provided for Commercialised Business Units.
5.	The 2015-16 Budget figure has been reduced by 34 FTEs compared to the 2015-16 published Budget to reflect the transfer of 30 FTEs on creation of the Building Queensland statutory body, the transfer of 6 FTEs responsible for administering the Natural Disaster Relief and Recovery Arrangements to the Queensland Reconstruction Authority and the transfer-in of two FTEs from the Department of Housing and Public Works for the Office of the Queensland Government Architect.
6.	The 2015-16 Budget represents an adjusted budget.
7.	Decrease in 2016-17 Budget is largely due to the completion of major initiatives including the Government Wireless Network and 1 William Street ICT projects. There is also a decrease in Queensland Shared Services due to automation of services and a decline in service demand, including return of service to clients.
8.	Funded unallocated FTEs represents estimates of additional FTEs that will be engaged by agencies with devolved frontline service delivery models. This figure is nil in 2015-16 estimated actuals as the additional staff are reflected in the estimated actuals of the individual agencies.
9.	The 2015-16 Budget has been recast to reflect a change in methodology from using Budgeted FTEs to MOHRI FTE data.

Budget Strategy and Outlook 2016-17

Box 5.1	Improving comparability with Public Service Commission reporting

Throughout each year, the Public Service Commission publishes the Queensland Public Service Quarterly Workforce Profile Report (PSC workforce report). This report provides an overview of the composition of the Queensland public sector and is used for strategic workforce planning.

Due to differences in the methodologies and agency scopes used in the PSC workforce report and the count of public servants outlined in annual Budget documentation, the numbers in these two report sets are not always directly comparable.

The data provided in the PSC workforce report is part of the Government approved Minimum Obligatory Human Resource Information (MOHRI) process. MOHRI data is based on the actual number of FTEs (excluding FTEs paid via administered funding) and includes rules about counting staff on extended leave. Where staff on leave must be back-filled, it can result in large numbers of ‘doubled-up’ FTEs in the MOHRI count. Budgeted FTEs, however, are based on the number of FTE positions funded within an agency’s annual budget.

There have also historically been differences between the in-scope agencies for MOHRI data and Budget Paper 2. To address these scoping differences for the 2016-17 Budget, the following three departments (which are not included in the MOHRI collection process) are no longer included in Budget Paper 2 – the Legislative Assembly, Office of the Governor, and the Office of the Ombudsman. Budgeted FTEs for these departments can still be accessed in their respective Service Delivery Statements. TAFE Queensland and the HHSs will continue to be the only statutory bodies included in Budget Paper 2.

For additional clarity, all future reporting by the Public Service Commission will separately show the MOHRI FTE for Budget Paper 2 agencies and other agencies within the PSC’s reporting scope. This measure, through enhancing transparency, will strengthen accountability.

Budget Strategy and Outlook 2016-17

5.3.2	Superannuation expenses

The superannuation interest cost represents the imputed interest on the Government’s accruing defined benefit superannuation liabilities.

In determining the State’s defined benefit superannuation liabilities, AASB 119 Employee Benefits requires the discounting of future benefit obligations using yield rates on Government bonds net of investment tax. Interest costs are calculated on a net liability approach by applying the discount rate to both the gross liability and superannuation plan assets.

Superannuation interest costs are dependent on the applicable discount rates and increase marginally over the forward estimates as these rates increase. The defined benefit scheme, which is closed to new members and subject to interest rate fluctuations, will decline over time as members leave.

Other superannuation expenses represent employer superannuation contributions to accumulation superannuation and the current service cost of the State’s defined benefit obligation (or the increase in the present value of the defined benefit obligation resulting from employee service in the current period).

The Government’s decision to repatriate $4 billion of surplus assets from the over-contributed defined benefit superannuation scheme has no impact on superannuation expenses.

The repatriation of surplus government contributions has no impact on the entitlements of defined benefit members. Further details are provided in Chapter 3 - Fiscal Strategy and Outlook, Box 3.1 Debt Action Plan.

5.3.3	Other operating expenses

Other operating expenses comprise the non-labour costs of providing goods and services, including services to government and non-government organisations, repairs and maintenance, consultancies, contractors, electricity, communications and marketing.

In 2016-17, other operating expenses are expected to be $16.220 billion, an increase of $1.325 billion or 8.9% over the 2015-16 estimated actual. Significant movements from the 2015-16 estimated actual outcome are due to:

•	health growth funding for frontline services;

•	anticipated student enrolment growth, and the impact of increases in Australian Government funding for the Students First program and deferred expenditure from the Skills Reform National Partnership;

•	expenses for Commonwealth Games venues;

•	continued funding for child and family reform initiatives and disability services; and

•	increase in transport funding including higher Transport Service Contracts payments to Queensland Rail, reclassification of transport projects costs previously recognised as capital expenditure to operating costs and funding for early works associated with the Cross River Rail project.

Budget Strategy and Outlook 2016-17

5.3.4	Depreciation and amortisation

Depreciation and amortisation expense is an estimate of the progressive consumption of the State’s assets through normal usage, wear and tear and obsolescence. Growth in this expense category primarily reflects asset revaluations and the size of the State’s capital program.

5.3.5	Other interest expenses

Other interest expenses include interest paid on borrowings to acquire capital assets and infrastructure such as roads and government buildings.

In 2016-17, the General Government Sector has total debt servicing costs forecast at $1.693 billion, a decrease of 22.8% over the 2015-16 estimated actual. This decline is due in large part to the implementation of the Government’s Debt Action Plan measures announced in the 2015-16 Budget, as well as lower interest rates.

Interest expenses are expected to be an estimated $906 million less than projected in the MYFER for the period 2015-16 to 2018-19 due to the further debt reduction measures taken by the Government under its Debt Action Plan as well as lower interest rates since MYFER. Details of the Government’s Debt Action Plan can be found in Chapter 3 - Fiscal Strategy and Outlook.

5.3.6	Grants expenses

Current grants include grants and subsidies to the community (such as schools, hospitals, benevolent institutions and local governments) and personal benefit payments. Community service obligations (CSOs) are provided where Public Non-financial Corporations (PNFCs) are required to provide non-commercial services or services at non-commercial prices for the benefit of the community (for further details refer Chapter 8).

Table 5.3 provides a breakdown of grants by category and recipient type.

Budget Strategy and Outlook 2016-17

Table 5.3	Grant expenses[1]

	2015-16 Est. Act. $ million	2016-17 Budget $ million
Current
Grants to local government	392	633
Grants to private and not-for-profit organisations
State funding for non-state schools	634	660
Australian Government funding for non-state schools	2,238	2,388
Other	831	772
Grants to other sectors of government
Community service obligations to PNFCs	510	570
Other payments to PNFCs	22	26
Other	—	128
Other	224	227
Total current transfers	4,851	5,404
Capital
Grants to local government	775	935
State funding for non-state schools	123	93
Grants to private and not-for-profit organisations	203	222
Payments to PNFCs	25	25
Queensland First Home Owners’ Grants	96	120
Other	15	—
Total capital transfers	1,237	1,395
Total current and capital transfers	6,088	6,799

Note:

1.	Numbers may not add due to rounding.

Current grants are estimated to increase by $553 million in 2016-17. This increase is due to:

•	The Australian Government reverting to the payment of Financial Assistance grants to local governments in the year to which the grant relates. (In 2014-15, The Australian Government made an advance payment of these grants to the State thereby having the effect of reducing grants in 2015-16 and amplifying the increase in 2016-17).

•	A higher level of Australian Government grant assistance to non-state schools to reflect student enrolment growth.

•	An increase in CSO payments to Ergon Energy Corporation Limited under the Uniform Tariff Policy.

Budget Strategy and Outlook 2016-17

•	Grants to other sectors of government mainly represents the commencement of the transition to the National Disability Insurance Scheme reflecting payments by the State to the National Disability Insurance Agency.

Capital transfers represent grants to the PNFC Sector, local governments, not-for-profit institutions and other non-government entities, such as businesses and households (including the Queensland First Home Owners’ Grant) for capital purposes.

Capital grants are estimated to increase $158 million to $1.395 billion in 2016-17 ($1.370 billion when excluding grants to PNFC Sector). The increase is largely due to capital grants to local governments and are attributable to grants for Building our Regions, Community Resilience grants for disaster mitigation projects and Local Government Grants and Subsidies program expenditure deferred from 2015-16.

Temporary increase in the Queensland First Home Owners’ Grant

The Queensland First Home Owners’ Grant is available for first home buyers who are buying or building a new house, unit or townhouse valued at less than $750,000.

To assist first home buyers entering the housing market, the Queensland First Home Owners’ Grant will be increased temporarily, from $15,000 to $20,000 for contracts on newly constructed homes signed between 1 July 2016 and 30 June 2017.

5.4	Operating expenses by purpose

Chart 5.4 indicates the proportion of expenditure by major purpose classification for the 2016-17 Budget. Health accounts for the largest share of expenses (28.7%) followed by Education (24.1%).

Budget Strategy and Outlook 2016-17

Chart 5.4	General Government Sector expenses by purpose, 2016-17[1]

Note:

1.	Percentages may not add to 100% due to rounding.

Budget Strategy and Outlook 2016-17

5.5	Departmental expenses

Data presented in Tables 5.4 and 5.5 provide a summary drawn from financial statements contained in the Service Delivery Statements (SDS). Further information on the composition of expenses, outputs delivered and factors influencing the movement in expenses can also be obtained from the SDS.

Table 5.4	Departmental controlled expense1, [2]

	Notes	2015-16 Adj. Budget $ 000	2015-16 Est. Act. $ 000	2016-17 Budget $ 000
Aboriginal and Torres Strait Islander Partnerships	5	118,719	104,357	117,623
Agriculture and Fisheries	6	437,986	449,697	438,954
Communities, Child Safety and Disability Services	7	2,684,004	2,705,406	2,818,430
Education and Training	3, 8	9,056,562	8,825,787	9,378,773
Electoral Commission of Queensland	9	39,640	45,120	24,727
Energy and Water Supply	10	50,087	48,353	61,878
Environment and Heritage Protection	11	207,651	206,265	231,160
Health Consolidated	4, 12	14,182,562	14,638,213	15,273,970
Housing and Public Works	3, 13	1,777,282	1,774,954	1,968,500
Inspector General Emergency Management		4,607	4,668	4,653
Infrastructure, Local Government and Planning	3, 14	312,187	217,730	351,072
Justice and Attorney-General	3, 15	1,382,326	1,401,862	1,493,917
Legislative Assembly	16	86,093	88,286	89,386
National Parks, Sport and Racing	17	404,318	343,728	400,589
Natural Resources and Mines	18	449,187	452,426	456,731
Office of the Governor		6,575	6,526	6,912
Office of the Ombudsman		8,719	8,695	8,650
Premier and Cabinet	19	239,347	234,064	233,625
Public Safety Business Agency	20	680,760	684,101	683,111
Public Service Commission		17,762	15,658	14,622
Queensland Audit Office		42,704	45,271	43,257
Queensland Fire and Emergency Services	21	647,682	647,371	675,256
Queensland Police Service	22	2,084,895	2,080,325	2,149,166
Queensland Treasury	3, 23	331,364	342,990	374,272
Science, Information Technology and Innovation	24	390,300	353,880	361,625
State Development	25	620,138	355,489	475,113

Budget Strategy and Outlook 2016-17

The Public Trustee of Queensland		84,723	80,015	87,255
Tourism, Major Events, Small Business and the Commonwealth Games	26	205,186	156,685	231,825
Transport and Main Roads	27	5,482,261	5,574,000	6,021,311
Total expenses		42,035,627	41,891,922	44,476,363

Notes:

1.	Total expenses by department do not equate to total General Government expenses in Uniform Presentation Framework (UPF) terms reported elsewhere in the Budget Papers as General Government expenses include a wider range of entities including State Government statutory authorities. In addition transactions eliminated between entities within the General Government Sector are excluded in the preparation of whole-of-Government UPF financial statements.
2.	Full explanation of variations in departmental controlled expenses can be found in the Service Delivery Statements. A summary of major variances is provided below.
3.	2015-16 Budget figures have been adjusted to reflect machinery-of-government changes
4.	This represents Health Consolidated in the Service Delivery Statement, which consolidates Queensland Health controlled; the Hospital and Health Services; and Queensland Ambulance Service.
5.	The decrease from the 2015-16 adjusted budget to the 2015-16 estimated actual is due to deferral of funding for the Cape York Tenure Resolution Program, the Welfare Reform Program and the National Partnership Agreement on Remote Indigenous Housing. The increase from the 2015-16 estimated actual to 2016-17 Budget is mainly due to funding for new initiatives including the From Jails to Jobs pilot, Economic Participation Partnerships Projects and to support an integrated response to domestic and family violence.
6.	The increase from the 2015-16 adjusted budget to the 2015-16 estimated actual relates to enterprise bargaining increases, an increase in grant payments for the purchase of a grains property in partnership with the Grains Research and Development Corporation (GRDC) and the net-free fishing zone initiative. The decrease from 2015-16 estimated actual to 2016-17 Budget is mainly due the completion of the net-free fishing zone initiative and contributions towards the purchase of a grains property in partnership with GRDC in 2015-16. This is partially offset by additional FTE expenditure required to deliver 2016-17 Budget outcomes and enterprise bargaining increases.
7.	The increase from the 2015-16 adjusted budget to the 2015-16 estimated actual is mainly due to the repurposing of prior years’ grant refunds (received from non-government organisations through the annual acquittal process) to respond to disability and child safety demand pressures; and funding received from the Department of Housing and Public Works for the Youth Housing and Reintegration and Post Care Support programs. The increase from the 2015-16 estimated actual to the 2016-17 Budget is primarily due to population growth and indexation funding to meet increased demand for services and cost pressures; increased expenditure to continue implementing the child and family reforms (Supporting Families Changing Futures; enterprise bargaining increases and additional funding for the prevention of domestic and family violence).
8.	The decrease from the 2015-16 adjusted budget to the 2015-16 estimated actual mainly relates to deferrals of funding associated with the Australian Government Skills Reform, National Schools Chaplaincy and Universal Access to Early Childhood Education National Partnership programs and adjustments to reflect lower depreciation costs, partially offset by funding for enterprise bargaining outcomes and the implementation of the Senior Assessment and Tertiary Entrance initiative. The increase from the 2015-16 estimated actual to the 2016-17 Budget mainly relates to State funding for school enrolment growth, enterprise bargaining outcomes and other school based cost increases, election commitments including Extra Teachers, Supporting Students and an increase in Australian Government funding for the Students First program.
9.	The increase from the 2015-16 adjusted budget to the 2015-16 estimated actual is due to the conduct of the State referendum on four year terms. The decrease from the 2015-16 estimated actual to the 2016-17 Budget is because there are no major electoral events scheduled to occur in 2016-17.
10.	The increase from 2015-16 estimated actual to the 2016-17 Budget is largely due to funding for the Local Management Arrangements Project and the implementation of the Biofuels Mandate and the Energy Consumer Education Campaign.

Budget Strategy and Outlook 2016-17

11.	The increase from the 2015-16 estimated actual to the 2016-17 Budget reflects expenses associated with new funding in 2016-17 for Community Sustainability Action Grants, waste management initiatives, the biofuels mandate, and climate change and pristine rivers policy development; increased funding for koala protection, various wildlife management activities, and the Saving the Great Barrier Reef program; and the impact of the deferral of funding for a number of programs including Everyone’s Environment grants, the Nature Assist program and the Indigenous Land and Sea Rangers program.
12.	The increase in expenditure from the 2015-16 adjusted budget to the 2015-16 estimated actual reflects additional Commonwealth Health funding, and equity to output swaps for capital items that are required to be expensed under accounting standards and deferrals from 2014-15 for backlog maintenance and Surgery Connect. The increase from the 2015-16 estimated actual to 2016-17 Budget is largely due to growth funding to support ongoing increases in demand for health and ambulance services and enterprise bargaining costs.
13.	The increase from the 2015-16 estimated actual to the 2016-17 Budget is due primarily to the increase in rental costs associated with the move from owned to leased office accommodation including 1 William Street, Brisbane, the net deferral of expenditure from 2015-16 to 2016-17 for the office accommodation program and additional expenditure on maintenance for non-residential buildings. Also contributing to the increase is the deferral of expenditure for various Indigenous and social housing programs, including the National Partnership Agreement on Remote Indigenous Housing, Indigenous Community Housing Organisations and the long-term housing program.
14.	The decrease from the 2015-16 adjusted budget to the 2015-16 estimated actual is primarily due to the re-profiling of expenditure on the Planning Reform Program and the timing of grant expenditure for the Community Resilience Fund, the Royalties for Regions Program and the Local Government Grants and Subsidies Program. The increase from the 2015-16 estimated actual to the 2016-17 Budget is primarily due to increased expenditure for fast-tracking infrastructure projects, increased project expenditure for the Palm Island Water Shortage Project, the Commonwealth Games Village and the Rockhampton and Yeppoon Revitalisation projects as well as increased grant expenditure for the Community Resilience Fund and the Local Government Grants and Subsidies Program.
15.	The increase from the 2015-16 adjusted budget to the 2015-16 estimated actual is mainly due to enterprise bargaining increases and costs associated with the growth in offender numbers. The increase from 2015-16 estimated actual to the 2016-17 budget reflects a number of initiatives including the government’s response to the Not Now, Not Ever Report on domestic and family violence and growth in offender numbers in the correctional system and enterprise bargaining costs.
16.	The increase from the 2015-16 adjusted budget to the 2015-16 estimated actual is largely due to enterprise bargaining increases, increases in Members’ remuneration as determined by the Queensland Independent Remuneration Tribunal, costs associated with additional office holders and increases in electorate office leasing costs. The increase from 2015-16 estimated actual to 2016-17 Budget is due to enterprise bargaining increases, increases in Members’ remuneration and additional resourcing to support the parliamentary committee system.
17.	The decrease from the 2015-16 adjusted budget to the 2015-16 estimated actual and the increase from the 2015-16 estimated actual to the 2016-17 Budget relate mainly to the timing of expenditure under major grant programs, including sport and recreation grant programs, the Racing Industry Capital Development Scheme and the Racing Infrastructure Fund.
18.	The increase from the 2015-16 adjusted budget to the 2015-16 estimated actual is mainly due to costs associated with enterprise bargaining, and a capital to operating swap for the One Enterprise Program, offset by a decrease due to timing of payments for the Geological Survey of Queensland Future Resources Program and a change in funding arrangements for the Natural Disaster Relief and Recovery Arrangements program. The increase from the 2015-16 estimated actual to 2016-17 Budget is mainly due to costs associated with enterprise bargaining, additional resourcing for the Abandoned Mine Lands Program and State-wide High Resolution Satellite Imagery, an increase in funding profile for the Great Artesian Basin Sustainability Initiative Phase 4, offset by a decrease due to the timing of payments for the Natural Resource Management Investment Program.
19.

The decrease from 2015-16 adjusted budget to 2015-16 estimated actual is primarily due to the deferral of some coordination activities partly offset by additional funding provided for activities associated with

Budget Strategy and Outlook 2016-17

reducing Domestic and Family Violence, hosting the Far North Queensland Economic Summit and managing the Advance Queensland communications strategy. The decrease from 2015-16 estimated actual to the 2016-17 Budget is primarily due to declining level of funding for multi-year limited life initiatives including Anzac Centenary Commemoration and State Coordination of Legal Representation and the end of some smaller funded initiatives, which is partly offset by increased appropriation due to employee enterprise bargaining agreements and Budget outcomes.
20.	The increase from the 2015-16 adjusted budget to the 2015-16 estimated actual mainly relates to enterprise bargaining increases. The decrease from 2015-16 estimated actual to the 2016-17 Budget is primarily due to planned completion of the flood focused road safety campaign and completion of initial roll-out of body worn video cameras for police.
21.	The decrease from the 2015-16 adjusted budget to the 2015-16 estimated actual relates to reduction in expenses for professional services, equipment maintenance and property repairs. The increase from 2015-16 estimated actual to 2016-17 Budget is mainly due to increased employee expenses in accordance with enterprise bargaining agreements and progressive wage increases for Auxiliary firefighters as provided by the Auxiliary award. The increase is also driven by additional overtime provisions, increased vehicle expenses for rural fire appliances and aircraft expenses.
22.	The decrease from the 2015-16 adjusted budget to the 2015-16 estimated actual is mainly due decreases in costs associated with supplying special services. The increase from 2015-16 estimated actual to 2016-17 Budget is due to enterprise bargaining increases and funding for improving counter-terrorism capability and targeting serious and organised crime.
23.	The increase from the 2015-16 adjusted budget to the 2015-16 estimated actual is mainly due to costs related to safety campaigns in the Office of Industrial Relations (OIR). The increase between the 2015-16 estimated actual and the 2016-17 Budget is primarily due to policy decisions, enterprise bargaining and prior year deferrals.
24.	The decrease from 2015-16 adjusted budget to 2015-16 estimated actual is primarily due to deferrals for Australian Institute of Tropical Health and Medicine and other science related initiatives in line with contractual commitments. The increase from 2015-16 estimated actual to 2016-17 Budget is primarily due to Advance Queensland, Advance Queensland Acceleration and Mobile Black Spots offset by a reduction in science related grants in line with funding commitments and also reflects the completion of the Government Wireless Network implementation project.
25.	The decrease from the 2015-16 adjusted budget to the 2015-16 estimated actual is mainly due to funding adjustments to the Royalties for the Regions program and the Building our Regions program (including funding transfers to the Department of Transport and Main Roads); an operating to capital swap for the Bundaberg Gas Pipeline; realignment of funds for high priority projects (including North Queensland Stadium, economic and industry development and Safe Anchorage at Mission Beach); and anticipated expenditure for the Gold Coast 2018 Commonwealth Games venues. The increase from the 2015-16 estimated actual to the 2016-17 Budget is mainly due to additional Government funding for the Building our Regions program, Queensland Biofutures 10 Year Roadmap and Action Plan, Community Hubs and Partnerships, priority economy building initiatives and the Mining, Equipment, Technology and Services Industry Growth Centre, plus funding realignments for high priority projects (including Royalties for the Regions program, Safe Anchorage at Mission Beach, North Queensland Stadium and economic and industry development) and anticipated expenditure for the Gold Coast 2018 Commonwealth Games venues.
26.	The decrease in expenditure from the 2015-16 adjusted budget to the 2015-16 estimated actual is primarily due to the deferral of funding to 2016-17 to match the timing of anticipated expenditure on venues for the Gold Coast 2018 Commonwealth Games. The increase from 2015-16 estimated actual to 2016-17 Budget is largely due to the increase in planned expenditure associated with the delivery of venues for the Gold Coast 2018 Commonwealth Games.
27.

The increase from the 2015-16 adjusted budget to 2015-16 estimated actual is partially due to higher depreciation expense based on a higher value of road infrastructure as a result of clarification by the Australian Accounting Standards Board of the residual values that apply to these assets. The increase in expenses from 2015-16 estimate actual to 2016-17 Budget is mainly due to a budget reduction in 2015-16 due to the earlier than anticipated delivery of some works in 2014-15 which has been matched by an

Budget Strategy and Outlook 2016-17

expenditure reduction in 2015-16 that is not expected to recur in 2016-17, additional expenses for the operating component of project costs that had previously been recognised as capital expenditure, early expenditure associated with the Cross River Rail project, depreciation and grants payments for Gold Coast Light Rail Stage 2 project.

Budget Strategy and Outlook 2016-17

Table 5.5	Departmental administered expense[1,2]

	Notes	2015-16 Adj. Budget[3] $ 000	2015-16 Est. Act. $ 000	2016-17 Budget $ 000
Aboriginal and Torres Strait Islander Partnerships	4	9,935	14,344	14,371
Agriculture and Fisheries	5	11,305	11,424	13,227
Communities, Child Safety and Disability Services	6	253,949	245,893	392,892
Education and Training	7	3,108,900	3,089,049	3,237,431
Energy and Water Supply	8	465,849	525,835	592,534
Health Consolidated		33,548	33,508	33,974
Housing and Public Works		3,468	3,338	3,553
Infrastructure, Local Government and Planning	3,9	1,169,857	533,759	877,379
Justice and Attorney-General		313,987	322,986	363,663
National Parks, Sport and Racing	10	41,754	73,276	67,606
Natural Resources and Mines		51,625	51,505	51,705
Premier and Cabinet	11	126,420	131,082	150,956
Queensland Treasury	3,12	6,305,831	6,045,847	5,895,400
Science, Information Technology and Innovation	13	80,117	72,406	73,945
State Development		2,500	2,500	2,500
The Public Trustee of Queensland		438	395	311
Tourism, Major Events, Small Business and the Commonwealth Games	14	170,386	166,506	269,906
Total expenses		12,149,869	11,323,653	12,041,353

Notes:

1.	Total expenses by department does not equate to total General Government expenses in Uniform Presentation Framework (UPF) terms reported elsewhere in the Budget Papers as General Government expenses include a wider range of entities including State Government statutory authorities. In addition transactions eliminated between entities within the General Government Sector are excluded in the preparation of whole-of-Government UPF financial statements.
2.	Full explanation of variations in departmental administered expenses can be found in the Service Delivery Statements. A summary of major variances is provided below.
3.	2015-16 Budget figures have been adjusted to reflect machinery-of-government changes.
4.	The increase from the 2015-16 estimated actual to the 2016-17 Budget is mainly due to increased expenses for the Western Cape Communities Trust under the Western Cape Communities Co-existence agreement. In addition the State’s contribution to the Family Responsibilities Commission for the second half of 2015-16 was not included in the 2015-16 Budget.
5.	The increase between the 2015-16 estimated actual and the 2016-17 Budget is mainly due to additional funding to the QRAA for initiatives under the Rural Assistance Package and enterprise bargaining outcomes, partially offset by a planned reduction in transitional funding for the Queensland Agricultural Training Colleges.
6.

The increase from the 2015-16 estimated actual to the 2016-17 Budget is mainly due to the commencement of the National Disability Insurance Scheme (NDIS) resulting in funding for disability services being made via administered payments (rather than controlled funding) to the National Disability

Budget Strategy and Outlook 2016-17

Insurance Agency to administer the NDIS and increased expenditure on concessions, largely due to forecast demand growth.
7.	The decrease in administered expenditure from the 2015-16 adjusted budget to 2015-16 estimated actual is mainly due to a decrease in Australian Government Students First funding. The increase from 2015-16 Budget to 2016-17 Budget is mainly due to increased Australian Government funding for non-government schools reflecting enrolment growth and indexation of per student funding
8.	The increase in administered expenditure from the 2015-16 adjusted budget to the 2015-16 estimated actual is mainly due to higher Ergon Energy Community Service Obligation (CSO) payments under the Uniform Tariff Policy as a result of higher network costs than forecast, primarily driven by the final determinations by the Australian Energy Regulator and the Queensland Competition Authority. The increase from the 2015-16 estimated actual to the 2016-17 Budget largely relates to Ergon Energy’s network charges increasing at a greater rate than Energex’s network cost, leading to a higher CSO payment forecast.
9.	The decrease from the 2015-16 adjusted budget to the 2015-16 estimated actual is mainly due to the timing of Australian Government funding for the 2015-16 Financial Assistance Grants, which was received in the 2014-15 financial year instead of 2015-16 as expected, in addition to a reduction in grant funding to the Queensland Reconstruction Authority (QRA). The increase from the 2015-16 estimated actual to the 2016-17 Budget is due to an increase in Financial Assistance Grants and an increase in funding provided to the QRA.
10.	The increase from the 2015-16 adjusted budget to 2015-16 estimated actual reflects additional funding provided to Racing Queensland to meet its forecast operating deficit and enable it to continue to service the Queensland racing industry. The decrease from the 2015-16 estimated actual to the 2016-17 Budget reflects the expiry of funding to Racing Queensland, partially offset by the commencement of funding to the Queensland Racing Integrity Commission.
11.	The increase from 2015-16 adjusted budget to 2015-16 estimated actual is mainly due to employee bargaining arrangements and transfer of funding for the Queensland Family and Child Commission’s Strengthening the Sector strategy. The increase from 2015-16 estimated actual to 2016-17 Budget is mainly due to additional exhibition and capital improvements at the Queensland Art Gallery, regional campus upgrades and permanent gallery renewal at the Queensland Museum and enterprise bargaining arrangements.
12.	The decrease from 2015-16 adjusted budget to 2015-16 estimated actual is largely due to lower state share of defined benefit superannuation beneficiary payments offset in part by higher interest on whole-of-government borrowings. The decrease from 2015-16 estimated actual to 2016-17 Budget is due to lower interest expenses on whole-of-government borrowings as a result of the Government’s Debt Action Plan, offset in part by an increase in the state share of defined benefit superannuation beneficiary payments.
13.	The decrease from 2015-16 adjusted budget to 2015-16 estimated actual is primarily due to Queensland Shared Services deferrals in relation to business capability and capacity projects. The increase from 2015-16 estimated actual to 2016-17 Budget is primarily due to additional GovNet funding provided to CITEC.
14.	The increase from 2015-16 estimated actual to 2016-17 Budget principally relates to an increase in grants to the Gold Coast 2018 Commonwealth Games Corporation. This is for operational expenditure associated with event planning and preparation for the Gold Coast 2018 Commonwealth Games.

Budget Strategy and Outlook 2016-17

Table 5.6 reconciles the departmental expenses set out above with General Government Sector total expenses.

Table 5.6	Reconciliation of departmental to UPF expenses[1]

	2015-16 Est. Act. $ million	2016-17 Budget $ million
Departmental expenses per Service Delivery Statements
- Controlled (Table 5.4)	41,892	44,476
- Administered (Table 5.5)	11,324	12,041

Non-UPF departmental expenses and whole-of-Government schemes[2]	(3,817)	(4,059)

Other General Government entities (e.g. CBUs, SSPs, Statutory Bodies)	4,250	4,280

	53,648	56,739

Superannuation Interest cost	778	810

Eliminations and Other whole-of-Government adjustments
Elimination of payments to CBUs and SSPs	(2,764)	(2,762)
Other eliminations and adjustments	(1,838)	(2,206)

Total General Government UPF expenses	49,824	52,582

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.
2.	Certain expenses such as asset valuation changes are excluded from UPF reporting. In addition, this item removes the effect of cash payments for whole-of-government schemes such as the State’s share of superannuation beneficiary payments reported in Treasury Administered’s expenses. Costs associated with these schemes are accrued annually.

Budget Strategy and Outlook 2016-17

6	Balance sheet and cash flows

Features

•	The Government’s enhanced Debt Action Plan will facilitate the provision of an additional $2 billion in infrastructure spend, while decreasing debt, and despite significant write-downs in royalty revenue. The State Infrastructure Fund (SIF) had an initial injection of $500 million announced in March 2016 and is being boosted in the 2016-17 Budget by a further $1.5 billion.

•	General Government Sector debt, which incorporates the impact of the enhanced Debt Action Plan, as well as all other budget movements, is expected to fall $5.105 billion from $43.105 billion in 2014-15 to $38 billion in 2017-18. This is $1.721 billion lower than the projection for 2017-18 at the time of the 2015-16 Mid Year Fiscal and Economic Review (MYFER) and $10.421 billion lower than in the 2014-15 Budget.

•	Due to measures being implemented by the current Government refocusing the balance sheet to reduce debt, Non-financial Public (NFP) Sector debt is projected to be $5.131 billion lower in 2017-18 than the original 2014-15 Budget projections under the previous Government.

•	Over the period 2016-17 to 2019-20, General Government Sector purchases of non-financial assets (PNFA) of $23.865 billion are planned to be funded from $15.605 billion of net operating cash flows. In addition to this, the State is expected to enter into $2.375 billion of finance leases (mainly Public Private Partnerships) over the same period.

•	At the time of the 2015-16 MYFER, net cash inflows from operating activities were expected to cover 82% of the funding required for the 2015-16 PNFA for the General Government Sector. The estimated actual coverage is now expected to be 115%.

•	Non-financial Public Sector capital expenditure totals $38.462 billion for the period 2016-17 to 2019-20, which comprises $35.242 billion of PNFA, and $3.220 billion of capital grants expenses. In addition to these, acquisitions of non-financial assets under finance leases of $2.375 billion brings the total capital program in 2016-17 to $40.836 billion.

6.1	Context

The balance sheet shows the projected assets, liabilities and net worth of the General Government Sector as at 30 June each financial year. It is important for the Government to maintain a strong balance sheet to provide it with the stability, flexibility and capacity to deal with emerging financial and economic pressures, and to provide a strong foundation for future economic growth.

Budget Strategy and Outlook 2016-17

Following consideration of the 2015 Review of State Finances, the Government introduced revised fiscal principles in the 2015-16 Budget and the Government has retained these principles in framing the 2016-17 Budget. The principles include the targeting of an ongoing reduction in Queensland’s debt burden, as measured by the General Government Sector debt to revenue ratio, and targeting net operating surpluses that ensure any new capital investment is primarily funded through recurrent revenues, rather than borrowing. The Government’s enhanced Debt Action Plan will see General Government Sector debt reduce further than previously projected over the forward estimates, ensuring the Government has the capacity to respond to future challenges while supporting economic growth.

6.2	Balance sheet

Table 6.1 provides a summary of the key balance sheet aggregates for the General Government Sector.

Table 6.1	General Government Sector: summary of budgeted balance sheet[1]

	2015-16 Budget $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Financial assets	61,798	59,841	60,462	59,883	58,150	57,172
Non-financial assets	187,058	181,851	185,686	189,218	192,572	195,385
Total assets	248,856	241,691	246,148	249,101	250,722	252,557
Borrowings	38,151	35,698	37,775	38,000	38,365	38,662
Advances and deposits	682	566	809	1,303	1,270	1,179
Superannuation liability	24,278	27,219	25,891	24,807	23,584	22,447
Other provisions and liabilities	12,044	11,124	11,946	12,113	12,411	12,609
Total liabilities	75,155	74,607	76,421	76,223	75,630	74,897
Net worth	173,701	167,084	169,726	172,878	175,092	177,660
Net financial worth	(13,357)	(14,766)	(15,960)	(16,340)	(17,480)	(17,725)
Net financial liabilities	35,885	36,090	37,279	37,953	39,128	39,371
Net debt	3,910	1,590	3,525	5,072	7,309	8,641

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative numbers.

Budget Strategy and Outlook 2016-17

6.2.1	Financial assets

The General Government Sector holds the equity of the State’s public enterprises, principally its shareholding in government-owned corporations (GOCs) but also Public Financial Corporations like Queensland Treasury Corporation (QTC), in much the same manner as the parent or holding company in a group of companies. The estimated investment in public enterprises is included in the General Government Sector’s financial assets.

Financial assets of $59.841 billion are estimated for 2015-16, $1.957 billion lower than originally budgeted for 2015-16. This is due primarily to a decrease in the value of holdings in Public Financial Corporations, as a result of lower than average returns on financial markets following high returns in previous years.

In the year to 30 June 2017, financial assets are projected to increase slightly over the 2015-16 estimated actual, subsequently decreasing by $3.290 billion between 2016-17 and 2019-20. The decrease occurs as investments are repatriated from the actuarially assessed defined benefit superannuation fund surplus, to fund additional priority capital projects and to reduce General Government Sector debt.

Chart 6.1 shows forecast General Government Sector financial assets by category at 30 June 2017. Investments held to meet future liabilities, including superannuation and the Queensland Government Insurance Fund, comprise the major part of the State’s financial assets.

Chart 6.1	Forecast General Government Sector financial assets by category at 30 June 2017

Budget Strategy and Outlook 2016-17

6.2.2	Non-financial assets

General Government Sector non-financial assets are estimated to total $181.851 billion at 30 June 2016, $5.207 billion lower than forecast at the 2015-16 Budget and $1.194 billion lower than in the 2015-16 MYFER.

The decrease since the 2015-16 Budget reflects the flow through of a net downward revaluation at 30 June 2015 primarily for road infrastructure assets. These revaluations were incorporated into the 2015-16 MYFER.

Non-financial assets in the year ending 30 June 2017 are expected to grow by $3.835 billion over the 2015-16 estimated actuals, to be $185.686 billion at 30 June. These assets consist primarily of land and other fixed assets of $178.628 billion, the majority of which are roads, schools, hospitals and other infrastructure used to provide services to Queenslanders. Other non-financial assets of $7.058 billion held by the State include prepayments and deferred tax assets relating to income tax equivalents collected primarily from GOCs.

Queensland has historically had a higher level of General Government Sector capital spending than other jurisdictions. Reflecting the pipeline of decisions made during a period of fiscal consolidation, and increased spending in other jurisdictions, per capita PNFA in Queensland were lower than the average of other states in 2014-15 and 2015-16. Over the course of the forward estimates, the Government’s enhanced infrastructure investment decisions are expected to drive Queensland back up over the average of other jurisdictions.

Chart 6.2	General Government Sector per capita purchases of non-financial assets[1]

Source: ABS 5512.0 and Queensland Treasury calculations based on various state Budgets.

Budget Strategy and Outlook 2016-17

General Government Sector 2016-17 capital expenditure is forecast to be $6.822 billion, which comprises $5.452 billion of PNFA, and $1.370 billion of capital grants expenses. In addition to these, acquisitions of non-financial assets under finance leases are forecast to be $1.032 billion, bringing the total General Government Sector capital program in 2016-17 to $7.854 billion.

Over the four years to 2019-20, General Government Sector capital expenditure is forecast to be $27.085 billion, which comprises $23.865 billion of PNFA, and $3.220 billion of capital grants expenses. In addition to these, acquisitions of non-financial assets under finance leases are forecast to be $2.375 billion, bringing the total General Government Sector capital program over the period to $29.460 billion.

Following consideration of the Review of State Finances, the Government established five fiscal principles, one of which aims to better manage the capital program to ensure a consistent flow of works to support jobs and the economy, and another that targets net operating surpluses that ensure General Government Sector PNFA are funded primarily through recurrent revenues rather than borrowing.

General Government Sector PNFA are forecast to increase from $4.173 billion in the 2015-16 estimated actual to $5.983 billion in 2019-20. This increase reflects the Government’s commitment to fiscally responsible infrastructure investment, including the SIF, which adds $2 billion to capital spending over the years 2016-17 to 2019-20 to deliver productivity-enhancing infrastructure, without increasing debt.

In terms of ensuring new capital purchases in the General Government Sector are primarily funded through operating revenues, forecast net operating cash flows from 2016-17 to 2019-20 of $15.605 billion are funding PNFA of $23.865 billion. Net cash inflows from operating activities equate to 65% of the funding required for the 2016-17 General Government Sector PNFA, with this proportion remaining relatively constant across the period 2016-17 to 2019-20. PNFA funded from net operating cash flows averages 75% across the period 2015-16 to 2019-20.

The State has also entered into a number of finance leases, mainly in relation to Public Private Partnerships, totalling $2.375 billion over the period 2016-17 to 2019-20, including:

•	$1.016 billion for New Generation Rollingstock;

•	$430 million for the Toowoomba Second Range Crossing;

•	$180 million for the Gold Coast Light Rail – Stage 2; and

•	$460 million for the Sunshine Coast University Hospital.

Generally, at the commencement of finance leases, the non-financial assets and the borrowings of the State increase by an equal amount to reflect the acquisition of the asset from the proponent. There are no cash impacts on the commencement of the lease – the finance lease liabilities are subsequently repaid under the terms of the Public Private Partnership agreement.

Purchases of non-financial assets by the NFP Sector over the period 2016-17 to 2019-20 are forecast to be $35.242 billion, which is an average of $8.811 billion per annum. With capital grants expenses of $3.220 billion, this brings total capital expenditure to $38.461 billion. In addition to these, acquisitions of non-financial assets under finance leases of $2.375 billion brings the total capital program over the period to $40.836 billion. While its primary aim is to

Budget Strategy and Outlook 2016-17

facilitate service delivery to Queenslanders, infrastructure investment makes an important contribution to the economy and is a cornerstone of the Queensland job market, particularly in the construction industry.

Box 6.1	Purchases of non-financial assets

History

As can be seen from Chart 6.3, purchases of non-financial assets (PNFA), across the entire Non-financial Public Sector, which includes the spending by government-owned corporations, increased significantly from 2004-05, peaking at $15.101 billion in 2008-09.

Chart 6.3:	Purchases of non-financial assets, Non-financial Public Sector

Source: Queensland Treasury.

A number of unique circumstances combined to result in Queensland’s PNFA reaching unprecedented levels in 2008-09 and remaining high for several years. Each of these exceptional circumstances is outlined below.

Drought responses

From 2001 to 2009, South East Queensland experienced a prolonged drought. During this time, the combined levels of the region’s three chief water storages (Wivenhoe, Somerset and North Pine Dams) fell below 17%. Serious concerns were held around the security of SEQ’s water supply if the drought continued.

Budget Strategy and Outlook 2016-17

In August 2006, the Government approved a range of measures in response to the critical depletion of regional storages, including the construction of major new supply assets.

The drought-response assets included around 20 infrastructure projects, including additional ground-water supplies, the Gold Coast Desalination Plant, the Western Corridor Recycled Water Scheme and new dams and weirs. The Government also purchased SEQ council-owned assets. Between 2006-07 and 2008-09 the State raised $7.4 billion in debt to pay for this water infrastructure. The assets form the basis of the SEQ Water Grid.

The response significantly raised capital spending during the period, as well as significantly contributing to debt growth.

Several large health-related infrastructure projects also contributed significantly to PNFA from 2007-08 onwards. This included the construction of Lady Cilento Children’s Hospital; the Sunshine Coast University Hospital; and the Gold Coast University Hospital. This resulted in a large pipeline of health projects that supported elevated levels of health capital spending for several years, peaking in 2011-12.

Rail infrastructure

From 2006-07, investment in rail infrastructure ramped up significantly. However, with the privatisation of QR National Limited (now Aurizon Limited) in November 2010, the requirement for the Government to invest in rail freight infrastructure declined significantly.

Electricity infrastructure

From 2004-05, investment in electricity infrastructure ramped up in Queensland to meet the strong growth in demand and ensured Queenslanders could enjoy improved reliability and safety of supply. In more recent years, growth in electricity demand has slowed considerably, and Queensland’s network is more reliable and resilient than ever before. The Australian Energy Regulator (AER) has approved significantly reduced capital expenditure allowances for Energex and Ergon Energy Corporation Limited over the next 5 years – consumers have already started to see the benefits of this reduction, with network charges for typical residential customers reducing in 2015-16 and in 2016-17.

Queensland Motorways Limited (QML) and Ports

The divestment of QML, which had averaged almost $0.5 billion per year in PNFA in the four years to 2010-11, reduced the required amount of public spending on roadway infrastructure from 2011-12 onwards.

Similarly, the Port of Brisbane averaged over $100 million per annum of PNFA in the four years to 2009-10, before it was leased. Prior to lease, Abbot Point Coal Terminal had undergone the X50 expansion, at a cost of around $800 million. The significant expansion of the RG Tanna Coal Terminal by Gladstone Ports Corporations Limited (previously Central Queensland Ports Authority) in 2010-11 also contributed to increased levels of capital expenditure.

Budget Strategy and Outlook 2016-17

Natural disaster spending and Commonwealth stimulus

Natural disasters have contributed significantly to capital costs over the past decade. The Australian federation has supportive risk sharing arrangements for such events. Under these arrangements, and with certain thresholds and exclusions, the Australian Government contributes up to 75% towards the cost of repair and recovery from natural disasters. With a varying proportion of this funding going towards capital replacement, it also resulted in increased levels of capital expenditure.

Similarly, Commonwealth stimulus in response to the Global Financial Crisis, such as the Nation Building and Jobs Plan (which included funding programs such as Social Housing; Black Spots, Boom Gates and Community Infrastructure; and the Building the Education Revolution program), added to Queensland Government’s expenditure on capital.

Chart 6.4 below attempts to separate out capital expenditure that was due to unique and exceptional reasons, along with entities that are no longer in the public sector. As can be seen, the exceptional spending can make the capital program profile more variable. For example, on an unadjusted basis, the capital program (including PNFA, capital grants expenses and acquisitions of non-financial assets under finance leases) peaked at $16.601 billion in 2008-09. In contrast, the underlying or business as usual capital expenditure (after adjusting for extraordinary items) was $13.232 billion in 2008-09.

Chart 6.4	Capital program, Non-financial Public Sector[1]

Note:

1.	Figures for separately identified items based on budgeted and estimated actual amounts.

Source: Queensland Treasury.

Budget Strategy and Outlook 2016-17

Purchases of non-financial assets going forward

Going forward, the Government is increasingly funding its capital program through methods other than direct PNFA. For example, public private partnerships (PPPs) and finance leases provide alternative funding approaches for the development of new infrastructure or other capital.

Clearly, the magnitude of spending on PNFA that occurred from the mid-to-late 2000s was brought about by a range of exceptional and unique circumstances. The same level of expenditure on capital is not required through the forward estimates. However, even though it does not return to previous highs, the capital program is forecast to increase from its 2015-16 level.

6.2.3	Liabilities

General Government Sector

Estimated General Government Sector liabilities of $74.607 billion in 2015-16 are $548 million lower than the 2015-16 Budget, mainly due to the timing of expected flows from the merger of government-owned electricity network businesses and lower than expected capital outlays estimated for 2015-16. Offsetting this is the impact of lower yields and projected beneficiary payments increasing the superannuation liability.

Due to the Government’s commitment to sustainable fiscal management, General Government Sector borrowing is expected to fall $7.407 billion from $43.105 billion in 2014-15 to $35.698 billion in 2015-16.

Total liabilities in the General Government Sector in 2016-17 are budgeted to increase by $1.814 billion from the 2015-16 estimated actual.

General Government Sector borrowings of $37.775 billion are budgeted for 2016-17, $10.441 billion lower than the projection in the 2014-15 Budget and $786 million lower than projected at the time of the 2015-16 MYFER. The increase of $2.077 billion between 2015-16 estimated actual and the 2016-17 forecast supports PNFA of $5.452 billion.

By 30 June 2019, borrowing is expected to be $38.365 billion, $2.359 billion lower than anticipated at the 2015-16 Budget and $2.556 billion lower than the projection at the time of the 2015-16 MYFER as the Government implements the next stages of the Debt Action Plan.

Liabilities relating to employee entitlements (principally superannuation and long service leave) are projected to total $31.070 billion at 30 June 2017, a 3.6% decrease on the 2015-16 estimated actual. The State’s defined benefit fund has been closed to new entrants from 2008. Given the age profile of those employees still in that fund, retirements are also increasing. Accordingly, the State’s superannuation liability is now declining over the forward estimates. In addition, as anticipated bond rates slowly recover across the forward estimates, it is expected that superannuation liabilities will decline.

Budget Strategy and Outlook 2016-17

The remainder of the liabilities consist of payables and other liabilities such as unearned revenue and provisions.

The composition of the General Government Sector’s forecast liabilities at 30 June 2017 is illustrated in Chart 6.5.

The Government considers the General Government Sector debt to revenue ratio to be an important indicator, consistent with its fiscal principle of targeting ongoing reductions in Queensland’s relative debt burden (refer Chart 3.5 in Chapter 3).

Chart 6.5	Forecast General Government Sector liabilities by category, at 30 June 2017[1]

Note:

1.	Percentages may not add to 100% due to rounding.

Non-financial Public Sector borrowings

Non-financial Public Sector borrowings of $72.715 billion are expected for 2015-16, $1.398 billion lower than expected at the 2015-16 Budget, $1.163 billion lower than 2015-16 MYFER and $7.904 billion lower than forecast in the 2014-15 Budget.

Due to the Debt Action Plan measures being implemented by the Government refocusing the balance sheet to lower debt, by 30 June 2018, NFP Sector debt is projected to be $5.131 billion lower than the original 2014-15 Budget projections.

Budget Strategy and Outlook 2016-17

Non-financial Public Sector borrowings of $77.976 billion are now expected for 2018-19, $1.691 billion lower than expected at the 2015-16 MYFER. This largely reflects the Government’s commitment to fiscally responsible infrastructure investment, without increasing debt.

6.2.4	Net financial worth

The net financial worth measure is an indicator of financial strength. Net financial worth is defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial worth measure is broader than the alternative measure – net debt – which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side.

The net financial worth of the General Government Sector for 2015-16 is estimated at negative $14.766 billion, $1.409 billion lower than expected at the 2015-16 Budget mainly due to the impact of the decrease in the value of holdings in Public Financial Corporations.

6.2.5	Net financial liabilities

Net financial liabilities are total liabilities less financial assets, other than equity investments in other public sector entities. This measure is broader than net debt as it includes other significant liabilities, rather than just borrowings (for example, accrued employee liabilities such as superannuation and long service leave entitlements).

The net financial liabilities of the General Government Sector for 2015-16 are estimated to be $36.090 billion, $205 million higher than 2015-16 Budget.

Net financial liabilities remain relatively stable in 2016-17, then increase from 2017-18 mainly as investments are repatriated from the actuarially assessed defined benefit superannuation fund surplus to fund priority infrastructure projects.

6.2.6	Net worth

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Changes in the State’s net worth occur for a number of reasons including:

•	operating surpluses (deficits) that increase (decrease) the Government’s equity;

•	revaluation of assets and liabilities as required by accounting standards. For example, the Government’s accruing liabilities for employee superannuation and long service leave are determined by actuarial assessments;

•	movements in the net worth of the State’s investments in the Public Non-financial Corporations and Public Financial Corporations sectors; and

Budget Strategy and Outlook 2016-17

•	gains or losses on disposal of assets. Where the selling price of an asset is greater (less) than its value in an agency’s accounts, the resultant profit (loss) affects net worth.

The net worth of the General Government Sector in 2015-16 is estimated to be $167.084 billion. This is $6.617 billion lower than forecast in the 2015-16 Budget primarily due to downward revaluations of land and infrastructure assets at 30 June 2015, a decrease in the value of holdings in Public Financial Corporations and higher superannuation liabilities offset by lower stocks of borrowings.

From 2016-17, net worth is projected to steadily increase mainly as a result of the growth in non-financial assets.

6.2.7	Net debt

Net debt is the sum of advances received and borrowings less cash and deposits, advances paid and investments, loans and placements.

Net debt for the General Government Sector in 2015-16 is estimated to be $1.590 billion, $2.320 billion less than the 2015-16 Budget mainly as a result of deferrals of PNFA and changes to the timing of cash associated with dividend revenues. Net debt is forecast to increase across the forward estimates to fund priority infrastructure projects.

In the NFP Sector, net debt is estimated at $36.964 billion in 2015-16, $1.237 billion less than the 2015-16 Budget. Net debt is expected to increase to $39.903 billion in 2016-17 and then grow in line with borrowings and investment redraws through to 2019-20.

6.3	Cash flows

The cash flow statement provides information on the Government’s estimated cash flows from its operating, financing and investing activities.

The cash flow statement records estimated cash payments and cash receipts and hence differs from accrued revenue and expenditure recorded in the operating statement. In particular, the operating statement records certain revenues and expenses that do not have an associated cash flow (for example, depreciation expense). The timing of recognition of accrued revenues or expenses in the operating statement may differ from the actual cash disbursement or receipt (for example, tax equivalents). A reconciliation between the cash flows from operations and the operating statement is provided in Table 6.2.

The cash flow statement also records cash flows associated with investing and financing activities that are otherwise reflected in the balance sheet. For example, purchases of capital equipment are recorded in the cash flow statement and impact on the balance sheet through an increase in physical assets.

The cash flow statement provides the cash surplus (deficit) measure which is comprised of the net cash flow from operating activities plus the net cash flow from investment in non-financial assets (or physical capital).

Budget Strategy and Outlook 2016-17

The Australian Bureau of Statistics Government Finance Statistics (GFS) surplus (deficit) is derived by including the initial increase in liability at the commencement of finance leases in the cash surplus (deficit). This measure is also used to derive the Loan Council Allocation nomination, provided in Chapter 9.

The estimated General Government Sector cash surplus of $821 million in 2015-16 is $1.405 billion higher than that forecast at the time of the 2015-16 Budget. This is largely due to the lower than expected PNFA.

After taking into account PNFA of $5.452 billion, a cash deficit of $1.550 billion is forecast for 2016-17, $798 million higher than at MYFER due to a change in the timing of dividend flows from electricity distributors.

Net cash flows from investments in financial assets for policy purposes include net cash flows from disposal or return of equity, and net equity injections into government-owned corporations. Cash flows from the return of equity in the energy network businesses and select non-network businesses as a result of the enhanced Debt Action Plan are expected to total almost $5 billion over the period 2015-16 to 2019-20.

Net cash flows from investments in financial assets for liquidity purposes represent net investment in financial assets to cover liabilities such as superannuation, other employee entitlements and insurance. The drawdown of long service leave assets and the repatriation of the actuarially assessed defined benefit superannuation fund surplus as a result of the enhanced Debt Action Plan, flow through this line in the Statement of Cash Flows.

Total General Government Sector PNFA of $5.452 billion are budgeted for 2016-17 and, over the period 2016-17 to 2019-20, PNFA are expected to total $23.865 billion in the General Government Sector. As discussed in 6.2.2, these PNFA are funded to the extent of around 65% by operating cash flows.

6.4	Reconciliation of operating cash flows to the operating statement

Table 6.2 provides a reconciliation of the cash flows from operating activities to the operating result for the General Government Sector.

Budget Strategy and Outlook 2016-17

Table 6.2	General Government Sector: reconciliation of cash flows from operating activities to accrual operating activities[1]

	2015-16 Est. Act. $ million	2016-17 Budget $ million
Revenue from transactions	49,976	53,449
Plus/(less) movement in tax equivalent and dividend receivables	1,291	(665)
Plus GST receipts	1,731	1,736
Plus/(less) movement in other receivables	(470)	(378)
Equals cash receipts from operating activities	52,528	54,142
Expenses from transactions	49,824	52,582
(Less) non-cash items
Depreciation and amortisation expense	(3,367)	(3,501)
Accrued superannuation expense	(1,723)	(1,691)
Accrued employee entitlements	(480)	(485)
Other accrued costs	(78)	(73)
Plus superannuation benefits paid – defined benefit	1,622	1,923
Plus/(less) movement in employee entitlement provisions	170	250
Plus/(less) GST paid	1,685	1,719
Plus/(less) movement in other provisions and payables	97	(143)
Equals cash payments for operating activities	47,749	50,581

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

The main difference between the accrual operating statement and the cash flow relates to the timing of cash payments and receipts and their recognition in accrual terms and the inclusion of non-cash expenses and revenues. The largest differences between accrual accounting and cash flows are in relation to depreciation and superannuation. Differences due to the timing of receipt or payment of amounts are recorded as either a receivable or payable in the balance sheet.

Budget Strategy and Outlook 2016-17

7	Intergovernmental financial relations

Features

•	The 2016-17 Commonwealth Budget provided additional interim short-term funding for health and education. However, this does not fully address funding cuts made to health (around $11.8 billion) and education (around $6 billion) in the 2014-15 Commonwealth Budget. In addition, uncertainty of funding for the critical areas of early childhood education, skills reform, homelessness, remote Indigenous housing and mental health is posing a considerable fiscal risk to Queensland’s capacity to manage future service delivery responsibilities.

•	The 2016-17 Commonwealth Budget deferred around $1.1 billion in Natural Disaster Relief and Recovery Arrangements (NDRRA) funding to Queensland from 2015-16 to 2016-17 and 2017-18. The decision of the Australian Government to defer the reimbursement of funds for reconstruction work already undertaken by Queensland was made without prior consultation with the State.

•	Estimated Australian Government funding in 2016-17 for Queensland (excluding NDRRA and payments for Commonwealth own-purpose expenditure) is $25.270 billion. Queensland is estimated to receive $10.973 billion in payments for specific purposes, with $864 million as National Specific Purpose Payments, $3.630 billion as National Health Reform funding, $3.868 billion as Students First funding and $2.611 billion as National Partnership payments. NDRRA funding of $746 million is expected in 2016-17.

•	The Commonwealth Grants Commission (CGC) 2016 Update Report recommended that Queensland’s share of goods and services tax (GST) increase in 2016-17. This recognises the impact of factors beyond the State’s control, such as high NDRRA expenditure relating to 2011 and 2012 disaster events and weaker mining revenue owing to declining coal prices.

•	Queensland is estimated to receive $14.297 billion of GST revenue in 2016-17, $2.125 billion more than its population share. Total GST revenue to all states is expected to be $60.660 billion in 2016-17, an increase of $3.210 billion or 5.6% on 2015-16.

Budget Strategy and Outlook 2016-17

7.1	Federal financial arrangements

Federal financial relations in Australia are characterised by vertical fiscal imbalance (VFI). This is where the Australian Government’s own spending responsibilities are less than its revenue, and state and territory governments’ spending responsibilities are greater than their revenue. The Australian Government collected the majority of taxation revenues (80.0%) in 2014-15, whilst the states collected 16.5% and local governments collected the remaining 3.5%.1 The states and territories (states)2 require grants from the Australian Government to meet their spending responsibilities. These grants represent 46.7% of all states’ revenues in 2016-17, based on the Australian Government’s budget estimates.3

VFI in Australia arises from a number of factors including:

•	The Australian Constitution, which precludes states from levying customs duty or excise duty, or introducing taxes based on the value of goods produced, for example, a consumption or retail tax.

•	Restrictions imposed by the Australian Government, particularly on the states’ levying of income tax. While the Constitution permits states to levy income tax, High Court decisions effectively allow the Australian Government to obstruct the states’ application of this power through its ability to reduce other grants to offset any revenue benefits to a state that chooses to raise its own income tax.

•	Agreements with the Australian Government, which prevent reinstatement of taxes that were abolished under the arrangements associated with the introduction of the GST. These include a number of duties and financial taxes, such as debits tax.

In Australia, governments look to address VFI through a system of intergovernmental grants from the Australian Government to the states. Just over half these grants are untied ‘general revenue assistance’, mainly the proceeds from the GST. Most other grants are payments for specific purposes, provided to fund particular activities.

National tax reform and other changes since 2000 have led to an increase in VFI. Chart 7.1 shows that while all states received 35.0% of their revenues from the Australian Government in 1999-2000, this is forecast to increase to 46.7% in 2016-17. In contrast, the proportion of all states’ General Government Sector revenues from state taxes4 has declined from 39.8% in 1999-2000 to 32.2% in 2016-17.

[1]	ABS Government Finance Statistics Cat No. 5506.0.
[2]	States refers to states and territories unless otherwise specified.
[3]	National aggregates and interstate comparisons in this chapter will use Australian Government estimates for consistency. Queensland specific figures are consistent with Queensland Budget estimates.
[4]	State taxes include transfer duty, land tax, payroll tax, gambling tax, insurance tax and motor vehicle tax.

Budget Strategy and Outlook 2016-17

Chart 7.1	General Government revenue sources, all states, 1999-2000 and 2016-17[1]

Note:

1.	2016-17 are estimates.

Sources: ABS Government Finance Statistics Cat No. 5512.0 and state and Australian Government Budget papers.

One of the outcomes of VFI has been overlap and duplication in roles and responsibilities relating to service delivery and infrastructure provision, particularly in the areas of health and education. This can result in excessive administration, unnecessary additional costs, blurred accountability and a misallocation of resources to areas of lower priority. Receiving a significant proportion of their revenue through Australian Government grants leaves states subject to unilateral decisions by the Australian Government affecting the stability and predictability of their finances.

Another important element of Australian federal financial arrangements is the process of horizontal fiscal equalisation (HFE). Like many federations, different Australian states have different capacities to raise revenue or deliver services owing to factors largely beyond their control, such as demography, socio-economic status, geography and natural resources. The HFE process is designed to equalise the states’ fiscal capacities. Under the process, GST revenue is distributed amongst state governments so they have the capacity to provide similar levels of services to their communities.

The Commonwealth Grants Commission provides advice to the Treasurer of Australia on the distribution of GST revenue.

Budget Strategy and Outlook 2016-17

7.1.1	2016-17 Commonwealth Budget

The Australian Government released its 2016-17 Budget on 3 May 2016. The 2016-17 Commonwealth Budget provided additional interim short-term funding for health and education from 2017-18.

Despite the additional funding for some agreements, the 2016-17 Commonwealth Budget does not provide any ongoing funding certainty for the critical areas of early childhood education, skills reform, homelessness, remote Indigenous housing and mental health, where existing agreements will expire in the coming years. This poses a considerable risk for Queensland’s capacity to manage future service delivery responsibilities when faced with uncertainty around the Australian Government’s commitment to longer-term agreements.

The 2016-17 Commonwealth Budget deferred the payment to Queensland of around $1.1 billion in NDRRA funding, which was expected in 2015-16.

The fiscal and service delivery challenges for Queensland arising from funding cuts made to health (around $11.8 billion) and education (around $6 billion) in the 2014-15 Commonwealth Budget remain.

Details of the key impacts of the 2016-17 Commonwealth Budget is provided in Box 7.1.

Box 7.1	Key impacts of the 2016-17 Commonwealth Budget

Deferral of NDRRA payments

Under the NDRRA, the Australian Government provides up to 75% of funding to assist states with relief and recovery assistance after eligible natural disasters.

NDRRA funding was expected in 2015-16 as published in the 2015-16 Commonwealth Mid-Year Economic and Fiscal Outlook (MYEFO) in December 2015. Prior to the 2016-17 Commonwealth Budget, there was no advice from the Australian Government to suggest it would defer funding to the State.

Nonetheless, in the 2016-17 Commonwealth Budget, the Australian Government deferred the payment of around $1.1 billion in NDRRA funding to Queensland for up to two years.

The decision of the Australian Government to defer the reimbursement of funds for reconstruction work already undertaken by the State following natural disaster events will impact on the State’s revenue and the net operating position. While Queensland recognises that the Australian Government undertakes assurance processes on NDRRA claims, this process was already well progressed with Emergency Management Australia. Uncertainty around the timing of NDRRA reimbursements and arbitrary Commonwealth decisions to withhold payment, despite due processes being followed, make it challenging for the State to plan its Budget.

Budget Strategy and Outlook 2016-17

Expiring agreements

The 2016-17 Commonwealth Budget did not provide for an extension of funding for several agreements due to expire over the current and next two financial years. The most significant of these agreements are:

•	Mental Health Reform, with the current agreement providing $51.5 million in funding to Queensland over five years, and expiring in 2015-16.

•	Universal Access to Early Childhood, with the current agreement providing $175.9 million in funding to Queensland over two calendar years, and expiring in 2017-18. There have been four Early Childhood Education agreements since 2009 worth $651 million to Queensland.

•	Skills Reform, with the current agreement providing $356.9 million in funding to Queensland over five years, and expiring in 2016-17.

•	Homelessness, with the current agreement providing $57.4 million in funding to Queensland over two years, and expiring in 2016-17. There have been four homelessness agreements since 2008 worth $258 million to Queensland.

•	Remote Indigenous Housing, with total funding of $1.126 billion to Queensland over 10 years, expiring in 2017-18.

The Homelessness and Early Childhood Education and Care National Partnerships have both been renewed a number of times, often for short extensions only. This uncertainty impacts on Queensland’s capacity to undertake effective service delivery and budgetary planning in these sectors.

The Adult Public Dental Services agreement is to be replaced by a new Child and Adult Public Dental Health Scheme; however, the Australian Government is yet to provide details of the new scheme.

When the Australian Government decides to cease funding for expiring agreements, this presents a significant ongoing fiscal risk, with impacts on the quality and continuity of much needed services delivered to vulnerable members of the community by state governments.

Budget Strategy and Outlook 2016-17

7.1.2	Opportunities for reform

The Queensland Government participated in the economic and fiscal reform agenda being undertaken by the Australian Government through the Tax and Federation White Papers. Queensland worked productively with other jurisdictions to seek to address the key fiscal challenge of ensuring government finances are on a sustainable footing, especially in core areas of state service delivery responsibility such as hospitals and schools. The sustainability of funding arrangements in these areas has been significantly tested by the funding cuts to Queensland of around $18 billion in the 2014-15 Commonwealth Budget.

In early 2016, the Australian Government confirmed that the tax and federation reform processes would no longer be culminating in White Papers, but funding and competition reforms would be progressed through the Council of Australian Governments (COAG).

Funding reforms

On 1 April 2016, COAG agreed to an interim funding arrangement for hospitals and health reform, worth around $2.9 billion nationally over three years. This funding was reflected in the recent Commonwealth Budget. Its interim and insufficient nature underlines the importance of continuing to work towards a sustainable long-term funding agreement with the Australian Government.

COAG also agreed that discussions on new funding arrangements for schools should be concluded in early 2017. While the 2016-17 Commonwealth Budget subsequently included some additional funding for schools over the interim period, the Australian Government and the states will still continue working towards a long-term funding model.

These additional funds for hospitals and schools improve Queensland’s capacity to delivery high quality services to the community. But they are both short-term approaches, and they represent only partial solutions to the funding challenge as they do not reverse the funding cuts of the 2014-15 Commonwealth Budget. Work remains to be done to build stable, sustainable and certain funding models for health and education over the longer-term.

Competition reform

The final report of the Australian Government’s Competition Policy Review, released in March 2015, presents further opportunities for reform. The Queensland Government provided its response to the Review to the Australian Government in mid-2015, expressing general support for proposals which increase competition and which lead to real and meaningful benefits to people and the economy. The Australian Government subsequently responded to the Review on 24 November 2015, indicating it would accept a majority of its recommendations.

Because many of the Competition Policy Review’s recommendations concern policies of joint federal-state responsibility, Queensland is working with other jurisdictions to consider proposals that will benefit Queenslanders. At its April 2016 meeting, COAG agreed to the development of a new intergovernmental agreement on productivity-enhancing competition reforms. The new agreement will incorporate:

Budget Strategy and Outlook 2016-17

•	an updated set of federal-state competition principles drawing from, and expanding on, those recommended by the Competition Policy Review;

•	shared national and state-specific competition and productivity reforms;

•	independent evaluation and assessment mechanisms; and

•	innovation payments, based on performance, including consideration of recent reforms.

A draft agreement is expected to be considered by COAG later in 2016. The Queensland Government’s approach to these discussions will be to ensure the agreed reforms will help grow the Queensland economy and provide real benefits to Queenslanders.

7.2	Australian Government funding to the states

The framework for federal financial relations is set out in the Intergovernmental Agreement on Federal Financial Relations (IGA). The IGA outlines the Australian Government’s commitment to provide ongoing financial support to the states through two types of grants - general revenue assistance and payments for specific purposes.

General revenue assistance grants are able to be used by the states for any purpose (untied funding). Payments for specific purposes are considered tied funding, where the state is restricted in how the funding can be spent (either by sector or for specific projects or reforms). Chart 7.2 outlines Australian Government grants to states.

Budget Strategy and Outlook 2016-17

Chart 7.2	Breakdown of Australian Government grants to states, 2016-17[1]

Note:

1.	NHR is funding under the National Health Reform. NPs is funding for National Partnership payments.

Source: 2016-17 Commonwealth Budget Paper No. 3.

Table 7.1 shows total Australian Government payments to the states in 2016-17 are expected to be $116.545 billion, an increase of $8.350 billion, or 7.7%, when compared with 2015-16. This growth is primarily driven by increases to the payments for specific purposes.

GST revenue from the Australian Government to all states is expected to be $60.660 billion in 2016-17, an increase of 5.6% in nominal terms. In real per capita terms, GST is expected to increase by 2.0% in 2016-17.

Total payments for specific purposes in 2016-17 are expected to be $55.280 billion, a 10.7% increase in nominal terms and a 6.9% increase in real per capita terms compared with 2015-16.

Budget Strategy and Outlook 2016-17

Table 7.1	Estimated Australian Government payments to the states, 2015-16 and 2016-17[1]

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million
GST revenue	54,342	57,450	60,660
Payments for specific purposes
National Partnership payments	13,681	12,908	16,068
National Specific Purpose Payments	4,143	4,220	4,306
National Health Reform Funding	15,466	17,196	17,912
Students First – Education Reform Funding	14,707	15,636	16,996
Total payments for specific purposes	47,997	49,958	55,280
Other general revenue[2]	1,083	786	605
Total payments	103,423	108,195	116,545

Notes:

1.	Numbers may not add due to rounding.
2.	Include payments to the Australian Capital Territory for municipal services, compensation for reduced royalties, royalties and Snowy Hydro Limited tax compensation.

Source: 2016-17 Commonwealth Budget Paper No. 3.

Table 7.2 shows the expected shares of total Australian Government payments to each state for 2016-17 compared with each state’s population share.

Queensland is expected to receive payments above its population share, with above-population shares of payments for both general and specific purposes, for reasons explained in Sections 7.4 and 7.5.

Budget Strategy and Outlook 2016-17

Table 7.2	Relative shares of Australian Government payments to the states, 2016-17[1]

	Share of payments[2] %	Share of population %	Relative share[3] %
New South Wales	30.5%	32.0%	95.3%
Victoria	22.4%	25.1%	89.4%
Queensland	22.5%	20.1%	112.3%
Western Australia	7.0%	10.9%	63.6%
South Australia	8.8%	7.1%	123.8%
Tasmania	3.1%	2.1%	145.0%
Australian Capital Territory	1.8%	1.6%	110.1%
Northern Territory	3.9%	1.0%	383.6%

Notes:

1.	Numbers may not add due to rounding.
2.	Excludes payments unallocated among the states and territories in the Commonwealth Budget papers, and royalties paid by the Australian Government to Western Australia and the Northern Territory.
3.	A state’s relative share is measured as its funding share as a percentage of its population share (may not divide due to rounding).

Source: 2016-17 Commonwealth Budget Paper No. 3.

7.3	Australian Government funding to Queensland

Queensland’s reliance on Australian Government funding is expected to increase from 34.8% in 1999-2000 to an estimated 48.7% in 2016-17 (see Chart 7.3). This is consistent with the national trend (shown in Chart 7.1).

Budget Strategy and Outlook 2016-17

Chart 7.3	General Government Sector revenue sources, Queensland, 2016-17[1]

Note:

1.	Percentages may not add to 100% due to rounding.

Sources: 2016-17 Commonwealth Budget Paper No. 3 and Queensland Treasury estimates.

Estimated Australian Government funding in 2016-17 for Queensland, included in the 2016-17 Queensland Budget, is $25.270 billion1, an increase of $2.462 billion, or 10.8%, compared with 2015-16 (as shown in Table 7.3). This amount excludes payments for NDRRA of around $746 million in 2016-17.

[1]	This figure differs to Chapter 4 Australian Government grants estimates, owing to the exclusion of direct Australian Government payments to Queensland departments for Commonwealth own purpose expenditure.

Budget Strategy and Outlook 2016-17

Table 7.3	Estimated Australian Government payments to Queensland1, [2]

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million
GST revenue	11,746	13,044	14,297
GST balancing item[3]	69	78	—
Total payments for general purposes	11,816	13,122	14,297
Payments for specific purposes
National Partnership payments (excluding NDRRA)[4]	1,853	1,919	2,611
National Specific Purpose Payments	839	856	864
National Health Reform Funding	3,060	3,409	3,630
Students First – Education Reform Funding	3,254	3,502	3,868
Total payments for specific purposes (excluding NDRRA)[4]	9,005	9,686	10,973
Total payments (excluding NDRRA)[4]	20,821	22,808	25,270

Notes:

1.	Numbers may not add due to rounding.
2.	Does not include Australian Government funding direct to Local Governments.
3.	The balancing adjustment accounts for differences between the GST paid to states and the final GST pool size and population outcomes in the prior year (2013-14 and 2014-15).
4.	NDRRA funding is excluded from total payments because this funding will only arise following a reimbursement claim for expenditure on eligible natural disasters. Differs from Chapter 4 due to the exclusion of direct Australian Government payments to Queensland agencies and Local Government for Commonwealth own purpose expenditure.

Sources: 2016-17 Commonwealth Budget Paper No. 3 and Queensland Treasury estimates.

Queensland expects to receive $14.297 billion of GST revenue in 2016-17, $2.125 billion greater than its population share. In the same year, total payments for specific purposes are forecast to be $10.973 billion, with $3.630 billion as National Health Reform funding, $3.868 billion as Students First funding, $864 million as National Specific Purpose Payments and $2.611 billion as National Partnership payments.

7.4	GST revenue payments

Under the terms of the IGA, states receive the revenue collected by the Australian Government’s GST. The IGA also requires GST revenue to be distributed on the basis of horizontal fiscal equalisation (HFE) principles. The application of HFE principles aims to give all states the same fiscal capacity to deliver services to their populations after the distribution of the GST, taking into account states’ capacities to raise revenue from their own sources, as well as their different expenditure needs.

Budget Strategy and Outlook 2016-17

The Commonwealth Grants Commission (CGC) is tasked with recommending state shares of GST funding to the Australian Government. The amount of GST revenue received by an individual state is determined by the national pool of revenue collected through the GST and the Australian Government’s determination of the distribution of that revenue amongst the states.

In April 2016, the Australian Government released the results of the CGC’s Report on GST Revenue Sharing Relativities – 2016 Update (the 2016 CGC Update Report) which considered changes in state circumstances to determine the distribution of GST. More information on the 2016 CGC Update Report is provided in Box 7.2.

7.4.1	Queensland’s share of GST revenue

The Australian Government has accepted the CGC’s recommendations of GST revenue sharing relativities as the basis for the distribution of the GST revenue to the states in 2016-17.

In the 2016 CGC Update Report, the CGC recommended an underlying increase in Queensland’s share of GST revenue. The CGC’s recommended relativity for Queensland increased to 1.17109 for 2016-17, up from 1.12753 in 2015-16. Table 7.4 shows the relativities and resulting GST distributions for each state and territory. Relativities are discussed in more detail in Box 7.2.

Table 7.4	Recommended relativities and estimated GST shares, 2016-17

	NSW	Vic.	Qld	WA	SA	Tas.	ACT	NT
CGC recommended relativity	0.90464	0.90967	1.17109	0.30330	1.41695	1.77693	1.15648	5.28450
GST share ($ million)	17,634	13,886	14,297	2,019	6,101	2,307	1,154	3,262
GST per capita ($)	2,265	2,278	2,932	759	3,548	4,449	2,896	13,231

Sources: 2016-17 Commonwealth Budget Paper No. 3, Commonwealth Grants Commission Report on GST Revenue Sharing Relativities – 2016 Update.

Queensland’s share of GST for 2016-17 has increased because of:

•	A higher level of natural disaster relief and recovery arrangements (NDRRA) expenses, owing to the high level of disaster spending in 2013-14 relating to 2011 and 2012 disaster events. NDRRA expenses are shared between the Australian Government and states, with the Australian Government providing reimbursement for a proportion of state expenses resulting from a natural disaster. The GST distribution takes into account the proportion of NDRRA expenses that are not reimbursed by the Australian Government, as these arise from circumstances beyond states’ control.

•	Declining prices for coal. Queensland receives less GST because of its higher capacity to collect royalties on coal. Lower prices reduced the royalties Queensland received, which in turn reduces the GST redistributed away from Queensland.

Budget Strategy and Outlook 2016-17

These gains were partially offset by slower population growth. Queensland’s GST share is normally increased because our above-average population growth rate implies a greater need for infrastructure investment. However, because Queensland’s population growth has slowed, we have benefited less from this than in recent years.

More detail on the outcomes of the 2016 CGC Update Report is in Box 7.2.

7.4.2	Queensland’s GST relativity

A GST relativity is a measure of a state’s fiscal capacity to deliver services to its community, taking into account factors such as the relative strength of the state’s tax base, its unique service delivery costs, and so on. To determine the GST share of each state, the CGC uses a three-year average of single-year relativities (with a two-year lag). The three-year average relativities, combined with updated data on the expected size of the total GST pool and the populations of the states, are used to determine the GST distributions for the states. This means that the recommended GST distribution for 2016-17 has been determined using data for 2012-13, 2013-14, and 2014-15. This methodology smooths the impact of single-year relativity changes, so that states’ GST shares are more predictable and less volatile.

For the last few years, Queensland’s single-year relativity has been above 1.0 meaning Queensland has been assessed as having a lower than average fiscal capacity, requiring a greater than population share of GST. This reflects the relatively higher cost of service provision in the State.

Queensland will continue to be impacted by the recommendations in the 2015 Review Final Report, in which Queensland received its highest single-year relativity since the introduction of the GST. This result was driven primarily by short-term factors outside of the State’s control, such as the significant rebuilding following natural disasters in Queensland.

As shown in Chart 7.4, Queensland’s three-year average relativity has risen for the fourth consecutive year. While the single-year relativity has fallen in 2014-15, the historically high 2013-14 single-year relativity will continue to impact Queensland’s GST share until 2017-18.

However, the factors driving the 2013-14 result are short-term. Net expenses for NDRRA are expected to remain low, and Western Australia’s mining revenue has been adversely affected by a fall in iron ore prices. Queensland’s share of GST can be expected to move closer to 1.0 once the short-term impacts of 2013-14 factors are removed from the averaging process.

Budget Strategy and Outlook 2016-17

Chart 7.4	Queensland’s GST relativity, 2000-01 to 2016-17[1]

Note:

1.	GST shares have used a three-year average of single-year relativities since 2010-11. Previous average relativities were based on a five-year average of single-year relativities. Average relativities are calculated with a two-year lag.

Sources: Commonwealth Grants Commission Report on GST Revenue Sharing Relativities – 2016 Update, Queensland Treasury.

In general, the CGC assesses Queensland as having higher than average expenditure needs, owing to the State’s higher proportions of remote and Indigenous populations. Other factors, such as a higher capacity to raise revenue from mining royalties and lower assessed public sector wage costs, offset these additional needs.

In the longer-term, Queensland’s fiscal capacity can be expected to be nearer to the average of states (that is, a relativity of 1.0). However, many of the factors impacting Queensland’s relativity are volatile, such as transfer duty, mining revenue, natural disaster relief and other Australian Government payments.

Mining revenue is heavily influenced by volatile commodity prices, while Queensland’s relative capacity to raise revenue from transfer duty is driven by differences in the timing of property cycles between states, and NDRRA expenses are driven by the incidence of large disasters.

The significant impact of volatile factors means that while Queensland’s relativity may be nearer to the average of all states in the longer-term, on an annual basis it will continue to fluctuate, and be above 1.0 in some years and below in others.

Budget Strategy and Outlook 2016-17

Chart 7.5 shows the impact of the volatile assessments.

Chart 7.5	Contribution of volatile assessments to Queensland’s difference from an equal per capita share of GST (three year average)[1,2]

Notes:

1.	NDRRA data for earlier years are not available.
2.	Contributions are scaled to the growth in the pool size from 2004-05 to 2016-17 to improve comparability.

Sources: Commonwealth Grants Commission and Queensland Treasury.

Budget Strategy and Outlook 2016-17

Box 7.2	2016 CGC Update Report

In April 2016, the CGC released its Report on GST Revenue Sharing Relativities – 2016 Update, which is used to determine the distribution of GST among the states. The 2016 CGC Update Report recommended that Queensland’s share of GST revenue be increased, with an underlying impact of $520 million in 2016-17. The ‘underlying impact’ reflects the effect of the change in assessed fiscal capacities on the GST distribution compared to the previous year, distinct from the effects of changes in pool size and population. The 2016 CGC Update Report takes account of changes to states’ circumstances and revisions to the data used in the CGC’s assessments. Table 7.5 shows the contribution of these factors to the underlying impact for each state and territory.

Table 7.5	Underlying changes in GST allocations 2016-17 ($ million)1, [2]

	NSW	Vic.	Qld	WA	SA	Tas.	ACT	NT
Data revisions	(42)	34	30	(44)	(22)	(9)	50	2
States’ circumstances	(808)	213	491	63	267	(48)	6	(183)
Total change	(850)	248	520	20	245	(57)	55	(182)

Notes:

1.	Bracketed numbers represent negative amounts.
2.	Numbers may not add due to rounding.

Sources: Commonwealth Grants Commission Report on GST Revenue Sharing Relativities – 2016 Update.

Updates to the CGC’s recommended relativities are designed to capture changes in factors beyond the states’ control that impact their fiscal capacities. Queensland’s GST share reflects the cost of providing services across our State, offset by the revenues we are able to collect. The increases in Queensland’s GST share was mainly driven by the weakening in Queensland’s circumstances in 2014-15 relative to in 2011-12.

For Queensland, high NDRRA expenditure (net of contributions from the Australian Government) as well as a fall in the value of mining production (notably coal) has led to the increased GST share in 2016-17. This increase is not a windfall; rather, it recognises that Queensland’s circumstances have resulted in higher Government expenses and weaker revenues than other states.

Budget Strategy and Outlook 2016-17

7.5	Payments to Queensland for specific purposes

7.5.1	Structure of payments for specific purposes

Payments for specific purposes comprise National Specific Purpose Payments (SPPs), National Health Reform funding, Students First funding and National Partnership (NP) payments. These payments represent a significant source of revenue to Queensland, comprising 21.9% of total expected revenue in 2016-17 and 45.0% of Australian Government funding to Queensland.

Projections of specific purpose funding to Queensland

Funding for National SPPs is relatively stable across the forward estimates, with growth of around 2.2% in 2017-18 and 2018-19 before decreasing in 2019-20. This decrease reflects the full implementation of the NDIS in 2019-20, which will redirect the National Disability SPP to the NDIS. The underlying growth of National SPPs across the forward estimates without the National Disability SPP is around 1.5%.

Growth in National Health Reform (NHR) funding is stable at around 6.1% each year from 2017-18 to 2019-20. Growth in Students First funding is 5.0% in 2017-18, declining to 3.6% in 2018-19, and then increasing to 6.0% in 2019-20. The increase in 2017-18 is mainly driven by additional funding provided nationally over four years (from 2017-18) for government and non-government schools. Total payments for specific purposes decrease in 2018-19 mainly because of time-limited NP agreements ceasing in 2017-18.

The level of NP payments varies from year to year, depending on the nature and duration of agreements, and the value of new agreements. Chart 7.6 outlines how NP funding, including NDRRA, is expected to rise to $3.367 billion in 2017-18, before declining to $1.498 billion in 2019-20. This variability is primarily due to fluctuations in the timing of funding for NDRRA and infrastructure payments, and expiring NP agreements.

Budget Strategy and Outlook 2016-17

Chart 7.6	Payments for specific purposes to Queensland[1]

Note:

1.	Excludes Australian Government direct funding to local government.

Sources: 2016-17 Commonwealth Budget Paper No. 3 and Queensland Treasury estimates.

7.5.2	National Specific Purpose Payments

National SPPs are an ongoing financial payment to the states for service delivery in a particular sector. National SPPs are considered to be ‘tied’ payments since they must be spent in the relevant sector. Apart from this condition, states have total budget flexibility to allocate SPP funding within the relevant sector according to their priorities. In turn, states are accountable to their communities on SPP expenditure and the achievement of outcomes, as set out in the associated National Agreements.

In addition to funding for health and education, there are three National SPPs to the states for skills and workforce development; disability services and affordable housing. Chart 7.7 shows the breakdown of Australian Government funding across these sectors for SPPs, National Health Reform funding and Students First funding.

Budget Strategy and Outlook 2016-17

Chart 7.7	National Specific Purpose Payments by sector, 2016-17[1]

Note:

1.	Percentages may not add to 100% due to rounding.

Sources: 2016-17 Commonwealth Budget Paper No. 3 and Queensland Treasury estimates.

National Health Reform funding

The National Health Reform Agreement (NHRA) commenced on 1 July 2012. Under this arrangement, growth in funding from the Australian Government was based on 45.0% of the efficient costs of additional hospital activity, increasing to 50.0% in 2017-18. In the 2014-15 Commonwealth Budget, the Australian Government revised the indexation arrangement, with funding from 2017-18 to be tied to a combination of the CPI and population growth.

At the April 2016 Council of Australian Governments meeting, the Australian Government and the states signed a Heads of Agreement for interim funding for public hospitals from 1 July 2017 to 30 June 2020, ahead of consideration of longer-term arrangements. This will see the continuation of the link between Australian Government funding and activity levels. Under the terms of the agreement, the Australian Government will fund 45.0% of the efficient growth, up to a contribution growth cap of 6.5% per annum. For block funded services, the Australian Government will fund 45.0% of the efficient growth.

Budget Strategy and Outlook 2016-17

Funding for this agreement was confirmed in the 2016-17 Commonwealth Budget. It estimated an additional $2.9 billion nationally will be available to public hospital services between 2017-18 and 2019-20. In 2016-17, Queensland is expecting to receive total Commonwealth funding of $3.630 billion for public hospitals ($15.909 billion over four years to 2019-20).

Students First – A fairer funding agreement for schools

In the 2014-15 Commonwealth Budget, the Australian Government announced that from the 2018 school year onwards, the Students First funding will be indexed to CPI with an allowance for school enrolment numbers. This will result in a reduction to education funding for Queensland schools from the Australian Government compared to previous indexation arrangements.

In the 2016-17 Commonwealth Budget, the Australian Government announced additional funding of $1.2 billion nationally over four financial years from 2017-18, to provide further funding support for government and non-government schools for the 2018 to 2020 school calendar years. Schools funding, which will grow by 3.56% each year with an allowance for changes in enrolments, will be contingent on reform efforts by the states and the non-government schools sector to improve education outcomes.

The Students First funding in the 2016-17 Commonwealth Budget also included additional funding over two years (from 2016-17) for school students with disability.

Australian Government funding under Students First for Queensland Government schools will be $1.480 billion in 2016-17 ($6.359 billion over four years to 2019-20). Non-government schools funding will be $2.171 billion in 2016-17 ($9.304 billion over four years to 2019-20).

National Disability funding

The National Disability Insurance Scheme (NDIS) is Australia’s largest social reform in more than 40 years and will almost double the number of Queenslanders currently accessing disability services. In Queensland, the NDIS will assist more than 90,000 people with disability and contribute to expenditure of about $4 billion each year. By mid-2019, with the NDIS fully implemented, the National Disability Insurance Agency estimates an additional 15,900 to 19,400 full-time equivalent jobs will be created in Queensland’s disability sector.

In January 2016, early launch of the NDIS commenced in Townsville and Charters Towers for children aged under 18 years and on Palm Island for people with disability aged under 65 years. From 1 July 2016, the state-wide, progressive roll out will commence, with full implementation by 1 July 2019.

This significant reform to disability services will impact the National Disability SPP to Queensland in future years. When the NDIS reaches full roll-out in Queensland, the National Disability SPP will be redirected to the National Disability Insurance Agency, which will be responsible for administering the Scheme.

From 2019-20, the Australian and Queensland Government contributions to the NDIS will be around $2.140 billion and $2.035 billion respectively.

Budget Strategy and Outlook 2016-17

The Queensland Government has consistently argued the State should receive its full and fair share of the Medicare Levy Surcharge introduced in 2014. However, the Australian Government’s position is to ration the State’s access to these funds unless all jurisdictions hand over greater control of the NDIS to the Australian Government or share cost overrun risk. This is not acceptable to Queensland. The Australian Government’s stance effectively slows the pace of rollout of the NDIS in Queensland and results in the majority of participants waiting until 2018-19 to transition into the Scheme.

7.5.3	National Partnership payments

NP payments are paid to states to implement specific NP agreements. These agreements are usually time-limited and support the delivery of projects, facilitate reforms or reward states that deliver on national reforms or achieve service delivery improvements.

NP payments are an important source of revenue for Queensland. In 2016-17, proposed NP payments to Queensland, including NDRRA, will be 12.9% ($3.357 billion) of total Australian Government funding to Queensland.

NP funding by sector

Excluding payments for NDRRA, NP payments for infrastructure, housing, community services and education represent the major components of NP funding in 2016-17 (refer Chart 7.8), representing 89.7% of non-NDRRA NP funding. NDRRA payments are excluded as these payments only arise following a reimbursement claim for actual expenditure on eligible natural disasters.

Budget Strategy and Outlook 2016-17

Chart 7.8	National Partnership Payments by sector (excluding NDRRA), 2016-17[1]

Note:

1.	Excludes Australian Government direct funding to local government.

Sources: 2016-17 Commonwealth Budget Paper No. 3 and Queensland Treasury estimates.

Major funding agreements

The original intent of the Intergovernmental Agreement on Federal Financial Relations was for the number of NPs to be limited, allowing for funding to flow to states for efficient service delivery with a reduced reporting burden. Over time, the number of time-limited and low-value NPs has increased, reducing budget certainty and raising community expectations for ongoing services.

As of 31 May 2016, there were 48 active agreements between the Queensland Government and the Australian Government, with a further 14 agreements under development.

When agreements expire, states are left with limited opportunities to deal with the expiring NP as the final decision on continued funding is made through the Australian Government’s budget process. The expiry of a number of large NPs over the last few years in a tight fiscal environment has brought the risks posed by the number of fixed-term funding arrangements into sharp focus. States have had limited capacity to influence the continuation of expiring agreements and often there is little warning on whether funding will be continued. An early indication as to the continuation, lapse or other treatment of funding under expiring agreements is necessary, to enable states to undertake effective service delivery and budgetary planning.

Budget Strategy and Outlook 2016-17

In 2016-17, there are several agreements expiring, with minimal advice from the Australian Government about the future of these programs, which will have impacts on service delivery. Box 7.1 lists the key agreements expiring in 2015-16, 2016-17 and 2017-18 still facing uncertainty from the Australian Government.

Budget Strategy and Outlook 2016-17

8	Public Non-financial Corporations Sector

Features

•	The Government expects its businesses to operate commercially and efficiently. These businesses are central to the Government’s strategy to reduce debt and improve services to Queenslanders.

•	To drive this, the Government has initiated reform in a number of key industries across the sector. In the electricity industry, Energex and Ergon Energy Corporation Limited (Ergon Energy) will merge into a single energy business – ‘Energy Queensland’. A new energy services business will also be developed to deliver innovative products and create jobs.

•	The Government has also completed a review into the effectiveness of Powerlink and the generation businesses. Shareholding Ministers have developed mandates for the generation businesses to drive efficiencies and seek out new value growth areas.

•	A review into Queensland Rail is underway, for Government consideration in the second half of 2016. This review will provide a valuable opportunity to test existing structures and funding arrangements (i.e. the Transport Services Contract (TSC)), and their continued suitability in achieving the Government’s objectives.

•	The returns from the Public Non-financial Corporations (PNFC) sector are expected to moderate over the forward estimates (FE) period. This is largely driven by the Australian Energy Regulator’s (AER) 2015 electricity determinations, which reduced the amount of network revenue allowed to be collected by both Energex and Ergon Energy over the FEs. Transmission business Powerlink also expects a reduction in allowable revenue from 2017-18 when its new regulatory period begins.

•	Network charges make up around half of a typical residential electricity bill. Customers are seeing the benefits of reductions in allowable revenue, with residential prices stabilising in 2015-16 and 2016-17.

•	The Government is implementing a new cash management strategy for the government-owned corporations to make more effective use of available resources.

Budget Strategy and Outlook 2016-17

8.1	Context

A number of industries are covered by the PNFC Sector, including energy, rail, port and water. Queensland’s government-owned corporations (GOCs), declared by regulation to be GOCs under the Government Owned Corporations Act 1993 (Qld) (GOC Act), make up a large part of the PNFC sector. Also included in the sector are non-GOC entities, the Queensland Bulk Water Supply Authority (trading as Seqwater), Queensland Rail, local water boards and other public corporations.

GOCs are accountable for their financial performance and are required to be commercial and efficient organisations. These requirements are legislated under the GOC Act.

PNFC Sector entities provide services or commodities like other businesses. The entities incur costs and bear commercial risks to deliver their services or products and generate revenue from the sale of these services or products. The aim of these entities is to deliver vital services and also achieve a commercial rate of return which is returned to the Government as dividends. These dividends are used to pay for important community services like hospitals, education and concession payments and to repay Government debt.

In some cases, part of a PNFC entity’s revenue may arise from community service obligation (CSO) payments from the Government. These payments are used to subsidise a service or commodity, and allow it to be provided to the community at a lower price than it would be on a purely commercial basis.

8.2	Finances and performance

8.2.1	Earnings before interest and tax

Total forecast PNFC Sector earnings before interest and tax (EBIT) for 2015-16 are estimated to be $3.882 billion, slightly down from $3.987 billion forecast at the time of the 2015-16 Budget. This slight decrease is primarily due to lower than expected earnings in Ergon Energy and SunWater Limited (SunWater). This is somewhat offset by better than expected EBIT for the generation sector and Queensland Rail.

EBIT is then set to increase to $4.059 billion in 2016-17, with a decrease in 2017-18 to $3.672 billion, before recovering to $3.776 billion by 2019-20 (refer to Table 8.1).

Budget Strategy and Outlook 2016-17

Table 8.1	Earnings before interest and tax[1]

	2014-15 Actual $ million	2015-16 Budget $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Electricity Networks[2]	2,863	2,652	2,566	2,533	2,147	2,063	2,019
Electricity Generation[3]	731	320	372	482	540	449	504
Transport	603	547	611	621	592	671	783
Water	374	475	371	409	396	436	475
Other	(79)	(7)	(38)	14	(3)	(4)	(5)
Total PNFC sector Earnings Before Interest and Tax	4,492	3,987	3,882	4,059	3,672	3,615	3,776

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.
2.	The decline relates to lower earnings from Energex and Ergon Energy as a result of the AER regulatory determinations, and likely reduced returns from Powerlink in 2017-18 as a result of the AER determination.
3.	Includes Stanwell coal revenue sharing arrangements.

This decline in earnings from 2016-17 is attributable to decreasing earnings from Energex and Ergon Energy as a result of the AER’s 2015 regulatory determinations, and the sharp drop-off in 2017-18 is almost entirely due to the expected reduction in revenue for Powerlink when its new AER regulatory period begins. This decrease over the FEs is somewhat offset by increased earnings from the generation sector from 2016-17, and the transport and water sectors from 2018-19.

The improvement in the generation sector is driven by forecasts of increasing demand from the LNG industry. Similarly, the ports sector is expecting increased returns due to growth in LNG exports at the Port of Gladstone, and a general improvement in coal and bulk trade across all ports.

Energy Sector

Generation

The core business of CS Energy Limited (CS Energy) and Stanwell Corporation Limited (Stanwell) is the generation and sale of electricity. Combined, the companies have over 6,600 megawatts (MW) of installed capacity, a combination of coal, gas and hydroelectric plant. On top of the significant output, CS Energy also has access for trading purposes to 509 MW from the Gladstone Power Station. Together CS Energy and Stanwell account for around 64% of Queensland’s electricity generation capacity.

The generation businesses are facing significant challenges with the evolution of the electricity market and the growth of new technologies. After years of oversupply, the Queensland region of the National Electricity Market (NEM) is tightening as the LNG industry comes online. LNG related electricity consumption is expected to increase from 250 gigawatt hours (GWh) in 2013-14 to 7,840 GWh in 2018-19 as LNG plants on Curtis Island progressively commence operation.

Budget Strategy and Outlook 2016-17

Going forward, the forecast is for Queensland to have a higher average annual energy growth over the next 10 years due to growth in the economy. Further, Queensland is the only region in the NEM with forecast growth in its maximum demand level over the next 10 years.

The expected increase in electricity demand from the LNG industry will be tempered by the continued growth of solar photovoltaic (PV) panels and consumers’ ongoing sensitivity to increases in electricity retail tariffs. At 31 May 2016, installed PV capacity in Queensland was 1,516 MW.

In December 2015, the Queensland Government announced its decision not to merge the two government-owned generators. At the same time, the Queensland Government reaffirmed its commitment to realise efficiency savings over five years from the generation businesses. Since that time, the Queensland Government has been undertaking a review of Stanwell and CS Energy.

The review has focused on ensuring that the generation businesses operate as efficiently and effectively as possible. Importantly, the Queensland Government expects these businesses to focus on delivering stable and appropriate returns which will contribute meaningfully to the reduction in Government debt.

Networks

The Queensland Government owns three network businesses that are responsible for transporting safe, reliable electricity to consumers across the state.

Powerlink is a high-voltage transmission network that transports electricity long distances from generation plants to the distribution networks and connects Queensland to other states.

Ergon Energy and Energex are low-voltage distribution networks that take electricity from Powerlink’s transmission network and distribute it to households and businesses across Queensland. Ergon Energy is also Queensland’s second largest electricity retailer, providing retail services to the majority of customers in regional Queensland.

Revenues for these businesses are largely derived from network services that are regulated by the AER. The AER determines these revenues on a five-yearly basis, based on the businesses’ proposals and its view of the reasonable benchmark efficient costs for a network business. Energex and Ergon Energy both began a new five-year regulatory period on 1 July 2015, which significantly reduced their allowable revenues, resulting in lower prices for Queensland customers. To ensure customers would continue to benefit from this decision, the Government directed the businesses to not appeal the decision by the AER to facilitate stable electricity prices over the next five years.

From 30 June 2016, Energex and Ergon Energy will be merged under a new parent company (more information is provided in Box 8.1). This new parent company will be called Energy Queensland. In December 2015, the Queensland Government announced its decision not to include Powerlink as part of the merger, to allow it to focus on the unique challenges facing transmission businesses.

Budget Strategy and Outlook 2016-17

The Government is working with Powerlink to streamline operations and find efficiencies to benefit customers. This strategic review for Powerlink will consider the alignment of work practices between the network businesses and identify opportunities to improve the efficiency of high voltage work practices.

Powerlink’s current determination concludes in 2016-17. From 2017-18, Powerlink’s outlook will depend on the new determination set by the AER.

Energy Queensland and Powerlink will need to give significant consideration to their future roles in the energy market. As technology continues to advance, consumers will change the way they consume energy, and these businesses will need to evolve with the market to provide the services that consumers demand. The Government has stated its intention to operate these government-owned corporations as efficiently as possible for the long-term.

Budget Strategy and Outlook 2016-17

Box 8.1	Energy Queensland – a changed business for a changing market

The Government expects its network energy businesses to operate as efficiently as possible, ensuring that Queenslanders receive the services they deserve at the best possible price. In December 2015, the Queensland Government announced that government-owned electricity network businesses Ergon Energy and Energex would be merged into a single new business. The merged group will also include Ergon Retail, the businesses’ ICT provider SPARQ Solutions and a new energy services business. When established on 30 June 2016, the new business will have the scale and expertise to meet the changing needs of Queensland consumers, with more than $24 billion in assets.

This new merged business will be called Energy Queensland.

Based in Townsville, Energy Queensland will commence operation on 30 June 2016. This is an integral part of the Government’s plan to use savings from these businesses to reduce Government debt and provide better outcomes for Queensland taxpayers. Energy Queensland will be a more efficient business, releasing funds to invest in better services for all Queenslanders. Importantly, our energy businesses will remain in Queenslanders’ hands, instead of being sold-off and the dividend stream used for Government service delivery lost.

A more efficient business also means lower prices for Queenslanders over time, as capital and operational efficiencies are realised. Reducing duplication in areas like administration, shared services, boards, management and corporate governance, will mean less waste and more savings being passed back to consumers.

Energy Queensland will steer Energex and Ergon Energy towards the future, as a business that will proactively respond to the needs of the energy market. A key part of this new approach is the creation of an innovative energy services business within Energy Queensland. Also based in Townsville, the energy services business will facilitate opportunities for customers to access new grid-connected products, allowing them to regain control of their energy usage, lower their energy costs and create greater value from their investments in solar, batteries and other emerging technologies. It is anticipated that this will result in more job opportunities for electrical contractors as energy services grow in the future.

The structure of the new energy services business will ensure it operates on a level playing field with other businesses that offer new energy services. The Government has confirmed it is not the intention for the energy services business to duplicate the installation of offerings that are already available in markets well serviced by independent electrical contractors. Specifically, the energy services business will not install solar panels for residential customers.

As previously outlined in MYFER, the merger, along with a number of other efficiency measures across Queensland’s electricity network and generation businesses, will result in savings of around $680 million over the period to 2019-20 in the energy government-owned corporations. Of these total savings, over $562 million is the result of savings found in the new merged business.

Budget Strategy and Outlook 2016-17

Queensland Rail

Efficient and effective delivery of rail services, including network access, contributes to positive economic and social benefits for Queensland. Queensland Rail is an integrated, publicly owned rail operator, responsible for the delivery of passenger transport in South East Queensland; long distance passenger services in rural and regional Queensland; and provision of third party access to networks for freight transport across the State.

The majority of Queensland Rail’s services are delivered under a Rail TSC between the Government, represented by the Department of Transport and Main Roads (TMR), and Queensland Rail. The Rail TSC provides funding for rail infrastructure, Citytrain (South East Queensland passenger services) and Traveltrain (regional passenger services).

Queensland Rail is focused on the delivery of safe, reliable and value for money rail services. To ensure Queenslanders are receiving the best value for money for its services, the Government is undertaking a review of Queensland Rail (more information is provided in Box 8.2).

Box 8.2	Review of Queensland Rail

In December 2015, the Government approved the Terms of Reference for a review of Queensland Rail’s structural operating and funding approach and to assess its commercial mandate. The scope also included establishing a framework for monitoring QR’s operational and financial performance, in order to ensure value for money outcomes are achieved for the State.

Queensland Treasury Corporation has been appointed to lead the review, supported by a Government working group chaired by TMR.

Given the changes to Queensland Rail’s operations in recent years and the Government’s commitment to maintaining public ownership of the business, the review provides a valuable opportunity to test existing structures and funding arrangements (i.e. the TSC), and their suitability to achieving Government’s objectives.

Government will consider the outcomes of the review in the second half of 2016. Any recommended structural or financial changes will be addressed as part of the 2016-17 MYFER.

Ports

Queensland has an extensive network of ports along its coastline, ranging from small community ports to large export terminals. With the exception of the Port of Brisbane, all Queensland ports are owned by the Queensland Government. These ports are a major component of Queensland’s supply chain and economy. The efficient operation of Queensland’s port network is essential to delivering continued economic growth, job creation and sustainable development in Queensland.

The financial performance of the port sector is influenced by the level of economic activity in the State, particularly in terms of international demand for Queensland’s resources and agricultural commodities. Demand for coal impacts most significantly on the primarily coal-handling ports of

Budget Strategy and Outlook 2016-17

Gladstone and Abbot Point. The ports continue to look for opportunities to enhance supply chain efficiency and identify new trade to improve financial outcomes.

Key projects in 2016-17 include an additional $12.2 million to continue the Channel Duplication Investigation, East Shores Parkland Expansion, and other port services projects at the Port of Gladstone, at a total cost of $38.8 million; $44.1 million towards continuing upgrades at the RG Tanna Coal Terminal at the Port of Gladstone; and $26 million towards the redevelopment of the Berth 4 facility at Port of Townsville.

Water

The two largest entities in the Queensland bulk water market are the Queensland Bulk Water Supply Authority (trading as Seqwater) and SunWater Limited (SunWater).

Seqwater

Seqwater is responsible for ensuring a safe, secure and reliable bulk drinking water supply for 3.3 million people across South East Queensland (SEQ). Its assets and operations are spread over a large geographic area from the New South Wales border, to the base of the Toowoomba ranges and as far north as Gympie. Seqwater also provides essential flood mitigation services, and provides irrigation services to around 1,200 rural customers in seven water supply schemes.

Seqwater also owns and operates 37 water treatment plants, the Gold Coast Desalination Plant and Western Corridor Recycled Water Scheme, and a 600 kilometre reverse flow pipeline network that connects the Sunshine Coast to the Gold Coast (the Water Grid).

The majority of Seqwater’s revenue comes from bulk water sales, and is predominantly determined by the SEQ bulk water price path. The price path was established in order to phase in affordable price increases associated with construction of the SEQ Water Grid. During this period it was anticipated that bulk water prices would not recover the costs of bulk water supply, which resulted in Seqwater selling bulk water at a loss, with the shortfall funded by borrowings (the resulting debt is known as ‘price path debt’). This price path debt is expected to peak in 2016-17 and decline steadily over the period to 2028 as this debt is repaid. Total borrowings are forecast to stabilise from 2016-17 onwards.

In practical terms the bulk water price path is smoothing the implementation of cost-reflective pricing, which will be achieved for most Local Government Areas in SEQ by 2017-18, and by 2019-20 for the Local Government Areas of Noosa, the Sunshine Coast, and Redland. The price path will see Seqwater’s revenue continue to increase over the forward estimates with the entity maintaining a positive operating position from 2016-17 and each year over the forward estimates period, excluding depreciation expenses. Seqwater has maintained a positive operating position since it was merged with the SEQ Water Grid Manager, LinkWater and the former Seqwater on 1 January 2013. Seqwater continues to pursue operational and capital efficiency targets in order to deliver value for money for residents of SEQ.

Budget Strategy and Outlook 2016-17

SunWater

SunWater is the Government’s major bulk water supply business outside of SEQ. SunWater supplies untreated bulk water to around 5,000 customers across the mining, power generation, industrial, local government and irrigated agriculture sectors via its regional network of dams, weirs, pumping stations, pipelines and channels and other supply and distribution assets.

SunWater owns and manages around $9 billion in water infrastructure assets including 19 major dams, 63 weirs and barrages, 80 major pumping stations, 2,500 km of pipelines and open channels; and 730 km of drains.

SunWater has experienced a period of slow growth across key customer segments, and its ongoing interaction with customers and industry representative groups suggests the outlook for key customer sectors will remain subdued. Notwithstanding the subdued market, SunWater continues to actively work with customers to investigate all business opportunities which are consistent with the Government’s expectations and priorities.

Dam safety is a major focus for SunWater as it is for all bulk water suppliers. SunWater commenced a prioritised Dam Safety Improvement Program (DSIP) in 2005 to ensure that dam safety is maintained. Recent dam safety improvement projects completed under the program include Kinchant Dam and Eungella Dam.

The DSIP is an essential program to ensure the safety and stability of dams and the ongoing safety of downstream communities, and SunWater must undertake dam safety work to meet its obligations under Queensland dam safety regulations. However, it is also likely to significantly influence SunWater’s financial performance and net flows to the Government over the forward estimates period and beyond.

8.2.2	Borrowings

Entities in the PNFC Sector utilise debt financing as a source of funds for asset renewal, capital investments and to maintain an optimum capital structure.

PNFC Sector entities are required to take a prudent and sound approach to the management of debt, including the establishment of borrowing arrangements which are appropriate to the business risk of the organisation. These arrangements take into account the appropriateness of the proposed capital expenditure program, together with the implications of the borrowings for key financial and performance related indicators.

Total forecast PNFC Sector borrowings for 2015-16 are estimated to be $37.018 billion (refer to Table 8.2).

Budget Strategy and Outlook 2016-17

Table 8.2	Borrowings[1]

	2014-15 Actual $ million	2015-16 Budget $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Electricity Networks	16,673	20,692	21,457	21,622	22,259	22,937	23,610
Electricity Generation	1,869	1,914	1,879	1,700	1,594	1,546	1,478
Transport	3,622	3,811	3,738	4,341	5,186	5,222	5,244
Water	9,806	9,799	9,901	10,004	10,086	10,109	10,096
Other	158	(254)	43	(172)	(187)	(203)	(219)
Total PNFC Sector borrowings	32,128	35,962	37,018	37,496	38,938	39,610	40,208

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Borrowings are budgeted to increase to $37.496 billion in 2016-17 and to $40.208 billion in 2019-20. The increase in borrowings is mostly driven by capital expenditure requirements and re-gearing towards more commercial levels.

8.2.3	Returns to Government

PNFC Sector entities provide returns to Government by way of dividends and current tax equivalent payments (TEPs).

Dividends

A GOC’s dividend policy is agreed with shareholding Ministers as part of the Statement of Corporate Intent for the relevant period. A Statement of Corporate Intent represents a performance contract between the shareholding Ministers and a GOC board, with the board being accountable to shareholding Ministers for meeting financial and non-financial performance targets and delivering on the outcomes detailed in the Statement of Corporate Intent. When establishing the dividend policy for the period, GOC boards are expected to ensure that the dividend policy takes into account the return shareholders expect on their investments and the levels of equity required to maintain a preferred capital structure. The final dividend payment is determined in accordance with the GOC Act.

As part of the Debt Action Plan, the Government announced its intention to increase the dividend payout ratios for all GOCs, excluding CS Energy, to 100% of net profit after tax. It also announced its decision to transition to more commercial capital structures for a number of the GOCs, including the electricity network businesses.

Budget Strategy and Outlook 2016-17

Total forecast PNFC sector dividends for 2015-16 are estimated to be $1.607 billion, up from $1.590 billion at the time of the 2015-16 Budget (refer to Table 8.3). The slight decrease in expected dividends from the network and water sectors in 2015-16 has been largely offset by a better than expected dividend return from the transport and generation sectors.

Table 8.3	Dividends[1,2,3]

	2014-15	2015-16	2015-16	2016-17	2017-18	2018-19	2019-20
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Electricity Networks	1,364	1,198	1,137	1,000	768	683	626
Electricity Generation	90	125	160	216	258	223	257
Transport	252	216	269	278	262	343	365
Water	25	50	31	41	23	23	18
Other	—	—	10	—	—	—	—
Total PNFC Sector Dividends	1,731	1,590	1,607	1,535	1,312	1,273	1,266

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.
2.	The above dividends do not include amounts from the Public Financial Corporations Sector.
3.	Dividends are declared as part of end-of-year accounting arrangements and usually paid in the following November, although Energex and Ergon Energy will pay 2015-16 dividends in June this year.

Dividends are budgeted to decrease to $1.535 billion in 2016-17. By 2019-20, dividends are expected to be $1.266 billion. The decline in dividends is predominantly due to substantially lower returns from the energy network businesses reflecting their lower revenue outlook as a result of the Australian Energy Regulator’s decision to apply a lower rate of return in their final revenue determination.

The generation and transport sectors are expected to see an increase in dividends through to 2019-20. The improvement in the generation sector is driven by expectations of increasing demand from the LNG industry. The forecast increase in dividends in the transport sector is driven by both the ports and QR, with an expected increase in ports revenue from growth in LNG exports at the Port of Gladstone, and a general improvement in coal and bulk trade across all ports.

In the water sector, modest dividends are expected over the forward estimates. In South East Queensland (SEQ) forecast water demand is lower than previously anticipated and Seqwater is not expected to return an operating profit over the forward estimates and as such is not in a position to provide dividends. However revenue from the SEQ bulk water price path steadily increases year on year and the entity maintains a positive operating position in 2016-17 and each year over the forward estimates period, once depreciation expenses are excluded.

Dividends from SunWater, Queensland’s largest regional bulk water supplier, have declined from previous forecasts driven by increased capital expenditure to ensure the safety and stability of dams and the ongoing safety of downstream communities. Category one water boards (the Gladstone Area Water Board and Mt Isa Water Board) also contribute small dividend returns to the State.

Budget Strategy and Outlook 2016-17

Tax equivalent payments

Tax equivalent payments (TEPs) are paid by the PNFC Sector entities to recognise the benefits derived because they are not liable to pay Australian Government tax. The primary objective of the payment is to promote competitive neutrality, through a uniform application of income tax laws between the government-owned entities and their privately held counterparts.

Total forecast PNFC Sector TEPs for 2015-16 are estimated to be $710 million, down from the projected $733 million at the time of the 2015-16 Budget (refer to Table 8.4).

Generally TEPs move in line with earnings. TEPs are forecast to decrease to $687 million in 2016-17 and then decline to $558 million in 2019-20.

Table 8.4	Tax equivalent payments[1]

	2014-15	2015-16	2015-16	2016-17	2017-18	2018-19	2019-20
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Electricity Networks	497	514	491	463	366	333	310
Electricity Generation	29	84	66	91	92	105	112
Transport	124	113	126	116	98	114	116
Water	19	20	21	9	14	11	11
Other	4	1	5	9	9	9	10
Total PNFC Sector tax equivalents	672	733	710	687	579	573	558

Note:

1.	Numbers may not add due to rounding.

Competitive neutrality fees

In accordance with the National Competition Policy principles, GOCs are expected to operate on the basis that they do not experience significant advantages or disadvantages by virtue of their Government ownership. One of the most significant advantages available to GOCs is the ability to borrow funds at a lower rate than private sector competitors on the basis of the State Government’s credit strength. In order to account for this advantage, the Competition Principles Agreement requires a notional charge to be applied to a GOC’s cost of debt. A competitive neutrality fee (CNF) is thus applied to all borrowings and financial arrangements in the nature of debt obligations.

Total forecast PNFC sector CNF payments for 2015-16 are estimated to be $202 million, down from $232 million at the time of the 2015-16 Budget (refer to Table 8.5).

Changes in CNF payments reflect movements in borrowing amounts, interest rate spreads and the entity’s stand-alone credit rating. CNF payments are forecast to decrease to $156 million in 2016-17 before increasing to $294 million in 2019-20.

Budget Strategy and Outlook 2016-17

Table 8.5	Competitive neutrality fee payments[1]

	2014-15	2015-16	2015-16	2016-17	2017-18	2018-19	2019-20
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Electricity Networks	150	155	134	94	138	199	223
Electricity Generation	28	30	26	21	18	17	16
Transport	47	42	38	37	45	47	50
Water	7	4	4	5	5	5	5
Other	—	—	—	—	—	—	—
Total PNFC Sector CNF payments	232	232	202	156	206	268	294

Note:

1.	Numbers may not add due to rounding.

8.2.4	Community service obligation and Rail Transport Service Contracts payments

The Government sometimes directs or requires its businesses to perform activities that are not in the entity’s commercial interest (for example, offering services at a reduced price). In these situations, Government will often provide a Community Service Obligation (CSO) payment to the entity for the cost of delivering the service.

TSC payments are made to Queensland Rail to provide rail passenger services at non-commercial (subsidised) prices for the commuter and tourism markets. Before the 2015-16 Budget, these payments were reported as CSOs.

Total forecast PNFC sector CSO and TSC payments for 2015-16 are estimated to be $2.084 billion, slightly up from $2.042 billion at the time of the 2015-16 Budget (refer to Table 8.6).

In 2016-17, it is estimated that the Government will provide CSO and TSC payments to PNFC Sector entities of $2.250 billion. This is forecast to increase to $2.505 billion in 2019-20. The increase is attributable to the TSC and is due to a mix of factors such as growth in patronage, escalation of service delivery costs and forecast growth in services.

Budget Strategy and Outlook 2016-17

Table 8.6	Community service obligations and Transport Service Contracts revenue[1]

	2014-15	2015-16	2015-16	2016-17	2017-18	2018-19	2019-20
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Electricity Networks	617	432	497	558	483	532	569
Electricity Generation	—	—	—	—	—	—	—
Transport	1,525	1,598	1,574	1,680	1,665	1,719	1,933
Water	17	12	12	12	2	2	3
Other	—	—	—	—	—	—	—
Total PNFC Sector CSO and TSC	2,159	2,042	2,084	2,250	2,150	2,252	2,505

Note:

1.	Numbers may not add due to rounding.

In line with the Queensland Government’s uniform electricity tariff policy, a CSO payment is provided to Ergon Energy to compensate the retail subsidiary for the increased costs of operating in regional Queensland. This subsidy is provided to ensure that Queenslanders, regardless of their geographic location, pay a similar price for their electricity. The estimated actual electricity CSO for 2015-16 is $497 million, up from $432 million at the time of the 2015-16 Budget. This increase is largely due to changing customer load expectations.

Net flows, as shown in Table 8.7, represent the net value of flows to and from the PNFC Sector (the positive effect of dividends and TEPs less the negative effect of CSO and TSC payments).

Table 8.7	Net Flows to the General Government Sector from PNFC Sector entities[1]

	2014-15	2015-16	2015-16	2016-17	2017-18	2018-19	2019-20
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Net Flows	244	281	233	(28)	(259)	(407)	(681)

Note:

1.	Numbers may not add due to rounding. Bracketed numbers represent a net flow from the General Government Sector to the PNFC Sector.

8.2.5	Equity movements

The levels and weightings of GOC debt and equity are managed by the Government to maintain an optimal and efficient capital structure. Corporations may have different target capital structures for different business entities or to support expected capital programs and projects.

Total forecast PNFC equity movements for 2015-16 are estimated to be $1.088 billion (refer to Table 8.8), above the $97 million allocated in the 2015-16 Budget, reflecting Debt Action Plan measures identified in the 2015-16 MYFER. This large equity movement across the network, generation, transport and water sectors is primarily a response to the State’s Debt Action Plan,

Budget Strategy and Outlook 2016-17

which increases the gearing ratios as the government targeted an efficient level of gearing for government-owned businesses.

Table 8.8	Equity movements[1]

	2014-15	2015-16	2015-16	2016-17	2017-18	2018-19	2019-20
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Electricity Networks	(3,133)	(156)	(510)	(160)	(86)	(318)	(406)
Electricity Generation	—	—	(150)	—	—	—	—
Transport	(18)	59	(335)	(26)	50	25	—
Water	7	—	(130)	(130)	—	—	—
Other	15	—	37	12	—	—	—
Total PNFC Sector equity movements	(3,128)	(97)	(1,088)	(305)	(36)	(293)	(406)

Note:

1.	Bracketed numbers represent equity returns from the PNFC Sector to the General Government Sector.

Budget Strategy and Outlook 2016-17

9	Uniform Presentation Framework

9.1	Context

This chapter contains detailed financial statements for the Queensland Public Sector prepared under the Uniform Presentation Framework (UPF) of reporting as required under the Australian Loan Council arrangements.

The UPF was reviewed following the release in October 2007 of the Australian Accounting Standards Board’s (AASB) accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting. The standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements.

In addition, the chapter provides:

•	a reconciliation of the General Government Sector net operating balance to the accounting operating result;

•	a time series for the General Government Sector using the revised UPF;

•	details of General Government Sector grant revenue and expenses;

•	details of General Government Sector dividend and income tax equivalent income;

•	data on General Government Sector expenses and purchases of non-financial assets by function;

•	details of taxation revenue collected by the General Government Sector;

•	the State’s revised Loan Council Budget allocation;

•	details of contingent liabilities; and

•	background information on the revised UPF and disclosure differences arising from it, including the conceptual basis, sector definitions and a list of reporting entities.

9.2	Uniform Presentation Framework financial information

The tables on the following pages present operating statements, balance sheets and cash flow statements prepared on a harmonised basis for the General Government, Public Non-financial Corporations (PNFC) and Non-financial Public Sectors.

Under the UPF requirements, budgeted financial information for the Public Financial Corporations Sector is not included.

Budget Strategy and Outlook 2016-17

Table 9.1	General Government Sector Operating Statement[1]

			2014-15 Outcome $ million	2015-16 Budget $ million	2015-16 Est. Actual $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million

	Revenue from Transactions
	Taxation revenue		12,575	12,926	12,660	13,150	13,794	14,622	15,460
	Grants revenue		23,594	24,555	23,696	27,116	28,147	26,834	27,194
	Sales of goods and services		5,250	5,430	5,409	5,423	5,764	5,752	5,934
	Interest income		2,470	2,372	2,427	2,296	2,302	2,243	2,105
	Dividend and income tax equivalent income		2,554	2,395	2,438	2,307	1,997	1,970	1,965
	Other revenue		3,322	3,509	3,346	3,156	3,345	3,676	4,017
	Total Revenue from Transactions		49,765	51,186	49,976	53,449	55,349	55,097	56,674

Less	Expenses from Transactions
	Employee expenses		18,593	19,937	19,956	20,930	21,643	22,126	23,065
	Superannuation expenses
	Superannuation interest cost		878	803	778	810	852	870	888
	Other superannuation expenses		2,319	2,553	2,548	2,628	2,615	2,629	2,657
	Other operating expenses		14,519	14,980	14,895	16,220	16,743	15,864	15,592
	Depreciation and amortisation		3,154	3,264	3,367	3,501	3,681	3,777	3,897
	Other interest expenses		2,328	2,115	2,193	1,693	1,672	1,637	1,547
	Grants expenses		7,433	6,320	6,088	6,799	6,917	7,873	8,288
	Total Expenses from Transactions		49,224	49,973	49,824	52,582	54,123	54,775	55,934

Equals	Net Operating Balance		542	1,213	152	867	1,225	321	741

Plus	Other economic flows - included in operating result		3,535	(139)	397	(629)	(181)	12	114

Equals	Operating Result		4,076	1,074	549	239	1,044	333	855

Plus	Other economic flows - other movements in equity		(5,159)	2,619	(1,647)	2,404	2,107	1,881	1,713

Equals	Comprehensive Result - Total Change In Net Worth		(1,083)	3,693	(1,098)	2,642	3,152	2,214	2,568

	KEY FISCAL AGGREGATES

	Net Operating Balance		542	1,213	152	867	1,225	321	741

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets		4,779	5,374	4,173	5,452	6,590	5,840	5,983
	Less	Sales of non-financial assets	417	305	216	341	406	377	409
	Less	Depreciation	3,154	3,264	3,367	3,501	3,681	3,777	3,897
	Plus	Change in inventories	(57)	25	(29)	33	(37)	(49)	(100)
	Plus	Other movements in non-financial assets	(29)	545	529	1,231	872	798	205
	Equals	Total Net Acquisition of Non-financial Assets	1,122	2,375	1,091	2,873	3,339	2,436	1,782

Equals	Fiscal Balance		(581)	(1,162)	(940)	(2,006)	(2,114)	(2,115)	(1,042)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2016-17

Table 9.2	Public Non-financial Corporations Sector Operating Statement[1]

			2014-15 Outcome $ million	2015-16 Budget $ million	2015-16 Est. Actual $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million

	Revenue from Transactions
	Grants revenue		763	649	719	716	615	667	708
	Sales of goods and services		10,230	10,477	10,336	10,869	10,816	10,907	11,285
	Interest income		68	53	58	40	37	37	36
	Dividend and income tax equivalent income		10	—	14	14	14	14	14
	Other revenue		342	191	183	137	126	136	142
	Total Revenue from Transactions		11,413	11,370	11,310	11,776	11,608	11,761	12,186

Less	Expenses from Transactions
	Employee expenses		1,534	1,691	1,630	1,720	1,701	1,714	1,759
	Superannuation expenses
	Superannuation interest cost		(5)	—	—	—	—	—	—
	Other superannuation expenses		199	221	218	218	222	226	230
	Other operating expenses		3,115	3,095	3,054	3,271	3,352	3,482	3,608
	Depreciation and amortisation		2,358	2,380	2,365	2,458	2,585	2,647	2,742
	Other interest expenses		1,898	1,907	1,897	2,038	1,937	1,944	2,031
	Grants expenses		11	15	15	15	16	16	16
	Other property expenses		678	738	715	693	584	577	563
	Total Expenses from Transactions		9,788	10,047	9,894	10,414	10,397	10,606	10,949

Equals	Net Operating Balance		1,625	1,323	1,416	1,362	1,210	1,155	1,237

Plus	Other economic flows - included in operating result		121	26	(81)	(12)	(71)	(73)	(103)

Equals	Operating Result		1,746	1,349	1,335	1,350	1,140	1,083	1,134

Plus	Other economic flows - other movements in equity		(5,133)	(1,216)	(2,383)	(1,354)	(846)	(1,047)	(1,136)

Equals	Comprehensive Result - Total Change In Net Worth		(3,387)	133	(1,049)	(4)	294	35	(2)

	KEY FISCAL AGGREGATES

	Net Operating Balance		1,625	1,323	1,416	1,362	1,210	1,155	1,237

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets		3,173	3,201	2,745	2,812	2,862	2,847	2,855
	Less	Sales of non-financial assets	124	46	45	17	70	25	32
	Less	Depreciation	2,358	2,380	2,365	2,458	2,585	2,647	2,742
	Plus	Change in inventories	(12)	(11)	(20)	(18)	(18)	27	21
	Plus	Other movements in non-financial assets	102	45	17	16	17	17	17
	Equals	Total Net Acquisition of Non-financial Assets	781	809	331	335	205	219	118

Equals	Fiscal Balance		844	513	1,085	1,027	1,005	936	1,119

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2016-17

Table 9.3	Non-financial Public Sector Operating Statement[1]

			2014-15 Outcome $ million	2015-16 Budget $ million	2015-16 Est. Actual $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million

	Revenue from Transactions
	Taxation revenue		12,227	12,584	12,345	12,879	13,472	14,235	15,044
	Grants revenue		23,683	24,698	23,845	27,197	28,231	26,921	27,284
	Sales of goods and services		13,709	14,022	13,863	14,383	14,680	14,694	15,039
	Interest income		2,537	2,426	2,485	2,336	2,339	2,280	2,142
	Dividend and income tax equivalent income		161	72	135	99	121	139	155
	Other revenue		3,655	3,699	3,530	3,294	3,471	3,811	4,159
	Total Revenue from Transactions		55,973	57,501	56,203	60,188	62,313	62,080	63,822

Less	Expenses from Transactions
	Employee expenses		20,030	21,531	21,483	22,546	23,239	23,733	24,715
	Superannuation expenses
	Superannuation interest cost		873	803	778	810	852	870	888
	Other superannuation expenses		2,518	2,775	2,766	2,847	2,837	2,855	2,887
	Other operating expenses		15,841	16,183	16,063	17,577	18,190	17,374	17,012
	Depreciation and amortisation		5,511	5,644	5,732	5,959	6,266	6,423	6,638
	Other interest expenses		3,994	3,791	3,888	3,575	3,403	3,312	3,284
	Grants expenses		6,769	5,829	5,533	6,179	6,402	7,309	7,685
	Total Expenses from Transactions		55,537	56,556	56,242	59,494	61,189	61,876	63,110

Equals	Net Operating Balance		436	946	(39)	694	1,124	204	712

Plus	Other economic flows - included in operating result		522	(268)	(529)	(801)	(338)	(380)	(395)

Equals	Operating Result		959	678	(568)	(106)	787	(176)	317

Plus	Other economic flows - other movements in equity		(2,042)	3,016	(530)	2,749	2,365	2,390	2,251

Equals	Comprehensive Result - Total Change In Net Worth		(1,083)	3,693	(1,098)	2,642	3,152	2,214	2,568

	KEY FISCAL AGGREGATES

	Net Operating Balance		436	946	(39)	694	1,124	204	712

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets		7,954	8,574	6,918	8,264	9,453	8,688	8,837
	Less	Sales of non-financial assets	542	351	261	358	476	403	442
	Less	Depreciation	5,511	5,644	5,732	5,959	6,266	6,423	6,638
	Plus	Change in inventories	(69)	14	(49)	15	(55)	(22)	(79)
	Plus	Other movements in non-financial assets	72	590	546	1,247	888	815	223
	Equals	Total Net Acquisition of Non-financial Assets	1,905	3,184	1,422	3,208	3,545	2,655	1,901

Equals	Fiscal Balance		(1,469)	(2,238)	(1,462)	(2,514)	(2,420)	(2,451)	(1,189)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2016-17

Table 9.4	General Government Sector Balance Sheet[1]

	2014-15 Outcome $ million	2015-16 Budget $ million	2015-16 Est. Actual $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million

Assets
Financial Assets
Cash and deposits	1,172	875	648	658	586	615	667
Advances paid	643	820	708	812	869	869	802
Investments, loans and placements	36,146	33,229	33,317	33,589	32,778	30,843	29,731
Receivables	7,557	4,177	3,678	3,907	3,852	3,979	4,131
Equity
Investments in other public sector entities	23,441	22,528	21,323	21,320	21,613	21,648	21,646
Investments - other	158	170	166	176	186	196	196
Total Financial Assets	69,117	61,798	59,841	60,462	59,883	58,150	57,172

Non-financial Assets
Land and other fixed assets	173,143	180,775	175,269	178,628	181,843	185,645	188,216
Other non-financial assets	6,520	6,283	6,582	7,058	7,375	6,927	7,169
Total Non-financial Assets	179,663	187,058	181,851	185,686	189,218	192,572	195,385

Total Assets	248,779	248,856	241,691	246,148	249,101	250,722	252,557

Liabilities
Payables	3,188	3,328	2,962	3,209	3,242	3,286	3,332
Superannuation liability	25,869	24,278	27,219	25,891	24,807	23,584	22,447
Other employee benefits	4,725	5,204	5,001	5,179	5,339	5,506	5,585
Deposits held	3	1	—	—	—	—	—
Advances received	625	682	566	809	1,303	1,270	1,179
Borrowing	43,105	38,151	35,698	37,775	38,000	38,365	38,662
Other liabilities	3,082	3,512	3,161	3,559	3,532	3,619	3,692
Total Liabilities	80,597	75,155	74,607	76,421	76,223	75,630	74,897

Net Worth	168,182	173,701	167,084	169,726	172,878	175,092	177,660

Net Financial Worth	(11,481)	(13,357)	(14,766)	(15,960)	(16,340)	(17,480)	(17,725)
Net Financial Liabilities	34,922	35,885	36,090	37,279	37,953	39,128	39,371
Net Debt	5,772	3,910	1,590	3,525	5,072	7,309	8,641

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2016-17

Table 9.5	Public Non-financial Corporations Sector Balance Sheet[1]

	2014-15 Outcome $ million	2015-16 Budget $ million	2015-16 Est. Actual $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million

Assets
Financial Assets
Cash and deposits	2,001	1,257	1,278	539	196	116	163
Advances paid	41	33	33	275	768	760	753
Investments, loans and placements	312	415	361	333	327	326	324
Receivables	1,377	1,527	1,432	1,634	1,675	1,747	1,784
Equity
Investments - other	284	271	226	226	226	226	226
Total Financial Assets	4,013	3,502	3,330	3,008	3,192	3,175	3,250

Non-financial Assets
Land and other fixed assets	60,021	59,978	60,753	61,675	63,189	64,041	64,813
Other non-financial assets	1,373	1,421	1,371	1,342	1,360	1,372	1,352
Total Non-financial Assets	61,393	61,399	62,124	63,017	64,549	65,413	66,165

Total Assets	65,407	64,901	65,454	66,026	67,741	68,588	69,415

Liabilities
Payables	6,160	2,652	2,312	2,407	2,240	2,220	2,260
Superannuation liability	(304)	(131)	(252)	(242)	(232)	(222)	(212)
Other employee benefits	658	720	669	681	690	699	705
Deposits held	27	26	21	24	24	24	24
Advances received	9	8	8	7	6	6	5
Borrowing	32,128	35,962	37,018	37,496	38,938	39,610	40,208
Other liabilities	7,505	7,597	7,503	7,482	7,609	7,750	7,927
Total Liabilities	46,182	46,834	47,278	47,854	49,275	50,087	50,917

Net Worth	19,225	18,067	18,176	18,172	18,466	18,501	18,498

Net Financial Worth	(42,169)	(43,332)	(43,948)	(44,845)	(46,083)	(46,912)	(47,667)
Net Financial Liabilities	42,169	43,332	43,948	44,845	46,083	46,912	47,667
Net Debt	29,810	34,292	35,374	36,378	37,678	38,438	38,996

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2016-17

Table 9.6	Non-financial Public Sector Balance Sheet[1]

	2014-15 Outcome $ million	2015-16 Budget $ million	2015-16 Est. Actual $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million

Assets
Financial Assets
Cash and deposits	3,172	2,131	1,926	1,197	782	730	830
Advances paid	675	846	733	830	880	874	800
Investments, loans and placements	36,457	33,643	33,679	33,922	33,104	31,168	30,055
Receivables	3,484	3,704	3,436	3,780	3,953	4,144	4,303
Equity
Investments in other public sector entities	4,217	4,462	3,148	3,148	3,148	3,148	3,148
Investments - other	442	441	392	402	412	422	422
Total Financial Assets	48,448	45,226	43,315	43,280	42,279	40,487	39,558

Non-financial Assets
Land and other fixed assets	233,162	240,752	236,021	240,303	245,031	249,685	253,028
Other non-financial assets	1,084	473	1,137	1,541	1,742	1,121	1,176
Total Non-financial Assets	234,247	241,225	237,158	241,844	246,773	250,806	254,204

Total Assets	282,694	286,451	280,473	285,124	289,052	291,294	293,763

Liabilities
Payables	3,947	4,029	3,648	3,909	3,964	3,982	4,039
Superannuation liability	25,566	24,147	26,967	25,649	24,575	23,362	22,235
Other employee benefits	5,383	5,925	5,670	5,860	6,029	6,205	6,290
Deposits held	29	27	21	24	24	24	24
Advances received	625	682	566	559	553	520	429
Borrowing	75,233	74,113	72,715	75,270	76,939	77,976	78,869
Other liabilities	3,730	3,829	3,801	4,127	4,092	4,134	4,216
Total Liabilities	114,512	112,751	113,388	115,397	116,174	116,202	116,103

Net Worth	168,182	173,701	167,084	169,726	172,878	175,092	177,660

Net Financial Worth	(66,065)	(67,524)	(70,074)	(72,118)	(73,895)	(75,715)	(76,544)
Net Financial Liabilities	70,282	71,986	73,222	75,266	77,043	78,863	79,692
Net Debt	35,582	38,201	36,964	39,903	42,749	45,747	47,637

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2016-17

Table 9.7	General Government Sector Cash Flow Statement[1]

	2014-15 Outcome $ million	2015-16 Budget $ million	2015-16 Est. Actual $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million

Cash Receipts from Operating Activities
Taxes received	12,540	12,924	12,660	13,140	13,793	14,620	15,458
Grants and subsidies received	23,507	24,650	23,725	27,054	28,086	26,771	27,130
Sales of goods and services	5,737	5,565	5,662	5,721	5,819	5,855	6,048
Interest receipts	2,476	2,372	2,427	2,296	2,302	2,243	2,105
Dividends and income tax equivalents	2,091	2,740	3,729	1,652	2,191	1,992	1,955
Other receipts	4,388	4,605	4,326	4,279	4,423	4,748	5,093
Total Operating Receipts	50,738	52,856	52,528	54,142	56,612	56,230	57,789

Cash Payments for Operating Activities
Payments for employees	(21,531)	(23,113)	(22,870)	(24,366)	(25,221)	(25,834)	(27,074)
Payments for goods and services	(15,918)	(16,289)	(16,107)	(17,443)	(17,921)	(17,001)	(16,690)
Grants and subsidies	(6,450)	(6,506)	(6,268)	(6,731)	(6,852)	(7,755)	(8,237)
Interest paid	(2,327)	(2,115)	(2,193)	(1,693)	(1,672)	(1,637)	(1,547)
Other payments	(282)	(348)	(311)	(349)	(374)	(386)	(386)
Total Operating Payments	(46,507)	(48,372)	(47,749)	(50,581)	(52,040)	(52,612)	(53,935)

Net Cash Inflows from Operating Activities	4,230	4,485	4,779	3,561	4,572	3,618	3,854

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(4,779)	(5,374)	(4,173)	(5,452)	(6,590)	(5,840)	(5,983)
Sales of non-financial assets	417	305	216	341	406	377	409
Net Cash Flows from Investments in Non-financial Assets	(4,362)	(5,069)	(3,958)	(5,111)	(6,185)	(5,463)	(5,573)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	22	3,100	3,403	911	36	293	406

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(1,283)	3,061	2,817	(214)	818	1,940	1,128

Receipts from Financing Activities
Advances received (net)	33	(41)	(137)	197	480	(41)	(40)
Borrowing (net)	1,626	(5,514)	(7,465)	665	206	(319)	278
Deposits received (net)	3	—	—	—	—	—	—
Net Cash Flows from Financing Activities	1,661	(5,555)	(7,602)	862	687	(360)	238

Net Increase/(Decrease) in Cash held	269	22	(561)	10	(72)	29	52

Net cash from operating activities	4,230	4,485	4,779	3,561	4,572	3,618	3,854
Net cash flows from investments in non-financial assets	(4,362)	(5,069)	(3,958)	(5,111)	(6,185)	(5,463)	(5,573)
Surplus/(Deficit)	(131)	(584)	821	(1,550)	(1,613)	(1,845)	(1,719)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(131)	(584)	821	(1,550)	(1,613)	(1,845)	(1,719)
Acquisitions under finance leases and similar arrangements	(470)	(385)	(350)	(1,032)	(682)	(661)	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(601)	(968)	471	(2,582)	(2,294)	(2,506)	(1,719)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2016-17

Table 9.8	Public Non-financial Corporations Sector Cash Flow Statement[1]

	2014-15 Outcome $ million	2015-16 Budget $ million	2015-16 Est. Actual $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million

Cash Receipts from Operating Activities
Grants and subsidies received	743	665	698	693	589	619	673
Sales of goods and services	11,408	11,954	11,455	11,861	11,926	11,992	12,391
Interest receipts	68	53	58	40	37	37	36
Dividends and income tax equivalents	10	—	14	14	14	14	14
Other receipts	248	148	205	96	102	133	151
Total Operating Receipts	12,477	12,821	12,430	12,704	12,668	12,795	13,264

Cash Payments for Operating Activities
Payments for employees	(1,707)	(1,879)	(1,829)	(1,919)	(1,906)	(1,922)	(1,975)
Payments for goods and services	(3,934)	(3,853)	(3,775)	(3,904)	(3,917)	(4,135)	(4,208)
Grants and subsidies	(9)	(13)	(13)	(14)	(14)	(14)	(14)
Interest paid	(1,791)	(1,787)	(1,747)	(2,059)	(1,939)	(1,953)	(2,033)
Other payments	(1,054)	(1,582)	(1,512)	(1,461)	(1,114)	(1,101)	(1,087)
Total Operating Payments	(8,496)	(9,115)	(8,877)	(9,356)	(8,890)	(9,124)	(9,318)

Net Cash Inflows from Operating Activities	3,981	3,706	3,553	3,347	3,777	3,671	3,947

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(3,173)	(3,201)	(2,745)	(2,812)	(2,862)	(2,847)	(2,855)
Sales of non-financial assets	124	46	45	17	70	25	32
Net Cash Flows from Investments in Non-financial Assets	(3,049)	(3,155)	(2,700)	(2,795)	(2,792)	(2,822)	(2,822)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	—	(3,159)	(3,383)	(755)	(86)	(318)	(406)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	51	—	(61)	(2)	—	—	—

Receipts from Financing Activities
Advances received (net)	(1)	(1)	(1)	(251)	(501)	(1)	(1)
Borrowing (net)	962	3,828	4,553	540	743	677	602
Dividends paid	(1,375)	(1,651)	(2,659)	(670)	(1,535)	(1,312)	(1,273)
Deposits received (net)	1	—	(6)	3	—	—	—
Other financing (net)	(138)	59	(20)	(156)	50	25	—
Net Cash Flows from Financing Activities	(551)	2,235	1,868	(535)	(1,243)	(611)	(671)

Net Increase/(Decrease) in Cash held	432	(373)	(722)	(739)	(344)	(80)	47

Net cash from operating activities	3,981	3,706	3,553	3,347	3,777	3,671	3,947
Net cash flows from investments in non-financial assets	(3,049)	(3,155)	(2,700)	(2,795)	(2,792)	(2,822)	(2,822)
Dividends paid	(1,375)	(1,651)	(2,659)	(670)	(1,535)	(1,312)	(1,273)
Surplus/(Deficit)	(443)	(1,100)	(1,806)	(118)	(550)	(463)	(148)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(443)	(1,100)	(1,806)	(118)	(550)	(463)	(148)
Acquisitions under finance leases and similar arrangements	(9)	—	—	—	—	—	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(452)	(1,100)	(1,806)	(118)	(550)	(463)	(148)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2016-17

Table 9.9	Non-financial Public Sector Cash Flow Statement[1]

	2014-15 Outcome $ million	2015-16 Budget $ million	2015-16 Est. Actual $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million

Cash Receipts from Operating Activities
Taxes received	12,194	12,583	12,344	12,878	13,471	14,234	15,043
Grants and subsidies received	23,585	24,778	23,830	27,123	28,158	26,846	27,208
Sales of goods and services	15,404	15,280	14,882	15,316	15,489	15,526	15,902
Interest receipts	2,544	2,426	2,485	2,336	2,339	2,280	2,142
Dividends and income tax equivalents	253	146	201	100	105	125	146
Other receipts	4,627	4,753	4,530	4,375	4,524	4,882	5,243
Total Operating Receipts	58,606	59,966	58,274	62,129	64,086	63,892	65,684

Cash Payments for Operating Activities
Payments for employees	(23,142)	(24,894)	(24,596)	(26,181)	(27,022)	(27,650)	(28,940)
Payments for goods and services	(18,104)	(17,915)	(17,661)	(19,095)	(19,597)	(18,828)	(18,376)
Grants and subsidies	(5,794)	(5,983)	(5,689)	(6,120)	(6,349)	(7,225)	(7,656)
Interest paid	(3,887)	(3,672)	(3,737)	(3,604)	(3,405)	(3,322)	(3,286)
Other payments	(842)	(963)	(918)	(890)	(899)	(891)	(896)
Total Operating Payments	(51,768)	(53,426)	(52,601)	(55,891)	(57,271)	(57,915)	(59,155)

Net Cash Inflows from Operating Activities	6,838	6,540	5,673	6,238	6,815	5,977	6,529

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(7,954)	(8,574)	(6,918)	(8,264)	(9,453)	(8,688)	(8,837)
Sales of non-financial assets	542	351	261	358	476	403	442
Net Cash Flows from Investments in Non-financial Assets	(7,413)	(8,224)	(6,658)	(7,906)	(8,977)	(8,285)	(8,396)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	—	—	—	—	—	—	—

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(1,236)	3,061	2,756	(215)	818	1,940	1,128

Receipts from Financing Activities
Advances received (net)	32	(41)	(138)	(54)	(20)	(41)	(41)
Borrowing (net)	2,588	(1,686)	(2,911)	1,205	949	358	880
Deposits received (net)	3	—	(6)	3	—	—	—
Other financing (net)	(112)	—	—	—	—	—	—
Net Cash Flows from Financing Activities	2,511	(1,728)	(3,055)	1,154	929	317	839

Net Increase/(Decrease) in Cash held	701	(351)	(1,283)	(729)	(416)	(51)	99

Net cash from operating activities	6,838	6,540	5,673	6,238	6,815	5,977	6,529
Net cash flows from investments in non-financial assets	(7,413)	(8,224)	(6,658)	(7,906)	(8,977)	(8,285)	(8,396)
Surplus/(Deficit)	(574)	(1,684)	(985)	(1,667)	(2,162)	(2,308)	(1,867)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(574)	(1,684)	(985)	(1,667)	(2,162)	(2,308)	(1,867)
Acquisitions under finance leases and similar arrangements	(479)	(385)	(350)	(1,032)	(682)	(661)	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(1,053)	(2,068)	(1,335)	(2,700)	(2,844)	(2,969)	(1,867)
Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2016-17

9.3	Reconciliation of net operating balance to accounting operating result

The primary difference between the net operating balance and the accounting operating result calculated under Australian Accounting Standards is that valuation adjustments are excluded from the net operating balance.

Data presented in Table 9.10 provides a reconciliation of the General Government Sector net operating balance to the accounting operating result.

Table 9.10	Reconciliation of UPF net operating balance to accounting operating result[1]

	2015-16 Budget $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million

Net operating balance General Government sector (Table 8.1)	1,213	152	867

Remeasurement/valuation adjustments
Bad debts and amortisation	(100)	(88)	(88)
Deferred tax equivalents	(19)	(101)	(54)
Dividends received on privatisation sales	—	—	—
Dividends from network GOCs under Debt Action Plan (treated as return of equity for UPF)	156	845	160
Market value adjustments on financial assets and liabilities	23	1	(487)
Revaluation of provisions	66	37	75
Decommissioned infrastructure assets and land under roads	(143)	(143)	(143)
Gain/(loss) on assets sold/written off/impaired	(121)	(153)	(92)

Accounting operating result General Government sector	1,074	549	239

Note:

1	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2016-17

9.4	General Government Sector time series

Data presented in Table 9.11 provides a time series from 2003-04 to 2014-15 for the General Government Sector on the key fiscal aggregates used by the Government to measure financial performance. These aggregates have been backcast (as far as is possible) to comply with AASB 1049 Whole of Government and General Government Sector Financial Reporting.

Budget Strategy and Outlook 2016-17

Table 9.11: General Government Sector time series

	2003-04 Actual $ million	2004-05 Actual $ million	2005-06 Actual $ million	2006-07 Actual $ million	2007-08 Actual $ million	2008-09 Actual $ million	2009-10 Actual $ million	2010-11 Actual $ million	2011-12 Actual $ million	2012-13 Actual $ million	2013-14 Actual $ million	2014-15 Actual $ million

Revenue from Transactions
Taxation revenue	6,676	6,952	7,396	8,484	9,546	8,866	9,375	9,981	10,608	10,937	11,845	12,575
Grant revenue	11,528	12,755	13,590	14,378	15,510	17,481	20,205	20,338	22,652	18,322	21,755	23,594
Sales of goods and services	2,105	2,380	2,641	2,909	3,357	3,648	3,961	4,172	5,002	5,087	5,048	5,250
Interest income	2,723	2,972	3,414	3,338	(275)	1,482	2,204	2,368	2,485	2,644	2,460	2,470
Dividend and income tax equivalent income	1,148	1,022	1,059	858	1,244	1,180	949	1,232	1,112	1,351	1,975	2,554
Other revenue	1,035	1,517	1,983	2,032	2,041	4,421	3,033	3,921	3,942	3,415	3,650	3,322
Total Revenue	25,214	27,599	30,084	31,999	31,424	37,078	39,727	42,013	45,801	41,755	46,734	49,765

Expenses from Transactions
Employee expenses	8,972	9,621	10,615	11,731	13,175	14,310	15,566	16,826	18,250	18,130	17,817	18,593
Superannuation expenses
Superannuation interest costs	1,040	867	840	1,154	816	858	1,320	1,240	1,216	923	963	878
Other superannuation expenses	1,061	1,238	1,367	1,513	1,865	2,012	2,051	2,171	2,301	2,420	2,277	2,319
Other operating expenses	3,948	4,522	5,236	6,138	6,646	7,300	7,568	8,646	9,497	12,817	13,114	14,519
Depreciation and amortisation	1,460	1,526	1,678	1,764	1,851	2,496	2,501	2,507	2,777	2,902	2,946	3,154
Other interest expenses	213	213	174	180	347	599	803	1,125	1,659	1,940	2,201	2,328
Grant expenses	5,180	5,647	6,467	7,565	8,329	9,525	9,790	10,963	10,327	7,182	6,796	7,433
Total Expenses	21,873	23,634	26,378	30,046	33,030	37,099	39,599	43,479	46,028	46,312	46,115	49,224

Net Operating Balance	3,341	3,964	3,707	1,953	(1,606)	(21)	128	(1,466)	(226)	(4,558)	619	542

OTHER KEY AGGREGATES

Purchases of non-financial assets	2,415	2,717	3,196	4,412	5,725	6,772	8,959	8,237	7,971	7,001	6,322	4,779

Net acquisition of non-financial assets	521	1,016	1,234	2,157	3,680	4,349	6,665	5,583	5,241	3,389	3,200	1,122

Fiscal Balance	2,819	2,946	2,472	(204)	(5,286)	(4,371)	(6,537)	(7,049)	(5,467)	(7,947)	(2,581)	(581)

Cash Surplus/(Deficit)	3,489	4,635	4,649	2,360	(4,924)	(2,866)	(5,341)	(5,880)	(4,951)	(8,585)	(3,345)	(131)

Net Worth	77,723	92,148	104,446	118,532	193,838	184,277	175,588	177,875	170,745	172,963	169,265	168,182

Net Debt	(14,811)	(19,354)	(23,203)	(26,622)	(22,586)	(19,251)	(13,354)	(9,542)	(5,720)	2,399	5,203	5,772

Borrowing	3,208	2,794	2,084	2,267	6,328	10,308	15,916	24,593	29,517	37,878	41,402	43,105

Borrowing (NFPS)	15,248	15,819	17,314	23,971	30,856	42,645	51,713	53,708	61,542	69,086	72,716	75,233

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Source: Report on State Finances for Queensland 2003-04 to 2014-15. (Numbers have been recast for changes to UPF presentation.)

Budget Strategy and Outlook 2016-17

9.5	Other General Government uniform presentation framework data

Data in the following tables are presented in accordance with the UPF.

9.5.1	Grants

Data presented in Tables 9.12 and 9.13 provide details of General Government Sector current and capital grant revenue and expenses.

Table 9.12	General Government Sector grant revenue[1]

	2015-16 Est. Actual $ million	2016-17 Budget $ million

Current grant revenue
Current grants from the Commonwealth
General purpose grants	13,132	14,307
Specific purpose grants	6,338	6,815
Specific purpose grants for on-passing	2,471	2,847
Total current grants from the Commonwealth	21,941	23,969
Other contributions and grants	293	317
Total current grant revenue	22,234	24,286

Capital grant revenue
Capital grants from the Commonwealth
Specific purpose grants	1,389	2,759
Specific purpose grants for on-passing	12	—
Total capital grants from the Commonwealth	1,401	2,759
Other contributions and grants	61	71
Total capital grant revenue	1,462	2,830
Total grant revenue	23,696	27,116

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2016–17

Table 9.13	General Government Sector grant expense[1]

	2015-16 Est. Act. $ million	2016-17 Budget $ million

Current grant expense
Private and Not-for-profit sector	1,448	1,415
Private and Not-for-profit sector on-passing	2,254	2,406
Local Government	167	183
Local Government on-passing	225	450
Grants to other sectors of Government	531	725
Other	225	226
Total current grant expense	4,851	5,404

Capital grant expense
Private and Not-for-profit sector	326	314
Local Government	764	936
Local Government on-passing	12	—
Grants to other sectors of Government	25	25
Other	110	120
Total capital grant expense	1,237	1,395
Total grant expense	6,088	6,799

Note:

1.	Numbers may not add due to rounding.

9.5.2	Dividend and income tax equivalent income

Table 9.14 provides details of the source of dividend and income tax equivalent income in the General Government Sector.

Table 9.14	General Government Sector dividend and income tax equivalent income[1]

	2015-16 Est. Act. $ million	2016-17 Budget $ million
Dividend and Income Tax Equivalent income from PNFC sector	2,317	2,223
Dividend and Income Tax Equivalent income from PFC sector	121	85
Total Dividend and Income Tax Equivalent income	2,438	2,307

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2016-17

9.5.3	Expenses by function

Data presented in Table 9.15 provides details of General Government Sector expenses by function.

Table 9.15	General Government Sector expenses by function[1]

	2015-16 Budget $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million

General public services	1,261	1,520	1,818	1,720	1,685	1,666
Public order and safety	4,566	4,553	4,796	4,875	4,963	5,063
Education	12,076	12,012	12,650	13,312	13,546	14,286
Health	14,272	14,638	15,080	15,619	16,141	16,665
Social security and welfare	2,976	2,973	3,226	3,574	4,225	3,834
Housing and community amenities	1,614	1,512	1,592	1,548	1,564	1,609
Recreation and culture	1,135	1,095	1,263	1,714	923	843
Fuel and energy	482	539	607	521	573	612
Agriculture, forestry, fishing and hunting	674	646	614	569	569	571
Mining, manufacturing and construction	345	316	331	330	336	345
Transport and communications	5,475	5,523	6,007	5,805	5,929	6,152
Other economic affairs	755	668	732	754	723	716
Other purposes	4,341	3,830	3,865	3,781	3,596	3,571

Total Expenses	49,973	49,824	52,582	54,123	54,775	55,934

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2016-17

9.5.4	Purchases of non-financial assets by function

Data presented in Table 9.16 provides details of General Government Sector purchases of non-financial assets by function.

Table 9.16	General Government Sector purchases of non-financial assets by function[1]

	2015-16 Budget $ million	2015-16 Est. Actual $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million

General public services	40	39	39	82	85	44
Public order and safety	370	251	373	373	265	253
Education	474	419	493	410	510	487
Health	1,159	998	833	939	654	634
Social security and welfare	23	18	30	21	18	18
Housing and community amenities	387	356	400	371	260	253
Recreation and culture	103	89	163	49	86	35
Agriculture, forestry, fishing and hunting	33	21	23	20	23	20
Mining, manufacturing and construction	6	6	5	1	1	2
Transport and communications	2,709	1,925	2,973	4,231	3,867	4,220
Other economic affairs	8	7	7	8	8	8
Other purposes	61	44	112	85	63	8

Total Purchases	5,374	4,173	5,452	6,590	5,840	5,983

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2016-17

9.5.5	Taxes

Data presented in Table 9.17 provides details of taxation revenue collected by the General Government Sector.

Table 9.17	General Government Sector taxes[1]

	2015-16 Est. Actual $ million	2016-17 Budget $ million

Taxes on employers’ payroll and labour force	3,753	3,826

Taxes on property
Land taxes	1,010	1,083
Stamp duties on financial and capital transactions	3,060	3,231
Other	684	698

Taxes on the provision of goods and services
Taxes on gambling	1,146	1,195
Taxes on insurance	873	921

Taxes on use of goods and performance of activities
Motor vehicle taxes	2,135	2,195

Total Taxation Revenue	12,660	13,150

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2016-17

9.5.6	Loan Council Allocation

The Australian Loan Council requires all jurisdictions to prepare Loan Council Allocations (LCA) to provide an indication of each government’s probable call on financial markets over the forthcoming financial year.

Table 9.18 presents the State’s revised Budget LCA and the Loan Council endorsed LCA for 2016-17.

Table 9.18	Loan Council Allocation[1]

		2016-17 Nomination $ million	2016-17 Budget $ million

	General Government sector cash deficit/(surplus)	752	1,550
	PNFC sector cash deficit/(surplus)	918	118

	Non-financial Public sector cash deficit/(surplus)	1,670	1,667
	Acquisitions under finance leases and similar arrangements	843	1,032

Equals	ABS GFS cash deficit/(surplus)	2,512	2,699

Less	Net cash flows from investments in financial assets for policy purposes	—	—
Plus	Memorandum items [2]	941	2,057

	Loan Council Allocation	3,453	4,756

Notes:

1.	Numbers may not add due to rounding.
2.	Memorandum items include operating leases and local government borrowings.

The State’s Budget LCA is a deficit of $4.437 billion, compared to the LCA nomination of $3.453 billion. This deterioration is largely the result of increased borrowing by Universities and Local Governments (included in Memorandum items).

Budget Strategy and Outlook 2016-17

9.6	Contingent liabilities

Contingent liabilities represent items that are not included in the Budget as significant uncertainty exists as to whether the Government would sacrifice future economic benefits in respect of these items. Nevertheless, such contingencies need to be recognised and managed wherever possible in terms of their potential impact on the Government’s financial position in the future.

The State’s quantifiable and non-quantifiable contingent liabilities are detailed in the 2014-15 Report on State Finances – whole-of-government financial statements (Note 47).

A summary of the State’s quantifiable contingent liabilities as at 30 June 2015 is provided in Table 9.19.

Table 9.19	Contingent liabilities

2014-15 $ million
Nature of contingent liability

Guarantees and indemnities	10,235
Other	1,123

Total	11,358

9.7	Background and interpretation of uniform presentation framework

As mentioned in the introduction to this chapter, the UPF was reviewed in 2007 following the release of the AASB accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting.

This standard aims to harmonise GFS and GAAP with the objective of improving the clarity and transparency of government financial statements.

9.7.1	Accrual Government Finance Statistics framework

The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistical standards (the International Monetary Fund Manual on Government Finance Statistics and the United Nations System of National Accounts). This allows comprehensive assessments to be made of the economic impact of government.

Budget Strategy and Outlook 2016-17

The accrual GFS framework is based on an integrated recording of stocks and flows. Stocks refer to a unit’s holdings of assets and liabilities at a point in time, whilst flows represent the movement in the stock of assets and liabilities between two points in time. Flows comprise two separate types, transactions and other economic flows. Transactions come about as a result of mutually agreed interactions between units or within a single unit. Other economic flows would include revaluations and destruction or discovery of assets that do not result from a transaction. In GFS operating statements, other economic flows, being outside of the control of government, are excluded and do not affect the net operating balance or fiscal balance.

9.7.2	Generally Accepted Accounting Principles

In addition to the GFS framework, public sector entities were previously required to report at year end against AAS 31 Financial Reporting by Government, which meant complying with the Accounting Standards issued by the AASB.

9.7.3	Harmonisation under AASB 1049

This dual reporting regime caused confusion for financial report users and the Financial Reporting Council asked the AASB to develop a framework harmonising GAAP and GFS and to issue an Australian accounting standard for a single set of government reports.

In the development of AASB 1049, the AASB adopted the following approaches:

•	adoption of GAAP definition, recognition and measurement principles in almost all cases;

•	amending presentation requirements to encompass a comprehensive result that retains GAAP classification system but overlays it with a transactions and other economic flows classification system based on GFS; and

•	expanding the disclosure requirements to incorporate key fiscal aggregates required by GFS.

9.7.4	Revisions to the Uniform Presentation Framework

Following the introduction of AASB 1049, the Australian, state and territory governments consider that the UPF will continue to be an important framework for ensuring comparability of financial information across jurisdictions. The UPF shall continue to apply to financial statements produced by government in budgets, mid-year budget updates and final budget outcome reports, whereas the accounting standard applies only to outcome reports.

Therefore, rather than replacing the UPF with the accounting standard, the framework was updated to align with AASB 1049. Australian, state and territory governments agreed that the updated framework would continue to provide a common core of comparable financial information in their budget papers and comparable data amongst jurisdictions while maintaining at least the current level of transparency.

Budget Strategy and Outlook 2016-17

Aligning the framework with AASB 1049 was not intended to create a UPF that complies with all the reporting requirements of AASB 1049. For example, the UPF does not include the same level of detail in relation to disclosure requirements as AASB 1049. Instead, the revised UPF allows jurisdictions to utilise the framework as the base set of statements and add additional relevant information in order to comply with AASB 1049.

9.8	Sector classification

GFS data is presented by institutional sector, distinguishing between the General Government Sector and the PNFC Sector.

Budget reporting focuses on the General Government Sector, which provides regulatory services and goods and services of a non-market nature that are provided at less than cost or at no cost. These services are largely financed by general revenue (Australian Government grants and state taxation). This sector comprises government departments, their commercialised business units/shared service providers and certain statutory bodies.

The PNFC Sector comprises bodies that provide mainly market goods and services that are of a non-regulatory and non-financial nature. PNFCs are financed through sales to consumers of their goods and services and may be supplemented by explicit government subsidy to satisfy community service obligations. In general, PNFCs are legally distinguishable from the governments that own them. Examples of PNFCs include the energy entities and Queensland Rail.

Together, the General Government Sector and the PNFC Sector comprise the Non-financial Public Sector.

Further discussion of the GFS framework of reporting, including definitions of GFS terms, can be obtained from the webpage of the ABS at www.abs.gov.au.

Budget Strategy and Outlook 2016-17

9.9	Reporting entities

The reporting entities included in the General Government and PNFC Sectors in these Budget papers are provided below.

9.9.1	General Government

Departments

Aboriginal and Torres Strait Islander Partnerships

Agriculture and Fisheries

Communities, Child Safety and Disability Services

Education and Training

Electoral Commission of Queensland

Energy and Water Supply

Environment and Heritage Protection

Housing and Public Works

Infrastructure, Local Government and Planning

Justice and Attorney-General

Legislative Assembly

National Parks, Sport and Racing

Natural Resources and Mines

Office of the Governor

Office of the Inspector-General Emergency Management

Office of the Ombudsman

Premier and Cabinet

Public Safety Business Agency

Public Service Commission

Queensland Audit Office

Queensland Fire and Emergency Services

Queensland Health

Queensland Police Service

Queensland Treasury

Science, Information Technology and Innovation

State Development

The Public Trustee of Queensland

Tourism, Major Events, Small Business and the Commonwealth Games

Transport and Main Roads

Commercialised Business Units

Building and Asset Services

CITEC

Economic Development Queensland

QFleet

RoadTek

Shared Service Providers

Corporate Administration Agency

Queensland Shared Services

Budget Strategy and Outlook 2016-17

Statutory Authorities

Anti-Discrimination Commission

Board of the Queensland Museum

City North Infrastructure Pty Ltd

Crime and Corruption Commission

Gold Coast 2018 Commonwealth Games Corporation

Gold Coast Waterways Authority

Hospital and Health Services

Cairns and Hinterland

Central Queensland

Central West

Children’s Health Queensland

Darling Downs

Gold Coast

Mackay

Metro North

Metro South

North West

South West

Sunshine Coast

Torres and Cape

Townsville

West Moreton

Wide Bay

Legal Aid Queensland

Library Board of Queensland

Motor Accident Insurance Commission

Nominal Defendant

Office of the Information Commissioner

Office of the Health Ombudsman

Prostitution Licensing Authority

Queensland Agricultural Training Colleges

Queensland Art Gallery Board of Trustees

Queensland Building and Construction Commission

Queensland Curriculum and Assessment Authority

Queensland Family and Child Commission

Queensland Mental Health Commission

Queensland Performing Arts Trust

Queensland Racing Integrity Commission (commencing 1 July 2016)

Queensland Reconstruction Authority

QRAA

Queensland Training Assets Management Authority (ceased 13 August 2015)

Residential Tenancies Authority

South Bank Corporation

TAFE Queensland

The Council of the Queensland Institute of Medical Research

Tourism and Events Queensland

Trade and Investment Queensland

Budget Strategy and Outlook 2016-17

9.9.2	Public Non-financial Corporations

Brisbane Port Holdings Pty Ltd

CS Energy Limited

DBCT Holdings Pty Ltd

Energex Limited (merging into Energy Queensland 30 June 2016)

Energy Queensland (commencing 30 June 2016)

Ergon Energy Corporation Limited (merging into Energy Queensland 30 June 2016)

Far North Queensland Ports Corporation Limited

Gladstone Area Water Board

Gladstone Ports Corporation Limited

Mount Isa Water Board

North Queensland Bulk Ports Corporation Limited

Port of Townsville Limited

Powerlink Queensland

Queensland Bulk Water Supply Authority (Seqwater)

Queensland Lottery Corporation Pty Ltd

Queensland Rail

Queensland Treasury Holdings Pty Ltd

Stadiums Queensland

Stanwell Corporation Limited

SunWater Limited

Budget Strategy and Outlook 2016-17

Appendices

Appendix A:	Concessions statement

Context

The Government provides a diverse range of concessions across a wide variety of services. In addition to targeted discounts, rebates and subsidies for individuals or families based on eligibility criteria relating to factors such as age, income and special needs or disadvantage, broader concession arrangements are in place that reduce the price paid by all consumers in areas such as transport, electricity and water.

The majority of people will benefit from at least one concession and in many cases will benefit from multiple concessions each year. For example, aged pensioners are eligible for a number of Queensland Government concessions, including discounts on their council rates, water, gas and electricity bills, vehicle registration fees as well as subsidised optometry and dental services.

Further information on the eligibility requirements and benefits of a range of Government concessions can be found at: http://www.qld.gov.au/community/cost-of-living-support/concessions/.

Termination of the National Partnership Agreement

In its 2014-15 Budget, the Australian Government announced that it would unilaterally terminate the National Partnership Agreement on Certain Concessions for Pensioner Concession Card and Seniors Card Holders (the NPA) from 1 July 2014. Through the agreement the Australian Government provided 15% of the total cost of the concessions supported through the NPA for Pensioner Concession Card and Seniors Card holders. The Queensland Government is continuing the guarantee that these concessions remain fully funded. This comes at a cost to the Queensland Government of around $56 million per annum over and above the state’s existing contributions to such concessions.

Focus

This statement highlights the cost and nature of concessions provided by the Queensland Government. It covers concessions that are direct Budget outlays (for example, fee subsidy payments) and revenue foregone through fees and charges that are set at a lower rate than applies to the wider community or, in the case of broader concessions, the full cost of service provision.

Sections A.2 and A.3 set out the individual concessions by agency and government owned corporation respectively, sorted in descending order. The total value of these concessions is estimated at $4.884 billion in 2016-17. This represents a significant Government and taxpayer commitment to improving the accessibility and affordability of a diverse range of services; and reducing the price paid by consumers of those services to ease cost of living pressures.

Budget Strategy and Outlook 2016-17

Explanation of scope

For the purposes of this document, concessions include:

•	discounts, rebates and subsidies to improve access to, and the affordability of, a range of services for individuals or families based on eligibility criteria relating to factors such as age, income and special needs or disadvantage; and

•	concessional prices for Government services, where the price charged to all consumers is less than the full cost of service provision.

Both General Government and Public Non-financial Corporations (PNFC) Sector concessions are included. Where a payment is made from a General Government Sector agency to a PNFC entity for a concession arrangement, the expenditure is reported against the General Government Sector agency only to avoid double counting.

To be included in this statement, concessions must meet the minimum materiality threshold of estimated expenditure or revenue foregone of $50,000 in 2016-17.

Varying methods have been used to estimate the cost of concessions depending on the nature of the concessions, including:

•	direct Budget outlay cost (for example, direct subsidy or rebate payments or Government’s contribution in the case of items such as rental subsidies);

•	revenue foregone (for example, concessional fees and charges); and

•	cost of goods and services provided.

For the purposes of illustration, the document often uses averages to demonstrate the value of the concession to consumers. However, averages are not reflective of individual circumstances, meaning the actual dollar value of the concession to consumers may vary from person to person.

This Concessions Statement does not include Tax Expenditures (for example, tax exemptions, reduced tax rates, tax rebates and deductions). Information on Tax Expenditures is provided in Appendix B – Tax expenditure statement.

Budget Strategy and Outlook 2016-17

A.1	Concessions summary

Table A.1.1	Concession by entity[1]

Concession by entity	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Agency
Department of Agriculture and Fisheries	33.0	39.5
Department of Communities, Child Safety and Disability Services	241.2	254.2
Department of Education and Training	541.1	551.8
Department of Energy and Water Supply	571.5	612.7
Department of Housing and Public Works	417.8	387.2
Department of Justice and Attorney-General	69.5	73.2
Department of National Parks, Sport and Racing	1.6	1.9
Department of Natural Resources and Mines	4.1	4.2
Department of Science, Information Technology and Innovation	0.8	0.8
Department of Transport and Main Roads	2,411.5	2,542.9
Department of the Premier and Cabinet	5.3	5.2
Public Safety Business Agency	7.6	9.0
Queensland Fire and Emergency Services	9.1	9.5
Queensland Health	306.4	282.4
Total Agency	4,620.5	4,774.5

Government-owned corporations
Energex Limited	14.5	14.9
Ergon Energy Corporation Limited	7.4	7.6
Far North Queensland Ports Corporation Limited	0.8	0.8
Gladstone Ports Corporation Limited	55.2	56.0
North Queensland Bulk Ports Corporation Limited	1.6	1.5
Port of Townsville Limited	5.5	5.6
Queensland Rail Limited	1.6	1.7
SunWater Limited	21.0	21.0
Total government-owned corporations	107.6	109.1

Total all entities	4,728.1	4,883.6

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2016-17

A.2	Concessions by agency

Table A.2.1	Department of Agriculture and Fisheries

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Drought Relief Assistance Scheme-Fodder and Water Freight	23.0	22.9
Primary Industry Productivity Enhancement Scheme (PIPES)[1,2]	10.0	16.6
Total	33.0	39.5

Notes:

1.	The concession shown represents the fair values of the interest rate concessions pertaining to loans issued in each of the financial years shown.
2.	The increase between the 2015-16 estimated actual and 2016-17 estimate is primarily due to the increase in loan limits for the Advancing Queensland Innovation Loan (previously called the Sustainability Loan) from $650,000 to $1.3 million and an increase in the loan limit for the First Start loan from $650,000 to $2 million.

Drought Relief Assistance Scheme

Funding for the Drought Relief Assistance Scheme provides freight subsidies and emergency water infrastructure rebates to support producers and communities that have been affected by drought conditions across the State. Freight subsidies of up to 50% and emergency water infrastructure rebates of up to 50% are available to eligible applicants, up to a maximum of between $20,000 and $40,000 per property per financial year.

Primary Industry Productivity Enhancement Scheme (PIPES)

PIPES is administered by QRAA and provides concessional rates of interest on loans to eligible primary producers in need of financial assistance. First Start Loans of up to $2 million and Advancing Queensland Innovation Loans (previously called the Sustainability Loan) of up to $1.3 million support applicants to enter primary production and to improve productivity and sustainability. The average concessional interest rate for new lending is 3.44%. The amounts shown in the above table represent the fair values of the interest rate concessions pertaining to loans issued in each of the financial years shown.

Budget Strategy and Outlook 2016-17

Table A.2.2	Department of Communities, Child Safety and Disability Services

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Electricity Rebate Scheme[1,2]	158.0	165.5
Pensioner Rate Subsidy Scheme	53.0	53.6
South East Queensland Pensioner Water Subsidy Scheme	19.0	19.2
Home Energy Emergency Assistance Scheme[3]	5.5	10.0
Electricity Life Support Concession Scheme[1]	2.3	2.4
Reticulated Natural Gas Rebate Scheme	2.2	2.2
Medical Cooling and Heating Electricity Concession Scheme[1]	1.2	1.3
Total	241.2	254.2

Notes:

1.	Electricity price linked rebates are adjusted annually according to the Queensland Competition Authority’s (QCA) price determination for the general household electricity tariff (Tariff 11). For 2016-17, the QCA determined that Tariff 11 will increase by 2.8%.
2.	The increase between the 2015-16 estimated actual and the 2016-17 estimate reflects the growth in claimants arising from the increased take up of concession cards in 2016-17.
3.	The increase between the 2015-16 estimated actual and the 2016-17 estimate reflects lower take up than was anticipated in 2015-16.

Electricity Rebate Scheme

The Electricity Rebate Scheme provides a rebate of up to $330 per annum to assist with the cost of domestic electricity supply to the home of eligible holders of a Pensioner Concession Card, a Queensland Seniors Card or a Department of Veterans’ Affairs Gold Card (and receive the War Widow/er Pension or special rate Totally or Permanently Incapacitated Pension).

Pensioner Rate Subsidy Scheme

The Pensioner Rate Subsidy Scheme offers a 20% subsidy (up to a maximum of $200 per annum) to lessen the impact of local government rates and charges on pensioners, thereby assisting them to continue to live in their own homes.

South East Queensland Pensioner Water Subsidy Scheme

The South East Queensland (SEQ) Pensioner Water Subsidy Scheme provides a subsidy of up to $120 per annum to eligible pensioner property owners in the SEQ Water Grid to lessen the impact of increased water prices. This subsidy is in addition to the Pensioner Rate Subsidy Scheme.

Home Energy Emergency Assistance Scheme

The Home Energy Emergency Assistance Scheme provides one off emergency assistance of up to $720 per annum (for a maximum of two consecutive years) to assist low income households experiencing a short-term financial crisis and who are unable to pay their current electricity and/or reticulated natural gas account. It is not a requirement for the claimant to hold a concession card.

Budget Strategy and Outlook 2016-17

Electricity Life Support Concession Scheme

The Electricity Life Support Concession Scheme is aimed at assisting seriously ill people who use home based life support systems by providing a rebate of up to $672 per annum for users of oxygen concentrators and a rebate of up to $450 per annum for users of kidney dialysis machines to meet their electricity costs. The concession is paid quarterly and is subject to the patient being medically assessed in accordance with Queensland Health eligibility criteria.

Reticulated Natural Gas Rebate Scheme

The Reticulated Natural Gas Rebate Scheme provides a rebate of up to $70 per annum to assist with the cost of reticulated natural gas supplied to the home of eligible holders of a Pensioner Concession Card, Queensland Seniors Card or a Department of Veterans’ Affairs Gold Card (and receive a War Widow/er or special rate Totally or Permanently Incapacitated Pension).

Medical Cooling and Heating Electricity Concession Scheme

The Medical Cooling and Heating Electricity Concession Scheme provides a rebate of up to $330 per annum for eligible concession card holders with a medical condition who are dependent on air conditioning to regulate body temperature.

Budget Strategy and Outlook 2016-17

Table A.2.3	Department of Education and Training

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
User Choice - Apprentice and Trainee Training Subsidy[1]	209.8	220.3
Vocational Education and Training (VET) - Certificate 3 Guarantee Tuition Fee Subsidy[2]	152.1	140.5
VET - Higher Level Skills Tuition Fee Subsidy[3]	54.1	60.0
Textbook and Resource Allowance[4]	56.8	58.9
School Transport Assistance for Students with Disabilities	39.6	41.7
Living Away from Home Allowance Scheme	7.9	8.2
Tuition fee exemptions/waivers - Dependants of international students	6.6	6.6
Non-Government Schools Transport Assistance Scheme	5.8	6.0
Travel and Accommodation Subsidy[5]	3.0	4.5
Dalby State High School - Bunya Campus Residential Facility[6]	2.5	2.6
Spinifex State College - Mount Isa Student Residential Facility	1.0	1.0
Distance Education - Information and Communication Technology Subsidy Scheme	0.9	0.8
Western Cape Student Residential College, Weipa	0.5	0.5
Distance Education - Non-Government Student Fee Subsidy[7]	0.5	0.2
Total	541.1	551.8

Notes:

1.	The increase between the 2015-16 estimated actual and 2016-17 estimate is due to a CPI increase on subsidies and the anticipated increase in apprentices and related program activity.
2.	The decrease between the 2015-16 estimated actual and 2016-17 estimate is due to the demand driven nature of the courses under the Certificate 3 Guarantee program. The 2016-17 estimate is an increase over the original 2015-16 Budget forecast of $122.6 million.
3.	The increase between the 2015-16 estimated actual and 2016-17 estimate is due to the anticipated increase in activity through demand-driven funding arrangements.
4.	The increase between the 2015-16 estimated actual and 2016-17 estimate is due to a combination of CPI indexation and student enrolment growth in state and non-government schools.
5.	The increase between the 2015-16 estimated actual and 2016-17 estimate is due to a low take up of this subsidy in 2015-16.
6.	The increase between the 2015-16 estimated actual and 2016-17 estimate is due to anticipated increased student enrolments in 2017.
7.	The decrease between the 2015-16 estimated actual and 2016-17 estimate is due to an anticipated lower uptake of this subsidy in 2017.

User Choice – Apprentice and Trainee Training Subsidy

The User Choice – Apprentice and Trainee Training Subsidy program provides Government funding towards the costs of training and assessment for eligible Queensland apprentices and trainees. The subsidy is available to public and private registered training organisations (pre-approved as pre-qualified suppliers) to subsidise tuition fees to reduce the cost of required accredited, entry level training for apprentices and trainees. The program provides greater flexibility for apprentices, trainees and their employers to select a preferred registered training organisation of their choice and to negotiate the type of training to meet their specific needs.

Budget Strategy and Outlook 2016-17

Whilst the full cost of each training subsidy varies by course, the average annual dollar value of this subsidy per student is $2,532.

Vocational Education and Training (VET) – Certificate 3 Guarantee Tuition Fee Subsidy

The Vocational Education and Training (VET) Certificate 3 Guarantee Tuition Fee Subsidy provides a government subsidy to allow eligible Queenslanders to obtain their first post-school Certificate III qualification to gain a job or to improve their employment status. The subsidy is available to private and public registered training organisations (pre-approved as pre-qualified suppliers) to subsidise tuition fees paid by students undertaking eligible vocation education and training qualifications (primarily Certificate III qualifications).

The annual average dollar value of this subsidy for each qualification ranges from $530 to $7,880 depending on the eligibility and qualification subsidised. The average subsidy value is $2,734.

VET – Higher Level Skills Tuition Fee Subsidy

The VET Higher Level Skills Tuition Fee Subsidy provides a government subsidy to eligible students and employers to undertake a priority Certificate IV, diploma or advanced diploma or industry endorsed skill set. This program will help individuals gain employment in a critical occupation, career advancement in a priority industry or transition to university to continue their studies. The subsidy is available to private and public registered training organisations (pre-approved as pre-qualified suppliers) to subsidise tuition fees paid by students undertaking eligible vocational education and training qualifications at Certificate IV or above.

The annual average dollar value of this subsidy for each qualification ranges from $2,130 to $11,060 depending on the eligibility and qualification subsidised. The average subsidy value is $4,281.

Textbook and Resource Allowance

The Textbook and Resource Allowance is for parents/caregivers of secondary school age students attending State and approved non-government schools to assist with the cost of textbooks and learning resources. Parents generally sign over this allowance to the school to reduce the fees associated with participating in the school’s textbook and resource scheme. In 2016, the rates per annum are $121 for students in Years 7 to 10 and $262 for students in Years 11 and 12.

School Transport Assistance for Students with Disabilities

School Transport Assistance for Students with Disabilities is provided for students to attend State school programs that meet their individual education needs. This transport assistance includes the provision of taxis or specialised contracted minibuses, payment of fares on regular buses or trains, or an allowance for parents who drive their children to school. The benefit level is to a maximum of $400 per week, per student, however in exceptional circumstances higher amounts may be approved. A separate scheme is in place for students with disabilities attending non-government schools (refer ‘Non-Government Schools Transport Assistance Scheme’).

The Department of Education and Training is working with the Department of Transport and Main Roads (TMR) to establish a long-term solution for the delivery of school transport assistance for students with disabilities under the National Disability Insurance Scheme (NDIS). TMR is the lead agency for progressing these discussions.

Budget Strategy and Outlook 2016-17

Living Away from Home Allowance Scheme

The Living Away from Home Allowance Scheme provides financial assistance to support Queensland families and targets geographically-isolated families. The scheme meets the costs of children who are required to live away from home to attend schools. This concession is available to Queensland students attending both state and non-government schools.

The benefits available for eligible students in 2016 are:

•	Remote Area Allowance – assistance of $2,277 per annum is available to students attending campuses of the Australian Agricultural College Corporation in lieu of Years 11 and 12.

•	Remote Area Tuition Allowance – primary students up to $3,623 per annum and secondary students up to $5,217 per annum. Benefit levels are linked to the tuition fees charged by approved boarding schools.

•	Remote Area Travel Allowance – available where the distance from the family home to the boarding location is at least 50km. Benefit levels depend on the distance travelled, and range from $133 to a maximum of $1,665 per annum.

•	Remote Area Disability Supplement – available to students with disabilities who incur additional costs associated with living away from home to attend school. Benefits are up to $7,412 per student per annum.

Tuition fee exemptions/waivers – Dependants of international students

This concession, available for dependants of international students, allows students who meet the approved exemption criteria and wish to enrol their child in Preparatory (Prep) Year to Year 12 of schooling are exempt from paying dependant tuition fees. The exemption only applies for the duration of the main temporary visa holder’s (parent) course of study in Queensland.

A dependant student (Prep to Year 12) of a temporary visa holder may also be eligible for a tuition fee waiver in certain circumstances, including financial hardship.

The estimated average amount exempted or waived per student is $7,154.88.

Non-Government Schools Transport Assistance Scheme

The Non-Government School Transport Assistance Scheme assists families by providing funding towards the transport costs of students attending non-government schools outside of the Brisbane City Council area. Under the scheme, reimbursement is provided for transport expenses above a set weekly threshold amount. In 2016, the threshold is $33 per week for families, or $25 for families with a Health Care Card, Pensioner or Department of Veteran’s Affairs Pensioner Card.

The program also assists families of students with disabilities who attend a non-government school. The level of assistance provided is dependent on the type of transport needed and travel assistance already provided by TMR. For families using taxis, assistance is capped at $300 per week.

The Department of Education and Training is working with TMR to establish a long-term solution for the delivery of school transport assistance for students with disabilities under the NDIS. TMR is the lead agency for progressing these discussions.

Budget Strategy and Outlook 2016-17

Travel and Accommodation Subsidy

The Travel and Accommodation Subsidy provides financial assistance to Queensland apprentices and trainees for travel expenses incurred in attending off the job training at a registered training organisation. To be eligible, apprentices must attend the closest registered training organisation that offers the required qualification and travel a minimum of 100 kilometre (km) return from their usual place of residence to the registered training organisation. The subsidy provides for:

•	return land travel to the registered training organisation of 15 cents per km for distances between 100 – 649 km, increasing to 19 cents per km for distances between 650 – 1,400 km;

•	cost of ferry travel if necessary;

•	a return economy air ticket to the location of the registered training organisation if necessary; and

•	accommodation assistance of $27 per day, if it is necessary to live away from their usual place of residence to attend training.

Dalby State High School – Bunya Campus Residential Facility

The Dalby State High School – Bunya Campus Residential Facility provides affordable residential accommodation for secondary school students in a boarding facility. The concession particularly targets secondary school students from rural and remote communities, however, any secondary age student is eligible. Students accommodated at the residential facility are enrolled at Dalby State High School and participate in agricultural education programs.

Spinifex State College – Mount Isa Student Residential Facility

The Spinifex State College – Mount Isa Student Residential Facility provides an affordable residential facility in Mount Isa for students from the North Western area of the state whose home community does not provide secondary schooling. The funding meets the cost of wages for the residential college, increasing the affordability of the accommodation rates charged to students.

Distance Education – Information and Communication Technology Subsidy Scheme

The Distance Education – Information and Communication Technology Subsidy Scheme provides assistance to students enrolled in a school of distance education that are geographically isolated or in the medical category.

The scheme provides $250 per annum to assist with purchasing, replacing or upgrading computer hardware for students in the distance/geographically isolated and medical categories, and $500 per annum to assist students in the distance/geographically isolated category to meet the costs of broadband internet access and download charges for the home classroom. Eligible students also receive access to free software licences.

Western Cape Student Residential College, Weipa

The Western Cape Student Residential College, Weipa (formerly Far North Queensland Region – Student Residential College) provides a residential schooling option for students from the Torres Strait and Cape York. This college provides an option that is more familiar for students from remote locations with the intent to increase participation and retention of secondary students in schooling. The concession targets students from the Torres Strait and Cape York seeking secondary education when their home community does not provide secondary schooling. The

Budget Strategy and Outlook 2016-17

concession provides wages for the residential college allowing the rates charged to students to be more affordable.

Distance Education – Non-Government Student Fee Subsidy

The Distance Education – Non-Government Student Fee Subsidy is available to students who are enrolled in non-government schools and also choose to access distance education subjects. It provides an average annual subsidy of approximately $1,253.70 per distance education subject enrolment.

This subsidises approximately 50% of the total average cost per annum of providing a subject through distance education for non-government school students. The concession contributes towards the state continuing to make distance education available to non-government schools, ensuring the widest possible subject choice for students, while recovering a proportion of the teaching and overhead costs.

Budget Strategy and Outlook 2016-17

Table A.2.4	Department of Energy and Water Supply

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Ergon Energy - Uniform Tariff Policy (excluding Isolated Systems)[1]	435.2	500.4
Ergon Energy - Uniform Tariff Policy for Isolated Systems[2]	62.0	58.0
Urban Water Price Path[3]	56.8	35.7
Cloncurry Pipeline Water Supply Subsidy	5.5	5.9
Drought Relief Arrangements[4]	4.0	4.1
SunWater Rural Irrigation Water Price Subsidy[5]	4.7	3.7
Origin Energy - Uniform Tariff Policy[6]	1.2	2.8
Seqwater Rural Irrigation Water Price Subsidy	2.1	2.1
Total	571.5	612.7

Notes:

1.	The increase between the 2015-16 estimated actual and the 2016-17 estimate is due to Ergon Energy’s network charges increasing at a greater rate than Energex’s network costs leading to an increase in the concession required.
2.	The decrease between the 2015-16 estimated actual and the 2016-17 estimate is due to lower fuel and planned maintenance costs.
3.	The decrease between the 2015-16 estimated actual and the 2016-17 estimate reflects a narrowing gap between the cost of supplying water and the price paid by consumers.
4.	The increase between the 2015-16 estimated actual and the 2016-17 estimate is due to additional local government areas in Queensland being declared as drought affected.
5.	The decrease between the 2015-16 estimated actual and the 2016-17 estimate is a result of the current 2012-17 irrigation price path leading to a reduction in the concession required.
6.	The increase between the 2015-16 estimated actual and the 2016-17 estimate is due to an expected increase in the spread between the New South Wales and Queensland tariff rates, resulting from a forecast rise in NSW network pricing.

Ergon Energy – Uniform Tariff Policy (excluding Isolated Systems)

The Ergon Energy – Uniform Tariff Policy (excluding Isolated Systems) ensures that, where possible, all Queensland non-market electricity customers of a similar type pay a similar price for electricity regardless of where they live. As the notified prices do not reflect the full cost of electricity supply for most remote and regional Queenslanders, a subsidy is provided. The community service obligation (CSO) payment to the regional retailer Ergon Energy Queensland Pty Ltd (EEQ) covers the difference between the revenue earned by charging customers notified prices and the actual costs in the regional areas (due to differences in network costs and energy losses).

The increase in the CSO in 2016-17 largely relates to Ergon’s network charges increasing at a greater rate than Energex’s network costs. Ergon’s forecast increase in network costs is mainly driven by an increase in forecast transmission use of system charges along with previous year’s under-recoveries of its network charges.

Budget Strategy and Outlook 2016-17

Ergon Energy – Uniform Tariff Policy for Isolated Systems

The Ergon Energy – Uniform Tariff Policy for Isolated Systems ensures that, where possible, all Queensland non-market electricity customers of a similar type pay a similar price for electricity regardless of where they live. Ergon Energy Corporation Limited owns and operates 33 isolated power stations which supply electricity to remote and isolated Queensland communities. EEQ retails electricity to these customers at the notified prices, and the Government provides funding to the retailer to cover the difference between the revenue earned by charging customers notified prices and the actual cost of supplying electricity to these customers.

The CSO estimate for 2016-17 is lower than 2015-16 estimated actuals due to expected lower generation fuel (i.e. diesel) costs and planned maintenance costs.

Urban Water Price Path

Bulk water price revenues in SEQ are currently set at levels below the cost of supply. This has been the case since the commencement of a 10 year price path in 2008. The difference between revenue received, based on these below cost prices, and the costs to be recovered is due to be repaid from bulk water prices over the period to 2027-28.

This under recovery is not funded through a CSO or consolidated revenue, it is to be recovered through future SEQ bulk water prices. The reduction in the level of under recovery between the 2015-16 estimated actual and the 2016-17 estimate is due to the narrowing gap between the cost of supplying water and the price paid by consumers.

Cloncurry Pipeline Water Supply Subsidy

North West Queensland Water Pipeline Limited (NWQWP), a SunWater Limited (SunWater) subsidiary, owns and operates the Cloncurry Water Pipeline between the Ernest Henry Mine and Cloncurry. The pipeline guarantees Cloncurry Shire Council’s long-term water supply and supports industrial development in the region. As the construction and operation of the Cloncurry Water Pipeline is a non-commercial investment, the Government provides funding to NWQWP to ensure that SunWater receives a return on its investment in the pipeline.

Drought Relief Arrangements

Drought Relief Arrangements provide relief to farming customers from fixed charges for electricity accounts that are used to pump water for farm or irrigation purposes during periods of drought.

The increase in the Drought Relief Arrangements for 2016-17 is largely due to additional local government areas in Queensland being declared as drought affected.

SunWater Rural Irrigation Water Price Subsidy

SunWater owns and operates water supply schemes across regional Queensland. As the owner of SunWater, the Government decides how much to recover of SunWater’s costs through irrigation prices. Currently, SunWater’s irrigation water prices for some schemes are set below the level necessary to recover the cost of supplying water to the irrigators. Government funding is provided to SunWater to offset the reduced revenue and to ensure that increases in water prices paid by rural irrigation customers to recover costs are gradual.

Budget Strategy and Outlook 2016-17

Origin Energy – Uniform Tariff Policy

The Origin Energy – Uniform Tariff Policy ensures that, where possible, all Queensland non-market electricity customers of a similar type pay the similar price for electricity regardless of where they live. Origin Energy retails electricity to approximately 5,450 Queensland non-market customers in the Goondiwindi, Texas and Inglewood areas who are supplied electricity through the New South Wales (NSW) Essential Energy distribution network.

The Government provides a rebate to these customers, via a CSO payment to Origin Energy, to ensure they pay no more for electricity than similar customers in Queensland. Therefore, the CSO amount depends on the relative difference between Queensland and New South Wales retail electricity tariffs for non-market customers.

Since July 2014, there has been a general decrease in the CSO due to a narrower spread between the retail tariff rates in New South Wales and Queensland. However, for 2016-17, the CSO is expected to increase due to the spread between the New South Wales and Queensland tariff rates increasing, resulting from a forecast rise in NSW network pricing.

Seqwater Rural Irrigation Water Price Subsidy

Seqwater owns and operates water supply schemes across SEQ which also supply bulk water services to rural irrigation customers. Currently Seqwater’s rural irrigation prices for some schemes are set below the level necessary to recover the cost of supplying water to the irrigators. Government funding is provided to Seqwater to offset the reduced revenue and to ensure that increases in water prices paid by rural irrigation customers to recover costs are gradual.

Budget Strategy and Outlook 2016-17

Table A.2.5	Department of Housing and Public Works

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Government managed housing rental rebate[1]	363.1	330.7
National Rental Affordability Scheme[2]	27.7	29.2
Home Assist Secure[3]	19.1	20.2
Non-residential buildings - subsidised rents	6.0	5.2
Rental Bond Loans	1.9	1.9
Non-government managed housing[4]	n.a.	n.a.
Total	417.8	387.2

Notes:

1.	The decrease between the 2015-16 estimated actual and the 2016-17 estimate is primarily due to the delay in the operating model for the Woodridge Housing Service Centre.
2.	The increase between the 2015-16 estimated actual and the 2016-17 estimate is due to the expected increase in the number of dwellings delivered.
3.	The increase between the 2015-16 estimated actual and 2016-17 estimate reflects a grant indexation adjustment.
4.	The value of this concession arrangement cannot be easily quantified.

Government managed housing rental rebate

The Government managed housing rental rebate targets low income families and individuals and represents the difference between the rents that would be payable in the private market and rent that is charged by Government based on household income.

Assistance is provided to approximately 53,000 households. The estimated average yearly subsidy per household for 2016-17 is $6,796.

National Rental Affordability Scheme

The National Rental Affordability Scheme (NRAS) is an Australian Government initiative, delivered in partnership with the Queensland Government, to increase the supply of new affordable rental housing. The scheme provides financial incentives to investors to build well located dwellings and rent them to eligible low to moderate income households, at a discounted rate at least 20% below market rent.

Under the scheme the concession to the tenant is provided by the property owner. Due to the nature of the arrangement, the overall value of the concession to the tenant cannot be quantified. In 2016-17, the Government has allocated $29.2 million for the payment of financial incentives to NRAS investors who are then required to discount rents to tenants.

Home Assist Secure

Home Assist Secure provides free safety related information and referrals, and subsidised assistance to eligible clients unable to undertake or pay for critical maintenance services. To be considered for assistance, home owners or tenants with disability or over the age of 60 must hold a Pensioner Concession Card and be unable to complete the work themselves. In addition, they must be unable to access assistance from family or friends or other services. Labour costs (up to

Budget Strategy and Outlook 2016-17

$400 per household per year) for the assistance provided are subsidised by Home Assist Secure while the balance of the costs (including all materials) are met by the client.

Home Assist Secure targets home owners and those in rental housing who are over 60 years of age or have disability, and who require assistance to remain living in their home. In 2016-17, $20.2 million in grants to Home Assist Secure providers will be issued to ensure the ongoing delivery of assistance to those in greatest need. It is estimated that over 52,000 households will be assisted.

Non-residential buildings – subsidised rents

Accommodation is provided to 42 community, education, arts and not-for-profit organisations in Government owned non-residential buildings. Tenures for the occupancies are by way of leases, licences or month to month arrangements. Rents paid by the organisations are often below independently assessed market rent levels. Subsidised rental arrangements are provided to 27 properties comprising a total floor area of approximately 23,700 square metres. The total subsidy is calculated by deducting the actual amount paid by the occupants from the total estimated annual market rent for the office space.

Rental Bond Loans

The Government provides interest-free rental bond loans equivalent to a maximum amount of four weeks rent to people who cannot afford to pay a full bond to move into private rental accommodation reducing the need for more costly, subsidised housing assistance. The concession represents the interest saving for the client on the bond loan. In 2016-17, $26.3 million in bond loans will be advanced to an estimated 24,000 clients.

Non-government managed housing

The Government provides contributions to social housing providers, including capital grants, granted land or properties, or recurrent funding, to assist in increasing housing affordability and access to social housing. Due to the nature of the arrangement, the overall value of the concession provided by the Government cannot be easily quantified.

Rents charged for social housing managed by the providers are based on 25% of a household’s assessable income, which substantially reduces accommodation costs for eligible individuals and families.

Budget Strategy and Outlook 2016-17

Table A.2.6	Department of Justice and Attorney-General

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Public Trustee of Queensland - Concessions	31.8	34.2
Court Services - Civil Court	19.0	20.3
Queensland Civil and Administrative Tribunal	16.6	16.6
Body Corporate and Community Management - Dispute Resolution	2.1	2.1
Total	69.5	73.2

Public Trustee of Queensland – Concessions

The Public Trustee of Queensland (the Public Trustee) is a self-funding organisation and uses a scale of fees which is designed to reflect a fair cost for the services provided.

The Public Trustee has established a safety net limit on the annual fees payable by certain clients. The arrangement provides for a rebate of fees for some clients with limited assets, for example financial administration for clients with impaired capacity, or administration of deceased estates or trusts. The Public Trustee also provides free Will making services for Queenslanders.

The Public Trustee also provides funding to the Public Guardian and financial assistance under the Civil Law Legal Aid Scheme administered by Legal Aid Queensland, to enable these organisations to provide services to the people of Queensland.

Court Services – Civil Court

The Supreme, District and Magistrates Courts hear civil disputes between two or more parties (people or organisations) where one party sues the other, usually to obtain compensation, or seek some other remedy. These disputes may involve anything from defamation to outstanding debts. Civil Court Fees are prescribed under the Uniform Civil Procedure (Fees) Regulation 2009 for proceedings commenced in civil matters and are set below full cost recovery to ensure that civil remedies are accessible to all Queenslanders.

Queensland Civil and Administrative Tribunal

The Queensland Civil and Administrative Tribunal (QCAT) is an independent tribunal which makes decisions and resolves disputes across a wide range of jurisdictions for the community. Fees for these services are below cost recovery to ensure services are accessible, fair and inexpensive. QCAT provides human rights services with no application fees for matters in guardianship and administration of adults, children and young people and anti-discrimination.

Body Corporate and Community Management – Dispute Resolution

The Office of the Commissioner for Body Corporate and Community Management provides a dispute resolution service to parties unable to resolve disputes themselves. The service consists of conciliation, with the aim of achieving a voluntary agreement, and adjudication, which results in a formal order. The service is delivered below full cost recovery so as to not restrict access to justice due to affordability reasons.

Budget Strategy and Outlook 2016-17

Table A.2.7	Department of National Parks, Sport and Racing

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Tour fee and access permit concessions[1]	1.2	1.6
Queensland Recreation Centres - Concessional usage rates[1]	0.4	0.3
Total	1.6	1.9

Note:

1.	Previously reported as ‘Active Recreation Centres – concessional usage rate’.

Tour fee and access permit concessions

Tour fee and access permit concessions are available in specified protected areas including David Fleay Wildlife Park, Mon Repos Conservation Park, St Helena Island National Park, Walk-About Creek Wildlife Centre, Fort Lytton National Park, Cooloola Recreation Area, Moreton Island and Fraser Island.

Queensland Recreation Centres – Concessional usage rates

Queensland Recreation Centres – Concessional usage rates are offered to students and children 17 years and under, for the use of Queensland Recreation Centres, primarily at Currimundi and Tallebudgera. These concessional rates provide discounts of between 4.4% and 34.3%.

Table A.2.8	Department of Natural Resources and Mines

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Drought Assistance Package - Water Licence Fee Waiver and Land Rental Rebates	4.1	4.2
Total	4.1	4.2

Drought Assistance Package – Water Licence Fee Waiver and Land Rental Rebates

As part of the Government’s drought assistance package, the annual water licence fee of $76.55 will be waived for 2016-17 for landholders in Local Government Areas (LGA) that are drought declared and other properties that are individually drought declared.

Category 11 Grazing and Primary Production landholders under the Land Act 1994 will also be eligible to a rent rebate in 2016-17. The rebate is available to lessees, other than those on minimum rent that are in a drought declared LGA and to individually drought declared properties. In addition to this rebate, drought declared landholders will be granted hardship deferral for required rent payments.

Budget Strategy and Outlook 2016-17

Table A.2.9	Department of Science, Information Technology and Innovation

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
State Library of Queensland - Venue hire rebates	0.8	0.8
Total	0.8	0.8

State Library of Queensland – Venue hire rebates

State Library of Queensland provides venue hire concessions to targeted community and non-profit groups including cultural and charitable organisations and educational institutions in order to support events and programs directly linked to State Library of Queensland’s services, programs and activities.

Table A.2.10	Department of Transport and Main Roads

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
General Public Transport Concessions (South East Queensland)	1,123.3	1,227.6
Rail Network and Infrastructure Funding	537.1	542.8
General Public Transport Concessions (Regional Queensland)	233.6	246.0
Vehicle and boat registration concessions	148.5	161.1
School Transport Assistance Scheme	145.0	149.6
TransLink Transport Concessions (South East Queensland)	99.9	97.6
Livestock and Regional Freight Contracts	47.9	41.5
Rail Concession Scheme	36.5	36.5
Other transport concessions (Regional Queensland) and taxi subsidies	27.1	27.5
Practical Driving Test	4.7	5.0
Commercial ship registration and licensing	4.1	3.9
Designated Public Transport Concessions for Seniors Card Holders	3.8	3.8
Total	2,411.5	2,542.9

General Public Transport Concessions (South East Queensland)

The General Public Transport Concessions (South East Queensland) represents the direct funding contribution that Government makes towards the cost of operating public transport services within South East Queensland. This contribution effectively reduces the ticket price paid by all public transport users on bus, rail and ferry services, increasing the affordability of these services.

Budget Strategy and Outlook 2016-17

In January 2017, the Government will implement its fare reform package which will provide significant benefits to SEQ customers travelling by bus, rail, ferry or light rail, including a fare reduction across all zones under a new and simplified zonal structure. Customers will also benefit from the continuation of the current fare freeze to the end of 2016.

Rail Network and Infrastructure Funding

Rail network and infrastructure funding ensures that the State supported rail network is safe, reliable and fit for purpose. The contract also provides funding to Queensland Rail to support major capital projects and related asset strategies. The funding provided via this contract directly benefits customers of the State supported rail network, including both freight and passengers. Without this funding, rail access charges (including public transport fares) would be significantly higher for all users of the rail network.

General Public Transport Concessions (Regional Queensland)

The General Public Transport Concessions (Regional Queensland) describes the financial contribution that Government provides across a range of transport services in regional Queensland. The impact of this contribution benefits all public transport users through reduced transport fares. This concession covers:

•	TravelTrain (excluding the ‘Rail Concession Scheme’ for eligible pensioners, veterans and seniors);

•	subsidies for Kuranda Scenic Railway;

•	subsidies for Heritage Rail Services;

•	subsidies for regional bus and ferry operators (excluding concessional top up amounts and School Transport Assistance Scheme related amounts);

•	subsidies for the Rail XPT Service (Sydney-Brisbane) and Savannahlander (Atherton Tableland);

•	subsidies for air services to remote and rural communities within the State; and

•	subsidies for long distance coach services to rural and remote communities within the State.

Vehicle and boat registration concessions

Vehicle and boat registration concessions are provided to holders of the Pension Concession Card, Queensland Seniors Card and to those assessed by the Department of Veterans’ Affairs as meeting the necessary degree of incapacity or impairment. The concession is aimed at improving access to travel for pensioners, seniors and persons with disability by providing a reduced rate of registration fees. For most eligible card holders, a concession for a private use four cylinder motor vehicle would reduce the 12 month registration charge from $300.00 to $150.00. For a recreational boat up to and including 4.5 metres in length, the concession reduces the registration charge from $101.70 to $61.20 (based on registration charges at 1 July 2016).

A special interest vehicle (SIV) registration concession is offered for motor vehicles that have low use associated with vintage and historic and street rod car club events. A 12 month registration for a six cylinder SIV concession reduces registration from $475.00 for a private use vehicle to $84.55. Other motor vehicle and boat registration concessions are also provided to primary producers, local governments, charitable and community service organisations, and people living in remote areas without access to the wider road network.

Budget Strategy and Outlook 2016-17

School Transport Assistance Scheme

The School Transport Assistance Scheme assists students that do not have a school in their local area or who are from defined low income groups with travel costs. The scheme provides funding to reduce the cost of travelling to school on bus, rail and/or ferry services, with allowances for private vehicle transport in certain circumstances. A typical concession would be to fully fund the cost of travel from home to the nearest State primary or high school where no local primary or high school is available (for example from Bargara to Bundaberg High School).

TransLink Transport Concessions (South East Queensland)

The TransLink Transport Concessions (South East Queensland) are provided by the Government to ensure access and mobility for Queenslanders who require assistance because of age, disability or fixed low income. Passengers entitled to receive public transport concessions include holders of a Pensioner Concession Card, Veterans’ Affairs Gold Card, Seniors Card (all states and territories), Companion Card, Vision Impairment Travel Pass, TPI Veteran Travel Pass, children, as well as secondary and tertiary students.

Livestock and Regional Freight Contracts

The Livestock and Regional Freight Contracts provide funding to support the movement of cattle (via rail only) and freight (via road and rail) to and from regional areas of Queensland. The funding provided directly benefits the cattle industry and enables regional Queensland communities to maintain employment and directly benefits those communities who are reliant on rail freight services by reducing the cost of these freight services for users.

Rail Concession Scheme

The Queensland Rail Concession Scheme improves the affordability of long distance and urban rail services for eligible pensioners, veterans, seniors and current/past rail employees with 25 years of service. Assistance for long distance rail services is provided through discounted fares and free travel vouchers. For TravelTrain (long distance rail) services, depending on the service, the concession may be for free travel for up to four trips per year for Queensland pensioners (subject to availability of seats and payment of an administration fee).

Other transport concessions (Regional Queensland) and taxi subsidies

Other transport concessions (Regional Queensland) and taxi subsidies are provided by the Government to ensure access and mobility for Queenslanders who require assistance because of age, disability or fixed low income. Passengers entitled to receive public transport concessions include holders of a Pensioner Concession Card, Veterans’ Affairs Gold Card, Seniors Card (all states and territories), Companion Card, Vision Impairment Travel Pass, TPI Veteran Travel Pass, children, as well as secondary and tertiary students.

The Taxi Subsidy Scheme aims to improve the mobility of persons with severe disabilities by providing a 50% concession fare up to a maximum subsidy of $25 per trip.

Practical Driving Test

As part of the State’s driver licensing arrangements, applicants for new licences are required to undertake a practical driving test. The total cost to pre-book driver examinations and to perform the practical driver assessment is not fully recovered by the fee charged ($49.15 (ex GST) as at 1 July 2016), providing a direct concession to applicants.

Budget Strategy and Outlook 2016-17

Commercial ship registration and licensing

The commercial vessel safety program including ship design and inspection standards and ship operator competency standards is funded from commercial ship registration and licensing revenue. The commercial ship registration and licensing concession represents the difference between the cost of supporting the safety of commercial vessels in Queensland waters and revenue collected via commercial registration and compliance fees. The concession represents a benefit to commercial ship owners and operators. Vessels operated by primary or secondary schools used in marine education courses, vessels owned by the emergency services department, volunteer marine rescue associations and surf lifesaving associations are generally exempt from fees. The responsibility for regulation of domestic commercial vessels is now the responsibility of the Australian Maritime Safety Authority (AMSA). The State Government has an interim agreement whereby TMR provides service delivery until 2017 at which time it is planned that AMSA will be responsible for both policy setting, fee collection and service delivery.

Designated Public Transport Concessions for Seniors Card Holders

Designated Public Transport Concessions for Seniors Card Holders allows visitors from interstate, who hold a state or territory Seniors Card, to access public transport concessions within Queensland and is fully funded by the Queensland Government.

Table A.2.11	Department of the Premier and Cabinet

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Queensland Museum - Arts concessional entry fees	1.7	1.7
Queensland Art Gallery - Arts concessional entry fees	1.0	1.0
Queensland Performing Arts Trust - Arts concessional entry fees	0.9	1.0
Queensland Performing Arts Trust - Venue hire rebates	0.9	0.9
Arts Queensland - Discounts on property lease rentals	0.6	0.4
Arts Queensland - Venue hire rebates	0.2	0.2
Total	5.3	5.2

Queensland Museum – Arts concessional entry fees

Concessional entry fees are provided to seniors, students, children, families and a variety of concession card holders for ticketed exhibitions at Queensland Museum & Sciencentre and for general entry to Cobb & Co Museum Toowoomba, The Workshops Rail Museum Ipswich, and Museum of Tropical Queensland Townsville. Concessions are also provided to targeted groups, such as schools, to encourage visits to museums. The level of concession provided varies depending on the venue and the event.

Budget Strategy and Outlook 2016-17

Queensland Art Gallery – Arts concessional entry fees

Queensland Art Gallery’s ticket prices are set to ensure that they are affordable and to maximise attendance, with additional concessions provided to seniors, students, children, families and a variety of concession card holders. The purpose of the Queensland Art Gallery – Arts concessional entry fees concession is to contribute to the cultural, social and intellectual development of Queenslanders, and encourage diverse audiences.

Queensland Performing Arts Trust – Arts concessional entry fees

Concessional entry fees are offered for specific Queensland Performing Arts Trust productions and to provide support for other not for profit theatre companies to enable tickets to be sold at concessional prices. The level of concession provided varies depending on the number and size of events being held each year.

Queensland Performing Arts Trust – Venue hire rebates

Venue hire rebates are offered to Government funded cultural organisations, charitable organisations, government departments and educational institutions. Organisations currently receiving discounts are Queensland Symphony Orchestra, Opera Queensland, Queensland Theatre Company and Queensland Ballet.

Arts Queensland – Discounts on property lease rentals

Property lease rentals are provided to arts and cultural organisations at a discount from market rental rates at the Judith Wright Centre of Contemporary Arts, 381 Brunswick Street, Fortitude Valley and the Cairns Centre of Contemporary Arts. Discounts range from 20% to 100% of the market rate (dependent on location) of the commercial office space. Further discounts on specialist rehearsal and gallery space are given as negotiated at the time of entering the lease and dependent on the individual arts or cultural organisation and its funding.

Arts Queensland – Venue hire rebates

Venue hire rebates are provided to support Queensland funded arts organisations and professional artists to create, rehearse and present new productions at the Judith Wright Centre of Contemporary Arts and the Cairns Centre of Contemporary Arts.

Budget Strategy and Outlook 2016-17

Table A.2.12	Public Safety Business Agency

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Blue card assessments - volunteer applicants[1]	7.6	9.0
Total	7.6	9.0

Note:

1.	The increase between the 2015-16 estimated actual and the 2016-17 estimate is due to changing the validity period of blue cards, which was extended from two to three years from April 2010. As a result of this change, there was a significant drop in the volume of renewal applications received in 2015-16.

Blue card assessments – volunteer applicants

Individuals providing child-related services or conducting child-related activities in regulated service environments are required to undergo an assessment of their police and relevant disciplinary information, and if approved, are issued with a blue card. A blue card is valid for three years unless cancelled or suspended earlier. The application fee for a blue card is $84.25 (as at 1 July 2016). Since the inception of the blue card system in 2001, Government has met the cost of blue card assessments for volunteer applicants.

Table A.2.13	Queensland Fire and Emergency Services

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Emergency Management Levy Concession	9.1	9.5
Total	9.1	9.5

Emergency Management Levy Concession

The Emergency Management Levy applies to all prescribed properties within Queensland. The levy provides a sustainable funding base for all emergency services including emergency management, fire and rescue services. Owners of prescribed properties who are in receipt of an Australian Government pension are eligible to receive a discount of 20% on the levy payable for a property that is their principal place of residence. In addition, community organisation owners of specified properties are exempt from payment of the levy.

Budget Strategy and Outlook 2016-17

Table A.2.14	Queensland Health

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Oral Health Scheme[1]	164.7	142.7
Patient Travel Subsidy Scheme	79.3	81.0
Medical Aids Subsidy Scheme[2]	41.0	39.5
Community Aids Equipment and Assistive Technologies Initiative and Vehicle Options Subsidy Scheme[3,4]	12.2	10.0
Spectacle Supply Scheme	9.2	9.2
Total	306.4	282.4

Notes:

1.	The decrease between the 2015-16 estimated actual and the 2016-17 estimate is due to additional funding claimed directly by Hospital and Health Services under the Child Dental Benefits Schedule. The 2016-17 estimate assumes Commonwealth Government funding will continue on the basis of the current agreement until 31 December 2016, however there is no funding certainty beyond this date.
2.	The decrease between the 2015-16 estimated actual and the 2016-17 estimate reflects additional non recurrent funding that was provided in 2015-16. It is expected that as clients transition across to the National Disability Insurance Scheme, the Medical Aids Subsidy Scheme will experience reduced demand.
3.	The decrease between 2015-16 estimated actual and the 2016-17 estimate reflects the rollout of the National Disability Insurance Scheme in Queensland. It is expected that as clients transition across to the National Disability Insurance Scheme, the Community Aids Equipment and Assistive Technologies Initiative and Vehicle Options Subsidy Scheme will experience reduced demand.
4.	The $10 million allocated for 2016-17 will be transferred to Queensland Health from the Department of Communities, Child Safety and Disability Services.

Oral Health Scheme

The Oral Health Scheme provides free dental care to eligible clients and their dependants who possess a current Health Care Card, Pensioner Concession Card, Queensland Seniors Card or Commonwealth Seniors Card. The average value of a course of treatment for eligible clients is approximately $600 for general care, $1,800 for treatment involving dentures, and $265 for emergency dental care. In rural and remote areas where no private dental practitioner exists, access to public dental care for the general public is provided at a concessional rate, generally 15% to 20% less than average private dental fees.

Patient Travel Subsidy Scheme

The Patient Travel Subsidy Scheme provides financial assistance to patients who need to access specialist medical services not available within their local area. The Scheme provides a subsidy towards the cost of travel and accommodation for patients and, in some cases, an approved escort. Patients receive fully subsidised commercial transport if arranged by Queensland Health or alternatively a subsidy of 30 cents per kilometre where a private vehicle is used. The accommodation subsidy is $60 per person per night for commercial accommodation. A subsidy of $10 per person per night is payable to patients and approved escorts who stay in private accommodation.

Budget Strategy and Outlook 2016-17

Medical Aids Subsidy Scheme

The Medical Aids Subsidy Scheme provides access to funding assistance for a range of aids and equipment to eligible Queensland residents with permanent and stabilised conditions or disabilities. Aids and equipment are provided primarily to assist people to live at home to avoid premature or inappropriate residential care or hospitalisation.

Subsidies vary based on service category and clinical criteria and are provided to assist with the costs of communication aids, continence aids, daily living aids, medical grade footwear, mobility aids, orthoses and oxygen. The scheme provides over 72,000 occasions of service to approximately 48,000 clients each year.

Community Aids Equipment and Assistive Technologies Initiative and Vehicle Options Subsidy Scheme

The Community Aids Equipment and Assistive Technologies Initiative (CAEATI) and Vehicle Options Subsidy Scheme (VOSS) provide financial assistance to eligible Queensland residents to support them to be more independent, participate further in social and economic opportunities in the community and contribute to a better quality of life.

CAEATI funding is capped at $10,000 per client over a three year period. CAEATI includes aids equipment and assistive technologies for postural support, communication support, community mobility and active participation.

VOSS funding is capped at $10,000 per client over a five year period. VOSS provides subsidies for a range of vehicle access options, including the subsidy of driving lessons on a suitably modified vehicle, modifications to a vehicle, purchase of a suitably modified vehicle or vehicle suitable for modification.

To receive funding through either of these schemes, an individual must be assessed as eligible for specialist disability support under the Disability Support Act 2006. Queensland resident eligibility is determined during the intake process, and confirmed as part of the assessment process.

Spectacle Supply Scheme

The Spectacle Supply Scheme provides eligible Queensland residents with free access to a comprehensive range of basic spectacles every two years including bifocals and trifocals. Applicants must be holders of eligible concession cards and be deemed by a prescriber to have a clinical need for spectacles.

The scheme provides around 82,000 items each year to approximately 68,000 clients (some clients require more than one pair of spectacles due to clinical need). The average cost of services to applicants is approximately $112 per item, including the costs of administering the scheme through the Medical Aids Subsidy Scheme.

Budget Strategy and Outlook 2016-17

A.3 Concessions by entity

Table A.3.1	Energex Limited

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Regulated Service Charges	14.5	14.9
Total	14.5	14.9

Regulated Service Charges

Under Schedule 8 of the Electricity Regulation 2006, service charges for a range of services provided by Energex Limited (Energex) to energy retailers, for example disconnection and reconnection of supply, are capped. The maximum amount Energex is able to charge for these services is, on average, less than 5% of the value which the Australian Energy Regulator ascribes to the provision of these services by Energex, resulting in a concession provided to energy retailers and in turn households.

Table A.3.2	Ergon Energy Corporation Limited

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Regulated Service Charges	7.4	7.6
Total	7.4	7.6

Regulated Service Charges

Under Schedule 8 of the Electricity Regulation 2006, service charges for a range of services provided by Ergon Energy Corporation Limited (Ergon Energy) to energy retailers, for example disconnection and reconnection of supply, are capped. The maximum amount Ergon Energy is able to charge for these services is, on average, less than the value which the Australian Energy Regulator ascribes to the provision of these services by Ergon Energy, resulting in a concession provided to energy retailers and in turn households.

Budget Strategy and Outlook 2016-17

Table A.3.3	Far North Queensland Ports Corporation Limited

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Concessional Leases - Industry/Commercial	0.6	0.6
Concessional Leases - Community	0.2	0.2
Total	0.8	0.8

Concessional Leases

Far North Queensland Ports Corporation Limited (FNQPC) provides several leases to agricultural industry proponents at below commercial rates. FNQPC also provides leases to various community organisations at below commercial rates. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Table A.3.4	Gladstone Ports Corporation Limited

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Concessional Port Charges	51.6	52.4
Concessional Leases - Industry/Commercial	2.8	2.8
Concessional Leases - Community	0.8	0.8
Total	55.2	56.0

Concessional Port Charges

The Gladstone Ports Corporation Limited (GPC) is subject to a number of long-term major industry contracts where port charges are significantly lower than market rates. These historical contracts were entered into to support various industries and government initiatives from time to time. The amounts shown are estimates of the revenue foregone by GPC as a result of being unable to charge commercial rates.

Concessional Leases

GPC has various land and building lease arrangements at non-commercial rates. These contracts relate to incentives to improve utilisation of port land and assets and to establish businesses within port precincts. GPC also provides support to community and not-for-profit organisations through concessional leasing arrangements. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Budget Strategy and Outlook 2016-17

Table A.3.5	North Queensland Bulk Ports Corporation Limited

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Concessional Leases - Industry/Commercial	1.4	1.1
Concessional Leases - Community	0.2	0.4
Total	1.6	1.5

Concessional Leases – Industry/Commercial

North Queensland Bulk Ports Corporation Limited (NQBP) provides several long-term leases to agricultural industry proponents at below commercial rates. NQBP also provides leases to various community organisations, local councils and Government departments at below commercial rates. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Concessional Leases – Community

NQBP provides several long-term leases to agricultural industry proponents at below commercial rates. NQBP also provides leases to various community organisations, local councils and Government departments at below commercial rates. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Table A.3.6	Port of Townsville Limited

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Concessional Leases - Industry/Commercial	5.4	5.5
Concessional Leases - Community	0.1	0.1
Total	5.5	5.6

Concessional Leases

Port of Townsville Limited has a number of long-term leases at below commercial rates with the sugar industry, recreational marine businesses and the not-for-profit sector at the Port of Townsville and the Port of Lucinda. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Budget Strategy and Outlook 2016-17

Table A.3.7	Queensland Rail Limited

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Concessional Leases - Community	1.6	1.7
Total	1.6	1.7

Concessional Leases – Community

Queensland Rail leases properties, typically to community organisations, at below commercial rates under the continuation of pre-existing arrangements. The properties are generally of historical significance to the local community and the lessee often undertakes beautification works on the property. The amount shown is an estimate of the revenue foregone by not charging commercial rates.

Table A.3.8	SunWater Limited

Concession	2015-16 Est. Act. $ million	2016-17 Estimate $ million
Water Supply Contracts	21.0	21.0
Total	21.0	21.0

Water Supply Contracts

SunWater Limited has a number of historic non-commercial water supply contracts that benefit specific entities, predominantly local government authorities. The future treatment of these water supply contracts is currently being considered by Government. The amount shown represents the difference between revenue and expenses under a fully costed allocation model.

Budget Strategy and Outlook 2016-17

Appendix B:	Tax expenditure statement

Context

Governments employ a range of policy tools to achieve social and economic objectives. These include the use of direct budgetary outlays, regulatory mechanisms and taxation. This Tax Expenditure Statement (TES) details revenue foregone as a result of Government decisions relating to the provision of tax exemptions or concessions. The TES is designed to improve transparency in the use of tax expenditures and increase public understanding of the fiscal process.

Tax expenditures are reductions in tax revenue that result from the use of the taxation system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of measures, including:

•	tax exemptions;

•	the application of reduced tax rates to certain groups or sectors of the community;

•	tax rebates;

•	tax deductions; and

•	provisions which defer payment of a tax liability to a future period.

Labelling an exemption or concession as a tax expenditure does not necessarily imply any judgement as to its appropriateness. It merely makes the amount of the exemption or concession explicit and thereby facilitates its scrutiny as part of the annual Budget process.

Methodology

Revenue foregone approach

The method used almost exclusively by governments to quantify the value of their tax expenditures is the revenue foregone approach. This method estimates the revenue foregone through use of the concession by applying the benchmark rate of taxation to the volume of activities or assets affected by the concession. One of the deficiencies of the revenue foregone approach is that the effect on taxpayer behaviour resulting from the removal of the particular tax expenditure is not factored into the estimate. Consequently, the aggregation of costings for individual tax expenditure items presented in the TES will not necessarily provide an accurate estimate of the total level of assistance provided through tax expenditures.

Budget Strategy and Outlook 2016-17

Measuring tax expenditures requires the identification of:

•	a benchmark tax base;

•	concessionally taxed components of the benchmark tax base such as a specific activity or class of taxpayer; and

•	a benchmark tax rate to apply to the concessionally taxed components of the tax base.

Defining the tax benchmark

The most important step in the preparation of a TES is the establishment of a benchmark for each tax included in the statement. The benchmark provides a basis against which each tax concession can be evaluated. The aim of the benchmark is to determine which concessions are tax expenditures as opposed to structural elements of the tax. The key features of a tax benchmark are:

•	the tax rate structure;

•	any specific accounting conventions applicable to the tax;

•	the deductibility of compulsory payments;

•	any provisions to facilitate administration; and

•	provisions relating to any fiscal obligations.

By definition, tax expenditures are those tax concessions not included as part of the tax benchmark.

Identification of benchmark revenue bases and rates requires a degree of judgement and is not definitive. Furthermore, data limitations mean that the tax expenditures are approximations and are not exhaustive. This statement does not include estimates of revenue foregone from exemptions or concessions provided to Government agencies. Very small exemptions or concessions are also excluded.

The Tax Expenditure Statement

This year’s statement includes estimates of tax expenditures in 2014-15 and 2015-16 for payroll tax, land tax, duties and gambling taxes. A summary of the major tax expenditures valued on the basis of revenue foregone is presented in Table B.1. Not all expenditures can be quantified at this time. Accordingly, the total value of tax expenditures should be considered as indicative only.

Budget Strategy and Outlook 2016-17

Table B.1	Tax expenditure summary[1]

	2014-15[2] $ million	2015-16 $ million
Payroll Tax
Exemption threshold	1,171	1,191
Deduction scheme	298	295
Section 14 exemptions
Local Government	133	135
Education	167	170
Hospitals	306	328
Total payroll tax	2,075	2,119
Land tax
Liability thresholds[3]	574	644
Graduated land tax scale	568	585
Primary production deduction	87	82
Part 6 Divisions 2 and 3 exemptions not included elsewhere[4]	99	98
Land developers’ concession	17	20
Total land tax	1,347	1,429
Duties
Transfer duty on residential
Home concession	383	339
First home concession	211	178
First home vacant land	20	17
Insurance duty
Non-life insurance	—	—
Workcover	61	59
Health insurance	375	399
Total duties	1,051	992
Taxes on gambling
Gaming machine taxes	113	115
Casino taxes	9	9
Total gambling tax	122	124
Total	4,595	4,664

Notes:

1.	Numbers may not add due to rounding.
2.	2014-15 estimates may have been revised since the 2015-16 Budget.
3.	Land tax is payable only on the value of taxable land above a threshold which depends on the ownership structure.
4.	Applicable, but not limited, to religious bodies, public benevolent institutions and other exempt charitable institutions.

Budget Strategy and Outlook 2016-17

Discussion of individual taxes

Payroll tax

The benchmark tax base for payroll tax is assumed to be all taxable wages, salaries and supplements (including employer superannuation contributions) paid in Queensland, as defined in the Payroll Tax Act 1971. The benchmark tax rate for payroll tax is assumed to be the statutory rate applying in each financial year.

Payroll tax exemption threshold

Employers who employ in Queensland with an annual Australian payroll of $1.1 million or less are exempt from payroll tax. On the basis of 2014-15 average weekly earnings, this threshold corresponded to approximately 14 full–time equivalent employees. This exemption is designed to assist small and medium sized businesses.

Deduction scheme

Employers who employed in Queensland with Australian payrolls between $1.1 million and $5.5 million benefited from a deduction of $1.1 million, which reduced by $1 for every $4 by which the annual payroll exceeded $1.1 million. The deduction is pro-rated for interstate wages. There was no deduction for employers or groups that had an annual payroll in excess of $5.5 million.

Section 14 exemptions

A number of organisations are provided with exemptions from payroll tax under Section 14 of the Payroll Tax Act 1971. The activities for which estimates have been calculated are wages paid by public hospitals, non-tertiary private educational institutions and local governments (excluding commercial activities).

Land tax

The benchmark tax base is assumed to be all freehold land within Queensland, excluding residential land used as a principal place of residence and land owned by individuals with a value for that year below the threshold. The benchmark tax rate for land tax is assumed to be the top rate of land tax applicable in Queensland in each financial year.

Liability thresholds

Land tax is payable on the value of taxable land equal to or above a threshold which depends on the land’s ownership. The threshold for companies, trusts and absentees is $350,000 and for resident individuals the threshold is $600,000.

Land owned by resident individuals as their principal place of residence is excluded from the estimate. The exemption from paying below a minimum amount is not included as a tax expenditure as it is regarded as the application of an administration threshold.

Budget Strategy and Outlook 2016-17

Graduated land tax scale

A graduated (concessional) scale of land tax rates is applicable to land with a taxable value of less than $5 million for resident individuals and companies, trustees and absentees. The benchmark rates used for estimating the tax expenditures were 1.75% for individuals and 2.0% for companies, trustees and absentees.

Primary production deduction

The taxable value of land owned by a resident individual, trustee or some absentees and companies does not include all or part of their land that is used for the business of agriculture, pasturage or dairy farming.

Part 6 Divisions 2 and 3 exemptions (not elsewhere included)

A number of land tax exemptions are granted in Part 6 Divisions 2 and 3 of the Land Tax Act 2010 to eligible organisations. These include, but are not limited to, public benevolent institutions, religious institutions and other exempt charitable institutions, retirement villages, trade unions and showgrounds.

Land developers’ concession

Land tax payable by land developers is calculated on the basis that the unimproved value of (undeveloped) land subdivided in the previous financial year and which remains unsold at 30 June of that year is 60% of the Valuer-General’s value. This concession is outlined in Section 30 of the Land Tax Act 2010.

Transfer duty concession on residential property

The benchmark tax base is assumed to be all sales of residential property within Queensland. The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

Home concession

A concessional rate of duty applies to purchases of a principal place of residence. A 1% concessional rate applies on dutiable values up to $350,000, rather than the normal schedule of rates between 1.5% and 3.5%. For properties valued over $350,000, the scheduled rates of transfer duty apply on the excess.

Budget Strategy and Outlook 2016-17

First home concession

Where a purchaser has not previously owned a residence in Queensland or elsewhere, the purchaser of a home receives a more generous concession on duty. This concession comprises a rebate in addition to the home concession on properties (this concession may not be applicable if the purchase price is less than the full market value of the property). The size of the rebate depends on the value of the property. A full concession is provided to purchases of a first principal place of residence valued up to $500,000.

First home vacant land concession

A first home concession is available for the purchase of certain vacant land up to the value of $400,000, with a full concession available on certain vacant land up to the value of $250,000.

Insurance duty

The benchmark tax base is assumed to be all premiums for general insurance policies (not for life insurance). The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

Gaming machine tax concessions for licensed clubs

The benchmark tax base is assumed to be all gaming machines operated by licensed clubs and hotels in Queensland. The benchmark tax rate is assumed to be the highest marginal tax rate (as is applied to hotels) that actually applied in each financial year.

A progressive tax rate scale applies to gaming machines operated by licensed clubs. The tax rate is calculated monthly on the gaming machine taxable metered win and the top tax rate is only applied to the portion of gaming machine revenue where the monthly metered win exceeds $1.4 million for any licensed club.

Casino tax concessions

The benchmark tax base is assumed to be all casinos operating in Queensland. The benchmark tax rate is assumed to be the highest tax rate that is actually applied in each financial year.

A tax rate of 20% of gross revenue applies for standard transactions in the Brisbane and Gold Coast casinos. A concessional tax rate of 10% applies for gross revenue from standard transactions in the Cairns and Townsville casinos. The tax rate applicable to gaming machines in casinos is 30% of gross revenue in the Brisbane and Gold Coast casinos and 20% in the Cairns and Townsville casinos.

In addition concessional rates of 10% also apply for revenue from high rollers in all casinos. A goods and services tax (GST) credit is provided to casinos that approximates a reduction in the above tax rates of 9.09%.

Budget Strategy and Outlook 2016-17

Appendix C:	Revenue and expense assumptions and sensitivity analysis

The Queensland Budget, like those of other jurisdictions, is based in part on assumptions made about parameters that are uncertain, both internal and external to the State, which can impact directly on economic and fiscal forecasts.

This appendix outlines the assumptions underlying the revenue and expense estimates and analyses the sensitivity of the estimates to changes in the economic and other assumptions. This analysis is provided to enhance the level of transparency and accountability of the Government.

The forward estimates in the Budget are framed on a no policy change basis. That is, the expenditure and revenue policies in place at the time of the Budget (including those announced in the Budget) are applied consistently throughout the forward estimates period.

The following discussion provides details of some of the key assumptions, estimates and risks associated with revenue and expenditure and, where a direct link can be established, the indicative impact on forecasts resulting from a movement in those variables.

Budget Strategy and Outlook 2016-17

Taxation and royalty revenue

Table C.1	Taxation and royalty revenue[1]

	2014-15 Actual $ million	2015-16 Est. Act. $ million	2016-17 Budget $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Payroll tax	3,782	3,753	3,826	4,040	4,306	4,583
Transfer duty	3,082	3,060	3,231	3,326	3,531	3,750
Other duties	1,366	1,344	1,441	1,504	1,578	1,655
Gambling taxes and levies	1,077	1,146	1,195	1,247	1,301	1,358
Land tax	977	1,010	1,083	1,161	1,231	1,300
Motor vehicle registration	1,571	1,632	1,677	1,742	1,810	1,892
Other taxes	719	715	696	775	865	921
Total taxation revenue	12,575	12,660	13,150	13,794	14,622	15,460
Royalties
Coal	1,614	1,594	1,531	1,619	1,842	2,062
Petroleum[2]	51	36	68	135	197	271
Other royalties[3]	393	376	343	356	376	405
Land rents	165	168	169	179	185	191
Total royalties and land rents	2,223	2,173	2,111	2,289	2,600	2,928

Notes:

1.	Numbers may not add due to rounding.
2.	Includes impact of liquefied natural gas (LNG) from 2014-15.
3.	Includes base and precious metal and other mineral royalties.

Budget Strategy and Outlook 2016-17

Taxation revenue assumptions and revenue risks

The rate of growth in tax revenues is dependent on a range of factors that are linked to the rate of growth in economic activity in the State. Some taxes are closely related to activity in specific sectors of the economy, whilst others are broadly related to the general rate of economic growth, employment, inflation and wages. A change in the level of economic activity, resulting from economic growth differing from forecast levels, would impact upon a broad range of taxation receipts.

Wages and employment growth – payroll tax collections

Wages and employment growth have a direct impact on payroll tax collections. The Budget assumptions are for an increase in wages of 2 1⁄4% and an increase in employment of 1 1⁄2% in 2016-17. The composition of the payroll tax base is also important. For example, the rate of growth in payroll tax is expected to be lower as businesses in fast growing sectors such as tourism, retail and hospitality are often outside the tax base because they are below the threshold.

A one percentage point variation in either Queensland wages growth or employment would change payroll tax collections by approximately $38 million in 2016-17.

Transfer duty estimates

Transfer duty collections in 2016-17 are expected to increase by 5.6% on the 2015-16 estimated actual. Collections in 2015-16 reflect a decrease of 0.7% compared to 2014-15 mainly as a result of strong transfer duty revenue in 2014-15 supported by a number of large commercial transactions.

Across the forward estimates period, an expectation of moderate growth in residential and non-residential transfer duty, supported by a pipeline of construction works should support growth in transfer duty collections.

A one percentage point variation in either the average value of property transactions or the volume of transactions would change transfer duty collections by approximately $32 million in 2016-17.

Budget Strategy and Outlook 2016-17

Royalty assumptions and revenue risks

Table C.2	Coal royalty assumptions

	2015-16	2016-17	2017-18	2018-19	2019-20
	Est. Act.	Budget	Projection	Projection	Projection
Tonnages - crown export[1] coal (Mt)	210	216	220	226	230
Exchange rate US$ per A$[2]	0.73	0.73	0.73	0.73	0.73
Year average coal prices (US$ per tonne)[3]
Hard coking	88	88	92	101	109
Semi-soft	72	70	72	77	81
Thermal	66	60	59	61	62
Year average oil price
Brent ($US per barrel)	43	48	52	55	58

Notes:

1.	Excludes coal produced for domestic consumption and coal where royalties are not paid to the Government, i.e private royalties. 2016-17 estimate for domestic coal volume is approximately 23 Mt and private coal is 10 Mt.
2.	Year average.
3.	Price for highest quality coking and thermal coal. Lower quality coal can be sold below this price with indicative average prices for 2016-17 as follows: Hard coking US$83 and thermal US$56.

Royalty Assumptions

Table C.2 provides the 2016-17 Budget assumptions regarding coal royalties, which represent the bulk of Queensland’s royalty revenue.

The CSG industry contribution to royalties will increase from 2016-17 onwards as LNG output reaches full production and the oil price recovers.

Exchange rate and commodity prices and volumes – royalties estimates

Estimates of mining royalties are sensitive to movements in the A$-US$ exchange rate and commodity prices and volumes. Contracts for the supply of commodities are generally written in US dollars. Accordingly, a change in the exchange rate impacts on the Australian dollar price of commodities and therefore expected royalties collections.

Coal

For each one cent movement in the A$-US$ exchange rate, the impact on royalty revenue would be approximately $25 million in 2016-17.

A 1% variation in export coking and thermal coal volumes would lead to a change in royalty revenue of approximately $15 million.

A 1% variation in the average price of export coal would lead to a change in royalty revenue of approximately $20 million.

Budget Strategy and Outlook 2016-17

Parameters influencing Australian Government GST payments to Queensland

The Queensland Budget incorporates estimates of GST revenue grants to Queensland based on Australian Government estimates of national GST collections and Queensland Treasury assumptions of Queensland’s share. The estimates of collections are primarily determined by the value of consumption subject to GST.

Since the Australian Government payments are based on the amount actually collected, it is Queensland’s Budget that bears the risks of fluctuations in GST collections. As with all other tax estimates, there is a risk of lower collections than estimated if economic growth and consumption are weaker than expected.

Due to the complexities associated with the GST base, the information provided in the Australian Government Budget Papers is not sufficient to prepare indicative forecasts of the sensitivity of GST estimates to key variables.

Sensitivity of expenditure estimates and expenditure risks

Public sector wage costs

Salaries and wages form a large proportion of General Government Sector operating expenses. Increases in salaries and wages are negotiated through enterprise bargaining agreements.

The 2016-17 Budget and forward estimates includes funding for wage increases as per existing agreements and reflect the Government’s wages policy where outcomes are yet to be finalised.

A general 1% increase in wage outcomes in a particular year would increase expenses by around $200 million in that year. The impact would compound and be much larger in the later years.

Interest rates

The General Government Sector has a total debt servicing cost estimated at $1.693 billion in 2016-17.

The current average duration of General Government Sector debt is just over six years. The majority of General Government Sector debt is held under fixed interest rates and therefore the impact of interest rate variations on debt servicing costs in 2016-17 would be relatively modest, with the impact occurring progressively across the forward estimates.

Actuarial estimates of superannuation and long service leave

Liabilities for superannuation and long service leave are estimated by the State Actuary with reference to, among other things, assumed rates of investment returns, salary growth, inflation and discount rate. These liabilities are therefore subject to changes in these parameters.

Similarly, the long service leave liabilities are subject to the risk that the actual rates of employee retention will vary from those assumed in the liability calculation.

Budget Strategy and Outlook 2016-17

While these impacts have been estimated and allowances made in the Budget and forward estimates to accommodate them, the actual outcome may differ from the estimates calculated for the Budget.

Demographic and demand based risks

Unforeseen changes in the size, location and composition of Queensland’s population can impact on the demand for goods and services and therefore on the cost of maintaining existing policies. This is particularly evident in the health, education, community services and criminal justice sectors.

State government expenditure is often more closely associated with socio-demographic factors, such as the number of school age children or the number of elderly residents, than with economic activity. Such changes are likely to impact significantly in the medium-term.

For this reason, the composition, size and location of the State’s population are more significant in projecting the State’s expenditure needs across the forward estimates period than for the current or budget year.

Budget Strategy and Outlook 2016-17

Appendix D:	Fiscal aggregates and indicators

Table D.1 Key Fiscal Aggregates1

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
General Government
Total revenue	37,078	39,727	42,013	45,801	41,755	46,705	49,765	49,976	53,449	55,349	55,097	56,674
Tax revenue	8,866	9,375	9,981	10,608	10,937	11,840	12,575	12,660	13,150	13,794	14,622	15,460
Total expenses	37,099	39,599	43,479	46,028	46,313	46,217	49,224	49,824	52,582	54,123	54,775	55,934
Employee expenses	14,310	15,566	16,826	18,250	18,130	17,816	18,593	19,956	20,930	21,643	22,126	23,065
Net operating balance	(21)	128	(1,466)	(226)	(4,558)	488	542	152	867	1,225	321	741
Capital purchases	6,772	8,959	8,237	7,971	7,001	6,324	4,779	4,173	5,452	6,590	5,840	5,983
Net capital purchases	4,349	6,665	5,583	5,241	3,389	3,088	1,122	1,091	2,873	3,339	2,436	1,782
Fiscal balance	(4,371)	(6,537)	(7,049)	(5,467)	(7,947)	(2,600)	(581)	(940)	(2,006)	(2,114)	(2,115)	(1,042)
Borrowings	10,308	15,916	24,593	29,517	37,878	41,369	43,105	35,698	37,775	38,000	38,365	38,662
Net debt	(19,251)	(13,354)	(9,542)	(5,720)	2,399	5,208	5,772	1,590	3,525	5,072	7,309	8,641

Non-Financial Public Sector
Total revenue	43,749	47,883	49,040	52,307	49,181	53,502	55,973	56,203	60,188	62,313	62,080	63,822
Capital purchases	15,101	15,007	13,306	11,980	10,774	9,313	7,954	6,918	8,264	9,453	8,688	8,837
Borrowings	42,645	51,713	53,708	61,542	69,086	72,637	75,233	72,715	75,270	76,939	77,976	78,869

Note:

1.	Bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2016-17

Table D.2 Key Fiscal Indicators1

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Est. Act.	Budget	Projection	Projection	Projection
	%	%	%	%	%	%	%	%	%	%	%	%
General Government
Revenue/GSP	14.3	15.7	15.6	15.8	14.4	15.6	16.3	15.8	15.9	15.5	14.5	14.0
Tax/GSP	3.4	3.7	3.7	3.7	3.8	4.0	4.1	4.0	3.9	3.9	3.8	3.8
Own source revenue/GSP	7.6	7.7	8.1	8.0	8.1	8.4	8.6	8.3	7.8	7.6	7.4	7.3
Expenses/GSP	14.3	15.7	16.1	15.9	15.9	15.5	16.1	15.7	15.7	15.1	14.4	13.8
Employee expenses/GSP	5.5	6.2	6.2	6.3	6.2	6.0	6.1	6.3	6.2	6.0	5.8	5.7
Net operating balance/GSP	(0.0)	0.1	(0.5)	(0.1)	(1.6)	0.2	0.2	0.0	0.3	0.3	0.1	0.2
Capital purchases/GSP	2.6	3.5	3.1	2.8	2.4	2.1	1.6	1.3	1.6	1.8	1.5	1.5
Net cash inflows from operating activities/capital purchases	53.1	37.8	25.5	35.4	(35.5)	43.0	88.5	114.5	65.3	69.4	61.9	64.4
Fiscal balance/GSP	(1.7)	(2.6)	(2.6)	(1.9)	(2.7)	(0.9)	(0.2)	(0.3)	(0.6)	(0.6)	(0.6)	(0.3)
Borrowings/GSP	4.0	6.3	9.1	10.2	13.0	13.9	14.1	11.3	11.3	10.6	10.1	9.6
Borrowings/revenue	27.8	40.1	58.5	64.4	90.7	88.6	86.6	71.4	70.7	68.7	69.6	68.2

Revenue growth	18.0	7.1	5.8	9.0	(8.8)	11.9	6.6	0.4	6.9	3.6	(0.5)	2.9
Tax growth	(7.1)	5.7	6.5	6.3	3.1	8.3	6.2	0.7	3.9	4.9	6.0	5.7
Expenses growth	12.3	6.7	9.8	5.9	0.6	(0.2)	6.5	1.2	5.5	2.9	1.2	2.1
Employee expenses growth	8.6	8.8	8.1	8.5	(0.7)	(1.7)	4.4	7.3	4.9	3.4	2.2	4.2

Non-Financial Public Sector
Capital purchases/GSP	5.8	5.9	4.9	4.1	3.7	3.1	2.6	2.2	2.5	2.6	2.3	2.2
Borrowings/GSP	16.5	20.4	19.9	21.3	23.8	24.3	24.6	23.0	22.4	21.5	20.5	19.5
Borrowings/revenue	97.5	108.0	109.5	117.7	140.5	135.8	134.4	129.4	125.1	123.5	125.6	123.6
Net financial liabilities2/revenue	97.4	112.5	96.2	115.6	133.4	129.8	125.6	130.3	125.1	123.6	127.0	124.9

Notes:

1.	Bracketed numbers represent negative amounts.
2.	UPF definition, which is equal to total financial assets less investments in other public sector entities less total liabilities.

Queensland Budget 2016-17  Budget Strategy and Outlook  Budget Paper No. 2

Queensland Budget 2016-17

Budget Strategy and Outlook  Budget Paper No. 2

Queensland Budget 2016-17

Capital Statement

Budget Paper No. 3

2016-17 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Appropriation Bills

Budget Highlights

© Crown copyright

All rights reserved

Queensland Government 2016

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Capital Statement

Budget Paper No. 3

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

State Budget

2016-17

Capital Statement

Budget Paper No. 3

Contents

1	Overview	1

1.1	Introduction	2
1.2	Capital purchases	2
1.3	Capital grants	7

2	State capital program – planning and priorities	10

2.1	Introduction	10
2.2	Capital planning and prioritisation	10
2.3	Key projects	22
2.4	2016-17 Highlights	28

3	Capital outlays by entity	32

3.1	Aboriginal and Torres Strait Islander Partnerships	32
3.2	Agriculture and Fisheries	34
3.3	Communities, Child Safety and Disability Services	37
3.4	Education and Training	40
3.5	Electoral Commission of Queensland	46
3.6	Energy and Water Supply	47
3.7	Environment and Heritage Protection	66
3.8	Housing and Public Works	68
3.9	Justice and Attorney General	73
3.10	Legislative Assembly of Queensland	77
3.11	Infrastructure, Local Government and Planning	78
3.12	National Parks, Sport and Racing	82
3.13	Natural Resources and Mines	85
3.14	Premier and Cabinet	86
3.15	Public Safety Business Agency	89
3.16	Queensland Fire and Emergency Services	94

3.17	Queensland Health	96
3.18	Queensland Police Service	106
3.19	Queensland Treasury	107
3.20	Science, Information Technology and Innovation	108
3.21	State Development	111
3.22	Tourism, Major Events, Small Business and the Commonwealth Games	113
3.23	Transport and Main Roads	115

Appendix A:	Entities included in capital outlays 2016-17	135

Appendix B:	Key concepts and coverage	138

Appendix C:	Capital Purchases by Entity by Region 2016-17	139

Capital Statement 2016-17

1	Overview

Features

•	Non-financial Public Sector capital expenditure totals $9.634 billion for 2016-17, which comprises $8.264 billion of purchases of non-financial assets (PNFA), and $1.370 billion of capital grants expenses. In addition to these, acquisitions of non-financial assets under finance leases of $1.032 billion brings the total capital program in 2016-17 to $10.666 billion. This capital program supports around 31,000 jobs in 2016-17.

•	The level of capital expenditure over the forward estimates is forecast to total $38.461 billion including capital purchases and capital grants, or $40.836 billion including Public Private Partnerships (PPPs). The growth in capital expenditure largely reflects the additional infrastructure investment associated with the State Infrastructure Fund.

•	With the Government engaging in a range of PPPs to deliver infrastructure, the value of acquisitions under finance leases is significantly larger across the forward estimates than it has been historically. Accordingly, it is important that this method of infrastructure delivery is recognised as part of the Capital Statement. This is consistent with the approach taken in most other states.

•	The 2016-17 capital program is focused on ensuring a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging. To ensure Government assets continue to efficiently deliver key social services and support the development of the State, capital expenditure will focus on the needs of local communities and support local employment opportunities.

•	There will be capital expenditure of $4.388 billion for transport and roads in 2016-17, including $399.9 million to construct the Toowoomba Second Range Crossing, providing a bypass route to the north of Toowoomba at a total cost of $1.606 billion, in partnership with the Australian Government. $250 million will also be spent on widening the Gateway Motorway North to six lanes, between Nudgee and Bracken Ridge, in partnership with the Australian Government.

•	$17.7 million in 2016-17 is provided to commence the implementation of the European Train Control System Level 2 (ETCS 2) Inner City Project. Pending final project approval, implementation will deliver more network capacity as a precursor to Cross River Rail, at a total cost of $634.3 million.

•	$50 million in 2016-17 for Cross River Rail environmental impact approvals, establishment of the statutory body, and commencement of scoping of value share opportunities, early works and pre-procurement activities.

•	The energy and water sector will make capital purchases of $2.184 billion to support the Government to deliver cost effective, safe, secure and reliable energy and water supply.

•	Capital purchases for the health portfolio are $1.417 billion in 2016-17, including capital purchases to prepare the Sunshine Coast University Hospital and the Sunshine Coast Health Institute at Kawana for opening in April 2017. $230 million over five years to 2020-21 will be spent for the Advancing Queensland’s Health Infrastructure Program which will facilitate essential upgrades to health facilities and supporting infrastructure across Queensland. A further $80 million under the Priority Capital Program will be distributed across Hospital and Health Services and Health Support Queensland for a range of capital works projects to enhance, refurbish or replace existing infrastructure and to sustain and improve business and service level continuity.

1

Capital Statement 2016-17

•	The Government will make capital purchases of $460.3 million for the construction and refurbishment of school educational facilities, Early Childhood Education and Care services, and training assets. This includes $115.3 million to be spent to undertake new stages for four recently opened schools and provide additional classrooms at existing schools in growth areas.

•	Capital purchases in the Public Non-financial Corporations sector, predominately government-owned corporations, constitute 26.4 per cent of total investments.

1.1	Introduction

Non-financial Public Sector capital expenditure totals $9.634 billion for 2016–17, which comprises $8.264 billion of purchases of non-financial assets (PNFA), and $1.370 billion of capital grants expenses. In addition to these, acquisitions of non-financial assets under finance leases of $1.032 billion brings the total capital program in 2016-17 to $10.666 billion. Queensland Treasury estimates that this capital program supports around 31,000 jobs.

The 2016-17 capital program is focused on supporting economic growth and jobs across the State.

The Government will invest $4.388 billion in capital expenditure on roads and transport infrastructure. In addition, there will be significant investments in health, education and housing to address population growth and improve the productivity and prosperity of the State.

Each year, part of the Queensland Government’s capital program is undertaken through the Public Non-financial Corporations (PNFC) sector (that is, commercial entities of Government, including government-owned corporations). For 2016-17, capital purchases by the PNFC sector will comprise 26.4 per cent of the State capital program, reflecting major investments in port and rail infrastructure and in energy.

1.2	Capital purchases

The Queensland Government invests in capital assets to support the services it provides to the community and to improve the productivity of the Queensland economy.

Capital purchases by purpose in 2016-17 are shown in Chart 1.1. Transport continues to account for the largest share of purchases, followed by energy and health, housing and community services.

In recognition of the extent to which the State’s capital investment is delivered through arrangements such as public private partnerships, acquisitions under finance leases of $1.032 billion have been included in the total capital purchases figure of $9.296 billion.

Acquisitions under finance leases are typically recognised once construction has been completed and the lease commences, rather than recognising expenditure across the construction period as occurs under traditional delivery.

Table 1.1 identifies the level of capital purchases excluding acquisitions under finance leases to provide a total capital expenditure figure on a consistent basis with the level of capital purchases identified in previous years.

2

Capital Statement 2016-17

Chart 1.1	Capital Purchases by Purpose, 2016-17

Table 1.1 shows capital purchases in 2016-17 by State Government entity.

3

Capital Statement 2016-17

Table 1.1	Capital Purchases for 2016-17 by State Government Entity[1,2]

Entity	2015-16 Est. Actual $‘000	2016-17 Budget $‘000
Aboriginal and Torres Strait Islander Partnerships	947	3,820
Agriculture and Fisheries	20,105	22,686
Communities, Child Safety and Disability Services	22,617	32,688
Education and Training	505,851	552,306
Electoral Commission of Queensland	79	6,385
Energy and Water Supply
Energy and Water Supply	64	—
Energy Generation Sector	325,300	267,731
Energy Transmission and Distribution	1,656,163	1,706,297
Water Distribution and Supply	158,437	209,926
Environment and Heritage Protection	12,687	8,569
Fire and Emergency Services	3,962	8,075
Housing and Public Works	348,639	392,299
Infrastructure, Local Government and Planning	34,553	71,777
Justice and Attorney-General	58,451	146,400
Legislative Assembly of Queensland	5,253	5,214
National Parks, Sport and Racing	60,236	59,195
Natural Resources and Mines	14,826	10,267
Premier and Cabinet	11,337	27,931
Public Safety Business Agency[3]	182,494	189,473
Queensland Health	1,039,637	1,417,498
Queensland Police Service	8,083	35,377
Queensland Treasury	7,042	7,096
Science, Information Technology and Innovation	72,788	17,384
State Development	11,309	33,443
Tourism, Major Events, Small Business and the Commonwealth Games	37,216	11,665
Transport and Main Roads
Transport and Main Roads	2,172,648	3,147,670
Queensland Rail	678,449	755,517
Port Authorities	116,542	150,142
State Infrastructure Fund[7]	—	267,789
Other Agencies[4]	11,767	7,459
Other Adjustments[5]	(108,814)	224,290
Anticipated Capital Contingency Reserve[6]	(200,000)	(500,000)
Total Capital Purchases	7,268,668	9,296,369
Finance Leases	(350,472)	(1,032,418)
Capital Purchases excluding acquisitions under finance leases	6,918,196	8,263,951

4

Capital Statement 2016-17

Notes:

1.	Includes all associated statutory bodies.
2.	Numbers may not add due to rounding.
3.	The Public Safety Business Agency will purchase any capital on behalf of Inspector-General Emergency Management.
4.	Includes other Government entities with non-material capital programs.
5.	Representing inter-agency eliminations, movements in capital payable and receivable and other accounting adjustments to align with Uniform Presentation Framework Statements.
6.	Contingency recognises that on a whole-of-government basis, there is likely to be under spending, resulting in a carryover of capital allocations.
7.	Represents funding for projects yet to be incorporated into individual department forward estimates, as set out in Table 1.5.

Table 1.2 shows capital purchases by statistical area and region, while Chart 1.2 shows the geographical classification of regions for Budget Paper 3 purposes. Around 70 per cent of total capital purchases will be spent outside of Greater Brisbane (Brisbane, Logan and Ipswich) in 2016-17.

Table 1.2	Capital Purchases by Statistical Area for 2016-17[1,2]

Region	Capital Purchases $‘000	Statistical Area		Capital Purchases $‘000
Brisbane	1,774,500	301	Brisbane East	130,629
		302	Brisbane North	524,056
		303	Brisbane South	371,632
		304	Brisbane West	157,941
		305	Inner Brisbane	590,242
Ipswich	821,673	310	Ipswich	821,673
Wide Bay	545,868	319	Wide Bay	545,868
Darling Downs	1,131,776	307	Darling Downs Maranoa	692,523
		317	Toowoomba	439,253
Gold Coast	894,279	309	Gold Coast	894,279
Logan	183,924	311	Logan Beaudesert	183,924
Mackay	386,490	312	Mackay	386,490
Outback Qld[3]	423,154	315	Outback	481,243
Far North Qld[3]	410,460	306	Cairns	352,371
Fitzroy	689,797	308	Fitzroy	689,797
Sunshine Coast	1,527,113	316	Sunshine Coast	1,116,003
		313	Moreton Bay North	198,104
		314	Moreton Bay South	213,006
Townsville	507,335	318	Townsville	507,335
Total Capital Purchases				9,296,369

Notes:

1.	Numbers may not add due to rounding.
2.	The anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spends.
3.	Reflects the portion of Outback Statistical Area that is incorporated into the Far North Queensland Region.

5

Capital Statement 2016-17

Chart 1.2	Map of Queensland Regions

$10.999 Billion Capital Program
N
INSET
Wide Bay
Sunshine Coast
Darling Downs
Ipswich
Brisbane
Logan
Gold Coast
0 40 80
kilometres
Greater Brisbane $3.069 billion capital program
Gold Coast: $1.040 billion capital program
Sunshine Coast: $1.621 billion capital program
SOUTH PACIFIC OCEAN
GULF OF CARPENTARIA
Far North
$636.6 million capital program
CORAL SEA
Townsville
$586.1 million capital program
Mackay
$435.8 million capital program
Outback
$620.7 million capital program
Fitzroy
$823.2 million capital program
Wide Bay
$639.4 million capital program
SEE INSET
Darling Downs
$1.195 billion capital program
NORTHERN TERRITORY
SOUTH AUSTRALIA
0 150 300
kilometres
NEW SOUTH WALES

Note: Boundaries are based on ASGS 2011

6

Capital Statement 2016-17

1.3	Capital grants

The Queensland Government provides grants for capital purposes to a range of organisations and private individuals.

Capital grants to local governments (LG), non-government organisations (NGOs) and individuals are illustrated in Chart 1.3 below. Capital grants are expected to be $1.370 billion in 2016-17, the largest of which are capital grants to local governments for transport infrastructure.

Chart 1.3	Capital Grants by Purpose and Recipient

7

Capital Statement 2016-17

Table 1.3 shows the planned expenditure on capital grants by State Government entity for 2016-17. Transport and Main Roads has the highest level of capital grants, followed by the Queensland Reconstruction Authority.

Table 1.3	Expenditure on Capital Grants by State Government Entity for 2016-17[1,2]

Entity	2015-16 Est. Actual $‘000	2016-17 Budget $‘000
Aboriginal and Torres Strait Islander Partnerships	18,690	11,938
Agriculture and Fisheries	4,500	2,500
Communities, Child Safety and Disability Services	13,430	10,581
Education and Training	123,894	92,675
Fire and Emergency Services	1,433	897
Housing and Public Works	33,568	69,090
Infrastructure, Local Government and Planning
Infrastructure, Local Government and Planning	106,257	158,721
Queensland Reconstruction Authority	354,036	266,315
National Parks, Sport and Racing	30,373	62,459
Premier and Cabinet	4,278	6,830
Queensland Health	1,500	—
Science, Information Technology and Innovation	14,490	8,509
State Development	25,003	145,069
Tourism, Major Events, Small Business and the Commonwealth Games	110,544	83,296
Transport and Main Roads	309,285	334,481
Other Adjustments[3]	60,782	116,448
Total Capital Grants	1,212,063	1,369,809

Notes:

1.	Includes associated statutory bodies.
2.	Numbers may not add due to rounding.
3.	Includes assets transferred and other technical accounting adjustments.

8

Capital Statement 2016-17

Table 1.4 shows expenditure on capital grants by statistical area. The Far North Queensland region has the highest level of capital grants.

Table 1.4	Capital Grants by Statistical Area for 2016-17[1,2]

Region	Grants $‘000	Statistical Area		Grants $‘000
Brisbane	193,650	301	Brisbane East	51,605
		302	Brisbane North	27,075
		303	Brisbane South	48,978
		304	Brisbane West	21,562
		305	Inner Brisbane	44,430
Ipswich	43,758	310	Ipswich	43,758
Wide Bay	93,544	319	Wide Bay	93,544
Darling Downs	63,410	307	Darling Downs Maranoa	30,438
		317	Toowoomba	32,972
Gold Coast	145,293	309	Gold Coast	145,293
Logan	51,027	311	Logan Beaudesert	51,027
Mackay	49,303	312	Mackay	49,303
Outback Qld[3]	197,536	315	Outback	309,954
Far North Qld[3]	226,143	306	Cairns	113,725
Fitzroy	133,402	308	Fitzroy	133,402
Sunshine Coast	93,941	316	Sunshine Coast	43,187
		313	Moreton Bay North	27,324
		314	Moreton Bay South	23,430
Townsville	78,802	318	Townsville	78,802
Total Capital Grants				1,369,809

Notes:

1.	Numbers may not add due to rounding.
2.	The adjustments referred to in Table 1.3 have been spread across statistical areas proportionate to allocation of Grants.
3.	Reflects the portion of Outback Statistical Area that is incorporated into the Far North Queensland Region.

9

Capital Statement 2016-17

2	State capital program – planning and priorities

2.1	Introduction

The State Government has an important role in providing essential infrastructure and capital works to meet the State’s increasing service needs and to facilitate improved productivity and efficiency for the State’s industries.

The Queensland Government is committed to providing the necessary economic and social infrastructure to support the development of the State. Capital investment of the general government sector is designed to support these service delivery priorities. These priorities are influenced by population growth and the economic development priorities of the Government.

The Government’s capital works program supports significant economic activity and jobs, particularly in the construction industry and sectors providing associated support services. Non-financial Public Sector capital expenditure totals $9.634 billion for 2016-17, which comprises $8.264 billion of purchases of non-financial assets (PNFA), and $1.370 billion of capital grants expenses. In addition to these, acquisitions of non-financial assets under finance leases of $1.032 billion brings the total capital program in 2016-17 to $10.666 billion. Queensland Treasury estimates that capital expenditure in 2016-17 will directly support approximately 28,000 full time jobs. In addition, acquisitions of non-financial assets under finance leases in 2016-17 supported approximately 3,000 full time jobs during the construction period of these projects. In total, the capital program supports around 31,000 jobs.

2.2	Capital planning and prioritisation

2.2.1	State Infrastructure Plan

The State Infrastructure Plan (SIP) sets out a clear vision to grow the State through the Queensland Government’s approach to infrastructure planning and prioritisation. The SIP includes a framework to plan and prioritise infrastructure investment and delivery. It demonstrates the Government’s commitment to address the State’s infrastructure needs in a timely, sensible and cost-effective way.

A key implementation action from the SIP is the creation of the Infrastructure Portfolio Office (IPO). The IPO is part of the Department of Infrastructure, Local Government and Planning, and is tasked with planning and coordinating infrastructure, including the integration of economic, regional, and infrastructure planning. This coordinated approach will lead to greater emphasis on economic corridors, thereby improving both regional and state outcomes. The IPO will develop, in partnership with delivery agencies, key strategic infrastructure assessments that cover water, digital, transport, energy and social infrastructure.

10

Capital Statement 2016-17

A second key implementation action is the establishment of the Infrastructure Cabinet Committee (ICC). The ICC was established to provide an appropriate forum to focus on infrastructure coordination and development, including monitoring the progress of the SIP. In addition, the ICC will be a key forum to consider advice from Building Queensland and make clear recommendations to Cabinet on infrastructure matters.

2.2.2	Building Queensland

Building Queensland was established as an independent statutory body on 3 December 2015 under the Building Queensland Act 2015. Governed by an eight-member Board, largely from the private sector, Building Queensland provides independent expert advice to Queensland Government agencies, government-owned corporations and selected statutory authorities to enable better infrastructure decisions. Building Queensland provides strategic advice on infrastructure matters, assists agencies with pre-Business Case activities, assists and leads the development of rigorous Business Cases, and develops and maintains an infrastructure pipeline of priority projects to assist Government’s decisions for major infrastructure.

2.2.3	The State Infrastructure Fund

A funding injection of $2 billion over the forward estimates will add to the Government’s capacity to build the infrastructure needed to support economic growth and liveability into the future. The State Infrastructure Fund (SIF) had an initial injection of $500 million in March 2016 and is being boosted in the 2016-17 Budget by a further $1.5 billion.

The components of the funding package are:

•	$300 million for the Priority Economic Works and Productivity Program (PEWPP). This funding has been allocated to the Department of Transport and Main Roads for priority works which will contribute towards enhanced productivity and economic outcomes.

•	$180 million over three years for the Significant Regional Infrastructure Projects Program (SRIPP). Funding will be allocated to departments for significant infrastructure projects in key regional centres that respond to a community need or provide increased economic opportunities. Projects under the SRIPP support a range of themes in Part A and B of the State Infrastructure Plan, including infrastructure that leads and supports growth, providing liveability benefits and wider economic benefits in regional areas.

•	$20 million has been provided to the Department of Infrastructure, Local Government and Planning for Maturing the Infrastructure Pipeline (MIP) with the aim of progressing proposals that were identified through community consultation on the State Infrastructure Plan.

•	$50 million in 2016-17 for Cross River Rail environmental impact approvals, establishment of the statutory body, and commencement of scoping of value share opportunities, early works and pre-procurement activities.

•	The allocation of the remaining SIF, $1.45 billion, will be informed by independent advice from Building Queensland, including the Building Queensland infrastructure pipeline of priority projects. Building Queensland assists (for projects valued at $50 million to $100 million) and leads (for projects valued at more than $100 million) in the development of rigorous Business Cases and develops an infrastructure pipeline of priority projects for unfunded proposals greater than $50 million.

11

Capital Statement 2016-17

Table 1.5	State Infrastructure Fund

	2015-16 $ million	2016-17 $ million	2017-18 $ million	2018-19 $ million	2019-20 $ million	Total $ million
Pipeline Projects
Projects[1]	—	170.0	280.0	500.0	500.0	1,450.0
Cross River Rail[2]		50.0	—	—	—	50.0
Pipeline Projects total	—	220.0	280.0	500.0	500.0	1,500.0

PEWPP allocations
Ipswich Motorway - Rocklea to Darra	—	—	40.2	34.4	13.8	88.4
Pacific Motorway-Gateway Motorway merge[4]	—	34.4	5.4	2.3	—	42.0
Dawson Highway (Gladstone - Biloela)	0.1	7.6	16.3	10.0	6.0	40.0
Rockhampton Road Train Access - Stage 1	—	0.1	5.1	4.8	—	10.0
Kawana Way and Nicklin Way	0.1	11.0	11.0		—	22.0
Garbutt - Riverway Drive	1.0	3.1	25.9	0.1	—	30.0
North Coast Rail Line	—	25.0	50.0	25.0	—	100.0
Offset provided by DTMR	—	(12.4)	(8.6)	(11.3)	—	(32.4)
PEWPP total[2]	1.1	68.7	145.2	65.2	19.8	300.0

SRIPP
New Palm Island Primary Health Care	—	8.5	—	—	—	8.5
Aurukun Shire Council - Wastewater upgrades	—	0.6	—	—	—	0.6
Mapoon Aboriginal Shire Council - Upgrade of drinking water infrastructure	—	0.1	—	—	—	0.1
Pormpuraaw Drinking water security project	—	1.8	—	—	—	1.8
Mon Repos Turtle Centre redevelopment	—	3.0	7.0	—	—	10.0
Improving tourism and recreation use of the Great Barrier Reef	—	1.0	0.7	0.7	—	2.4
Cairns Western Arterial Road: Bill Fulton Bridge (Freshwater Creek) duplication	—	19.8	14.5	—	—	34.2
Port Douglas extension of fire station	—	0.8	—	—	—	0.8
Dimbulah extension of fire station	—	0.7	—	—	—	0.7
Rockhampton Firecom project - extension of fire station	—	1.0	1.2	—	—	2.2
Digital Electricity Meters for Low Income Regional Residents	—	1.0	2.0	2.5	—	5.5

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Capital Statement 2016-17

	2015-16 $ million	2016-17 $ million	2017-18 $ million	2018-19 $ million	2019-20 $ million	Total $ million
Regional Education Infrastructure Enhancement	—	7.5	13.7	—	—	21.3
Renewal of school facilities in Central Queensland	—	20.2	5.2	—	—	25.4
Boulia Community Hospital refurbishment	—	0.3	1.7	—	—	2.0
McKinlay Multi-purpose Health Service refurbishment and expansion	—	—	0.6	4.4	—	5.0
Step Up/Step Down Units - mental health facilities	—	12.0	—	—	—	12.0
Social Housing in Regional Centres	—	7.1	7.1	—	—	14.2
New Mackay Tourism Visitor Information Centre	—	0.5	0.8	—	—	1.3
Mt Inkerman Nature Tourism Development	—	0.5		—	—	0.5
Smithfield replacement fire station	—	1.3	2.5	—	—	3.8
Proserpine replacement fire station	—	1.0	1.4	—	—	2.4
Herberton replacement fire station	—	0.4	0.8	—	—	1.2
Mackay replacement fire station and support facilities	—	0.4	4.0	3.1	—	7.5
Howard combined Police and Fire Station	—	5.0	5.0	—	—	10.0
Paediatrics Unit at Townsville Hospital	—	3.3	3.3	—	—	6.6
SRIPP Projects Total[1]		97.8	71.5	10.7		180.0

MIP[3]
Services	—	14.0	6.0	—	—
MIP total[3]		14.0	6.0			20.0

State Infrastructure Fund Total	1.1	400.5	502.8	575.8	519.8	2,000.0

Notes:

1.	Funding for projects has yet to be incorporated into individual department forward estimates.
2.	Funding has been allocated to the Department of Transport and Main Roads.
3.	Services funding allocated to the Department of Infrastructure, Local Government and Planning.
4.	Subject to commitment of Australian Government funding.

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Capital Statement 2016-17

2.2.4	Market-Led Proposals

The market-led proposals (MLP) framework was announced in the 2015-16 Budget as a part of the Government’s plan to create jobs and stimulate the economy. The framework recognises that businesses and non-government organisations are partners in meeting community needs, growing the economy and creating jobs.

A MLP is a proposal from the private sector seeking an exclusive commercial arrangement with government to provide a service or infrastructure to meet a community need. As well as seeking exclusivity in their dealings with government, often proponents will seek in-kind support. This may be access to land, extension of a contract or access to information.

If the government can be satisfied that the proposal has the potential to generate benefits for the community and deliver value for Queensland taxpayers, it can mean that a good idea gets off the ground faster.

Criteria for success

In assessing proposals, the government must be satisfied that Queensland will get the best outcome by engaging the proponent exclusively rather than procuring the service or infrastructure via a competitive tender process. It must also be satisfied that no proposals addressing the same or a similar need are under active and advanced consideration by government.

MLPs must:

•	clearly meet a community need or a government priority and provide direct benefits to the community or government

•	provide value for money for taxpayers

•	be uniquely able to deliver a specific outcome that achieves a government priority or satisfies a community need

•	have an acceptable allocation of cost and risk between government and the proponent

•	have a proponent with adequate financial and technical capacity and capability to successfully deliver the proposal

•	be feasible on a technical, commercial and practical basis.

Projects in detailed planning stage

Since the MLP framework has been in place, more than 80 preliminary proposals have been received and a further 27 stage one forward proposals have been submitted. In 2015-16, four proponents were granted an exclusive mandate to develop a detailed proposal for submission to government. If approved, these four proposals are worth an estimated $665 million and could support more than 1,600 jobs during construction. Significantly, these projects are expected to be financed, funded and delivered by the private sector, not the taxpayer. All proponents plan to submit their detailed proposals to government for consideration by late 2016.

Logan Motorway Enhancement Project – Driving transport solutions for South East Queensland

Transurban Queensland (TQ), which operates and maintains the Logan, Gateway and Gateway Extension motorways under a long-term agreement with the State, proposed a $450 million enhancement to the Logan Motorway and Gateway Extension corridor.

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Capital Statement 2016-17

TQ’s proposal includes a range of improvements designed to improve driver safety and efficiency by relieving local traffic congestion, reducing travel times and enhancing connectivity with other major road networks.

If approved, the project is expected to support more than 1,300 jobs during construction and generate more than $1.2 billion in economic benefits for Queenslanders. TQ proposes to fully fund and finance the costs for the works and recover its investment through new tolling points and variations to existing tolling arrangements on the Logan and Gateway motorways.

Should the detailed proposal meet the Government’s value-for-money and other assessment criteria, as well as incorporating the results of community consultation, construction could begin in early 2017 and be completed in 2019.

Brisbane International Cruise Terminal – Extending South East Queensland’s tourist reach

A $100 million facility for mega cruise ships, which could add as much as $1 billion in gross output annually to the Queensland economy by 2036, has been proposed by the Port of Brisbane.

The proposed Brisbane International Cruise Terminal would be able to accommodate vessels of all sizes, including those longer than 270 metres which are able to carry up to 4,500 passengers. These super-size vessels, which may comprise 60 per cent of Australia’s cruise vessel market by 2020, currently have no option other than to berth at the Grain Berth, an agricultural handling facility, at Fisherman Islands.

Port of Brisbane proposes to develop the facility adjacent to its existing facilities on vacant land currently owned by the Government. The proposed location of the facility would enable the Port to leverage its expertise in providing and maintaining port infrastructure and facilities, including for mega ships that currently berth at Fisherman Islands. It also provides ready access to deep water frontage and an existing swing basin that requires minimal dredging. Its proximity to the heart of Brisbane and the airport, as well as transport connections to the Gold and Sunshine Coasts is also highly favourable.

If approved, the project would support an estimated 300 jobs during construction.

Should the detailed proposal be approved construction could commence in early 2017, delivering an operational facility in 2019.

Queensland Aquarium and Maritime Museum – world class tourist attraction

The Queensland Aquarium and Maritime Museum (QAMM) consortium is developing a detailed proposal for the approximately $100 million aquarium and museum complex, which will redevelop the existing Queensland Maritime Museum and showcase the extraordinary diversity of Queensland’s rivers, islands, reefs and ocean environments in a new, world-class aquarium.

The proposed location is a key benefit of the proposal. At the southern end of Brisbane’s South Bank next to the Goodwill Bridge, the site connects to Brisbane City, the Botanical Gardens, the upcoming Queen’s Wharf development and existing public transport facilities. The site features a number of important heritage features, which would be protected as part of the proposed development.

Under the proposal, up to 750,000 visitors a year could be immersed in exciting underwater worlds and a fascinating showcase of the state’s maritime history in state-of-the-art displays. It is estimated that the project could generate up to $200 million a year for the Queensland economy and support ongoing employment.

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Capital Statement 2016-17

There will be consultation with Brisbane City Council, South Bank Corporation and local residents once a detailed proposal and design are available.

Mount Cotton Driver Training Centre – Educating drivers and making our roads safer

The government’s ageing Mount Cotton driver training centre will be transformed into a first-class driving centre of excellence and a world-class innovation hub for government, education and industry groups to research, design and test new vehicle and road safety technologies if a proposal from the RACQ is accepted by government.

RACQ proposes to take over the operation of the centre, which is located between Brisbane and the Gold Coast and invest $15 million in its development to promote driver safety.

With its long history of delivering a range of driver training and safety initiatives to frontline essential services, organisations and individuals, its 1.5 million membership base, and its network of car manufacturers and hire car companies, RACQ is in a unique position to attract clientele to the centre and transform it into a commercially viable business. Individuals, families, commercial organisations (including national and international organisations) and Queensland Government agencies would all be welcome to use the site.

If the RACQ meets the criteria for progressing with an exclusive mandate, it will expand the current facility to include wider programs to reduce accidents, injuries and deaths on Queensland roads. Indigenous, disadvantaged and remote community members will be included in new programs especially catering for young drivers.

2.2.5	Energy

In recent years, energy demand growth in Queensland has slowed considerably, with the network more reliable and resilient than ever before. This follows the previous significant capital investment energy businesses have made over the last decade driven by improved network reliability and service standards, and to meet Queensland’s growing electricity needs. Since then, electricity consumption growth has moderated due to changes in the way that electricity is generated, distributed and consumed and the introduction of new technologies. Looking ahead, this means that Queensland’s energy businesses will require fewer new capital projects than in the past, and will concentrate capital expenditure on maximising the efficiency of existing plant and equipment.

Generation

Queensland’s generation sector has produced enough electricity to meet demand, despite the fact that Kogan Creek Power Station was the last major generator to enter into operation almost a decade ago. The ramp-up in LNG production is anticipated to reduce the overcapacity in the wholesale generation market, especially relative to other Australian states, which are not seeing any material increase in electricity demand.

Non-LNG related electricity consumption in Queensland remains stable, with little growth forecasted over the forward estimates. This is due to consumers adopting more energy efficient practices, the high uptake of rooftop solar photovoltaic capacity, floods, droughts, and the shift away from energy-intensive industries.

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Capital Statement 2016-17

Following the Government’s review of the two government-owned energy generation businesses, CS Energy and Stanwell will focus on the efficient, reliable and safe operation of their existing plant and equipment. Capital expenditure for the maintenance of existing plant and supporting operations is anticipated at $267.7 million in 2016-17 for CS Energy and Stanwell.

Networks

From 1 July 2016, there is expected to be two energy network government-owned corporations in Queensland. Energy Queensland will own and operate the electricity distribution. Powerlink owns and operates the transmission network which connects the different states within the National Electricity Market and transports electricity to the distribution networks.

These network businesses will be regulated by the Australian Energy Regulator under a revenue cap arrangement which applies for the five year determination period. This determines how much revenue these businesses can recover by charging customers through their electricity bills.

Capital expenditure for network businesses is primarily driven by increases in peak demand, as opposed to electricity consumption. Hence, as electricity consumption is expected to moderately increase due to LNG production (and to a lesser extent population and economic growth), peak demand is not expected to exceed current network capacity. This is reflected in Ergon and Energex’s most recent final determinations for 2016-21 which have moderated compared to previous years, as the need to spend capital expenditure to increase network capacity has lessened.

Powerlink is still going through the process to determine its regulated revenue for the regulatory period 1 July 2017 to 30 June 2022. In January 2016, Powerlink submitted its 2017-22 revenue proposal which included a 31 per cent reduction in forecast capital expenditure compared to the current 2012-17 regulatory period.

As a result, the network businesses’ budgeted capital expenditure for 2016-17 of $1.706 billion is 10.3 per cent less than what was budgeted in 2015-16. This reflects the network businesses prudent and efficient approach to capital planning, focusing on avoiding unnecessary new capital expenditure, deferring replacement capital expenditure and reducing augmentation expenditure. While capital expenditure is required for the provision of a reliable transmission and distribution network, it is likely to continue to decline over the coming years.

2016-17 will see the merger of Energex and Ergon’s distribution businesses on 1 July 2016. The newly merged business will drive operational synergies and efficiency savings. Savings will be achieved through reductions in administration, human resources, industrial relations, board management and legal costs. The business will also be better positioned to respond to changes in the electricity sector and provide the services that future consumers demand.

2.2.6	Public-private partnerships

The Queensland Government is engaged in a range of public-private partnerships (PPPs) that often involve the private sector constructing an asset, which is then leased to the public sector.

Whilst a PPP transfers construction and maintenance risk to the private sector, given the arrangement has the public sector effectively retaining the risks and rewards of ownership of an asset to the public sector, the Government’s financial statements recognise an acquisition under a finance lease and a corresponding finance lease liability. The liability is treated as a borrowing in the State’s balance sheet.

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Capital Statement 2016-17

In previous years, capital purchases in the Capital Statement have only included expenditure directly undertaken by Government (i.e. traditional delivery).

Acquisitions under finance leases and finance lease liabilities are typically recognised once construction has been completed and the lease commences, rather than recognising expenditure and associated borrowings across the construction period as occurs under traditional delivery.

In 2016-17, the value of acquisitions under finance leases is expected to be $1.032 billion, which is significantly larger than in previous years, with an average value of approximately $220 million per annum in the five years to 2015-16.

Given the significant value of acquisitions under finance leases in 2016-17, it is important that this method of infrastructure delivery is recognised as part of the Capital Statement. Including the value of acquisitions in the headline capital program estimate is consistent with the approach taken in most other states.

2.2.7	Changes to forecast delivery of 2015-16 Capital Program

The 2015-16 Budget estimated that the 2015-16 capital program would be $10.105 billion with capital purchases of $8.574 billion and capital grants of $1.531 billion. Following a number of revisions to the timing and form of capital spending, the estimated actual for the 2015-16 capital program, on a consistent basis, is $8.13 billion.

The changes to the forecast primarily relate to:

•	$692 million of recashflowing in General Government capital expenditure, primarily in the Department of Transport and Main Roads and Queensland Health.

•	$456 million lower than budgeted capital expenditure in the Public Non-financial Corporations Sector, including energy network and distribution businesses.

•	$362 million of capital grants that will now be provided in later years. Total capital grants across the period 2015-16 to 2018-19 have increased from $2.8 billion in the 2015-16 Budget to $3.3 billion in the 2016-17 Budget.

•	$180 million of spending that was originally budgeted as capital expenditure is now classified as operating expenses.

•	$144 million originally budgeted as capital expenditure associated with traditional delivery of the Toowoomba Second Range Crossing will now be recognised in future years as an acquisition under a finance lease, due to procurement now proceeding as a PPP.

•	$141 million of revisions to the timing and quantum of disaster recovery expenditure.

Revisions of a similar size have occurred in the delivery of the budgeted capital program in recent years. In the past five years, the average variance between the budgeted capital program and the estimated actual has been $1.804 billion.

In order to reduce the level of revision required in 2016-17, there has been an increased focus, in the budgeted capital program, on identifying infrastructure investment that is likely to be an operating expense rather than a capital purchase (such as some ICT projects) and an increase in the anticipated capital contingency reserve from $200 million in 2015-16 to $500 million in 2016-17.

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Capital Statement 2016-17

In addition, the establishment of an Infrastructure Cabinet Committee and the Infrastructure Portfolio Office (within the Department of Infrastructure, Local Government and Planning) is intended to enhance infrastructure planning and support the delivery of the State’s capital program.

2.2.8	Infrastructure investments facilitated by the state

Building our Regions

The Building our Regions program provides funding to local governments for critical infrastructure in regional areas – supporting jobs, fostering economic development and improving liveability in regional communities.

The program is receiving a $175 million boost over the next four years, in addition to the $200 million in new funding allocated in the 2015-16 Budget. This increased allocation includes $90 million over three years for the Transport Infrastructure Development Scheme.

Transport Infrastructure Development Scheme

The Transport Infrastructure Development Scheme (TIDS) provides targeted investment in local government transport infrastructure. The objectives of this scheme are to:

•	provide for an overall increase in works on the local government transport network

•	promote development of regional transport stewardship and delivery capability

•	link TIDS funding to desired outcomes to be delivered by local government

•	achieve best value from all available resources.

TIDS funding underpins the Roads and Transport Alliance – a 14 year partnership between Transport and Main Roads (TMR) and the Local Government Association of Queensland (LGAQ) on behalf of Queensland local governments, for the stewardship of the regional road and transport network.

The Queensland Government has demonstrated its commitment to TIDS by providing additional funding in the 2016-17 Budget (an extra $30 million a year for 2017-18 through 2019-20).

North Queensland

The White Paper on Developing Northern Australia presents a number of opportunities for Queensland. In particular the $5 billion Northern Australia Infrastructure Facility, announced in the 2015-16 Federal Budget, offers concessional finance to encourage private sector investment in key economic infrastructure that would not otherwise be built in the short term. New investment may include rail, water, energy and communication networks, ports and airports.

Other opportunities for Northern Queensland under Commonwealth Government programmes include the following:

•	National Water Infrastructure Development Fund: announced as part of the White Paper on Developing Northern Australia and Agricultural Competitiveness. The fund is comprised of two parts: the feasibility component ($59.5 million) and the capital component ($450 million).

•	$2 billion National Water Infrastructure Loan Facility: announced as a part of the 2016-17 Federal Budget. From 1 July 2016 this facility will provide concessional loans to state and territory governments to co-fund the construction of major water infrastructure projects; and

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Capital Statement 2016-17

•	$600 million Northern Australia Roads Programme: announced in the White Paper on Developing Northern Australia. Submissions for the Roads Programme closed on 29 January 2016 and are now being considered. In addition to the funding available under the programme, the Federal Government has explored innovative funding and delivery proposals for these projects in order to maximise value for money from government investment in Northern Australia.

Sunshine Coast Airport Expansion

On 19 May 2016, the Coordinator-General released his evaluation report on the environmental impact statement for the Sunshine Coast Airport expansion project.

The Sunshine Coast Regional Council (SCRC) proposes to construct and operate a new runway and associated infrastructure at the existing Sunshine Coast Airport site at Marcoola, located five kilometres north of Maroochydore. The project would involve capital expenditure of $347 million, support 86 jobs during the construction phase and an operational workforce of 1,538 employees by 2040. The project aims to increase runway width from 30 to 45 metres and runway length from 1797 to 2450 metres.

Brisbane Broncos Training, Administration and Community Facility

The Brisbane Broncos entered into an Agreement for Lease with the State on 24 December 2015, facilitating the development of a new Training, Administration and Community Facility (TACF) at 81 Fulcher Road, Red Hill. The TACF will enable the Brisbane Broncos to consolidate the team’s training and administration facilities within a purpose designed building and associated training field. The TACF will incorporate facilities to benefit the local community and enable the expansion and evolution of the Brisbane Broncos established community development programs.

The Brisbane Broncos commenced early works in January 2016, with construction scheduled to commence in June 2016 following satisfaction of pre-conditions and execution of the development lease. The Brisbane Broncos are responsible for funding the $27 million development cost.

Bundaberg Port Gas Pipeline

Australian Gas Networks Limited entered into a Development Agreement with the State to design, construct and operate the Bundaberg Port Gas Pipeline. This investment of $18 million by the State supports building the Port into an economic hub for the Wide Bay region, including plasterboard manufacturer Knauf Australia as they progress the development of their $70 million factory at the Port of Bundaberg.

Construction of the Bundaberg Port Gas Pipeline is well advanced with the project on schedule for completion by January 2017.

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Capital Statement 2016-17

Abbot Point

The Port of Abbot Point is a strategic asset due to its proximity to the Bowen Basin, Galilee Basin and North West Minerals Province. In 2015-16 the Department of State Development initiated the Abbot Point Growth Gateway project to enable capital dredging for Adani’s proposed T0 coal terminal. Commonwealth and key state approvals have been obtained, subject to strict environmental conditions, including prohibiting the dumping of capital dredge material at sea or on the Caley Valley Wetlands. Responsibility for the project has now transitioned to North Queensland Bulk Ports for implementation. The dredging works will not begin at Abbot Point until the Government is satisfied about the commercial viability and financial arrangements proposed for Adani’s projects.

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Capital Statement 2016-17

2.3	Key projects

This section provides an overview of key projects by scope.

2.3.1	Assessment phase

Cross River Rail

At an estimated capital cost of over $5 billion, Cross River Rail is the Queensland Government’s highest priority infrastructure project. This priority has been recognised by Infrastructure Australia. Delivering Cross River Rail will require a substantial funding commitment from the Australian Government, in recognition of the project’s nation-building status.

A proposed 10.2 kilometre link from Dutton Park to Bowen Hills, with 5.9 kilometres of tunnel under the Brisbane River and CBD, Cross River Rail will connect to northern and southern rail networks, providing significant benefits to commuters from both directions. Stations will be developed at five key locations: Boggo Road, Woolloongabba, Albert Street, Roma Street and the Exhibition showgrounds.

This second rail river crossing will ease congestion, improve network reliability and increase accessibility to the Brisbane CBD, allowing more people to travel longer distances with shorter journey times.

Building Queensland is advancing a business case for Cross River Rail, and considering options for funding, financing and delivery. This business case is due to be completed by mid-2016.

Building Queensland has recently finalised a business case for the European Train Control System (ETCS) – Inner City which will upgrade rail signalling to optimise network capacity prior to the commencement of Cross River Rail. Queensland Rail has allocated $634.3 million toward the delivery of ETCS as a necessary precursor to Cross River Rail. Pending final project approval, implementation of ETCS – Inner City and Enabling and Pilot Works will progress in 2016.

The Queensland Government is establishing a project delivery authority to lead the development, procurement and delivery of the Cross River Rail project.

The delivery authority will support wider economic and social outcomes and enable the federal, state and local governments to co-invest and partner with the private sector for funding, financing and delivery for the project.

The 2016-17 Budget includes additional funding of $50 million in 2016-17 to progress Cross River Rail, including environmental impact approvals, establishment of the delivery authority, scoping of value sharing activities, and the commencement of early works and pre-procurement activities. The total commitment to Cross River Rail related infrastructure in the 2016-17 Budget is $684.3 million across both projects.

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Capital Statement 2016-17

North Queensland Sports Stadium

The Queensland Government has completed a business case on the options for the development of a stadium in Townsville. An estimated $5 million is expected to be spent this year for the development of the North Queensland stadium, as part of a total State commitment of up to $140 million. Commitments will be required from the Australian Government and Townsville City Council to deliver the project. During 2016-17, the department will deliver on early works including design, preparation of a remediation and civil works contract for the preferred site, and preparation of documents and plans to support the development application.

Integrated resort developments – Cairns and Gold Coast

The Queensland Government is committed to supporting the growth of the tourism sector. Integrated resort developments can assist this, as they can enhance Queensland’s tourism offerings, reinvigorate key regional locations and boost the State’s economy through increased tourism and construction.

Following a tender process, two consortia were shortlisted to develop proposals for integrated resort developments in Cairns and at the Gold Coast: Aquis at the Great Barrier Reef Pty Ltd and ASF Consortium Pty (Ltd) respectively.

North Coast Rail Line Upgrade

Building Queensland is progressing the development of a business case for the duplication of the North Coast Line between Beerburrum and Landsborough on an improved alignment. The business case also includes additional upgrades to existing rail infrastructure between Landsborough and Nambour. The business case is expected to be completed during 2017.

Expansion of custodial services across Queensland

With prison capacity stretched, the Queensland Government is progressing business cases for the development of stage two of the Southern Queensland Correctional Centre and the expansion of the Capricornia and Arthur Gorrie correctional centres.

Expansion of the Government Wireless Network

An integrated digital radio network (the Government Wireless Network) is currently in use in South East Queensland by the Queensland Ambulance Service, Queensland Fire and Emergency Services and the Queensland Police Service.

Building Queensland is preparing a business case to assess options for expanding the network to regional Queensland.

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Capital Statement 2016-17

2.3.2	Procurement phase

Herston Quarter Redevelopment

The Queensland Government has earmarked an approximately five hectare site (the Herston Quarter) adjacent to the Royal Brisbane and Women’s Hospital (RBWH) to become a mixed-use precinct for health, bio-medical, residential and retail activity.

The site became available with the relocation of children’s health services from the Royal Children’s Hospital to the new Lady Cilento Children’s Hospital in late 2014.

The primary use of the site will be for health-related activities, including bio-medical research and health facilities. The redevelopment may also include residential and retail space for doctors, nurses, and family and friends visiting patients at the nearby RBWH.

The site will also include a Specialist Rehabilitation and Ambulatory Care Centre (SRACC), comprising 100 rehabilitation beds, special purpose rehabilitation support areas and a surgical and endoscopic centre with a 32 bed surgical inpatient room, seven operating theatres, three endoscopy rooms and recovery spaces.

Shortlisted proponents Australian Unity and Lend Lease have now submitted detailed proposals to redevelop the Herston Quarter.

The evaluation process is being led by Queensland Treasury, in close consultation with Queensland Health and Metro North Hospital and Health Service. Consultation to inform the redevelopment of the Herston Quarter is continuing with key site stakeholders and the community to ensure their needs are considered.

A successful proponent for the project is expected to be announced in the second half of 2016. Queensland Treasury is leading the procurement.

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Capital Statement 2016-17

2.3.3	Delivery

Toowoomba Second Range Crossing

The Toowoomba Second Range Crossing (TSRC) is a 41 kilometre bypass route to the north of Toowoomba, running from the Warrego Highway at Helidon in the east to the Gore Highway at Athol in the west via Charlton. At a construction cost of $1.6 billion, funded on an approximately 80:20 basis by the Australian and Queensland governments, it is one of Queensland’s most significant road infrastructure projects.

As well as improving road and driver safety and reducing travel time across the Toowoomba Range, construction of the crossing will support up to 1,800 jobs.

Following an interactive bidding process which allowed the State to drive enhanced technical and value for money outcomes, and innovation in a number of key elements, in August 2015 Nexus Infrastructure consortium was named as the successful proponent for the design, construction and maintenance of the TSRC.

The TSRC will be tolled and Kapsch TrafficCom Australia Pty Ltd was selected to deliver the roadside tolling system following a competitive tender process. Further consultation with industry and the community will be undertaken before toll tariffs are finalised.

Construction of TSRC commenced in April 2016 and it is estimated it will take three years.

The Department of Transport and Main Roads is overseeing the delivery and management of the contract.

Queen’s Wharf Brisbane

On 16 November 2015 the Queensland Government reached contractual close on the $3 billion Queen’s Wharf Brisbane Integrated Resort Development.

The Destination Brisbane Consortium – The Star Entertainment Group (formerly Echo Entertainment Group), Far East Consortium (Australia) and Chow Tai Fook Enterprises – is now the contractor responsible for working with the Department of State Development to deliver the world-class tourism, leisure and entertainment precinct in the heart of the Brisbane CBD.

The project will deliver economic growth for Queensland, including supporting more than 2,000 construction jobs and 8,000 ongoing jobs once the Integrated Resort Development is operational in 2022.

The revitalised precinct will provide improved facilities for everyday use and public events, showcasing Brisbane to locals, interstate and international visitors.

Preliminary site investigation works commenced in 2016 with demolition and construction work anticipated to commence in early 2017.

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Capital Statement 2016-17

Gold Coast Light Rail Stage 2

Gold Coast Light Rail Stage 2 is the second stage of a world class public transport system for residents and visitors to the Gold Coast.

In April 2016 GoldLinQ was contracted to deliver the 7.3 kilometre extension in time for the 2018 Commonwealth Games, with CPB Contractors selected to design and construct the extensions.

Stage 2 will deliver an integrated light rail system that will provide access to 19 light rail stations. Stage 2 will also connect to heavy rail at Helensvale station, run adjacent to the Gold Coast Line, then adjacent to the Smith Street Motorway to connect with Stage 1 at the Gold Coast University Hospital light rail station. Commuters will benefit from an additional 400 parking spaces at Helensvale station and 1,000 parking spaces at Parkwood station.

The $420 million project will be delivered with a $270 million contribution from the Queensland Government, $95 million from the Australian Government and up to $55 million from the City of Gold Coast. The Department of Transport and Main Roads is overseeing the delivery and management of the contract.

The project is expected to support up to 1,000 jobs.

Gateway Upgrade North

The Gateway Upgrade North project will provide six lanes between Nudgee and Bracken Ridge. The Gateway Motorway provides a critical transport corridor for more than 83,000 vehicles each day. It also services the Brisbane Airport, Port of Brisbane and the Australia TradeCoast precinct.

The $1.143 billion Gateway Upgrade North project is being jointly funded on an 80:20 basis by the Australian and Queensland governments and will reduce congestion and improve safety and the efficiency of the motorway network.

The Gateway Upgrade North project is being delivered by the Department of Transport and Main Roads, with assistance from Transurban Queensland. Lend Lease Engineering Pty Limited has been contracted to design and construct the project.

Lend Lease has begun construction with major works now underway on the project. The project is expected to be completed by late 2018, and support more than 1,000 jobs.

New Generation Rollingstock

The Queensland Government’s New Generation Rollingstock (NGR) project will see a significant increase to the South East Queensland train fleet to meet the growing demand for rail services. Seventy-five six car train sets, designed, constructed and maintained by Bombardier-led consortium Qtectic, will join Queensland Rail’s fleet.

The $4.4 billion public-private partnership is the largest single investment by Queensland in trains and demonstrates the government’s commitment to public transport in South East Queensland.

In February 2016, a new maintenance facility at Wulkuraka opened to cater for the new trains. That same month, the first NGR train arrived in South East Queensland to commence testing. The first train is expected to begin service on the South East Queensland passenger rail network in the second half of 2016. The remaining NGR fleet will be progressively rolled out onto the network until late 2018.

The Department of Transport and Main Roads is overseeing the delivery and management of the contract with Qtectic.

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Capital Statement 2016-17

Queensland Schools project

The $1.380 billion Queensland Schools project will see a number of secondary and primary schools built to cater for South East Queensland’s growing population. The schools will cater for around 10,000 students, 500 teachers and 130 non-teaching staff. Plenary Schools consortium was appointed to design, construct, partially finance, commission, maintain and provide facilities management services for the schools for a period of 25 years after completion of the final school.

Six schools have already been delivered: Burpengary State Secondary College and Pimpana State Primary College opened for the start of the 2015 academic year; Pallara State School, Bellmere State School, Deebing Heights State School and Griffin State School opened for the start of the 2016 academic year. A further three primary schools at Redbank Plains, Caboolture North and Bellbird Park will be delivered for the 2017 school year.

Education Queensland is overseeing the delivery and management of the contract with Plenary Schools consortium.

1 William Street

1 William Street (1WS) was a decision taken by the former government in 2012-13.

The 1WS building and integrated fitout are expected to reach practical completion by late September 2016. Building developer CBus has created at least 1,000 construction jobs during the project. Local industry participation has been a feature of construction, with more than $320 million of construction materials and services purchased from south east Queensland suppliers and 21 indigenous workers employed on the construction site.

All Queensland Government ministers, most directors-general and more than 5,000 government employees will relocate to 1WS from September to December 2016.

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Capital Statement 2016-17

2.4	2016-17 Highlights

This section provides an overview of major capital projects by agency.

2.4.1	Education and Training

The Education and Training portfolio will make capital purchases of $552.3 million in 2016-17. This includes $460.3 million for the construction and refurbishment of school educational facilities, Early Childhood Education and Care services and training assets. The department will make capital grant payments of $92.7 million to other organisations.

Highlights of the department’s capital program include:

•	$115.3 million to undertake new stages for four recently opened schools and provide additional classrooms at existing schools in growth areas throughout the State.

•	$57.6 million as part of the $147.3 million total funding over five years to commence construction of three new primary schools in the high growth areas of Caloundra, Coomera and Yarrabilba (Logan).

•	$73.5 million to replace and enhance facilities at existing schools.

•	$19.3 million as part of $22.5 million to complete construction of a new special school in Cairns.

•	$19 million as part of $45 million in total funding to commence construction of the new primary school in North-West Townsville.

•	$92.7 million in capital grants provided to the Non-State School sector.

2.4.2	Energy and Water Supply

The Energy and Water Supply portfolio capital program for 2016-17 is $2.184 billion. The capital works program supports the Government commitment to deliver cost effective, safe, secure and reliable energy and water supply.

Highlights of the portfolio’s capital program include:

•	Ergon Energy Corporation Limited and Energex Limited have a combined capital program for 2016-17 of $1.492 billion. This program will be primarily directed towards improving safety and reliability.

•	The capital spend for CS Energy Limited and Stanwell Corporation is $267.7 million, primarily focused on maintaining existing plant and operations. This includes $48.2 million for improvements to CS Energy’s Callide Power Stations and $50.5 million for Stanwell Power Station projects.

•	Powerlink Queensland’s capital program is $214 million, including $10.5 million for the refit works on the Collinsville to Proserpine Inland Transmission Line and $9.2 million to continue works to replace the Mackay substation.

28

Capital Statement 2016-17

•	SunWater’s planned capital purchases for 2016-17 are $48.7 million. This spend will include a focus on the continuation of a reliable bulk water supply for regional Queensland and ensuring SunWater’s dams are enhanced to meet the extreme weather events that the State can experience.

•	Gladstone Area Water Board and Mount Isa Water Board have a capital program of $48.8 million, primarily focused on continuing effective and safe operation of the Water Boards’ property, plant and equipment.

•	Capital purchases for Seqwater in 2016-17 are $112.5 million focused on the continuation of a safe, secure and reliable water supply for South East Queensland.

2.4.4	Health

The total capital purchases in 2016-17 for the health portfolio is $1.417 billion. The focus for 2016-17 includes investment in health infrastructure, capital works and purchases across a broad range of areas including hospitals, ambulance stations and vehicles, health technology, research and scientific services, mental health services, staff accommodation and information and communication technology.

Highlights of the 2016-17 capital program for Queensland Health include:

•	$20 million of $230 million over five years to 2020-21 for the Advancing Queensland’s Health Infrastructure Program. The program will facilitate essential upgrades to health facilities and supporting infrastructure across Queensland, including repurposing of the Nambour General Hospital, redevelopment of the Atherton Hospital emergency department and operating theatres and redevelopment of the Thursday Island Hospital. The program will also support the development of a new health precinct for the southern corridor of Cairns and short term carpark solutions at Caboolture and Logan Hospitals. This funding includes business case development for carparks in regional Queensland, including Rockhampton Hospital carpark.

•	$167 million of direct capital purchases to prepare the Sunshine Coast University Hospital and the Sunshine Coast Health Institute at Kawana for opening in April 2017 and $460 million recognition of acquisition of finance lease. At an estimated total cost of $1.872 billion and delivered as a public private partnership, this facility will be the first tertiary hospital to be built at the Sunshine Coast.

•	$80 million under the Priority Capital Program to be distributed across Hospital and Health Services and Health Support Queensland for a range of capital works projects to enhance, refurbish or replace existing infrastructure and to sustain and improve business and service level continuity.

•	$60.3 million to finalise a number of major projects where construction is largely complete, including: Cairns Hospital, Lady Cilento Children’s Hospital, Centre for Children’s Health Research, Mackay Base Hospital, Rockhampton Hospital, Alpha Co-located health and emergency services precinct, and Gold Coast University Hospital.

•	$27.9 million as part of the $180 million Enhancing Regional Hospitals Program for upgrades at the Hervey Bay and Gladstone Emergency Departments, Caloundra Health Service and Roma Hospital.

29

Capital Statement 2016-17

•	$15.5 million to complete the $334 million Townsville Hospital Expansion, a project co-funded by the Queensland and Australian Governments. Funding this year will deliver new clinical education facilities, additional car parking, and a number of mechanical and service upgrades to support the expansion.

2.4.5	Transport and Main Roads

In 2016-17, the total capital program for the Transport and Main Roads portfolio is forecast to be

$4.388 billion including total capital grants of $334.5 million. The Transport and Main Roads portfolio includes the Department of Transport and Main Roads, Queensland Rail, Far North Queensland Ports Corporation Limited, Gladstone Ports Corporation Limited, North Queensland Bulk Ports Corporation Limited, Port of Townsville Limited, RoadTek and the Gold Coast Waterways Authority.

Roads and public transport infrastructure

Highlights of the 2016-17 roads and public transport infrastructure program include:

•	$417.9 million towards the delivery of 75 new six car sets over the next five years, and construction of a new maintenance centre at Wulkuraka, and services over a 32 year period, at a total cost of $4.156 billion.

•	$399.9 million to construct the Toowoomba Second Range Crossing, providing a bypass route to the north of Toowoomba, from the Warrego Highway at Helidon to the Gore Highway at Athol, at a total cost of $1.606 billion, in partnership with the Australian Government.

•	$250 million towards widening the Gateway Motorway North to six lanes, between Nudgee and Bracken Ridge, at a total cost of $1.143 billion, in partnership with the Australian Government.

•	$94.5 million to extend the Gold Coast Light Rail system from the Gold Coast University Hospital to the Helensvale Rail Station, at a total cost of $420 million, in partnership with the Australian Government and Gold Coast City Council.

•	$84 million to construct a four lane realignment of the Bruce Highway from Traveston Road and Keefton Road, Gympie, Cooroy to Curra (Section C), at a total cost of $384.2 million, in partnership with the Australian Government.

Rail and Ports

The Rail and Ports 2016-17 capital program totals capital purchases of $898 million. Highlights of this program include:

Queensland Rail:

•	$104.4 million to continue the duplication of the Gold Coast line between Coomera and Helensvale, at a total cost of $163.2 million.

•	$70.5 million for the replacement, renewal and upgrade of rail traction overhead and signalling in the South East Queensland network.

•	$40 million for replacement, renewal and upgrade of rail bridges and tunnels in the Regional network.

30

Capital Statement 2016-17

•	$32.4 million to introduce efficiencies to rail operations between Brisbane and Toowoomba through track and tunnel upgrades, at a total cost of $34.3 million.

Far North Queensland Ports Corporation Limited - as part of a $7.9 million capital program, $2.6 million will be provided to continue the extension of the Cairns boardwalk and foreshore promenade and $2.1 million to continue the development of the Tingira Street Precinct in Cairns, at a total cost of $32.5 million.

Gladstone Ports Corporation Limited - as part of an ongoing $75.5 million capital program, $44.1 million towards continuing upgrades at the RG Tanna Coal Terminal at the Port of Gladstone, at a total cost of $74.9 million. $12.2 million will also be spent to continue the Channel Duplication investigation, East Shores Parkland expansion and other minor Port Services projects, at a total cost of $38.8 million.

North Queensland Bulk Ports Corporation Limited - as part of a $29.5 million capital program, $5.4 million is allocated in 2016-17 to renew Wharf 4 and 5 at the Port of Mackay to support trade growth, at a total cost of $8.4 million.

Port of Townsville Limited - as part of a $37.2 million capital program, $26 million is allocated towards the redevelopment of the Berth 4 facility, at a total cost of $40.5 million.

2.4.6	Gold Coast 2018 Commonwealth Games Infrastructure

In 2016-17, the total capital program for the Gold Coast 2018 Commonwealth Games is forecast to be $118.8 million including capital grants.

Highlights of the 2016-17 Gold Coast 2018 Commonwealth Games infrastructure program include the following:

•	$23.8 million for continuing works on the Commonwealth Games Village.

•	Capital grants of $83.3 million for the construction of Gold Coast 2018 Commonwealth Games venues including:

•	$44.5 million for the Carrara Precinct including Carrara Indoor Stadium, Carrara Southern Precinct and Carrara Sports and Leisure Centre for wrestling and badminton facilities.

•	$14.8 million for the Belmont Shooting Centre for clay target, full bore, pistol and small bore shooting.

•	$8.9 million for the Gold Coast Hockey Centre.

31

Capital Statement 2016-17

3	Capital outlays by entity

ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS

Department of Aboriginal and Torres Strait Islander Partnerships

Total capital purchases for the Department of Aboriginal and Torres Strait Islander Partnerships are estimated to be $3.8 million in 2016-17. Total capital grants for the department are estimated to be $11.9 million in 2016-17.

Program Highlights (Property, Plant and Equipment)

•	$3 million towards land acquisitions related to the Cape York Tenure Resolution Program.

•	$350,000 for plant and equipment replacement in the Retail Stores.

•	$470,000 for other property, plant and equipment.

Program Highlights (Capital Grants)

•	$11.9 million for programs to develop land infrastructure and subdivisions for social housing in remote and discrete Indigenous communities.

Aboriginal and Torres Strait Islander Partnerships
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS

Property, Plant and Equipment
Cape York Tenure Resolution Program land acquisitions	315	3,000		3,000
Retail Stores property, plant and equipment replacement	Various			350	Ongoing
Other property, plant and equipment	Various			470	Ongoing

Total Property, Plant and Equipment				3,820

32

Capital Statement 2016-17

Aboriginal and Torres Strait Islander Partnerships
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000

Capital Grants
Indigenous land and infrastructure programs	Various	87,250	75,312	11,938

Total Capital Grants				11,938

TOTAL ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS (PPE)				3,820

TOTAL ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS (CG)				11,938

33

Capital Statement 2016-17

AGRICULTURE AND FISHERIES

Total capital purchases and grants for the Agriculture and Fisheries portfolio including statutory bodies reporting to the Minister for Agriculture and Fisheries are $25.2 million for 2016-17.

Department of Agriculture and Fisheries

Capital purchases and grants for the Department of Agriculture and Fisheries (DAF) in 2016-17 are $19.3 million. The department’s capital program is focused on developing and upgrading research facilities to deliver outcomes for agriculture, biosecurity, fisheries and forestry.
DAF has facilities located throughout rural and regional Queensland. These require continual minor works, mechanical items and plant and equipment upgrades to keep them operating effectively.

Program Highlights (Property, Plant and Equipment)

•	$4.4 million is allocated to continue upgrades of the department’s research and operational facilities through the Research Facilities Development, Scientific Equipment and Minor Works programs.

•	$2.3 million is provided for the upgrade and refurbishment of existing facilities at Toowoomba, which will enhance service delivery and improve operational efficiencies.

•	$1.8 million is allocated to provide new and replacement heavy plant and equipment including trucks, tractors, irrigators, all-terrain vehicles and other machinery.

•	$800,000 is provided to continue replacement of vessels and marine equipment for fisheries research and regulatory functions.

•	$687,000 is allocated for upgrades and additional infrastructure at the Hermitage Research Facility to bring the facility to current industry standard for delivery of quality grains crop research outcomes.

Program Highlights (Capital Grants)

•	$1.5 million is provided as a Capital Grant to the Royal Society for the Prevention of Cruelty to Animals (RSPCA) Queensland for facility upgrades in Cairns and Townsville.

•	$1 million is provided as a capital funding contribution for the purchase of a research property in partnership with the Grains Research and Development Corporation to contribute to the national research and development frameworks in the grain and cropping sector.

34

Capital Statement 2016-17

Queensland Agricultural Training Colleges

Capital purchases for the Queensland Agricultural Training Colleges are $2.6 million in 2016-17. The capital program is focused on upgrading infrastructure at the Longreach Pastoral College and the Emerald Agricultural College to meet relevant legislative workplace health and safety requirements and current building code compliance, and to support business growth initiatives.

QRAA

QRAA’s capital expenditure of $3.3 million in 2016-17 will be used primarily for computer hardware and software upgrades.

Agriculture and Fisheries
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF AGRICULTURE AND FISHERIES

Property, Plant and Equipment
Upgrade and Refurbishment of Existing Facilities	317	7,350		2,300	5,050
Hermitage Research Facility Upgrade	307	2,000	1,313	687
Computer Equipment	305			4,965	Ongoing
Heavy Plant and Equipment	Various			1,800	Ongoing
Scientific Equipment	Various			1,700	Ongoing
Minor Works	Various			1,700	Ongoing
Research Facilities Development	Various			1,000	Ongoing
Vessels and Marine Equipment	Various			800	Ongoing
Software Purchases and Development	305			800	Ongoing
Livestock Purchases	Various			450	Ongoing
Other Property, Plant and Equipment	Various			587	Ongoing

Total Property, Plant and Equipment				16,789

Capital Grants
RSPCA Capital Grant	Various	3,000		1,500	1,500
Grains Research and Development Capital Grant	307	5,500	4,500	1,000

Total Capital Grants				2,500

35

Capital Statement 2016-17

Agriculture and Fisheries
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000

QUEENSLAND AGRICULTURAL TRAINING COLLEGES

Property, Plant and Equipment
Longreach Pastoral College Building and Infrastructure upgrades	315	1,029		1,029
Emerald Agricultural College Buildings and Upgrades	308	1,095		1,095
Plant and Equipment (including IT Upgrades)	Various			329	Ongoing
Major Plant and Equipment	Various			177	Ongoing

Total Property, Plant and Equipment				2,630

QRAA

Property, Plant and Equipment
Computer Software	305	2,917		2,917
Other Plant & Equipment	305			350	Ongoing

Total Property, Plant and Equipment				3,267

TOTAL AGRICULTURE AND FISHERIES (PPE)				22,686

TOTAL AGRICULTURE AND FISHERIES (CG)				2,500

36

Capital Statement 2016-17

COMMUNITIES, CHILD SAFETY AND DISABILITY SERVICES

The capital works program for the Department of Communities, Child Safety and Disability Services is $32.7 million in 2016-17. Total capital grants for the portfolio will be $10.6 million. These funds provide for integrated community services and strengthen and protect the well-being of Queenslanders, particularly those who are vulnerable and most in need.

Program Highlights (Property, Plant and Equipment)

•	$5.2 million to continue infrastructure upgrades, rectification works, and construct purpose built accommodation as part of a targeted response for people with an intellectual and/or cognitive disability who exhibit severely challenging behaviours.

•	$6.4 million to continue the maintenance and upgrade program for multipurpose and neighbourhood centres, including $2.3 million to establish or upgrade neighbourhood centres in Inala and East Murgon, $600,000 to upgrade existing facilities in Mackay and $3.5 million for building upgrades, rectifications and compliance works.

•	$330,000 to upgrade the Arthur Petersen Diversionary Centre in Mount Isa.

•	$9.8 million has been allocated for enhancements to various existing information systems and ICT programs associated with grants management, documents and records management, reporting and business intelligence, community recovery and Supporting Families Changing Futures. These enhancements and programs will provide additional system functionality, information security, improved service delivery and business efficiencies.

Program Highlights (Capital Grants)

•	$4.9 million to continue the Elderly Parent Carer Innovation Initiative which is aimed at assisting elderly parent carers to secure accommodation for their adult son or daughter with a disability when they can no longer care for them. This program has invested in projects to create new living arrangements that include use of accessible housing designs and assistive technologies to enable adults with disability to live a rich and valued life in their communities.

•	$5.7 million to provide supported accommodation including $3.3 million to build or purchase supported accommodation for people with disability living in inappropriate settings and $2.4 million for people with high and complex needs providing safe and sustainable long term accommodation in Townsville, Cairns and Brisbane.

37

Capital Statement 2016-17

Communities, Child Safety and Disability Services
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF COMMUNITIES, CHILD SAFETY AND DISABILITY SERVICES

Property, Plant and Equipment
Child and Family Services
Mornington Island Women’s Resource Centre	315	3,076	2,791	285
Child Safe House - Torres Strait	315	1,061	881	180
Residential Care	Various			238	Ongoing

Sub-total Child and Family Services				703

Disability Services
Infrastructure Program	Various			2,000	Ongoing
General Upgrade	Various			917	Ongoing
Rectification Work	Various			2,300	Ongoing

Sub-total Disability Services				5,217

Community Services
Inala Community Centre Replacement	310	3,500		1,200	2,300
East Murgon Neighbourhood Centre Replacement	319	2,600		1,050	1,550
Mackay Neighbourhood Centre Renewal	312	1,200		200	1,000
Mackay Women’s Community Centre Upgrade	312	400		400
Arthur Petersen Diversionary Centre	315	330		330
General Upgrades	Various			3,500	Ongoing

Sub-total Community Services				6,680

Other Property Plant and Equipment
Information Systems Enhancements	Various			9,751	Ongoing
Office Accommodation	Various			2,676	Ongoing

38

Capital Statement 2016-17

Communities, Child Safety and Disability Services
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Other Property, Plant and Equipment	Various			7,661	Ongoing

Sub-total Other Property Plant and Equipment				20,088

Total Property, Plant and Equipment				32,688

Capital Grants

Disability Services
Elderly Parent Carer Innovation Initiative
Brisbane East	301	1,431	588	843
Brisbane North	302	1,824	750	1,074
Brisbane West	304	1,274	523	751
Sunshine Coast	316	1,000		1,000
Cairns	306	2,000	1,200	800
Toowoomba	317	438		438

Sub-total Elderly Parent Carer Innovation Initiative				4,906

Supported Accommodation
Wide Bay	319	2,226	1,341	885
Logan-Beaudesert, Fitzroy and Darling Downs-Maranoa	Various	2,670	1,227	1,443
Townsville	318	1,400	256	1,144
Cairns	306	1,922	519	1,403
Brisbane North	302	800		800

Sub-total Supported Accommodation				5,675

Total Capital Grants				10,581

TOTAL COMMUNITIES, CHILD SAFETY AND DISABILITY SERVICES (PPE)				32,688

TOTAL COMMUNITIES, CHILD SAFETY AND DISABILITY SERVICES (CG)				10,581

39

Capital Statement 2016-17

EDUCATION AND TRAINING

Total capital purchases for the Education and Training portfolio (including the Department of Education and Training and related entities) are $552.3 million in 2016-17. Total capital grants for the portfolio are $92.7 million in 2016-17.

Department of Education and Training

The 2016-17 capital purchases of $508.8 million includes the capital works program of $460.3 million for the construction and refurbishment of school educational facilities, Early Childhood Education and Care services and training assets. This includes $100.9 million (including a finance lease component of $53.2 million) in 2016-17 allocated to the $1.380 billion Queensland Schools Public Private Partnerships project for 10 new schools in South East Queensland.

Capital works planning targets Government priorities and needs through consideration of population growth and shifts, changes in educational needs and addressing high priority needs for student and staff health and safety.

Program Highlights (Property, Plant and Equipment)

•	$57.6 million as part of the $147.3 million total funding over five years to commence construction of three new primary schools in the high growth areas of Caloundra South, Coomera and Yarrabilba (Logan).

•	$19 million as part of $45 million in total funding (excluding an expense component of $5 million) to commence construction of the new primary school in North-West Townsville.

•	$19.3 million as part of $22.5 million (excluding an expense component of $2.5 million) to complete construction of a new special school in Cairns.

•	$115.3 million to undertake new stages for four recently opened schools and provide additional classrooms at existing schools in growth areas throughout the State.

•	$73.5 million to replace and enhance facilities at existing schools.

•	$1.8 million to commence construction of an integrated Early Years Service at Capalaba State College.

•	$3.2 million to continue refurbishment and enhancement of existing Early Childhood Education and Care facilities.

•	$17.3 million for the renewal and growth of Queensland’s training assets required for delivery of priority skills training that supports workforce and economic development.

40

Capital Statement 2016-17

Program Highlights (Capital Grants)

•	$92.7 million is provided in 2016-17 to the Non-State Schooling sector.

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF EDUCATION AND TRAINING
KEY TO ABBREVIATIONS
PPP - Public Private Partnership

Property, Plant and Equipment
Education Capital Works Program
Bulimba State School - Additional classrooms	305	6,860	1,180	5,680
Caboolture Special School - Additional classrooms	313	6,370	147	490	5,733
Cairns West State School - Additional classrooms	306	3,920		490	3,430
Calamvale Special School - Additional classrooms	303	4,894	721	4,173
Calliope State School - Additional classrooms	308	6,370	805	5,565
Caningeraba State School - Additional classrooms	309	3,920		490	3,430
Cannonvale State School - Additional classrooms	312	4,975	1,251	3,724
Centenary Heights State High School - Additional classrooms	317	10,290		490	9,800
Claremont Special School - Additional classrooms	310	10,065	186	4,521	5,358
Coolum State High School - Additional classrooms	316	4,900	98	3,136	1,666
Crestmead State School - Additional classrooms	311	5,096	98	490	4,508
Currimundi Special School - Additional classrooms	316	7,012	209	6,803
Eimeo Road State School - Additional classrooms	312	6,909		323	6,586
Emu Park State School - Additional classrooms	308	2,678	2,139	539
Gladstone State High School - Additional classrooms	308	3,920		490	3,430

41

Capital Statement 2016-17

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Goodna State School - Additional classrooms	310	4,704		490	4,214
Gympie Special School - Additional classrooms	319	7,840		490	7,350
Highland Reserve State School - Additional classrooms	309	5,096	98	4,998
Ipswich West Special School - Additional classrooms	310	5,684	49	588	5,047
Ironside State School - Additional classrooms	304	6,860	1,077	5,783
Kelvin Grove State College - Additional classrooms	305	7,840	725	7,115
Kruger State School - Additional classrooms	310	2,901	2,490	411
Logan Village State School - Additional classrooms	311	3,685	588	3,097
Mackay District Special School - Additional classrooms	312	4,580	1,059	3,521
Mango Hill State School - Additional classrooms	314	4,050	3,171	879
Mango Hill State School - Additional classrooms	314	6,860		490	6,370
Meridan State College - Additional classrooms	316	4,900		490	4,410
Murrumba State Secondary College - Additional classrooms	314	3,214		3,214
Nambour Special School - Additional classrooms	316	4,900		343	4,557
New Farm State School - Additional classrooms	305	3,724	98	735	2,891
North Lakes State College - Additional classrooms	314	14,700	98	735	13,867
Pimpama State School - Additional classrooms	309	2,731	2,343	388
Pine Rivers Special School - Additional classrooms	314	3,790	3,103	687
Rockhampton Special School - Additional classrooms	308	3,675		490	3,185
Southport Special School - Additional classrooms	309	5,880	294	5,586

42

Capital Statement 2016-17

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Tamborine Mountain State High School - Additional classrooms	309	1,568	10	1,558
Townsville Community Learning Centre - A State Special School - Additional classrooms	318	3,920	1,945	1,975
Tropical North Learning Academy - Trinity Beach State School - Additional classrooms	306	6,860	1,448	5,412
West End State School - Additional classrooms	305	10,534	382	4,439	5,713
Highfields State Secondary College - Stage 2	317	9,503	1,427	8,076
Pimpama State Secondary College - Stage 3	309	8,626	4,216	4,410
Springfield Central State High School - Stage 3	310	13,150	5,097	8,053
Springfield Central State School - Stage 3	310	4,833	1,364	3,469
Enoggera State School - New Performing Arts facility	304	2,678		2,678
Warwick State High School - New and replacement amenities	307	680	85	595
Cairns Special School - New School	306	22,501	3,191	19,310
New primary school in Yarrabilba	311	50,220		62	50,158
New primary school in Coomera	309	50,476		29,308	21,168
New primary school in Caloundra South	316	46,649		28,227	18,422
New Primary School in Burdell (Townsville)	318	45,000	6,570	18,972	19,458
South East Region office accommodation - Hope Island	309	2,576		2,576
Metropolitan Region office refurbishment - Mt Gravatt	303	1,523		1,523
Additional Year 7 Transition Projects	Various			1,613	Ongoing
General and Minor Works	Various			73,532	Ongoing
Land Acquisition	Various			5,000	Ongoing
Schools Subsidy Scheme	Various			4,600	Ongoing
New QLD Schools PPP	Various			100,896	Ongoing

43

Capital Statement 2016-17

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
School Infrastructure Enhancement capital contribution	Various			33,000	Ongoing
Trades Skills Centres	Various			568	Ongoing

Sub-total Education Capital Works Program				437,786

Early Childhood Education and Care Capital Works Program
Capalaba State College - Redland Bay Early Years Service	301	2,112	43	1,785	284
Serviceton South State School - Early Years Service	310	2,120	1,896	224
General and Minor Works	Various			791	Ongoing
Pre-Prep Outdoor Learning Environments	Various			2,442	Ongoing

Sub-total Early Childhood Education and Care Capital Works Program				5,242

Training
Training assets - renewal and growth	Various			17,250	Ongoing

Sub-total Training				17,250

Plant and Equipment
Plant and Equipment	Various			48,519	Ongoing

Sub-total Plant and Equipment				48,519

Total Property, Plant and Equipment				508,797

Capital Grants
Education
Capital Grants	Various			92,675	Ongoing

Sub-total Education				92,675

Total Capital Grants				92,675

QUEENSLAND CURRICULUM AND ASSESSMENT AUTHORITY

Property, Plant and Equipment
Enrolments and Achievements for Senior Learners System	Various	3,496	1,211	1,225	1,060
Contact Management System	Various	2,286		1,226	1,060
Single Sign-On and Identity Management System	Various	1,611		864	747
Marker Management System	Various	1,402		752	650

44

Capital Statement 2016-17

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Assessment Endorsement System	Various	416		223	193
Other Plant and Equipment	305			40	Ongoing

Total Property, Plant and Equipment				4,330

TAFE QUEENSLAND

Property, Plant and Equipment
Plant and equipment replacement	Various			15,000	Ongoing
Minor capital projects and acquisitions	Various			3,000	Ongoing
Product Development	Various			9,800	Ongoing
Student Management System	Various	22,234	10,855	11,379

Total Property, Plant and Equipment				39,179

TOTAL EDUCATION AND TRAINING (PPE)				552,306

TOTAL EDUCATION AND TRAINING (CG)				92,675

45

Capital Statement 2016-17

ELECTORAL COMMISSION OF QUEENSLAND

An amount of $6.3 million has been allocated in 2016-17 to replace the Commission’s Strategic Elections Management System (SEMS). This includes a deferral of $1.4 million from 2015-16 to 2016-17. A further $79,000 has been allocated for the ongoing replacement of plant and equipment.

Electoral Commission of Queensland
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
ELECTORAL COMMISSION OF QUEENSLAND

Property, Plant and Equipment
SEMS Replacement Project	305	6,306		6,306
Plant & Equipment	305			79	Ongoing

Total Property, Plant and Equipment				6,385

TOTAL ELECTORAL COMMISSION OF QUEENSLAND (PPE)				6,385

46

Capital Statement 2016-17

ENERGY AND WATER SUPPLY

The Energy and Water Supply portfolio includes the Department of Energy and Water Supply, statutory bodies reporting to the Minister for Energy, Biofuels and Water Supply, and energy and water supply government-owned corporations. The portfolio capital program for 2016-17 is $2.184 billion. The capital works program supports the Government commitment to deliver cost effective, safe, secure and reliable energy and water supply.

CS Energy Limited

A $77.9 million capital expenditure program is planned for 2016-17. This reflects the continued commitment to ongoing reliability and efficiency of the generation plant at its Queensland power station sites.

Program Highlights (Property, Plant and Equipment):

•	$48.2 million for improvements to the Callide Power Stations including $36.6 million for overhaul work.

•	$7.2 million for improvements to the Kogan Creek Power Station including $700,000 for overhaul work.

•	$6.4 million for Kogan Creek mine projects.

•	$11.8 million for improvements to the Wivenhoe Power Station including $10.9 million for overhaul work.

•	$4.3 million for Corporate Capital costs primarily for Information Communication and Technology (ICT) projects.

Stanwell Corporation Limited

Stanwell Corporation’s planned capital purchases for 2016-17 are $189.8 million, which primarily relates to maintaining operations at the various Queensland power station sites. This reflects the continued commitment to ongoing reliability and efficiency of generation.

Program Highlights (Property, Plant and Equipment):

•	$19.6 million for Tarong Power Stations major overhaul on Tarong Unit 1.

•	$63.4 million for Meandu Mine projects including $17.7 million for Coal Handling Preparation Plant replacements and upgrades, $14.5 million for the mine Truck and Shovel Replacement Program and $7.4 million for the Mine Development Program.

47

Capital Statement 2016-17

•	$50.5 million for Stanwell Power Station projects including $26.4 million for the major overhaul of Unit 2, $15.7 million for the upgrade of the Control System and $8.5 million for the Unit Cooling Water Mid Life Condenser Re-tube.

•	$9.3 million for Mica Creek Power Station projects including $5.3 million for other sustaining projects and $4 million for the C2 Unit overhaul.

•	$3.8 million for Stanwell’s Hydro Power Stations including $2.9 million for Kareeya Power Station.

•	$7 million for Swanbank Power Station including $5.5 million for other sustaining projects and $1.5 million for overhaul work to return the unit to service.

•	$8.4 million for Information Technology Outlays including $7.6 million for hardware and software upgrades and $800,000 for other ICT capital projects.

•	$6.9 million for Enterprise Program of Works.

•	$13.9 million for Site Sustaining Capital Outlays for replacement, refurbishment and upgrades to assets across multiple sites.

•	$5 million for the Gas Supply Strategy Capital Outlays.

•	$1.2 million for Energy Trading and Commercial Strategy Software Development Outlays.

•	$643,000 for Other Corporate Sustaining Capital Outlays.

Energex Limited

Energex has a capital program of $705.3 million as part of its commitment to providing a safe, secure and highly reliable, cost effective electricity delivery to its customers. The capital program aims to improve and reinforce electricity supplies across South East Queensland, especially to meet peak electricity demand periods, and to support the increased use of residential solar power, storage batteries and electric vehicles and lifestyle-enhancing appliances, such as air-conditioners.

Included in the program is:

•	Electricity upgrades to support commercial infrastructure expansion in regions including Brisbane, Ipswich, Logan, Redlands and the Gold and Sunshine Coasts.

•	Important electricity upgrades in growing areas in Brisbane’s northern, southern and western gateways and to improve and reinforce electricity supply across South East Queensland.

48

Capital Statement 2016-17

The regulated electricity capital expenditure program for 2016-17 is $628.1 million. A further $77.2 million is allocated for non-system and unregulated capital programs including vehicles, building, ICT software and hardware.

The capital expenditure program is subject to on-going review to ensure it represents a prudent and efficient program to meet customer and demand forecasts and is subject to change.

Program Highlights (Property, Plant and Equipment):

The capital works program for 2016-17 will contribute to the maintenance of a high level of reliability of electricity distribution and includes the following projects:

•	$6.7 million to continue work on the multi-stage SunCoast Sub-transmission powerline project to increase network capacity and improve reliability. The total cost of the project is $87.3 million.

•	$3.7 million to continue work on the Loganlea to Jimboomba high-voltage Sub-transmission project in the southern Logan-northern Scenic Rim area to increase network capacity and improve reliability. The total estimated cost of the project is $63 million.

•	$1.1 million to continue the upgrade of the Sunnybank Substation to improve network performance. The total estimated cost of the project is $8.7 million.

•	$3.2 million to continue the redevelopment of the Beaudesert Substation to increase network capacity and improve reliability. The total estimated cost of the project is $12.7 million.

•	$7.1 million to upgrade the Palm Beach Substation to improve network performance. The total estimated cost of the project is $12.2 million.

•	$4.8 million to upgrade the Nudgee Substation to improve network performance. The total estimated cost of the project is $8.6 million.

•	$5.1 million to upgrade the Caboolture West Substation to improve network performance. The total estimated cost of the project is $10 million.

•	$1.6 million to upgrade the Amamoor Substation to improve network performance. The total estimated cost of the project is $2.2 million.

•	$5.8 million to upgrade the Deception Bay Substation to improve network performance. The total estimated cost of the project is $7.3 million.

•	$1.1 million to upgrade the Grantham Substation to improve network performance. The total estimated cost of the project is $3.1 million.

49

Capital Statement 2016-17

•	$1.3 million to upgrade power supplies between the South Pine and Hays Inlet Substations to improve network reliability. The total estimated cost of the project is $4.5 million.

•	$2.6 million to upgrade the Miami Substation to improve network performance. The total estimated cost of the project is $2.9 million.

•	$1.6 million to upgrade the Bromelton Substation to improve network performance. The total estimated cost of the project is $2.4 million.

•	$1.7 million to upgrade the Lawnton Substation to improve network performance. The total estimated cost of the project is $3 million.

•	$1.7 million to upgrade the Lytton Substation to improve network performance. The total estimated cost of the project is $2.5 million.

•	$1.1 million to upgrade the Salisbury Substation to improve network performance. The total estimated cost of the project is $8.1 million.

Ergon Energy Corporation Limited

Ergon Energy Corporation Limited’s capital expenditure for 2016-17 of $787.1 million includes investments primarily related to providing a safe and reliable electricity supply that is both cost effective and dependable for customers by continuing a focus on efficiencies, asset management and network capability.

Program Highlights (Property, Plant and Equipment)

•	$17 million for 2016-17 for the $23.5 million project to upgrade radio communications between Mackay and Maryborough.

•	$11.1 million for 2016-17 for the $17.9 million project for a power station upgrade on Palm Island.

•	$2 million for 2016-17 for the $18.7 million project for redeveloping the Gladstone South zone Substation.

•	$8.2 million for 2016-17 for the $40.5 million project for Battery Storage Network Development (GUSS-Grid Utility Support Systems).

Powerlink Queensland

Powerlink Queensland is the high voltage electricity transmission entity for Queensland. Powerlink’s budgeted capital expenditure for 2016-17 is $214 million and includes the following program highlights.

50

Capital Statement 2016-17

Program Highlights (Property, Plant and Equipment)

•	$10.5 million has been provided in 2016-17 for refit works on the Collinsville to Proserpine Inland Transmission Line. The project is due for completion in 2018-19.

•	$9.3 million has been provided in 2016-17 for the replacement of Secondary Systems used for controlling high voltage operations at the Rocklea Substation. The project is due for completion in 2017-18.

•	$9.2 million has been provided in 2016-17 to continue works to replace the Mackay Substation, due for completion in 2017-18. The project will maintain a reliable supply of high voltage electricity to the Mackay area.

•	$5.9 million has been provided in 2016-17 to continue works associated with the full replacement of Secondary Systems used for controlling high voltage operations at Calvale & Callide B Substations in Central Queensland. The project is due for completion in 2020-21.

•	$5.2 million has been provided in 2016-17 to continue works associated with replacement of iPass Secondary Systems assets used for monitoring and controlling high voltage operations at the Braemar Substation. The project is due for completion in 2016-17, with some post-commissioning costs to be incurred in 2017-18.

•	$4.6 million has been provided in 2016-17 to continue works associated with replacement of iPass Secondary Systems assets used for monitoring and controlling high voltage operations at Blackwall Substation. The project is due for completion in 2017-18.

•	$4 million has been provided in 2016-17 for the replacement of assets at Moura Substation (switchyard), due for completion in 2017-18. The replacement of aged substation assets ensures the ongoing reliable supply of high voltage electricity in this region.

•	$3.2 million has been provided in 2016-17 to continue works associated with the replacement of Secondary Systems used for controlling high voltage operations at Ross Substation in North Queensland. The project is due for completion in 2017-18.

•	$1.9 million has been provided in 2016-17 for works associated with the replacement of the 275/132kV No. 2 Transformer at the Nebo Substation. The project is due for completion in 2017-18.

51

Capital Statement 2016-17

•	$1.8 million has been provided in 2016-17 for works associated with the replacement of Secondary Systems used for controlling high voltage operations at the Stanwell Substation in Central Queensland. The project is due for completion in 2018-19.

•	$1.1 million has been provided in 2016-17 to undertake the Nebo Primary Plant replacement, due for completion in 2019-20. The replacement of the Primary Plant ensures the ongoing reliable supply of high voltage electricity in this region.

SunWater Limited

SunWater’s planned capital purchases for 2016-17 are $48.7 million. This spend will include a focus on the continuation of a reliable bulk water supply for regional Queensland and ensuring SunWater’s dams are enhanced to meet the extreme weather events that the State can experience.

Program Highlights (Property, Plant and Equipment)

•	$18.6 million for improvement works at Paradise Dam with planned construction to further strengthen the dam spillway to withstand extreme weather events.

•	$9.3 million for SunWater’s refurbishment and enhancement annual program of works to repair, maintain, renew and enhance existing water infrastructure assets and water supply schemes across regional Queensland.

•	$7.1 million for Burdekin Falls Dam Safety Improvement Project to improve the efficiency of existing drains in the spillway and install additional drains and enhance the anchoring of the rock foundation.

•	$5.3 million for Emergency Management Response Plan associated with the establishment of SunWater’s dedicated flood control room, including specific computer and communication systems fit out and associated software.

•	$1 million for Feasibility Studies for investigation into the:

Lower Fitzroy River Infrastructure Project involving the proposed construction of weirs on the Fitzroy River to help meet future water demand from urban populations, industry and agriculture in Rockhampton, Gladstone and the Capricorn Coast. Feasibility works include an Environmental Impact Assessment and Water Infrastructure Strategy Report; and

Nathan Dam and Pipelines Project involving the proposed construction of water storage and pipeline infrastructure to provide reliable water for agriculture, industry and urban populations in the Surat Coal Basin and the Dawson-Callide region, and potentially address critical water supply needs in the Lower Fitzroy. Feasibility works include an Environmental Impact Assessment.

52

Capital Statement 2016-17

•	$7.4 million for the renewal and replacement of computer equipment and security enhancements to SunWater’s business and data (flood/water level monitoring) networks. Plant and Equipment, which includes capital expenditures associated with equipment including vehicles, trailers, pumps and valves, required for SunWater’s operations and Minor Works (projects under $250,000).

Gladstone Area Water Board

The Gladstone Area Water Board (GAWB) has total capital projects of $40.8 million in 2016-2017. The capital program is focused on the continuing effective and safe operations of GAWB’s plant, property and equipment. The majority of projects are expected to be completed within the financial year.

Program Highlights (Property, Plant and Equipment)

•	$14.1 million for the Offline Storage and Repump Station project to build a secondary dam storage and pumping station between Awoonga Dam and Gladstone that will maintain fourteen days supply in the event of an emergency and to allow maintenance works to occur at Awoonga Dam.

•	$5.1 million to construct a system interconnection between the Gladstone and Yarwun Water Treatment Plants to provide supplementary water from Gladstone Water Treatment Plant as Yarwun Water Treatment Plant is currently running at capacity.

•	$3.5 million to replace the switchboard and variable speed drives in the high lift and low lift pump stations at the Gladstone Water Treatment Plant that have reached the end of their useful lives.

•	$1.8 million to replace the filter media in the Gladstone Water Treatment Plant to return filter performance to design capability for Plant Two.

•	$1.5 million to relocate the Fish Hatchery. GAWB is yet to determine the location of the hatchery.

Mount Isa Water Board

Total capital expenditure for the Mount Isa Water Board (MIWB) for 2016-17 is budgeted at $8 million. The capital program is focused on the continuing effective and safe operation of MIWB’s plant, property and equipment. The majority of projects are expected to be completed within the financial year.

53

Capital Statement 2016-17

Program Highlights (Property, Plant and Equipment)

•	$1.2 million to replace one transformer at George Fisher Terminal Switchyard to ensure the reliability of the power supply to Fred Haigh Pump Station, 22.6 Booster Station and North West Pipeline Company.

•	$935,000 to gain energy efficiencies in the Lake Moondarra to Mount Isa Terminal Reservoir pumping system to reduce energy consumption.

•	$850,000 to construct storage facilities to improve the handling of critical spares, chemicals, and workshop equipment.

•	$750,000 to replace pipework adjacent to Col Popple Pump Station using pipe procured in 2015-16 to ensure the reliability of water supply to Mount Isa Terminal Reservoir.

•	$688,000 to upgrade electrical equipment at Lake Moondarra Switchyard to ensure the reliability of power supply to Col Popple Pump Station, Deep Well Pump Station and the R48 reserve.

SEQWATER

Capital purchases for Seqwater in 2016-17 are $112.5 million. The capital program is focused on the continuation of a safe, secure and reliable water supply for South East Queensland, as well as providing essential flood mitigation services and managing catchment health. Seqwater has facilities located throughout South East Queensland. These require minor works and renewals, as well as upgrades and compliance driven works to ensure effective operation.

Program Highlights (Property, Plant and Equipment)

•	$7.9 million is allocated to continue the joint project being conducted with Unitywater to connect the Petrie Water Supply Zone to an alternative bulk water supply point.

•	$5.5 million is allocated to finalise the refurbishment of the Somerset Hydro-Generation Plant, which was inundated in the January 2011 floods. The refurbished plant will generate electricity from the regulated flow of water from Somerset Dam into Wivenhoe Dam.

•	$4.8 million is allocated to the Lowood Water Treatment Plant upgrade. This includes projects to address the deficiencies identified at the Lowood Water Treatment Plant to ensure improved water quality, supply reliability and regulatory compliance.

•	$4.2 million is allocated to continue the refurbishment and upgrade of 20 filters at the Mount Crosby East Bank Water Treatment Plant.

54

Capital Statement 2016-17

•	$3.6 million is allocated for the continuation of the sludge handling upgrade at North Pine Water Treatment Plant to reduce capacity constraints.

•	$1 million is allocated to continue planning works in relation to the planned Lake MacDonald Dam Safety Upgrade.

•	$800,000 is allocated in 2016-17 to continue planning for the Leslie Harrison Dam Upgrade to comply with dam safety regulations.

•	$300,000 is allocated in 2016-17 to continue planning for the upgrade proposed as a pipeline connection to the water grid to secure long-term water supply to Beaudesert.

•	$200,000 is allocated to continue planning works in relation to the planned Somerset Dam Safety Upgrade.

•	$9.3 million is allocated for the delivery of business facing systems focused on leveraging Corporate Information System, key business process improvements and renewal of ICT assets.

•	$6 million is allocated for compensation payments for land acquired for water grid projects. All payments are processed by the Office of the Coordinator-General.

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF ENERGY AND WATER SUPPLY

CS ENERGY LIMITED

Property, Plant and Equipment
Callide Site enhancements, overhauls and refurbishment	308	48,192		48,192
Kogan Creek Power Station enhancements, overhauls and refurbishment	307	7,239		7,239
Kogan Creek Mine developments and refurbishment	307	6,400		6,400
Wivenhoe Site enhancements, overhauls and refurbishment	310	11,829		11,829

55

Capital Statement 2016-17

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Upgrade of corporate information systems to support the business	305	4,288		4,288

Total Property, Plant and Equipment				77,948

STANWELL CORPORATION LIMITED

Property, Plant and Equipment
Barron Gorge Power Station
Barron Gorge Power Station Minor Works	306			568	Ongoing
Kareeya Power Station
Kareeya Power Station Minor Works	306			2,931	Ongoing
Koombooloomba Power Station
Koombooloomba Power Station Minor Works	306			105	Ongoing
Wivenhoe Power Station
Wivenhoe Power Station Minor Works	310			225	Ongoing
Meandu Mine
Meandu Mine Coal Handling Preparation Plant Replacements and Upgrades	319			17,704	Ongoing
Meandu Mine Exploration and Development	319			2,500	Ongoing
Meandu Mine Fleet Equipment Replacement	319			4,543	Ongoing
Meandu Mine Other Sustaining Projects	319			9,735	Ongoing
Meandu Mine Dragline Overhaul	319			7,000	Ongoing
Meandu Mine Truck and Shovel Replacement Program	319			14,500	Ongoing
Meandu Mine Development Program	319			7,404	Ongoing
Mica Creek Power Station
Mica Creek Power Station Other Sustaining Projects	315			5,263	Ongoing
Mica Creek Power Station Overhaul	315			4,000	Ongoing

56

Capital Statement 2016-17

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Stanwell Power Station
Stanwell Power Station Control System Upgrade	308			15,699	Ongoing
Stanwell Power Station Overhauls	308			26,355	Ongoing
Stanwell Power Station Unit Cooling Water Mid Life Condenser Retube	308			8,493	Ongoing
Swanbank Power Station
Swanbank Power Station Other Sustaining Projects	310			5,493	Ongoing
Swanbank Power Station Overhauls	310			1,450	Ongoing
Tarong Power Station
Tarong Power Station Overhauls	319			19,610	Ongoing
Other Capital Projects
Energy Trading & Commercial Strategy Software Development	Various			1,200	Ongoing
Gas Supply Strategy	Various			5,000	Ongoing
ICT Hardware and Software Upgrades	Various			7,600	Ongoing
ICT Other Capital Projects	Various			800	Ongoing
Other Capital Projects	Various			643	Ongoing
Enterprise Program of Works	Various			6,876	Ongoing
Fuel Strategy - Exploration and Evaluation	Various			147	Ongoing
Other Site Sustaining Projects	Various			13,939	Ongoing

Total Property, Plant and Equipment				189,783

ENERGEX LIMITED

Property, Plant and Equipment
Improve high voltage powerlines between Loganlea and Jimboomba	311	63,000	57,195	3,697	2,108
Improve high voltage powerlines between Palmwoods and West Maroochydore	316	87,259	15,042	6,692	65,525
Toowong Substation upgrade	305	8,570	7,474	337	759
Sunnybank Substation upgrade	303	8,703	6,689	1,113	901
Beaudesert Substation upgrade	311	12,699	9,253	3,174	272
Oxley Substation upgrade	310	2,901	1,846	832	223

57

Capital Statement 2016-17

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Palm Beach Substation upgrade	309	12,236	2,702	7,107	2,427
Nudgee Substation upgrade	302	8,632	2,616	4,828	1,188
Caboolture West Substation upgrade	313	9,980	1,259	5,087	3,634
Raceview Substation upgrade	310	2,691	1,535	909	247
Deception Bay Substation upgrade	313	7,345	830	5,816	699
Power supply upgrade between Tennyson and Sherwood Substations	Various	2,185	1,539	646
Sandgate Substation upgrade	302	3,247	2,146	782	319
Amamoor Substation upgrade	319	2,174	326	1,554	294
Grantham Substation upgrade	317	3,142	156	1,126	1,860
Power supply upgrade between South Pine and Hays Inlet Substations	Various	4,523	447	1,320	2,756
Miami Substation upgrade	309	2,883	255	2,568	60
Bromelton Substation upgrade	311	2,357	504	1,632	221
Lawnton Substation upgrade	314	2,966	170	1,691	1,105
Lytton Substation upgrade	301	2,461	68	1,669	724
Salisbury Substation upgrade	303	8,106	2,689	1,073	4,344
Network initiated capacity augmentation - Brisbane	Various	59,058		59,058
Network initiated capacity augmentation - Ipswich	310	10,415		10,415
Network initiated capacity augmentation - Wide Bay Burnett	319	1,460		1,460
Network initiated capacity augmentation - Gold Coast	309	17,147		17,147
Network initiated capacity augmentation - Sunshine Coast	316	17,353		17,353
Network initiated replacement works - Brisbane	Various	148,568		148,568
Network initiated replacement works - Ipswich	310	20,980		20,980
Network initiated replacement works - Wide Bay Burnett	319	4,048		4,048
Network initiated replacement works - Gold Coast	309	40,020		40,020
Network initiated replacement works - Sunshine Coast	316	45,818		45,818
Customer connections - Brisbane	Various	74,935		74,935
Customer connections - Ipswich	310	4,448		4,448

58

Capital Statement 2016-17

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Customer connections - Wide Bay Burnett	319	1,033		1,033
Customer connections - Gold Coast	309	9,784		9,784
Customer connections - Sunshine Coast	316	9,300		9,300
Customer initiated works - Brisbane	Various	76,365		76,365
Customer initiated works - Ipswich	310	5,919		5,919
Customer initiated works - Wide Bay Burnett	319	1,087		1,087
Customer initiated works - Gold Coast	309	16,949		16,949
Customer initiated works - Sunshine Coast	316	9,780		9,780
Vehicles	305			21,123	Ongoing
Tools & Equipment	305			8,613	Ongoing
Fleet Full Salary Sacrifice	305			1,490	Ongoing
Unregulated metering/Metering Dynamics	305			8,773	Ongoing
Property/Buildings	Various			29,072	Ongoing
Information and Communication Technologies	305			7,880	Ongoing
Embedded Generators	305			255	Ongoing

Total Property, Plant and Equipment				705,326

ERGON ENERGY CORPORATION LIMITED

Property, Plant and Equipment
Regulated Network Initiated Capital Works
Central Dalby Zone Substation Upgrade	307	26,197	25,993	204
Substation Upgrade East Warwick	307	33,348	32,976	372
New Line Construction - Ballandean	307	7,617	7,593	24
Roma Substation Transformer Upgrade	307	39,291	39,262	29
Biloela Substation Upgrade	308	8,958	8,774	184
Feeder Relocation - Boyne Island	308	7,971	2,064	5,907
Gladstone South Substation Upgrade	308	18,656	16,641	2,015
New Feeder - Tanby Substation	308	2,734	263	2,471

59

Capital Statement 2016-17

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Reinforcement of Supply to Marian South	312	13,621	13,092	529
Moranbah Substation Upgrades	312	5,260	726	3,633	901
Feeder Relocation Mica Creek	315	8,990	8,912	78
New Skid Zone Substation - Charlton	317	4,442	269	3,197	976
Substation Upgrade Jarvisfield	318	4,781	3,863	918
Communication Network Upgrades	Various	34,466	4,122	1,000	29,344
Copper Conductor Safety Replacements	Various	31,924	22,924	9,000
Distribution Feeder Augmentation Works	Various			20,291	Ongoing
Network Storage & Single Wire Earth Return Upgrades	Various	40,480	32,309	8,171
Radio Communication Safety Upgrades	Various	23,496	4,396	17,000	2,100
Other Regulated Network Initiated Capital Work	Various			325,299	Ongoing
Regulated Customer Initiated Capital Works
Other Regulated Customer Initiated Capital Work	Various			168,852	Ongoing
Regulated Non-System Capital Works
Lake Street Office Condition Upgrade	306	7,455	3,700	3,755
McLeod Street Depot Condition Upgrade	306	7,170	3,559	3,611
Garbutt Depot & Logistics Centre Redevelopment Stage 2	318	42,500	627	21,032	20,841
Other Regulated Non System Capital Expenditure	Various			103,365	Ongoing
Isolated Systems Capital Works
Solar Project - Coconut Island	315	236	20	216
Solar Project - Camooweal	315	505	5	500
Geothermal Plant - Birdsville	315	12,905	2,107	4,496	6,302
Palm Island Power Station Upgrade	318	17,893	1,719	11,050	5,124
Other Isolated Capital Work	Various			17,970	Ongoing
Related Party Capital Expenditure
Sparq Consolidation Capital Expenditure	Various			43,908	Ongoing
Unregulated Capital Works

60

Capital Statement 2016-17

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Retail Systems Capital Expenditure	Various			8,040	Ongoing

Total Property, Plant and Equipment				787,117

POWERLINK QUEENSLAND

Property, Plant and Equipment
Braemar iPASS Secondary System Replacement	307	29,200	22,708	5,190	1,302
Moura Switchyard Replacement	308	24,500	16,217	4,033	4,250
Blackwall iPASS Secondary Systems Replacement	310	33,100	24,120	4,630	4,350
Mackay Substation Replacement	312	32,300	9,460	9,226	13,614
Ross Secondary Systems Replacement	318	27,000	15,901	3,158	7,941
Rocklea Secondary Systems Replacement	303	21,100	4,866	9,270	6,964
Stanwell Substation Secondary Systems Replacement	308	19,300	15,160	1,781	2,359
Nebo 275/132kV Transformer Replacement	312	20,500	16,453	1,869	2,178
Collinsville-Proserpine Transmission Line Refit	318	34,300	652	10,493	23,155
Nebo Primary Plant Replacement	312	22,500	7,145	1,118	14,237
Calvale and Callide B Secondary Systems Replacement	308	21,800	1,170	5,921	14,709
Total Non-Prescribed Transmission Network Connections	Various			2,000	Ongoing
Total Other Projects valued less than $20 million	Various			155,165	Ongoing

Total Property, Plant and Equipment				213,854

SUNWATER LIMITED

Property, Plant and Equipment
Dam Safety Improvement Program - Paradise Dam (strengthening of monoliths D&K)	319	22,800	4,200	18,600

61

Capital Statement 2016-17

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Dam Safety Improvement Program - Burdekin Falls Dam (foundation drainage improvement)	318	17,298		7,096	10,202
Lower Fitzroy Infrastructure Feasibility Project	308	767		767
Nathan Dam and Pipelines Feasibility Project	308	277		277
Refurbishment & enhancement - Burdekin Irrigation	318			1,128	Ongoing
Refurbishment & enhancement - Tarong Pipeline	319			1,082	Ongoing
Refurbishment & enhancement - St George Irrigation	307			976	Ongoing
Refurbishment & Enhancement - Awoonga-Callide Pipeline	308			909	Ongoing
Refurbishment & Enhancement - Mareeba Irrigation	306			657	Ongoing
Refurbishment & Enhancement - Burdekin Moranbah Pipeline	312			603	Ongoing
Refurbishment & Enhancement - Collinsville Pipeline	312			578	Ongoing
Refurbishment & Enhancement - Nogoa Water Supply	308			550	Ongoing
Refurbishment & Enhancement - Eton Water Supply	312			534	Ongoing
Refurbishment & Enhancement - Eton Irrigation	312			498	Ongoing
Refurbishment & Enhancement - Bundaberg Irrigation	319			441	Ongoing
Refurbishment & Enhancement - Blackwater Pipeline	308			388	Ongoing
Refurbishment & Enhancement - St George Water Supply	307			323	Ongoing
Refurbishment & Enhancement - Stanwell Pipeline	308			317	Ongoing
Refurbishment & Enhancement - Paradise Dam	319			316	Ongoing
Software Development & Hardware	305			3,176	Ongoing
Minor Works	305			2,329	Ongoing
Plant & Equipment	305			1,848	Ongoing

62

Capital Statement 2016-17

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Emergency Management Response Plan	305			5,315	Ongoing

Total Property, Plant and Equipment				48,708

GLADSTONE AREA WATER BOARD

Property, Plant and Equipment
Offline storage and repump station	308	20,375	3,194	14,106	3,075
Gladstone Water Treatment Plant/Yarwun Water Treatment Plant System interconnection project	308			5,140	Ongoing
Low lift and high lift pump station switchboard and variable frequency drive replacement	308	4,650	625	3,535	490
Gladstone Water Treatment Plant staged upgrades	308			1,783	Ongoing
Fish Hatchery relocation	308	1,792	87	1,500	205
East End reservoir various works	308	1,549	589	960
Yarwun Water Treatment Plant switchboard replacement	308	1,054	154	900
Awoonga Dam Variable Frequency Drives	308	5,688	4,888	800
Queensland Alumina Limites Pipeline replacement	308	925	225	700
Moura rail line crossing	308			700	Ongoing
Accommodation project	308	1,109	443	666
Land rationalisation	308			660	Ongoing
Gladstone Area Water Board automation project	308	677	77	600
Mobile emergency electrical generation units	308	1,077	202	432	443
South Trees bridge structural refurbishment	308	1,057	657	400
Flowmeter replacements	308			250	Ongoing
Supervisory control and data acquisition (SCADA) software upgrade	308	400		400
Delivery projects	308			1,920	Ongoing
Source projects	308			1,529	Ongoing

63

Capital Statement 2016-17

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Treatment projects	308			1,264	Ongoing
Corporate projects	308			539	Ongoing
Awoonga STP replacement	308	700	200	500
Boyne Island reservoir	308	2,860		1,000	1,860
Ultra Violet Disinfection upgrade at Water treatment plant	308	2,044		250	1,794
Site Security Project upgrade	308	506		250	256

Total Property, Plant and Equipment				40,784

MOUNT ISA WATER BOARD

Property, Plant and Equipment
Power Reliability Hilton-Lake Julius	315			1,230	Ongoing
Moondarra to Mount Isa Terminal Reservoir Pipeline Upgrade	315			750	Ongoing
Power Reliability Moondarra System	315			688	Ongoing
Lake Julius Power Pole Replacement	315			330	Ongoing
Operations and Maintenance Asset Requirements	315	850		850
Lining Mount Isa Terminal Reservoir storage tanks	315	425		425
Moondarra Supply energy improvements	315	935		935
Supply reliability Clear Water Lagoon- Mount Isa Terminal Reservoir	315	12,180		180	12,000
Replace Lake Moondarra Deep Well Pump Station Distribution Board	315			300	Ongoing
Control Systems Upgrade Stage 2	315			120	Ongoing
Minor Projects - Pump Stations	315	1,737	55	792	890
Minor Projects - Treatment Plant	315	779		479	300
Minor Projects - Telemetry	315	155	5	30	120
Minor Projects - Vehicles and other equipment	315	312		192	120
Minor Projects - Reservoirs	315	491		391	100
Minor Projects - R48 Reserve	315	297		267	30

Total Property, Plant and Equipment				7,959

64

Capital Statement 2016-17

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000

SEQWATER

Property, Plant and Equipment
Petrie Water Supply Zone Upgrade	314	9,960	1,407	7,850	703
Other Infrastructure Capital Works	Various			64,843	Ongoing
Other Non-Infrastructure Capital works	Various			505	Ongoing
Building Fit-out	Various			2,005	Ongoing
Fleet Renewal	Various			1,611	Ongoing
Lowood Water Treatment Plant Stage 1 A and B Upgrade	310	17,384	1,384	4,800	11,200
Somerset Hydro Refurbishment	310	11,561	5,969	5,525	67
Lake MacDonald Dam Upgrade	316	83,476	3,476	1,000	79,000
North Pine Water Treatment Plant Sludge Handling Upgrade	314	13,050	1,405	3,600	8,045
Beaudesert Water Supply Zone Upgrade	311	79,100		300	78,800
Somerset Dam Upgrade	310	47,000		200	46,800
Mount Crosby Water Treatment Plant Filtration Upgrade	310	33,783	1,547	4,184	28,052
ICT Program	Various	24,689		9,252	15,437
Leslie Harrison Dam Upgrade	301	24,736	1,476	800	22,460
Land Compensation Payments	Various	10,019		6,000	4,019

Total Property, Plant and Equipment				112,475

TOTAL ENERGY AND WATER SUPPLY (PPE)				2,183,954

65

Capital Statement 2016-17

ENVIRONMENT AND HERITAGE PROTECTION

Total capital purchases for the Department of Environment and Heritage Protection for 2016-17 are $8.6 million, including $5.1 million for land acquisitions. The capital purchases reflect the department’s mission to lead environment and heritage protection and sustainability in Queensland.

The 2016-17 capital purchases will deliver new technology systems that will contribute to the protection of the environment by providing efficiencies and savings in the delivery of the department’s priorities: protecting the Great Barrier Reef, conserving nature and heritage, ensuring sustainable management of natural resources, enabling sustainable development, and implementing the biofuels mandate. The capital purchases will also contribute to the protection of the State’s natural environment by acquiring land for inclusion in the protected estate.

Program Highlights (Property, Plant and Equipment)

•	$5.1 million in 2016-17 for protected area land acquisitions.

•	$1.3 million in 2016-17 towards general systems development.

•	$400,000 in 2016-17 towards system development for the management of the biofuels mandate.

•	$500,000 in 2016-17 towards the purchase of plant and equipment for the management of flying foxes.

Environment and Heritage Protection
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF ENVIRONMENT AND HERITAGE PROTECTION

Property, Plant and Equipment
Protected Area Land Acquisitions Systems	Various	5,095		5,095
General Systems Development	Various	1,299		1,299
Systems Development for the Biofuels Mandate	Various	400		400
Compliance Review Program[1]	Various	6,777	6,577	200
Plant and Equipment
General Plant and Equipment	Various	825		825
Plant and Equipment for the[2] Management of Flying Foxes	Various	500		500

66

Capital Statement 2016-17

Environment and Heritage Protection
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Minor Works	Various	250		250

Total Property, Plant and Equipment				8,569

TOTAL ENVIRONMENT AND HERITAGE PROTECTION (PPE)				8,569

Notes:

1.	Increase from 2015-16 estimate relates to expansion of scope to include Reef management, conversion of operating costs to capital and the impact of minor delays in system development.
2.	Funding deferred from 2015-16.

67

Capital Statement 2016-17

HOUSING AND PUBLIC WORKS

Total capital purchases for the Housing and Public Works portfolio, including its statutory bodies, are $392.3 million in 2016-17, with capital grants of $69.1 million. Capital purchases include the Queensland Building and Construction Commission of $4.5 million and the Residential Tenancies Authority of $4.4 million.

Department of Housing and Public Works

Total capital purchases and capital grants expenditure in 2016-17 are $452.5 million.

Program Highlights (Property, Plant and Equipment)

•	$209.1 million for social housing to purchase 111 land lots, commence construction of 277 rental units, complete construction of 368 rental units, purchase 12 rental units and upgrade existing social housing.

•	$112 million for social housing in Aboriginal and Torres Strait Islander communities (including $95.3 million funding through the National Partnership on Remote Housing) to commence construction of 233 rental units, complete construction of 140 rental units and upgrade existing social housing.

•	$33.4 million for the provision of Government employee housing. This includes $23.4 million to provide 37 units of accommodation to support the attraction and retention of government employees in locations of high need where there is no alternative accommodation and $10 million to undertake upgrades of existing residences to improve the quality of Government employee housing critical to attracting and retaining skilled employees in rural and remote Queensland.

•	$7.8 million in Townsville to complete construction of a facility (52 rental units) to support people from Aboriginal and Torres Strait Islander communities pursuing employment, education and training opportunities.

•	$5 million in Townsville to commence construction of a facility (40 rental units) to provide specialist supported accommodation for rough sleepers.

•	$4.2 million to provide shelters for women and children escaping domestic and family violence - in Charters Towers and in a rural or remote location.

•	$3.8 million for the roof repairs at the Cairns Convention Centre and the repair of associated structural elements.

•	$2.4 million for the redevelopment of the Boggo Road Gaol Precinct. The redevelopment includes the revitalisation of the heritage listed Boggo Road Gaol and provide urban renewal in this vibrant inner city location with substantial residential development and affordable housing, retail and commercial development and upgraded recreational parkland on adjoining lots.

68

Capital Statement 2016-17

Program Highlights (Capital Grants)

•	$44.4 million for social housing in Aboriginal and Torres Strait Islander communities to commence construction of 20 rental units, complete construction of 24 rental units, upgrade existing social housing and undertake infrastructure development.

•	$24.7 million for social housing to commence construction of 16 rental units, complete construction of 48 rental units and upgrade existing social housing.

Queensland Building and Construction Commission

•	In 2016-17, the Queensland Building and Construction Commission has capital purchases of $4.5 million to relocate two regional offices, continue rolling out the customer relationship management platforms, replacing ageing information technology systems and replacing ageing property, plant and equipment to reduce administration costs, improve customer service and turnaround times.

Residential Tenancies Authority

•	In 2016-17, the Residential Tenancies Authority will launch the myRTA system, at a capital cost of $3.7 million, including a client portal, giving clients fast, secure access to 24/7 online bond management facilities.

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF HOUSING AND PUBLIC WORKS

Property, Plant and Equipment
Housing Services
Statewide Land	Various			16,349	Ongoing
Townsville Land	318			200	Ongoing
Queensland - Outback Land	315			600	Ongoing
Statewide Purchase of existing properties	Various			7,000	Ongoing
Statewide Upgrades	Various			16,352	Ongoing
Wide Bay Upgrades	319			4,612	Ongoing
Townsville Upgrades	318			10,684	Ongoing
Toowoomba Upgrades	317			2,406	Ongoing
Sunshine Coast Upgrades	316			3,366	Ongoing
Queensland - Outback Upgrades	315			14,049	Ongoing
Moreton Bay - South Upgrades	314			481	Ongoing
Moreton Bay - North Upgrades	313			1,931	Ongoing

69

Capital Statement 2016-17

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Mackay Upgrades	312			3,142	Ongoing
Logan - Beaudesert Upgrades	311			641	Ongoing
Ipswich Upgrades	310			3,348	Ongoing
Gold Coast Upgrades	309			2,913	Ongoing
Fitzroy Upgrades	308			6,252	Ongoing
Darling Downs - Maranoa Upgrades	307			1,255	Ongoing
Cairns Upgrades	306			16,185	Ongoing
Brisbane Inner City Upgrades	305			1,438	Ongoing
Brisbane - West Upgrades	304			2,231	Ongoing
Brisbane - South Upgrades	303			5,090	Ongoing
Brisbane - North Upgrades	302			3,333	Ongoing
Brisbane - East Upgrades	301			2,069	Ongoing
Statewide Construction	Various			24,216	Ongoing
Wide Bay Construction	319			960	Ongoing
Townsville Construction	318			38,783	Ongoing
Toowoomba Construction	317			5,699	Ongoing
Sunshine Coast Construction	316			5,314	Ongoing
Queensland - Outback Construction	315			30,025	Ongoing
Moreton Bay - North Construction	313			2,078	Ongoing
Mackay Construction	312			1,659	Ongoing
Ipswich Construction	310			7,428	Ongoing
Gold Coast Construction	309			15,375	Ongoing
Fitzroy Construction	308			1,172	Ongoing
Cairns Construction	306			46,835	Ongoing
Brisbane Inner City Construction	305			4,606	Ongoing
Brisbane - West Construction	304			3,452	Ongoing
Brisbane - South Construction	303			7,446	Ongoing
Brisbane - North Construction	302			8,762	Ongoing
Brisbane - East Construction	301			8,363	Ongoing

Sub-total Housing Services				338,100

Public Works
Government Employee Housing	Various			33,407	Ongoing
Building Works and Capital Replacements	Various			2,001	Ongoing
Brisbane - Boggo Road Precinct Redevelopment	303	42,067	39,647	2,420
Cairns Convention Centre Roof Repairs	306	7,200	3,420	3,780

70

Capital Statement 2016-17

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Other Property, Plant and Equipment	Various			2,000	Ongoing

Sub-total Public Works				43,608

Other Plant and Equipment	Various			1,701	Ongoing

Total Property, Plant and Equipment				383,409

Capital Grants
Housing Services
Brisbane - North Capital Grants	302			1,262	Ongoing
Brisbane - South Capital Grants	303			7,355	Ongoing
Cairns Capital Grants	306			29,195	Ongoing
Fitzroy Capital Grants	308			992	Ongoing
Queensland - Outback Capital Grants	315			11,075	Ongoing
Townsville Capital Grants	318			1,202	Ongoing
Wide Bay Capital Grants	319			7,156	Ongoing
Statewide Capital Grants	Various			10,853	Ongoing

Sub-total Housing Services				69,090

Total Capital Grants				69,090

QUEENSLAND BUILDING AND CONSTRUCTION COMMISSION

Property, Plant and Equipment
Other Property, Plant and Equipment	303			649	Ongoing
Leasehold Restoration	319	689		689
Leasehold Restoration	317	521	314	207
QBCC Software	303	5,277	2,334	2,943

Total Property, Plant and Equipment				4,488

RESIDENTIAL TENANCIES AUTHORITY

Property, Plant and Equipment
myRTA Platform	305	5,815	2,080	3,735
Asset Replacement Program	305	798	215	147	436

71

Capital Statement 2016-17

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Program Delivery Projects	305	2,352	332	520	1,500

Total Property, Plant and Equipment				4,402

TOTAL HOUSING AND PUBLIC WORKS (PPE)				392,299

TOTAL HOUSING AND PUBLIC WORKS (CG)				69,090

72

Capital Statement 2016-17

JUSTICE AND ATTORNEY-GENERAL

The 2016-17 capital purchases for Justice and Attorney-General (including Public Trust Office, Legal Aid Queensland and Crime and Corruption Commission) are $146.4 million.

Department of Justice and Attorney-General

The Department of Justice and Attorney-General capital purchases for 2016-17 are $121.3 million. The department’s capital purchases will primarily focus on prison infrastructure, perimeter security upgrades, correctional centre enhancements, security management system upgrade and the programmed renewal and minor works of courthouses and youth justice facilities.

Program Highlights (Property, Plant and Equipment)

•	$40.9 million of $126.9 million to complete the recommissioning of Borallon Training and Correctional Centre, incorporating the remediation of hanging points from all secure cells without air-conditioning.

•	$21 million of the $76.6 million Perimeter Security Upgrade Program - Stage 2. This program will upgrade the perimeter security at various correctional centres over seven years, which is due for completion in 2019-20.

•	$7.8 million in correctional centre enhancements including Woodford Correctional Centre, Brisbane Women’s Correctional Centre, Lotus Glen Correctional Centre and Southern Queensland Correctional Centre.

•	$13.2 million of the $18.7 million project to upgrade the security management system at the Brisbane Youth Detention Centre, due for completion in 2017-18.

•	$4 million of the $8.7 million project to upgrade the Rockhampton and Kingaroy courthouses.

•	$13.8 million for the on-going programmed renewal, maintenance and minor works of courthouses and youth justice facilities.

Public Trustee of Queensland

During 2016-17 the capital budget is $18.8 million. This capital expenditure will enable the Public Trust Office to continue to provide a wide range of services to the Queensland community, as well as continuing to maintain appropriate workplace health and safety standards for clients and staff.

Program Highlights (Property, Plant and Equipment)

•	$12.2 million will be spent on building improvements and refurbishment of existing offices throughout the state.

73

Capital Statement 2016-17

•	$4.9 million will be spent on plant and equipment. This includes investment in computer hardware to manage the upgrading of equipment on a rolling replacement strategy and investment for fitout of offices.

•	The Public Trustee will also invest $1.7 million in software during the year.

Legal Aid Queensland

Legal Aid Queensland’s 2016-17 capital expenditure program is $3.1 million. Legal Aid Queensland will invest $2.4 million on major property, plant and equipment projects including the refurbishment of the Maroochydore office along with the relocation and refurbishment of the Southport and Townsville offices.

A further $700,000 will be invested to maintain Legal Aid Queensland’s business systems, replace motor vehicles and minor property, plant and equipment.

Crime and Corruption Commission

The Crime and Corruption Commission will spend $3.2 million on its capital purchases in 2016-17. The Commission will invest $1.9 million in computer and other equipment replacement and $700,000 on vehicle replacement.

A further $555,000 will be spent on a new Investigations Case Management system in 2016-17. The total cost of this project is $3.6 million.

Justice and Attorney-General
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF JUSTICE AND ATTORNEY-GENERAL

Property, Plant and Equipment
Queensland Corrective Services
Major Works - Correctional Centres
Borallon Training and Correctional Centre	310	126,900	60,500	40,900	25,500
Perimeter Security Upgrade - Stage 2	Various	76,579	2,028	21,021	53,530

Sub-total Major Works - Correctional Centres				61,921

Correctional Centre Enhancements
Woodford Correctional Centre	313	8,000	1,661	839	5,500
Brisbane Women’s Correctional Centre	310	6,000		500	5,500

74

Capital Statement 2016-17

Justice and Attorney-General
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Correctional Centre Enhancements	Various	3,500		3,500
Lotus Glen Correctional Centre	315	7,000	6,702	298
Southern Queensland Correctional Centre	310	11,080	10,737	343
Prison infrastructure	Various	13,015	8,742	2,273	2,000

Sub-total Correctional Centre Enhancements				7,753

Probation and Parole office accommodation	Various			2,830	Ongoing
Other acquisitions of property, plant and equipment	Various			9,847	Ongoing

Sub-total Queensland Corrective Services				82,351

Youth Justice Services
Brisbane Youth Detention Centre - Security Management System Upgrade	310	18,744	238	13,242	5,264
Youth Justice Facilities	Various			8,367	Ongoing

Sub-total Youth Justice Services				21,609

Justice Services
Rockhampton Courthouse Upgrade	308	4,500		2,000	2,500
Kingaroy Courthouse Upgrade	319	4,200		2,000	2,200
Courthouses, Programmed Renewal	Various			3,542	Ongoing
Courthouses, Minor Capital Works	Various			1,870	Ongoing
Other acquisitions of property, plant and equipment	Various			1,370	Ongoing
Queensland Courts Information Systems	305			925	Ongoing

Sub-total Justice Services				11,707

Other Departmental
Minor Capital Works - Software	305			3,965	Ongoing
Leasehold Improvements	Various			937	Ongoing
Other acquisitions of property, plant and equipment	Various			761	Ongoing

Sub-total Other Departmental				5,663

Total Property, Plant and Equipment				121,330

75

Capital Statement 2016-17

Justice and Attorney-General
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000

PUBLIC TRUSTEE OF QUEENSLAND

Property, Plant and Equipment
Other capital	305			1,689	Ongoing
Buildings	Various			12,229	Ongoing
Plant and equipment	Various			4,900	Ongoing

Total Property, Plant and Equipment				18,818

LEGAL AID QUEENSLAND

Property, Plant and Equipment
Leasehold Improvements
Maroochydore office refurbishment	316	218		218
Southport office relocation and refurbishment	309	1,152		1,152
Townsville office relocation and refurbishment	318	1,020		1,020
Other office refurbishment	305	35		35
IT business systems	305	225		225
Motor vehicle replacement	305	220		220
Other acquisitions of property, plant and equipment	305	220		220

Total Property, Plant and Equipment				3,090

CRIME AND CORRUPTION COMMISSION

Property, Plant and Equipment
Computer and other equipment	305	1,857		1,857
Vehicle replacement	305	700		700
Investigations case management system	305	3,637		555	3,082
Leasehold Improvements	305	50		50

Total Property, Plant and Equipment				3,162

TOTAL JUSTICE AND ATTORNEY-GENERAL (PPE)				146,400

76

Capital Statement 2016-17

LEGISLATIVE ASSEMBLY OF QUEENSLAND

Total capital purchases for the Legislative Assembly of Queensland is $5.2 million in 2016-17. Significant capital purchases include implementation of the Parliament House fire protection system, the ongoing Parliament House stonework restoration program, continuation of CCTV Security upgrade throughout the precinct, continuation of a data cabling upgrade program throughout Parliament House, and the replacement of various property, plant and equipment including information technology infrastructure.

Legislative Assembly of Queensland
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
LEGISLATIVE ASSEMBLY OF QUEENSLAND

Property, Plant and Equipment
Parliament House stonework restoration	305			400	Ongoing
Data cabling upgrade	305	790	500	290
Parliament House fire protection system	305	5,621	33	2,194	3,394
CCTV Security upgrade	305	1,500	600	300	600
Precinct audio visual equipment	305	900	500	200	200
Other property, plant and equipment	305			1,830	Ongoing

Total Property, Plant and Equipment				5,214

TOTAL LEGISLATIVE ASSEMBLY OF QUEENSLAND (PPE)				5,214

77

Capital Statement 2016-17

INFRASTRUCTURE, LOCAL GOVERNMENT AND PLANNING

In 2016-17, the Infrastructure, Local Government and Planning portfolio, including Economic Development Queensland, South Bank Corporation, and Queensland Reconstruction Authority, has capital purchases of $71.8 million and capital grants of $425 million.

Department of Infrastructure, Local Government and Planning

The Department of Infrastructure, Local Government and Planning has capital purchases of $18.5 million and capital grants of $158.7 million in 2016-17.

Program Highlights (Property, Plant and Equipment)

•	$10 million for replacement of Cherbourg Wastewater Infrastructure.

•	$4 million for the continued work of the Indigenous State Infrastructure Program which aims to improve environmental health conditions for people living in major communities in Indigenous council areas.

•	$2.5 million for Palm Island Water Shortage Measures.

Program Highlights (Capital Grants)

•	$46.4 million for the Local Government Grants and Subsidies Program which provides funding for priority infrastructure projects to meet identified community needs and to support projects that will protect communities and infrastructure from future floods.

•	$41 million for the Community Resilience Fund to support Local Governments to deliver critical infrastructure that will develop and improve resilience in the built environment.

•	$26.4 million for the revitalisation of the riverfront in Rockhampton and the Yeppoon foreshore in finalisation of the $40 million assistance package.

Economic Development Queensland

In 2016-17, Economic Development Queensland has capital purchases of $36.8 million.

Program Highlights (Property, Plant and Equipment)

•	$23.8 million for continuing works on the Commonwealth Games Village.

•	$8 million for development works in various Central and North Queensland industrial estates.

•	$5 million for development works on the Willowbank industrial development.

78

Capital Statement 2016-17

South Bank Corporation

In 2016-17, South Bank Corporation has budgeted capital works totalling $16.5 million to maintain and enhance the value of its assets, particularly its investment properties.

Queensland Reconstruction Authority

The capital expenditure for the Queensland Reconstruction Authority in 2016-17 consists of capital grants of $266.3 million. This is funded up to 75 per cent by the Australian Government under the Natural Disaster Relief and Recovery Arrangements (NDRRA) with the remainder funded by the State Government.

Program Highlights (Capital Grants)

•	In 2016-17, $266.3 million is being provided to Local Government Authorities to undertake recovery, reconstruction, betterment and other NDRRA projects relating to natural disaster events of 2014 to 2016.

•	Following finalisation of NDRRA programs for 2013 and prior event periods, capital grants relating to these events are no longer reported.

Infrastructure, Local Government and Planning
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF INFRASTRUCTURE, LOCAL GOVERNMENT AND PLANNING

Property, Plant and Equipment
Cherbourg Wastewater Infrastructure	319	15,000		10,000	5,000
Indigenous State Infrastructure Program	Various	62,758	58,752	4,006
Palm Island Water Shortage Measures	318	2,490		2,490
Development Assessment System	305	7,110	5,251	1,859
Other Property, Plant and Equipment	305			102	Ongoing

Total Property, Plant and Equipment				18,457

Capital Grants
Community Resilience Fund	Various	50,000	8,990	41,010
Iconic Projects (Yeppoon and Rockhampton)	308	40,000	13,615	26,385
Jezzine Barracks Redevelopment - Townsville	318	2,000	1,800	200

79

Capital Statement 2016-17

Infrastructure, Local Government and Planning
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Kuranda Skyrail and Infrastructure Levy	306			744	Ongoing
Local Government Grants and Subsidies Program	Various			46,383	Ongoing
Major Infrastructure Program - Stage 6	315	15,000		3,750	11,250
Natural Disaster Resilience Program 2013-15	Various	13,625	11,741	1,884
Natural Disaster Resilience Program 2013-15 (Australian Government)	Various	15,635	15,082	553
Natural Disaster Resilience Program 2015-17	Various	12,000		6,000	6,000
Natural Disaster Resilience Program 2015-17 (Australian Government)	Various	12,000		6,000	6,000
Royalties for the Region (Round 1)	Various	16,530	13,930	2,600
Royalties for the Region (Round 2)	Various	38,961	27,310	11,651
Royalties for the Region (Round 3)	Various	19,348	12,609	6,739
Southbank and Roma Street Parklands	305			4,822	Ongoing

Total Capital Grants				158,721

ECONOMIC DEVELOPMENT QUEENSLAND

Property, Plant and Equipment
Commonwealth Games Village	309	83,872	48,116	23,842	11,914
Willowbank Industrial Development	310	74,541	11,741	5,000	57,800
Gladstone State Development Area	308	13,101	4,101	500	8,500
Townsville Regional Industrial Estate	318	9,750		250	9,500
Clinton Industrial Development	308	11,695	195	1,000	10,500
Salisbury Plains Industrial Precinct	312	6,811	1,061	2,500	3,250
Cairns Regional Industrial Estate	306	10,200		200	10,000
Mackay Regional Industrial Estate	312	6,300		3,300	3,000
Mica Creek (Services)	315	5,750		250	5,500

Total Property, Plant and Equipment				36,842

SOUTH BANK CORPORATION

Property, Plant and Equipment
Capital purchases, enhancement and refurbishment	305			3,690	Ongoing

80

Capital Statement 2016-17

Infrastructure, Local Government and Planning
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Enhancements - investment properties	305			9,788	Ongoing
Capital purchases, enhancement and refurbishment - Brisbane Convention and Exhibition Centre	305			3,000	Ongoing

Total Property, Plant and Equipment				16,478

QUEENSLAND RECONSTRUCTION AUTHORITY

Capital Grants
Local Government Authorities	Various	747,184	394,081	251,028	102,075
Local Government Authorities Other Assistance Package (Severe Tropical Cyclone Marcia)	Various	26,612	8,976	15,287	2,349

Total Capital Grants				266,315

TOTAL INFRASTRUCTURE, LOCAL GOVERNMENT AND PLANNING (PPE)				71,777

TOTAL INFRASTRUCTURE, LOCAL GOVERNMENT AND PLANNING (CG)				425,036

81

Capital Statement 2016-17

NATIONAL PARKS, SPORT AND RACING

Total capital outlays for the Department of National Parks, Sport and Racing and Stadiums Queensland are $121.7 million for 2016-17.

Department of National Parks, Sport and Racing

Capital Purchases for the Department of National Parks, Sport and Racing for 2016-17 are $28.7 million, with $62.5 million in capital grants.

The Department of National Parks, Sport and Racing’s vision is that Queenslanders are enriched and connected through healthy parks and active lifestyles.

Consistent with this vision, the department supports the Government’s commitments through protecting and managing our parks, forests and the Great Barrier Reef for current and future generations, supporting and encouraging active participation in physical activity, and supporting the Queensland racing industry.

The 2016-17 capital program directly supports these objectives through capital grant programs, capital works programs in National Parks and Sport and Recreation, ongoing replacement of plant and equipment and the development of systems to support delivery of frontline services.

Program Highlights (Property, Plant and Equipment)

•	$2.8 million for ‘start-up’ activities, including construction of internal roads, fences, signage and firebreaks, the establishment of management bases and ranger accommodation, and for the purchase of plant and equipment for newly acquired properties.

•	$2.7 million for the development of management bases, ranger accommodation and supporting infrastructure on Cape York Peninsula.

•	$1.9 million for visitor access and park management facilities and equipment on North Stradbroke Island, jointly managed with the Quandamooka Yoolooburrabee Aboriginal Corporation.

•	$1.5 million towards the redevelopment of the Walkabout Creek visitor centre.

•	$400,000 towards the development of management infrastructure at the Curtis Island Environmental Management Precinct.

•	$11 million in various capital works and property plant and equipment purchases for parks and forests.

•	$5.8 million to maintain and upkeep Queensland recreation centres, sports grounds and sports houses throughout the State.

82

Capital Statement 2016-17

Program Highlights (Capital Grants)

•	$10.5 million under the Racing Industry Capital Development Scheme and $11.4 million under the Racing Infrastructure Fund to assist the racing industry to improve racing infrastructure facilities across the State.

•	$38.8 million under the Get Playing and Get Playing Plus programs to provide funding for new or upgraded sport and recreation facility projects to help Queenslanders become involved in sport and active recreation.

Stadiums Queensland

Stadiums Queensland’s 2016-17 capital outlays of $30.5 million represents the investment required to maintain Queensland’s major sports facilities to a standard appropriate for the conduct of national and international events, and community sports activity.

Program Highlights (Property, Plant and Equipment)

•	$15 million in 2016-17 towards the development of a state netball facility at the Queensland Sport and Athletics Centre.

National Parks, Sport and Racing
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF NATIONAL PARKS, SPORT AND RACING

Property, Plant and Equipment
Management and access facilities - Parks and forests	Various			4,524	Ongoing
Recreation and visitor facilities - Parks and forests	Various			5,784	Ongoing
System Development - Parks and forests	Various			2,500	Ongoing
Cape York - Recreation, visitor, management and access facilities	315			2,666	Ongoing
Recreation, visitor, management and access facilities for newly acquired properties	Various			2,785	Ongoing
North Stradbroke Island - Recreation, visitor, management and access facilities	301			1,900	Ongoing

83

Capital Statement 2016-17

National Parks, Sport and Racing
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Queensland Recreation Centres, Sports Grounds and Sport Houses Capital Works	Various			5,820	Ongoing
Various plant and equipment - Parks and forests	Various			2,595	Ongoing
Various plant and equipment - Sport and Recreation	Various			163	Ongoing

Total Property, Plant and Equipment				28,737

Capital Grants
Get Playing Rounds 1-3	Various	28,700	27,883	817
Get Playing Rounds 4-6	Various	35,000	4,916	11,939	18,145
Get Playing Plus	Various	60,000	4,395	26,044	29,561
Racing Industry Capital Development Scheme	Various	66,305	55,784	10,521
Racing Infrastructure Fund	Various	113,826	12,000	11,384	90,442
Various capital grants - Sport and Recreation	Various	1,954	200	1,754

Total Capital Grants				62,459

STADIUMS QUEENSLAND

Property, Plant and Equipment
State netball facility	303	30,000		15,000	15,000
Annual capital and maintenance program	Various			15,458	Ongoing

Total Property, Plant and Equipment				30,458

TOTAL NATIONAL PARKS, SPORT AND RACING (PPE)				59,195

TOTAL NATIONAL PARKS, SPORT AND RACING (CG)				62,459

84

Capital Statement 2016-17

NATURAL RESOURCES AND MINES

Total capital purchases for the Natural Resources and Mines portfolio for 2016-17 is $10.3 million.

Department of Natural Resources and Mines

The Department of Natural Resources and Mines’ purpose is to promote the responsible use of our natural resources - water, land, minerals and energy - to sustainably generate prosperity for current and future generations of Queenslanders. To support this, the department’s 2016-17 capital investment program will continue to: renew the survey positioning network; invest in a more robust and reliable water monitoring network; upgrade departmental buildings and accommodation facilities; and address the department’s aged ICT asset portfolio to provide simple and efficient access to information for industry and the community.

Natural Resources and Mines
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF NATURAL RESOURCES AND MINES

Property, Plant and Equipment
Stock Route network	Various			800	Ongoing
Systems development	305			3,001	Ongoing
Other property, plant and equipment	Various			5,266	Ongoing
Water Monitoring network	Various			1,200	Ongoing

Total Property, Plant and Equipment				10,267

TOTAL NATURAL RESOURCES AND MINES (PPE)				10,267

85

Capital Statement 2016-17

PREMIER AND CABINET

Department of the Premier and Cabinet

The Department of the Premier and Cabinet (including Ministerial Offices and Office of the Leader of the Opposition) has planned capital purchases of $20.5 million and capital grants of $6.8 million in 2016-17.

Program Highlights (Property, Plant and Equipment)

•	$11.1 million to renew and replace large critical infrastructure items across the Cultural Precinct, including the central energy plant renewal program, precinct-wide electrical safety upgrade program, precinct accessibility and mobility projects including amenities upgrades, precinct-wide lift and escalator upgrades, theatre dressing room upgrades at the Queensland Performing Arts Centre and storage upgrades at the Queensland Art Gallery.

•	$7.5 million for the creation of a new permanent Anzac Legacy Gallery at the Queensland Museum, South Bank, as part of Queensland’s Anzac Centenary commemoration program 2014-18.

Program Highlights (Capital Grants)

•	$1.5 million (matched with funding from sponsorship support) towards the upgrade and renewal of permanent galleries at the Queensland Museum to provide compelling experiences for visitors, preserve collections and increase attendance levels.

•	$1.3 million for the restoration and enhancement of the state’s war memorial in Anzac Square, Brisbane.

•	$1.2 million towards critical asset replacement at the Queensland Art Gallery in order to comply with work health and safety legislation.

•	$1.1 million towards the Turrell Lights project at the Queensland Gallery of Modern Art.

Queensland Museum

The Queensland Museum will invest $2.2 million in permanent gallery renewals, capital replacements as well as implementation of the new Customer Relationship Management system, and State Collection acquisitions across the museum network.

Program Highlights (Property, Plant and Equipment)

•	$1.5 million in matched funding to grow sponsorship support to update and renew permanent galleries.

86

Capital Statement 2016-17

•	$320,000 invested in information technology primarily for the life cycle replacement of assets and upgrades across the museum network.

Queensland Art Gallery

The Queensland Art Gallery will invest $4.3 million in acquiring art for the Gallery’s collection as well as life cycle replacement of other property, plant and equipment assets.

Program Highlights (Property, Plant and Equipment)

•	$2.8 million investment in the acquisition of art for the Gallery’s collection.

•	$1.5 million to replace other property, plant and equipment.

Queensland Performing Arts Trust

The Queensland Performing Arts Trust will invest $1 million in IT management software systems, IT network upgrades and the lifecycle replacement of operational property, plant and equipment.

Premier and Cabinet
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF THE PREMIER AND CABINET

Property, Plant and Equipment
Cultural Precinct Critical Infrastructure	305	21,170	2,500	11,120	7,550
Anzac Gallery at Queensland Museum South Bank	305	7,600	144	7,456
Asset Replacement Program	305	1,500		1,500
Joiners, Leavers and Movers System	305	400		400

Total Property, Plant and Equipment				20,476

Capital Grants
Queensland Museum Permanent Gallery Renewal	305	4,500		1,500	3,000
Anzac Centenary Commemoration Legacy Project	305	11,401	10,071	1,330
Queensland Art Gallery Critical Asset Replacement	305	1,450		1,200	250
Turrell Lights Project	305	1,300	200	1,100
Cultural Infrastructure	305	750		750

87

Capital Statement 2016-17

Premier and Cabinet
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Upgrade of Queensland Museum’s South Bank Storage Area	305	2,300	250	750	1,300
Upgrade of Queensland Art Gallery Mezzanine Storage Area	305	400	200	200

Total Capital Grants				6,830

QUEENSLAND MUSEUM

Property, Plant and Equipment
Permanent gallery renewal	305	4,500		1,500	3,000
Information technology replacement and upgrades	305	320		320
Life cycle capital asset replacement	305	198		198
Collection Acquisition	305	70		70
Customer Relationship Management system	305	67		67

Total Property, Plant and Equipment				2,155

QUEENSLAND ART GALLERY

Property, Plant and Equipment
Acquisition of Art Works for the Gallery	305			2,800	Ongoing
Critical replacement of Plant and Equipment	305	1,450		1,200	250
Ongoing replacement of Plant and Equipment	305			300	Ongoing

Total Property, Plant and Equipment				4,300

QUEENSLAND PERFORMING ARTS TRUST

Property, Plant and Equipment
IT Management software	305			750	Ongoing
Lifecycle replacement of operational PPE	305			250	Ongoing

Total Property, Plant and Equipment				1,000

TOTAL PREMIER AND CABINET (PPE)				27,931

TOTAL PREMIER AND CABINET (CG)				6,830

88

Capital Statement 2016-17

PUBLIC SAFETY BUSINESS AGENCY

The 2016-17 Public Safety Business Agency capital program provides an investment of $189.5 million in capital purchases to support the delivery of essential frontline public safety services to Queensland communities.

This investment will fund capital works, information technology and other essential equipment for the Queensland Police Service, Queensland Fire and Emergency Services and the Office of the Inspector-General Emergency Management.

Queensland Fire and Emergency Services

$74 million is provided for fire and emergency services facilities, urban and rural fire appliances and communications equipment including:

•	$5.6 million to commence replacement auxiliary fire and rescue stations at Childers, Gordonvale, Oakey, Rainbow Beach and Tara, and extend the auxiliary fire and rescue station at Thursday Island.

•	$2.3 million to continue the replacement of the auxiliary fire and rescue station at Charleville and commence the specialist response and training facility upgrade at North Rockhampton.

•	$9.8 million to complete the replacement permanent fire and rescue station, Rural Fire Service Queensland and State Emergency Service (SES) facilities at Bundaberg and Petrie and the auxiliary fire and rescue station at Cunnamulla.

•	$8 million to complete the upgrade of the permanent fire and rescue station at Bundamba, the replacement auxiliary fire and rescue station, Rural Fire Service Queensland and SES facility at Roma, and upgrade the south western region headquarters at Charlton.

•	$2.9 million to upgrade the Horn Island collocated Rural Fire Service Queensland and SES facility, the permanent fire and rescue and auxiliary fire and rescue station at Mount Isa and the Richmond auxiliary fire and rescue station.

•	$4 million for strategic land acquisitions and rural land purchases.

•	$34.5 million for replacement and new urban and rural fire appliances.

•	$3.9 million for minor capital works across the State including upgrades of fire and rescue station amenities.

•	$3.1 million for operational and communications equipment.

89

Capital Statement 2016-17

Queensland Police Service

$98.9 million is provided for Queensland Police Service facilities, information and communication equipment including:

•	$6.1 million to commence the replacement police station at Gordonvale, replacement police station and watchhouse project at Caboolture and upgrade the police station at Bowen.

•	$3 million to commence the construction of the new collocated Road Policing Unit and Special Emergency Response Team facility at Cairns.

•	$8.6 million to complete the replacement police station and watchhouse at Kingaroy, the replacement police station at Maleny, replacement police station and residence upgrade at Nanango and the Forensic Service facility upgrade at Police Headquarters.

•	$9.7 million to continue the Police Headquarters renewal project, and deliver the upgrade of holding cells at Yarrabah, Bamaga residential accommodation, replacement residence at Halifax and upgraded closed circuit cameras across the State.

•	$32 million for new and replacement police service vehicles.

•	$21.6 million for major plant and equipment including for Mobile Services and the Public Safety Network.

•	$12 million for a range of information and communication technology initiatives.

•	$5.9 million for minor capital works across the State.

Public Safety Business Agency - Other Departmental Capital

$16.6 million is provided to fund information systems development and other plant and equipment including information technology asset replacements across the public safety portfolio and to support the Queensland Ambulance Service information and communication technology.

90

Capital Statement 2016-17

Public Safety Business Agency
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
PUBLIC SAFETY BUSINESS AGENCY

Property, Plant and Equipment
Queensland Fire and Emergency Services
Building/General Works
Bundaberg replacement permanent station, rural fire and SES facility	319	7,220	220	7,000
Bundamba permanent station upgrade	310	2,850	630	2,220
Charleville replacement auxiliary station	315	2,509	109	1,300	1,100
Charlton south western regional headquarters upgrade	317	878	128	750
Childers replacement auxiliary station	319	2,000		400	1,600
Cunnamulla replacement auxiliary station	315	1,972	200	1,772
Gordonvale replacement auxiliary station	306	3,500		1,500	2,000
Horn Island collocated rural fire and SES facility upgrade	315	1,800		900	900
Mount Isa permanent station upgrade	315	1,000		1,000
North Rockhampton specialist response and training facility upgrade	308	2,500		1,000	1,500
Oakey replacement auxiliary station	307	1,500		1,500
Petrie replacement permanent station	314	2,900	1,900	1,000
Rainbow Beach replacement auxiliary station	319	1,300		300	1,000
Richmond auxiliary station upgrade	315	1,000		1,000
Roma replacement auxiliary station, rural fire and SES facility	307	5,240	210	5,030
Tara replacement auxiliary station	307	1,200		1,200

91

Capital Statement 2016-17

Public Safety Business Agency
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Thursday Island auxiliary station extension	315	700		700
Minor works	Various			3,851	Ongoing
Land
Strategic land acquisitions	Various			3,935	Ongoing
Rural Operations land purchases	Various			100	Ongoing
Plant and Equipment
Rural fire appliances	Various			9,000	Ongoing
Urban fire appliances	Various			25,489	Ongoing
Communications equipment	Various			2,300	Ongoing
Information systems development	Various			501	Ongoing
Other plant and equipment	Various			250	Ongoing

Sub-total Queensland Fire and Emergency Services				73,998

Queensland Police Service
Building/General Works
Bamaga - residential accommodation	315	1,427	425	1,002
Bowen station upgrade	312	5,150	50	2,100	3,000
Caboolture replacement station, watchhouse and building upgrade for district office	316	7,850	1,050	2,000	4,800
Cairns Special Emergency Response Team and Road Policing new facility	306	7,200	1,200	3,000	3,000
Gordonvale replacement station	306	4,500	500	2,000	2,000
Halifax replacement residence	318	430	50	380
Kingaroy replacement station and watchhouse	319	8,300	5,783	2,517
Maleny replacement station	316	2,048	898	1,150
Nanango replacement station and residence upgrade	319	2,650	2,336	314
Forensic Service facility upgrade at Police Headquarters	305	6,800	2,168	4,632
Police Headquarters renewal project	305			5,500	Ongoing
Yarrabah holding cells upgrade	306	950	130	820

92

Capital Statement 2016-17

Public Safety Business Agency
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Closed circuit camera upgrades in various watchhouses	Various			2,000	Ongoing
Minor works	Various			5,916	Ongoing
Plant and Equipment
Information and communication technology	Various			12,000	Ongoing
Major plant and equipment	Various			5,036	Ongoing
Other plant and equipment	Various			588	Ongoing
Vehicle replacement and growth	Various			31,947	Ongoing
Mobile Services	Various	16,871	9,952	6,919
Public Safety Network Management Centre	305			9,045	Ongoing

Sub-total Queensland Police Service				98,866

Other Departmental
Information systems development	Various			16,413	Ongoing
Other property, plant and equipment	Various			196	Ongoing

Sub-total Other Departmental				16,609

Total Property, Plant and Equipment				189,473

TOTAL PUBLIC SAFETY BUSINESS AGENCY (PPE)				189,473

93

Capital Statement 2016-17

QUEENSLAND FIRE AND EMERGENCY SERVICES

Most new and ongoing capital initiatives to support Queensland Fire and Emergency Services (QFES) operational capability are delivered by the Public Safety Business Agency.

QFES continues to be responsible for delivering operational equipment and information systems.

In 2016-17, QFES will invest $8.1 million in capital purchases and $897,000 in capital grants.

Program Highlights (Property, Plant and Equipment)

•	$4.5 million for operational equipment, which may include protective clothing such as fully encapsulated gas and chemical suits, specialist and field portable scientific analysis and detection equipment, portable decontamination facilities, compressors for self-contained breathing apparatus, special purpose operational trailers and first response all-terrain vehicles.

•	$1.4 million for specialised operational equipment to support public safety at the Gold Coast 2018 Commonwealth Games.

•	$2.2 million for additions and upgrades to operational information systems.

Program Highlights (Capital Grants)

•	$712,000 for State Emergency Service and $185,000 for rural fire brigade capital grants.

94

Capital Statement 2016-17

Fire and Emergency Services
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
QUEENSLAND FIRE AND EMERGENCY SERVICES

Property, Plant and Equipment
Operational equipment	Various			5,875	Ongoing
Information systems development	Various			2,200	Ongoing

Total Property, Plant and Equipment				8,075

Capital Grants
Rural fire brigades	Various			185	Ongoing
State Emergency Service	Various			712	Ongoing

Total Capital Grants				897

TOTAL FIRE AND EMERGENCY SERVICES (PPE)				8,075

TOTAL FIRE AND EMERGENCY SERVICES (CG)				897

95

Capital Statement 2016-17

QUEENSLAND HEALTH

The Queensland public healthcare system comprises the Department of Health, Queensland Ambulance Service and 16 independent Hospital and Health Services. The total capital investment program in 2016-17 for Queensland Health and the Council of the Queensland Institute of Medical Research is $957.5 million.1

Queensland Health and Hospital and Health Services

The Queensland Health capital investment program works to ensure staff, patients, and communities have access to contemporary health infrastructure that supports the delivery of health services. Health infrastructure that is fit for purpose and ensures value for money underpins the delivery of quality frontline services for patients and better healthcare in the community. The department takes a strategic view to ensure health infrastructure and healthcare technology and information communication technology strengthens our public health system to meet the growing demand for world class facilities and services.

Queensland Health has developed indicative five year capital priorities for internal planning purposes. These priorities provide a comprehensive, forward looking view of priority health infrastructure and ICT projects across Queensland.

Program Highlights (Property, Plant and Equipment)

In 2016-17, Queensland Health will continue to invest in health infrastructure, capital works and purchases across a broad range of areas including hospitals, ambulance stations and vehicles, health technology, research and scientific services, mental health services, staff accommodation, and information and communication technology.

Hospital and health facility projects highlights in 2016-17 include:

•	$20 million of $230 million over five years to 2020-21 for the Advancing Queensland’s Health Infrastructure Program. The program will facilitate essential upgrades to health facilities and supporting infrastructure across Queensland, including repurposing of the Nambour General Hospital, redevelopment of the Atherton Hospital emergency department and operating theatres and redevelopment of the Thursday Island Hospital. The program will also support the development of a new health precinct for the southern corridor of Cairns and short term carpark solutions at Caboolture and Logan Hospitals.

1.	In addition, Queensland Health has entered into a public private partnership finance lease for the Sunshine Coast University Hospital of $460 million which will involve principal repayments over the period 2017 to 2042. The repayment for 2016-17 is $2.3 million.

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Capital Statement 2016-17

•	$167 million of direct capital purchases to prepare the Sunshine Coast University Hospital and the Sunshine Coast Health Institute at Kawana for opening in April 2017 and $460 million recognition of acquisition of finance lease, which includes an initial payment of $2.3 million in 2016-17. At an estimated total cost of $1.872 billion and delivered as a public private partnership, this facility will be the first tertiary hospital to be built at the Sunshine Coast.

•	$12.7 million for the development and construction of the Wynnum Integrated Health Care Centre. The new Centre will offer a centralised, modern public health facility providing essential health services to the Wynnum community.

•	$27.9 million as part of the $180 million Enhancing Regional Hospitals Program announced in the 2015-16 Budget, for upgrades at the Hervey Bay and Gladstone Emergency Departments, Caloundra Health Service and Roma Hospital.

•	$2.2 million towards completion of the replacement Aramac Primary Healthcare Centre.

•	$909,000 towards the refurbishment of the Alan Ticehurst Building in Cloncurry.

•	$2.3 million to commence replacement of the Dimbulah Primary Healthcare Clinic.

•	$5.2 million to replace the Home and Community Care building at Aurukun to provide additional clinical and accommodation facilities.

•	$15.5 million to complete the $334 million Townsville Hospital Expansion, a project co-funded by the Queensland and Australian Governments. Funding this year will deliver new clinical education facilities, additional car parking, and a number of mechanical and service upgrades to support the expansion.

•	$80 million under the Priority Capital Program to be distributed across Hospital and Health Services and Health Support Queensland for a range of capital works projects to enhance, refurbish or replace existing infrastructure and to sustain and improve business and service level continuity. The program seeks to address legislative compliance (including fire safety and food safety), essential services (including electricity, water supply and sewerage), major plant and systems (including air-conditioners, chillers, lifts and infrastructure call systems) and major building elements (including foundations, floors, walls and roofs).

•	$60.3 million to finalise a number of major projects where construction is largely complete, including: Cairns Hospital, Lady Cilento Children’s Hospital, Centre for Children’s Health Research, Mackay Base Hospital, Rockhampton Hospital, Alpha Co-located health and emergency services precinct, and Gold Coast University Hospital.

97

Capital Statement 2016-17

In 2016-17, $119.9 million will be invested in the continued state-wide roll out of clinical and administrative support systems and technology equipment replacement. These systems will ensure the right information and technology is available to the right people at the right time in line with emerging technologies and will ensure the sustainability of eHealth service delivery.

In 2016-17, $195.8 million will be allocated by Hospital and Health Services to capital projects across Queensland. Projects include:

•	$8.6 million for delivery of a new MRI at the Toowoomba Hospital in Darling Downs Hospital and Health Service.

•	$7.1 million for the establishment of an additional 32 bed adult inpatient ward at Caboolture Hospital in Metro North Hospital and Health Service.

•	$4 million for a step up/step down mental health facility at Nundah in Metro North Hospital and Health Service.

•	$8.7 million to deliver Stage 2 of the Inala Indigenous Southern Queensland Centre of Excellence in Metro South Hospital and Health Service.

•	$22.7 million for new and extended information communication technology at the Sunshine Coast University Hospital in the Sunshine Coast Hospital and Health Service.

Queensland Ambulance Service

In 2016-17, the Queensland Ambulance Service (QAS) will invest $59.7 million in capital purchases to support essential frontline services. These purchases will enable the highest possible pre-hospital quality emergency and non-emergency care and services to be provided to the community. In implementing its capital program, the QAS will review opportunities for co-location with health services to improve the close linkages and working relationships between public hospitals, as well as other emergency management infrastructure. Highlights of the QAS capital program include:

•	$27.5 million to purchase 170 new and replacement ambulance vehicles.

•	$5.2 million for operational equipment including further acquisition of new power assisted stretchers.

•	$8 million for strategic land and property acquisitions to accommodate future expansion of services.

•	$3.1 million for information systems development to enhance patient care and service delivery.

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Capital Statement 2016-17

•	$15.9 million for ambulance facilities, including:

•	commencing planning for the replacement ambulance station at Wynnum

•	completing new ambulance stations at Rainbow Beach and Yandina

•	completing the replacement ambulance station at Collinsville

•	continuing with the new stations at Bundaberg, Birtinya and Kenilworth

•	continuing with the replacement station at Coral Gardens and the replacement station and relief accommodation at Thursday Island

•	minor works at various stations to improve functionality and prolong useful life.

Council of the Queensland Institute of Medical Research

The QIMR capital program in 2016-17 will invest $8.8 million for the acquisition of new and/or replacement state-of-the-art scientific equipment.

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
QUEENSLAND HEALTH AND HOSPITAL AND HEALTH SERVICES

Property, Plant and Equipment[1]
Hospital and Health Services
Advancing Queensland Health Infrastructure Program	Various	230,000		20,000	210,000
Alpha Hospital and Co-located Emergency Services Project	315	17,500	16,266	1,234
Aramac PHCC Redevelopment	315	2,745	200	2,195	350
Aurukun PHCC Redevelopment	315	6,321	150	5,171	1,000
Cairns Hospital Redevelopment	306	446,300	434,764	7,536	4,000
Cape York Staff Accommodation - Kowanyama	315	1,375	250	1,125
Cloncurry Alan Ticehurst Building Refurbishment	315	909		909
Community Mental Health Program	Various	5,151	2,676	200	2,275
Dimbulah Primary Healthcare Clinic	315	4,453		2,272	2,181
Enhancing Regional Hospitals[2] Program	Various	180,000		27,870	152,130
Gold Coast University Hospital[3]	309	1,761,853	1,731,502	18,693	11,658

99

Capital Statement 2016-17

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Health and Hospital Fund Regional Priority Round	Various	108,261	69,596	28,813	9,852
Housing Stock Upgrades	Various			1,000	Ongoing
Lady Cilento Children’s Hospital[4]	305	1,433,145	1,381,817	15,161	36,167
Centre for Children’s Health[5] Research	305	125,000	111,312	1,200	12,488
Mackay Base Hospital Redevelopment	312	408,285	397,050	8,235	3,000
Master Planning Studies	Various			1,378	Ongoing
Priority Capital Program	Various			80,000	Ongoing
Rockhampton Hospital Expansion	308	178,364	170,100	8,264
Sunshine Coast University[6] Hospital	316	1,872,151	1,093,059	627,019	152,073
Townsville Hospital Expansion	318	334,000	314,500	15,500	4,000
Wynnum Integrated Health Care Centre	303	13,602		12,654	948
Project Finalisation	Various	3,142		3,142

Sub-total Hospital and Health Services				889,571

Other Acquisitions of Property, Plant and Equipment
Building Works Capital Project Management	Various			850	Ongoing
Capital Program Land Acquisition	Various	13,250		13,250
Emergent Works Program	Various			20,000	Ongoing
Health Technology Equipment	Various			3,909	Ongoing
Minor Capital Projects and[7] Acquisitions	Various			13,696	Ongoing
Reprioritised Capital	Various			91,140	Ongoing
Telehealth (Revitalisation of Regional, Rural and Remote Health Services)	Various	2,000	920	360	720
Project Finalisation	Various	419		419

Sub-total Other Acquisitions of Property, Plant and Equipment				143,624

Information Communication and Technology
Information Technology Equipment	Various			86,076	Ongoing
Information Communication and Technology	Various			33,850	Ongoing

Sub-total Information Communication and Technology				119,926

100

Capital Statement 2016-17

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Cairns and Hinterland
Minor Capital Projects and Acquisitions	306			3,096	Ongoing
Health Technology Equipment	306			2,389	Ongoing

Sub-total Cairns and Hinterland				5,485

Central Queensland
Minor Capital Projects and Acquisitions	308			2,274	Ongoing
Health Technology Equipment	308			1,658	Ongoing

Sub-total Central Queensland				3,932

Central West
Minor Capital Projects and Acquisitions	315			760	Ongoing
Health Technology Equipment	315			315	Ongoing

Sub-total Central West				1,075

Children’s Health Queensland
Minor Capital Projects and Acquisitions	305			1,668	Ongoing
Health Technology Equipment	305			1,063	Ongoing

Sub-total Children’s Health Queensland				2,731

Darling Downs
Minor Capital Projects and Acquisitions	307			7,877	Ongoing
Health Technology Equipment	307			1,958	Ongoing
MRI	317	9,550	955	8,595

Sub-total Darling Downs				18,430

Gold Coast
Minor Capital Projects and Acquisitions	309			3,543	Ongoing
Health Technology Equipment	309			2,846	Ongoing

Sub-total Gold Coast				6,389

Mackay
Minor Capital Projects and Acquisitions	312			1,489	Ongoing
Health Technology Equipment	312			1,284	Ongoing

Sub-total Mackay				2,773

101

Capital Statement 2016-17

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Metro North
Minor Capital Projects and Acquisitions	302			14,364	Ongoing
Health Technology Equipment	302			8,780	Ongoing
Caboolture 32 Bed Ward Stage 2	313	13,277	6,134	7,143
Capital Projects	302	14,659	4,593	10,066
Information Communication Technology	302	83,206	10,294	17,500	55,412
Nundah Step Up/Step Down	302	4,800	800	4,000
Acute bed capacity at Redcliffe Hospital	313	8,136	1,000	7,136

Sub-total Metro North				68,989

Metro South
Minor Capital Projects and Acquisitions	303			11,086	Ongoing
Health Technology Equipment	303			6,196	Ongoing
Inala Indigenous Southern Queensland Centre of Excellence Stage 2	310	10,233	1,488	8,745
Capital Projects	303	10,346	5,846	4,500

Sub-total Metro South				30,527

North West
Minor Capital Projects and Acquisitions	315			869	Ongoing
Health Technology Equipment	315			349	Ongoing

Sub-total North West				1,218

South West
Minor Capital Projects and Acquisitions	315			882	Ongoing
Health Technology Equipment	315			583	Ongoing

Sub-total South West				1,465

Sunshine Coast
Minor Capital Projects and Acquisitions	316			2,969	Ongoing
Health Technology Equipment	316			2,296	Ongoing

102

Capital Statement 2016-17

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Sunshine Coast University Hospital Group 4 ICT Project	316	57,000	21,838	22,674	12,488

Sub-total Sunshine Coast				27,939

Torres and Cape
Minor Capital Projects and Acquisitions	315			1,434	Ongoing
Health Technology Equipment	315			535	Ongoing

Sub-total Torres and Cape				1,969

Townsville
Minor Capital Projects and Acquisitions	318			4,763	Ongoing
Health Technology Equipment	318			3,507	Ongoing

Sub-total Townsville				8,270

West Moreton
Minor Capital Projects and Acquisitions	310			2,488	Ongoing
Health Technology Equipment	310			1,152	Ongoing
Capital Projects	310	31,340	1,149	7,403	22,788

Sub-total West Moreton				11,043

Wide Bay
Minor Capital Projects and Acquisitions	319			2,125	Ongoing
Health Technology Equipment	319			1,478	Ongoing

Sub-total Wide Bay				3,603

Queensland Ambulance Service
Building/General Works
Birtinya New Station	316	6,000	200	2,000	3,800
Bundaberg New Station	319	5,000	1,144	3,000	856
Collinsville Replacement Station	312	1,800	518	1,282
Coral Gardens Replacement Station	309	4,700	50	550	4,100
Kenilworth New Station	316	2,000	25	500	1,475
Rainbow Beach New Station	319	1,500	100	1,400
Thursday Island Replacement Station and Relief Accommodation	315	5,100	25	550	4,525

103

Capital Statement 2016-17

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Yandina New Station	316	2,200	50	2,150
Minor Works	Various			4,400	Ongoing
Wynnum Replacement Station	301	3,500		100	3,400

Sub-total Building/General Works				15,932

Land
Strategic Land Acquisitions	Various			8,000	Ongoing

Sub-total Land				8,000

Other Plant and Equipment
Ambulance Vehicle Purchases	Various			27,450	Ongoing
Information Systems Development	Various			3,080	Ongoing
Operational Equipment	Various			5,230	Ongoing

Sub-total Other Plant and Equipment				35,760

Sub-total Queensland Ambulance Service				59,692

Total Property, Plant and Equipment				1,408,651

COUNCIL OF THE QUEENSLAND INSTITUTE OF MEDICAL RESEARCH

Property, Plant and Equipment
Other scientific equipment	305			8,847	Ongoing

Total Property, Plant and Equipment				8,847

TOTAL QUEENSLAND HEALTH (PPE)				1,417,498

Notes:

1.	Total Estimated Cost may include both non-capital and capital component of project expenditure.
2.	In 2015-16, Hospital and Health Services expended internal funding for the planning phases of the Enhancing Regional Hospitals Program, therefore this has not been recorded in 2015-16 but will be included in future years.
3.	The Gold Coast University Hospital opened in September 2013. Remaining expenditure relates to finalisation of procurement for Furniture, Fittings and Equipment, completion of Information and Communication Technology and Health Precinct fitout.
4.	The Lady Cilento Children’s Hospital opened in November 2014. The funding allocation for the 2015-16 financial year is for the defects liability period, finalisation of contracts, finalisation of Information and Communication Technology deferred works, and staff to support the phases of the project.
5.	The $125 million comprises of $80 million of the State contribution and a total of $45 million has also been contributed through tenancy agreements of $15 million each with Queensland University of Technology, University of Queensland and Translational Research Institute. A further $9.9 million has been provided from within the Lady Cilento Children’s Hospital Program for pathology and Centre for Children’s Health Research future expansion enabling works.

104

Capital Statement 2016-17

6.	The $1.872 billion includes the total Sunshine Coast Health Institute (SCHI) fit out capital cost. Those elements of the total SCHI fit-out capital cost that relate to the proposed (non-QH) SCHI tenants (University of Sunshine Coast, Sunshine Coast TAFE and future medical school provider) will be funded directly via capital contributions from those tenants.
7.	Amount is net of $23.5 million non capital component of project expenditure.

105

Capital Statement 2016-17

QUEENSLAND POLICE SERVICE

Most new and ongoing capital initiatives to support the operational capability of the Queensland Police Service (QPS) are provided by the Public Safety Business Agency.

The QPS continue to be responsible for delivering operational equipment to maintain quality frontline services. In 2016-17, the QPS will invest $35.4 million in capital purchases.

Program highlights (Property, Plant and Equipment)

•	$788,000 for operational equipment and vehicles to improve counter-terrorism capability and capacity.

•	$4.9 million for Camera Detected Offence Program equipment.

•	$29.6 million for other property, plant and equipment including the replacement of operational assets.

Queensland Police Service
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
QUEENSLAND POLICE SERVICE

Property, Plant and Equipment
Improving Counter-Terrorism Capability and Capacity	Various	788		788
Camera Detected Offence Program	Various			4,940	Ongoing
Other plant and equipment	Various			29,649	Ongoing

Total Property, Plant and Equipment				35,377

TOTAL QUEENSLAND POLICE SERVICE (PPE)				35,377

106

Capital Statement 2016-17

QUEENSLAND TREASURY

Queensland Treasury’s capital purchases for 2016-17 will be $7.1 million.

Program Highlights (Property, Plant and Equipment)

•	$4.7 million in capital expenditure to implement a private Brisbane based cloud service and improve compliance, client interaction and service delivery. This will assist the Office of State Revenue to deliver the first phase of a transformational program of work to implement improved revenue management services into the future.

•	$2.4 million for ongoing asset replacement in the Office of Industrial Relations, including leasehold improvements and the replacement of information technology software, hardware and office equipment.

Queensland Treasury
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
QUEENSLAND TREASURY

Property, Plant and Equipment
Secure the integrity of the state revenue base and improve services into the future	305	6,833	1,511	4,691	631
Leasehold improvement for Office of Industrial Relations	303	1,100		1,100
Replacement of IT assets and office equipment	305			1,305	Ongoing

Total Property, Plant and Equipment				7,096

TOTAL QUEENSLAND TREASURY (PPE)				7,096

107

Capital Statement 2016-17

SCIENCE, INFORMATION TECHNOLOGY AND INNOVATION

In 2016-17, total capital purchases are $17.4 million and capital grants are $8.5 million for the Science, Information Technology and Innovation portfolio including its statutory body, commercialised business unit and shared service provider.

Department of Science, Information Technology and Innovation

The Department of Science, Information Technology and Innovation invests in and maintains the State’s scientific research facilities and equipment. The department provides reliable information systems, technologies and infrastructure to support service delivery across Government and to the community.

Program Highlights (Property, Plant and Equipment)

•	$5.9 million for consolidation and upgrade of finance and human resource systems managed by Queensland Shared Services.

•	$3.1 million for replacement of vital assets and critical information brokerage software enhancements in CITEC.

•	$2.9 million for ongoing replacement of departmental assets including essential scientific equipment.

•	$2.1 million to Smart Service Queensland for a new telephony solution which will ensure the ongoing success of the delivery of call centre services to the Queensland Government and public, particularly during periods of disasters and other significant events.

•	$1.8 million to the Library Board of Queensland for the purchase of heritage and infrastructure collections, intangible assets in the form of digital collections, as well as replacement of information technology and micrographic equipment.

•	$1.1 million to Smart Service Queensland to replace its Content Delivery System, which is critical for the call centre to provide ongoing high quality services to the Queensland public.

•	$400,000 to One-Stop Shop initiative for the procurement of Point of Sale receipting software and finalisation of Phase 2 deliverables.

Program Highlights (Capital Grants)

•	$8.2 million to the Australian Institute of Tropical Health and Medicine to support the establishment of the institute and strengthen Queensland’s readiness to combat biosecurity risks.

108

Capital Statement 2016-17

Science, Information Technology and Innovation
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF SCIENCE, INFORMATION TECHNOLOGY AND INNOVATION

Property, Plant and Equipment
Asset Replacement	305			2,868	Ongoing
Telephony Solution	305	2,100		2,100
Content Delivery System	305	1,225	130	1,095
One-Stop Shop	Various	4,875	4,475	400

Total Property, Plant and Equipment				6,463

Capital Grants
Australian Institute of Tropical Health and Medicine	Various	34,320	24,090	8,230	2,000
Engineering laboratories in Cairns	306	1,000	490	279	231

Total Capital Grants				8,509

LIBRARY BOARD OF QUEENSLAND

Property, Plant and Equipment
Asset Replacement Program	305			613	Ongoing
Heritage Collection Additions	305			336	Ongoing
Information Collection Additions	305			344	Ongoing
Digital Collection Additions	305			466	Ongoing

Total Property, Plant and Equipment				1,759

CITEC

Property, Plant and Equipment
Software Enhancements - Information Brokerage	305			600	Ongoing
Asset Replacement Program - ICT	305			2,500	Ongoing

Total Property, Plant and Equipment				3,100

QUEENSLAND SHARED SERVICES

Property, Plant and Equipment
Asset Replacement	305			200	Ongoing

109

Capital Statement 2016-17

Science, Information Technology and Innovation
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
System consolidation and upgrades	305	13,358	4,848	5,862	2,648

Total Property, Plant and Equipment				6,062

TOTAL SCIENCE, INFORMATION TECHNOLOGY AND INNOVATION (PPE)				17,384

TOTAL SCIENCE, INFORMATION TECHNOLOGY AND INNOVATION (CG)				8,509

110

Capital Statement 2016-17

STATE DEVELOPMENT

In 2016-17, the Department of State Development has capital purchases of $33.4 million and capital grants of $145.1 million to support economic development in Queensland.

Program Highlights (Property, Plant and Equipment)

•	$12.3 million for land acquisition in the Materials Transport and Services Corridor, Gladstone State Development Area.

•	$9.8 million for the development of the Bundaberg Gas Pipeline.

•	$6 million for land acquisition in the Targinnie Precinct, Gladstone State Development Area.

•	$5 million for the development of the North Queensland Stadium.

Program Highlights (Capital Grants)

•	$85 million for the Building our Regions program to fund critical infrastructure in regional areas.

•	$60.1 million for the Royalties for the Regions program to support regional communities.

State Development
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF STATE DEVELOPMENT

Property, Plant and Equipment
Materials Transport and Services Corridor, Gladstone	308	19,499	7,199	12,300
Bundaberg Gas Pipeline	319	18,000	8,174	9,826
Targinnie Precinct, Gladstone	308	67,868	61,868	6,000
North Queensland Stadium	318	95,000		5,000	90,000
Other Plant and Equipment	Various			317	Ongoing

Total Property, Plant and Equipment				33,443

Capital Grants
Building our Regions	Various	215,406	406	85,000	130,000

111

Capital Statement 2016-17

State Development
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Royalties for the Regions	Various	85,858	25,789	60,069

Total Capital Grants				145,069

TOTAL STATE DEVELOPMENT (PPE)				33,443

TOTAL STATE DEVELOPMENT (CG)				145,069

112

Capital Statement 2016-17

TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES

Total capital purchases for the Department of Tourism, Major Events, Small Business and the Commonwealth Games in 2016-17 are $11.7 million with $83.3 million in capital grants.

Program Highlights (Property, Plant and Equipment)

The property, plant and equipment expenditure in the Department of Tourism, Major Events, Small Business and the Commonwealth Games in 2016-17 is $11.7 million for the construction of Gold Coast 2018 Commonwealth Games venues and office equipment replacement.

•	$6.5 million is allocated to the Queensland State Velodrome for track cycling.

•	$5.1 million is allocated to the Carrara Stadium upgrades for athletics and warm up tracks.

Program Highlights (Capital Grants)

The capital grants in the Department of Tourism, Major Events, Small Business and the Commonwealth Games in 2016-17 are $83.3 million for the construction of Gold Coast 2018 Commonwealth Games venues.

•	$44.5 million is allocated as grants to the Carrara Precinct including Carrara Indoor Stadium, Carrara Southern Precinct and Carrara Sports and Leisure Centre for wrestling and badminton facilities.

•	$14.8 million is allocated as grants to the Belmont Shooting Centre for clay target, full bore, pistol and small bore shooting.

•	$8.9 million is allocated as grants for the Gold Coast Hockey Centre.

•	$3.7 million is allocated as grants to the Coomera Indoor Sports Centre for gymnastics and netball facilities.

•	$1.5 million is allocated as grants for the Nerang Mountain Bike Trails.

•	$1 million is allocated to the Village Roadshow Sound Stage 9 for squash, table tennis and boxing facilities.

113

Capital Statement 2016-17

Tourism, Major Events, Small Business and the Commonwealth Games[1]
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES

Property, Plant and Equipment
Queensland State Velodrome	301	59,487	52,719	6,508	260
Carrara Stadium	309	5,486	235	5,147	104
Other PPE - Office Equipment	305	78	20	10	48

Total Property, Plant and Equipment				11,665

Capital Grants
Belmont Shooting Centre	301	16,490	1,181	14,787	522
Broadbeach Bowls Club	309	4,035	3,434	591	10
Carrara Indoor Stadium	309	8,000	769	5,788	1,443
Carrara Southern Precinct	309	6,000	4,817	1,153	30
Carrara Sports and Leisure Centre	309	103,125	63,161	37,562	2,402
Coomera Indoor Sports Centre	309	39,873	35,502	3,650	721
Gold Coast Hockey Centre	309	13,492	3,356	8,942	1,194
Nerang Mountain Bike Trails	309	3,191	1,500	1,517	174
Gold Coast Aquatic Centre	309	41,391	41,204	135	52
Village Roadshow Sound Stage 9	309	11,000	10,000	1,000
Other Games Projects	309	15,522	3,553	8,171	3,798

Total Capital Grants				83,296

TOTAL TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES (PPE)				11,665

TOTAL TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES (CG)				83,296

Note:

1.	In accordance with the Venue Infrastructure Governance Framework, the Department of State Development has project and budget accountability and responsibility for Gold Coast 2018 Commonwealth Games venue delivery.

114

Capital Statement 2016-17

TRANSPORT AND MAIN ROADS

In 2016-17, total capital purchases for the Transport and Main Roads portfolio are $4.388 billion including capital grants of $334.5 million. The portfolio includes the Department of Transport and Main Roads, Queensland Rail, Far North Queensland Ports Corporation Limited, Gladstone Ports Corporation Limited, North Queensland Bulk Ports Corporation Limited, Port of Townsville Limited, RoadTek and the Gold Coast Waterways Authority.

Department of Transport and Main Roads

In 2016-17, capital purchases total $3.467 billion towards critical infrastructure investment across the State. The Queensland Government is committed to delivering an integrated, safe and efficient transport system that connects communities throughout the State.

Program Highlights (Property, Plant and Equipment)

•	$417.9 million towards the delivery of 75 new six car sets over the next five years, and construction of a new maintenance centre at Wulkuraka, and services over a 32 year period, at a total cost of $4.156 billion.

•	$399.9 million to construct the Toowoomba Second Range Crossing, providing a bypass route to the north of Toowoomba, from the Warrego Highway at Helidon to the Gore Highway at Athol, at a total cost of $1.606 billion, in partnership with the Australian Government.

•	$250 million towards widening the Gateway Motorway North to six lanes, between Nudgee and Bracken Ridge, at a total cost of $1.143 billion, in partnership with the Australian Government.

•	$94.5 million to extend the Gold Coast Light Rail system from the Gold Coast University Hospital to the Helensvale Rail Station, at a total cost of $420 million, in partnership with the Australian Government and Gold Coast City Council.

•	$84 million to construct a four lane realignment of the Bruce Highway from Traveston Road and Keefton Road, Gympie, Cooroy to Curra (Section C), at a total cost of $384.2 million, in partnership with the Australian Government.

•	$62.9 million to widen and improve five major Gold Coast roads in preparation for the 2018 Commonwealth Games, at a total cost of $160.7 million.

•	$56.9 million to duplicate the Bruce Highway (Brisbane - Gympie) from Cooroy Southern Interchange to Sankeys Road, Cooroy to Curra (Section A), at a total cost of $490 million, in partnership with the Australian Government.

115

Capital Statement 2016-17

•	$55.1 million of accelerated infrastructure projects under the Accelerated Works Program which include new overtaking lanes, intersection upgrades and road widening and strengthening, at a total cost of $144.6 million, in partnership with the Australian Government.

•	$40.1 million to upgrade the interchange at Exit 54 of the Pacific Motorway at Coomera, at a total cost of $74.7 million, in partnership with the Australian Government and an external developer.

•	$26.2 million for the replacement of timber bridges and approaches at various locations on the Peak Downs Highway between Nebo and Mackay, at a total cost of $70 million, in partnership with the Australian Government.

•	$24.6 million to duplicate the Warrego Highway from two to four lanes, between Charlton and Kingsthorpe, at a total cost of $160 million, in partnership with the Australian Government.

•	$16.4 million for a six-laning extension of the Bruce Highway between Robert Road and Foster Road, as part of the Cairns Southern Access Corridor (Stage 2) project, at a total cost of $58 million, in partnership with the Australian Government.

•	$20.5 million to convert the existing roundabout at Anzac Avenue and Deception Bay Road to a signalised intersection at Rothwell, at a total cost of $37.5 million, in partnership with the Australian Government and Moreton Bay Regional Council.

•	$13.5 million to commence two projects on the Gregory Developmental Road, including widening sections between Charters Towers and The Lynd and the construction of a new high-level Cape River Bridge, south of Charters Towers, at a total cost of $76.9 million.

•	$4 million to seal the Kennedy Developmental Road (The Lynd - Hughenden), known locally as the Hann Highway. State funding of $19.6 million over five years has been allocated for the Hann Highway improvements, with negotiations to continue with the Australian Government to secure a federal funding commitment. The Hann Highway spans both Far North and North West districts and project funding will be allocated to each district when scope and costings have been finalised.

•	$3 million to upgrade road access to tourist and culturally significant sites in Western Queensland, at a total cost of $10 million.

116

Capital Statement 2016-17

Program Highlights (Capital Grants)

•	$70 million of infrastructure development grants to local governments through the Transport Infrastructure Development Scheme (TIDS) and Aboriginal and Torres Strait Islander community assistance.

•	$21.6 million for the Queensland School Upgrade Scheme to provide funding to eligible school bus operators to assist with the purchase of new buses or buses that are less than five years old.

•	$15.2 million towards development of cycle networks throughout Queensland.

Gold Coast Waterways Authority

In 2016-17 Gold Coast Waterways Authority has allocated $7.6 million to improve management of, and provide better access to, the Gold Coast waterways, canals and rivers.

Program Highlights (Property, Plant and Equipment)

•	$4.4 million to improve access and safety by dredging navigation channels and improve accessibility and quality of waterways information.

•	$1.8 million to provide boating infrastructure such as boat ramps, pontoons and implementing the Surfers Riverside Masterplan.

Queensland Rail Limited

In 2016-17, $755.5 million is allocated towards capital purchases for Queensland Rail.

Program Highlights (Property, Plant and Equipment)

$452.7 million is provided towards network infrastructure across Queensland including:

•	$17.7 million is provided to commence the implementation of the European Train Control System Level 2 (ETCS 2) Inner City Project. Pending final project approval, implementation will deliver more network capacity as a precursor to Cross River Rail, at a total cost of $634.3 million.

•	$104.4 million to continue the duplication of the Gold Coast line between Coomera and Helensvale, at a total cost of $163.2 million.

•	$70.4 million for the replacement, renewal and upgrade of rail traction overhead and signalling in the South East Queensland network.

•	$32.4 million to introduce efficiencies to rail operations between Brisbane and Toowoomba through track and tunnel upgrades, at a total cost of $58.1 million.

117

Capital Statement 2016-17

•	$40 million for replacement, renewal and upgrade of rail bridges and tunnels in the Regional network.

•	$24.9 million to upgrade the capacity of the North Coast rail line to increase productivity and efficiency of freight transport, at a total cost of $100 million.

$243.1 million is provided to deliver and upgrade passenger rail infrastructure and rollingstock across Queensland including:

•	$54 million to construct stabling facilities to accommodate the New Generation Rollingstock, at a total cost of $115.4 million.

•	$56.1 million towards accessibility upgrades at Nambour, Graceville, Dinmore, Alderley and Newmarket Stations.

$59.7 million is allocated towards corporate, property and ICT works across Queensland.

Far North Queensland Ports Corporation Limited

In 2016-17, Far North Queensland Ports Corporation Limited has allocated $7.9 million towards new and continuing development within its ports in Far North Queensland.

Program Highlights (Property, Plant and Equipment)

•	$2.6 million to complete the extension of the Cairns boardwalk and foreshore promenade, at a total cost of $22.1 million.

•	$2.1 million to continue the development of the Tingira Street Precinct in Cairns, at a total cost of $32.5 million.

Gladstone Ports Corporation Limited

In 2016-17, Gladstone Ports Corporation Limited has allocated $75.5 million towards ongoing development at the Port of Gladstone, and additional works at the Port of Bundaberg and the Port of Rockhampton.

Program Highlights (Property, Plant and Equipment)

•	$44.1 million towards continuing upgrades at the RG Tanna Coal Terminal at the Port of Gladstone, at a total cost of $74.9 million.

•	$12.2 million to continue the Channel Duplication investigation, East Shores Parkland Expansion and other minor Port Services projects, at a total cost of $38.8 million.

118

Capital Statement 2016-17

North Queensland Bulk Ports Corporation Limited

In 2016-17, North Queensland Bulk Ports Corporation has allocated $29.5 million to continue port planning and development initiatives to meet industry requirements for export coal facilities.

Program Highlights (Property, Plant and Equipment)

•	$4.4 million to renew Wharf 4 fender at the Port of Mackay to support trade growth, at a total cost of $4.4 million.

•	$1 million to renew Wharf 5 fender at the Port of Mackay to support trade growth, at a total cost of $4 million.

•	$1.3 million to purchase residential properties that will become buffer land in the future between Coal Terminal and the community, at a total cost of $7.8 million.

Port of Townsville Limited

In 2016-17, Port of Townsville Limited has allocated $37.2 million towards ongoing development at the Port of Townsville, and additional works at the Port of Lucinda.

Program Highlights (Property, Plant and Equipment)

•	$26 million for the redevelopment of the Berth 4 facility, including alignment with adjacent berth and deck surface works, at a total cost of $40.5 million.

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
DEPARTMENT OF TRANSPORT AND MAIN ROADS

Property, Plant and Equipment
Metropolitan District
Gateway Upgrade North, Widen to 6 Lanes	302	1,142,727	238,340	250,000	654,387
Ipswich Motorway, Rocklea to Darra (Stage 1), Upgrade	310	400,000	4,581	25,419	370,000
New Generation Rollingstock and[1] Wulkuraka Maintenance Centre	310	4,155,705	309,166	417,882	3,428,657
North Brisbane Bikeway (Stage 2 and 3), Windsor to Wooloowin	305	14,000	631	3,584	9,785
Pacific Motorway, Riverside Expressway Enabling Works	305	28,365	7,000	10,000	11,365
Redland Bay Marina Bus Station	301	7,360	2,454	3,585	1,321

119

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Rosewood-Laidley Road, Wide Centre Line Treatment	310	7,322	484	6,138	700
Rosewood-Warrill View, Road Safety Enhancement Works	310	4,080	500	3,180	400
Sandgate Road / Junction Road Intersection Upgrade, Clayfield	305	6,900	5,065	1,236	599
Veloway 1, Pacific Motorway Cycleway (Stage D)	303	24,699	7,478	5,391	11,830
Other construction	305	34,675		34,675

Sub-total Metropolitan District				761,090

South Coast District
Beaudesert Town Centre Bypass	311	26,000	3,410	15,590	7,000
Cunningham Highway (Ipswich -[2] Warwick), Warrill View, Pavement Rehabilitation	310	12,500	500	8,000	4,000
Gold Coast Light Rail (Stage 2)[1]	309	420,000	52,409	94,467	273,124
Labrador-Carrara Road,[3] Crestwood Drive to Nerang Southport Road, Widen to 6 Lanes	309	18,000	3,348	9,000	5,652
Labrador-Carrara Road (Ross[3] Street) / Ashmore Road, Intersection Signalisation	309	26,000	10,036	6,664	9,300
Mount Lindesay Highway / Camp Cable Road, Intersection Signalisation	311	7,096	1,500	5,596
Scrubby Creek Cycle and Pedestrian Bridge, Waterford	311	3,952	702	3,250
Southport-Burleigh Road, Fremar[3] Street to Rudd Street, Widen to 6 lanes	309	17,000	5,700	5,300	6,000
Southport-Burleigh Road, North[3] Street to Vespa Crescent, Widen to 6 Lanes	309	38,000	11,591	20,000	6,409
Southport-Burleigh Road, Vespa[3] Crescent to Nerang River Bridge, Widen to 6 Lanes	309	49,000	17,099	17,000	14,901
Pacific Motorway Barrier Installation Program	309	19,800	4,800	15,000

120

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Pacific Motorway, Coomera Exit 54 Interchange Upgrade	309	74,700	34,638	40,062
Other construction	309	88,322		88,322

Sub-total South Coast District				328,251

Wide Bay Burnett District
Bruce Highway, Cooroy to Curra (Section C), Upgrade	319	384,241	33,015	84,000	267,226
Bruce Highway, Cooroy to Curra (Section D), Detailed Design	319	50,000	4,000	20,000	26,000
Bruce Highway (Maryborough - Gin Gin), Doghole Creek, Widening	319	6,211	264	5,143	804
Bruce Highway (Maryborough - Gin Gin), North of Nulla Flats, Overtaking lanes	319	6,051	135	3,645	2,271
Bruce Highway (Maryborough - Gin Gin), Torbanlea Exit, Widening	319	5,829	1,322	3,799	708
Bruce Highway, Tinana Interchange Upgrade	319	38,000	2,213	28,000	7,787
Bundaberg-Gin Gin Road, Burnett River Traffic Bridge Rehabilitation	319	17,550	5,000	6,180	6,370
Burnett River Bridge Replacement	319	11,525	2,150	7,375	2,000
Burrum Heads Lions Park Boat Ramp and Floating Walkway	319	5,051	2,625	2,426
Pialba-Burrum Heads Road / Scrub Hill Road / Wide Bay Drive, Intersection Signalisation	319	26,000	244	2,224	23,532
Other construction	319	57,723		57,723

Sub-total Wide Bay Burnett District				220,515

North Coast District
Bruce Highway (Brisbane - Gympie) / Boundary Road Interchange	313	100,375	7,000	28,000	65,375
Bruce Highway, Cooroy to Curra (Section A), Duplication	316	490,000	283,047	56,850	150,103
Bruce Highway Safety Package, Safety Barrier Installation	316	79,790	1,378	20,082	58,330

121

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Burpengary-Caboolture Road, Caboolture River Bridge Replacement	313	17,137	5,500	11,637
Caboolture-Bribie Island Road Intersection Upgrades	313	5,012	325	2,810	1,877
D’Aguilar Highway (Caboolture - Kilcoy), Safety Improvements	313	16,000	6,186	3,724	6,090
Moreton Bay Rail Link, Petrie Station to Kippa-Ring Station	314	988,000	868,795	91,678	27,527
Rothwell Intersection Upgrade Project	313	37,500	3,000	20,500	14,000
Sunshine Coast University[4] Hospital, Kawana Way Roundabout Upgrades	316	22,000	50	11,000	10,950
Other construction	316	52,928		52,928

Sub-total North Coast District				299,209

Darling Downs District
Gatton - Esk Road, Intersection Improvements	317	5,441	485	4,956
New England Highway (Yarraman - Toowoomba), Overtaking Lanes	307	7,000	104	6,896
Toowoomba Second Range[1] Crossing	317	1,606,250	83,558	399,870	1,122,822
Warrego Highway, Brigalow -[5] Chinchilla, Widening	307	39,600	15,144	13,101	11,355
Warrego Highway, Charlton -[5] Kingsthorpe, Duplication	317	160,000	4,539	24,635	130,826
Warrego Highway, Dalby Eastern[5] Access Upgrade	307	56,000	2,683	6,514	46,803
Warrego Highway, Dalby Western[5] Access Upgrade (Stage 1)	307	59,000	2,107	6,318	50,575
Warrego Highway (Dalby - Miles),[5] Jingi Jingi Creek Bridge	307	32,300	2,626	8,147	21,527
Warrego Highway (Dalby - Miles),[5] Overtaking Lanes	307	35,000	510	2,521	31,969
Warrego Highway /[5] Jondaryan-Sabine Road (Acland) Intersection Upgrade	307	6,000	411	3,776	1,813

122

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Warrego Highway, Oakey - Dalby,[5] Overtaking Lanes	307	44,000	2,369	23,721	17,910
Other construction	307	63,923		63,923

Sub-total Darling Downs District				564,378

South West District
Balonne Highway (Bollon -[6] Cunnamulla), Widening	315	3,000	190	2,810
Bulloo Developmental Road[6] (Cunnamulla - Thargomindah), Widening	315	2,000	226	1,774
Carnarvon Highway (Injune - Rolleston), Shoulder and Narrow Pavement Sealing	307	1,991	200	1,791
Carnarvon Highway / Roma-Taroom Road Intersection Upgrade	307	1,989	100	1,889
Diamantina Developmental Road[6] (Charleville - Windorah), Widening	315	8,000	620	7,380
Mitchell Highway (Barringun -[6] Cunnamulla), Widening	315	1,600	182	1,418
Other construction	307	24,772		24,772

Sub-total South West District				41,834

Fitzroy District
Bruce Highway (Benaraby - Rockhampton), Bajool, Widening	308	16,950	2,540	14,410
Bruce Highway (Benaraby - Rockhampton), Midgee, Widening	308	15,250		15,250
Bruce Highway / Bororen Lawn Cemetery Intersection Upgrade	308	4,000	100	3,900
Bruce Highway (Gin Gin - Benaraby), Bororen, Widening	308	2,710	100	2,610
Burnett Highway (Monto - Biloela), Widening	308	10,000	1,190	8,810
Capricorn Highway (Rockhampton - Duaringa), Overtaking Lane	308	3,750	500	3,250
Dawson Highway (Gladstone - Biloela), Kin Kora Intersection Upgrade	308	25,200	14,050	3,900	7,250

123

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Dawson Highway, Timber Bridge[4] Replacement Package	308	40,000	100	7,600	32,300
Gladstone-Mount Larcom Road, Gladstone, Widening	308	2,334	200	2,100	34
Gregory Highway (Emerald - Clermont), Productivity Enhancement Works	308	8,958	1,300	4,816	2,842
Gregory Highway (Gregory - Clermont), Intersection Upgrades	308	7,400	40	2,677	4,683
Rockhampton Road Train Access[4] (Stage 1)	308	10,000		100	9,900
Other construction	308	57,184		57,184

Sub-total Fitzroy District				126,607

Central West District
Alpha-Tambo Road, Pave and[7] Seal	315	4,543	3,380	1,163
Capricorn Highway, Belyando River Rest Area	315	1,000	35	965
Cramsie-Muttaburra Road, Longreach, Pave and Seal	315	1,875	684	1,191
Diamantina Developmental Road[6] (Bedourie - Boulia), Boulia, Pave and Seal	315	5,000	1,000	4,000
Diamantina Developmental Road (Windorah - Bedourie), Bedourie, Pave and Seal	315	1,163	68	1,095
Eyre Developmental Road[6] (Bedourie - Birdsville), Bedourie, Pave and Seal	315	2,000	200	1,800
Landsborough Highway (Blackall -[2,8] Barcaldine), Barcaldine, Widening	315	12,500	875	5,000	6,625
Kennedy Developmental Road[7] (Winton - Boulia), Rehabilitation and Widening	315	5,974	4,116	1,858
Other construction	315	21,559		21,559

Sub-total Central West District				38,631

Mackay Whitsunday District
Bruce Highway / Hay Point Road Intersection Upgrade	312	15,000	10,412	4,588

124

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Bruce Highway (Mackay - Proserpine), Kitty Creek and Careys Creek, Overtaking Lanes	312	6,500	2,967	3,533
Bruce Highway (Mackay -[8] Proserpine), Thomsetts Road Overtaking Lanes	312	3,500	2,141	1,359
Bruce Highway (Proserpine -[8] Bowen), Dingo Creek and Emu Creek, Overtaking Lanes	312	7,000	245	6,755
Bruce Highway, Sandy Gully Bridge Upgrade	312	57,500	5,736	15,416	36,348
Mackay-Habana Road / Glenella-Richmond Road Intersection Improvements	312	2,220	338	1,882
Mackay-Slade Point Road, Vines[8] Creek Bridges Replacement	312	28,000	1,193	5,288	21,519
Peak Downs Highway, Eton Range Realignment	312	189,200	24,151	31,880	133,169
Peak Downs Highway (Nebo - Mackay), Timber Bridge Replacements	312	70,000	1,731	26,226	42,043
Other construction	312	79,284		79,284

Sub-total Mackay Whitsunday District				176,211

Far North District
Bruce Highway, Anderson Road[8] (Gordonvale), Overtaking Lane	306	2,530	150	2,380
Bruce Highway (Ingham - Innisfail), Tully, Widening	306	12,400	898	7,502	4,000
Bruce Highway (Innisfail - Cairns), Formation Widening	306	37,600	6,126	18,605	12,869
Cairns Southern Access Corridor (Stage 2), Widen to Six Lanes	306	58,000	4,965	16,432	36,603
Cape York Region Package,[9] Miscellaneous Works	Various	74,381	47,085	11,138	16,158
Gulf Developmental Road[6] (Croydon - Georgetown) Widening	315	5,000	525	4,475
Kennedy Highway (Cairns - Mareeba), Overtaking Lanes	306	3,475	362	3,113

125

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Malanda-Upper Barron Road, Widening and Intersection Upgrades	306	5,000	356	4,644
Peninsula Developmental Road[9] (Coen - Weipa), Archer River, Pave and Seal	315	17,483	967	13,169	3,347
Peninsula Developmental Road[9] (Coen - Weipa), Rio Tinto Boundary, Pave and Seal	315	7,409	340	5,108	1,961
Peninsula Developmental Road[9] (Laura - Coen), Coen South, Pave and Seal	315	21,661	2,860	12,901	5,900
Peninsula Developmental Road[9] (Laura - Coen), Musgrave, Pave and Seal	315	13,907	3,387	7,857	2,663
Other construction	306	29,442		29,442

Sub-total Far North District				136,766

Northern District
Accelerated Works Program[8]	318	53,660	8,986	18,585	26,089
Bruce Highway (Ayr - Townsville), Billabong Sanctuary to Sunbird Motel, Widening	318	5,160	326	3,811	1,023
Bruce Highway (Bowen - Ayr), Burdekin River Bridge Rehabilitation	318	43,750	35,158	3,575	5,017
Bruce Highway (Ingham - Innisfail),[8] Arnot Creek Bridge Replacement	318	10,000	1,738	6,762	1,500
Bruce Highway (Townsville - Ingham), Cattle Creek and Frances Creek, Upgrade	318	174,000	4,966	13,256	155,778
Bruce Highway (Townsville -[8] Ingham), Northern Access Intersection, Safety Improvements (Early Works)	318	8,750	787	7,718	245
Bruce Highway (Townsville -[8] Ingham), Scovazzios Road to Como Road, Overtaking Lanes	318	9,600	502	6,023	3,075
Bruce Highway, Townsville Ring Road (Stage 4)	318	200,000	134,970	40,914	24,116

126

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Garbutt-Upper Ross Road,[4] Riverway Drive Duplication	318	30,000	950	3,050	26,000
Gregory Developmental Road, Cape River Bridge Replacement	318	34,600	717	2,283	31,600
Gregory Developmental Road, Charters Towers to The Lynd, Widen Sections	318	42,280	182	11,218	30,880
Hervey’s Range Developmental[8] Road (Townsville - Battery), Hervey Range Road, Wide Centre Line Treatment	318	7,810	1,500	6,310
Other construction	318	36,546		36,546

Sub-total Northern District				160,051

North West District
Burke Developmental Road, Burke[6] and Wills Junction to Normanton, Widening	315	4,000	1,000	3,000
Cloncurry-Dajarra Road, Cloncurry[6] to Duchess, Sealing	315	5,000	2,869	2,131
Flinders Highway (Hughenden -[2] Richmond), Strengthening and Widening	315	7,100	500	6,600
Flinders Highway (Julia Creek -[2] Cloncurry), Strengthening and Widening	315	6,000	2,000	4,000
Kennedy Developmental Road[10] (Hann Highway), The Lynd - Hughenden, Sealing	315	19,600		4,000	15,600
Flinders Highway (Richmond -[2] Julia Creek), Strengthening and Widening	315	10,700	2,100	8,600
Richmond-Winton Road, South of6 Richmond, Sealing	315	1,200		1,200
Wills Developmental Road, Julia[6] Creek to Burke and Wills Junction, Strengthening and Widening	315	1,200		1,200

127

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Wills Developmental Road (Julia[6] Creek - Burketown), Strengthening and Widening	315	2,000	800	1,200
Other construction	315	40,246		40,246

Sub-total North West District				72,177

State Wide
Boating Infrastructure Minor[11] Works	Various			5,950	Ongoing
Maritime Safety Minor Works	Various			9,169	Ongoing
Passenger Transport Facilities[12] Program	Various			12,440	Ongoing
Transport Corridor Acquisition Fund	Various			73,000	Ongoing
Other construction	Various	65,645		65,645

Sub-total State Wide				166,204

Other Property, Plant and Equipment
Corporate Buildings	Various			9,000	Ongoing
Information Technology	Various			17,754	Ongoing
Plant and Equipment	Various			13,892	Ongoing

Sub-total Other Property, Plant and Equipment				40,646

Total Property, Plant and Equipment				3,132,570

Capital Grants
Building Our Regions	Various	9,094		9,094
Boulia-Tobermorey Road, Pave and Seal	315	1,150		1,150
Bridges Renewal Program	Various	43,514	5,358	34,876	3,280
Regional Roads Infrastructure Package	Various	14,000	750	9,970	3,280
Royalties for the Regions	Various	52,365	34,731	15,087	2,547
Other Outback Way - Queensland	315	7,408	6,558	850
Western Queensland, Tourist and Culturally Significant Sites Access	315	10,000		3,000	7,000
Transport Infrastructure Development Scheme	Various			70,000	Ongoing
Black Spot	Various			30,942	Ongoing
Queensland School Bus Upgrade	Various			21,582	Ongoing
Cycle Program	Various			15,216	Ongoing

128

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Passenger Transport Accessible Infrastructure Program	Various			5,076	Ongoing
Cape York Region Package	Various	48,072	92	4,013	43,967
Boating Capital Grants	Various			500	Ongoing
Other Capital Grants	Various	113,125		113,125

Total Capital Grants				334,481

GOLD COAST WATERWAYS AUTHORITY

Property, Plant and Equipment
Navigation Access and Safety	309	21,157	6,644	4,370	10,143
Boating Infrastructure Program	309	8,050	1,723	1,750	4,577
Plant, Equipment & Minor Works	309	8,190	2,930	1,480	3,780

Total Property, Plant and Equipment				7,600

ROADTEK

Property, Plant and Equipment
Hire Plant	Various			7,500	Ongoing

Total Property, Plant and Equipment				7,500

QUEENSLAND RAIL LIMITED

Property, Plant and Equipment
Network Assets
South East Queensland
European Train Control System Level 2 - Inner City	305	634,300	1,500	17,700	615,100
Lawnton to Petrie: Third Track[13]	314	175,198	168,962	6,236
Coomera to Helensvale	309	163,164	17,812	104,359	40,993
Rail Bridge and Tunnel Replacement and Renewal	Various			21,400	Ongoing
Rail Track and Turnout Replacement and Renewal	Various			41,032	Ongoing
Rail Network and Operational Facilities	Various			17,690	Ongoing
Rail Traction Overhead Signalling Replacement and Renewal	Various			70,418	Ongoing

129

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Other Rail Network South East Queensland Projects	Various			18,358	Ongoing
Regional Queensland
Toowoomba Range Capacity[14] and Clearance	317	58,144	1,791	32,419	23,934
North Coast Line Capacity Improvement Project (Passing Loops)	Various	100,000	112	24,888	75,000
Rail Bridge and Tunnel Replacement and Renewal	Various			40,038	Ongoing
Rail Track and Turnout Replacement and Renewal	Various			21,154	Ongoing
Rail Network and Operational Facilities	Various			639	Ongoing
Rail Traction Overhead Signalling Replacement and Renewal	Various			26,135	Ongoing
Other Rail Network Regional Queensland Projects	Various			10,229	Ongoing

Sub-total Network Assets				452,695

Passenger Rail Operations
Citytrain
New Generation Rollingstock
New Generation Rollingstock Stabling Facilities	Various	115,416	61,395	54,021
New Generation Rollingstock Connection Works	310	80,000	78,598	1,402
NGR Operational Readiness: Business Systems	312	31,064	15,098	15,966
Station Accessibility Upgrades
Alderley-Newmarket Station Upgrades	305	31,711	4,682	26,953	76
Nambour Station Upgrade	316	9,100	4,816	4,284
Graceville-Dinmore Station Upgrades	Various	33,058	8,080	24,901	77
Rollingstock Overhauls	Various			29,867	Ongoing

130

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Stations and Operational Facilities	Various			52,686	Ongoing
Other Citytrain Projects	Various			5,492	Ongoing
Travel and Tourist
Rollingstock Overhauls	Various			17,219	Ongoing
Stations and Operational Facilities	Various			6,526	Ongoing
Other Travel and Tourist Projects	Various			3,829	Ongoing

Sub-total Passenger Rail Operations				243,146

Business Enabling
Statewide Enabling Works	Various			59,676	Ongoing

Total Property, Plant and Equipment				755,517

FAR NORTH QUEENSLAND PORTS CORPORATION LIMITED

Property, Plant and Equipment
Foreshore Development	306	22,092	19,452	2,640
Cityport Commercial Allowance	306	3,870	2,970	300	600
Mourilyan Lease Acquisitions	306	250		250
Tingira Street Subdivision Development	306	32,521	1,960	2,100	28,461
Plant, Equipment and Minor Works	306			2,640	Ongoing

Total Property, Plant and Equipment				7,930

GLADSTONE PORTS CORPORATION LIMITED

Property, Plant and Equipment
RG Tanna Coal Terminal Projects
Process Control Systems, Stockpile Management and Upgrades	308	52,943	16,971	30,493	5,479
Conveyor Life Extension	308	17,851	3,718	10,569	3,564
Capacity Maximisation	308	4,100		3,000	1,100
Indigenous Land Use Agreement	308	1,850	50	1,800
Barney Point Mooring Upgrade and Conveyor Overpass	308	1,560	600	960

131

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Floor 4 Preventative Cathodic Protection Slotting to Wharf & Approach Deck life extension	308	1,800	1,500	300
Port of Bundaberg Bulk Liquids Wharf	319	2,000	120	1,880
Wharf Drive Upgrades & Bundaberg Miscellaneous Projects	319	755		300	455
Port Alma Building Replacement	308	882	600	282
Water Police - O’Connel Wharf Pontoon Extension	308	600	350	250
Port Services Projects	308	38,812	11,251	12,192	15,369
Marina Pilot Services Projects	308	6,210	500	3,210	2,500
Commercial Projects	308	940		940
Property Projects	308	850	250	600
Information Systems Projects	308	8,864	1,269	7,595
Plant, Equipment and Minor Works	308	1,463	50	1,151	262

Total Property, Plant and Equipment				75,522

NORTH QUEENSLAND BULK PORTS CORPORATION LIMITED

Property, Plant and Equipment
Abbot Point Administrative Services Precinct	312	6,950		200	6,750
Indigenous Land User Agreement	312	1,029	779	250
Abbot Point Port Development General	312	555	340	215
Hay Point Port Development General	312	691	270	421
Louisa Creek Acquisition Program	312	7,760	1,500	1,252	5,008
Hay Point Multi Offload Facility	312	2,500	2,000	500
Middle Breakwater Fuel Line Supports Replacement	312	990		990
Mackay Wharf 4 Fender Upgrade	312	4,350		4,350
Mackay Wharf 5 Fender Upgrade	312	4,000		1,000	3,000
Harbour Rd East - Roundabout at Ken White Avenue	312	1,857	607	1,250
Mackay Wharf 1 Deck Concrete Sealing	312	1,100	600	500
Mackay Water Network Enhancements	312	820	70	750
Mackay Tug Berth facilities	312	2,700		2,700

132

Capital Statement 2016-17

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-16 $‘000	Budget 2016-17 $‘000	Post 2016-17 $‘000
Mackay Capital Dredging	312	2,240		2,240
Mackay Port Development General	312	11,054	7,629	2,970	455
Weipa Port Development General	315	471	110	251	110
Pilotage Upgrade and Replacements	312	4,485	145	580	3,760
Business Improvement	312	1,415	264	951	200
Plant, Equipment and Minor Works	312	12,075	325	8,150	3,600

Total Property, Plant and Equipment				29,520

PORT OF TOWNSVILLE LIMITED

Property, Plant and Equipment
Berth 4 Upgrade	318	40,500	5,000	26,000	9,500
Berth 8 and 9 Pile Encapsulation	318	1,800	560	1,240
Berth 8 and 9 Central Pier Slab Strengthening for Cargo Storage	318	519	319	200
Replacement of Pilot Vessel Petrel II	318	2,450	800	1,650
Multi Combination Vehicle Port Access Improvement Works	318	1,274	424	850
Berth 3 Paved Area Upgrade	318	800	50	250	500
Berth 9 Cathodic Protection	318	3,094		94	3,000
Port Management Information System	318	1,300		200	1,100
Plant, Equipment and Minor Works	318			6,686	Ongoing

Total Property, Plant and Equipment				37,170

TOTAL TRANSPORT AND MAIN ROADS (PPE)				4,053,329

TOTAL TRANSPORT AND MAIN ROADS (CG)				334,481

Notes:

1.	This project is being delivered under a Public Private Partnership arrangement (PPP).
2.	Part of the $61.6 million National Highway Upgrade Program.
3.	Part of the $160.7 million Commonwealth Games Upgrade Package.
4.	Part of the State Infrastructure Fund Priority Economic Works and Productivity Program.
5.	Part of the $635 million Warrego Highway Upgrade Package to upgrade the Warrego Highway between Toowoomba and Miles.
6.	Part of the $40 million Western Roads Upgrade Program.
7.	Part of the $24.5 million Outback Way Program.
8.	Part of the $144.6 million Accelerated Works Program.
9.	Part of the $260.5 million Cape York Region Package.

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Capital Statement 2016-17

10.	State funding of $19.6 million has been allocated for the Hann Highway upgrade with negotiations to continue with the Australian Government to secure a federal funding commitment. This project is currently reporting in North West district. The Hann Highway spans both Far North and North West districts and project funding will be allocated to each district when scope and costings have been finalised.
11.	Represents the statewide allocation only, as part of the $17.1 million Recreational Boating Program.
12.	Represents the statewide allocation only, as part of the $25.5 million Passenger Transport Facilities Program.
13.	Note Responsible Minister approved budget is $187 million but total estimated cost is presently estimated to be $175.2 million.
14.	Note the total project cost advised by TMR was $58.75 million but current total estimated cost based on a reduced scope is $34.3 million.

Total estimated cost is inclusive of both non-capital and capital components of project expenditure.

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Capital Statement 2016-17

Appendices

Appendix A:	Entities included in capital outlays 2016-17

Aboriginal and Torres Strait Islander Partnerships

Department of Aboriginal and Torres Strait Islander Partnerships

Agriculture and Fisheries

Department of Agriculture and Fisheries

Queensland Agricultural Training Colleges

QRAA

Communities, Child Safety and Disability Services

Department of Communities, Child Safety and Disability Services

Education and Training

Department of Education and Training

Queensland Curriculum and Assessment Authority

TAFE Queensland

Electoral Commission of Queensland

Energy and Water Supply

Department of Energy and Water Supply

CS Energy Limited

Stanwell Corporation Limited

Energex Limited

Ergon Energy Corporation Limited

Powerlink Queensland

SunWater Limited

Gladstone Area Water Board

Mount Isa Water Board

Seqwater

Environment and Heritage Protection

Department of Environment and Heritage Protection

Housing and Public Works

Department of Housing and Public Works

Queensland Building and Construction Commission

Residential Tenancies Authority

135

Capital Statement 2016-17

Infrastructure, Local Government and Planning

Department of Infrastructure, Local Government, and Planning.

Economic Development Queensland

Southbank Corporation

Queensland Reconstruction Authority

Justice and Attorney General

Department of Justice and Attorney-General

Public Trustee of Queensland

Legal Aid Queensland

Crime and Corruption Commission

Legislative Assembly of Queensland

National Parks, Sport and Racing

Department of National Parks Sport and Racing

Stadiums Queensland

Natural Resources and Mines

Department of Natural Resources and Mines

Premier and Cabinet

Department of the Premier and Cabinet

Queensland Museum

Queensland Art Gallery

Queensland Performing Arts Trust

Public Safety Business Agency

Queensland Fire and Emergency Services

Queensland Fire and Emergency Services

Queensland Health

Queensland Health and Hospital and Health Services

Queensland Ambulance Service

Council of the Queensland Institute of Medical Research

Queensland Police Service

Queensland Treasury

Science, Information Technology and Innovation

Department of Science, Information Technology and Innovation

Library Board of Queensland

CITEC

Queensland Shared Services

State Development

Department of State Development

Tourism, Major Events, Small Business and the Commonwealth Games

Department of Tourism, Major Events, Small Business and the Commonwealth Games

136

Capital Statement 2016-17

Transport and Main Roads

Department of Transport and Main Roads

Gold Coast Waterways Authority

RoadTek

Queensland Rail Limited

Far North Queensland Ports Corporation Limited

Gladstone Ports Corporation Limited

North Queensland Bulk Ports Corporation Limited

Port of Townsville Limited.

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Capital Statement 2016-17

Appendix B:	Key concepts and coverage

Coverage of the capital statement

Under accrual output budgeting, capital is the stock of assets including property, plant and equipment and intangible assets that an agency owns and/or controls and uses in the delivery of services, as well as capital grants made to other entities. The following definitions are applicable throughout this document:

•	capital purchases – property, plant and equipment outlays as per the financial statements excluding asset sales, depreciation and revaluations; and

•	capital grants – capital grants to other entities and individuals (excluding grants to other Government departments and statutory bodies).

Capital purchases and capital grants include information for all bodies defined as reporting entities for the purpose of whole-of-Government financial reporting requirements, excluding Public Financial Corporations. Projects without a recorded total estimated cost are ongoing. The entities included in scope for the Capital Statement are listed in Appendix A.

Capital contingency

Consistent with the approach adopted in previous years, a capital contingency reserve has been included. This reserve recognises that while agencies budget to fully use their capital works allocation, circumstances such as project lead-in times, project management constraints, unexpected weather conditions and capacity constraints such as the supply of labour and materials may prevent full usage. On a whole-of-Government basis, there is likely to be underspending, resulting in a carryover of capital allocations.

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Capital Statement 2016-17

Appendix C:	Capital Purchases by Entity by Region 2016-17

	Brisbane						Ipswich	Wide Bay
	Bris Est	Bris Nth	Bris Sth	Bris Wst	Inner Bris	Sub Total
Entity[2]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Aboriginal and Torres Strait Islander Partnerships	—	—	—	—	282	282	—	—

Agriculture and Fisheries	387	356	586	402	9,462	11,193	544	486

Communities, Child Safety and Disability Services	1,415	1,286	2,129	1,150	1,534	7,514	3,107	2,854

Education and Training	17,736	14,694	29,876	21,363	35,754	119,423	40,210	20,557

Electoral Commission of Queensland	—	—	—	—	6,385	6,385	—	—

Energy and Water Supply	11,217	120,022	145,029	61,836	195,019	533,123	116,393	154,341

Environment and Heritage Protection	414	380	625	333	458	2,210	580	518

Fire and Emergency Services	386	358	589	314	432	2,079	547	489

Housing and Public Works	14,204	15,527	24,233	8,748	15,288	78,000	15,900	11,062

Infrastructure, Local Government and Planning	—	—	—	—	18,439	18,439	5,000	10,870

Justice and Attorney-General	2,596	2,839	4,933	2,101	22,874	35,343	59,230	5,969

Legislative Assembly of Queensland	—	—	—	—	5,214	5,214	—	—

National Parks, Sport and Racing	3,803	1,660	19,379	6,414	6,676	37,932	1,638	1,462

Natural Resources and Mines	—	—	238	—	5,338	5,576	318	238

Premier and Cabinet	—	—	—	—	27,931	27,931	—	—

Public Safety Business Agency[3]	6,089	5,600	9,222	4,927	25,933	51,771	10,756	18,200

Queensland Health	23,190	75,666	69,188	18,775	52,972	239,791	50,937	37,445

Queensland Police Service	1,702	1,567	2,579	1,376	1,893	9,117	2,395	2,140

Queensland Treasury	—	—	1,100	—	5,996	7,096	—	—

Science, Information Technology and Innovation	19	18	29	16	17,005	17,087	27	24

State Development	15	14	23	12	17	81	21	9,845

Tourism, Major Events, Small Business and the Commonwealth Games	6,508	—	—	—	10	6,518	—	—

Transport and Main Roads	40,700	284,186	61,647	30,019	135,433	551,985	514,265	269,382

Other Agencies[4]	359	330	544	290	399	1,922	505	451

Anticipated Capital Contingency Reserve and Other Adjustments[5]

Funds Allocated	130,629	524,056	371,632	157,941	590,241	1,774,499	821,673	545,868

Notes:

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	Includes associated statutory bodies.
3.	The Public Safety Business Agency will purchase any capital on behalf of the Inspector-General Emergency Management.
4.	Includes the other Government entities with non-material capital programs.
5.	The Anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

139

Capital Statement 2016-17

	Darling Downs			Gold Coast	Logan	Mackay	Qld Outback and Far North Qld
	D Downs Maranoa	Toowoomba	Sub Total	G Coast	Logan B’desert		Outback
Entity[2]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Aboriginal and Torres Strait Islander Partnerships	—	—	—	—	—	—	3,347

Agriculture and Fisheries	2,556	904	3,460	959	542	306	1,360

Communities, Child Safety and Disability Services	931	807	1,738	3,435	1,949	1,719	1,351

Education and Training	19,147	9,551	28,698	88,884	26,038	20,205	6,136

Electoral Commission of Queensland	—	—	—	—	—	—	—

Energy and Water Supply	139,651	202,471	342,122	127,009	23,342	55,485	175,290

Environment and Heritage Protection	273	231	504	1,022	578	326	159

Fire and Emergency Services	258	218	476	963	545	308	149

Housing and Public Works	10,801	3,397	14,198	27,996	5,854	9,165	66,653

Infrastructure, Local Government and Planning	—	—	—	23,842	—	5,800	937

Justice and Attorney-General	1,796	1,459	3,255	10,483	3,639	2,136	1,338

Legislative Assembly of Queensland	—	—	—	—	—	—	—

National Parks, Sport and Racing	772	653	1,425	3,239	1,630	920	3,113

Natural Resources and Mines	478	398	876	238	158	478	479

Premier and Cabinet	—	—	—	—	—	—	—

Public Safety Business Agency[3]	4,786	11,152	15,938	15,072	8,530	6,922	10,022

Queensland Health	23,814	22,968	46,782	81,720	31,813	30,543	28,286

Queensland Police Service	1,129	955	2,084	4,220	2,388	1,348	654

Queensland Treasury	—	—	—	—	—	—	—

Science, Information Technology and Innovation	13	11	24	48	27	15	7

State Development	10	9	19	38	21	12	6

Tourism, Major Events, Small Business and the Commonwealth Games	—	—	—	5,147	—	—	—

Transport and Main Roads	486,497	184,205	670,702	499,836	76,524	250,847	182,228

Other Agencies[4]	201	238	439	890	503	284	138

Anticipated Capital Contingency Reserve and Other Adjustments[5]

Funds Allocated	692,523	439,253	1,131,776	894,279	183,924	386,490	481,243

Notes:

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	Includes associated statutory bodies.
3.	The Public Safety Business Agency will purchase any capital on behalf of the Inspector-General Emergency Management.
4.	Includes the other Government entities with non-material capital programs.
5.	The Anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

140

Capital Statement 2016-17

	Qld Outback and Far North Qld	Fitzroy	Sunshine Coast				Townsville	Totals
	Cairns		Sunshine Coast	Moreton B Nth	Moreton B Sth	Sub Total
Entity[2]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Aboriginal and Torres Strait Islander Partnerships	47	28	—	—	—	—	116	3,820

Agriculture and Fisheries	411	1,726	574	399	325	1,298	401	22,686

Communities, Child Safety and Disability Services	1,506	1,418	2,063	1,441	1,135	4,639	1,458	32,688

Education and Training	42,161	23,436	62,680	16,941	19,439	99,060	37,498	552,306

Electoral Commission of Queensland	—	—	—	—	—	—	—	6,385

Energy and Water Supply	48,071	341,720	121,535	14,707	29,190	165,432	101,626	2,183,954

Environment and Heritage Protection	438	422	612	425	347	1,384	428	8,569

Fire and Emergency Services	413	398	577	401	327	1,305	403	8,075

Housing and Public Works	71,563	11,224	14,196	7,865	3,533	25,594	55,090	392,299

Infrastructure, Local Government and Planning	200	1,500	—	—	—	—	5,189	71,777

Justice and Attorney-General	3,074	5,633	4,083	3,515	2,180	9,778	6,522	146,400

Legislative Assembly of Queensland	—	—	—	—	—	—	—	5,214

National Parks, Sport and Racing	1,235	1,191	1,726	1,199	979	3,904	1,506	59,195

Natural Resources and Mines	476	638	158	158	158	474	318	10,267

Premier and Cabinet	—	—	—	—	—	—	—	27,931

Public Safety Business Agency[3]	13,790	7,229	12,173	6,273	6,104	24,550	6,693	189,473

Queensland Health	37,580	35,380	693,223	37,842	18,538	749,603	47,618	1,417,498

Queensland Police Service	1,808	1,744	2,526	1,755	1,433	5,714	1,765	35,377

Queensland Treasury	—	—	—	—	—	—	—	7,096

Science, Information Technology and Innovation	20	20	29	20	16	65	20	17,384

State Development	16	18,316	23	16	13	52	5,016	33,443

Tourism, Major Events, Small Business and the Commonwealth Games	—	—	—	—	—	—	—	11,665

Transport and Main Roads	129,481	237,994	200,243	104,946	129,168	434,357	235,728	4,053,329

Other Agencies[4]	381	368	533	370	302	1,205	372	7,459

Anticipated Capital Contingency Reserve and Other Adjustments[5]								(7,921)

Funds Allocated	352,371	689,797	1,116,003	198,104	213,006	1,527,113	507,335	9,296,369

Notes:

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	Includes associated statutory bodies.
3.	The Public Safety Business Agency will purchase any capital on behalf of the Inspector-General Emergency Management.
4.	Includes the other Government entities with non-material capital programs.
5.	The Anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

141

Queensland Budget 2016-17 Capital Statement Budget Paper No. 3

Queensland Budget 2016-17

Capital Statement  Budget Paper No. 3

Queensland Budget 2016-17

Budget Measures

Budget Paper No. 4

2016-17 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Appropriation Bills

Budget Highlights

© Crown copyright

All rights reserved

Queensland Government 2016

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Measures

Budget Paper No. 4

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

State Budget

2016-17

Budget Measures

Budget Paper No. 4

Contents

1	Overview	1

1.1	Introduction	2
1.2	Explanation of scope and terms	3
1.3	Whole-of-Government measures	5

2	Expense Measures	28

	Department of Aboriginal and Torres Strait Islander Partnerships	29
	Department of Agriculture and Fisheries	32
	Department of Communities, Child Safety and Disability Services	35
	Department of Education and Training	44
	Department of Energy and Water Supply	48
	Department of Environment and Heritage Protection	50
	Department of Housing and Public Works	55
	Department of Infrastructure, Local Government and Planning	59
	Department of Justice and Attorney-General	63
	Department of National Parks, Sport and Racing	75
	Department of Natural Resources and Mines	78
	Department of Science, Information Technology and Innovation	79
	Department of State Development	82
	Department of the Premier and Cabinet	85
	Department of Tourism, Major Events, Small Business and the Commonwealth Games	90
	Department of Transport and Main Roads	91
	Legislative Assembly of Queensland	94
	Public Safety Business Agency	95
	Public Service Commission	96
	Queensland Fire and Emergency Services	97
	Queensland Health	98
	Queensland Police Service	106

	Queensland Treasury	110

3	Capital Measures	114

	Department of Aboriginal and Torres Strait Islander Partnerships	115
	Department of Education and Training	116
	Department of Environment and Heritage Protection	117
	Department of Housing and Public Works	118
	Department of Infrastructure, Local Government and Planning	120
	Department of Justice and Attorney-General	122
	Department of National Parks, Sport and Racing	125
	Department of Science, Information Technology and Innovation	127
	Department of State Development	128
	Department of the Premier and Cabinet	129
	Department of Transport and Main Roads	130
	Legislative Assembly of Queensland	132
	Public Safety Business Agency	133
	Queensland Health	134
	Queensland Police Service	136
	Queensland Treasury	138

4	Revenue Measures	139

	Department of Environment and Heritage Protection	140
	Department of Justice and Attorney-General	141
	Department of Natural Resources and Mines	142
	Department of Transport and Main Roads	143
	Queensland Treasury	144

Budget Measures 2016-17

1	Overview

Features

•	This Budget Paper presents a consolidation of expense, capital and revenue measures reflecting decisions since the 2015-16 Budget.

•	The measures of the Government reflect its policy agenda of creating jobs and fostering emerging and innovative industries, revitalising front line services and implementing election commitments.

•	Additional funding of $2 billion over the forward estimates will be invested through the State Infrastructure Fund to build the infrastructure needed to support economic growth and liveability into the future.

•	The Government will make a $50 million down payment to support the delivery of Cross River Rail.

•	The Government has committed $198.2 million to assist in reducing the devastating effects of domestic and family violence.

•	An additional investment of $225 million to accelerate the Government’s Advance Queensland initiative which will further invest in innovation, skills, education and business development to diversify the Queensland economy and deliver knowledge based jobs now and into the future. This will take the Government’s total investment commitment to Advance Queensland to $405 million.

•	To further the Government’s policy agenda of creating jobs, a $100 million Back to Work – Regional Employment Package has been established to provide funding and assistance to help raise employment in regional areas outside of South East Queensland.

•	Funding of $77.9 million over five years from 2015-16 provided through the Drought Assistance Package and Rural Assistance Package to assist rural producers and communities across the State affected by debt and drought.

•	The Government is providing additional funding of $230 million over five years to 2020-21 ($20 million in 2016-17) for the Advancing Queensland’s Health Infrastructure Program. The program will facilitate essential upgrades to health facilities and supporting infrastructure across Queensland.

•	In Education and Training a $249.3 million (over four years) school infrastructure package will deliver new classrooms across Queensland and a new school at Calliope.

•	Operating expenses are forecast to grow at a sustainable rate, averaging 3.2% per annum across the forward estimates (excluding disaster recovery expenses).

1

Budget Measures 2016-17

1.1	Introduction

The purpose of this document is to provide a consolidated view of policy decisions with budgetary impacts made by the Government since the 2015-16 Budget.

This document complements other Budget Papers, in particular Budget Paper No. 2 – Budget Strategy and Outlook, Budget Paper No. 3 – Capital Statement and the Service Delivery Statements.

This paper includes only new policy decisions and does not detail the full amount of additional funding being provided to agencies to deliver services and infrastructure. Other adjustments, including those that are parameter based and where the funding formula remains unchanged, are similarly excluded.

The total funding impact of new measures is summarised in Tables 1.6 to 1.8 at the conclusion of this chapter.

For details on the total funding available to agencies, refer to agencies’ Service Delivery Statements.

2

Budget Measures 2016-17

1.2	Explanation of scope and terms

The following is a description of the scope and terms applied in this document.

1.2.1	Scope

This document includes measures with the following features:

•	Sector. Only Queensland General Government sector agencies are included. Measures involving Government-owned corporations or other Public Non-financial Corporations sector agencies are within scope only if the measures are being funded directly by the General Government sector or if there is a flow through effect (for example, Community Service Obligations).

•	Timeframe. Measures based on decisions made by the Government since the 2015-16 Budget.

•	Type. Measures with budgetary impacts, in particular: (i) expense and capital measures with service delivery, capital enhancement, grant or subsidy impacts on the community; and (ii) revenue measures involving a significant change in revenue policy, including changes in the tax rate.

•	Initiatives of a technical nature or non-policy based adjustments, such as parameter based funding adjustments, are not included if the formula to calculate these adjustments has not changed, as they do not reflect changes in Government policy. The main focus is on measures reflecting policy decisions that impact directly on the community through service delivery or other means.

•	Materiality. Minor measures or measures with non-significant community impact are not included in this document.

3

Budget Measures 2016-17

1.2.2	Funding basis

Tables in this document are presented on a net funding basis.

•	Net funding refers to the impact that the funding of the measure has on appropriations from the Consolidated Fund or centrally held funds to the relevant General Government agency. The tables do not include funding directed to the measure from existing agency resources or other sources.

•	Amounts refer to additional funding being provided to agencies for a particular program or project, as a result of Government decisions since the 2015-16 Budget. This may differ to other Budget papers, such as Budget Paper No. 3 – Capital Statement, that may refer to total funding.

•	Where a measure involves material expenditure or revenue collections by more than one department, the measure is reported under each department involved. The addition of each individual department’s portion of a particular measure may not equate to the reported total whole-of-Government figure due to the omission of some department’s portions that did not meet Budget Paper 4’s materiality threshold (i.e. $250,000 over four years).

•	Amounts included in the tables relating to revenue measures represent the impact of the measure on Government revenue (with a positive amount representing additional revenue).

•	Queensland Health (the Department of Health, the Hospital and Health Services and the Queensland Ambulance Service) are provided with a total annual funding envelope and given the autonomy to allocate these resources to the combination of services which they consider will support the best possible health outcomes for Queenslanders. The 2015-16 Budget provided $2.3 billion to Queensland Health over four years from 2015-16 under these arrangements. An additional $350 million, as identified in Chapter 2 Expense Measures of this paper, will be provided in 2019-2020 to continue to support this arrangement. Consequently, funding for new measures is embedded within this annual funding allocation and similarly, Queensland Health are excluded from the whole-of-Government reprioritisation measures. Consistent with these arrangements, the Queensland Health section of this paper reports new measures funded through other sources, including the allocation of existing Queensland Health resources.

Tables 1.6 to 1.8 identify expense, capital and revenue measures separately, categorised as follows:

•	Up to and including 2015-16 Mid-Year Fiscal and Economic Review (MYFER)

•	Since the 2015-16 MYFER

4

Budget Measures 2016-17

1.3	Whole-of-Government Measures

1.3.1	Reprioritisation

The Government has implemented a whole-of-Government reprioritisation program of $0.450 billion over 2016-17 to 2019-20 to contribute to whole-of-Government priorities. The allocations for individual portfolios are outlined in Table 1.1 below.

Achieving these reprioritisation allocations will be the responsibility of each Minister, and will be done in a manner consistent with the Government’s commitment to public sector employment security. There will be no forced redundancies or voluntary redundancy programs in response to reprioritisation measures. Apart from this commitment, there will be discretion in how the savings are achieved.

Table 1.1	Reprioritisation allocations[1]

	2016-17	2017-18	2018-19	2019-20	Total
	$ million	$ million	$ million	$ million	$ million
Department of Aboriginal and Torres Strait Islander Partnerships	(0.2)	(0.2)	(0.3)	(0.3)	(1.0)
Department of Agriculture and Fisheries	(0.9)	(1.1)	(1.4)	(1.6)	(5.0)
Department of Communities, Child Safety and Disability Services	(5.4)	(7.5)	(10.1)	(12.4)	(35.4)
Department of Education and Training	(31.5)	(42.7)	(53.3)	(63.7)	(191.2)
Department of Energy and Water Supply	(0.3)	(0.2)	(0.2)	(0.3)	(0.9)
Department of Environment and Heritage Protection	(0.5)	(0.6)	(0.7)	(0.9)	(2.7)
Department of Infrastructure, Local Government and Planning	(1.1)	(0.9)	(1.1)	(1.1)	(4.3)
Department of Justice and Attorney-General	(4.7)	(6.3)	(7.8)	(9.4)	(28.3)
Department of National Parks, Sport and Racing	(1.3)	(1.5)	(1.8)	(2.1)	(6.6)
Department of Natural Resources and Mines	(1.1)	(1.3)	(1.5)	(1.8)	(5.7)
Department of Science, Information Technology and Innovation	(1.1)	(1.4)	(1.6)	(1.8)	(5.9)
Department of State Development	(0.7)	(0.8)	(0.7)	(0.7)	(2.9)
Department of Tourism, Major Events, Small Business and the Commonwealth Games	(0.1)	(0.1)	(0.1)	(0.1)	(0.4)
Department of Transport and Main Roads	(16.8)	(22.7)	(28.6)	(34.6)	(102.8)
Department of the Premier and Cabinet	(0.9)	(1.1)	(1.4)	(1.7)	(5.1)
Legislative Assembly of Queensland	(0.1)	(0.1)	(0.2)	(0.2)	(0.7)
Office of the Ombudsman	(0.0)	(0.0)	(0.0)	(0.1)	(0.2)
Public Safety Business Agency	(1.4)	(1.8)	(2.1)	(2.6)	(7.9)
Public Service Commission	(0.0)	(0.1)	(0.1)	(0.1)	(0.3)
Queensland Fire and Emergency Services	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)
Queensland Police Service	(6.1)	(8.4)	(10.6)	(12.9)	(38.1)
Queensland Treasury	(0.8)	(1.0)	(1.3)	(1.5)	(4.5)
Total	(75.0)	(100.0)	(125.0)	(150.0)	(450.0)

Note:

1.	Numbers may not add and some appear as zero due to rounding.

5

Budget Measures 2016-17

1.3.2	Settling the new State Government Entities Certified Agreement (Core Agreement)

The last Core Agreement expired on 31 July 2012 under the Newman Government and was referred to arbitration in January 2013. Between 1 August 2012 and 30 November 2013, no wage increases were provided to employees who were part of the Core.

A new Core Agreement will operate from 1 September 2015 for a period of three years. As part of the negotiated settlement of the new Core Agreement, there is a one-off payment to members of the Core of $1,300 (pro-rata for part time workers) in recognition of the 16 months during 2012 and 2013 during which there was no pay increase. The payment will be made to all eligible employees who were employed at 1 April 2016, following certification of the Core Agreement on 1 June 2016. The one-off payment is expected to cost up to $58 million in 2015-16 and this cost was included in the MYFER.

1.3.3	Domestic and Family Violence – Government Response to Not Now, Not Ever Report

The Government is committed to reducing the devastating effects of domestic and family violence in Queensland.

An additional $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) has been allocated since the 2015-16 Budget in response to the Not Now, Not Ever: Putting an End to Domestic and Family Violence in Queensland report (the Not Now, Not Ever report).

This brings total funding to date to implement the Government’s response to the Not Now, Not Ever report to $233.8 million over five years ($198.7 million new funding and $35.1 million reprioritised funding).

Additional details of funding and initiatives can be found in the Department of Aboriginal and Torres Strait Islander Partnerships; Department of Communities, Child Safety and Disability Services; Department of Housing and Public Works; Department of Justice and Attorney-General; Department of Premier and Cabinet; Queensland Police Service; Queensland Health; and Queensland Treasury sections of Chapter 2 Expense Measures and in the Department of Justice and Attorney-General and Department of Housing and Public Works sections of Chapter 3 Capital Measures.

6

Budget Measures 2016-17

Table 1.2	Domestic and Family Violence - Government Response to Not Now, Not Ever report – Funding allocations since the 2015-16 Budget

	2015-16	2016-17	2017-18	2018-19	2019-20	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Expense Measures¹

Queensland Says: Not Now, Not Ever: Building a Framework to End Domestic and Family Violence

Domestic and Family Violence Implementation Council	—	0.6	0.4	—	—	1.0

Development of a Measures of Success Framework	—	0.5	—	—	—	0.5

Related Initiatives	1.8	0.1	0.1	—	—	2.0

Building Capacity of Community Justice Groups	—	1.5	2.4	3.6	3.5	11.0

Culture and Attitudes: Building a Community Free From Violence

Communication and Engagement Program for Prevention of Domestic and Family Violence	—	3.1	3.1	3.1	—	9.3

Getting Help: Building an Integrated Service Response

Integrated Response Trial in Logan - Beenleigh	0.2	0.8	0.8	0.8	0.8	3.4

Home Safety Upgrades	0.1	0.2	0.2	0.2	0.2	0.8

Sexual Assault Services	0.3	1.0	1.0	1.0	1.0	4.4

Counselling Initiatives	1.0	—	—	—	—	1.0

Telephone Support Services	—	0.1	0.1	0.1	—	0.3

High Risk Teams to Support an Integrated Service Response	—	2.5	5.7	7.8	8.1	24.2

Perpetrator Interventions	—	1.8	2.7	2.9	2.9	10.3

Development of New and Enhanced Services	—	2.1	9.5	14.2	17.3	43.1

Communications and Technology Solutions	—	3.8	3.3	3.2	0.8	11.0

Capacity Building for Improved Service Delivery	—	1.0	1.7	2.1	2.1	6.8

Supported Accommodation for Women and Children Escaping Domestic and Family Violence in Charters Towers	—	0.6	0.6	0.6	0.6	2.2

Supported Accommodation for Women and Children Escaping Domestic and Family Violence in a Rural or Remote Location	—	0.6	0.6	0.6	0.6	2.2

Staff Education Program²	—	—	—	—	—	—

Delivering Fairness and Accountability: An Enhanced Law and Justice Framework

Extension of Southport Specialist Domestic and Family Violence Court Trial	1.4	4.3	—	—	—	5.8

Introduction of a Sexual Assault Counselling Privilege	—	0.3	0.6	0.7	0.7	2.2

Implementation and Coordination Team	—	1.5	0.7	0.7	0.8	3.7

Professional development for Queensland magistrates		0.2	0.2	0.2	0.2	0.7

Cultural Change	—	1.2	0.4	0.4	0.3	2.2

Staged roll out of specialist domestic and family violence courts³	—	—	7.2	13.8	13.9	34.8

7

Budget Measures 2016-17

	2015-16	2016-17	2017-18	2018-19	2019-20	Total
	$ million	$ million	$ million	$ million	$ million	$ million

Capital Measures¹
Getting Help: Building an Integrated Service Response

Supported Accommodation for Women and Children Escaping Domestic and Family Violence in Charters Towers	—	1.4	—	—	—	1.4

Supported Accommodation for Women and Children Escaping Domestic and Family Violence in a Rural or Remote Location	—	2.8	—	—	—	2.8

Delivering Fairness and Accountability: An Enhanced Law and Justice Framework

Staged Roll out of Specialist Domestic and Family Violence Courts³	—	1.0	4.6	—	—	5.6

Total¹	4.8	32.8	45.9	55.9	53.5	192.9

Notes:

1.	Figures shown are net of reprioritised funding amounts and may not add due to rounding.
2.	Queensland Health is internally reallocating $700,000 in 2016-17 for this initiative further details of which can be found in the Queensland Health section of Chapter 2 Expense Measures.
3.	The Government is providing additional services funding of $34.8 million over three years and additional equity funding of $5.6 million over two years for the staged roll out of specialist courts. Funding for this initiative is provided for in a whole-of-Government contingency pending learnings from the specialist domestic and family violence court trial underway at Southport. Further details of this funding can be found in the Department of Justice and Attorney-General, Department of Communities, Child Safety and Disability Services and the Queensland Police Service sections of Chapter 2 Expense Measures and the Department of Justice and Attorney- General section of Chapter 3 Capital Measures.

1.3.4	Rural Assistance

The Government is committed to assisting rural producers and communities across the State affected by debt and drought. The total funding provided through the Drought Assistance Package and Rural Assistance Package totals $77.9 million over five years from 2015-16. This includes $46.9 million in additional funding, $19 million in internal reallocations, $11.2 million in foregone revenue, and $870,000 from the Australian Government.

Funding will support a range of initiatives including pest and weed management, assistance for rural school students in drought affected areas, financial management and climate risk mitigation grants, expanded functions of a new rural and industry development authority, legislating farm debt mediation, the establishment of the Office of Rural Affairs and extension of the family farm transfer duty concession to the familial transfer of farm businesses.

These Packages complement a range of other Government initiatives aimed at assisting rural and drought affected communities.

Additional details of funding and initiatives can be found in the Department of Agriculture and Fisheries; Department of Communities, Child Safety and Disability Services; Department of Education and Training; Department of Energy and Water Supply; Department of Environment and Heritage Protection, and the Queensland Health sections of Chapter 2 Expense Measures and in the Department of Natural Resources and Mines and Queensland Treasury sections of Chapter 4 Revenue Measures.

8

Budget Measures 2016-17

Table 1.3	Additional Funding for Drought Assistance Package and Rural Assistance Package

	2015-16	2016-17	2017-18	2018-19	2019-20	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Expense Measures[1,2]

Extending existing drought relief arrangements

Department of Agriculture and Fisheries	—	15.1	—	—	—	15.1
Department of Energy and Water Supply		4.0				4.0
Department of Communities, Child Safety and Disability Services	—	4.0	—	—	—	4.0

Queensland Health	—	—	—	—	—	—

Rural Assistance Package

Department of Agriculture and Fisheries	—	5.0	5.1	5.1	1.9	17.1
Department of Education and Training	0.9	1.8	0.9	—	—	3.7
Department of Environment and Heritage Protection	—	1.0	1.0	1.0	—	3.0

Total Expense Measures[1,2]	0.9	31.0	7.0	6.1	1.9	46.9

Revenue Measures[1]

Extending existing drought relief arrangements

Department of Natural Resources and Mines	—	(4.2)	—	—	—	(4.2)

Rural Assistance Package

Queensland Treasury	—	(1.6)	(1.7)	(1.8)	(1.9)	(7.0)

Total Revenue Measures[1]		(5.8)	(1.7)	(1.8)	(1.9)	(11.2)

Notes:

1.	Figures shown are net of reprioritised funding amounts and may not add due to rounding.
2.	The difference between the $77.9 million total package and the figures shown in the table is due to $19 million in funding being internally reallocated by departments as well as $870,000 in Australian Government funding.

1.3.5	Brisbane CBD and Fringe Area Government Office Accommodation Strategy 2015-25

The Government is providing additional funding of $116.1 million over four years from 2016-17 to implement the Brisbane CBD and Fringe Area Government Office Accommodation Strategy 2015-2025 (the Strategy).

The majority of additional funding has been provided as a consequence of the increase in rental costs of occupying 1 William Street ($72.6 million over 2016-17 to 2019-20). The construction and occupation of 1 William Street was a decision taken by the former Government.

As part of the Strategy the Government has undertaken steps to minimise the cost impact of these accommodation requirements.

The allocations for individual portfolios are outlined in Table 1.4 below.

9

Budget Measures 2016-17

Table 1.4	Rent allocations[1]

	2016-17	2017-18	2018-19	2019-20	Total
	$ million	$ million	$ million	$ million	$ million
Department of Aboriginal and Torres Strait Islander Partnerships	0.3	0.5	0.6	0.7	2.2
Department of Agriculture and Fisheries	—	0.8	1.2	1.4	3.4
Department of Communities, Child Safety and Disability Services	1.4	3.5	4.1	4.7	13.6
Department of Education and Training	0.4	1.5	2.2	2.8	6.8
Department of Energy and Water Supply	0.2	0.4	0.5	0.6	1.8
Department of Environment and Heritage Protection	0.4	0.8	1.2	1.4	4.0
Department of Housing and Public Works	0.2	—	0.1	0.5	0.8
Department of Infrastructure, Local Government and Planning[2]	2.1	3.9	4.1	4.4	14.5
Department of National Parks, Sport and Racing	0.4	0.7	0.9	1.0	3.0
Department of Natural Resources and Mines	0.4	0.6	0.7	1.2	2.9
Department of State Development[3]	—	—	0.0	0.2	0.2
Department of Tourism, Major Events, Small Business and the Commonwealth Games	0.5	0.8	0.9	1.0	3.2
Department of Transport and Main Roads	—	0.4	2.6	3.4	6.4
Department of the Premier and Cabinet[4]	5.1	8.0	8.7	9.3	31.0
Public Safety Business Agency	0.1	0.3	0.4	0.5	1.2
Queensland Health	—	—	0.1	0.9	1.0
Queensland Treasury	4.0	4.8	5.3	5.9	20.1
Total	15.6	27.0	33.7	39.8	116.1

Notes:

1.	Numbers may not add due to rounding.
2.	Includes Trade and Investment Queensland.
3.	Allocation for 2018-19 appears as zero due to rounding.
4.	Includes Ministerial Services.

1.3.6	The State Infrastructure Fund

A funding injection of $2 billion over the forward estimates will add to the Government’s capacity to build the infrastructure needed to support economic growth and liveability into the future. The State Infrastructure Fund (SIF) had an initial injection of $500 million in March 2016 and is being boosted in the 2016-17 Budget by a further $1.5 billion.

The components of the funding package are:

•	$300 million for the Priority Economic Works and Productivity Program (PEWPP). This funding has been allocated to the Department of Transport and Main Roads for priority works which will contribute towards enhanced productivity and economic outcomes.

10

Budget Measures 2016-17

•	$180 million over three years for the Significant Regional Infrastructure Projects Program (SRIPP). Funding will be allocated to departments for significant infrastructure projects in key regional centres that respond to a community need or provide increased economic opportunities. Projects under the SRIPP support a range of themes in Part A and B of the State Infrastructure Plan, including infrastructure that leads and supports growth, providing liveability benefits and wider economic benefits in regional areas.

•	$20 million has been provided to the Department of Infrastructure, Local Government and Planning for Maturing the Infrastructure Pipeline (MIP) with the aim of progressing proposals that were identified through community consultation on the State Infrastructure Plan.

•	$50 million in 2016-17 for Cross River Rail environmental impact approvals, establishment of the statutory body, and commencement of scoping of value share opportunities, early works and pre-procurement activities.

•	The allocation of the remaining SIF, $1.45 billion, will be informed by independent advice from Building Queensland, including the Building Queensland infrastructure pipeline of priority projects. Building Queensland assists (for projects valued at $50 million to $100 million) and leads (for projects valued at more than $100 million) in the development of rigorous Business Cases and develops an infrastructure pipeline of priority projects for unfunded proposals greater than $50 million.

Table 1.5	State Infrastructure Fund[1]

	2015-16	2016-17	2017-18	2018-19	2019-20	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Pipeline Projects
Projects[2]	—	170.0	280.0	500.0	500.0	1,450.0
Cross River Rail[3]		50.0	—	—	—	50.0
Pipeline Projects total	—	220.0	280.0	500.0	500.0	1,500.0
PEWPP allocations
Ipswich Motorway - Rocklea to Darra	—	—	40.2	34.4	13.8	88.4
Pacific Motorway-Gateway Motorway merge[4]	—	34.4	5.4	2.3	—	42.0
Dawson Highway (Gladstone - Biloela)	0.1	7.6	16.3	10.0	6.0	40.0
Rockhampton Road Train Access - Stage 1	—	0.1	5.1	4.8	—	10.0
Kawana Way and Nicklin Way	0.1	11.0	11.0		—	22.0
Garbutt - Riverway Drive	1.0	3.1	25.9	0.1	—	30.0
North Coast Rail Line	—	25.0	50.0	25.0	—	100.0
Offset provided by DTMR	—	(12.4)	(8.6)	(11.3)	—	(32.4)
PEWPP total[3]	1.1	68.7	145.2	65.2	19.8	300.0

11

Budget Measures 2016-17

	2015-16	2016-17	2017-18	2018-19	2019-20	Total
	$ million	$ million	$ million	$ million	$ million	$ million
SRIPP
New Palm Island Primary Health Care	—	8.5	—	—	—	8.5
Aurukun Shire Council - Wastewater upgrades	—	0.6	—	—	—	0.6
Mapoon Aboriginal Shire Council – Upgrade of drinking water infrastructure	—	0.1	—	—	—	0.1
Pormpuraaw Drinking water security project	—	1.8	—	—	—	1.8
Mon Repos Turtle Centre redevelopment	—	3.0	7.0	—	—	10.0
Improving tourism and recreation use of the Great Barrier Reef	—	1.0	0.7	0.7	—	2.4
Cairns Western Arterial Road: Bill Fulton Bridge (Freshwater Creek) duplication	—	19.8	14.5	—	—	34.2
Port Douglas extension of fire station	—	0.8	—	—	—	0.8
Dimbulah extension of fire station	—	0.7	—	—	—	0.7
Rockhampton Firecom project - extension of fire station	—	1.0	1.2	—	—	2.2
Digital Electricity Meters for Low Income Regional Residents	—	1.0	2.0	2.5	—	5.5
Regional Education Infrastructure Enhancement	—	7.5	13.7	—	—	21.3
Renewal of school facilities in Central Queensland	—	20.2	5.2	—	—	25.4
Boulia Community Hospital refurbishment	—	0.3	1.7	—	—	2.0
McKinlay Multi-purpose Health Service refurbishment and expansion	—	—	0.6	4.4	—	5.0
Step Up/Step Down Units - mental health facilities	—	12.0	—	—	—	12.0
Social Housing in Regional Centres	—	7.1	7.1	—	—	14.2
New Mackay Tourism Visitor Information Centre	—	0.5	0.8	—	—	1.3
Mt Inkerman Nature Tourism Development	—	0.5	—	—	—	0.5
Smithfield replacement fire station	—	1.3	2.5	—	—	3.8
Proserpine replacement fire station	—	1.0	1.4	—	—	2.4
Herberton replacement fire station	—	0.4	0.8	—	—	1.2
Mackay replacement fire station and support facilities	—	0.4	4.0	3.1	—	7.5
Howard combined Police and Fire Station	—	5.0	5.0	—	—	10.0

12

Budget Measures 2016-17

	2015-16	2016-17	2017-18	2018-19	2019-20	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Paediatrics Unit at Townsville Hospital	—	3.3	3.3	—	—	6.6
SRIPP Projects Total[2]		97.8	71.5	10.7		180.0

MIP
Services	—	14.0	6.0	—	—
MIP total[5]		14.0	6.0			20.0

State Infrastructure Fund Total	1.1	400.5	502.8	575.8	519.8	2,000.0

Notes:

1.	Numbers may not add due to rounding.
2.	Funding for projects has yet to be incorporated into individual department forward estimates.
3.	Funding has been allocated to the Department of Transport and Main Roads.
4.	Subject to commitment of Australian Government funding.
5.	Services funding allocated to the Department of Infrastructure, Local Government and Planning.

13

Budget Measures 2016-17

Table 1.6:	Expense measures since the 2015-16 Budget

	2015-16	2016-17	2017-18	2018-19	2019-20
Expense measures up to and including MYFER	$‘000	$‘000	$‘000	$‘000	$‘000

Department of Aboriginal and Torres Strait Islander Partnerships
Reparations for Stolen Wages	1,642	1,818	1,531	—	—
Investing in Success	—	—	—	—	—

Portfolio Total	1,642	1,818	1,531	—	—

Department of Agriculture and Fisheries
Pest and Disease Preparedness and Response Programs - National
Partnership[1]	924	—	—	—	—

Portfolio Total	924	—	—	—	—

Department of Communities, Child Safety and Disability Services
Domestic and Family Violence Response - Sexual Assault Services	260	1,040	1,040	1,040	1,040
Domestic and Family Violence Response - Integrated Response Trial in Logan- Beenleigh	232	799	802	805	810
Domestic and Family Violence Response - Home Safety Upgrades	94	188	188	188	188
Domestic and Family Violence Response - Counselling Initiatives	1,000	—	—	—	—

Portfolio Total	1,586	2,027	2,030	2,033	2,038

Department of Education and Training
Senior Assessment and Tertiary Entrance System[1]	3,000	—	—	—	—

Portfolio Total	3,000	—	—	—	—

Department of Environment and Heritage Protection
Underground Coal Gasification Investigations	6,562	5,170	—	—	—
Cassowary Rehabilitation	309	530	530	530	530

Portfolio Total	6,871	5,700	530	530	530

Department of Housing and Public Works
Government Employee Housing Program	—	—	—	—	—

Portfolio Total	—	—	—	—	—

Department of Justice and Attorney-General
Specialist Women’s Prisoner Re-entry Services	500	1,000	1,000	1,000	1,000

Portfolio Total	500	1,000	1,000	1,000	1,000

Department of National Parks, Sport and Racing
Government Response to the Queensland Greyhound Racing Industry
Commission of Inquiry	4,303	—	—	—	—
Support for Racing Queensland[1]	12,000	—	—	—	—

Portfolio Total	16,303	—	—	—	—

Department of the Premier and Cabinet
Domestic and Family Violence Response - Related Initiatives	1,797	112	116	—	—
Queensland Ballet	1,200	1,200	1,200	1,200	1,200
New Arts Theatre Business Case	—	—	—	—	—

14

Budget Measures 2016-17

	2015-16	2016-17	2017-18	2018-19	2019-20
Expense measures up to and including MYFER	$‘000	$‘000	$‘000	$‘000	$‘000

North Queensland Economic Summit	1,500	—	—	—	—
Screen Queensland	—	—	—	—	—

Portfolio Total	4,497	1,312	1,316	1,200	1,200

Department of Transport and Main Roads
Road Safety[1]	3,300	3,650	—	—	—

Portfolio Total	3,300	3,650	—	—	—

Legislative Assembly of Queensland
Electorate Office Leasing Costs	563	848	1,147	1,461	1,790

Portfolio Total	563	848	1,147	1,461	1,790

Public Safety Business Agency
Flood-focussed Road Safety Media Campaign	5,000	1,000	1,000	1,000	1,000

Portfolio Total	5,000	1,000	1,000	1,000	1,000

Queensland Treasury
North Stradbroke Island Workers Assistance Scheme	—	—	—	—	—

Portfolio Total	—	—	—	—	—

Total impact on Expense up to and including MYFER	44,186	17,355	8,554	7,224	7,558

15

Budget Measures 2016-17

	2015-16	2016-17	2017-18	2018-19	2019-20
Expense measures since 2015-16 MYFER	$‘000	$‘000	$‘000	$‘000	$‘000

Whole-of-Government Measures
CBD and Fringe Area Government Office accommodation	—	15,631	26,961	33,672	39,790
Whole-of-Government reprioritisation	—	(75,000)	(100,001)	(125,000)	(150,000)

Portfolio Total	—	(59,369)	(73,040)	(91,328)	(110,210)

Department of Aboriginal and Torres Strait Islander Partnerships
Remote Indigenous Land and Infrastructure Program Office	—	4,522	4,515	4,521	4,551
Cape York Peninsula Tenure Resolution Program	—	4,436	3,619	4,023	250
From Jail to Jobs	—	1,315	—	—	—
Economic Participation Partnership Projects	—	500	1,500	—	—
Domestic and Family Violence Response - High Risk Teams to Support an Integrated Service Response	—	477	714	732	756

Portfolio Total	—	11,250	10,348	9,276	5,557

Department of Agriculture and Fisheries
Extending Existing Drought Relief Arrangements	—	15,084	—	—	—
Rural Assistance Package	—	5,030	5,081	5,133	1,905
Funding for Emergent Biosecurity Programs and Commitments	—	8,059	2,787	1,287	247
Pest Animal & Weed Management in Drought Affected Areas	4,847	5,153	—	—	—
The New Agricultural Economy	—	3,160	350	350	—
Pest and Disease Preparedness and Response Programs - National Partnership[2]	18,165	2,364	2,396	—	—
Implementation of the Biosecurity Capability Review	—	2,290	3,047	2,934	2,571

Portfolio Total	23,012	41,140	13,661	9,704	4,723

Department of Communities, Child Safety and Disability Services
Domestic and Family Violence Response - Communications and Technology Solutions	—	3,559	3,290	3,180	800
Domestic and Family Violence Response - Development of New and Enhanced Services	—	2,114	9,536	14,229	17,253
Domestic and Family Violence Response - Perpetrator Interventions	—	1,814	2,729	2,886	2,903
Domestic and Family Violence Response - Capacity Building for Improved Service Delivery	—	963	1,718	2,053	2,060
Domestic and Family Violence Response - High Risk Teams to Support an Integrated Service Response	—	723	2,119	2,780	2,616
Domestic and Family Violence Response - Extension of Southport Specialist Domestic and Family Violence Court Trial	127	381	—	—	—
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	—	—	—	—
Extending Existing Drought Relief Arrangements	—	4,000	—	—	—
Modernising the Community Recovery Disaster Management System	—	2,000	500	500	500
Queensland Neighbourhood Centre Investment Strategy	—	750	1,500	750	—
Seniors Strategy and Elder Abuse Initiatives	—	100	2,000	2,000	2,000
Financial Resilience and Inclusion Action Plan	—	—	—	—	—
Funding for the Community Aids, Equipment and Assistive Technologies Initiative and the Vehicle Options Subsidy Scheme	—	—	—	—	—
Scholarship Program for Young Women Exiting from the Care of the State	—	—	—	—	—

16

Budget Measures 2016-17

Expense measures since 2015-16 MYFER	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000

Community Hubs and Partnerships	—	(375)	(375)	(375)	(375)

Portfolio Total	127	16,029	23,017	28,003	27,757

Department of Education and Training
Senior Assessment and Tertiary Entrance System[2]	—	24,311	23,054	22,069	—
Universal Access to Kindergarten	—	16,500	26,300	—	—
Back to Work - Regional Employment Package	—	10,000	—	—	—
Review of School Administrative and Support Staff	—	8,238	24,632	33,448	35,635
NAPLAN Online	—	6,710	—	—	—
Reducing Prisoner Suicide Risk at Borallon Training and Correctional Centre	—	1,900	700	700	700
Rural Assistance Package	913	1,830	913	—	—
State School Asset Maintenance Program	—	—	—	—	94,692
Community Hubs and Partnerships	—	(375)	(375)	(375)	(375)
Australian Government Students First Funding (Investing For Success)	—	(121,500)	121,500	—	—

Portfolio Total	913	(52,386)	196,724	55,842	130,652

Department of Energy and Water Supply
Biofuels Mandate Implementation and Consumer Education Campaign	2,228	8,266	—	—	—
Local Management Arrangements - Stage 3 Investigations	1,966	6,945	—	—	—
Community Service Obligation - Cloncurry	—	5,934	—	—	—
Extending Existing Drought Relief Arrangements	—	4,000	—	—	—

Portfolio Total	4,194	25,145	—	—	—

Department of Environment and Heritage Protection
Community Sustainability Action Grants	—	4,000	4,000	4,000	—
Wildlife Management	—	3,800	3,800	3,800	3,800
Koala Conservation	—	3,485	3,140	2,857	2,620
NatureAssist Program	—	2,811	2,881	2,954	3,027
Waste Management	—	1,940	—	—	—
Climate Change Strategy	—	1,830	1,623	1,660	1,701
Crocodile Management	—	1,671	2,022	2,068	—
Pristine Rivers	—	1,145	332	—	—
Rural Assistance Package - Yellow Crazy Ant Management	—	1,013	1,013	1,013	—
Cape York and Great Sandy World Heritage Area Nominations	—	813	1,213	171	—
Implementation of the Biofuels Mandate	—	704	—	—	—
Management of Flying Fox Roosts	500	650	550	450	—
Administration of Chapter 3 Water Act	—	530	542	555	—

Portfolio Total	500	24,392	21,116	19,528	11,148

Department of Housing and Public Works
Government Owned Office Accommodation Maintenance	—	10,000	5,000	—	—
Smoke Alarm Requirements for Domestic Dwellings	—	6,767	14,516	18,146	18,182
Home Ownership on Aboriginal and Torres Strait Islander Land	—	3,500	—	—	—
Emergent and Maintenance Works on the Old Museum Building	—	3,000	—	—	—

17

Budget Measures 2016-17

Expense measures since 2015-16 MYFER	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000

Domestic and Family Violence Response - Supported Accommodation for Women and Children Escaping Domestic and Family Violence in Charters Towers	—	560	560	560	560
Domestic and Family Violence Response - Supported Accommodation for Women and Children Escaping Domestic and Family Violence in a Rural or Remote Location	—	560	560	560	560
Domestic and Family Violence Response - High Risk Teams to Support an Integrated Service Response	—	121	280	421	464
Life Cycle Maintenance of the Gold Coast Convention and Exhibition Centre	—	—	—	—	—
Maintenance Funding for Critical Projects	—	—	—	—	—

Portfolio Total	—	24,508	20,916	19,687	19,766

Department of Infrastructure, Local Government and Planning
Maturing the Infrastructure Pipeline Program	—	14,000	6,000	—	—
Community Resilience Fund	—	10,000	—	—	—
State Infrastructure Plan	1,010	5,543	3,473	2,283	1,343
Natural Disaster Resilience	—	4,950	4,950	—	—
International Education and Training Strategy	—	4,064	4,166	4,270	6,314
Palm Island Water Shortage	600	3,790	—	—	—
Major Infrastructure Program - Stage 6	—	3,750	3,750	3,750	3,750
Funding for Emergent Issues	—	1,250	—	—	—
Trade and Investment Opportunities Advancement	—	448	529	523	—
Northern Peninsula Area Water Supply System - Capital Renewal	—	432	372	140	391
Building Queensland	—	—	4,710	4,860	4,860

Portfolio Total	1,610	48,227	27,950	15,826	16,658

Department of Justice and Attorney-General
Domestic and Family Violence Response - Extension of Southport Specialist Domestic and Family Violence Court Trial	923	2,808	—	—	—
Domestic and Family Violence Response - Building Capacity of Community Justice Groups	—	1,484	2,449	3,594	3,501
Domestic and Family Violence Response - Implementation and Coordination Team	—	1,455	727	741	752
Domestic and Family Violence Response - High Risk Teams to Support an Integrated Service Response	—	713	1,452	2,251	2,457
Domestic and Family Violence Response - Introduction of a Sexual Assault Counselling Privilege	—	316	579	668	669
Domestic and Family Violence Response - Communications and Technology Solutions	—	200	—	—	—
Domestic and Family Violence Response - Professional Development for Magistrates	—	165	167	169	171
Domestic and Family Violence Response - Telephone Support Services	—	100	100	100	—
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	—	—	—	—
Probation and Parole Service Growth Funding	—	7,827	11,687	—	—
Sex Offender Program	—	2,522	2,582	2,544	2,608
Reducing the Suicide Risk at Borallon Training and Correctional Centre	500	2,118	2,121	3,390	3,390
Offender Electronic Monitoring	—	1,249	1,255	1,282	1,289
Expansion of Custodial Infrastructure	—	1,000	—	—	—

18

Budget Measures 2016-17

Expense measures since 2015-16 MYFER	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000

Non-custodial Infrastructure	—	137	140	350	350
Security Upgrade at Brisbane Youth Detention Centre	—	280	280	280	280
Deliver Sustainable Funding for Legal Assistance and Other Matters	8,700	38,083	38,956	39,789	40,643
Workforce Management Pressures - Queensland Justice System	—	10,000	10,000	—	—
Recording and Transcription Services	—	4,400	4,400	2,733	—
Increased Investment in Legal Aid Services	—	3,238	6,476	9,713	12,951
Office of the Director of Public Prosecutions - Criminal Prosecutions	—	2,969	2,980	3,056	3,131
Independent Body to Publish Crime Statistics	—	2,749	2,827	2,840	—
Youth Justice - Transition to Success Program	—	2,500	2,500	—	—
Crime and Corruption Commission - Intelligence Hearings Team	—	912	912	912	912
Queensland Household Gambling Survey 2016-17	—	910	108	—	—
Queensland Civil and Administrative Tribunal - Justice of the Peace	—	900	916	932	949
Victims of Crime Support	—	600	617	635	653
Crime and Corruption Commission - Proceeds of Crime	—	403	1,046	1,046	1,046
Seniors Strategy and Elders Abuse Initiatives	—	189	192	195	198
Crime and Corruption Commission - Investigations Case Management System	—	175	458	—	—

Portfolio Total	10,123	90,402	95,927	77,220	75,950

Department of National Parks, Sport and Racing
Queensland Racing Integrity Commission - Operation	—	24,618	25,262	25,705	26,544
Country Racing Support Program	—	6,000	6,000	5,000	4,000
Support for Racing Queensland[2]	19,664	—	—	—	—
Cape York Peninsula Tenure Resolution Program	—	2,442	2,561	2,959	3,490
Queensland Parks and Forest Management	—	1,554	4,382	4,673	5,570

Portfolio Total	19,664	34,614	38,205	38,337	39,604

Department of Natural Resources and Mines
Abandoned Mine Lands Program	—	8,311	8,426	8,355	8,458
Coal Seam Gas Compliance Unit	—	3,636	3,696	—	—
State-wide High Resolution Satellite Imagery	—	2,500	2,048	1,686	1,545

Portfolio Total	—	14,447	14,170	10,041	10,003

Department of Science, Information Technology and Innovation
One-Stop Shop	—	10,925	—	—	—
Accelerate Advance Queensland	—	9,000	8,500	7,500	—
Mobile Phone Coverage	—	7,500	7,500	—	—
Smart Service Queensland Customer Experience	—	4,179	2,568	2,614	2,677
Whole-of-Government Cyber Security	1,605	3,377	3,564	1,362	—
Strengthening Science Capability	—	1,984	1,985	1,984	1,984
The Advance Queensland Biofutures 10-Year Roadmap and Action Plan	—	1,140	2,140	2,000	—

Portfolio Total	1,605	38,105	26,257	15,460	4,661

Department of State Development
Building our Regions	—	15,000	70,000	—	—
The Advance Queensland Biofutures 10-Year Roadmap and Action Plan	—	7,680	3,180	3,170	—

19

Budget Measures 2016-17

Expense measures since 2015-16 MYFER	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000

Economy Building Initiatives	—	4,500	4,000	—	—
Mining Equipment, Technology and Services Industry Growth Centre	109	2,391	1,250	1,250	—
Community Hubs and Partnerships	—	1,625	1,625	1,625	1,625
Queens Wharf Brisbane	—	1,270	3,200	—	—
Advance Queensland Industry Attraction Fund	—	—	—	—	—

Portfolio Total	109	32,466	83,255	6,045	1,625

Department of the Premier and Cabinet
Queensland Museum Regional Campus Upgrades and Gallery Renewal	—	5,300	3,000	1,950	1,250
Ministerial Support for Three New Offices	—	5,169	5,169	5,169	5,169
Cairns Performing Arts Centre	—	—	—	—	—
Playing Queensland Fund - Boost to Touring	—	750	750	750	750
Domestic and Family Violence Response - Implementation Council	—	596	374	—	—
Domestic and Family Violence Response - Communication and Engagement Program	—	3,095	3,095	3,095	—
Queensland Art Gallery Exhibitions and Critical Asset Replacement	—	3,000	3,250	3,000	3,000
Events Sponsorship Fund	—	2,000	2,000	—	—
Evaluation of Tackling Alcohol-Fuelled Violence Policy	—	—	—	—	—
Myriad Innovation Fund	—	—	—	—	—

Portfolio Total	—	19,910	17,638	13,964	10,169

Department of Tourism, Major Events, Small Business and the Commonwealth Games
Advance Queensland: Connecting with Asia Strategy	—	8,375	8,375	8,375	8,375
Advancing Small Business Queensland Strategy	—	7,550	7,550	7,550	—
Tourism and Events Queensland Tourism Guarantee	—	—	—	2,687	47,225

Portfolio Total	—	15,925	15,925	18,612	55,600

Department of Transport and Main Roads
Cross River Rail	—	50,000	—	—	—
Upgrade Road Access to Tourist and Culturally Significant Sites in Western Queensland	—	3,000	7,000	—	—
Gold Coast Waterways Authority	—	1,980	—	—	—
Building our Regions - Transport Infrastructure Development Scheme	—	—	30,000	30,000	30,000
Heavy Vehicle Charges Determination - Revisions to Concessions	—	—	—	—	—
Road Safety[2]	—	—	1,000	1,000	—

Portfolio Total	—	54,980	38,000	31,000	30,000

Legislative Assembly of Queensland
Members’ Remuneration - Additional Office Holders	460	852	852	852	852
Resourcing for Parliamentary Committee System	—	306	306	306	306

Portfolio Total	460	1,158	1,158	1,158	1,158

20

Budget Measures 2016-17

Expense measures since 2015-16 MYFER	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000

Public Safety Business Agency
Blue Card Efficiency Savings	—	5,000	—	—	—
Queensland Government Air Cairns Facility Redevelopment	—	180	2,141	1,831	1,904

Portfolio Total	—	5,180	2,141	1,831	1,904

Public Service Commission
Replacement of the Workplace Analysis and Collection Application	—	461	—	—	—

Portfolio Total	—	461	—	—	—

Queensland Fire and Emergency Services
Reserve Roster	199	1,344	—	—	—
Smoke Alarm Requirements for Domestic Dwellings	—	750	250	250	250

Portfolio Total	199	2,094	250	250	250

Queensland Health
Project Agreement on Addressing Blood Borne Viruses and Sexually Transmitted Infections in the Torres Strait Islands	500	1,120	1,120	1,120	1,120
Domestic and Family Violence Response - High Risk Teams to Support an Integrated Service Response	—	—	—	—	—
Domestic and Family Violence Response - Staff Education Program	—	—	—	—	—
Clinical Genomics Service	—	—	—	—	—
Enhancing Queensland Ambulance Service Frontline Services	—	—	—	—	—
Extending Existing Drought Relief Arrangements	—	—	—	—	—
Ice Strategy	—	—	—	—	—
Integrated Healthcare Fund	—	—	—	—	—
Management of Torres Strait/PNG Cross Border Health Issues Project Agreement	—	—	4,708	4,778	4,854
National Partnership on OzFoodNet	—	—	261	265	269
National Partnership on the Child and Adult Public Dental Scheme	—	—	—	—	—
New Growth Funding	—	—	—	—	350,000
North Queensland Aboriginal and Torres Strait Islander Sexually Transmissible Infections Action Plan 2016-2021	—	—	—	—	—
Pre-exposure Prophylaxis (PrEP) Trial	—	—	—	—	—
Project Agreement for Response to the Zika Virus	970	—	—	—	—
Project Agreement for Vaccine-Preventable Diseases Surveillance	—	—	166	168	170
Project Agreement for the Torres Strait Health Protection Strategy - Mosquito Control	—	—	1,001	1,016	1,032
Reducing Prisoner Suicide Risk at Borallon Training and Correctional Centre	—	—	—	—	—
Refugee Health Framework and Policy	—	—	—	—	—
Suicide Prevention Strategy	—	—	—	—	—
Community Hubs and Partnerships	—	(375)	(375)	(375)	(375)

Portfolio Total	1,470	745	6,881	6,972	357,070

Queensland Police Service
Targeting Serious and Organised Crime	—	7,862	9,820	10,681	10,718
Counter-Terrorism and Community Safety Centre - Westgate	—	5,000	—	—	—
Improving Counter-Terrorism Capability and Capacity	—	4,100	3,697	3,778	3,861

21

Budget Measures 2016-17

Expense measures since 2015-16 MYFER	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000

Tackling Child Exploitation	527	2,673	—	—	—
Road Safety	—	1,850	1,896	1,943	2,626
Domestic and Family Violence Response - Cultural Change	—	1,155	368	371	280
Domestic and Family Violence Response - Extension of Southport Specialist Domestic and Family Violence Court Trial	385	1,155	—	—	—
Domestic and Family Violence Response - High Risk Teams to Support an Integrated Service Response	—	488	1,113	1,664	1,833
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	—	—	—	—

Portfolio Total	912	24,283	16,894	18,437	19,318

Queensland Treasury
Back to Work - Regional Employment Package	—	45,000	45,000	—	—
Twelve Month Increase in the Queensland First Home Owners’ Grant	—	20,000	20,000	—	—
State Penalties Enforcement Registry Program Initiatives	3,331	9,001	16,865	18,922	17,288
Secure the Integrity of the State Revenue Base and Improve Services into the Future	—	5,768	1,429	41	(140)
Queensland Productivity Commission	—	1,745	1,811	1,879	1,948
Domestic and Family Violence Response - Development of a Measures of Success Framework	—	500	—	—	—
Financial Assurance	—	500	—	—	—
Making Queensland Count - 2016 Census Awareness Campaign	247	438	110	—	—
Contribution to Cairns Innovation Centre	—	—	—	—	—

Portfolio Total	3,578	82,952	85,215	20,842	19,096

Total impact on Expense since 2015-16 MYFER	68,476	496,658	682,608	326,707	732,459

Total impact on Expense since the 2015-16 Budget	112,662	514,013	691,162	333,931	740,017

Less Australian Government funding[3]	25,406	(112,863)	131,152	7,347	7,445

Net of Measures funded by Australian Government	87,256	626,876	560,010	326,584	732,572

Notes:

1.	Further funding for this measure can be found in the Post Mid-Year Fiscal and Economic Review section of this table.
2.	Further funding for this measure can be found in the Mid-Year Fiscal and Economic Review section of this table.
3.	Includes other States’ and Territories’ financial contributions to biosecurity cost sharing arrangements.

22

Budget Measures 2016-17

Table 1.7:	Capital measures since the 2015-16 Budget

Capital measures up to and including MYFER	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000

Department of Housing and Public Works
Government Employee Housing Program	10,000	—	—	—	—

Portfolio Total	10,000	—	—	—	—

Department of National Parks, Sport and Racing
Queensland Racing Integrity Commission - Establishment	250	—	—	—	—

Portfolio Total	250	—	—	—	—

Department of Transport and Main Roads
Road Safety[1]	450	6,500	—	—	—

Portfolio Total	450	6,500	—	—	—

Public Safety Business Agency
Queensland Government Air Rotary Wing Aircraft Maintenance	5,161	—	—	—	—

Portfolio Total	5,161	—	—	—	—

Queensland Police Service
Road Safety[1]	950	750	—	—	—

Portfolio Total	950	750	—	—	—

Total impact on Capital up to and including MYFER	16,811	7,250	—	—	—

23

Budget Measures 2016-17

Capital measures since 2015-16 MYFER	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000

Department of Aboriginal and Torres Strait Islander Partnerships
Cape York Peninsula Tenure Resolution Program	—	3,000	—	—	—

Portfolio Total	—	3,000	—	—	—

Department of Education and Training
New State Schools in High Growth Areas	—	57,597	38,409	26,663	20,413
State School Base Capital Works Program	—	45,746	53,336	71,103	79,088
New School in Calliope	—	—	—	—	—

Portfolio Total	—	103,343	91,745	97,766	99,501

Department of Environment and Heritage Protection
Publicly Owned Protected Area Land Acquisitions	—	5,000	—	—	—
Implementation of the Biofuels Mandate	—	400	—	—	—
Management of Flying Fox Roosts	500	—	—	—	—

Portfolio Total	500	5,400	—	—	—

Department of Housing and Public Works
Domestic and Family Violence Response - Supported Accommodation for Women and Children Escaping Domestic and Family Violence in a Rural or Remote Location	—	2,800	—	—	—
Domestic and Family Violence Response - Supported Accommodation for Women and Children Escaping Domestic and Family Violence in Charters Towers	—	1,400	—	—	—
Capital Works on Mornington Island	1,521	—	—	—	—

Portfolio Total	1,521	4,200	—	—	—

Department of Infrastructure, Local Government and Planning
State Infrastructure Fund	—	170,000	280,000	500,000	500,000
Significant Regional Infrastructure Projects Program	—	97,789	71,536	10,675	—
Cherbourg Waste Water Infrastructure Replacement	—	9,000	5,000	—	—
Palm Island Water Shortage	—	—	—	—	—

Portfolio Total	—	276,789	356,536	510,675	500,000

Department of Justice and Attorney-General
Reducing the Suicide Risk at Borallon Training and Correctional Centre	4,000	40,900	25,500	—	—
Security Upgrade at Brisbane Youth Detention Centre	—	9,400	—	—	—
Non-custodial Infrastructure	—	1,000	13,000	—	—
Probation and Parole Service Growth Funding	—	1,000	—	—	—
Crime and Corruption Commission - Investigations Case Management System	—	555	3,082	—	—
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	—	—	—	—

Portfolio Total	4,000	52,855	41,582	—	—

Department of National Parks, Sport and Racing
Cape York Peninsula Tenure Resolution Program	—	712	675	875	587
Queensland Parks and Forest Management	—	380	1,242	2,535	1,291

Portfolio Total	—	1,092	1,917	3,410	1,878

24

Budget Measures 2016-17

Capital measures since 2015-16 MYFER	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000

Department of Science, Information Technology and Innovation
Smart Service Queensland - Customer Experience	—	2,100	—	—	—

Portfolio Total	—	2,100	—	—	—

Department of State Development
North Queensland Sports Stadium	—	—	25,000	15,000	—

Portfolio Total	—	—	25,000	15,000	—

Department of the Premier and Cabinet
Cremorne Theatre Redevelopment	—	—	—	—	—

Portfolio Total	—	—	—	—	—

Department of Transport and Main Roads
Priority Economic Works and Productivity Program	1,100	68,687	145,231	65,167	19,851
Northern Queensland Road Funding	—	18,400	54,880	15,600	4,000
Road Safety[2]	—	—	31,000	51,000	—

Portfolio Total	1,100	87,087	231,111	131,767	23,851

Legislative Assembly of Queensland
Rectification Works for the Parliamentary Annexe	300	—	—	—	—

Portfolio Total	300	—	—	—	—

Public Safety Business Agency
Queensland Government Air Strategic Asset Management	—	—	—	—	—

Portfolio Total	—	—	—	—	—

Queensland Health
Advancing Queensland’s Health Infrastructure Program	—	20,000	28,900	43,300	99,500
Caboolture Hospital 32 New Bed Upgrade	—	—	—	—	—
Cloncurry Alan Ticehurst Building Refurbishment	—	—	—	—	—
Dimbulah Primary Healthcare Clinic Replacement	—	—	—	—	—
Wynnum Integrated Health Care Centre	—	—	—	—	—
Wynnum Replacement Ambulance Station	—	—	—	—	—

Portfolio Total	—	20,000	28,900	43,300	99,500

Queensland Police Service
Improving Counter-Terrorism Capability and Capacity	—	788	—	—	—
Tackling Child Exploitation	783	490	—	—	—
Road Safety[2]	—	—	1,300	1,300	—

Portfolio Total	783	1,278	1,300	1,300	—

25

Budget Measures 2016-17

Capital measures since 2015-16 MYFER	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000

Queensland Treasury
Secure the Integrity of the State Revenue Base and Improve Services into the Future	—	4,691	504	127	—

Portfolio Total	—	4,691	504	127	—

Total impact on Capital since 2015-16 MYFER	8,204	561,835	778,595	803,345	724,730

Total impact on Capital since the 2015-16 Budget	25,015	569,085	778,595	803,345	724,730

1.	Further funding for this measure can be found in the Post Mid-Year Fiscal and Economic Review section of this table.
2.	Further funding for this measure can be found in the Mid-Year Fiscal and Economic Review section of this table.

26

Budget Measures 2016-17

Table 1.8:	Revenue measures since the 2015-16 Budget

Revenue measures since 2015-16 MYFER	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000

Department of Environment and Heritage Protection
Connect Voluntary User Fees	—	750	964	1,071	1,104
Regulated Waste Tracking	—	732	695	658	687

Portfolio Total	—	1,482	1,659	1,729	1,791

Department of Justice and Attorney-General
Deliver Sustainable Funding for Legal Assistance and Other Matters	—	27,536	27,536	27,536	27,536
Queensland Civil and Administrative Tribunal Fee Changes	—	70	70	70	70
Liquor Application and Risk Criterion Licence Fee Amendments	—	(1,895)	(1,968)	(2,037)	(2,108)

Portfolio Total	—	25,711	25,638	25,569	25,498

Department of Natural Resources and Mines
Land Rent Capping	—	(42)	(25)	—	—
Extending Existing Drought Relief Arrangements	—	(4,200)	—	—	—

Portfolio Total	—	(4,242)	(25)	—	—

Department of Transport and Main Roads
South East Queensland Fare Review	—	—	—	—	—

Portfolio Total	—	—	—	—	—

Queensland Treasury
Transfer Duty Surcharge for Foreign Purchasers of Residential Property	—	15,000	25,000	25,000	25,000
Additional Tax Compliance Activity	—	1,500	3,750	4,500	—
Rural Assistance Package	—	(1,600)	(1,700)	(1,800)	(1,900)

Portfolio Total	—	14,900	27,050	27,700	23,100

Total impact on Revenue since 2015-16 MYFER	—	37,851	54,322	54,998	50,389

Total impact on Revenue since the 2015-16 Budget	—	37,851	54,322	54,998	50,389

27

Budget Measures 2016-17

2	Expense measures

Introduction

The following tables present the relevant portfolio expense measures relating to decisions taken since the 2015-16 Budget. This does not represent the full amount of additional funding provided to agencies since the 2015-16 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

28

Budget Measures 2016-17

Department of Aboriginal and Torres Strait Islander Partnerships

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Remote Indigenous Land and Infrastructure Program Office	—	4,522	4,515	4,521	4,551

The Government is providing increased funding of $18.1 million over four years for the continuation of the Remote Indigenous Land and Infrastructure Program Office to provide an integrated capital works approach to infrastructure works in the 34 discrete Aboriginal and Torres Strait Islander communities.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Cape York Peninsula Tenure Resolution Program	—	4,436	3,619	4,023	250

The Government is providing increased funding of $12.3 million over four years with ongoing funding of $300,000 per annum to continue the Cape York Peninsula Tenure Resolution Program and establish joint management arrangements over lands classified as National Park - Cape York Peninsula Aboriginal Land.

Total increased funding for the Cape York Peninsula Tenure Resolution Program is $29.6 million over four years. Further funding can be found in the Department of National Parks, Sport and Racing section of this chapter. The capital component of this measure can be found in the Department of Aboriginal and Torres Strait Islander Partnerships and Department of National Parks, Sport and Racing sections of Chapter 3 Capital Measures.

29

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Reparations for Stolen Wages	1,642	1,818	1,531	—	—

The Government is providing increased funding of up to $5 million over three years from 2015-16 for administration costs associated with the $21 million Reparations for Stolen Wages Program. This program addresses the long standing historical issue of reparations for wages stolen from Aboriginal and Torres Strait Islander Queenslanders under the control of the government at the time. It includes establishing a special taskforce to advise on and assist with this process.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
From Jail to Jobs	—	1,315	—	—	—

The Government is providing additional funding of $1.3 million in 2016-17 for a pilot program to transition 30 Aboriginal and Torres Strait Islander offenders from prison into ongoing employment in the resources sector.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Economic Participation Partnership Projects	—	500	1,500	—	—

The Government is providing additional funding of $2 million over two years with a further $1 million reprioritised by the department, to fund statewide partnership projects that will lead to employment of Aboriginal and Torres Strait Islander Queenslanders and an increased number of sustainable Indigenous businesses.

30

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - High Risk Teams to Support an Integrated Service Response	—	477	714	732	756

The Government is providing additional funding of $2.7 million over four years to engage up to six additional positions to support the roll out of high risk teams and ensure responses are culturally appropriate, place based and tailored to local Aboriginal and Torres Strait Islander populations. High risk teams will support the development of integrated responses to domestic and family violence in seven new catchment areas and the existing trial in Logan-Beenleigh. This includes the establishment of an integrated response trial in Mount Isa and a discrete Indigenous community, bringing a total of eight Queensland Government-led integrated responses in Queensland by 2018-19. Further details of this funding can be found in the Department of Justice and Attorney-General, Department of Communities, Child Safety and Disability Services, Department of Housing and Public Works, Queensland Health and the Queensland Police Service sections of this chapter.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Investing in Success	—	—	—	—	—

The Government is providing additional funding of up to $2 million over three years held in contingency for the Investing in Success pilot, part of an Investment Reform Framework currently being developed. The intent of this framework is to design an investment system that supports the achievement of the wellbeing goals of Queensland’s discrete Aboriginal and Torres Strait Islander communities.

The pilot funding supports a co-designed incentive scheme developed in collaboration with communities to achieve and track progress on mutually agreed performance milestones and indicators leading to improved outcomes. It then provides for bringing forward the future savings in government expenditure when improved and sustained outcomes are achieved and re-investing this into the community, providing an income stream for the delivery of local priorities.

31

Budget Measures 2016-17

Department of Agriculture and Fisheries

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Extending Existing Drought Relief Arrangements	—	15,084	—	—	—

The Government is providing increased funding of $15.1 million in 2016-17 and funding of $13.1 million in 2016-17 has been internally reallocated by the department for the continuation of the Drought Assistance Package and drought reform initiatives. This funding provides freight subsidies and emergency water infrastructure rebates to support producers and communities that have been affected by drought across the State.

The Drought Assistance Package is a total of $41.9 million in 2016-17 across several departments to support drought affected communities across the State. Further funding can be found in the Department of Communities, Child Safety and Disability Services, the Department of Energy and Water Supply and the Queensland Health sections of this chapter and the Department of Natural Resources and Mines section of Chapter 4 Revenue Measures.

When combined, the Drought Assistance Package and Rural Assistance Package will provide a total of $77.9 million over five years from 2015-16 to assist rural producers and communities across the State affected by debt and drought.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Rural Assistance Package	—	5,030	5,081	5,133	1,905

The Government is providing additional funding of $17.1 million over four years and funding of $4.3 million over five years from 2015-16 has been internally reallocated to support the Rural Assistance Package. This funding provides for pest and weed management including wild dog control, expanded functions and services of QRAA (to be replaced with the Queensland Rural and Industry Development Authority), new farm debt mediation requirements, financial management and climate risk mitigation grants and the establishment and ongoing operation of the Office of Rural Affairs. The Australian Government will also provide $870,000 over two years towards the pest and weed management component of this measure.

The Rural Assistance Package is a total of $36 million over five years across several departments to assist rural producers across the State affected by debt and drought. Further funding for the Rural Assistance Package can be found in the Department of Education and Training and Department of Environment and Heritage Protection sections of this chapter and the Queensland Treasury section of Chapter 4 Revenue Measures.

32

Budget Measures 2016-17

When combined, the Drought Assistance Package and Rural Assistance Package will provide a total of $77.9 million over five years from 2015-16 to assist rural producers and communities across the State affected by debt and drought.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Funding for Emergent Biosecurity Programs and Commitments	—	8,059	2,787	1,287	247

The Government is providing increased funding of $12.4 million over four years and funding of $2.6 million has been internally reallocated by the department to support emergent biosecurity programs. This funding will support the continuation of a response program to the detection of the Tropical Race 4 strain of Panama disease, support improved management and control of wild dogs in western Queensland, increase support to the RSPCA in recognition of the increased workload on the RSPCA inspectorate in response to the new puppy farm legislation and provide a capital grant for RSPCA facility upgrades in Cairns and Townsville.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Pest Animal & Weed Management in Drought Affected Areas	4,847	5,153	—	—	—

The Australian Government is providing additional funding of $10 million over two years for the delivery of pest and weed management activities in drought-affected areas which will reduce grazing pressure on farms, reduce predation of agricultural livestock from pest animals and reduce weed incursions through containment, prevention and eradication.

33

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
The New Agricultural Economy	—	3,160	350	350	—

The Government is providing additional funding of $3.9 million over three years and funding of $950,000 has been internally reallocated by the department to implement the Technology Commercialisation Fund. The Fund is a pilot program under the New Agricultural Economy aimed at attracting private sector capital into government agriculture and food based research and development with the aim of increasing the commercialisation success of the department’s owned intellectual property, as well as generating increased royalty returns.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Pest and Disease Preparedness and Response Programs - National Partnership	19,089	2,364	2,396	—	—

The Australian Government is providing additional funding of $15.8 million over three years and funding of $8 million will be provided by other States and Territories to manage nationally significant biosecurity eradication responses. This includes funding for Red Imported Fire Ant in 2015-16, Electric Ant in 2015-16, Four Tropical Weeds, Red Witchweed and Exotic Fruit Fly in Torres Strait. National cost sharing arrangements for the Red Imported Fire Ant for 2016-17 were agreed post the finalisation of the 2016-17 Budget with additional Australian Government funding of approximately $14.5 million expected in 2016-17.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Implementation of the Biosecurity Capability Review	—	2,290	3,047	2,934	2,571

The Government is providing additional funding of $10.8 million over four years and funding of $19.4 million has been internally reallocated by the department to implement the recommendations of the Queensland Biosecurity Capability Review. This is aimed at furthering the Government’s election commitment to restore Queensland’s biosecurity capability to world’s best practice.

34

Budget Measures 2016-17

Department of Communities, Child Safety and Disability Services

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Communications and Technology Solutions	—	3,559	3,290	3,180	800

The Government is providing additional funding of $10.8 million over four years to provide new information and communication technology solutions to facilitate integrated case management and service delivery to victims and their children and prevent violence from occurring. Further details of this funding can be found in the Department of Justice and Attorney-General section of this Chapter.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Development of New and Enhanced Services	—	2,114	9,536	14,229	17,253

The Government is providing additional funding of $43.1 million over four years for new and enhanced specialist and generalist domestic and family violence services that will be directed to existing service gaps, including counselling services for victims, children and young people, court based support, sexual assault services, post crisis step-down support and services for Aboriginal and Torres Strait Islander people.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

35

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Perpetrator Interventions	—	1,814	2,729	2,886	2,903

The Government is providing additional funding of $10.3 million over four years for additional perpetrator interventions, including a pilot of the Child Safety Walking with Dads initiative in Mount Isa, Sunshine Coast and Moreton Bay and improvements to practice standards.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Sexual Assault Services	260	1,040	1,040	1,040	1,040

The Government is providing additional funding of $4.4 million over five years to establish five new sexual assault services to provide both immediate and ongoing counselling to adults affected by sexual violence, including historical abuse. These new services are located in Mackay, Moreton Bay, Inala, Ipswich and the Redlands.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Capacity Building for Improved Service Delivery	—	963	1,718	2,053	2,060

The Government is providing additional funding of $6.8 million over four years to build the capacity of public, private and community workplaces and workforces to identify, prevent and respond effectively to domestic and family violence. This includes development of training for frontline professionals to support the delivery of quality services and to upskill workers, particularly in rural and remote locations.

36

Budget Measures 2016-17

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Integrated Response Trial in Logan-Beenleigh	232	799	802	805	810

The Government is providing additional funding of $3.4 million in resources over five years to support the implementation of the domestic violence integrated response trial in Logan-Beenleigh including funding to enhance the capacity of support services.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - High Risk Teams to Support an Integrated Service Response	—	723	2,119	2,780	2,616

The Government is providing additional funding of $8.2 million over four years to fund high risk teams that support the development of integrated responses to domestic and family violence in seven new catchment areas and expand the existing trial in Logan-Beenleigh. This includes the establishment of the integrated response trials in Mount Isa and Cherbourg, along with expanded integrated responses to commence in 2017-18 in Cairns/Mossman, Brisbane, Ipswich, Mackay/Whitsunday and Moreton Bay bringing a total of eight Queensland Government-led integrated responses in Queensland by 2018-19. Further details of this funding can be found in the Department of Justice and Attorney-General, Department of Housing and Public Works, Department of Aboriginal and Torres Strait Islander Partnerships, the Queensland Police Service and Queensland Health sections of this chapter.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

37

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Extension of Southport Specialist Domestic and Family Violence Court Trial	127	381	—	—	—

The Government is providing additional funding of $508,000 over two years to increase the capacity of two non-government organisations to support the specialist court trial at Southport through the provision of court support for aggrieved persons as well as perpetrator intervention programs which magistrates can refer to when issuing voluntary intervention orders. Further details of this funding can be found in the Department of Justice and Attorney-General and the Queensland Police Service sections of this chapter.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Home Safety Upgrades	94	188	188	188	188

The Government is providing additional funding of $846,000 in brokerage funds over five years to 11 services across Queensland to expand the number of locations where safety upgrades to home security can be provided to victims. This enables victims and their children to remain in their own homes where it is assessed as safe to do so.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

38

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Counselling Initiatives	1,000	—	—	—	—

The Government has provided additional funding of $1 million in 2015-16 to 11 non-government organisations to enhance the capacity of 13 domestic violence counselling services across Queensland to meet increasing demand for support services.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	—	—	—	—

The Government is providing increased funding of $34.8 million over three years for the staged roll out of specialist courts. This includes increased funding for court support for victims and court liaison/information and access to intervention programs for perpetrators. This funding is held at a whole-of-Government level as a contingency pending learnings from the specialist court trial underway at Southport. Further details of this funding can be found in the Department of Justice and Attorney-General and Queensland Police Service sections of this chapter and the Department of Justice and Attorney-General section of Chapter 3 Capital Measures.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

39

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Extending Existing Drought Relief Arrangements	—	4,000	—	—	—

The Government is providing increased funding of $4 million in 2016-17 to extend community support measures in drought declared areas to strengthen the resilience of drought affected Queenslanders. The measures include a mix of financial assistance, counselling services, community events and farm skill development activities.

The Drought Assistance package is a total of $41.9 million in 2016-17 across several departments to support drought affected communities across the State. Further funding can be found in the Department of Agriculture and Fisheries, and the Department of Energy and Water Supply and the Queensland Health sections of this chapter and the Department of Natural Resources and Mines section of Chapter 4 Revenue Measures.

When combined, the Drought Assistance Package and Rural Assistance Package will provide a total of $77.9 million over five years from 2015-16 to assist rural producers and communities across the State affected by debt and drought.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Modernising the Community Recovery Disaster Management System	—	2,000	500	500	500

The Government is providing additional funding of $3.5 million over four years to modernise the Community Recovery disaster management system. This includes working with stakeholders to develop programs to improve the disaster resilience of vulnerable persons and support organisations, improving planning capabilities, and enhancing capability across the community recovery workforce.

40

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Neighbourhood Centre Investment Strategy	—	750	1,500	750	—

The Government is providing additional funding of $3 million over three years to trial the placement of Community Connect workers in Neighbourhood Centres in Manoora, Darra, Lockyer Valley, Gympie, Eagleby, Nerang, Chinchilla, Blackall-Tambo, Upper Ross, Bowen, Monto and Mossman to provide support and referral of clients to specialist support services, including those affected by domestic and family violence.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Seniors Strategy and Elder Abuse Initiatives	—	100	2,000	2,000	2,000

The Government is providing additional funding of $6.1 million over four years to fund the Queensland: an age-friendly community strategy, including an innovation grants program, to enhance Seniors Legal and Support Services and the Elder Abuse Prevention Unit, and to expand the state-wide Seniors Enquiry Line to improve services throughout Queensland.

This forms part of the Government’s overall package of $8.3 million over four years ($6.9 million new funding and $1.4 million reprioritised funding) for initiatives to deliver the Queensland: an age-friendly community strategy and implement recommendations from the Parliamentary Inquiry into the adequacy of existing financial protections for Queensland’s seniors. Further funding can be found in the Department of Justice and Attorney-General section of this chapter.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Financial Resilience and Inclusion Action Plan	—	—	—	—	—

Funding of $25 million over four years from 2016-17 has been reprioritised by the department for the Financial Resilience program announced in the 2015-16 Budget. The program has been redesigned and enhanced, and will include new financial counselling positions, continued emergency relief, further financial literacy initiatives and Good Money shops. The department will partner with Good Shepherd Microfinance to pilot Good Money shops in the Gold Coast and Cairns areas.

41

Budget Measures 2016-17

Good Money shops offer safe, affordable and responsible financial services for people on low incomes who are otherwise excluded from mainstream financial services. This will support Queenslanders to respond better to financial stresses, personal issues and cost of living pressures. This program will be informed by a Queensland Financial Resilience and Inclusion Action Plan.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Funding for the Community Aids, Equipment and Assistive Technologies Initiative and the Vehicle Options Subsidy Scheme	—	—	—	—	—

Funding of $17.5 million over three years has been reprioritised by the department to support the continuation of the Community Aids Equipment and Assistive Technologies Initiative and Vehicle Options Subsidy Scheme.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Scholarship Program for Young Women Exiting from the Care of the State	—	—	—	—	—

Funding of $1.2 million over five years has been reprioritised to establish a scholarship scheme in partnership with the Smith Family to support up to 100 young women leaving care to access higher education.

42

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Community Hubs and Partnerships	—	(375)	(375)	(375)	(375)

The Government is reprioritising funding of $1.5 million over four years to support the continuation of the Community Hubs and Partnerships (CHaPs) program within the Department of State Development. The CHaPs program will foster and facilitate improved collaboration for the planning and delivery of services and infrastructure across all levels of Government, private and community sectors.

Total funding for the CHaPs Program across several agencies is $8.1 million over four years. Further funding contributions can be found in the Department of Education and Training, the Department of State Development and Queensland Health sections of this chapter.

43

Budget Measures 2016-17

Department of Education and Training

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Senior Assessment and Tertiary Entrance System	3,000	24,311	23,054	22,069	—

The Government is providing additional funding of $72.4 million over four years, in addition to $4.5 million redirected by the department, to continue the development of new senior assessment and tertiary entrance systems. This includes the development and trialling of new senior assessment processes, redevelopment of senior syllabuses and professional development for teachers and curriculum leaders.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Universal Access to Kindergarten	—	16,500	26,300	—	—

The Government is providing additional funding of $42.8 million over two years, to fund the Australian Government’s shortfall resulting from the National Partnership Agreement on Universal Access to Early Childhood Education and to maintain current service delivery and child subsidies. The Australian Government’s funding contribution is up to $175.8 million over two years, with the Queensland Government contributing a total of $205.1 million over this period.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Back to Work - Regional Employment Package	—	10,000	—	—	—

Funding of $10 million has been reprioritised by the department to support the Certificate 3 Guarantee Boost program, part of the Back to Work - Regional Employment Package. Total funding for the Back to Work - Regional Employment Package, administered by Queensland Treasury, is $100 million over two years. Further funding can be found in the Queensland Treasury section of this chapter.

44

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Review of School Administrative and Support Staff	—	8,238	24,632	33,448	35,635

The Government is providing additional funding of $102 million (including an allocation for non-state schools through the basket nexus funding arrangements) over four years and ongoing funding for Queensland Schools to implement the findings of the Review of School Administrative and Support Staff, including the re-classification of state school staff and to update the school administrative staffing allocation model.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
NAPLAN Online	—	6,710	—	—	—

The Government is providing additional funding of $6.7 million in 2016-17 for the online national assessment platform costs as part of transitioning to the online NAPLAN assessment for all Queensland students.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Reducing Prisoner Suicide Risk at Borallon Training and Correctional Centre	—	1,900	700	700	700

The Government is providing additional funding of $4 million over four years to establish and operate a TAFE campus at Borallon Training and Correctional Centre, to assist in reducing the risk of prisoner suicide.

Total funding for the Borallon Training and Correctional Centre package across several agencies is $88.5 million over five years, which includes $85.9 million new funding and $2.6 million from internal allocations. Further details can be found in the Department of Justice and Attorney-General and Queensland Health sections of this chapter. The capital component of this measure can be found in the Department of Justice and Attorney-General section of Chapter 3 Capital Measures.

45

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Rural Assistance Package	913	1,830	913	—	—

The Government is providing additional funding of $3.7 million over three years to provide assistance for rural school students in drought affected communities as part of the Rural Assistance Package.

The Rural Assistance Package is a total of $36 million over five years across several departments to assist rural producers across the State affected by debt and drought. Further funding can be found in the Department of Agriculture and Fisheries and Department of Environment and Heritage Protection sections of this chapter and the Queensland Treasury section of Chapter 4 Revenue Measures.

When combined, the Drought Assistance Package and Rural Assistance Package will provide a total of $77.9 million over five years from 2015-16 to assist rural producers and communities across the State affected by debt and drought.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
State School Asset Maintenance Program	—	—	—	—	94,692

The Government is providing additional funding of $94.7 million in 2019-20 (including $9.9 million for non-state schools), and ongoing funding for maintenance of existing schools to ensure appropriate proportion of funds are allocated against the total asset base of Queensland schools, in accordance with the Queensland Maintenance Management Framework.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Community Hubs and Partnerships	—	(375)	(375)	(375)	(375)

Funding of $375,000 per annum has been reprioritised by the department to support the continuation of the Community Hubs and Partnerships (CHaPs) program within the Department of State Development. The CHaPs program will foster and facilitate improved collaboration, for the planning and delivery of services and infrastructure, across all levels of Government, private and community sectors.

46

Budget Measures 2016-17

Total funding for the CHaPs Program across several agencies is $8.1 million over four years. Further funding contributions can be found in the Department of Communities, Child Safety and Disability Services, the Department of State Development and Queensland Health sections of this chapter.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Australian Government Students First Funding (Investing For Success)	—	(121,500)	121,500	—	—

The Government has re-phased $121.5 million of Australian Government’s Students First funding for Queensland state schools from 2016-17 to 2017-18 to ensure Australian Government funding totalling $479.8 million, provided under the Government’s Investing for Success (previously known as Great Results Guarantee) initiative, is allocated across the entire 2016 and 2017 school years. This will enable the department to provide resourcing certainty and more effective planning for state schools to the end of 2017.

47

Budget Measures 2016-17

Department of Energy and Water Supply

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Biofuels Mandate Implementation and Consumer Education Campaign	2,228	8,266	—	—	—

The Government is providing additional funding of $10.5 million over two years for the implementation of the Biofuels Mandate. This includes market research/development of a community awareness campaign to support the introduction of the Biofuels Mandate.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Local Management Arrangements - Stage 3 Investigations	1,966	6,945	—	—	—

The Government is providing total funding of $8.9 million over two years to launch the investigation stage of the Local Management Arrangements Project. This will involve agreeing to the final terms for transitioning ownership and control of the Theodore, St George, Eton and Emerald schemes to local management. As part of this stage, further work will be recommenced on preparing revised business cases for Government consideration of the Bundaberg, Burdekin-Haughton, Lower Mary and Mareeba-Dimbulah schemes.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Community Service Obligation - Cloncurry	—	5,934	—	—	—

The Government is providing increased funding of up to $5.9 million in 2016-17 for the Community Service Obligation (CSO) payment to Sunwater which supports operations of the Cloncurry water pipeline.

48

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Extending Existing Drought Relief Arrangements	—	4,000	—	—	—

The Government is providing increased funding of $4 million in 2016-17 to continue to provide relief to farming customers from fixed charges for electricity accounts that are used to pump water for farm or irrigation purposes during periods of drought.

The Drought Assistance package is a total of $41.9 million in 2016-17 across several departments to support drought affected communities across the State. Further funding can be found in the Department of Agriculture and Fisheries, the Department of Communities, Child Safety and Disability Services and the Queensland Health sections of this chapter and the Department of Natural Resources and Mines section of Chapter 4 Revenue Measures.

When combined, the Drought Assistance Package and Rural Assistance Package will provide a total of $77.9 million over five years from 2015-16 to assist rural producers and communities across the State affected by debt and drought.

49

Budget Measures 2016-17

Department of Environment and Heritage Protection

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Underground Coal Gasification Investigations	6,562	5,170	—	—	—

The Government has provided increased funding of $11.7 million over two years from 2015-16 to support ongoing investigations and compliance actions into instances of alleged serious environmental harm, relating to underground coal gasification.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Community Sustainability Action Grants	—	4,000	4,000	4,000	—

The Government is providing additional funding of $12 million over three years for grants to local environment, wildlife and heritage conservation groups. The grants will support community engagement, encourage innovation and enable eligible groups and individuals to help improve wildlife protection, environmental rehabilitation and heritage conservation of local sites.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Wildlife Management	—	3,800	3,800	3,800	3,800

The Government is providing increased funding of $15.2 million over four years to support a range of wildlife management and conservation activities across Queensland. This includes $6 million over four years to support grants to wildlife hospitals providing care and recovery services to sick and injured animals, and ongoing funding of $2.3 million per annum to support wildlife licencing and inspections, and the continued development of wildlife management regulations.

50

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Koala Conservation	—	3,485	3,140	2,857	2,620

The Government is providing increased funding of $12.1 million over four years and ongoing funding of $2.6 million per annum for koala conservation and protection measures. The funding will provide continued support for koala care and rehabilitation services, expanded population surveys and habitat mapping, as well as the establishment of two koala refuges. These initiatives will guide future research and habitat management programs to protect koalas in South East Queensland.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
NatureAssist Program	—	2,811	2,881	2,954	3,027

The Government is providing increased funding of $11.7 million over four years and ongoing funding of $3 million per annum for the management of Nature Refuge agreements under the NatureAssist program. Nature Refuges are perpetual, legally-binding covenants over areas of significant and potential conservation value, which are established through voluntary negotiation between landholders and the Government.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Waste Management	—	1,940	—	—	—

The Government is providing additional funding of $1.9 million in 2016-17 to invest in waste management and waste reduction strategies. These will promote enhanced recycling and waste diversion industries, leading to reduced landfill and reuse of materials. The Government will work in partnership with industry and local governments to develop employment and business opportunities in the waste management and resource recovery sectors.

51

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Climate Change Strategy	—	1,830	1,623	1,660	1,701

The Government is providing increased funding of $6.8 million over four years and ongoing funding of $1.7 million per annum to develop and implement a Queensland Climate Change Strategy.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Crocodile Management	—	1,671	2,022	2,068	—

The Government is providing increased funding of $5.8 million over three years for crocodile management, including the expansion of the Crocodile Urban Management Area in the Rockhampton region. The strategy includes scientific analysis and surveying of crocodile populations to inform future crocodile management practices, as well as engagement with local councils and communities to identify key risk areas, promote public education and manage the removal of problem animals.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Pristine Rivers	—	1,145	332	—	—

The Government is providing additional funding of $1.5 million over two years to work with key stakeholders to develop and implement strategies to protect Queensland’s pristine rivers from large scale industrial operations.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Rural Assistance Package - Yellow Crazy Ant Management	—	1,013	1,013	1,013	—

As part of the Rural Assistance Package, the Government is providing additional funding of $3 million over three years to assist the Wet Tropics Management Authority (WTMA) to manage yellow crazy ants in the Wet Tropics World Heritage Area. Funding is provided on the condition that the Australian Government funds 80 per cent of the costs of the WTMA program.

52

Budget Measures 2016-17

The Rural Assistance Package is a total of $36 million over five years from 2015-16 across several departments to assist rural producers across the State affected by debt and drought. Further funding for the Rural Assistance Package can be found in the Department of Agriculture and Fisheries and Department of Education and Training sections of this chapter and the Queensland Treasury section of Chapter 4 Revenue Measures.

When combined, the Drought Assistance Package and Rural Assistance Package will provide a total of $77.9 million over five years from 2015-16 to assist rural producers and communities across the State affected by debt and drought.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Cape York and Great Sandy World Heritage Area Nominations	—	813	1,213	171	—

The Government is providing additional funding of $2.2 million over three years to progress World Heritage nominations for Cape York Peninsula and an expanded Fraser Island (Great Sandy) World Heritage area, in consultation with Traditional Owners.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Implementation of the Biofuels Mandate	—	704	—	—	—

The Government is providing additional funding of $704,000 in 2016-17 for the development of best practice environmental standards as part of the implementation of Queensland’s Biofuels Mandate. The capital component of this measure can be found in Chapter 3 Capital Measures.

53

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Management of Flying Fox Roosts	500	650	550	450	—

The Government is providing additional funding of $2.2 million over four years from 2015-16 to support research into flying fox behaviour and roost site management. This will facilitate improved practices to disburse flying foxes and develop alternate roost sites, leading to a reduction in negative impacts on communities. The program will be implemented in collaboration with the local councils and the Commonwealth Scientific and Industrial Research Organisation. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Administration of Chapter 3 Water Act	—	530	542	555	—

The Government is providing additional funding of $1.6 million over three years to support the administration of Chapter 3 of the Water Act 2000, including groundwater impact assessments to ensure that users of groundwater comply with their statutory obligations.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Cassowary Rehabilitation	309	530	530	530	530

The Government has provided additional funding of $309,000 in 2015-16 and ongoing funding of $530,000 per annum from 2016-17 to support recovery and rehabilitation services for sick, injured and orphaned cassowaries in North Queensland.

54

Budget Measures 2016-17

Department of Housing and Public Works

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Government Owned Office Accommodation Maintenance	—	10,000	5,000	—	—

The Government is providing additional funding of $15 million over two years from 2016-17 to address priority maintenance works for the non-residential building portfolio.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Smoke Alarm Requirements for Domestic Dwellings	—	6,767	14,516	18,146	18,182

The Government is providing additional funding of $73 million over five years from 2016-17 to implement proposed changes to Queensland smoke alarm legislative requirements in government-owned housing and for specialised community housing providers serving at-risk community members. Further details of this funding can be found in the Queensland Fire and Emergency Services section of this chapter.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Home Ownership on Aboriginal and Torres Strait Islander Land	—	3,500	—	—	—

The Government is providing additional funding of $3.5 million in 2016-17 to conduct condition assessments, maintenance and upgrades to progress the transfer of social housing for home ownership on Aboriginal and Torres Strait Islander land.

55

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Emergent and Maintenance Works on the Old Museum Building	—	3,000	—	—	—

The Government is providing additional funding of $3 million in 2016-17 to undertake urgent repairs and upgrade work to meet ongoing statutory workplace health and safety and building code compliance.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Supported Accommodation for Women and Children Escaping Domestic and Family Violence in Charters Towers	—	560	560	560	560

The Government is providing additional funding of $560,000 per annum to operate a domestic and family violence shelter in Charters Towers. The capital component of this measure can be found in Chapter 3 Capital Measures.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Supported Accommodation for Women and Children Escaping Domestic and Family Violence in a Rural or Remote Location	—	560	560	560	560

The Government is providing additional funding of $560,000 per annum to operate a domestic and family violence shelter in a rural or remote location. The capital component of this measure can be found in Chapter 3 Capital Measures.

56

Budget Measures 2016-17

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - High Risk Teams to Support an Integrated Service Response	—	121	280	421	464

The Government is providing additional funding of $1.3 million over four years to support integrated responses to domestic and family violence by establishing high risk teams in seven additional locations, and expanding the existing team in Logan - Beenleigh. Further details of this funding can be found in the Department of Communities, Child Safety and Disability Services, Department of Justice and Attorney-General, Department of Aboriginal and Torres Strait Islander Partnerships, Queensland Police Service and Queensland Health sections of this chapter.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Government Employee Housing Program	—	—	—	—	—

The Government is providing additional funding of $32 million over three years from 2015-16 to carry out backlog maintenance on the Government employee housing portfolio. This maintenance program is being funded from the sale of surplus general purpose houses. The capital component of this measure can be found in Chapter 3 Capital Measures.

57

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Life Cycle Maintenance of the Gold Coast Convention and Exhibition Centre	—	—	—	—	—

Funding of $4 million over four years from 2016-17 has been internally reallocated by the department to undertake required rectification and maintenance work at the Gold Coast Convention and Exhibition Centre.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Maintenance Funding for Critical Projects	—	—	—	—	—

Funding of $8 million in 2016-17 has been internally reallocated by the department to undertake urgent maintenance or upgrade work on building assets which includes Government House and government office buildings in Townsville, Maryborough and Cairns.

58

Budget Measures 2016-17

Department of Infrastructure, Local Government and Planning

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Maturing the Infrastructure Pipeline Program	—	14,000	6,000	—	—

The Government is providing increased funding of $20 million over two years from 2016-17 to help progress proposals that were identified through community consultation on the State Infrastructure Plan.

The Government is providing total funding of $2 billion over five years from 2015-16 to build the priority infrastructure needed to support economic growth and liveability into the future. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Community Resilience Fund	—	10,000	—	—	—

The Government is providing increased funding of $10 million in 2016-17 to continue the Community Resilience Fund which was established to support local governments with mitigating the impact of natural disasters on infrastructure, to better protect vulnerable communities. The total allocation for the Fund for the two years since 2015-16 is $50 million. The Australian Government has been requested to contribute.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
State Infrastructure Plan	1,010	5,543	3,473	2,283	1,343

The Government is providing additional funding of $13.7 million over five years from 2015-16 to support new capabilities and functions necessary to coordinate and integrate infrastructure planning and delivery, and to deliver the State Infrastructure Plan’s implementation actions.

59

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Natural Disaster Resilience	—	4,950	4,950	—	—

The Government is providing increased funding of $9.9 million over two years for disaster mitigation and resilience. The department will internally allocate $2.1 million bringing the total Queensland contribution to $12 million. Queensland will work together with local government, business and the non-government sector to build community resilience to natural disasters. The Australian Government will provide $12 million towards this measure.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
International Education and Training Strategy	—	4,064	4,166	4,270	6,314

The Government is providing increased funding of $25.3 million over five years to 2020-21 for Trade and Investment Queensland to deliver initiatives from the Queensland International Education and Training Strategy to Advance Queensland 2016-2021 and to continue the International Education and Training Unit.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Palm Island Water Shortage	600	3,790	—	—	—

The Government is providing additional funding of up to $4.4 million for operating costs of temporary and other measures required to provide potable water for the Palm Island Community. The capital component of this measure can be found in Chapter 3 Capital Measures.

60

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Major Infrastructure Program - Stage 6	—	3,750	3,750	3,750	3,750

The Government is providing $15 million over four years to address priority environmental health infrastructure needs within the targeted council areas of: Torres Strait Island Regional Council, Torres Shire Council and Northern Peninsula Area Regional Council. It is anticipated that the Australian Government will match the Government’s funding contribution for this program.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Funding for Emergent Issues	—	1,250	—	—	—

The Government is providing increased funding of $1.3 million in 2016-17 to cover emergent issues including funding for donation management.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Trade and Investment Opportunities Advancement	—	448	529	523	—

The Government is providing additional funding of $1.5 million over three years to establish offices in Chengdu and Singapore to advance Trade and Investment opportunities for Queensland.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Northern Peninsula Area Water Supply System - Capital Renewal	—	432	372	140	391

The Government is providing additional funding of $1.3 million over four years for identified capital renewal and replacement costs of the Northern Peninsula Area Regional Council water supply system.

61

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Building Queensland	—	—	4,710	4,860	4,860

The Government is providing increased funding of $14.4 million over three years for operating costs of Building Queensland as a newly formed statutory body.

62

Budget Measures 2016-17

Department of Justice and Attorney-General

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Extension of Southport Specialist Domestic and Family Violence Court Trial	923	2,808	—	—	—

The Government is providing increased funding of $3.7 million over two years from 2015-16 for the extension of the Specialist Domestic and Family Violence Court Trial at Southport. The outcomes of the trial will inform the staged roll out of specialist domestic and family violence courts to other Queensland locations. Further details of this funding can be found in the Queensland Police Service and Department of Communities, Child Safety and Disability Services sections of this chapter.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Building Capacity of Community Justice Groups	—	1,484	2,449	3,594	3,501

The Government is providing increased funding of $11 million over four years with $3.5 million per annum ongoing to enhance the capability of Community Justice Groups in 18 discrete Indigenous communities, and develop culturally appropriate domestic and family violence response services for Aboriginal and Torres Strait Islander peoples, as well as build capacity within Community Justice Groups to support domestic and family violence reform.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

63

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Implementation and Coordination Team	—	1,455	727	741	752

The Government is providing increased funding of $3.7 million over four years with $752,000 per annum ongoing for additional resources to drive the reform agenda required under the Government’s response to the Not Now, Not Ever report.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - High Risk Teams to Support an Integrated Service Response	—	713	1,452	2,251	2,457

The Government is providing increased funding of $6.9 million over four years with $2.5 million per annum ongoing to roll out high risk teams to support the development of integrated responses to domestic and family violence in seven new catchment areas and expand the existing trial in Logan-Beenleigh. This includes the establishment of the integrated response trial in Mount Isa and a discrete Indigenous community, bringing a total of eight Queensland Government-led integrated responses in Queensland by 2018-19. Further details of this funding can be found in the Department of Communities, Child Safety and Disability Services, Department of Housing and Public Works, Department of Aboriginal and Torres Strait Islander Partnerships, the Queensland Police Service and Queensland Health sections of this chapter.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

64

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Introduction of a Sexual Assault Counselling Privilege	—	316	579	668	669

The Government is providing additional funding of $2.2 million over four years with $669,000 per annum ongoing to establish a Sexual Assault Counselling Privilege legal assistance service. Funding will also support a communications package to increase awareness and education.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Communications and Technology Solutions	—	200	—	—	—

The Government is providing increased funding of $200,000 in 2016-17 to explore technological options to monitor high risk perpetrators of domestic and family violence. Further details of this funding can be found in the Department of Communities, Child Safety and Disability Services section of this chapter.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

65

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Professional Development for Magistrates	—	165	167	169	171

The Government is providing increased funding of $672,000 over four years with $171,000 per annum ongoing for a professional development program for Queensland magistrates.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Telephone Support Services	—	100	100	100	—

The Government is providing increased funding of $300,000 over three years for the Women’s Legal Services Helpline.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	—	—	—	—

The Government is providing increased funding of $34.8 million over three years from 2017-18 for the staged roll out of specialist domestic and family violence courts. This includes increased funding for courts, magistracy, Legal Aid Queensland and Queensland Corrective Services to support the specialist domestic and family violence court expansion. This funding is held at a whole-of-Government level as a contingency pending learnings from the specialist court trial underway at Southport. Further detail of this funding can be found in the Department of Communities, Child Safety and Disability Services and the Queensland Police Service sections of this chapter.

66

Budget Measures 2016-17

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Probation and Parole Service Growth Funding	—	7,827	11,687	—	—

The Government is providing increased funding of $19.5 million over two years for the Probation and Parole Service and the Queensland Parole Boards. The funding will be used to improve the supervision of offenders on community orders and the timeliness of decisions on the cancellation and suspension of parole.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Sex Offender Program	—	2,522	2,582	2,544	2,608

The Government is providing increased funding of $10.3 million over four years with ongoing funding of $2.6 million per annum, to continue the delivery of evidence based sexual offending programs aimed at reducing the future risk to the community.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Reducing the Suicide Risk at Borallon Training and Correctional Centre	500	2,118	2,121	3,390	3,390

The Government is providing additional funding of $11.5 million over five years with $3.4 million per annum ongoing to reduce the risk of suicide in secure cells without air-conditioning at the Borallon Training and Correctional Centre (BTCC) and for the commissioning and operation of the existing safety unit at the Southern Queensland Correctional Centre. This is expected to allow the remaining 244 cells to be opened at Borallon, in addition to the 248 cells already re-opened, to address growing demand in the correctives system. Funding of $1.3 million has also been reprioritised by the department internally to fund this measure.

67

Budget Measures 2016-17

Total funding to reduce the prisoner suicide risk at BTCC is $88.5 million (including capital) over five years and across several agencies, including $85.9 million new funding and $2.6 million from internal allocations. The capital component of this measure can be found in Chapter 3 Capital Measures. Further details can be found in the Department of Education and Training and the Queensland Health sections of this chapter.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Offender Electronic Monitoring	—	1,249	1,255	1,282	1,289

The Government is providing increased funding of $5.1 million over four years with $1.3 million per annum ongoing, to modernise the technology used to monitor high risk sex offenders in the community and implement a Geographic Information System.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Expansion of Custodial Infrastructure	—	1,000	—	—	—

The Government is providing increased funding of $1 million in 2016-17 to develop a business case for the expansion of the Arthur Gorrie Correctional Centre.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Specialist Women’s Prisoner Re-entry Services	500	1,000	1,000	1,000	1,000

The Government is providing additional funding of $4.5 million over five years with $1 million per annum ongoing for a specialised women’s reintegration support service. The service assists with providing specific programs tailored to the individual and collective needs of women to enable a successful transition into the community.

68

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Non-custodial Infrastructure	—	137	140	350	350

The Government is providing increased funding of $977,000 over four years to expand facilities for support services in correctional centres including health services, offender intervention services and sentencing management of Dangerous Prisoners (Sexual Offenders) Act 2003 offenders.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Security Upgrade at Brisbane Youth Detention Centre	—	280	280	280	280

The Government is providing increased funding of $1.1 million over four years to cover operating costs for the temporary accommodation space to keep young people and staff safe during the upgrade of a security system at Brisbane Youth Detention Centre.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Deliver Sustainable Funding for Legal Assistance and Other Matters	8,700	38,083	38,956	39,789	40,643

The Government will provide funding of $166.2 million over five years and $40.6 million per annum ongoing for legal assistance, legal profession regulation, and law library services to vulnerable Queenslanders.

From 1 July 2016, the Government will reform the funding arrangements for all legal assistance, legal profession regulation, and law library services to improve certainty and long term sustainability of services, by fully funding all expenditure from the Consolidated Fund.

Interest revenue earned from the Legal Practitioner Interest on Trust Accounts Fund will be transferred to the consolidated fund to partially offset the increased expenditure.

The revenue component of this measure can be found in Chapter 4 Revenue Measures.

69

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Workforce Management Pressures - Queensland Justice System	—	10,000	10,000	—	—

The Government is providing additional funding of $20 million over two years to respond to increased land, criminal and domestic and family violence matters in Queensland Courts and dangerous sexual offender matters and other justice system initiatives.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Recording and Transcription Services	—	4,400	4,400	2,733	—

The Government is providing increased funding of $11.5 million over three years to deliver recording and transcription services within Queensland courts.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Increased Investment in Legal Aid Services	—	3,238	6,476	9,713	12,951

The Government is providing increased funding of $32.4 million over four years with ongoing funding of $13 million per annum to Legal Aid Queensland to deliver on the election commitment to increase legal aid funding over time to a level that is equal to the national average per capita. The funding will support legal assistance services including domestic violence duty lawyers, child protection legal services, farm and rural legal services.

70

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Office of the Director of Public Prosecutions - Criminal Prosecutions	—	2,969	2,980	3,056	3,131

The Government is providing increased funding of $12.1 million over four years to address workload pressures and backlogs in indictment presentation at the Office of the Director of Public Prosecutions. The funding will also boost the response to serious organised crime.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Independent Body to Publish Crime Statistics	—	2,749	2,827	2,840	—

The Government is providing total funding of $8.4 million over three years, including additional funding of $5.3 million, to establish an independent crime statistics body to collect data and monitor organised crime as well as impacts and trends across all crime types. This $5.3 million is in addition to the $3.1 million allocated for the initiative in the 2015-16 Budget.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Youth Justice - Transition to Success Program	—	2,500	2,500	—	—

The Government is providing additional funding of $5 million over two years to expand the Transition to Success program, aimed at reducing recidivism and increasing participation in education and vocational training activities.

71

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Crime and Corruption Commission - Intelligence Hearings Team	—	912	912	912	912

The Government is providing increased funding of $3.6 million over four years to fund the criminal intelligence hearings team.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Household Gambling Survey 2016-17	—	910	108	—	—

The Government is providing additional funding of $1 million over two years to conduct the Queensland Household Gambling Survey. The survey will provide an evidence base for policy development and evaluation, and information about gambling activity and gambling related issues.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Civil and Administrative Tribunal - Justice of the Peace	—	900	916	932	949

The Government is providing increased funding of $3.7 million over four years to continue with Justices of the Peace hearing minor civil disputes in the Queensland Civil and Administrative Tribunal. This reduces the time and cost to finalise minor civil disputes.

72

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Victims of Crime Support	—	600	617	635	653

The Government is providing increased funding of $2.5 million over four years with $653,000 per annum ongoing, to support victims of crime who may have been directly or indirectly affected by violent crime.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Crime and Corruption Commission - Proceeds of Crime	—	403	1,046	1,046	1,046

The Government is providing increased funding of $3.5 million over four years and $1 million per annum ongoing, to continue confiscation proceedings in relation to participants in criminal organisations, unexplained wealth orders and the serious drug offender confiscation order scheme.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Seniors Strategy and Elders Abuse Initiatives	—	189	192	195	198

The Government is providing additional funding of $774,000 over four years, to the Office of the Public Guardian to participate in a whole-of-Government strategy to encourage financial planning and uptake of wills.

This forms part of the Government’s overall package of $8.3 million over four years ($6.9 million new funding and $1.4 million reprioritised funding) to deliver the Queensland: an age-friendly community strategy and implement recommendations from the Parliamentary Inquiry into the adequacy of existing financial protections for Queensland’s seniors. Further funding can be found in the Department of Communities, Child Safety and Disability Services section of this chapter.

73

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Crime and Corruption Commission - Investigations Case Management System	—	175	458	—	—

The Government is providing additional funding of $633,000 over two years to procure a new Investigations Case Management System aimed at enhancing investigation management.

The capital component of this measure can be found in Chapter 3 Capital Measures.

74

Budget Measures 2016-17

Department of National Parks, Sport and Racing

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Racing Integrity Commission - Operation	—	24,618	25,262	25,705	26,544

The Government is providing additional funding for the operations of the Queensland Racing Integrity Commission (QRIC) which has been established as an independent regulator of the racing industry, as recommended by the Queensland Greyhound Racing Industry Commission of Inquiry (CoI).

Funding for QRIC includes funding to be transferred from Racing Queensland (RQ) ($65.7 million over four years) and the Department of National Parks, Sport and Racing (NPSR) ($5.1 million over four years), whose racing integrity functions will transfer to QRIC. The funding to be transferred by RQ and NPSR will be equal to the costs these organisations would have incurred if they had continued to deliver integrity services themselves. The Government is providing an additional $36.4 million over four years to ensure that QRIC is appropriately resourced to implement the recommendations of the CoI.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Country Racing Support Program	—	6,000	6,000	5,000	4,000

The Government is providing additional funding of $21 million over four years to contribute to prize money for country race meetings and to assist country race clubs to enhance the sustainability of country racing into the future.

75

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Government Response to the Queensland Greyhound Racing Industry Commission of Inquiry	4,303	—	—	—	—

The Government has provided additional funding of $4.3 million in 2015-16 to establish the Queensland Racing Integrity Commission and restructure Racing Queensland, as recommended by the Queensland Greyhound Racing Industry Commission of Inquiry. This funding also supported a review of Racing Queensland’s commercial business and the appointment of an interim Chief Executive Officer.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Support for Racing Queensland	31,664	—	—	—	—

The Government has provided additional funding of $31.7 million in 2015-16 to meet Racing Queensland’s forecast operating deficit and enable it to continue to service the Queensland racing industry.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Cape York Peninsula Tenure Resolution Program	—	2,442	2,561	2,959	3,490

The Government is providing increased funding of $11.5 million over four years, to jointly manage Cape York Peninsula Aboriginal Land with Traditional Owners.

Total increased funding for the Cape York Peninsula Tenure Resolution Program is $29.6 million over four years. Further funding can be found in the Department of Aboriginal and Torres Strait Islander Partnership section of this chapter. The capital component of this measure can be found in the Department of Aboriginal and Torres Strait Islander Partnerships and Department of National Parks, Sport and Racing sections of Chapter 3 Capital Measures.

76

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Parks and Forest Management	—	1,554	4,382	4,673	5,570

The Government is providing increased funding of $16.2 million over four years to manage land that has been acquired due to its high environmental and conservation value. The capital component of this measure can be found in Chapter 3 Capital Measures.

77

Budget Measures 2016-17

Department of Natural Resources and Mines

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Abandoned Mine Lands Program	—	8,311	8,426	8,355	8,458

The Government is providing increased funding of $42 million over five years to 2020-21 with $8 million ongoing from 2021-22 for the Abandoned Mine Lands Program to manage the public safety risks associated with abandoned mine sites across Queensland.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Coal Seam Gas Compliance Unit	—	3,636	3,696	—	—

The Government is providing increased funding of $7.3 million over two years for the regulation and administration of the Coal Seam Gas industry.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
State-wide High Resolution Satellite Imagery	—	2,500	2,048	1,686	1,545

The Government is providing additional funding of $7.8 million over four years and ongoing funding of $1.5 million per annum to support aerial and satellite imagery. Satellite imagery is the most cost effective means of obtaining imagery in rural and remote areas of Queensland not covered by aerial photography and will assist with vegetation management compliance. This is a joint initiative with the Department of Science, Information Technology and Innovation.

78

Budget Measures 2016-17

Department of Science, Information Technology and Innovation

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
One-Stop Shop	—	10,925	—	—	—

The Government is providing increased funding of $10.9 million in 2016-17 to continue the One-Stop Shop program which is focused on delivering improvements to frontline services, encouraging innovation and better services for citizens and businesses.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Accelerate Advance Queensland	—	9,000	8,500	7,500	—

The Government is providing increased funding of $25 million over three years for the Accelerate Advance Queensland initiative including $9 million to support industry accelerators, $6 million for regional innovation hubs and $10 million for the Platform Technology Program.

This measure builds on the $180 million Advance Queensland investment in innovation, skills, education, business development and a start-up culture, delivering knowledge-based jobs now and into the future.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Mobile Phone Coverage	—	7,500	7,500	—	—

The Government is providing increased funding of $15 million over two years to improve mobile coverage in Queensland.

79

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Smart Service Queensland Customer Experience	—	4,179	2,568	2,614	2,677

The Government is providing additional funding of $12 million over four years for a new telephony system and to address service growth and increased demand from the Queensland public. This includes ongoing funding of $2.7 million per annum. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Whole-of-Government Cyber Security	1,605	3,377	3,564	1,362	—

The Government is providing additional funding of $9.9 million over four years from 2015-16 for cyber security initiatives and the establishment of a cyber security capability within the department. An additional $1 million over four years has also been reprioritised from existing resources to support this measure.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Strengthening Science Capability	—	1,984	1,985	1,984	1,984

The Government is providing funding of $7.9 million over four years to strengthen science capability. This includes $1.5 million ongoing per annum for Vegetation Management monitoring and scientific analysis and the Reef & Water Resources Modelling Centre, and $2 million over four years for International Science Partnerships. Funding of $3.9 million in 2015-16 has been internally reallocated by the department to offset this measure.

80

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
The Advance Queensland Biofutures 10-Year Roadmap and Action Plan	—	1,140	2,140	2,000	—

The Government is providing additional funding of $5.3 million over three years to implement the Advance Queensland Biofutures 10-Year Roadmap and Action Plan.

Total funding for the Roadmap and Action Plan across agencies is $19.7 million over three years, to achieve the Government’s vision for a $1 billion sustainable and export-orientated industrial biotechnology and bioproducts sector, attracting significant international investment, and creating regional, high-value and knowledge intensive jobs. Further funding can be found in the Department of State Development section of this chapter.

81

Budget Measures 2016-17

Department of State Development

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Building our Regions	—	15,000	70,000	—	—

The Government is providing increased funding of $85 million over two years to boost the Building our Regions program. The primary purpose of this program is to provide funding to local government projects for critical infrastructure in regional areas of the state, while also supporting jobs, fostering economic development and improving the liveability of regional communities. Funding of $15 million in 2016-17 is made available through savings from the previous Royalties for the Regions program.

This initiative complements an increased commitment to the Transport Infrastructure Development Scheme (TIDS). Further funding can be found in the Department of Transport and Main Roads section of this chapter.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
The Advance Queensland Biofutures 10-Year Roadmap and Action Plan	—	7,680	3,180	3,170	—

The Government is providing additional funding of $14 million over three years to implement the Advance Queensland Biofutures 10-Year Roadmap and Action Plan. This funding includes $5 million for the establishment of a Biofutures Industry Development Fund to financially assist first-mover investments by enabling businesses to access venture capital.

Total funding for the Roadmap and Action Plan across agencies is $19.7 million over three years, to achieve the Government’s vision for a $1 billion sustainable and export-orientated industrial biotechnology and bioproducts sector, attracting significant international investment, and creating regional, high-value and knowledge intensive jobs. Further funding can be found in the Department of Science, Information Technology and Innovation section of this chapter.

82

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Economy Building Initiatives	—	4,500	4,000	—	—

The Government is providing additional funding of $8.5 million over two years for initial work on economy building initiatives based on the development of Regional Priority Action Plans. These initiatives will focus on the growth of priority industries to support economic diversification and employment. The priority industries include mining equipment, technology and services; advanced manufacturing; biofutures; defence and aerospace; agriculture and tourism. Funding will also be used to assist the department with resourcing the Industry Attraction Fund.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Mining Equipment, Technology and Services Industry Growth Centre	109	2,391	1,250	1,250	—

The Government is providing additional funding of $5 million over four years towards the activities of the Mining Equipment, Technology and Services Industry Growth Centre at the Queensland University of Technology, Gardens Point, Brisbane. Funding of $1 million over four years is being reallocated internally by the department to support this measure. As the Growth Centre is an initiative of the Australian Government, the Australian Government will provide $14 million over four years towards this measure.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Community Hubs and Partnerships	—	1,625	1,625	1,625	1,625

The Government is providing additional ongoing funding of $1.6 million per annum to continue the Community Hubs and Partnerships (CHaPs) program. The CHaPs program will foster and facilitate improved collaboration, for the planning and delivery of services and infrastructure, across all levels of Government, private and community sectors. Further funding of $1.6 million over four years is being reallocated internally by the department to support this measure.

Total funding for the program across several agencies is $8.1 million over four years. Further funding contributions can be found in the Department of Communities, Child Safety and Disability Services, the Department of Education and Training and Queensland Health sections of this chapter.

83

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queens Wharf Brisbane	—	1,270	3,200	—	—

The Government is providing increased funding of $4.5 million over two years to facilitate the construction and delivery of the Queens Wharf Brisbane project, including involvement in the Detailed Design Development process. This measure is also supported by a $5 million commitment fee paid by Destination Brisbane Consortium.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Advance Queensland Industry Attraction Fund	—	—	—	—	—

The Government is providing additional funding of $40 million over four years, held centrally, for the Advance Queensland Industry Attraction Fund. This fund is focused on achieving the Queensland Government’s objectives of employment creation, regional growth and encouraging innovation. It will seek to further diversify economic activity by harnessing growth in emerging industries and value adding to existing industries.

84

Budget Measures 2016-17

Department of the Premier and Cabinet

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Museum Regional Campus Upgrades and Gallery Renewal	—	5,300	3,000	1,950	1,250

The Government is providing additional funding of $7 million over four years to maintain the State’s collections and address critical maintenance and safety issues at regional campuses and the storage facility at Hendra. An additional $4.5 million over four years is provided to match funding raised from sponsorship support to update and renew permanent galleries to provide compelling experiences for visitors, to ensure preservation of collections and increase attendance levels.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Ministerial Support for Three New Offices	—	5,169	5,169	5,169	5,169

The Government is providing increased funding of $5.2 million per annum for the addition of three Ministerial Offices and one Assistant Minister’s Office. Funding is for staffing and office administration of the additional offices to ensure effective Government. Further funding can be found in the Legislative Assembly of Queensland section of this chapter.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Cairns Performing Arts Centre	—	—	—	—	—

The Government is providing additional funding of $15 million in 2016-17 towards the construction of the Cairns Performing Arts Centre on the site of the existing Cairns Civic Theatre. Funding is held centrally subject to an acceptable business case demonstrating the project’s feasibility, matching federal funds and Cairns Regional Council funding the balance of the capital/project costs and all ongoing operational costs.

85

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Playing Queensland Fund - Boost to Touring	—	750	750	750	750

The Government is providing increased funding of $750,000 per annum to continue the Boost to Touring element of the Playing Queensland Fund. The program will expand on current successes and ensure Queenslanders have access to quality live arts experiences within their own communities.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Related Initiatives	1,797	112	116	—	—

The Government is providing additional funding of $2 million over three years for domestic and family violence related initiatives, namely $1.2 million for DV Connect services, $337,000 towards Queensland’s participation in Our Watch, $200,000 to establish the Domestic and Family Violence Implementation Council and $250,000 for an audit of services in Queensland.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Implementation Council	—	596	374	—	—

The Government is providing increased funding of $970,000 over two years for the Domestic and Family Violence Implementation Council. In addition, the department has internally reallocated $148,000 to part fund this measure.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

86

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Communication and Engagement Program	—	3,095	3,095	3,095	—

The Government will be providing additional funding of $9.3 million over three years for a communication and engagement program to help change attitudes and behaviours of Queenslanders towards domestic and family violence. In addition, the department has internally reallocated $329,000 to part fund this measure.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Art Gallery Exhibitions and Critical Asset Replacement	—	3,000	3,250	3,000	3,000

The Government is providing additional funding of $10.8 million over four years, $2 million of which will be matched by funding from sponsorship support, to secure blockbuster and major exhibitions. Dedicated exhibition funding generates non-government sponsorship support, creates employment, increases attendance levels and will re-establish the institution as the state’s strongest cultural tourism driver. An additional $1.5 million will be provided over two years to update and replace plant and equipment at the Queensland Art Gallery in order to comply with work health and safety legislation.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Events Sponsorship Fund	—	2,000	2,000	—	—

The Government is providing additional funding of $4 million over two years for the Events Sponsorship Fund. Events and initiatives to be supported through sponsorships will enhance current Government priorities, contribute to the Queensland economy, support job creation and foster quality innovation.

87

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Ballet	1,200	1,200	1,200	1,200	1,200

The Government is providing additional funding of $1.2 million per annum to the Queensland Ballet, to increase the size of the company and the scope and scale of its artistic program. This will enable Queensland Ballet to build upon its success in growing audience and philanthropic support for its activities.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Evaluation of Tackling Alcohol-Fuelled Violence Policy	—	—	—	—	—

The Government is providing increased funding over four years to undertake an independent and robust evaluation of the effectiveness of the Tackling Alcohol-fuelled Violence Policy and its impact on the community two years after the implementation of the Tackling Alcohol-Fuelled Violence Legislation Amendment Act 2016. The evaluation will provide Government with reliable information that will be used to guide future decisions about its policies to address alcohol-fuelled violence.

Expenditure for this measure is not for publication as it is subject to commercial negotiation with potential providers.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Myriad Innovation Fund	—	—	—	—	—

Funding of $2.1 million over three years has been internally reallocated by the department to stage an annual innovation and start-up festival with international event company, Myriad. This event will form a key component of a strategy to position Queensland as an attractive investment destination with a strong innovation and entrepreneurial culture.

88

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
New Arts Theatre Business Case	—	—	—	—	—

Funding of $1.3 million over two years has been internally reallocated by the department to commence a business case to investigate the potential for a new 1,500 seat performing arts venue in Brisbane. This is in recognition of the need to cater for increased audience growth and demand for local, national and international performing arts productions.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
North Queensland Economic Summit	1,500	—	—	—	—

The Government has provided additional funding of $1.5 million in 2015-16 to the Northern Queensland Economic Summit which was held in Cairns on 4-6 November 2015. The North Queensland summit showcased economic development opportunities in North Queensland, highlighting current policies and initiatives that aim to promote employment and infrastructure investment. The North Queensland summit forms part of a broader engagement framework with the investment community to explore investment and growth opportunities.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Screen Queensland	—	—	—	—	—

The Government has provided additional funding to grow a pipeline of large scale film and high end television productions to Queensland. Expenditure for this measure is subject to commercial negotiations with potential projects.

89

Budget Measures 2016-17

Department of Tourism, Major Events, Small Business and the Commonwealth Games

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Advance Queensland: Connecting with Asia Strategy	—	8,375	8,375	8,375	8,375

The Government is providing additional funding of $33.5 million over four years to increase visitation from Asia and drive tourism job growth. The package will increase visitation by direct marketing, attracting further airline routes to Queensland from key markets in Asia, improving tourism products and expanding the tourism industry’s digital capability and online presence.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Advancing Small Business Queensland Strategy	—	7,550	7,550	7,550	—

The Government is providing additional funding of $22.7 million over three years for the Advancing Small Business Queensland Strategy that will focus on making Queensland the place for small business to start, grow and employ. An additional $21.8 million has been internally reallocated by the department towards formation of the Office of Small Business, continuing with improvements to the Business and Industry Portal and aligning existing programs with delivery of the strategy.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Tourism and Events Queensland Tourism Guarantee	—	—	—	2,687	47,225

The Government is providing increased funding of $49.9 million over two years to continue the restoration of Tourism and Events Queensland’s (TEQ) funding. This will allow TEQ to continue to carry out its core functions including promoting Queensland destinations and driving tourism growth.

90

Budget Measures 2016-17

Department of Transport and Main Roads

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Cross River Rail	—	50,000	—	—	—

The Government is providing additional funding of $50 million in 2016-17 for Cross River Rail environmental impact approvals, establishment of the statutory body, commencement of scoping of value share opportunities, commencement of early works and commencement of pre-procurement activities.

The Government is providing total funding of $2 billion over five years from 2015-16 to build the priority infrastructure needed to support economic growth and liveability into the future. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Road Safety	3,300	3,650	1,000	1,000	—

The Government is providing increased funding of $9 million over four years for road safety education and awareness programs and to improve the safety of the sections of state controlled roads where accidents happen most frequently. Total funding of $17.3 million over five years is being provided across Government, allocated from revenues received from the Camera Detected Offence Program, towards road safety and the administration costs associated with infringements. Further funding can be found in the Queensland Police Service section of this chapter. The capital component of this measure can be found in the Queensland Police Service and Department of Transport and Main Roads sections of Chapter 3 Capital Measures.

91

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Upgrade Road Access to Tourist and Culturally Significant Sites in Western Queensland	—	3,000	7,000	—	—
The Government is providing additional funding of $10 million over two years to upgrade road access to tourist and culturally-significant sites in western Queensland.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Gold Coast Waterways Authority	—	1,980	—	—	—

The Government is providing additional funding of $2 million in 2016-17 to ensure that the Gold Coast Waterways Authority can fully deliver their proposed capital and operational works programs.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Building our Regions - Transport Infrastructure Development Scheme	—	—	30,000	30,000	30,000

The Government will provide additional funding of $90 million over three years for the Transport Infrastructure Development Scheme that provides targeted investment in local government transport infrastructure. This is a continuation of the Building our Regions commitment that provides targeted investment in local government transport infrastructure. Further funding can be found in the Department of State Development section of this chapter.

92

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Heavy Vehicle Charges Determination - Revisions to Concessions	—	—	—	—	—

Funding of $19.6 million over four years has been reallocated internally by the department to implement the Government’s decision that, from 1 July 2016, heavy vehicle registration charges concessions will continue to apply to both the road use component and regulatory component.

93

Budget Measures 2016-17

Legislative Assembly of Queensland

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Members’ Remuneration - Additional Office Holders	460	852	852	852	852

The Government has provided additional funding of $460,000 in 2015-16 and ongoing funding of $852,000 per annum from 2016-17 for additional office holder salary costs for Members of the Legislative Assembly.

Further funding can be found in the Department of the Premier and Cabinet section of this chapter.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Electorate Office Leasing Costs	563	848	1,147	1,461	1,790

The Government has provided increased funding of $563,000 in 2015-16 and ongoing funding indexed annually commencing 2016-17 to address increases in leasing costs for Members’ electorate offices.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Resourcing for Parliamentary Committee System	—	306	306	306	306

The Government is providing additional funding of $306,000 per annum to increase resourcing for the parliamentary committee system following an internal review into the resourcing and support requirements of the committee system.

94

Budget Measures 2016-17

Public Safety Business Agency

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Blue Card Efficiency Savings	—	5,000	—	—	—

As part of the commitment to protect jobs and maintain the integrity of the Blue Card System, the Government has reversed the $5 million savings sought from Blue Card Services in 2016-17 by the former Government. This will enable Blue Card Services to retain current staffing and capability levels.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Flood-focussed Road Safety Media Campaign	5,000	1,000	1,000	1,000	1,000

The Government is providing additional funding of $9 million over five years to be allocated from revenue generated from the Camera Detected Offence Program to reinstate a flood-focussed road safety media campaign. This campaign is aimed at motorists to promote awareness of the dangers and consequences of driving through floodwater, in order to save lives through the prevention of avoidable drownings.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Government Air Cairns Facility Redevelopment	—	180	2,141	1,831	1,904

The Government is providing additional funding of $6.1 million over four years and ongoing for a new Cairns Queensland Government Air rotary wing facility. This facility will ensure the continued operation of rotary wing services at Cairns Airport to deliver lifesaving, community safety services in Far North Queensland.

95

Budget Measures 2016-17

Public Service Commission

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Replacement of the Workplace Analysis and Collection Application	—	461	—	—	—

The Government is providing additional funding of $461,000 in 2016-17 to procure and implement a replacement ICT system to collect and validate data on the size and characteristics of the Queensland public sector workforce.

96

Budget Measures 2016-17

Queensland Fire and Emergency Services

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Reserve Roster	199	1,344	—	—	—

The Government is providing additional funding of $1.5 million over two years to establish a reserve roster for firefighters. This funding will enable the recruitment of reserve roster staff and more efficient use of human resources.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Smoke Alarm Requirements for Domestic Dwellings	—	750	250	250	250

The Government is providing additional funding of $750,000 in 2016-17 and ongoing funding of $250,000 per annum to 2026 for a comprehensive consumer protection campaign about the changes to Queensland’s smoke alarm legislative requirements (for domestic dwellings) and the need for practised fire escape plans. Further details of this funding can be found in the Department of Housing and Public Works sections of this chapter.

97

Budget Measures 2016-17

Queensland Health

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Project Agreement on Addressing Blood Borne Viruses and Sexually Transmitted Infections in the Torres Strait Islands	500	1,120	1,120	1,120	1,120

The Australian Government is providing additional funding of $5 million over five years to increase the number of primary health care staff in the Torres Strait Islands to implement a sexual health campaign, undertake disease prevention activities, surveillance, testing and treatment and sexual health checks.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - High Risk Teams to Support an Integrated Service Response	—	—	—	—	—

Funding of $2.1 million over four years has been internally reallocated by Queensland Health to establish high risk teams as part of an integrated response to domestic and family violence.

Further details of funding can be found in the Department of Communities, Child Safety and Disability Services, the Department of Justice and Attorney-General, the Department of Aboriginal and Torres Strait Islander Partnerships, the Department of Housing and Public Works and the Queensland Police Service sections of this chapter.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

98

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Staff Education Program	—	—	—	—	—

Funding of $700,000 in 2016-17 has been internally reallocated by Queensland Health to develop a “Train the Trainer” education program for health staff for a range of domestic and family violence initiatives.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Clinical Genomics Service	—	—	—	—	—

Funding of $25 million over five years has been internally reallocated by Queensland Health to establish a Clinical Genomics Service (CGS). Establishing a CGS will position Queensland to keep up with advances in the field of human genomics, to expedite results and treatment for Queensland patients. This initiative is part of the $405 million Advance Queensland acceleration.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Enhancing Queensland Ambulance Service Frontline Services	—	—	—	—	—

Funding of $13 million over three years has been internally reallocated by Queensland Health to fast track employment of an additional 75 paramedics in the Queensland Ambulance Service to ensure the delivery of quality ambulance services in a timely manner.

99

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Extending Existing Drought Relief Arrangements	—	—	—	—	—

Funding of $1.5 million in 2016-17 has been internally reallocated by Queensland Health for the continuation of the Royal Flying Doctor Service Drought Wellbeing Service program to support the Drought Assistance package. This program offers counselling and support to people living and working in areas impacted by drought.

The Drought Assistance package is a total of $41.9 million in 2016-17 across several departments to support drought affected communities across the State. Further funding can be found in the Department of Agriculture and Fisheries, the Department of Communities, Child Safety and Disability Services and the Department of Energy and Water Supply sections of this chapter and the Department of Natural Resources and Mines section of Chapter 4 Revenue Measures.

When combined, the Drought Assistance Package and Rural Assistance Package will provide a total of $77.9 million over five years from 2015-16 to assist rural producers and communities across the State affected by debt and drought.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Ice Strategy	—	—	—	—	—

Funding of $6 million in 2016-17 has been internally reallocated by Queensland Health to tackle the Ice epidemic in Queensland. Funding will support the continuation of Drug and Alcohol Brief Intervention Teams in the Emergency Departments of Logan, Rockhampton and Townsville Hospitals, as well as a range of service responses in targeted areas including Cooktown, Gold Coast, Charleville and Cunnamulla.

100

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Integrated Healthcare Fund	—	—	—	—	—

Funding of $35 million over two years has been internally reallocated by Queensland Health to incentivise ideas and initiatives that will deliver better integration of care and address fragmentation in services. The integrated care models will be implemented and evaluated over a two year period commencing July 2016.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Management of Torres Strait/PNG Cross Border Health Issues Project Agreement	—	—	4,708	4,778	4,854

The Australian Government is providing additional funding of $14.3 million over three years to renew the Project Agreement on Torres Strait / Papua New Guinea cross border health issues. The Agreement contributes towards the cost of health services for Papua New Guinea nationals who travel through the Torres Strait Treaty Zone.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
National Partnership on OzFoodNet	—	—	261	265	269

The Australian Government is providing additional funding of $795,000 over three years from 2017-18 to renew the National Partnership Agreement on OzFoodNet, Australia’s national surveillance system for foodborne diseases.

101

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
National Partnership on the Child and Adult Public Dental Scheme	—	—	—	—	—

The Australian Government has committed to provide additional funding to Queensland to support a new public dental scheme accessible by adult concession card holders and children. The quantum of funding is yet to be determined.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
New Growth Funding	—	—	—	—	350,000

The Government is providing increased funding of $350 million in 2019-20 to support the ongoing growth in demand for health and ambulance services. The funding is based on growth in activity for public hospital services and cost growth. This is in addition to the billion allocation in the 2015-16 Budget.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
North Queensland Aboriginal and Torres Strait Islander Sexually Transmissible Infections Action Plan 2016-2021	—	—	—	—	—

Funding of $15.8 million over three years has been internally reallocated by Queensland Health to develop the North Queensland Aboriginal and Torres Strait Islander Sexually Transmissible Infections Action Plan 2016-2021. Specifically, the plan will aim to eliminate congenital syphilis, control current outbreaks and implement longer term strategies that strengthen the capacity of the health system to manage the incidence of infectious syphilis and other STIs.

102

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Pre-exposure Prophylaxis (PrEP) Trial	—	—	—	—	—

Funding of $6 million over four years has been internally reallocated by Queensland Health to continue the pre-exposure prophylaxis (PrEP) trial in Queensland. The PrEP demonstration project which began in September 2015, trials a single tablet taken once daily to shield people from acquiring HIV.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Project Agreement for Response to the Zika Virus	970	—	—	—	—

The Australian Government has provided additional funding of $970,000 in 2015-16 to enhance the Dengue Action Response Team in Cairns and Townsville.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Project Agreement for Vaccine-Preventable Diseases Surveillance	—	—	166	168	170

The Australian Government is providing additional funding of $504,000 over three years from 2017-18 to renew the Project Agreement for the Vaccine Preventable Diseases Surveillance Program. The program supports surveillance reporting of vaccine-preventable diseases and allows monitoring, analysis and timely reporting of data.

103

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Project Agreement for the Torres Strait Health Protection Strategy - Mosquito Control	—	—	1,001	1,016	1,032

The Australian Government is providing additional funding of $3 million over three years from 2017-18 to renew the Project Agreement on the Torres Strait Protection Strategy for Mosquito Control. Funding also supports employment of a Torres Strait communication officer.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Reducing Prisoner Suicide Risk at Borallon Training and Correctional Centre	—	—	—	—	—

Funding of $850,000 over five years has been internally reallocated by Queensland Health to implement compensatory initiatives to reduce the risk of suicide at Borallon Training and Correctional Centre.

Total funding for the Borallon Training and Correctional Centre package across several agencies is $88.5 million over five years, which includes $85.9 million new funding and $2.6 million from internal allocations. Further details can be found in the Department of Justice and Attorney-General and the Department of Education and Training sections of this chapter. The capital component of this measure can be found in the Department of Justice and Attorney-General section of Chapter 3 Capital Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Refugee Health Framework and Policy	—	—	—	—	—

Funding of $300,000 over three years has been internally reallocated by Queensland Health to develop a refugee health framework and policy. This funding is inclusive of refugee health and wellbeing specific resources, training and communications during the implementation phase of the proposed framework.

104

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Suicide Prevention Strategy	—	—	—	—	—

Funding of $9.6 million over three years has been internally reallocated by Queensland Health to develop and implement a targeted suicide prevention strategy. In addition, funding will support the establishment of a suicide prevention taskforce to identify an evidence base for initiatives and strengthen partnerships between the primary and tertiary health networks.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Community Hubs and Partnerships	—	(375)	(375)	(375)	(375)

Funding of $375,000 per annum has been internally reallocated by Queensland Health to support the continuation of the Community Hubs and Partnerships (CHaPs) program with the Department of State Development. The CHaPs program will foster and facilitate improved collaboration, for the planning and delivery of services and infrastructure, across all levels of Government, private and community sectors.

Total funding for the CHaPs Program across several agencies is $8.1 million over four years. Further funding contributions can be found in the Department of Communities, Child Safety and Disability Services, the Department of Education and Training and Department of State Development sections of this chapter.

105

Budget Measures 2016-17

Queensland Police Service

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Targeting Serious and Organised Crime	—	7,862	9,820	10,681	10,718

The Government is providing increased funding of $39.1 million over four years to target serious and organised crime. This funding will ensure the Queensland Police Service has the resources to implement the Government’s response to the Queensland Organised Crime Commission of Inquiry report and undertake operational and intelligence-driven activities, legislative reform and education and training.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Counter-Terrorism and Community Safety Centre - Westgate	—	5,000	—	—	—

The Government is providing additional funding of $5 million in 2016-17 to develop a business case for a contemporary Counter-Terrorism and Community Safety Centre at the Westgate Police Academy.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Improving Counter-Terrorism Capability and Capacity	—	4,100	3,697	3,778	3,861

The Government is providing increased funding of $15.4 million over four years to improve counter-terrorism capability and capacity in response to the sustained national threat level. This funding will enhance the ability to profile and assess persons of interest, source valuable intelligence and counter violent extremism. The capital component of this measure can be found in Chapter 3 Capital Measures.

106

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Tackling Child Exploitation	527	2,673	—	—	—

The Government is reprioritising funding of $3.2 million over two years, including $485,000 to the Crime and Corruption Commission, to implement the interim response to the Queensland Organised Crime Commission of Inquiry report. This funding will enable a statewide blitz on child exploitation material by building the capability of specialist police officers, providing additional civilian staff, and regional travel and training costs.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Road Safety	—	1,850	1,896	1,943	2,626

The Government is providing increased funding of $8.3 million over four years from the Camera Detected Offence Program towards road safety, trauma recovery, rehabilitation services and the administration costs associated with infringements.

The Queensland Police Service will receive this funding from contingency for 12 additional staff within the Road Safety Camera Office. Further funding can be found in the Department of Transport and Main Roads section of this chapter. The capital component of this measure can be found in the Department of Transport and Main Roads and the Queensland Police Service sections of Chapter 3 Capital Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Cultural Change	—	1,155	368	371	280

The Government is providing additional funding of $2.2 million over four years to deliver policing initiatives in support of the Government’s response to the Not Now, Not Ever report. This funding will support the Queensland Police Service to pursue cultural change in line with the recommendations of the Not Now, Not Ever report.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

107

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Extension of Southport Specialist Domestic and Family Violence Court Trial	385	1,155	—	—	—

The Government is providing increased funding of $1.5 million over two years to extend the Southport specialist domestic and family violence court trial. The Queensland Police Service will continue to provide prosecutorial support to the court to develop best practice advocacy for statewide implementation. Further details of this funding can be found in the Department of Justice and Attorney-General and Department of Communities, Child Safety and Disability Services sections of this chapter.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - High Risk Teams to Support an Integrated Service Response	—	488	1,113	1,664	1,833

The Government is providing increased funding of $5.1 million over four years to enable the Queensland Police Service to undertake coordination activities to support the high risk teams delivering an integrated response to domestic and family violence. Further details of this funding can be found in the Department of Justice and Attorney-General, Department of Communities, Child Safety and Disability Services, Department of Housing and Public Works, Queensland Health and the Department of Aboriginal and Torres Strait Islander Partnerships sections of this chapter.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

108

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	—	—	—	—

The Government is providing increased funding of $34.8 million over three years from 2017-18 for the staged roll out of Specialist Domestic and Family Violence Courts. This includes increased funding to enable the Queensland Police Service to continue to provide prosecutorial support for the Specialist Domestic and Family Violence Court expansion. This funding is held at a whole-of-Government level as a contingency pending learnings from the trial underway at Southport. Further funding for this measure can be found in the Department of Justice and Attorney-General and Department of Communities, Child Safety and Disability Services sections of this chapter. The capital component of this measure can be found in the Department of Justice and Attorney-General section of Chapter 3 Capital measures.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

109

Budget Measures 2016-17

Queensland Treasury

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Back to Work - Regional Employment Package	—	45,000	45,000	—	—

The Government is providing additional funding of $90 million over two years to assist up to 8,000 eligible jobseekers across regional Queensland, outside of South East Queensland, as part of the Back to Work - Regional Employment Package. The package will give employers the confidence to employ regional jobseekers and provide an economic boost to regions facing challenging times. Employers and jobseekers will receive support to increase employment opportunities for Queenslanders. The Back to Work - Regional Employment Package is a total of $100 million over two years with funding of $10 million being provided to the Department of Education and Training for the Certificate 3 Guarantee Boost program. Further information can be found in the Department of Education and Training section of this chapter.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Twelve Month Increase in the Queensland First Home Owners’ Grant	—	20,000	20,000	—	—

The Government is providing additional funding of $40 million over two years to temporarily increase the Queensland First Home Owners’ Grant from $15,000 to $20,000 to assist first home buyers to enter the housing market. The grant is available for contracts signed between 1 July 2016 and 30 June 2017 for new houses, units or townhouses valued at less than $750,000.

110

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
State Penalties Enforcement Registry Program Initiatives	3,331	9,001	16,865	18,922	17,288

The Government is providing additional funding of $65.4 million over five years and $17.3 million ongoing to implement an alternate SPER service delivery model. The new model includes replacing SPER’s legacy ICT system with a new software as a service solution, introducing outbound contact capability to enable SPER to provide more effective early engagement with debtors and implementing business change. This initiative is expected to reduce the State’s SPER liabilities.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Secure the Integrity of the State Revenue Base and Improve Services into the Future	—	5,768	1,429	41	(140)

The Government is providing additional funding of $7.1 million over four years for a private Brisbane based cloud service for the State’s existing Revenue Management Solution suite; together with the development of a business case for a multi-phase transformational program of work. This program is expected to result in net savings in 2019-20 due to reduced use of contractors. This is part of the first phase of a transformational program of work to deliver improved revenue management services into the future.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Productivity Commission	—	1,745	1,811	1,879	1,948

The Government is providing additional funding of $7.4 million over four years and $1.9 million ongoing to increase base funding for the Queensland Productivity Commission (QPC) to support inquiry and research functions. The QPC is an independent statutory authority under the Queensland Productivity Commission Act 2015. It undertakes independent in-depth reviews of complex economic, industry and regulatory issues through open and transparent processes informed by wide public consultation, and formulates policy proposals and recommendations to Government to encourage economic growth, productivity and improved living standards across Queensland.

111

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Development of a Measures of Success Framework	—	500	—	—	—

The Government is providing additional funding of $500,000 in 2016-17 to develop a performance framework for measuring the progress of domestic and family violence reforms towards achieving long-term outcomes.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Financial Assurance	—	500	—	—	—

The Government is providing additional funding of $500,000 in 2016-17 to further the review of Queensland Government’s financial assurance framework. Financial assurance is the mechanism that Government holds to ensure an Environmental Authority fulfils its obligations to rehabilitate a site.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Making Queensland Count - 2016 Census Awareness Campaign	247	438	110	—	—

The Government is providing additional funding of $795,000 over three years to conduct a statewide Census Awareness Campaign. It aims to bolster Census participation, particularly in regional and remote areas of Queensland and amongst Aboriginal and Torres Strait Islander communities. It will highlight the importance of accurate population and housing data to inform policy development, infrastructure and service delivery planning.

112

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Contribution to Cairns Innovation Centre	—	—	—	—	—

As part of the $405 million Advance Queensland Package, the Government will contribute $10 million to the James Cook University (JCU) for the construction of its $50 million Cairns Innovation Centre (CIC), subject to the finalisation of a detailed business case and the confirmation of contributions from both JCU ($30 million) and the Australian Government ($10 million). The CIC will be focused on innovation, commercialisation and entrepreneurship. The CIC initiative will facilitate the expansion of JCU’s innovation programs and its engagement with business, industry and the community and has the potential to attract the best and brightest local and international students to the region. The CIC will place JCU in a strong position to support the economic development of Northern Australia.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
North Stradbroke Island Workers Assistance Scheme	—	—	—	—	—

The Government is providing $5 million for the North Stradbroke Island Workers Assistance Scheme, to assist those affected by the phasing out of sand and mineral mining on North Stradbroke Island. Eligible workers will be able to access tailored support and assistance, including training opportunities, to help them find alternative employment. The Workers Assistance Scheme is an integral part of the Government’s broader commitment to assist the North Stradbroke Island economic transition process and is additional to the $20 million Economic Transition Strategy funding announced in the 2015-16 Budget.

113

Budget Measures 2016-17

3	Capital measures

Introduction

The following tables present the relevant portfolio capital measures relating to decisions taken since the 2015-16 Budget. This does not represent the full amount of additional funding provided to agencies since the 2015-16 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

114

Budget Measures 2016-17

Department of Aboriginal and Torres Strait Islander Partnerships

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Cape York Peninsula Tenure Resolution Program	—	3,000	—	—	—

The Government is providing increased funding of $3 million for land acquisitions related to the Cape York Peninsula Tenure Resolution Program.

Total increased funding for the Cape York Tenure Resolution Program is $29.6 million over four years. Further funding can be found in the Department of National Parks, Sport and Racing section of this chapter. The expense component of this measure can be found in the Department of Aboriginal and Torres Strait Islander Partnerships and Department of National Parks, Sport and Racing sections of Chapter 2 Expense Measures.

115

Budget Measures 2016-17

Department of Education and Training

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
New State Schools in High Growth Areas	—	57,597	38,409	26,663	20,413

The Government is providing additional funding of $147.3 million over five years to 2020-21, for a procurement package of three new state schools in growth areas of South East Queensland at Coomera, Caloundra South and Yarrabilba (Logan).

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
State School Base Capital Works Program	—	45,746	53,336	71,103	79,088

The Government is providing additional funding of $249.3 million over four years, and ongoing funding of $79.1 million per annum to provide an increase to the department’s Base Capital Works Program to cater for growth and renewal in existing state schools.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
New School in Calliope	—	—	—	—	—

Funding of $60 million is being internally allocated, from the State School Base Capital Works Program, for the construction of a new state high school at Calliope.

116

Budget Measures 2016-17

Department of Environment and Heritage Protection

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Publicly Owned Protected Area Land Acquisitions	—	5,000	—	—	—

The Government is setting aside additional funding of $5 million in 2016-17 for the acquisition of unique and high conversation value areas as part of Queensland’s Protected Area Estate.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Implementation of the Biofuels Mandate	—	400	—	—	—

The Government is providing additional funding of $400,000 in 2016-17 to support the implementation of Queensland’s Biofuels Mandate. The funding will support enhancements to environmental licencing systems to allow improved monitoring and compliance of activities associated with the biofuels industry. The expenditure component for this measure can be found in Chapter 2 Expense Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Management of Flying Fox Roosts	500	—	—	—	—

The Government has provided additional funding of $500,000 in 2015-16 for research into flying fox behaviours. The funding will provide for GPS transmitters to track movements of flying foxes. The expense component of this measure can be found in Chapter 2 Expense Measures.

117

Budget Measures 2016-17

Department of Housing and Public Works

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Supported Accommodation for Women and Children Escaping Domestic and Family Violence in a Rural or Remote Location	—	2,800	—	—	—

The Government is providing additional funding of $2.8 million in 2016-17 to establish a domestic and family violence shelter in a rural or remote location. The expense component of this measure can be found in Chapter 2 Expense Measures.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Supported Accommodation for Women and Children Escaping Domestic and Family Violence in Charters Towers	—	1,400	—	—	—

The Government is providing additional funding of $1.4 million in 2016-17 to establish a domestic and family violence shelter in Charters Towers. The expense component of this measure can be found in Chapter 2 Expense Measures.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

118

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Capital Works on Mornington Island	1,521	—	—	—	—

The Government has provided increased funding of $1.5 million in 2015-16 towards construction of two units of accommodation on Mornington Island. These residences will satisfy urgent requirements for Government employee housing and ensure continued service delivery in this area.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Government Employee Housing Program	10,000	—	—	—	—

The Government has provided additional funding of $10 million in 2015-16 to commence upgrade works and construction of Government employee housing. The additional residences will satisfy urgent requirements for new accommodation to ensure service delivery in locations where there are no alternate accommodation options.

Total funding provided to carry out upgrade works and new construction is an estimated $112.2 million over three years from 2015-16. The balance of funding is being sourced from the sale of surplus general purpose houses. The expense component of this measure can be found in Chapter 2 Expense Measures.

119

Budget Measures 2016-17

Department of Infrastructure, Local Government and Planning

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
State Infrastructure Fund	—	170,000	280,000	500,000	500,000

In addition to $500 million allocated when the State Infrastructure Plan was released, the Government is providing additional funding of $1.45 billion over four years from 2016-17 towards the next phase of infrastructure needs. Funding is held centrally and will be allocated to agencies as projects receive approval. The allocation of these funds will be informed by independent advice from Building Queensland, including the Building Queensland infrastructure pipeline of projects.

The Government is providing total funding of $2 billion over five years from 2015-16 to build the priority infrastructure needed to support economic growth and liveability into the future. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Significant Regional Infrastructure Projects Program	—	97,789	71,536	10,675	—

The Government is providing additional funding of $180 million over three years for the Significant Regional Infrastructure Projects Program (SRIPP). Funding will be allocated to departments for significant infrastructure projects in key regional centres in response to a community need or provide increased economic opportunities. Projects under the SRIPP support a range of themes in Part A and B of the State Infrastructure Plan, including infrastructure that leads and supports growth, providing liveability benefits and wider economic benefit in regional areas.

The Government is providing total funding of $2 billion over five years from 2015-16 to build the priority infrastructure needed to support economic growth and liveability into the future. Further details of this package can be found in the Overview section at the front of this paper.

120

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Cherbourg Waste Water Infrastructure Replacement	—	9,000	5,000	—	—

The Government is providing additional funding of $14 million over two years for the urgent replacement of Cherbourg Waste Water Infrastructure. An additional $1 million has also been reprioritised by the department internally to fund this measure.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Palm Island Water Shortage	—	—	—	—	—

Funding of $2.5 million in 2016-17 has been internally reallocated by the department to ensure continued water supply at Palm Island. The expense component of this measure can be found in Chapter 2 Expense Measures.

121

Budget Measures 2016-17

Department of Justice and Attorney-General

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Reducing the Suicide Risk at Borallon Training and Correctional Centre	4,000	40,900	25,500	—	—

The Government is providing additional funding of $70.4 million over three years to complete the recommissioning of the Borallon Training and Correctional Centre (BTCC), incorporating the remediation of hanging points from all secure cells without air-conditioning. Funding of $250,000 has also been reprioritised by the department internally to fund this measure. The total additional funding will allow all secure cells to reopen without hanging points.

Total funding to reduce the prisoner suicide risk at BTCC is $88.5 million (including expenses) over five years and across several agencies, including $85.9 million new funding and $2.6 million from internal allocations. The expense components of this measure can be found in the Department of Justice and Attorney-General, the Department of Education and Training and Queensland Health sections of Chapter 2 Expense Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Security Upgrade at Brisbane Youth Detention Centre	—	9,400	—	—	—

The Government is providing additional funding of $9.4 million in 2016-17 to construct temporary accommodation space to keep young people and staff safe during the upgrade of a security system at Brisbane Youth Detention Centre.

The expense component of this measure can be found in Chapter 2 Expense Measures.

122

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Non-custodial Infrastructure	—	1,000	13,000	—	—

The Government is providing additional funding of $14 million over two years to expand facilities for support services at Correctional Centres including health services, offender intervention services and sentencing management of Dangerous Prisoners (Sexual Offenders) Act 2003 offenders.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Probation and Parole Service Growth Funding	—	1,000	—	—	—

The Government is providing additional funding of $1 million in 2016-17 to centralise the Queensland Parole Board operations in order to improve the timeliness of decisions on the cancellation and suspension of parole.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Crime and Corruption Commission - Investigations Case Management System	—	555	3,082	—	—

The Government is providing additional funding of $3.6 million over two years to replace the current case management system resulting in operational efficiencies and improved investigative outcomes.

The expense component of this measure can be found in Chapter 2 Expense Measures.

123

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	—	—	—	—

The Government is providing increased funding of $5.6 million over two years from 2016-17 for the staged roll out of specialist domestic and family violence courts. This includes increased funding for courts to support the specialist domestic and family violence court expansion. This funding is held at a whole-of-Government level as a contingency pending learnings from the specialist court trial underway at Southport.

This forms part of the Government’s overall package of $198.2 million over five years ($192.9 million new funding and $5.3 million reprioritised funding) to respond to the Not Now, Not Ever report since the 2015-16 Budget. Further details of this package can be found in the Overview section at the front of this paper.

Further details of this funding can be found in the Queensland Police Service and Department of Communities, Child Safety and Disability Services sections of Chapter 2 Expense Measures.

124

Budget Measures 2016-17

Department of National Parks, Sport and Racing

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Racing Integrity Commission - Establishment	250	—	—	—	—

The Government has provided additional funding of $250,000 in 2015-16 to acquire scientific testing equipment and accommodation fit out for the Queensland Racing Integrity Commission.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Cape York Peninsula Tenure Resolution Program	—	712	675	875	587

The Government is providing increased funding of $2.8 million over four years to construct ranger stations and visitor infrastructure as part of joint management arrangements with traditional owners over Cape York Peninsula Aboriginal Land.

Total increased funding for the Cape York Peninsula Tenure Resolution Program is $29.6 million over four years. Further funding can be found in the Department of Aboriginal and Torres Strait Islander Partnerships section of this chapter. The expense component of this measure can be found in the Department of Aboriginal and Torres Strait Islander Partnerships and Department of National Parks, Sport and Racing sections of Chapter 2 Expense Measures.

125

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Parks and Forest Management	—	380	1,242	2,535	1,291

The Government is providing increased funding of $5.4 million over four years to develop facilities on land that has been acquired due to its high environmental and conservation value. The expense component of this measure can be found in Chapter 2 Expense Measures.

126

Budget Measures 2016-17

Department of Science, Information Technology and Innovation

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Smart Service Queensland - Customer Experience	—	2,100	—	—	—

The Government is providing additional funding of $2.1 million in 2016-17 for a new telephony solution to ensure the ongoing success of the delivery of call centre services to the Queensland Government and public, particularly during periods of disasters and other significant events. The expense component of this measure can be found in Chapter 2 Expense Measures.

127

Budget Measures 2016-17

Department of State Development

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
North Queensland Sports Stadium	—	—	25,000	15,000	—

The Queensland Government has completed a business case on the options for the development of a stadium in Townsville. The Government is providing additional funding of up to $40 million, held centrally, of a total State commitment of up to $140 million to demonstrate its commitment to the proposed North Queensland stadium. The department is pursuing a range of options for its delivery, with supporting commitments from the Australian Government and Townsville City Council critical to the construction of the stadium. The department will develop the project further during 2016-17 by progressing early works such as design, preparation of a remediation and civil works contract for the preferred site, and preparation of documents and plans to support the development application.

128

Budget Measures 2016-17

Department of the Premier and Cabinet

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Cremorne Theatre Redevelopment	—	—	—	—	—

Funding of $2.3 million in 2015-16 has been internally reallocated by the department to redevelop the Cremorne Theatre including significant refurbishment of the performance and seating areas. This measure will enable the theatre to accommodate various types of theatre performances and enhance the patron experience.

129

Budget Measures 2016-17

Department of Transport and Main Roads

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Priority Economic Works and Productivity Program	1,100	68,687	145,231	65,167	19,851

The Government is providing additional funding of $300 million over five years for the State Infrastructure Plan, Priority Economic Works and Productivity Program (PEWPP). This funding has been allocated to priority transport works which will contribute towards enhanced productivity and economic outcomes.

The Government is providing total funding of $2 billion over five years from 2015-16 to build the priority infrastructure needed to support economic growth and liveability into the future. Further details of this package can be found in the Overview section at the front of this paper.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Northern Queensland Road Funding	—	18,400	54,880	15,600	4,000

The Government is providing additional funding of $96.5 million over five years towards a number of projects in Northern Queensland.

Projects include $19.6 million as the State Government contribution to seal the Kennedy Development Road (The Lynd Hughenden), known locally as the Hann Highway. Negotiations are ongoing with the Australian Government to secure the federal funding commitment. Projects also include $76.9 million to construct two projects on the Gregory Development Road, including widening sections between Charters Towers and The Lynd and the construction of a new high-level Cape River Bridge, south of Charters Towers.

130

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Road Safety	450	6,500	31,000	51,000	—

The Government is providing additional funding of $89 million over four years to improve the safety of the sections of state-controlled roads where accidents happen most frequently. Total funding of $93.3 million over four years is being provided across Government from the Camera Detected Offence Program to improve the safety of the sections of state-controlled roads where accidents happen most frequently and for expansion of the camera program that is necessary to enable ongoing prevention of road trauma as Queensland’s road network and driving population continues to increase. Further funding can be found in the Queensland Police Service section of this chapter. The expense component of this initiative can be found in the Queensland Police Service and Department of Transport and Main Roads sections of Chapter 2 Expense Measures.

131

Budget Measures 2016-17

Legislative Assembly of Queensland

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Rectification Works for the Parliamentary Annexe	300	—	—	—	—

The Government has provided increased funding of $300,000 in 2015-16 to address unforeseen costs associated with removal of asbestos on level 7 of the Parliamentary Annexe.

132

Budget Measures 2016-17

Public Safety Business Agency

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Government Air Rotary Wing Aircraft Maintenance	5,161	—	—	—	—

The Government has provided increased funding of $5.2 million in 2015-16 for urgent major maintenance of Queensland Government Air’s rotary wing aircraft to ensure the fleet maintains its airworthiness certification.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Government Air Strategic Asset Management	—	—	—	—	—

The Government is providing additional funding to replace operational aircraft as part of the 10 year Strategic Asset Management Plan. This will allow Queensland Government Air to meet future service requirements and improve operational efficiency. The funding will be held centrally pending finalisation of the procurement process.

133

Budget Measures 2016-17

Queensland Health

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Advancing Queensland’s Health Infrastructure Program	—	20,000	28,900	43,300	99,500

The Government is providing additional funding of $230 million over five years to 2020-21 for the Advancing Queensland’s Health Infrastructure Program. The program will facilitate essential upgrades to health facilities and supporting infrastructure across Queensland, including repurposing of the Nambour General Hospital, redevelopment of the Atherton Hospital including the emergency department and operating theatres, and redevelopment of the Thursday Island Hospital.

The program will also support the development of a new health precinct for the southern corridor of Cairns and short term carpark solutions at Caboolture and Logan Hospitals. This funding includes business case development for carparks in regional Queensland, including Rockhampton Hospital carpark.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Caboolture Hospital 32 New Bed Upgrade	—	—	—	—	—

Funding of $13.3 million over two years has been internally reallocated by Queensland Health to establish an additional 32 bed adult inpatient ward at the Caboolture Hospital by early 2017.

134

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Cloncurry Alan Ticehurst Building Refurbishment	—	—	—	—	—

Funding of $909,000 in 2016-17 has been internally reallocated by Queensland Health to refurbish the Alan Ticehurst Building in Cloncurry.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Dimbulah Primary Healthcare Clinic Replacement	—	—	—	—	—

Funding of $4.5 million over two years has been internally reallocated by Queensland Health for the replacement of the Dimbulah Primary Healthcare Clinic.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Wynnum Integrated Health Care Centre	—	—	—	—	—

Funding of $13.6 million over two years has been internally reallocated by Queensland Health for the development and construction of the Wynnum Integrated Health Care Centre. The new centre offers a centralised modern public health facility providing essential health services to the Wynnum community.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Wynnum Replacement Ambulance Station	—	—	—	—	—

Funding of $3.5 million over two years has been internally reallocated by Queensland Health for the replacement of the Wynnum Ambulance Station. The new ambulance station will provide a contemporary facility located adjacent to the new Wynnum Integrated Health Care Centre.

135

Budget Measures 2016-17

Queensland Police Service

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Improving Counter-Terrorism Capability and Capacity	—	788	—	—	—

The Government is providing increased funding of $788,000 in 2016-17 to improve counter-terrorism capability and capacity in response to the sustained national threat level. This funding will provide operational equipment and vehicles to enhance the ability to profile and assess persons of interest, source valuable intelligence and counter violent extremism. The expense component of this measure can be found in Chapter 2 Expense Measures.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Road Safety	950	750	1,300	1,300	—

The Government is providing increased funding over four years from the Camera Detected Offence Program to improve the safety of sections of state-controlled roads where crashes most frequently happen and expand the camera program to enable ongoing prevention of road trauma as Queensland’s road network and driving population continues to increase.

The Queensland Police Service will receive $4.3 million of this funding over four years for the installation of additional fixed and mobile digital cameras, and Point to Point Cameras. Further funding can be found in the Department of Transport and Main Roads section of this chapter. The expense component of this measure can be found in the Department of Transport and Main Roads and the Queensland Police Service sections of Chapter 2 Expense Measures.

136

Budget Measures 2016-17

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Tackling Child Exploitation	783	490	—	—	—

Funding of $1.3 million over two years has been reprioritised by the department to implement the interim response to the Queensland Organised Crime Commission of Inquiry report. This funding is to provide specialist ICT and investigative equipment to enable detection of online child exploitation activity.

The expense component of this measure can be found in Chapter 2 Expense Measures.

137

Budget Measures 2016-17

Queensland Treasury

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Secure the Integrity of the State Revenue Base and Improve Services into the Future	—	4,691	504	127	—

The Government is providing $5.3 million in capital expenditure over three years to implement a private Brisbane-based cloud service and improve compliance, client interaction and service delivery. This will assist the Office of State Revenue to deliver the first phase of a transformational program of work to implement improved revenue management services into the future. The expense component of this measure can be found in Chapter 2 Expense Measures.

138

Budget Measures 2016-17

4	Revenue measures

Introduction

The following tables present the relevant portfolio revenue measures relating to decisions taken since the 2015-16 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

139

Budget Measures 2016-17

Department of Environment and Heritage Protection

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Connect Voluntary User Fees	—	750	964	1,071	1,104

The Government is introducing a voluntary user fee for customers to transact using the department’s new online licencing system - “Connect”. Users of Connect will be able to lodge applications, make payments and manage licences and permits online which will streamline these processes and deliver significant efficiency gains to customers.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Regulated Waste Tracking	—	732	695	658	687

The Government is amending the fees associated with the tracking of regulated waste. The changes include an increase in the fee to submit paper waste movements, reduction in the cost for online submission of waste movement and the requirement to pay for each movement when submitting bulk data. The changes are intended to address inequities in the current fee structure and will ensure a fairer contribution to the cost of regulation by the waste industry.

140

Budget Measures 2016-17

Department of Justice and Attorney-General

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Deliver Sustainable Funding for Legal Assistance and Other Matters	—	27,536	27,536	27,536	27,536

The Government is reforming the funding arrangements for all legal assistance, legal profession regulation, and law library services to improve certainty and long term sustainability of services to vulnerable Queenslanders.

From 1 July 2016, all legal assistance, legal profession regulation, and law library services expenditure will be fully funded from the Consolidated Fund.

The expense component of this measure can be found in Chapter 2 Expense Measures.

Interest revenue earned from the Legal Practitioner Interest on Trust Accounts Fund will be transferred to the Consolidated Fund to partially offset the increased expenditure.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Queensland Civil and Administrative Tribunal Fee Changes	—	70	70	70	70

The Queensland Civil and Administrative Tribunal fee structure will be changed in 2016-17 to provide a disincentive for unmeritorious appeals.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Liquor Application and Risk Criterion Licence Fee Amendments	—	(1,895)	(1,968)	(2,037)	(2,108)

The reduction in fees under the Liquor Act 1992 and Liquor Regulation 2002 reflects changes to the liquor licensing framework arising from the Tackling Alcohol-fuelled Violence Legislation Amendment Act 2016.

141

Budget Measures 2016-17

Department of Natural Resources and Mines

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Land Rent Capping	—	(42)	(25)	—	—

The Government has extended current land rent capping on tourism and residential leases for 2016-17 and 2017-18.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Extending Existing Drought Relief Arrangements	—	(4,200)	—	—	—

As part of the extension of drought relief arrangements, the Government is providing fee and rental relief of $4.2 million in 2016-17. This includes rebates for land rental and the waiving of water licence fees for drought affected landholders and lessees.

The Drought Assistance package is a total of $41.9 million in 2016-17 across several departments to support drought affected communities across the State. Further funding can be found in the Department of Agriculture and Fisheries, the Department of Communities, Child Safety and Disability Services, the Department of Energy and Water Supply and the Queensland Health sections of Chapter 2 Expense Measures.

When combined, the Drought Assistance Package and Rural Assistance Package will provide a total of $77.9 million over 5 years from 2015-16 to assist rural producers and communities across the State affected by debt and drought.

142

Budget Measures 2016-17

Department of Transport and Main Roads

	2015-16 $’000	2016-17 $’000	2017-18 $’000	2018-19 $’000	2019-20 $’000
South East Queensland Fare Review	—	—	—	—	—

Funding of $229.9 million over four years (subject to patronage growth and regular monitoring) has been reallocated internally by the department to implement the Government’s response to the South East Queensland Fare Review Taskforce Report including new concessions for job seekers and asylum seekers. The new fare structure will commence in January 2017 (extending the existing fare freeze by a further six months), with the CPI applied annually from January 2018.

143

Budget Measures 2016-17

Queensland Treasury

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Transfer Duty Surcharge for Foreign Purchasers of Residential Property	—	15,000	25,000	25,000	25,000

The Government will introduce a 3 per cent transfer duty surcharge to be applied to foreign purchasers who acquire residential property in Queensland from 1 October 2016. This will ensure that foreign purchasers of residential land, who benefit from Government services and infrastructure, make a contribution to their delivery. This measure will have no direct impact on Queensland residents.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Additional Tax Compliance Activity	—	1,500	3,750	4,500	—

The Government will increase the compliance activity of the Office of State Revenue to deliver additional revenue. This will focus on compliance relating to key taxes, such as land tax and payroll tax. Areas of focus for compliance will include taxpayers incorrectly claiming to be not-for-profit organisations for the purposes of avoiding tax.

	2015-16 $‘000	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000
Rural Assistance Package	—	(1,600)	(1,700)	(1,800)	(1,900)

The Government has approved the extension of the family farm transfer duty concession to the familial transfer of farm businesses as part of the Rural Assistance Package.

The Rural Assistance Package is a total of $36 million over five years from 2015-16 across several departments to assist rural producers across the State affected by debt and drought. Further funding can be found in the Department of Agriculture and Fisheries, Department of Education and Training and Department of Environment and Heritage Protection sections of Chapter 2 Expense Measures.

When combined, the Drought Assistance Package and Rural Assistance Package will provide a total of $77.9 million over five years from 2015-16 to assist rural producers and communities across the State affected by debt and drought.

144

Queensland Budget 2016-17     Budget Measures     Budget Paper No.4

Queensland Budget 2016-17

Budget Measures  Budget Paper No.4